As Filed with the Securities and Exchange Commission on November 10, 2009

Registration Statement No. 333-153492

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 2
TO

FORM S-4

REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933

Pypo China Holdings Limited

(Exact Name of Registrant as Specified in Its Charter)

Cayman Islands

(State or Other Jurisdiction of Incorporation or Organization)

5065

(Primary Standard Industrial Classification Code Number)

N/A

(I.R.S. Employer Identification Number)

South 3/F, Chang’An XingRong Center
No. 1 NaoShiKou Street, XiCheng District
Beijing, China 100031
8610-5832-5957

(Address, Including Zip Code, and Telephone Number,
Including Area Code, of Registrant’s Principal Executive Offices)

CT Corporation System
111 Eighth Avenue
New York, New York 10011
(212) 664-1666

(Name, Address, Including Zip Code, and Telephone Number,
Including Area Code, of Agent for Service)

Copies to:

David T. Zhang, Esq.
Latham & Watkins
41/F, One Exchange Square
8 Connaught Place
Central, Hong Kong
(852) 2522-7886
Facsimile: (852) 2522-7006

Approximate date of commencement of proposed sale of the securities to the public: N/A

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, please check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a small reporting company. See the definitions of “large accelerated filer,” “accelerated filer,” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☒

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the commission, acting pursuant to said Section 8(a), may determine.

CALCULATION OF REGISTRATION FEE

Title of Each Class of Security Being Registered	Amount Being Registered	Proposed Maximum Offering Price Per Security		Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Series A Units, each consisting of one ordinary share, $0.0001 par value, and five non-redeemable Class A Warrants	225,200 Series A Units	$6.99	(1)	$1,574,148	$61.86
Series B Units, each consisting of one ordinary share, $0.0001 par value, and one redeemable Class B Warrant(7)	3,072,263 Series B Units	$8.50	(1)	$26,114,235.50	$1,026.29
Ordinary shares included as part of the Series A Units	225,200 Shares	—		—	(2)
Ordinary shares included as part of the Series B Units	3,072,263 Shares	—		—	(2)
Class A Warrants included as part of the Series A Units	1,126,000 Class A Warrants	—		—	(2)
Class B Warrants included as part of the Series B Units	3,072,263 Class B Warrants	—		—	(2)
Class B Warrants originally included as part of the Series B Units	348,042 Class B Warrants	—		—	(2)
Ordinary shares underlying the Class A Warrants included in the Series A Units(3)(4)	1,126,000 Shares	$5.00	(5)	$5,630,000	$221.26
Ordinary shares underlying the redeemable Class B Warrants currently included in the Series B Units and the Class B warrants originally included in the Series B Units(3)(4)	3,420,305 Shares	$5.00	(5)	$17,101,525	$672.09
Ordinary shares held in escrow by initial stockholders of Middle Kingdom Alliance Corporation	750,000 Shares	$1.25	(1)	$937,500	$36.84
Series A Units held in escrow by initial stockholders of Middle Kingdom Alliance Corporation	90,450 Series A Units	$6.99	(1)	$632,245.50	$24.85
Ordinary shares included as part of the Series A Units held in escrow by initial stockholders of Middle Kingdom Alliance Corporation	90,450 Shares	—		—	(2)
Class A Warrants included as part of the Series A Units held in escrow by initial stockholders of Middle Kingdom Alliance Corporation	452,250 Class A Warrants	—		—	(2)
Ordinary shares underlying the Class A Warrants included in the Series A Units held in escrow by initial stockholders of Middle Kingdom Alliance Corporation(3)(4)	452,250 Shares	$5.00	(5)	$2,261,250	$88.87
Representatives’ Unit Purchase Option	1	$100.00		$100	—
Series A Units underlying the Representatives’ Unit Purchase Option(4)	19,800 Series A Units	$10.00	(6)	$198,000	$7.78
Series B Units underlying the Representatives’ Unit Purchase Option(4)	330,000 Series B Units	$10.00	(6)	$3,300,000	$129.69
Ordinary shares included as part of the Underwriters’ Series A Units(3)(4)	19,800 Shares	—		—	(2)
Ordinary shares included as part of the Underwriters’ Series B Units(3)(4)	330,000 Shares	—		—	(2)
Class A Warrants included as part of the Representatives’ Series A Units(3)(4)	99,000 Class A Warrants	—		—	(2)
Class B Warrants included as part of the Representatives’ Series B Units(3)(4)	330,000 Class B Warrants	—		—	(2)
Ordinary shares underlying the Class A Warrants included in the Representatives’ Series A Units(3)(4)	99,000 Shares	$10.00	(5)	$990,000	$38.91
Ordinary shares underlying the redeemable Class B Warrants included in the Representatives’ Series B Units(3)(4)	330,000 Shares	$10.00	(5)	$3,300,000	$129.69
Total Fee					$2,438.13(8)

(1)	Based on the market price of the Series A units, Series B units, and common stock of Middle Kingdom Alliance Corp. on September 9, 2008 (the date of the initial filing of the registration statement) for the purpose of calculating the registration fee pursuant to Rule 457(f)(1).
(2)	No fee pursuant to Rule 457(i).
(3)	Pursuant to Rule 416, there are also being registered such additional securities as may be issued to prevent dilution resulting from share splits, share dividends or similar transactions as a result of the anti-dilution provisions contained in the Class A and Class B Warrants.
(4)	Consists of securities underlying derivative securities offered in the redomestication, which underlying securities will be offered on an ongoing basis.
(5)	Pursuant to Rule 457(i), represents the exercise price for the respective warrants.
(6)	Pursuant to Rule 457(i), represents the exercise price for the Representatives’ Unit Purchase Option.
(7)	In December 2008, 348,042 shares of Middle Kingdom Alliance Corp. common stock originally included in Series B units were converted into cash. The 348,042 Class B warrants in the fee table represents the Class B warrants that were originally included in such Series B units.
(8)	Previously paid.

EXPLANATORY NOTE

This Post-Effective Amendment No. 2, or this Amendment, to the Registration Statement No. 333-153492, as amended, or the Registration Statement, of MK Arizona Corp., an Arizona corporation, or MK Arizona, is hereby filed by Pypo China Holdings Limited, a Cayman Islands exempted company and successor to MK Arizona, or Pypo or MK Cayman.

Pursuant to Rule 414(d) of the Securities Act of 1933, as amended, or the Securities Act, MK Cayman, as the successor issuer to MK Arizona, hereby expressly adopts the Registration Statement as its own for all purposes of the Securities Act and the Securities Exchange Act of 1934, as amended, or the Exchange Act. Further, MK Cayman hereby amends and restates the items of the Registration Statement pursuant to this Amendment, and reflects in this Amendment certain material changes following the Business Combination described in the proxy statement/prospectus included herein.

SUPPLEMENT DATED OCTOBER 15, 2009
TO
PROXY STATEMENT DATED MAY 14, 2009

The following information hereby supplements and should be read in conjunction with, the proxy statement/prospectus of MK Arizona, dated May 14, 2009, attached hereto as Exhibit 99.13 and is incorporated by reference herein.

On July 9, 2009, Middle Kingdom Alliance Corp., a Delaware corporation, or Middle Kingdom, and Pypo Digitial Company Limited, a Cayman Islands exempted company, or Pypo Cayman, consummated a business combination, or the Business Combination, pursuant to the steps outlined below. First, (i) Middle Kingdom merged with and into MK Arizona, then a wholly owned subsidiary of Middle Kingdom, with MK Arizona as the surviving entity in the merger, and (ii) MK Arizona converted into MK Cayman pursuant to conversion and continuation procedures under Arizona and Cayman Islands law, or the Redomestication.

As a result of the Redomestication, (a) each issued ordinary share of common stock or Class B common stock of Middle Kingdom was converted into an ordinary share of MK Cayman, (b) each option to purchase Series A or Series B unit of Middle Kingdom was converted into an option to purchase a Series A or Series B unit of MK Cayman, (c) each Series A or Series B unit of Middle Kingdom was converted into a Series A or Series B unit of MK Cayman, and (d) each Class A or Class B warrant to acquire shares of Middle Kingdom’s stock was converted into and became an equivalent Class A or Class B warrant to acquire an equal number of ordinary shares of MK Cayman.

Immediately following the Redomestication, MK Cayman purchased all of the issued and outstanding shares of Pypo Cayman in exchange for 45,000,000 ordinary shares and 3,400,000 Class B warrants of MK Cayman, and agreed to issue up to a n additional 23,000,000 ordinary shares pursuant to certain earn-out conditions described in the merger agreement (as defined below), or the Share Exchange. As a result, Pypo Cayman became a wholly owned subsidiary of MK Cayman and Pypo Cayman’s former shareholders became holders of MK Cayman’s ordinary shares. The Redomestication and Share Exchange were effected pursuant to that certain Agreement and Plan of Merger, Conversion and Share Exchange, dated as of September 5, 2008, as amended, or the merger agreement, which the Board of Directors of Middle Kingdom approved on September 3, 2008, and the holders of a majority of the outstanding common stock of Middle Kingdom approved on June 29, 2009.

As set forth above, MK Cayman is filing this Amendment in its capacity as a successor to MK Arizona and expressly adopts the Registration Statement as its own registration statement for all purposes of the Securities Act and the Exchange Act. In accordance with Rule 414(d) of the Securities Act, MK Cayman has revised the following sections to reflect certain material changes to the Registration Statement following the Business Combination that were not reflected in the Registration Statement:

•	Risk Factors
•	Selected Financial Data — Pypo Selected Historical Financial Data
•	Selected Unaudited Pro Forma Combined Condensed Financial Data of Pypo Cayman
•	Price Range of Securities and Dividends
•	Information about Pypo
•	Pypo’s Management’s Discussion and Analysis of Financial Condition and Results of Operations
•	Middle Kingdom’s Management’s Discussion and Analysis of Financial Condition and Results of Operations

•	MK Arizona’s Management’s Discussion and Analysis of Financial Condition and Results of Operations
•	Directors and Executive Officers
•	Certain Relationships and Related Party Transactions
•	Where You Can Find More Information

For convenience and ease of reference, except for the revised sections listed above, MK Cayman has not made any material changes to the Registration Statement, which is otherwise set forth herein in its entirety, and as such, this Amendment may refer to events and/or transactions that have already occurred or been completed.

PRELIMINARY PROXY STATEMENT/PROSPECTUS
SUBJECT TO COMPLETION

MIDDLE KINGDOM ALLIANCE CORP.
333 Sandy Springs Circle, Suite 223
Atlanta, GA 30328

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
TO BE HELD JUNE 29, 2009

TO THE STOCKHOLDERS OF MIDDLE KINGDOM ALLIANCE CORP.:

NOTICE IS HEREBY GIVEN that a special meeting of stockholders of Middle Kingdom Alliance Corp., a Delaware corporation, relating to the proposed business combination with Pypo Digital Company Limited, or Pypo Cayman, an exempted company incorporated with limited liability in the Cayman Islands, and its subsidiaries, will be held at 10:00 a.m. Eastern daylight time on June 29, 2009, at 333 Sandy Springs Circle, Suite 223, Atlanta, GA 30328, to consider and vote upon certain proposals described below.

On September 5, 2008, an Agreement and Plan of Merger, Conversion and Share Exchange was entered into by and among Middle Kingdom, MK Arizona Corp., an Arizona corporation, Pypo Cayman, Pypo Holdings (HK) Company Limited, or Pypo HK, a company incorporated in Hong Kong and a wholly owned subsidiary of Pypo Cayman, Beijing Pypo Technology Group Company Limited, or Pypo Beijing, together with Pypo Cayman and Pypo HK, the Pypo entities, a limited liability company established in the People’s Republic of China and an indirect wholly owned subsidiary of Pypo Cayman, and certain shareholders of Pypo Cayman. Pursuant to the merger agreement, the following matters are being submitted to the vote of the stockholders of Middle Kingdom:

Proposal 1.  The corporate reorganization of Middle Kingdom, to be accomplished through a merger and conversion and continuation as described in the merger agreement, that would result in holders of Middle Kingdom securities holding securities in a Cayman Islands exempted company rather than a Delaware corporation. The reorganization involves two steps. First, Middle Kingdom, a Delaware corporation, will effect a short-form merger pursuant to which it will merge with and into MK Arizona, its wholly owned Arizona subsidiary, with MK Arizona surviving the merger. Second, after the merger, MK Arizona will become a Cayman Islands exempted company, Pypo China Holdings Limited, or MK Cayman, pursuant to a conversion and continuation procedure under Arizona and Cayman Islands law. The reorganization will change Middle Kingdom’s place of incorporation from Delaware to the Cayman Islands. We refer to the merger and conversion transactions as the “redomestication.” This proposal is called the “Redomestication Proposal” and consists of the merger of Middle Kingdom into MK Arizona, the authorization for the MK Arizona board of directors to complete the conversion and the authorization of the MK Arizona board of directors and shareholder to complete the continuation of MK Arizona to the Cayman Islands, as the entity MK Cayman. Holders of Middle Kingdom’s common stock and Class B common stock as of the record date, voting as a group, are entitled to vote on the Redomestication Proposal.

Proposal 2.  The authorization for the MK Cayman board of directors to complete the share exchange included in the merger agreement, which will only take place if the Redomestication Proposal is approved. We refer to this transaction as the “business combination.” This proposal is called the “Business Combination Proposal.” Only holders of Middle Kingdom’s Class B common stock as of the record date are entitled to vote on the Business Combination Proposal.

Proposal 3.  The authorization in MK Cayman’s Memorandum of Association of 1,000,000,000 ordinary shares, as compared to 21,000,000 shares of capital stock authorized, as of the record date, in Middle Kingdom’s Certificate of Incorporation, as agreed upon in the merger agreement. This proposal is called the “Share Increase Proposal.”

Proposal 4.  To approve in MK Cayman’s Memorandum of Association the elimination of the classified board authorized, as of the record date, in Middle Kingdom’s Certificate of Incorporation. This proposal is called the “Declassification Proposal.”

Proposal 5.  Approval in MK Cayman’s Memorandum of Association of a provision providing that the amendment of either of MK Cayman’s Memorandum of Association or Articles of Association will require a vote of two-thirds of its shareholders voting in person or by proxy at a meeting, as compared to the vote of a majority of the outstanding stock as set forth in Middle Kingdom’s Certificate of Incorporation. This proposal is called the “Amendment Proposal.”

Proposal 6.  Approval in MK Cayman’s Memorandum of Association of a provision providing that the quorum for a meeting of shareholders will be one-third of its outstanding shares, as opposed to a majority of the outstanding stock entitled to vote as set forth in Middle Kingdom’s bylaws. This proposal is called the “Quorum Proposal.”

Proposal 7.  Approval in MK Cayman’s Articles of Association of a provision providing that the MK Cayman shareholders may pass resolutions without holding a meeting only if such resolutions are passed by a unanimous written resolution signed by all of the shareholders entitled to vote, as opposed to the provisions in Middle Kingdom’s Certificate of Incorporation that provide that stockholders may take action without a meeting if written consent to the action is signed by the holders of outstanding stock having the minimum number of votes necessary to authorize or take the action at a meeting of the stockholders. This proposal is called the “Shareholder Consent Proposal.”

Proposal 8.  Any adjournment of the special meeting for the purpose of soliciting additional proxies. This proposal is called the “Adjournment Proposal.”

The Middle Kingdom board of directors has fixed the record date as the close of business on May 8, 2009, as the date for determining Middle Kingdom stockholders entitled to receive notice of and to vote at the special meeting and any adjournment thereof. With respect to the Redomestication Proposal, the Share Increase Proposal, the Declassification Proposal, the Amendment Proposal, the Quorum Proposal, the Shareholder Consent Proposal and the Adjournment Proposal, the holders of record of Middle Kingdom’s common stock and Class B common stock, voting as a group, on that date are entitled to have their votes counted at the special meeting or any adjournment. With respect to the Business Combination Proposal, only holders of record of Middle Kingdom’s Class B common stock on that date are entitled to have their votes counted at the special meeting or any adjournment thereof.

Your vote is important. Please sign, date and return your proxy card as soon as possible to make sure that your shares are represented at the special meeting. You may also vote by telephone or the internet as described on the proxy card. If you are a stockholder of record, you may also cast your vote in person at the special meeting. If your shares are held in an account at a brokerage firm or bank, you must instruct your broker or bank how to vote your shares, or you may cast your vote in person at the special meeting by obtaining a proxy from your brokerage firm or bank.

After careful consideration of all relevant factors, Middle Kingdom’s board of directors has determined that the above proposals are fair to and in the best interests of Middle Kingdom and its stockholders and has recommended that you vote or give instruction to vote “FOR” adoption of each of them. The board of directors of Middle Kingdom did not obtain a fairness opinion on which to base its assessment.

Dated: May 14, 2009

By Order of the Board of Directors,

/s/ Bernard J. Tanenbaum III

Bernard J. Tanenbaum III
Chief Executive Officer

PROXY STATEMENT FOR SPECIAL MEETING OF STOCKHOLDERS OF MIDDLE KINGDOM ALLIANCE CORP.	PROSPECTUS OF PYPO CHINA HOLDINGS LIMITED

This document is both a proxy statement containing information about the special meeting of the stockholders of Middle Kingdom Alliance Corp. and a prospectus of MK Arizona Corp. with respect to the securities to be held by Middle Kingdom’s stockholders in the redomestication of Middle Kingdom. Following Middle Kingdom’s redomestication to Arizona, MK Arizona will convert into a Cayman Islands exempted company named “Pypo China Holdings Limited,” or MK Cayman.

The security holders of Middle Kingdom immediately prior to the redomestication will hold the same type and amount of registered securities of MK Cayman upon the consummation of the redomestication as they held immediately prior to the redomestication. This prospectus covers the following MK Cayman securities that will be outstanding upon the completion of the redomestication:

•	an aggregate of 1,065,650 ordinary shares to the holders of (a) the 225,200 shares of Middle Kingdom common stock issued as part of the Series A units issued in Middle Kingdom’s IPO, (b) the 90,450 shares of Middle Kingdom common stock issued as part of the Series A units issued in private placements by Middle Kingdom prior to its IPO, and (c) the 750,000 shares of Middle Kingdom common stock issued to the founders of Middle Kingdom upon its formation;
•	an aggregate of 1,578,250 Class A warrants to the holders of (a) the 1,126,000 Class A warrants issued as part of the Series A units issued in Middle Kingdom’s IPO, and (b) the 452,250 Class A warrants issued as part of the Series A units issued in private placements by Middle Kingdom prior to its IPO. This prospectus also covers 1,578,250 ordinary shares issuable upon the exercise of those Class A warrants. A portion of the Middle Kingdom common stock and Class A warrants may be held as Series A units, which are also covered by this prospectus;
•	3,072,263 ordinary shares to the holders of the 3,072,263 shares of Middle Kingdom Class B common stock issued as part of the Series B units issued in Middle Kingdom’s IPO, 3,420,305 Class B redeemable warrants to the holders of the 3,420,305 Class B redeemable warrants issued as part of the Series B units issued in Middle Kingdom’s IPO, and 3,420,305 ordinary shares issuable upon exercise of the Class B redeemable warrants. A portion of the Middle Kingdom Class B common stock and Class B redeemable warrants may be held as Series B units, which are also covered by this prospectus; and
•	options to purchase 19,800 Series A units, consisting of 19,800 ordinary shares and 99,000 Class A warrants, and the ordinary shares issuable upon exercise of the option to purchase the Series A units (19,800 ordinary shares) or the exercise of the Class A warrants in those Series A units (99,000 ordinary shares), and options to purchase 330,000 Series B units, consisting of 330,000 ordinary shares and 330,000 Class B redeemable warrants, and the ordinary shares issuable upon exercise of the option to purchase the Series B units (330,000 ordinary shares) or the exercise of the Class B redeemable warrants in those Series B units (330,000 ordinary shares), issuable to the representatives of the underwriters of Middle Kingdom’s IPO, which hold identical options from Middle Kingdom.

Middle Kingdom’s common stock, Class B common stock, Class A warrants, Class B redeemable warrants, Series A units, and Series B units are quoted on the Over-the-Counter Bulletin Board under the symbols MKGD, MKGBB, MKGDW, MKGBW, MKGDU, and MKGBU, respectively. The securities of MK Cayman, at the effective time of the redomestication and business combination, are expected to be eligible for quotation on the OTC BB.

YOU SHOULD CAREFULLY CONSIDER THE RISK FACTORS BEGINNING ON PAGE 30.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

This proxy statement/prospectus is dated May 14, 2009 and is first being mailed to stockholders on or about that date.

Pypo China Holdings Limited

i

SUMMARY MATERIAL TERMS OF THE TRANSACTION

This section summarizes information related to the proposals to be voted on at the special meeting. These items are described in greater detail elsewhere in this proxy statement/prospectus. You should carefully read this entire proxy statement/prospectus and the other documents to which you are referred.

On September 5, 2008, an Agreement and Plan of Merger, Conversion and Share Exchange was entered into by and among Middle Kingdom, MK Arizona Corp., an Arizona corporation, or MK Arizona, Pypo Digital Company Limited, or Pypo Cayman, Pypo Holdings (HK) Company Limited, or Pypo HK, a company incorporated in Hong Kong and a wholly owned subsidiary of Pypo Cayman, Beijing Pypo Technology Group Company Limited, or Pypo Beijing, a limited liability company established in the People’s Republic of China and an indirect wholly owned subsidiary of Pypo Cayman, and certain shareholders of Pypo Cayman. See “The Merger Agreement.”

•	Pypo provides marketing, distribution and related services for manufacturers of wireless communications devices and accessories throughout China. Middle Kingdom is a blank check company formed to effect a business combination with an unidentified operating business having its primary or substantial operations in the PRC. See “Information about Pypo” and “Information about Middle Kingdom.”
•	Middle Kingdom’s proposed business combination with Pypo qualifies as a “business combination” under Middle Kingdom’s Certificate of Incorporation. The Certificate of Incorporation provides that if the business combination is not completed by August 31, 2009, Middle Kingdom will be liquidated. If Middle Kingdom had been liquidated on December 31, 2008, the Class B stockholders would have received $8.39 per Class B share (this amount does not include an additional approximately $0.08 per Class B share to be paid to the Class B stockholders upon the receipt of an income tax refund expected to be received during the fourth quarter of 2009). If the business combination were completed the Class B stockholders that had elected to convert their shares on December 31, 2008 would have been entitled to receive $8.51 per Class B share. The reason for the difference in the amounts stockholders would receive in a liquidation as opposed to the amounts they would receive upon conversion of the Class B stock is that, upon a liquidation, the expenses incurred in connection with the liquidation would be deducted from the trust account. Middle Kingdom has estimated that these expenses would be $125,000.
•	Class B stockholders must affirmatively vote against the business combination and follow other procedures set forth in the section entitled “The Middle Kingdom Special Meeting — Conversion Rights” to preserve their right to convert their securities into cash. Class B stockholders who vote “FOR” the business combination, abstain or do not vote, as well as Class B stockholders who vote “AGAINST” the business combination but do not properly exercise their conversion rights, will forfeit their conversion rights.
•	Pursuant to the merger agreement, Middle Kingdom will merge into MK Arizona pursuant to Section 253 of the DGCL with the Arizona corporation surviving the merger. After the merger, MK Arizona will become MK Cayman, a Cayman Islands exempted company, pursuant to a conversion and continuation procedure under Arizona and Cayman Islands law. We refer to the merger and the conversion and continuation transactions as the “redomestication.” The redomestication will change Middle Kingdom’s place of incorporation from Delaware to the Cayman Islands. See “The Redomestication Proposal.”
•	As a result of the completion of the redomestication, holders of all of Middle Kingdom’s issued and outstanding securities immediately prior to the redomestication will become holders of securities of MK Cayman. See “The Redomestication Proposal.”
•	After completing the redomestication, MK Cayman will complete a share exchange with the Pypo shareholders, in which the Pypo shareholders will receive in the aggregate 45,000,000 ordinary shares and 3,400,000 Class B redeemable warrants of MK Cayman. In addition, MK Cayman has agreed to issue the Pypo shareholders up to an additional 23,000,000 MK Cayman ordinary shares pursuant to an earn-out provision in the merger agreement based on the adjusted net income of the combined company during the fiscal years ending March 31, 2010, 2011 and potentially 2012. On the closing of the merger agreement, Pypo Cayman will be the wholly owned subsidiary of MK Cayman. We refer to this transaction as the “business combination.” See “The Business Combination Proposal.”

The following chart shows the parties to the redomestication and business combination:

The following diagram sets forth Pypo Cayman’s corporate structure as of the record date:

(1)	To become a wholly owned subsidiary of MK Cayman upon consummation of the business combination.
(2)	Includes 22 direct and indirect wholly owned subsidiaries and two 50% owned affiliated companies, all incorporated in China. The two 50% owned affiliated companies are Beijing Pypo Times Technology Co., Ltd. and Beijing Yipai-top Communications Technology Co., Ltd. The remaining 50% equity interest in Beijing Pypo Times Technology Co., Ltd. is held by Beijing Shidai Tiancheng Technology Development Co., Ltd., a limited liability private company incorporated in China. The remaining 50% equity interest in Beijing

Yipai-top Communications Technology Co., Ltd. is held by Qing Wang, a Chinese citizen. Neither Beijing Shidai Tiancheng Technology Co., Ltd. nor Mr. Wang is affiliated with Pypo Cayman.
(3)	Includes seven direct wholly-owned subsidiaries, all incorporated in China. The remaining 49% equity interest is held by Mr. Xinyu Zhao, a Chinese citizen that is unaffiliated with Pypo Cayman.
(4)	Includes one wholly-owned subsidiary incorporated in China. The remaining 49% equity interest is held by Mr. Yamin Zhang, a Chinese citizen that is unaffiliated with Pypo Cayman.
(5)	The remaining 49% equity interest is held by Mr. Mingxi Qiu, a Chinese citizen that is unaffiliated with Pypo Cayman.
(6)	Includes one wholly-owned subsidiary incorporated in China.
(7)	Includes 28 direct wholly-owned subsidiaries, all incorporated in China. The remaining 49% equity interest is held by Mr. Zhuqun Peng, a Chinese citizen that is unaffiliated with Pypo Cayman.
(8)	Includes one wholly-owned subsidiary incorporated in China. The remaining 49% equity interest is held by Mr. Baihe Jiang, a Chinese citizen that is unaffiliated with Pypo Cayman.
(9)	Includes one wholly-owned subsidiary incorporated in China, Beijing Zhongshi Pypo Cinema Cultural Co., Ltd.
•	The closing of the business combination with Pypo is subject to the satisfaction by each party of various conditions prior to closing. See “The Merger Agreement — Conditions to Closing.”
•	The business combination with Pypo will not be consummated unless the Redomestication Proposal, Share Increase Proposal, Declassification Proposal, Amendment Proposal, Quorum Proposal, and Shareholder Consent Proposal are each approved, and the redomestication will not be consummated unless the Business Combination Proposal is approved. See “The Middle Kingdom Special Meeting — Vote Required.”
•	As of the record date, Pypo’s two largest shareholders, Capital Ally Investments Limited, or Capital Ally, and Arch Digital Holdings Limited, or Arch, beneficially owned 2,685,200 Middle Kingdom Class B shares, which were acquired between November 10, 2008 and December 5, 2008, and which represent 87.4% of the outstanding Class B shares and 64.9% of the common stock and Class B common stock, voting as a group. As such, if Arch and Capital Ally collectively vote for each of the proposals set forth in this proxy statement/prospectus, such proposals will achieve the required vote for completion. Prior to consummation of the Business Combination, Middle Kingdom had been advised that Arch and Capital Ally intended to vote “FOR” each of the proposals. Notwithstanding the above, the Business Combination Proposal will not be completed if 20% or more of the holders of Middle Kingdom’s Class B shares elect conversion (or an additional 336,019 shares), including those that converted in connection with Middle Kingdom’s December 10, 2008 special meeting.
•	The redomestication and business combination will be accounted for as a reverse merger, whereby Pypo Cayman will be the continuing entity for financial reporting purposes and will be deemed to be the acquirer of Middle Kingdom. The redomestication and business combination are being accounted for as a reverse merger because (i) after the redomestication and business combination the former shareholders of Pypo Cayman will hold the substantial majority of the outstanding ordinary shares of MK Cayman and will have the ability to initially appoint the majority of the members of the board of directors of MK Cayman, and (ii) Middle Kingdom has no prior operations and was formed for the purpose of effecting a business combination such as the proposed business combination with Pypo Cayman. In accordance with the applicable accounting guidance for accounting for the redomestication and business combination as a reverse merger, initially Pypo Cayman will be deemed to have undergone a recapitalization, whereby its outstanding ordinary shares were converted into 45,000,000 ordinary shares of MK Cayman and 3,400,000 MK Cayman Class B redeemable warrants. Immediately thereafter, MK Cayman, as the parent company of Pypo Cayman, which is the continuing accounting entity, will be deemed to have acquired the assets and assumed the liabilities of Middle Kingdom in exchange for the issuance of MK Cayman securities, which will be identical in number and terms and similar in rights to the outstanding securities of Middle Kingdom, provided that, although the securities are similar in rights, significant differences are discussed in the section entitled “The Redomestication Proposal — Differences of Stockholders Rights.” However, although MK Cayman, as the parent company of Pypo Cayman, will be deemed to have acquired Middle Kingdom, in accordance with the applicable accounting guidance for accounting for the redomestication and business combination as a reverse merger, Middle Kingdom’s assets and liabilities will be recorded at their historical carrying amounts, which approximate their fair value, with no goodwill or other intangible assets recorded.
•	At the closing of the business combination, MK Cayman will enter into the following agreements:
•	lock-up agreements with all of the Pypo shareholders and certain beneficial owners of the Pypo shareholders who also serve on Pypo’s management team, or the management shareholders. These lock-up agreements provide that parties bound to such agreements may not sell or otherwise transfer any of the ordinary shares or Class B redeemable warrants of MK Cayman received in the business combination, subject to exceptions for underwritten offerings and transfers by the Pypo shareholders (but not the management shareholders) that are in compliance with applicable federal and state securities laws to persons who agree in writing to be bound by the terms of the lock-up agreement. Subject to early termination in the event of the early issuance of the earn-out shares pursuant to the change of control provisions in the merger agreement, the Pypo shareholders are bound to such lock-up restrictions for a period of 12 months from the closing date or, with respect to the earn-out shares, from the date such earn-out shares are issued. The management shareholders are subject to such lock-up restrictions for 24 months from the closing date or, with respect to the earn-out shares, from the date such earn-out shares are issued. These lock-up agreements do not impose any restrictions on ordinary shares acquired prior to the closing of the business combination by the Pypo shareholders or the management shareholders;
•	a voting agreement that provides, among other things, that, until March 31, 2011 (or March 31, 2012 if the shares subject to the earn-out provision have not been issued prior to such date) at any meeting called for the purpose of electing directors to the MK Cayman board of directors, the two largest Pypo shareholders will agree to vote for one director nominated by Michael Marks and Bernard J. Tanenbaum III, on behalf of the Middle Kingdom stockholders; and
•	a registration rights agreement pursuant to which the Pypo shareholders will be entitled to registration rights for their MK Cayman ordinary shares received in connection with the business combination.

Concurrently with the execution of the merger agreement, certain Pypo Cayman executives entered into employment agreements effective as of the closing to serve as officers of MK Cayman upon completion of the business combination.

For a description of these agreements, please see “Certain Agreements Relating to the Business Combination.”

Upon the closing of the business combination, MK Cayman’s fiscal year will be the twelve-month period ending on March 31 in any applicable year.

Enforceability of Civil Liabilities Against Foreign Persons

MK Cayman will be a company registered by way of continuance as an exempted company under the laws of the Cayman Islands and, upon completion of the business combination with Pypo Cayman, its subsidiaries and operating companies will be incorporated under the laws of the Cayman Islands and the PRC, and will operate only in the PRC. Substantially all of the assets of MK Cayman and its subsidiaries, including the Pypo entities, will be located in the PRC, and the majority of MK Cayman’s officers and directors named in this proxy statement/prospectus will reside outside the United States and all or a substantial portion of the assets of these persons will or may be located outside the United States.

It will be difficult for investors to enforce outside the United States a judgment against MK Cayman or its subsidiaries or its assets obtained in the United States in any actions, including actions predicated upon the civil liability provisions of the federal securities laws of the United States or of the securities laws of any state of the United States. In addition, it may not be possible for investors to effect service of process within the United States upon them, or to enforce against them any judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the federal securities laws of the United States or of the securities laws of any state of the United States.

QUESTIONS AND ANSWERS ABOUT THE REDOMESTICATION, THE BUSINESS
COMBINATION AND THE MIDDLE KINGDOM SPECIAL MEETING

These Questions and Answers below are only summaries of matters described in this proxy statement/prospectus. They do not contain all of the information that may be important to you. You should read carefully the entire document, including the annexes to this proxy statement/prospectus.

Q. What is Being Voted On?	A. You are being asked to vote on eight proposals:
• The redomestication of Middle Kingdom to the Cayman Islands, resulting in it becoming MK Cayman. This proposal is called the “Redomestication Proposal.”
• The proposed share exchange resulting in Pypo Cayman becoming a wholly owned subsidiary of MK Cayman. This proposal is called the “Business Combination Proposal.”

•

The approval of the authorization of 1,000,000,000 ordinary shares in MK Cayman’s Memorandum of Association, as compared to 21,000,000 shares of capital stock authorized, as of the record date, in Middle Kingdom’s Certificate of Incorporation, as agreed upon in the merger agreement. This proposal is called the “Share Increase Proposal.”

•

The approval of the elimination in MK Cayman’s Memorandum of Association of the classified board currently authorized in Middle Kingdom’s Certificate of Incorporation, as agreed upon in the merger agreement. This proposal is called the “Declassification Proposal.”

•

The approval in MK Cayman’s Memorandum of Association of a provision providing that the amendment of either of MK Cayman’s Memorandum of Association or Articles of Association will require a vote of two-thirds of its shareholders voting in person or by proxy at a meeting, as compared to the vote of a majority of the outstanding stock as set forth in Middle Kingdom’s Certificate of Incorporation. This proposal is called the “Amendment Proposal.”

•

The approval in MK Cayman’s Memorandum of Association of a provision providing that the quorum for a meeting of shareholders will be one-third of its outstanding shares, as opposed to a majority of the outstanding stock entitled to vote as set forth in Middle Kingdom’s bylaws. This proposal is called the “Quorum Proposal.”

•

The approval in MK Cayman’s Articles of Association of a provision providing that the MK Cayman shareholders may pass resolutions without holding a meeting only if such resolutions are passed by a unanimous written resolution signed by all of the shareholders entitled to vote, as opposed to the provisions in Middle Kingdom’s Certificate of Incorporation that provide that stockholders may take action without a meeting if written consent to the action is signed by the holders of outstanding stock having the minimum number of votes necessary to authorize or take the action at a meeting of the stockholders. This proposal is called the “Shareholder Consent Proposal.”

• The approval of any adjournment of the special meeting for the purpose of soliciting additional proxies. This
• proposal is called the “Adjournment Proposal.”
Q. Why is Middle Kingdom proposing the redomestication?	A. Pypo requested that Middle Kingdom redomesticate to the Cayman Islands because its business is presently structured with a Cayman Islands holding company, Pypo Cayman, and Pypo wished to maintain that structure. Middle Kingdom agreed to the redomestication request because substantially all of the business operations of Pypo are conducted outside the United States and over 90% of the combined company’s shareholders would be outside the United States. The most important reason the Pypo shareholders required that the combined company remain in the Cayman Islands was that, if in the future the combined company determined to pursue a listing on the Hong Kong stock exchange, the vast majority of Chinese companies domiciled outside of the China or Hong Kong that are listed on the Hong Kong stock exchange are incorporated in the Cayman Islands. In addition, although not exclusive to the Cayman Islands, the Cayman Islands has a well developed international banking network, has a favorable taxing regime, is politically stable, and has an infrastructure heavily experienced in providing government and legal services to holding companies of off-shore operating entities, such as Pypo. Lastly, several Cayman Island law firms maintain offices in China (although this is not exclusive to Cayman Islands law firms). See “The Redomestication Proposal” below.

Q. Why is Middle Kingdom proposing the business combination?	A. Middle Kingdom was organized to effect a business combination with an operating business based in the PRC. After the consummation of the redomestication and the business combination, the operating company of MK Cayman will be Beijing Pypo Technology Group Company Limited, a PRC entity wholly owned by Pypo Cayman. Middle Kingdom believes that a business combination with Pypo will provide Middle Kingdom stockholders with an opportunity to invest in a company with significant growth potential. If Middle Kingdom is unable to complete the business combination with Pypo by August 31, 2009, it will be forced to liquidate and distribute to its Class B stockholders the amount in the trust account, with any remaining net assets being distributed to its common stockholders. See “The Business Combination Proposal” below.
Q. Why are stockholders of Middle Kingdom being asked to approve actions that will be taken by MK Cayman?	A. Middle Kingdom Class B stockholders are being asked to approve the entry into the business combination by MK Cayman, as Middle Kingdom’s Certificate of Incorporation requires that the majority of the Middle Kingdom Class B shares approve its business combination with Pypo and as the business combination will not take effect unless and until Middle Kingdom’s corporate domicile becomes the Cayman Islands.
Q. Why is Middle Kingdom proposing the Share Increase Proposal, the Declassification Proposal, the Amendment Proposal, the Quorum Proposal and the Shareholder Consent Proposal?	A. Middle Kingdom is proposing the Share Increase Proposal, Declassification Proposal, Amendment Proposal, Quorum Proposal and Shareholder Consent Proposal as MK Cayman’s Memorandum of Association includes provisions that are materially different from Middle Kingdom’s Certificate of Incorporation, and the stockholders of Middle Kingdom would be entitled to vote on such changes if they were proposed as amendments to Middle Kingdom’s Certificate of Incorporation.
Q. Why is Middle Kingdom proposing to approve any adjournment of the special meeting?	A. Middle Kingdom is proposing to approve any adjournment of the special meeting so that Middle Kingdom may delay the meeting in the event that it appears that the other proposals to be presented at the meeting will not be approved. This will provide Middle Kingdom’s management with more time to solicit stockholders to vote or change their votes.

Q. Does the Middle Kingdom board of directors recommend voting in favor of the Redomestication Proposal, the Business Combination Proposal, the Share Increase Proposal, the Declassification Proposal, the Amendment Proposal, the Quorum Proposal, the Shareholder Consent Proposal and the Adjournment Proposal for the purpose of soliciting additional proxies?	A. After careful consideration of the redomestication plan, the business combination and the terms and conditions of the merger agreement, the board of directors of Middle Kingdom has determined that the Redomestication Proposal, the Business Combination Proposal, the Share Increase Proposal, the Declassification Proposal, the Amendment Proposal, the Quorum Proposal, the Shareholder Consent Proposal and the Adjournment Proposal are in the best interests of the Middle Kingdom stockholders. In reaching its decision with respect to the business combination and the transactions contemplated thereby, the board of directors of Middle Kingdom reviewed various industry and financial data and the due diligence and evaluation materials provided by the Pypo shareholders. The board of directors did not obtain a fairness opinion on which to base its assessment.
Middle Kingdom’s board of directors recommends that Middle Kingdom stockholders vote:
• FOR the Redomestication Proposal;
• FOR the Business Combination Proposal;
• FOR the Share Increase Proposal;
• FOR the Declassification Proposal;
• FOR the Amendment Proposal;
• FOR the Quorum Proposal;
• FOR the Shareholder Consent Proposal; and
• FOR the Adjournment Proposal.
See “Summary — Interests of Middle Kingdom Officers and Directors in the Business Combination” for a discussion of how the interests of the Middle Kingdom executive officers and directors are different from those of yours as a stockholder.
Q. How do the Middle Kingdom insiders intend to vote their shares?	A. All of the Middle Kingdom insiders, including its officers and directors and initial sponsor, have indicated that they intend to vote all of their common stock and Class B common stock in favor of the Redomestication Proposal, Share Increase Proposal, Declassification Proposal, Amendment Proposal, Quorum Proposal, Shareholder Consent Proposal and any Adjournment Proposal and all of their Class B common stock in favor of the Business Combination Proposal.

Q. How much of MK Cayman will existing Middle Kingdom stockholders own after the business combination?	A. After the business combination, if no Middle Kingdom stockholder demands that Middle Kingdom convert its Class B shares into a pro rata portion of the funds available in the trust account, and if the 23,000,000 ordinary shares subject to the earn-out provision are not earned, then existing Middle Kingdom stockholders, excluding the Pypo shareholders that own shares of Middle Kingdom, are expected to beneficially own approximately 2.9% of the outstanding ordinary shares of MK Cayman, excluding shares that may be acquired upon the exercise of outstanding warrants. Existing Middle Kingdom stockholders would own less than that percentage of shares if one or more Middle Kingdom Class B stockholders voted against the business combination proposal and demanded conversion of their shares into a pro rata portion of the funds available in the trust account or if some or all of the shares subject to the earn-out provision were issued to the Pypo shareholders.
Q. How much dilution will I experience?	A. As of the record date, there are 1,065,650 shares of common stock and 3,072,263 shares of Class B common stock issued and outstanding, of which Capital Ally and Arch, Pypo’s shareholders, collectively beneficially own 2,685,200 shares of Middle Kingdom Class B common stock. At least 45,000,000 additional ordinary shares will be issued to Pypo shareholders upon the consummation of the business combination. As a result, immediately following the business combination, current stockholders, excluding the Pypo shareholders that own shares of Middle Kingdom, are expected to beneficially own approximately 2.9% of the outstanding ordinary shares of MK Cayman, excluding shares that may be acquired upon the exercise of outstanding warrants, which represents significant dilution of ownership. To the extent shares up to an additional 23,000,000 ordinary shares representing additional consideration are issued to the Pypo shareholders upon achieving certain adjusted net income targets and outstanding warrants are exercised, the current stockholders will experience further dilution of their ownership interest. In addition, following the consummation of the business combination, MK Cayman may adopt a share incentive plan under which it may grant shares or warrants to qualified employees in an amount up to 6% of its total outstanding shares, which would likely vest over a period of three to four years. The issuance of such equity awards would also dilute the ownership interests of the existing MK Cayman shareholders at the time of issuance.
Q. Do Middle Kingdom stockholders have appraisal rights under Delaware law or dissenters rights under Arizona law?	A. The Middle Kingdom stockholders do not have appraisal rights under Delaware corporate law or dissenters rights under Arizona corporate law.

Q. How will the redomestication be accomplished?	A. Middle Kingdom will effect a short-form merger pursuant to which it will merge with and into MK Arizona, a wholly owned Arizona subsidiary, with MK Arizona surviving the merger. After the merger, MK Arizona will become a Cayman Islands exempted company, MK Cayman, pursuant to a conversion and continuation procedure under Arizona and Cayman Islands law. This procedure will result in you becoming a shareholder in MK Cayman instead of Middle Kingdom.
Q. Why is an Arizona subsidiary involved in the redomestication?	A. Middle Kingdom is not permitted under Cayman Islands law to directly merge with MK Cayman, as Cayman Islands law does not include a statutory merger procedure. Further, Delaware law would require approval by 100% of Middle Kingdom’s common and Class B stockholders to change its place of incorporation to the Cayman Islands by conversion or continuation. Because Middle Kingdom’s common and Class B stock is publicly traded, obtaining 100% approval is impractical. By using an Arizona subsidiary in an intermediate step, Middle Kingdom is only required to obtain approval of a majority of its outstanding common stock and Class B common stock for the redomestication to the Cayman Islands.
Q. What will I receive in the redomestication?	A. First, each outstanding share of Middle Kingdom Class B and common stock will automatically be converted into one Class B or one common share, as applicable, of the Arizona corporation, and each outstanding Class A warrant, Class B redeemable warrant or purchase option of Middle Kingdom will be assumed by the Arizona corporation and entitle the holder to purchase an equivalent number and type of security in the Arizona corporation. Second, each outstanding share of common stock and Class B common stock of the Arizona corporation will automatically be converted to one ordinary share of MK Cayman, and each outstanding Class A warrant, Class B redeemable warrant or purchase option of the Arizona corporation will be assumed by MK Cayman and entitle the holder to purchase the equivalent number of ordinary shares in MK Cayman.
Q. What happens post-business combination to the funds deposited in the trust account?	A. Middle Kingdom Class B stockholders exercising conversion rights will receive their pro rata portion of the trust account. The balance of the funds available in the trust account will be released to MK Cayman and will be utilized for acquisitions and operating capital subsequent to the closing of the business combination.
Q. What happens if the redomestication and the business combination are not consummated?	A. If Middle Kingdom does not redomesticate and acquire Pypo in the business combination, Middle Kingdom will dissolve and distribute to its Class B stockholders their pro rata portion of the amount of the funds available in the trust account, with any remaining net assets being distributed to its common stockholders. Following dissolution, Middle Kingdom would no longer exist as a corporation.

In any liquidation, the funds held in the trust account, plus any interest earned thereon (net of taxes payable), less the portion of such interest previously paid to Middle Kingdom, will be distributed pro rata to Middle Kingdom’s Class B common stockholders, with any remaining out-of-trust net assets being distributed to Middle Kingdom’s common stockholders. See the risk factor on page 54 of this proxy statement/prospectus relating to risks associated with the dissolution of Middle Kingdom.
Q. What will the name of the surviving company be after the redomestication and the business combination have been consummated?	A. The name of the surviving corporation after the consummation of the redomestication and the business combination will be “Pypo China Holdings Limited.”
Q. Do Middle Kingdom stockholders have conversion rights?	A. If you hold shares of Class B common stock, then you have the right to vote against the Business Combination Proposal and demand that Middle Kingdom convert these shares into a pro rata portion of the funds available in the trust account. These rights to vote against the Business Combination Proposal and to demand conversion of the Class B shares into a pro rata portion of the funds available in the trust account are sometimes referred to as conversion rights. Holders of common stock or Class A warrants or Class B redeemable warrants issued by Middle Kingdom do not have any conversion rights.
Pursuant to the arrangements established at the time of Middle Kingdom’s IPO, all of Middle Kingdom Class B stockholders are entitled to elect conversion of their Class B shares in the event they vote against the business combination and tender their shares as described in the section entitled “The Middle Kingdom Special Meeting — Conversion Procedures.” However, the business combination will not be consummated if the holders of 336,019 or more of the Class B common stock exercise their conversion rights in connection with the business combination.
Q. If I have conversion rights, how do I exercise them?	A. If you wish to exercise your conversion rights, you must vote against the Business Combination Proposal and demand that Middle Kingdom convert your shares into cash in accordance with the procedures set forth in the section below entitled “The Middle Kingdom Special Meeting — Conversion Rights.” If, notwithstanding your vote, the business combination is completed, then you will be entitled to receive a pro rata portion of the funds available in the trust account, including any interest earned thereon (net of taxes payable) through the record date, less the portion of such interest previously paid to Middle Kingdom.

If you elect to convert your shares, in order to receive the conversion price, you must elect either to physically tender your stock certificates to Middle Kingdom’s transfer agent or deliver your shares electronically to the transfer agent using The Depository Trust Company’s DWAC (Deposit/ Withdrawal At Custodian) System. In order to finalize your conversion, you must submit your shares so that they are received by Middle Kingdom’s transfer agent within 90 days after the meeting date. This period should allow converting stockholders sufficient time to deliver their shares to Middle Kingdom’s transfer agent.
Q. When do you expect the business combination to be completed?	A. It is anticipated that the business combination will be completed promptly following the Middle Kingdom special meeting on June 29, 2009.
Q. If I am not going to attend the special meeting in person, should I return my proxy card instead?	A. Yes. After carefully reading and considering the information in this proxy statement/prospectus, please fill out and sign your proxy card. Then return it in the return envelope as soon as possible, so that your shares may be represented at the special meeting. You may also submit a proxy by telephone or the internet, as explained on the proxy card. A properly executed proxy will be counted for the purpose of determining the existence of a quorum.
Q. How do I change my vote?	A. You must send a later-dated, signed proxy card to Middle Kingdom’s secretary prior to the date of the special meeting or attend the special meeting in person and vote. If you initially submit your vote by telephone and then later submit a proxy card or vote via the internet, your later vote will replace your initial vote by telephone. If you initially submit your vote by submitting a proxy card and then later vote by telephone or via the internet, your later vote will replace your initial vote on your proxy card. If you initially submit your vote via the internet and then later vote by telephone or by submitting a proxy card, your later vote will replace your initial vote via the internet.
Q. If my shares are held in “street name,” will my broker automatically vote them for me?	A. No. Your broker can vote your shares only if you provide instructions on how to vote. You should instruct your broker to vote your shares. Your broker can tell you how to provide these instructions.
Q. Do I need to turn in my old certificates?	A. No. If you hold your securities in Middle Kingdom in certificate form, as opposed to holding them through your broker, you do not need to exchange them for certificates issued by MK Cayman. Your current certificates will be deemed to represent your rights in MK Cayman. Following the consummation of the business combination, you may exchange them by contacting the transfer agent, Continental Stock Transfer & Trust Company, Reorganization Department, and following their requirements for reissuance. If you elect conversion, you will need to deliver your old certificates to Continental Stock Transfer & Trust Company.

Q. Who can help answer my questions?	A. If you have questions, you may write or call:
Advantage Proxy 24925 13th Place South Des Moines, WA 98198 (206) 870-8565
Q. When and where will the special meeting be held?	A. The meeting will be held at 10:00 a.m. Eastern daylight time on June 29, 2009 at 333 Sandy Springs Circle, Suite 223, Atlanta, GA 30328.

SUMMARY

This summary highlights selected information from this proxy statement/prospectus and does not contain all of the information that is important to you. To better understand the redomestication and business combination, you should read carefully this entire document and the other documents to which this proxy statement/prospectus refers you, including the merger agreement filed as Exhibit 2.1, as amended in the form filed as Exhibit 2.2 and 2.3 to this proxy statement/prospectus. The merger agreement is the legal document that governs the redomestication and the business combination and the other transactions that will be undertaken in connection with the redomestication and the business combination. The merger agreement is also described in detail elsewhere in this proxy statement/prospectus. See “Where You Can Find More Information.”

The Parties

Middle Kingdom Alliance Corp.

Middle Kingdom Alliance Corp. is a blank check company organized as a corporation under the laws of the State of Delaware on January 17, 2006. It was formed to effect a business combination with an unidentified operating business having its primary or substantial operations in the People’s Republic of China. In December 2006, it consummated an initial public offering of its equity securities, from which it derived net proceeds of approximately $27.5 million, including proceeds from the partial exercise of the underwriters’ over-allotment option. The entirety of the funds raised in the IPO plus amounts raised in a private placement completed prior to the IPO, or $28,183,313, were placed in a trust account. Such funds and a portion of the interest earned thereon will be released upon consummation of the business combination and used to pay any amounts payable to Middle Kingdom stockholders that vote against the business combination and exercise their conversion rights. The remaining proceeds will be used for acquisitions and working capital. Other than its IPO and the pursuit of a business combination, Middle Kingdom has not engaged in any business to date.

If Middle Kingdom does not complete the business combination with Pypo on or before August 31, 2009, upon approval of its stockholders, it will dissolve and promptly distribute to its Class B stockholders the amount in its trust account, less interest previously paid to Middle Kingdom, and will distribute to its common stockholders any remaining net assets after payment of its liabilities from non-trust account funds.

On December 10, 2008, at a special meeting of stockholders, the stockholders of Middle Kingdom approved three amendments to its Certificate of Incorporation, the effect of which was to (i) eliminate the provision of its certificate of incorporation that purported to prohibit amending its “business combination” provisions; (ii) extend the date before which the registrant must complete a business combination to avoid being required to liquidate from December 13, 2008 to August 31, 2009, and, in connection therewith, authorize Middle Kingdom to amend the trust agreement established in connection with Middle Kingdom’s initial public offering to extend the date by which the trust account must be liquidated from December 13, 2008 to August 31, 2009; and (iii) allow holders of less than 20% of the registrant’s Class B shares who voted against the three amendments considered at the meeting and elected conversion to convert their Class B shares into a portion of the funds available in the trust account. The three amendments were approved by a vote of 80.19%, 80.75% and 80.19%, respectively, of the shares of common stock and Class B common stock, voting as a group at the special meeting, and 348,042 Class B shares were converted into their pro rata portion of the trust account. Based on the number of Class B shares converted into the trust account in connection with the extension amendment, Middle Kingdom will not be able to complete the business combination if holders of 336,019 or more Class B shares vote against the business combination and choose to convert their Class B shares into their pro rata portion of the trust account.

After the special meeting, Middle Kingdom also amended its trust account agreement to prohibit any further material changes in the distribution of trust account funds, including the date of such distribution, unless each and every Middle Kingdom stockholder specifically agrees in writing to such change. This amendment effectively precludes any additional extension of the period in which Middle Kingdom is permitted to consummate a business combination.

Middle Kingdom’s IPO prospectus stated that Middle Kingdom would not take any action allowing it to survive for a longer period if it did not appear it would be able to consummate a business combination within the time allotted in its Certificate of Incorporation. Furthermore, Middle Kingdom’s IPO prospectus stated that it viewed the provisions preventing the amendment of its Certificate of Incorporation as obligations to its stockholders and that it would not take any actions to waive or amend any of the provisions in its Certificate of

Incorporation. Notwithstanding the foregoing statements in its IPO prospectus, Middle Kingdom determined to hold the special meeting and to amend its Certificate of Incorporation, which actions were contrary to the statements in its IPO prospectus. Therefore, Middle Kingdom’s stockholders may have securities law claims against Middle Kingdom for rescission (under which a successful claimant has the right to receive the total amount paid for his or her securities pursuant to an allegedly deficient prospectus, plus interest and less any income earned on the securities, in exchange for surrender of the securities) or damages (compensation for loss on an investment caused by alleged material misrepresentations or omissions in the sale of a security). Such claims may entitle stockholders asserting them to up to $8.00 per share, based on the initial offering price of the IPO units comprised of stock and warrants, less any amount received from sale of the originally attached warrants plus interest from the date of Middle Kingdom’s IPO (which, in the case of Class B stockholders, may be more than the pro rata share of the trust account to which they are entitled upon conversion or liquidation).

In general, a person who purchased shares pursuant to a defective prospectus or other representation, must make a claim for rescission or damages within the applicable statute of limitations period, which is, (a) for claims made under Section 11 of the Securities Act (relating to a registration statement that includes an untrue statement of a material fact or omits to state a material fact necessary in order to make the statements, in light of the circumstances under which they were made, not misleading), within one year after the discovery of the untrue statement or the omission, or after such discovery should have been made by the exercise of reasonable diligence, but in no event more than three years after the security was bona fide offered to the public, (b) for claims made under Section 12(a)(1) of the Securities Act (relating to offers or sales of securities in violation of the registration provisions of the Securities Act), within one year of the violation upon which it is based and in no event more than three years after the security was bona fide offered to the public, (c) for claims made under Section 12(a)(2) of the Securities Act (relating to offers or sales of a security by means of a prospectus or oral communication, which includes an untrue statement of a material fact or omits to state a material fact necessary in order to make the statements, in light of the circumstances under which they were made, not misleading), within one year after the discovery of the untrue statement or the omission, or after such discovery should have been made by the exercise of reasonable diligence, but in no event more than three years after the sale, or (d) for claims brought under some state statutes, one year from the time the claimant discovered or reasonably should have discovered the facts giving rise to the claim, but not more than three years from the occurrence of the event giving rise to the claim. A successful claimant for damages under federal or state law could be awarded an amount to compensate for the decrease in value of his or her shares caused by the alleged violation (including, possibly, punitive damages), together with interest, while retaining the shares. Claims under the anti-fraud provisions of the federal securities laws must generally be brought within two years of discovery, but not more than five years after occurrence. Rescission and damages claims would not necessarily be finally adjudicated by the time the Pypo business combination is completed, and such claims would not be extinguished by consummation of that transaction. Middle Kingdom cannot predict whether stockholders will bring such claims, how many might bring them or the extent to which they might be successful. Moreover, to the extent such litigation is brought against Middle Kingdom, the trust account or the trustee, Middle Kingdom and/or the trustee may be enjoined from making distributions from the trust account pending the resolution of that litigation, which would result in the delay of any payments to stockholders of trust account funds upon conversion or liquidation.

If Middle Kingdom were to become subject to claims as a result of the extension amendment, the trust account could be depleted by those claims to the extent of any judgments arising from such claims, together with any expenses related to defending such claims. A consequence might be that the amount being held in the trust account would be diminished. Depletion of the trust account as a result of claims being made against it as described above could result in holders of Class B shares that convert their Class B shares in connection with the Business Combination Proposal not receiving the same amount in the distribution of the pro rata portion of the trust account. The indemnification obligations of Middle Kingdom’s pre-IPO stockholders would not be available to cover any securities laws claims that Middle Kingdom may become subject to as a result of the extension amendment.

MK Arizona Corp.

MK Arizona Corp. is an Arizona corporation. It has transacted no business as of the record date except in connection with the redomestication and related transactions. All MK Arizona shares were held by Middle Kingdom prior to consummation of the Business Combination.

Pypo China Holdings Limited

Pypo China Holdings Limited, or MK Cayman, will be an exempted Cayman Islands company following the Business Combination. In the redomestication, MK Arizona will be converted into and continue its existence as MK Cayman. After the redomestication, you will be a shareholder of MK Cayman.

The mailing address of each of the principal executive offices for Middle Kingdom, MK Arizona, and MK Cayman is Middle Kingdom Alliance Corp., 333 Sandy Springs Circle, Suite 223, Atlanta, GA 30328, and its telephone number is (404) 257-9150.

Pypo Digital Company Limited

Pypo Digital Company Limited, or Pypo Cayman, is an exempted holding company formed under the laws of the Cayman Islands in October 2007. Pypo Cayman conducts its operations through its direct and indirect subsidiaries, including Beijing Pypo Technology Group Company Limited, or Pypo Beijing, a limited liability company incorporated under the laws of China in October 2003. Pypo Holdings (HK) Company Limited, or Pypo HK, an intermediary holding company and wholly owned subsidiary of Pypo Cayman, was incorporated under the laws of the Hong Kong SAR in October 2007. Pypo Cayman and its direct and indirect subsidiaries are referred to collectively as “Pypo.”

Pypo is a retailer and distributor of wireless communications devices, accessories and content in China. Pypo believes that it operates one of the largest retail and logistics networks in the Chinese wireless telecommunications sector, including:

•	a national network of branch offices and distribution centers servicing approximately 9,500 retail outlets in over 350 cities across 30 Chinese provinces;
•	a network of mobile phone retail chains with aggregate retail space of over 83,000 square meters in 45 cities in the provinces of Hebei, Yunnan, Henan, Hunan, Jiangsu, Shandong, Shanxi, Gansu and Inner Mongolia and in Shanghai. Following the closing of the Xieheng acquisition, expected to occur in the third quarter of fiscal 2009, Pypo expects to become the largest professional mobile phone retailer in China. See “Information about Pypo — Pypo’s Retail Business — Retail Stores” for a description of the Xieheng acquisition; and
•	www.dongdianwang.com, Pypo’s internet retailing website, an online platform that complements Pypo’s retail operations.

In 2003, Pypo began its business by establishing a strategic partnership with Samsung Electronics to distribute high-end mobile handsets in China. In July 2008, Pypo renewed this partnership through a five-year distribution agreement, granting Pypo exclusive national distribution rights for certain high-end Samsung mobile phones. Through Pypo’s extensive network of branch offices, service and distribution centers and approximately 9,500 retail locations, Pypo markets, sells, delivers and services some of Samsung’s most successful mobile phone products. Pypo also supports Samsung’s extensive marketing efforts, including promotional campaigns and related events.

In addition to distributing Samsung products, Pypo’s retail network offers a wide range of mobile phones and accessories for a variety of brands, including international manufacturers such as Nokia, Samsung, Motorola, Sony Ericsson and LG Electronics, and domestic companies such as Bird, Aigo, Lenovo, TCL and Haier. Pypo also partners with China’s three major wireless operators, China Mobile, China Unicom and China Telecom, and their respective retail outlets, to promote and sell bundled phones and “talk time.”

Pypo generates a significant proportion of its revenues from high-margin accessories, such as batteries, chargers, memory cards and cases. Pypo also derives an increasing percentage of its revenues from cross-selling mobile content, including ringtones, wallpapers, games and other applications. Pypo’s principal executive offices are located at South 3/F, Chang’An XingRong Center, No. 1 NaoShiKou Street, XiCheng District, Beijing, China, and its telephone number is 86-10-5832-5832.

The Business Combination

The merger agreement provides for a business combination transaction by means of a share exchange with the Pypo shareholders, which would result in Pypo Cayman becoming a wholly owned subsidiary of MK Cayman. This will be accomplished through an exchange of all the issued and outstanding shares of capital stock of Pypo Cayman for ordinary shares and Class B redeemable warrants of MK Cayman. Middle Kingdom and Pypo plan to complete the business combination promptly after the Middle Kingdom special meeting, provided that:

•	Middle Kingdom’s stockholders have approved each of the Redomestication Proposal, Business Combination Proposal, Share Increase Proposal, Declassification Proposal, Amendment Proposal, Quorum Proposal and Shareholder Consent Proposal;
•	holders of 336,018 or fewer of the shares of Middle Kingdom’s Class B common stock have voted against the Business Combination Proposal and demanded conversion of their Class B shares into cash; and
•	the other conditions specified in the merger agreement have been satisfied or waived.

Acquisition Consideration

The holders of the outstanding shares of Pypo immediately before the business combination will receive from MK Cayman 45,000,000 ordinary shares and 3,400,000 Class B redeemable warrants of MK Cayman. In addition, MK Cayman has agreed to issue the Pypo shareholders up to an additional 23,000,000 MK Cayman ordinary shares pursuant to an earn-out provision in the merger agreement based on the adjusted net income of the combined company during the fiscal years ending March 31, 2010, 2011 and potentially 2012.

The earn-out will be based on the adjusted net income of MK Cayman during the fiscal years ending March 31, 2010, 2011 and potentially 2012. The term “adjusted net income” means the “Net Income Attributable to the Parent” as calculated and disclosed pursuant to Statement of Accounting Standards, or SFAS, No. 160, as set forth on the audited consolidated financial statements of MK Cayman comprising a part of the Forms 20-F filed with the Securities and Exchange Commission for the fiscal years ending March 31, 2010, 2011 or 2012 adjusted to:

•	add back to the “Net Income Attributable to the Parent” any charges for (a) “acquisition-related costs” as defined in and charged to expense pursuant to SFAS No. 141 (R) and any other fees, expenses or payments to any third party related to the redomestication or business combination, (b) the amortization of intangibles, and (c) impairment of goodwill, each (a) — (c) as it relates to any acquisitions completed in, or pending at the end of, the applicable period (including the redomestication or business combination), by MK Cayman or the Pypo entities;
•	add back to the “Net Income Attributable to the Parent” any out-of-pocket (i.e., third party) expenses incurred to design, implement and annually assess disclosure controls and procedures and internal controls over financial reporting by MK Cayman or the Pypo entities as a consequence of MK Cayman’s compliance with the Sarbanes-Oxley Act;
•	add back to the “Net Income Attributable to the Parent” any charges for taxes payable by any of MK Cayman, MK Arizona or Middle Kingdom, or by the Pypo entities that are directly attributable to the redomestication or business combination, and that apply to the applicable period; and
•	deduct from the “Net Income Attributable to Parent” the financial statement tax benefit of the amount in the above bullets, computed by multiplying the amount of the adjustment in the above bullets by the statutory tax rate applicable to MK Cayman or the Pypo entity that incurred the expense;

provided, however, that if MK Cayman is no longer required or eligible to file a Form 20-F, then the “Net Income Attributable to Parent” as calculated and disclosed pursuant to SFAS No. 160 for any particular fiscal year shall be as set forth on the audited consolidated financial statements of MK Cayman for such fiscal year.

The 23,000,000 ordinary shares subject to the earn-out provision, or the earn-out shares, will be issued to the Pypo shareholders as follows:

•	10,000,000 shares will be issued to the Pypo shareholders if MK Cayman’s adjusted net income during either of the fiscal years ending March 31, 2010 or 2011 equals or exceeds $54,000,000; and
•	13,000,000 shares will be issued to the Pypo shareholders if MK Cayman’s adjusted net income during either of the fiscal years ending March 31, 2011 or 2012 equals or exceeds $67,000,000.

Satisfaction of the 80% Test

Middle Kingdom’s certificate of incorporation requires that any business acquired by Middle Kingdom have a fair market value equal to at least 80% of Middle Kingdom’s net assets at the time of acquisition, which assets include the amount in the trust account. The 80% test requires that Pypo be valued at a minimum of approximately $23.0 million. Middle Kingdom’s board of directors determined that the 80% test was met. See the section entitled “The Business Combination — Satisfaction of the 80% Test” for more information on the analysis conducted by Middle Kingdom’s management.

Management of MK Cayman; Voting Agreement

Upon the consummation of the business combination, the initial MK Cayman board of directors will consist of seven directors, of which the Pypo shareholders will designate six directors to MK Cayman’s board and the board of Middle Kingdom will designate a seventh director. Of the six directors designated by Pypo, at least three shall be “independent directors” as defined by NASDAQ Marketplace Rules, provided that a majority of independent directors then serving on the MK Cayman board may amend, modify or terminate the requirement that the Pypo shareholders designate six directors and how many of those six must be independent directors. Such independent directors will serve as members of MK Cayman’s audit committee. Upon the consummation of the business combination, MK Cayman’s directors are expected to be Mr. Kuo Zhang, Mr. Dongping Fei, Mr. Michael Marks, Mr. Alex Fan, Mr. Andrew Ryan, Mr. Linzhen Xie and Ms. Mofang Li. Messrs. Fan, Ryan and Xie and Ms. Li are expected to be independent directors. Additionally, Messrs. Fan, Ryan and Xie are expected to serve on MK Cayman’s audit committee.

After consummation of the business combination, Pypo Cayman’s two largest shareholders, Arch Digital Holdings Limited and Capital Ally Investments Limited, will beneficially own approximately 31.8% and 65.3% of MK Cayman’s outstanding stock, respectively. At the closing of the business combination, Arch, Capital Ally, Mr. Marks and Mr. Tanenbaum as representatives of Middle Kingdom, and MK Cayman will enter into a voting agreement. The voting agreement provides, among other things, that, until March 31, 2011 (or March 31, 2012 if the shares subject to the earn-out provision have not been issued prior to such date) at any meeting called or action taken for the purpose of electing directors to the MK Cayman board of directors, Arch and Capital Ally will agree to vote for one director nominated by Mr. Marks and Mr. Tanenbaum, on behalf of the Middle Kingdom stockholders. The voting agreement is filed as Exhibit 10.3 hereto. We encourage you to read the voting agreement in its entirety.

After the consummation of the business combination, the executive officers of MK Cayman will be:

•	Mr. Dongping Fei, a director of Pypo Cayman and Pypo Cayman’s chief executive officer and president, as of the record date, as the chief executive officer and a director of MK Cayman;
•	Mr. Kim Chuan (“Jackie”) Leong, currently a vice president and the chief financial officer of Pypo, as the chief financial officer of MK Cayman;
•	Mr. Clement Kwong, currently a director of Pypo Cayman, as senior vice president of corporate strategy of MK Cayman;
•	Mr. Kuo Zhang, currently a director of Pypo Cayman and the chairman of Pypo Beijing’s board of directors, as chairman of MK Cayman’s board of directors;
•	Mr. Hengyang Zhou, who will continue to serve in his position as executive vice president of Pypo Beijing and president of distribution;
•	Mr. Francis Kwok Cheong Wan, who will continue to serve in his position as vice president of Pypo Beijing and president of e-commerce;

•	Mr. Bernard J. Tanenbaum III, currently chief executive officer of Middle Kingdom, as senior vice president of corporate communications of MK Cayman; and
•	Mr. Michael Marks, currently the president and director of Middle Kingdom, as a director of MK Cayman.

See the section entitled “Directors and Executive Officers” for biographical information about MK Cayman’s directors and executive officers after the consummation of the business combination.

Lock-Up Agreements

The Pypo shareholders and the management shareholders have entered into lock-up agreements providing that they may not sell or otherwise transfer any of the ordinary shares or Class B redeemable warrants of MK Cayman received in the business combination, subject to exceptions, for a period of 24 months for those securities beneficially owned by the management shareholders, and 12 months for those securities owned by Pypo’s non-management shareholders.

The lock-up is discussed in more detail in the section entitled “Certain Agreements Relating To The Business Combination — Lock Up Agreements.”

Registration Rights Agreement

At the closing of the business combination, MK Cayman and the Pypo shareholders will enter into a registration rights agreement pursuant to which the Pypo shareholders will be entitled to registration rights for their MK Cayman ordinary shares received in connection with the business combination. Pursuant to the registration rights agreement, the Pypo shareholders are entitled to demand that MK Cayman register the ordinary shares held by the Pypo shareholders. In addition, the Pypo shareholders have “piggy-back” registration rights on registration statements filed subsequent to the date of the business combination. MK Cayman will bear the expenses incurred in connection with the filing of any such registration statements.

Date, Time and Place of Special Meeting of Middle Kingdom’s Stockholders

The special meeting of the stockholders of Middle Kingdom will be held at 10:00 a.m., Eastern daylight time, on June 29, 2009, at 333 Sandy Springs Circle, Suite 223, Atlanta, GA 30328, to consider and vote upon the Redomestication Proposal, Business Combination Proposal, Share Increase Proposal, Declassification Proposal, Amendment Proposal, Quorum Proposal, Shareholder Consent Proposal and the Adjournment Proposal.

Voting Power; Record Date

You will be entitled to vote or direct votes to be cast at the special meeting if you owned shares of either Middle Kingdom common stock or Class B common stock at the close of business on May 8, 2009, the record date for the special meeting. If you own shares of Class B common stock, you will be entitled to vote on all the proposals to be considered at the special meeting. If you own shares of common stock, you will be entitled to vote on the Redomestication Proposal, Share Increase Proposal, Declassification Proposal, Amendment Proposal, Quorum Proposal, Shareholder Consent Proposal and Adjournment Proposal to be considered at the special meeting, but not on the Business Combination Proposal. You will have one vote for each share of Middle Kingdom common stock or Class B common stock you owned at the close of business on the record date. Middle Kingdom Class A warrants or Class B redeemable warrants do not have voting rights. On the record date, there were 3,072,263 shares of Middle Kingdom Class B common stock outstanding, and 1,065,650 shares of Middle Kingdom common stock outstanding.

Approval of the Pypo Shareholders

All of the Pypo shareholders have approved the transactions contemplated in the merger agreement. Accordingly, no further action by the Pypo shareholders is needed to approve the business combination.

Quorum and Vote Required to Approve the Proposals by the Middle Kingdom Stockholders

•	A quorum of Middle Kingdom stockholders is necessary to hold a valid meeting. For purposes of the Redomestication Proposal, Share Increase Proposal, Declassification Proposal, Amendment Proposal, Quorum Proposal, Shareholder Consent Proposal and Adjournment Proposal, a quorum will be present at the Middle Kingdom special meeting if a majority of the outstanding shares entitled to vote at the meeting are represented in person or by proxy. For purposes of the Business Combination Proposal, a quorum will be present at the special meeting if a majority of the outstanding Class B shares entitled to vote at the special meeting are represented in person or by proxy. Abstentions and broker non-votes will count as present for the purposes of establishing a quorum for all eight proposals.
•	The approval of the Redomestication Proposal, Share Increase Proposal, Declassification Proposal, Amendment Proposal, Quorum Proposal and Shareholder Consent Proposal will require the affirmative vote of the holders of a majority of the outstanding shares of Middle Kingdom common stock and Class B common stock, voting as a group, on the record date.
•	Pursuant to Middle Kingdom’s Certificate of Incorporation, the approval of the Business Combination Proposal will require the affirmative vote of the holders of a majority of the shares of Middle Kingdom Class B common stock present in person or represented by proxy and cast at the special meeting. However, the business combination will not be consummated if the holders of 336,019 or more of the shares of the Class B common stock exercise their conversion rights in connection with the business combination.
•	The approval of the Adjournment Proposal will require the affirmative vote of holders of a majority of the voting power of Middle Kingdom’s common stock and Class B common stock, voting as a group, represented in person or by proxy.

Abstentions will have the same effect as a vote “AGAINST” the Redomestication Proposal, Share Increase Proposal, Declassification Proposal, Amendment Proposal, Quorum Proposal, Shareholder Consent Proposal and the Adjournment Proposal, but will have no effect on the Business Combination Proposal. Broker non-votes, while considered present for the purposes of establishing a quorum, will have the effect of votes against the Redomestication Proposal, Share Increase Proposal, Declassification Proposal, Amendment Proposal, Quorum Proposal and Shareholder Consent Proposal, but will have no effect on the Business Combination Proposal or the Adjournment Proposal. Please note that you cannot seek conversion of your Class B shares unless you affirmatively vote against the Business Combination Proposal and specifically seek conversion as discussed under the section entitled “The Middle Kingdom Special Meeting — Conversion Rights.”

Relation of Proposals

The business combination will not be consummated unless the Redomestication Proposal, Share Increase Proposal, Declassification Proposal, Amendment Proposal, Quorum Proposal and Shareholder Consent Proposal are each approved, and the redomestication will not be consummated unless the Business Combination Proposal is approved.

Conversion Rights

Pursuant to Middle Kingdom’s Certificate of Incorporation, a holder of shares of Middle Kingdom’s Class B common stock may, if the stockholder affirmatively votes against the business combination, demand that Middle Kingdom convert such Class B shares, or a portion of such shares, into cash. Demand may be made by checking the box on the proxy card provided for that purpose and returning the proxy card in accordance with the instructions provided, and, at the same time, ensuring your bank or broker complies with the requirements identified in the section entitled “The Middle Kingdom Special Meeting — Conversion Procedures.” If you wish to make a partial exercise of your conversion rights, you will need to indicate on the proxy card the number of shares that you wish to convert. You will only be entitled to receive cash for these Class B shares if you continue to hold them through the closing of the business combination.

In connection with tendering your shares for conversion, in order to receive the conversion price, you must elect either to physically tender your stock certificates to Middle Kingdom’s transfer agent or deliver your shares electronically to the transfer agent using The Depository Trust Company’s DWAC (Deposit/Withdrawal At

Custodian) System, which election would likely be determined based on the manner in which you hold your shares. In order to finalize your conversion, you must submit your shares so that they are received by Middle Kingdom’s transfer agent within 90 days after the meeting date. This period should allow converting stockholders sufficient time to deliver their shares to Middle Kingdom’s transfer agent. At the closing of the business combination, Middle Kingdom will issue irrevocable written instructions to the trustee to retain the pro rata portion of the trust account allocable to the converting Class B stockholders for up to 90 days following the closing for distribution to the converting Class B stockholders upon satisfaction of the conversion requirements discussed in this proxy statement/prospectus.

Through the DWAC system, this electronic delivery process can be accomplished by the stockholder, whether or not it is a record holder or its shares are held in “street name,” by contacting the transfer agent or its broker and requesting delivery of its shares through the DWAC system. Middle Kingdom believes that, as of the record date, approximately 80% of its shares are currently held in “street name.” Delivering shares physically may take significantly longer. In order to obtain a physical stock certificate, a stockholder’s broker and/or clearing broker, DTC, and Middle Kingdom’s transfer agent will need to act together to facilitate this request. There is a nominal cost associated with the above-referenced tendering process and the act of certificating the shares or delivering them through the DWAC system. The transfer agent will typically charge the tendering broker $35 and the broker would determine whether or not to pass this cost on to the converting holder. It is Middle Kingdom’s understanding that stockholders should generally allot at least two weeks to obtain physical certificates from the transfer agent. Middle Kingdom does not have any control over this process or over the brokers or DTC, and it may take longer than two weeks to obtain a physical stock certificate. Such stockholders will have less time to make their investment decision than those stockholders that do not elect to exercise their conversion rights.

Certificates that have not been tendered for receipt by Middle Kingdom within 90 days of the special meeting will not be converted to cash. In the event that a stockholder tenders Class B shares and the business combination is not completed, these shares will not be converted to cash and the physical certificates representing these Class B shares will be returned to the stockholder promptly following the determination that the business combination will not be consummated. Middle Kingdom anticipates that a stockholder who tenders Class B shares for conversion in connection with the vote to approve the business combination would receive payment of the conversion price for such Class B shares soon after the completion of the business combination. Middle Kingdom will hold the certificates of stockholders that elect to convert their Class B shares into a pro rata portion of the funds available in the trust account until such Class B shares are converted to cash or returned to such stockholders.

If properly demanded, Middle Kingdom will convert each share of Class B common stock into a pro rata portion of the funds available in the trust account, calculated as of two business days prior to the anticipated consummation of the business combination. As of the record date, this would amount to approximately $8.51 per share. If you exercise your conversion rights, you will be exchanging your shares of Middle Kingdom Class B common stock for cash and will no longer own the shares upon the consummation of the business combination. You will be entitled to receive cash for these shares only if you affirmatively vote against the business combination, properly demand conversion, and tender your stock certificate for receipt by Middle Kingdom’s transfer agent within 90 days of the special meeting. If the business combination is not completed, these Class B shares will not be converted into cash. However, if Middle Kingdom is unable to complete the business combination with Pypo by August 31, 2009, it will be forced to liquidate and all holders of Class B shares will receive a pro rata portion of the funds available in the trust account at the time of the liquidation.

With regard to the income tax refund receivable of $240,000, which is included in the computation of the total balance available in the trust account, in a liquidation, Middle Kingdom will make a pro rata distribution to the holders of Class B shares when such funds are received. In order to collect the tax refund, Middle Kingdom must file the appropriate U.S. federal and State of Georgia corporate income tax returns for 2008. Simultaneously with or shortly thereafter, Middle Kingdom must file the necessary U.S. federal and State of Georgia application forms for a claim of tentative refunds. Middle Kingdom expects to make these filings prior to June 30, 2009. Middle Kingdom expects the respective taxing authorities to take approximately 90-120 days to make their respective claim of tentative refunds payments. Once the refunds have been received, the trustee of the trust account will make a second distribution to the holders of Class B shares for their pro rata share of these funds. If the business combination is completed, Middle Kingdom will pay Class B stockholders that exercise their conversion rights their per share allocation of the trust account assuming the maximum amount of the income tax refund is received.

As such, Class B stockholders that exercise their conversion rights will not be required to wait for the receipt of the income tax refund in order to receive their pro rata portion of the refund.

The business combination will not be consummated if the holders of 336,019 or more of the Class B common stock exercise their conversion rights in connection with the business combination.

Proxies

Proxies may be solicited by mail, telephone or in person. If you grant a proxy, you may revoke your proxy before it is exercised at the special meeting by sending a notice of revocation to the secretary of Middle Kingdom, submitting a later-dated proxy statement or voting in person at the special meeting.

Stock Ownership

On the record date, directors and executive officers of Middle Kingdom and its affiliates beneficially owned and were entitled to vote 841,700 shares of Middle Kingdom common stock and 3,500 shares of Middle Kingdom Class B common stock, representing approximately 20.4% of Middle Kingdom’s issued and outstanding common stock and Class B common stock, as a group, and approximately 0.1% of Middle Kingdom’s issued and outstanding Class B common stock.

As of the record date, Pypo Cayman’s two largest shareholders, Capital Ally and Arch, beneficially owned 2,685,200 Middle Kingdom Class B shares, which represent 87.4% of the outstanding Class B shares and 64.9% of the combined voting power of the common stock and Class B common stock. In connection with the agreement in principle by the Pypo Cayman shareholders to make the purchases that resulted in the acquisitions, Middle Kingdom’s directors and officers and initial sponsor agreed to transfer 50% of their Class A warrants to the Pypo shareholders upon closing of the business combination.

Interests of Middle Kingdom Officers and Directors in the Business Combination

When you consider the unanimous recommendation of Middle Kingdom’s board of directors in favor of adoption of the Redomestication Proposal, Business Combination Proposal, Share Increase Proposal, Declassification Proposal, Amendment Proposal, Quorum Proposal, and Shareholder Consent Proposal, you should note that Pypo Cayman’s executive officers and directors (who will become executive officers and directors of MK Cayman following consummation of the business combination) have interests in the transaction that are different from, or in addition to, your interests as a stockholder. These interests include, among other things:

•	If the business combination with Pypo is not approved by August 31, 2009, Middle Kingdom will be required to liquidate. In such event, the 750,000 shares of common stock held by Middle Kingdom officers, directors and affiliates, which were acquired prior to the IPO for an aggregate purchase price of $25,000, will be worthless, as will the 90,450 Series A units that were acquired prior to the IPO for an aggregate purchase price of $723,600. As of the record date, the Middle Kingdom officers, directors and initial sponsor held 90,450 shares of the common stock and 452,250 of the Class A warrants underlying the Series A units (of which 226,125 of the Class A warrants will be transferred upon the closing of the business combination). Such common stock and Class A warrants had an aggregate market value of $1,079,502 based on the last sale price of $1.01 and $0.51, respectively, on the OTC BB on May 8, 2009, the record date.
•	In connection with the IPO, Middle Kingdom’s current officers and directors agreed to indemnify Middle Kingdom for debts and obligations to vendors that are owed money by Middle Kingdom, or for any claims made by any target business, but only to the extent necessary to ensure that such claims do not reduce funds in the trust account. If the business combination is consummated, Middle Kingdom’s officers and directors will not have to perform such obligations. As of December 31, 2008, Middle Kingdom believes that the maximum amount of the indemnity obligation of Middle Kingdom’s officers and directors is approximately $1,326,918, which is equal to the amount payable to creditors and an outstanding payable to Wachovia Bank under Middle Kingdom’s line of credit of approximately $1,077,918 and $249,000, respectively, less amounts relating to creditors for which Middle Kingdom has received a waiver of each such creditor’s right to sue the trust account. Additionally, under certain circumstances, if Middle Kingdom terminates the merger agreement, Middle Kingdom may be required to pay Pypo a termination fee in the amount of $4,000,000. Pypo has not provided a waiver of any claims against the trust account in connection with the payment of the termination fee, such that the full amount of the termination fee may be required to be paid out of the trust account. Middle Kingdom does not have sufficient funds outside of the trust account to pay these obligations. Therefore, if the business combination is not consummated and vendors that have not signed waivers or Pypo, in connection with the termination fee, sue the trust account and win their cases, the trust account could be reduced by the amount of the claims and Middle Kingdom’s officers and directors would be required to fulfill their indemnification obligations. If Middle Kingdom is required to pay a termination fee pursuant to the terms of the merger agreement and such fee is paid from the proceeds of the trust account, its officers and directors subject to the indemnification obligations may not be able to satisfy their individual obligations to indemnify Middle Kingdom.
•	Warrants to purchase Middle Kingdom common stock held by Middle Kingdom’s officers and directors are exercisable upon consummation of the business combination. Based upon the closing price of Middle Kingdom’s Class B common stock on May 8, 2009, the record date, of $7.60, if all warrants held by Middle Kingdom’s officers and directors were exercised for common stock the value of such shares of common stock would be approximately $1,175,850.
•	All rights specified in Middle Kingdom’s Certificate of Incorporation relating to the right of officers and directors to be indemnified by Middle Kingdom, and of Middle Kingdom’s officers and directors to be exculpated from monetary liability with respect to prior acts or omissions, will continue after the business combination. If the business combination is not approved and Middle Kingdom liquidates, Middle Kingdom will not be able to perform its obligations to its officers and directors under those provisions.
•	Upon completion of the business combination, Mr. Tanenbaum will serve as senior vice president of corporate communications of MK Cayman, and Mr. Marks will serve as a director of MK Cayman.
•	Middle Kingdom’s financial, legal and other advisors have rendered services for which they may not be paid if the business combination is not approved, and certain of them may have the opportunity to provide additional services to MK Cayman in the future. As any recovery of such fees and expenses by these vendors will be much more difficult in the event the business combination is not approved, while such recovery is not expressly contingent on the outcome of the Middle Kingdom shareholder vote, these vendors could be viewed as having an interest in the outcome of such vote.

Interests of Pypo Cayman Officers and Directors in the Business Combination

When you consider the Redomestication Proposal, Business Combination Proposal, Share Increase Proposal, Declassification Proposal, Amendment Proposal, Quorum Proposal and Shareholder Consent Proposal, you should note that Pypo’s executive officers and directors (who will become executive officers and directors of MK Cayman following consummation of the business combination) have interests in the transaction that are different from, or in addition to, your interests as a stockholder. These interests include, among other things:

•	Affiliates or immediate relatives of certain directors and officers of Pypo Cayman (including Messrs. Zhang, Zhou, Wan and Fei), who, as of the record date, beneficially owned shares in Pypo Cayman, are expected to beneficially own 15,075,000 ordinary shares of MK Cayman upon the closing of the business combination. Such persons are also expected to indirectly hold 850,000 Class B redeemable warrants of MK Cayman, subject to a two-year lock-up agreement as described in “Summary — Lock-Up Agreements.” Such persons are expected to beneficially own up to an additional 8,500,000 MK Cayman ordinary shares pursuant to an earn-out provision in the merger agreement based on the adjusted net income of the combined company during the fiscal years ending March 31, 2010, 2011 and potentially 2012. See “Summary — Acquisition Consideration.” MK Cayman and the Pypo shareholders will also enter into a registration rights agreement pursuant to which the Pypo shareholders will be entitled to registration rights for their MK Cayman ordinary shares to be received in connection with the business combination. See “Certain Agreements Relating to the Business Combination — Registration Rights Agreement.”

•	Each of Mr. Zhang and Mr. Fei has entered into an employment agreement with Pypo Cayman and each of Mr. Zhou and Mr. Wan has entered into an employment agreement with Pypo Beijing. See “Certain Agreements Relating to the Business Combination — Employment Agreements.”
•	The initial MK Cayman board of directors will consist of seven directors, of which the Pypo shareholders will designate six directors and Mr. Marks and Mr. Tanenbaum, on behalf of the Middle Kingdom stockholders, will designate a seventh director. The six Pypo designees will include Mr. Zhang, a director of Pypo Cayman and Pypo Beijing’s current chairman, and Mr. Fei, a director of Pypo Cayman and Pypo’s chief executive officer and president, Mr. Alex Fan, a certified public accountant and president of a consulting firm, Mr. Andrew Ryan, a co-founder and corporate partner at a New York law firm, Mr. Linzhen Xie, an executive officer and chief scientist of a wireless and telecommunication service provider, and Ms. Mofang Li, a member of several technology and telecommunications advisory boards in China. Messrs. Fan, Ryan and Xie and Ms. Li are expected to be independent directors. Additionally, Messrs. Fan, Ryan and Xie are expected to serve on MK Cayman’s audit committee.

Conditions to the Closing of the Merger Agreement

Consummation of the merger agreement and the related transactions is conditioned on (i) the Middle Kingdom board not having withdrawn its approval of the terms and conditions of the merger; (ii) the Middle Kingdom common and Class B stockholders, voting as a group, approving the redomestication; and (iii) a majority in interest of the Middle Kingdom Class B stockholders voting at the special meeting approving the business combination, with holders of 336,018 or fewer of the shares of Middle Kingdom Class B common stock outstanding immediately before the consummation of the merger agreement properly exercising their rights to have their Class B shares converted into a pro rata share of the funds available in the trust account in accordance with Middle Kingdom’s Certificate of Incorporation, in each case at a meeting called for these purposes.

In addition, the consummation of the transactions contemplated by the merger agreement is conditioned upon certain closing conditions, including:

•	the delivery by each party to the other party of a certificate to the effect that the representations and warranties of the delivering party are true and correct as of the closing, except where the failure of such representations and warranties to be so true and correct, individually or in the aggregate, has not had or would not reasonably be expected to have a material adverse effect on the Middle Kingdom parties, and all covenants contained in the merger agreement have been materially complied with by the delivering party;
•	no action, suit or proceeding shall have been instituted before any court or governmental or regulatory body or instituted or threatened by any governmental authorities to restrain, modify or prevent the carrying out of the transactions contemplated by the merger agreement; and
•	no temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal or regulatory restraint provision limiting or restricting the party’s conduct or operations shall be in effect, nor shall any proceeding brought by an administrative agency or commission or other governmental authority, domestic or foreign, seeking the foregoing shall be pending.

Pypo’s Conditions to Closing of the Merger Agreement

The obligations of Pypo to consummate the transactions contemplated by the merger agreement, in addition to the conditions described above, are conditioned upon each of the following, among other things:

•	there shall have been no material adverse effect with respect to Middle Kingdom since June 30, 2008, including any material adverse effect arising from the efforts on the part of Middle Kingdom to extend its December 13, 2008 business combination deadline;
•	the receipt of necessary consents and approvals by third parties and the completion of necessary proceedings;

•	the resignation of those officers and directors who are not continuing as officers and directors of MK Cayman, free of any claims for employment compensation in any form, except for any reimbursement of outstanding expenses existing as of the date of such resignation;
•	Pypo shall have received a legal opinion, which is customary for transactions of this nature, from counsel to Middle Kingdom;
•	Middle Kingdom shall have made appropriate arrangements with Continental Stock Transfer & Trust Company to have the trust account disbursed immediately upon the closing of the business combination;
•	Middle Kingdom shall have filed all reports and other documents required to be filed by Middle Kingdom under the U.S. federal securities laws through the closing date of the merger agreement;
•	no formal or informal SEC investigation or proceeding shall have been initiated by the SEC against any of the Middle Kingdom parties or any of their officers or directors; and
•	Middle Kingdom shall have maintained its status as a company whose common stock, Class B common stock, Class A warrants and Class B redeemable warrants are quoted on the OTC BB and no reason shall exist as to why such status shall not continue immediately following the closing.

Middle Kingdom’s Conditions to Closing of the Merger Agreement

The obligations of Middle Kingdom to consummate the transactions contemplated by the merger agreement, in addition to the conditions described above in the second paragraph of this section, are conditioned upon each of the following, among other things:

•	there shall have been no material adverse effect with respect to Pypo since March 31, 2008, including any material adverse effect arising from the efforts on the part of Middle Kingdom to extend its December 13, 2008 business combination deadline;
•	Pypo Cayman shall have furnished Middle Kingdom the unaudited consolidated balance sheets as of June 30, 2008 and the related consolidated statements of income and statements of cash flows of Pypo Cayman for the period then ended, which shall have been prepared in accordance with U.S. GAAP applied on a consistent basis throughout the period involved;
•	Middle Kingdom shall have received a legal opinion, which is customary for transactions of this nature, from counsel to Pypo;
•	Middle Kingdom shall have received investor representation letters executed by the Pypo shareholders; and
•	no formal or informal SEC investigation or proceeding shall have been initiated by the SEC against any of the Pypo parties or any of their officers or directors.

Exclusivity; No Other Negotiation

The merger agreement contains detailed provisions prohibiting each of Middle Kingdom, Pypo and the Pypo shareholders party to the merger agreement from seeking an alternative transaction. These covenants generally prohibit Middle Kingdom, Pypo and the Pypo shareholders party to the merger agreement, as well as their officers, directors, subsidiaries, employees, agents and representatives, from taking any action to solicit an alternative acquisition proposal.

Termination and Termination Fee

The merger agreement may be terminated and/or abandoned at any time prior to the closing, whether before or after approval of the proposals being presented to Middle Kingdom’s stockholders, by:

•	mutual written consent of the parties;
•	either Middle Kingdom or the Pypo parties, if the closing has not occurred by (a) August 31, 2009, or (b) such other date as may be mutually agreed to;
•	any Pypo party, if there has been a breach by Middle Kingdom of any representation, warranty, covenant or agreement contained in the merger agreement which has prevented the satisfaction of the conditions to the obligations of the Pypo parties under the merger agreement and the violation or breach has not been waived by the Pypo parties or cured by Middle Kingdom within ten business days after written notice from the Pypo parties;
•	Middle Kingdom, if there has been a breach by the Pypo parties of any representation, warranty, covenant or agreement contained in the merger agreement which has prevented the satisfaction of the conditions to the obligations of Middle Kingdom under the merger agreement and such violation or breach has not been waived by Middle Kingdom or cured by the Pypo parties within ten business days after written notice from Middle Kingdom;
•	any Pypo party, if the Middle Kingdom board of directors fails to recommend or withdraws or modifies in a manner adverse to the Pypo parties its approval or recommendation of the merger agreement and the transactions contemplated under the merger agreement; and
•	either Middle Kingdom or the Pypo parties, if the redomestication and the business combination are not approved or if holders of 336,019 or more of Middle Kingdom’s Class B common stock exercise their right to convert their Class B common stock into cash from the trust account.

In the event of termination and abandonment by either Middle Kingdom or the Pypo parties, except as set forth below, all further obligations of the parties shall terminate, no party shall have any right against the other party, and each party shall bear its own costs and expenses.

If the Pypo parties terminate the merger agreement due to either: (a) a breach by Middle Kingdom of any representation, warranty, covenant or agreement contained in the merger agreement which has prevented the satisfaction of the conditions to the obligations of the Pypo parties under the merger agreement, which violation or breach has not been waived or cured as permitted by the merger agreement; or (b) the Middle Kingdom board of directors withdrawing or modifying its recommendation and approval of the merger agreement and the transactions contemplated under the merger agreement, then the Pypo parties will be entitled to damages in the amount of $4,000,000 immediately upon termination as liquidated damages and not as a penalty amount.

If Middle Kingdom terminates the merger agreement due to a breach by the Pypo parties of any representation, warranty, covenant or agreement contained in the merger agreement which has prevented the satisfaction of the conditions to the obligations of Middle Kingdom under the merger agreement, which violation or breach has not been waived or cured as permitted by the merger agreement, then Middle Kingdom will be entitled to damages in the amount of $4,000,000 immediately upon termination as liquidated damages and not as a penalty amount.

Amendment and Waiver

The merger agreement may be amended at any time by execution of an instrument in writing signed on behalf of each of the parties. At any time prior to the closing, either Middle Kingdom or Pypo may, to the extent allowed by applicable law, extend the time for the performance of the obligations under the merger agreement, waive any inaccuracies in representations and warranties made to the other party, and waive compliance with any of the agreements or conditions for the benefit of the other party. Any such extension or waiver must be in writing signed by both parties.

Quotation

Prior to consummation of the Business Combination, Middle Kingdom’s outstanding Class B common stock, common stock, warrants and units were quoted on the OTC BB. Subsequent to the redomestication and business combination, Middle Kingdom expects that the ordinary shares, warrants and units of MK Cayman will be eligible for quotation on the OTC BB.

Indemnification

Indemnification by the Pypo Shareholders

The Pypo shareholders have agreed, on a pro rata basis, to indemnify Middle Kingdom from any damages arising from: (a) any breach of any representation or warranty made by the Pypo entities; (b) any breach by any Pypo entity of its covenants or obligations to be performed at or prior to the closing; or (c) any breach by any Pypo shareholder of its representations or warranties, covenants or obligations in the merger agreement. Notwithstanding the foregoing, however, the representations, warranties, covenants and obligations that relate specifically and solely to a particular Pypo shareholder are the obligations of that particular Pypo shareholder only.

The amount of damages suffered by Middle Kingdom may be paid in cash, or, at the option of the Pypo shareholders, may be recovered by the repurchase by MK Cayman of a specified number of MK Cayman shares owned by the Pypo shareholders. If the Pypo shareholders opt to deliver shares instead of cash, the number of shares to be returned by the Pypo shareholders shall be equal to the aggregate amount of the damages agreed to be paid by the Pypo shareholders, divided by $8.50. Further, the repurchase price payable by MK Cayman will be equal to the amount of the damages suffered by Middle Kingdom.

Indemnification by Middle Kingdom

Middle Kingdom has agreed to indemnify each of the Pypo parties from any damages arising from: (a) any breach of any representation or warranty made by Middle Kingdom; or (b) any breach by Middle Kingdom of its covenants or obligations in the merger agreement to be performed at or prior to closing.

The amount of damages suffered by the Pypo parties shall be paid in newly issued MK Cayman shares. The number of MK Cayman shares to be issued to the Pypo parties shall be equal to the aggregate amount of the damages agreed to be paid by Middle Kingdom, divided by $8.50.

Limitations on Indemnity

Neither party will be entitled to indemnification unless the aggregate amount of damages to such party exceeds $1,000,000, and then only to the extent such damages exceed $1,000,000; provided that, with limited exceptions, the aggregate amount of damages payable by the indemnifying party to the indemnified party may not exceed $10,000,000.

Foreign Private Issuer

Based on the information available as of the record date, MK Cayman expects that it will become a foreign private issuer upon the consummation of the business combination, which would reduce the reporting requirements under the Securities Exchange Act of 1934, as amended, or the Exchange Act, resulting in fewer costs associated with financial and reporting compliance. For example, as a foreign private issuer, MK Cayman will be exempt from certain provisions applicable to U.S. public companies, including:

•	the rules requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;
•	the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations with respect to a security registered under the Exchange Act;
•	provisions of Regulation FD aimed at preventing issuers from making selective disclosures of material non-public information; and
•	the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and establishing insider liability for profits realized from any “short swing” trading transactions, or a purchase and sale, or a sale and purchase, of the issuer’s equity securities within less than six months.

As a foreign private issuer, MK Cayman will file an annual report on Form 20-F within six months of the close of each fiscal year and reports on Form 6-K relating to certain material events promptly after MK Cayman publicly announces these events. However, because of the foregoing filing exemptions, MK Cayman’s shareholders will not be afforded the same protections or information generally available to investors holding shares in public companies organized in the United States, such as Middle Kingdom.

Comparison of Stockholder Rights

In connection with the consummation of the merger agreement, the board of directors of Middle Kingdom has unanimously approved a corporate reorganization of Middle Kingdom that would result in holders of Middle Kingdom securities holding securities in a Cayman Islands exempted company, rather than a Delaware corporation. If the Redomestication Proposal, Business Combination Proposal, Share Increase Proposal, Declassification Proposal, Amendment Proposal, Quorum Proposal and Shareholder Consent Proposal are approved, Middle Kingdom, the current Delaware corporation, will effect a short-form merger pursuant to which it will merge with and into MK Arizona, a wholly owned Arizona subsidiary, with MK Arizona surviving the merger. Following the merger of Middle Kingdom and MK Arizona, MK Arizona will become MK Cayman, a Cayman Islands exempted company, pursuant to a conversion and continuation procedure under Arizona and Cayman Islands law. Middle Kingdom securities will be converted into securities of MK Arizona and then into securities of MK Cayman. The rights of Middle Kingdom stockholders will change accordingly. A comparison of the rights of stockholders under Delaware and Cayman Islands law is included elsewhere in this proxy statement/prospectus. See “The Redomestication Proposal — Differences of Stockholder Rights.”

Certain U.S. Federal Income Tax Consequences

Although there is a lack of authority directly on point, and thus, this conclusion is not entirely free from doubt, the merger should qualify as a nontaxable reorganization under applicable U.S. federal income tax principles and, in such case, no gain or loss would be recognized by Middle Kingdom stockholders or warrantholders for U.S. federal income tax purposes as a result of their exchange of Middle Kingdom common stock or warrants for the common stock or warrants of MK Arizona.

In addition, although there is a lack of authority directly on point, and thus, this conclusion is not entirely free from doubt, the conversion also should qualify as a nontaxable reorganization under applicable U.S. federal income tax principles and, in such case, no gain or loss would be recognized by MK Arizona stockholders or warrantholders for U.S. federal income tax purposes as a result of their exchange of MK Arizona common stock or warrants for the ordinary shares or warrants of MK Cayman. MK Arizona, however, would recognize gain (but not loss) for U.S. federal income tax purposes as a result of the conversion equal to the difference between the fair market value of each of its assets over such asset’s adjusted tax basis at the effective time of the conversion. Any U.S. federal income tax liability incurred by MK Arizona as a result of such gain would become a liability of MK Cayman by reason of the conversion. MK Cayman would not recognize any gain or loss for U.S. federal income tax purposes as a result of the business combination and, although there is a lack of authority directly on point, and thus, this conclusion is not entirely free from doubt, certain “anti-inversion” provisions in the Internal Revenue Code of 1986, as amended, or the Code, should not apply to treat MK Cayman as a U.S. corporation after the conversion and business combination.

Dividends payable by MK Cayman to its non-PRC shareholders and gains realized from the sale or transfer of shares of MK Cayman may be treated as PRC-sourced income and be subject to PRC tax at a rate of 10%. See “Risk Factors — Risks Relating to Doing Business in the People’s Republic of China — Dividends payable by Pypo Cayman or MK Cayman to its shareholders and gain on the sale or transfer of Pypo Cayman or MK Cayman’s shares may become subject to taxes under PRC tax laws.” If any such PRC taxes apply, MK Cayman’s non-PRC shareholders may be entitled to a reduced rate of PRC taxes under an applicable income tax treaty or a foreign tax credit against such shareholder’s domestic income tax liability (subject to applicable conditions and limitations).

See “Taxation — Material United States Federal Income Tax Considerations” below for further discussion of these and other tax consequences.

Anticipated Accounting Treatment

The redomestication and business combination will be accounted for as a reverse merger, whereby Pypo will be the continuing entity for financial reporting purposes and will be deemed to be the acquirer of Middle Kingdom. The redomestication and business combination are being accounted for as a reverse merger because (i) after the redomestication and business combination the former shareholders of Pypo Cayman will hold the substantial majority of the outstanding ordinary shares of MK Cayman and will have the ability to initially appoint the majority of the members of the board of directors of MK Cayman, and (ii) Middle Kingdom has no prior operations and was formed for the purpose of affecting a business combination such as the proposed business combination with Pypo.

In accordance with the applicable accounting guidance for accounting for the redomestication and business combination as a reverse merger, first Pypo will be deemed to have undergone a recapitalization, whereby its outstanding ordinary shares were converted into 45,000,000 ordinary shares of MK Cayman and 3,400,000 MK Cayman Class B redeemable warrants. Immediately thereafter MK Cayman, as the parent company of Pypo, which is the continuing accounting entity, will have been deemed to have acquired the assets and assumed the liabilities of Middle Kingdom in exchange for the issuance of the MK Cayman securities identical in number and terms to the outstanding securities of Middle Kingdom. However, although MK Cayman, as the parent company of Pypo, will be deemed to have acquired Middle Kingdom, in accordance with the applicable accounting guidance for accounting for the redomestication and business combination as a reverse merger, Middle Kingdom’s assets and liabilities will be recorded at their historical carrying amounts, which approximate their fair value, with no goodwill or other intangible assets recorded.

Regulatory Matters

The business combination and the transactions contemplated by the merger agreement are not subject to any additional federal or state regulatory requirements or approvals, including the Hart-Scott-Rodino Antitrust Improvements Act of 1976, or HSR Act, except for filings with the State of Delaware, State of Arizona and the Cayman Islands necessary to effectuate the transactions contemplated by the redomestication and the merger agreement.

Currency Conversion Rates

The consolidated financial statements of Pypo are prepared using the United States dollar. The financial records of Pypo’s PRC subsidiaries and its variable interest entity are prepared using Renminbi, or RMB, the currency of the PRC. For convenience, RMB amounts have been converted in certain sections of the proxy statement/prospectus into United States dollars. Unless otherwise noted, the conversion rate for any transaction is the average rate of exchange for such fiscal year or period, based on the exchange rates quoted by the People’s Bank of China; provided, however, that all transactions that occur following June 30, 2009 shall be converted at the rate of 6.8319 RMB to each U.S. dollar, the central parity rate quoted by the People’s Bank of China on June 30, 2009.

With respect to the financial statements of Pypo’s PRC subsidiaries and its variable interest entity, Beijing Funtalk Century Century Telecommunications Equipment Retail Chain Co., Ltd. (previously named as Beijing Feijie Investment Co., Ltd., or Beijing Feijie), or Beijing Funtalk, all assets and liabilities are translated at the rates of exchange quoted by the People’s Bank of China at the balance sheet date, except for the share capital and statutory reserves which are translated at the historical exchange rate, and all income and expense items are translated at the average rates of exchange over the year. All exchange differences arising from the translation of subsidiaries’ financial statements are recorded as a component of accumulated other comprehensive income in the statement of shareholders’ equity and comprehensive income.

Risk Factors

In evaluating the proposals to be voted on at the special meeting, you should carefully read this proxy statement/prospectus and especially consider the factors discussed in the section entitled “Risk Factors.”

Board Solicitation

Your proxy is being solicited by the board of directors of Middle Kingdom on each of the eight proposals being presented to the stockholders at the special meeting.

RISK FACTORS

You should carefully consider the following risk factors, together with all of the other information included in this proxy statement/prospectus, before you decide whether to vote or direct your vote to be cast to approve the redomestication and the business combination.

If MK Cayman completes the acquisition of Pypo Cayman pursuant to the merger agreement, the resulting company will be subject to a number of risks. You should carefully consider the risks described below and the other information included in this proxy statement/prospectus before you decide how you want to vote on the proposals. Following the closing of the merger agreement, the market price of MK Cayman’s securities could decline due to any of these risks, in which case you could lose all or part of your investment.

In assessing these risks, you should also refer to the other information included in this proxy statement/prospectus, including the consolidated financial statements and the accompanying notes of Middle Kingdom and Pypo Cayman, as well as the pro forma financial information set forth herein. You should note that MK Cayman would become a holding company with substantial operations in China following consummation of the business combination. As a result, MK Cayman would be subject to legal and regulatory environments that differ in many respects from those of the United States. MK Cayman’s business, financial condition or results of operations could be affected materially and adversely by any of the risks discussed below.

Risks Relating to the Business of Pypo

Pypo’s dependence on a limited number of suppliers for its distribution business and the ability of these suppliers to unilaterally terminate their relationship with Pypo could jeopardize Pypo’s ability to deliver products to customers and result in cancellation of orders and loss of revenue and market share.

Historically, Samsung has been Pypo’s principal supplier of mobile phones and accessories. During the fiscal years ended March 31, 2007, or fiscal 2007, March 31, 2008, or fiscal 2008, and March 31, 2009, or fiscal 2009, sales of Samsung products accounted for approximately 96.3%, 91.6% and 78.0%, respectively, of Pypo’s total net revenues. As a result, Pypo primarily depends on Samsung to provide adequate inventories of mobile phone products on a timely basis and with favorable pricing and other terms.

Although Pypo entered into a five-year distribution agreement with Samsung in July 2008 for the distribution of Samsung’s mobile phone products in China, Samsung has the right to terminate this agreement if Pypo’s sales volume experiences material decreases in any six-month period for reasons unacceptable to Samsung. Pypo generally obtains products from other suppliers through contracts signed on an annual basis. As a result, Pypo’s suppliers may terminate contracts or otherwise fail to provide Pypo with the quantities or models of products that Pypo orders.

Furthermore, these suppliers may refuse to provide products to Pypo on favorable or commercially reasonable terms. If any of the following occurs, Pypo may not be able to deliver products to customers in a timely manner, if at all, resulting in order cancellations, loss of revenues and/or loss of market share, which would have a material adverse effect on Pypo’s business, financial condition and results of operations:

•	downturn in Samsung’s business prospects and/or financial results;
•	loss of Samsung as a principal supplier;
•	loss of other existing suppliers;
•	failure to develop new suppliers;
•	failure to obtain favorable or reasonable pricing and other terms from suppliers;
•	inability of Samsung or other suppliers to satisfy Pypo’s inventory needs; or
•	inability of Samsung or other suppliers to provide products that appeal to Pypo’s customers.

Pypo faces a number of operational and industry risks. The market in which Pypo operates changes rapidly, and Pypo must adjust to these changes to remain competitive.

Pypo faces a number of operational and industry risks, and the market for wireless telecommunications devices is fast-changing. Recent developments in the industry include the following:

•	Mobile handset technology advances rapidly, and product life cycles may be shorter than anticipated. As a distributor and retailer in this sector, Pypo must closely monitor these changes.
•	The PRC telecommunications market has traditionally been fragmented, making it difficult for manufacturers to sell products to consumers without national distributors. These distributors, including Pypo, have had to develop efficient distribution logistics and wide retail networks. Failure to maintain such efficiencies and networks will have an adverse effect on Pypo’s ability to sustain or expand its consumer base and erode its market share.
•	In 2008, the PRC Ministry of Industry and Information Technology, National Development and Reform Commission and the Ministry of Finance restructured the PRC telecommunications industry with the objective of increasing competition. This restructuring, which began in May 2008 and was completed in the fall of 2008, resulted in three major operators offering a combination of fixed line and mobile communications services. While it remains unclear how the restructuring will affect the mobile telecommunications industry, Pypo must adapt to any resulting developments in the industry to remain competitive.
•	Wireless operators in the PRC have increasingly bundled mobile phone products and wireless services. These wireless operators typically procure mobile phone products from larger mobile phone distributors such as Pypo, rather than directly from manufacturers. During fiscal 2007, fiscal 2008 and fiscal 2009, Pypo generated approximately 7.2%, 5.3% and 14.4%, respectively, of its net revenues from distribution to wireless operators. Failure to provide mobile phones with integrated services tailored to wireless operators, or to cooperate with wireless operators in promoting mobile phones, would result in weaker customer relationships with wireless operators, and the loss of a potential source of significant revenues.

These developments, as well as other changes relating to mobile phone retailers and distributors, may have an adverse effect on Pypo’s operations if Pypo cannot adapt effectively to these changes to remain competitive. Pypo’s failure to adapt effectively could erode its market share, result in a decline in its number of customers or lead to price reductions or increased spending for marketing, service promotion and product distribution, any of which would adversely affect Pypo’s profitability.

Pypo extends credit to its customers in the form of open account terms, which exposes Pypo to credit risks and could lead to difficulty in the collection of accounts receivable.

Pypo currently offers open account terms to certain customers, which may subject Pypo to credit risks, particularly to the extent that receivables represent sales to a limited number of customers or are concentrated in certain geographic markets. The collection of accounts receivable and Pypo’s ability to accelerate the collection cycle through the sale of accounts receivable may be affected by several factors, including, but not limited to:

•	Pypo’s credit policies;
•	the terms of the contracts by which Pypo extends credit to customers;
•	the overall credit rating of Pypo and its customers;
•	industry and economic conditions;
•	the ability of Pypo’s customers to provide security, collateral or guarantees for credit extended by Pypo; and
•	the operating results, financial position and cash flows of Pypo and its customers.

Adverse aspects of or changes to any of these factors, many of which are not in Pypo’s control, could create delays in collection or an inability to collect accounts receivable, which could impair Pypo’s cash flows and financial position and adversely affect Pypo’s results of operations.

Pypo extends credit only to customers that it deems creditworthy based on an analysis of their credit profiles. As of August 31, 2009, Pypo had not discerned any recent trends in collections for customer accounts generally or with any particular customers. However, Pypo’s customers are subject to market risks, and Pypo expects current economic conditions to affect mobile phone retailers and regional mobile phone distributors. Accordingly, Pypo periodically reviews its reserve for credit losses for adequacy considering economic conditions and trends and credit quality indicators. Pypo cannot be certain that its reserve for credit losses will be adequate to cover credit losses in its portfolio because of unanticipated adverse changes in the economy or events adversely affecting specific customers, industries or markets. If the credit quality of its customer base materially decreases as a result of economic conditions or if its reserves for credit losses are not adequate, Pypo’s business, financial condition and results of operations may suffer.

If Pypo fails to effectively manage the growth and expansion of its operations, it may be unable to expand its business and increase its revenues.

Pypo has experienced rapid growth and expansion, which places significant strain on its management personnel, systems and resources. To accommodate its continued growth, Pypo will need to implement new and upgraded operational and financial systems, procedures and controls, including improving its accounting and other internal management and control systems, all of which will require substantial efforts by management and others. Pypo will also need to expand, train, manage and motivate its workforce, and manage relationships with new and existing customers. In addition, as Pypo introduces new services or enters into new markets, it may face additional market, technological and operational risks and challenges. As a result of any of these risks, Pypo’s business, results of operations and financial condition could be materially and adversely affected.

Pypo’s strategy includes expansion by pursuing selective business opportunities and diversifying its business scope, including joint ventures and e-commerce initiatives. However, these initiatives require Pypo to commit substantial capital resources to business areas where Pypo possesses limited experience, and Pypo may be unable to compete effectively in such areas. Furthermore, Pypo’s competitors may possess greater resources and operating experience, and Pypo’s plans may be subject to economic, political and legal risks, including obtaining relevant regulatory approvals. Failure to achieve expected results in these new business areas may have a material adverse effect on Pypo’s business, results of operations and financial condition.

Future acquisitions and alliances may expose Pypo to new risks or fail to perform as expected. Conversely, Pypo’s failure to complete acquisitions, enter into suitable alliances or integrate acquired companies may hinder its growth and future profitability.

One of Pypo’s key strategies is to grow through acquisitions, joint ventures and other strategic alliances, particularly with respect to its retail operations. Joint ventures and strategic alliances may expose Pypo to operational, regulatory and market risks, as well as risks associated with additional capital requirements. In addition, Pypo may not be able to identify suitable future acquisition candidates or alliance partners. Even if Pypo identifies suitable candidates or partners, Pypo may be unable to complete an acquisition or alliance on commercially acceptable terms. If Pypo fails to identify appropriate candidates or complete desired acquisitions, Pypo may not be able to implement its growth strategies effectively or efficiently. In addition, Pypo’s acquisition and integration process may divert management from operating Pypo’s existing business, negatively affecting Pypo’s earnings and revenues.

In addition, Pypo’s ability to successfully integrate the acquired companies and their operations may be adversely affected by a number of factors, including division of management’s attention and difficulties in retaining clients of acquired companies. Furthermore, any acquired companies may not perform as expected for various reasons, including legislative or regulatory changes or the loss of key customers and personnel. If Pypo is not able to realize the benefits envisioned from such acquisitions, joint ventures or other strategic alliances, Pypo’s overall profitability and growth plans may be hindered.

The average selling prices of wireless telecommunication products are subject to rapid decreases, and products may become obsolete or less marketable. Pypo must continue to adjust its product mix and optimize pricing.

As with most electronics-based products, average selling prices of mobile handsets are typically highest at the time of introduction of new products, which utilize the latest technology, and tend to decrease over time as such products become commoditized and are replaced by newer generation products. Due to Pypo’s recent efforts to improve the overall aging of inventory as well as continued weakness at the high end of Pypo’s mobile phone product line, Pypo has recently experienced a decrease in the average selling price of its mobile phones. See the discussion under the heading “— Pypo and MK Cayman may continue to be negatively affected by the economic crisis in the United States and key international markets.” In addition, while Samsung, Pypo’s main supplier, generally adjusts the price it charges Pypo for Samsung’s products based on product life and may provide price protection against price decreases in certain circumstances, as Pypo’s business continues to grow, Pypo may increasingly be subject to downward pricing pressure, as its suppliers may not provide Pypo with appropriate pricing adjustments.

Pypo may not be able to predict the timing or amount of any decline in the average selling prices of the products it distributes. Moreover, Pypo must anticipate future technological changes and continually identify, obtain and market new products in order to minimize the risk of product obsolescence or decreased marketability. If Pypo were unable to adjust product mix and optimize pricing, its business, financial condition and results of operations would be harmed.

Pypo outsources its warehousing, logistics and certain marketing functions to third parties. Failure by these third parties to fulfill their responsibilities may negatively affect Pypo’s ability to maintain or promote its brand and may limit its future success.

Pypo believes that its customers’ recognition of and familiarity with Pypo’s reputation and brand are important to its business, and Pypo’s reputation depends on the goodwill associated with its brand. Pypo outsources its warehousing, logistics and certain marketing functions to third parties, which are responsible for storing inventory, delivering products and printing marketing materials. If any of these third-party providers fails to fulfill any of its responsibilities, Pypo’s brand image and reputation may suffer. This could lead to the erosion of Pypo’s relationships with potential and existing customers, and Pypo’s business, financial condition, results of operations and prospects may be materially adversely affected.

Restrictive covenants under Pypo’s indentures and the secured credit facility may limit the manner in which it operates and an event of default under Pypo’s secured credit facility may adversely affect its operations.

Pypo’s secured credit facility with the Netherlands Development Finance Company, or FMO, contains, and any future indebtedness Pypo incurs may contain, various covenants and conditions that limit its ability to, among other things:

•	incur or guarantee additional debt;
•	pay dividends or make distributions to its shareholders;
•	make loans, capital expenditures or investments or acquisitions;
•	enter into transactions with affiliates;
•	create liens;
•	merge or consolidate with other companies or transfer all or substantially all of its assets; and
•	transfer or sell assets.

As a result of these covenants, Pypo is limited in the manner in which it conducts its business and may be unable to engage in certain business activities or finance future operations or capital needs. The secured credit facility also includes certain financial covenants that, among other things, require Pypo to maintain minimum EBITDA and adjusted net income thresholds and margins, solvency ratios, leverage ratios and current ratios. A failure to maintain the financial covenants, or a breach of any of the other restrictive covenants, would result in a default under the secured credit facility.

Upon the occurrence of any default under the secured credit facility, the lender could elect to declare all borrowings outstanding, together with accrued and unpaid interest and fees, to be due and payable, or could require Pypo to apply all of its available cash to repay these borrowings. If Pypo cannot repay those amounts, the lender could proceed against the collateral granted to it to secure that indebtedness. Pypo has pledged a significant portion of its assets, including the shares Pypo Cayman holds in Pypo HK and certain equity interest Pypo HK holds in Pypo Beijing, as collateral under the secured credit facility. If the lender accelerates the repayment of borrowings, Pypo may not have sufficient assets to repay the loans under the secured credit facility and its other indebtedness, or borrow sufficient funds to refinance such indebtedness. Even if Pypo is able to obtain new financing, it may not be on commercially reasonable terms, or terms that are acceptable to it.

In addition, Pypo’s failure to comply with the covenants under the secured credit facility or an assessment that it is likely to fail to comply with such covenants could lead Pypo to seek an amendment to or a waiver of the covenants contained in the secured credit facility or such alternative financing. Based on the financial position and results of Pypo HK as of and for the year ended March 31, 2009, Pypo HK breached the financial covenants for maintaining the minimum EBITDA, adjusted net income thresholds and margins, solvency ratios, leverage ratios and current ratios. Although Pypo obtained an amendment and waiver of such breaches from FMO, Pypo HK may not be able to maintain the leverage ratios, current ratios and net margins by March 31, 2010. Pypo cannot assure you that it will be able to comply with the covenants contained in the secured credit facility in the future, and if it breaches the covenants, it cannot assure you that it would be able to obtain any amendments to or waivers of the covenants contained in the secured credit facility or obtain alternative financing on favorable terms. In addition, any amendment to or waiver of the covenants may involve upfront fees, higher annual interest costs and other terms less favorable to Pypo than those currently offered by the secured credit facility.

Pypo’s ability to meet demand for the merchandise it distributes depends on its ability to maintain an optimal level of inventory.

Pypo believes that maintaining an optimal level of inventory is critical to its business. Pypo generally maintains an approximately thirty to forty-five day supply of inventory. These inventory levels may not be adequate to meet customer demands, and Pypo may not be able to adopt new inventory policies in time to adjust to such demands. If Pypo over-stocks inventory, the working capital required to maintain Pypo’s operations will increase and Pypo may incur additional financing costs. If Pypo under-stocks inventory, Pypo may not be able to generate sales that Pypo would have otherwise generated if the product had been available.

Pypo depends on technology and computer systems for the timely and successful management of its supply chain and sales, development of its distribution network and support of its retail division.

The supply chain management, distribution network, sales management and retail functions on which Pypo’s business depends are technology intensive. Pypo relies significantly on its ability to acquire, develop and adopt new technologies to support Pypo’s operations and differentiate its products and services from those of its competitors. In addition, new technologies affect the demand for Pypo’s products, the time and manner in which Pypo delivers these products to customers and Pypo’s ability to maintain and streamline its sales function and support its retail division.

For example, Pypo depends on a large number of software applications and computers to develop its distribution network, manage sales relationships and track and manage inventory. Any error, defect or failure in its software, hardware or backup facilities could delay product delivery and result in key inventory and sales information being unavailable in a timely manner, all of which may harm Pypo’s business.

Pypo has several operating entities located in a number of cities throughout China, which rely on the availability of space and facilities for lease in order to conduct business.

Pypo has more than 70 operating entities devoted to its product distribution and retail business. These operating entities are located throughout China, and most of them lease the facilities in which they operate. The terms of the existing leases for these operating entities generally range from 3 to 5 years and expire in 2011 to 2013. As these leases expire, Pypo will need to negotiate the terms and conditions of renewal, and may be unable to renew leases on terms and conditions favorable to Pypo, if at all. As a result, Pypo may have to pay increased rent or relocate, which may result in additional costs and disrupt Pypo’s business.

Pypo also faces certain risks with respect to the properties it leases, including obtaining required documentation and consents and maintaining compliance with building codes:

•	As of August 31, 2009, Pypo had not received copies of title certificates for approximately 15.7% of the properties that it leases from third parties, which include approximately 35.5% of the properties that it leases for its retail operations in Henan province, or approximately 9.0% of the properties Pypo leases for its retail business as a whole. In fiscal 2009, the revenues derived from the retail operations in Henan province accounted for approximately 11.2% of Pypo’s revenues generated from its retail business, or approximately 3.2% of Pypo’s total revenues. In the PRC, lessees typically receive copies of title certificates from lessors as evidence of the applicable lessor’s or owner’s ownership of a leased property. Any challenges to the title documents of any leased properties, if successful, could impair the operations of Pypo’s business. As such, Pypo cannot assure you that title to properties it currently leases will remain unchallenged.
•	For leases for which the immediate lessors are not the ultimate owners of the leased properties, the lessor did not receive consent from the owners to sublease approximately 4.7% of Pypo’s total leased properties. A lessor’s failure to obtain title to a property or to receive any necessary approvals from the ultimate owner or the primary leaseholder could potentially invalidate a lease or result in the renegotiation of a lease on less favorable terms to Pypo.
•	Approximately 4.7% of Pypo’s leased properties were subject to mortgages at the time the leases were signed. The lessor did not receive consent from the mortgage holder on any of these properties. If such mortgage holder were to foreclose on the mortgage securing the property, Pypo’s lease may not be binding on any subsequent transferee of the property.
•	For certain properties Pypo leases for its retail business, lessors are required to register the lease agreements with relevant government authorities to effectuate the leases. The lessors did not complete the registrations of approximately 2.0% of Pypo’s leased properties, which constitute approximately 35.9% of the properties that Pypo leases for its retail operations in Yunnan province. In fiscal 2009, the revenues derived from the retail operation in Yunnan province accounted for approximately 7.2% of Pypo’s revenues generated from its retail business, or approximately 2.1% of Pypo’s total revenues.
•	The properties Pypo leases from third parties may not be in compliance with all building codes. Although Pypo is not aware of any material noncompliance with building codes, such as unauthorized building structures, on the properties it leases from third parties, Pypo cannot provide any assurance that its leased properties are or will be in compliance with all applicable building codes, and Pypo could incur expenses to remedy any noncompliance with building codes relating to its leased properties.

If Pypo’s existing leases are terminated for any reason prior to their expiration (including, among other things, the considerations set forth above), Pypo may need to find alternative premises. In such a case, Pypo may not be able to find suitable premises on commercially reasonable terms, if at all.

Pypo has limited business insurance coverage in China.

Insurance companies in China offer limited business insurance products. As a result, Pypo does not have any business liability, loss of data or disruption insurance coverage for its operations. Any business disruption, litigation or natural disaster might cause Pypo to incur substantial costs or divert Pypo’s resources. In addition, Pypo does not carry insurance with respect to certain risks, including product liability insurance. As a result, any product liability or other claims may materially adversely affect Pypo’s business, financial condition and results of operations. Furthermore, Pypo may need to stop selling products that result in product liability claims, which could negatively affect the range of mobile phone products that Pypo offers and the size of its customer base.

Pypo’s growth and prospects depend on market demand for the products it distributes, which is extremely difficult to predict.

Pypo’s business and operating results depend upon demand for the products it distributes. Pypo cannot ensure the success of any of its mobile handset models, and the sales of such products depend on their market acceptance and desirability, which depend on a number of factors, none of which Pypo can accurately predict. These factors include, but are not limited to, the following:

•	consumer tastes and preferences;
•	consumer reaction to competing products;
•	availability of alternative forms of wireless communication devices; and
•	general economic conditions and consumer confidence.

Pypo believes that its ability to market and distribute attractive and desirable mobile handset models and accessories to a wide range of customers remains crucial to its future success. Although Pypo has enjoyed success in its distribution of Samsung and other mobile phones, its future programs and product offerings may not achieve similar levels of success. If Pypo cannot consistently and accurately predict how the market receives current and future product offerings, its revenue from any or all of its distributed products and profitability may decrease.

The loss or reduction in orders from principal customers or a reduction in the pricing of the products that Pypo distributes may cause revenues to decline and impair cash flows.

Pypo’s principal customers operate in the mobile phone retail industry, which remains highly fragmented. Many of Pypo’s customers have experienced severe price competition and, for this and other reasons, may seek to obtain products or services from Pypo at lower prices than Pypo has been able to provide customers in the past.

The loss of any of Pypo’s principal customers, a reduction in the amount of products or services its customers order, or Pypo’s inability to maintain current terms, including price, with such customers could cause its revenues to decline and impair its cash flows. Although Pypo has entered into contracts with certain of its largest customers, there can be no assurance that any of its customers will continue to purchase products or services from Pypo or that their purchases will be at the same or greater levels than in prior periods.

The loss or reduction of vendor rebates payable to Pypo in connection with the products it distributes may cause revenues to decline and impair cash flows.

Certain of Pypo’s suppliers, through manufacturer and new product promotions and volume discounts, provide favorable purchasing terms to Pypo through volume-based or other rebates. Pypo’s supply contracts may specify these purchasing terms, or Pypo and the relevant manufacturer may negotiate such terms. These vendor rebates help reduce Pypo’s costs in distributing telecommunications products to customers and boost Pypo’s revenues. As of the date of this proxy statement/prospectus, Pypo’s suppliers have not reduced rebates or notified Pypo of any such reductions. However, if Pypo’s suppliers ceased providing or decreased the amount of such rebates, or if Pypo were unable to negotiate favorable rebate terms with manufacturers in future supply contracts, Pypo’s revenues could decline and its cash flows could be impaired.

MK Cayman may grant share options under a share incentive plan it may adopt following the consummation of the business combination, which may result in increased share-based compensation expenses and, therefore, reduce net income.

Following the consummation of the Business Combination, MK Cayman may adopt a share incentive plan under which it may grant shares or warrants to qualified employees in an amount up to 6% of the total outstanding shares of the combined company, which would likely vest over a period of three to four years. Under the Statement of Financial Accounting Standards No. 123R, “Share-Based Payment,” MK Cayman will be required to recognize share-based compensation as compensation expense in its statement of operations, based on the fair value of equity awards on the date of the grant, and recognize the compensation expense over the period in which the recipient is required to provide service in exchange for the equity award. The additional expenses associated with share-based compensation may reduce the attractiveness of issuing stock options under MK Cayman’s share incentive plan. If MK Cayman grants additional stock options to attract and retain key personnel, the expenses associated with share-based compensation may adversely affect MK Cayman’s net income. However, if MK Cayman does not grant stock options or reduces the number of stock options that it may grant, it may not be able to attract and retain key personnel. Furthermore, the issuance of such equity awards would dilute the shareholders’ ownership interests in MK Cayman.

The success of Pypo’s business depends on quality controls by third-party manufacturers.

Suppliers typically provide limited warranties to Pypo, which Pypo passes through to customers. As a distributor and retailer, Pypo does not directly monitor the quality control procedures of its suppliers. If a product that Pypo distributes has defects or performance problems, Pypo’s reputation and ability to distribute other products to customers could suffer.

In addition, Pypo may be exposed to product liability claims, as end users may choose to sue Pypo in addition to suing the product manufacturers when a claim arises. If Pypo is found liable for any such claims, Pypo may be required to pay monetary damages. Even if Pypo successfully defends such claims, it may still incur substantial expenses and expend significant time in defending against such claims.

The demand for the products that Pypo sells in China may not continue to grow, and Pypo’s revenues may decline.

Pypo’s business substantially depends on the demand for products it sells in China. In the past, Pypo has benefited from the rapid growth of the Chinese economy, which has fueled increased demand for consumer products, including the mobile phones Pypo sells. Such growth may not continue at the same rate or at all. As the Chinese mobile phone industry matures, Pypo’s suppliers will likely focus increasingly on differentiating their products from those of their competitors, including adding more sophisticated mobile handsets and upgrading existing models. The move towards third-generation, or 3G, wireless technology will also affect the product offerings that Pypo’s customers will request.

Pypo believes that its future success will depend, to a significant extent, upon its suppliers’ ability to enhance existing products and introduce new products in a rapidly developing market, including, but not limited to, the adoption of new networking and telecommunication technologies, such as 3G technology. However, there is no guarantee that Pypo’s suppliers will be able to successfully adapt to these market forces, and Pypo’s customers may turn to sellers that offer mobile handsets that Pypo cannot provide, reducing the demand for products that Pypo sells. As a result, Pypo’s business and results of operations could also suffer.

Pypo’s operating results are subject to seasonal fluctuations in purchasing patterns.

Pypo’s operating results remain subject to a number of seasonal factors in the markets in which it operates. These factors may cause its revenue and operating results to fluctuate on a quarterly basis. These fluctuations are a result of several factors, including, but not limited to:

•	promotions and subsidies by mobile phone suppliers;
•	the timing of local holidays and other events affecting consumer demand;
•	the timing of the introduction of new products by Pypo’s suppliers and competitors;
•	purchasing patterns of customers in different markets; and
•	product availability and pricing.

Consumer electronics and retail sales in many geographic markets tend to be seasonal, resulting in uneven sales volumes for Pypo. Pypo’s operating results may continue to fluctuate significantly from quarter to quarter in the future. If unanticipated events occur, including delays in securing adequate inventories of competitive products at times of peak sales or the existence of surplus inventory upon the occurrence of a significant drop in demand during these periods, Pypo’s operating results could be harmed. In addition, due to seasonal factors, interim results may not be indicative of annual results.

Pypo may continue to be negatively affected by the economic crisis in the United States and key international markets.

Since the fourth quarter of 2008, the downturn in the financial markets and in economic conditions has negatively impacted Pypo’s revenues, financial condition, results of operations and liquidity. As widely reported, the global capital and credit markets, including those in China and throughout Asia, have been experiencing volatility and disruption, which has led to a recent downturn in global economic conditions.

Pypo has been adversely affected by the deterioration in the global economy, which has negatively impacted the retail sector and the market for the distribution of wireless telecommunications products in the PRC.

Pypo cannot predict the timing or duration of any economic slowdown or the timing or strength of a subsequent economic recovery. Further deterioration in the financial markets and in economic conditions generally could adversely affect Pypo’s business and financial results. A continued slowdown in China’s economy could negatively impact consumer spending patterns. Recessionary economic cycles, inflation, deflation, increases in commodity prices, higher levels of unemployment, higher consumer debt levels and other economic factors that may affect consumer spending or buying habits in the PRC could adversely affect the demand for products Pypo sells in its stores or distributes to its retail customers and regional distributors. Pypo’s retail stores and its retail customers could experience reduced traffic or limitations on the prices they can charge for Pypo’s products, either of which could reduce sales and profit margins.

In recent months, the markets have exerted downward pressure on availability of liquidity and credit for companies. While these conditions have not materially impaired Pypo’s ability to access credit markets or finance its operations, Pypo needs liquidity to pay operating expenses, make payments on indebtedness and pay capital expenditures. Without sufficient liquidity, Pypo may have to curtail its operations or refrain from pursuing new business opportunities.

The current sources of Pypo’s liquidity are funds generated from operating activities, available cash and cash equivalents, and borrowings under credit agreements and other debt financings. If Pypo’s current resources do not satisfy its liquidity requirements, it may need to seek additional financing. The availability of additional financing will depend on a variety of factors, such as economic and market conditions, the availability of credit and Pypo’s credit ratings, as well as the possibility that lenders could develop a negative perception of Pypo’s prospects or the telecommunications industry in general. Pypo may not be able to successfully obtain any necessary additional financing on favorable terms, or at all.

In addition, the tightening of credit in financial markets may adversely affect the ability of Pypo’s customers and suppliers to obtain financing for significant purchases and operations and could result in a decrease in or cancellation of orders for products and services. Furthermore, these economic conditions make it difficult for Pypo and its customers and suppliers to accurately forecast and plan future business activities, and could cause Pypo’s customers to slow spending on the products Pypo distributes and sells, which would delay and lengthen sales cycles. If the mobile phone distribution and retail markets in China continue to deteriorate due to these global economic conditions, Pypo’s business, financial condition and results of operations will likely be materially and adversely affected.

An impairment in the carrying value of Pypo’s goodwill or other intangible assets could adversely affect Pypo’s financial condition and results of operations.

Pypo has made several recent acquisitions, and is required to annually test goodwill and other intangible assets including the goodwill and other intangible assets associated with acquisitions, to determine if impairment has occurred. Additionally, interim reviews must be performed whenever events or changes in circumstances indicate that impairment may have occurred. If the testing performed indicates that impairment has occurred, Pypo is required to record a non-cash impairment charge in the period the determination is made. The testing of goodwill and other intangible assets for impairment requires Pypo to make significant estimates about its future performance and cash flows, as well as other assumptions. These estimates can be affected by numerous factors, including changes in economic, industry or market conditions, changes in business operations or changes in competition. Adverse changes in the aforementioned factors, or changes in actual performance compared with estimates of Pypo’s future performance, could negatively affect the fair value of goodwill or other intangible assets, which may result in impairment charges. Should the value of goodwill or other intangible assets become impaired, there could be an adverse effect on Pypo’s financial condition and results of operation.

Pypo has a relatively short operating history and is subject to the risks of a new enterprise, any one of which could limit Pypo’s growth, services or market development.

Pypo’s short operating history makes it difficult to predict how its businesses will develop. Accordingly, it faces risks and uncertainties encountered by early-stage companies, such as:

•	uncertain growth in the market and uncertain demand for its products and services;
•	the evolving nature of the wireless telecommunication industry; and
•	competition, technological change and evolving customer preferences that could harm Pypo’s sales.

If Pypo is not able to meet the challenges of building and managing its business, Pypo will likely face reduced growth, lower margins, additional operational costs and lower income.

Pypo’s success depends substantially on certain key employees, and its business may be severely disrupted if Pypo loses the services of such employees.

Pypo’s future success depends heavily upon the continued services of its management and other key personnel. In particular, it relies on the expertise and experience of Mr. Kuo Zhang, chairman of MK Cayman’s board of directors, and Mr. Dongping Fei, MK Cayman’s chief executive officer. If one or more of its management or key personnel were unable or unwilling to continue in their present positions, Pypo might not be able to replace them easily or at all. As a result, Pypo’s business could be severely disrupted, its financial condition and results of operations could be materially adversely affected, and it would incur additional expenses to recruit, train and retain personnel to replace its former key employees. If any of Pypo’s management or key personnel joins a competitor or forms a competing company, Pypo may lose customers, suppliers, know-how and key professionals and staff members.

The principal shareholder of Beijing Funtalk may have potential conflicts of interest with Pypo, which may adversely affect Pypo’s business.

Mr. Dongping Fei, MK Cayman’s chief executive officer and president, is also the principal shareholder of Beijing Funtalk, a variable interest entity that Pypo effectively controls through a series of contractual arrangements. See “Certain Relationships and Related Party Transactions — Pypo Related Party Transactions” for a description of such contractual arrangements. As a result, conflicts of interest between his duties to Pypo and Beijing Funtalk may arise. Pypo cannot assure you that should this occur, Mr. Fei would act in the best interests of Pypo or that any conflict of interest would be resolved in Pypo’s favor. In addition, Mr. Fei may breach or cause Beijing Funtalk to breach or refuse to renew its existing contractual arrangements that allow Pypo to exercise effective control over Beijing Funtalk and to receive economic benefits from Beijing Funtalk.

Other than relying on the fiduciary duties owed by Mr. Fei to Pypo and the contractual arrangements with Mr. Fei and Beijing Funtalk, Pypo currently does not have any policies in place to address a potential conflict of interest. If a dispute were to arise, Pypo would have to rely on legal remedies under PRC law. These remedies may not be effective, particularly in light of uncertainties in the PRC legal system. If Pypo cannot resolve any conflicts of interest or disputes between Pypo and Mr. Fei in his role as a shareholder of Beijing Funtalk, Pypo would have to rely on legal proceedings, the outcome of which may be uncertain and could disrupt Pypo’s business. For a discussion of how the interests of the Pypo executive officers and directors in the business combination are different from those of other shareholders, please see “Summary — Interests of Pypo Officers and Directors in the Business Combination.”

If the value of Pypo’s brand or image diminishes, it could have materially and adversely affect Pypo’s business and results of operations.

Pypo believes the “Pypo” brand is associated with a leading wireless communications device and accessory retail and distribution company with consistent high-quality services. Pypo’s brand is integral to its marketing and distribution efforts. Pypo’s continued success in maintaining and enhancing Pypo’s brand and image depends to a large extent on Pypo’s ability to satisfy customer needs by further developing and maintaining the quality of products and services across Pypo’s operations, as well as Pypo’s ability to respond to competitive pressures. If Pypo cannot satisfy customer needs or if its public image or reputation were otherwise diminished, Pypo’s business transactions with its customers may decline, which could in turn adversely affect Pypo’s results of operations.

In addition, any unauthorized use of Pypo’s brand, trademarks and other intellectual property rights could harm its competitive advantages and business. Historically, China has not protected intellectual property rights to the same extent as the United States or the Cayman Islands, and infringement of intellectual property rights continues to pose a serious risk of doing business in China. Monitoring and preventing unauthorized use is difficult. The measures Pypo takes to protect its intellectual property rights may not be adequate. Furthermore, the application of laws governing intellectual property rights in China and abroad is uncertain and evolving, and could involve substantial risks to Pypo. If Pypo cannot adequately protect its brand, trademarks and other intellectual property rights, Pypo may lose these rights and its business may suffer materially.

Pypo has imposed contractual obligations on employees and consultants and has taken other precautionary measures to maintain the confidentiality of its proprietary information and restricted the use of the proprietary information other than for the company’s benefit. If Pypo’s employees and consultants do not honor their contractual obligations and misappropriate its database and other proprietary information, Pypo’s business would suffer as a result.

As the right to use Internet domain names is not rigorously regulated in China, if other companies incorporated in their domain names elements similar in writing or pronunciation to the “Pypo” trademark or its Chinese equivalent, it may result in confusion between those companies and Pypo and may lead to the dilution of Pypo’s brand value, which could adversely affect Pypo’s business.

As a foreign private issuer, MK Cayman will be exempt from certain SEC requirements that provide shareholders with protections and information that must be made available to shareholders of U.S. public companies.

MK Cayman is a foreign private issuer, which has reduced reporting requirements under the Exchange Act as compared to United States public companies, resulting in fewer costs associated with financial and reporting compliance. For example, as a foreign private issuer MK Cayman is exempt from certain provisions applicable to U.S. public companies, including:

•	the rules requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;
•	the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations with respect to a security registered under the Exchange Act;
•	provisions of Regulation FD aimed at preventing issuers from making selective disclosures of material non-public information; and
•	the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and establishing insider liability for profits realized from any “short swing” trading transactions, or a purchase and sale, or a sale and purchase, of the issuer’s equity securities within less than six months.

As a foreign private issuer, MK Cayman will file an annual report on Form 20-F within six months of the close of each fiscal year (within four months of the close of each fiscal year starting with the fiscal year ending March 31, 2012) and reports on Form 6-K relating to certain material events promptly after MK Cayman publicly announces these events. However, because of the above exemptions for foreign private issuers, MK Cayman’s shareholders will not be afforded the same protections or information generally available to investors holding shares in public companies organized in the United States, such as Middle Kingdom.

Risks Relating to Doing Business in the People’s Republic of China

Adverse changes in economic and political policies of the PRC government could have a material adverse effect on the overall economic growth of China, which could adversely affect Pypo’s business.

Pypo conducts substantially all of its business operations in China. Accordingly, Pypo’s business, results of operations, financial condition and prospects are subject to a significant degree to economic, political and legal conditions in China. China’s economy differs from the economies of developed countries in many respects, including with respect to government regulation and control of foreign exchange, the level of development, growth rate and the allocation of resources.

While the PRC economy has experienced significant growth in the past 20 years, growth has been uneven across different regions and economic sectors. The PRC government has implemented certain measures to encourage economic development and guide the allocation of resources. While some of these measures benefit the PRC economy generally, they may also negatively affect Pypo. For example, Pypo’s business, financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations applicable to Pypo.

The PRC economy has been transitioning from a planned economy to a more market-oriented economy. Although the PRC government has implemented measures since the late 1970s emphasizing market-oriented reforms, the reduction of state ownership of productive assets and improved corporate governance, the PRC government still owns a substantial portion of productive assets in China and continues to play a significant role in regulating industrial development. In addition, the PRC government exercises significant control over China’s economic growth by controlling the allocation of resources and payment of foreign currency-denominated obligations, setting monetary policy and giving preferential treatment to particular industries or companies.

In late 2003, the PRC government implemented a number of measures, such as raising bank reserves against deposit rates and placing additional limitations on the ability of commercial banks to make loans and raise interest rates, in an attempt to slow down specific segments of China’s economy that the government believed to be overheating. In 2008, however, in response to the world economic crisis, the PRC government cut interest rates and announced a stimulus plan in an attempt to help sustain growth. These actions, as well as future actions and policies of the PRC government, could materially affect Pypo’s liquidity and access to capital, as well as its ability to operate its business.

Any health epidemics and other outbreaks, or war, acts of terrorism or other man-made or natural disasters could severely disrupt Pypo’s business operations.

Pypo’s business could be materially and adversely affected by the outbreak of avian influenza, severe acute respiratory syndrome, or SARS, or another epidemic. In 2006 and 2007, occurrences of avian influenza were reported in various parts of China, including a few confirmed human cases and deaths. In April 2009, an outbreak of a new strain of influenza identified as the Influenza A (H1N1) virus occurred in Mexico resulting in a number of deaths. As the virus continues to spread worldwide including China, the World Health Organization on June 11, 2009 declared the H1N1 virus outbreak a global pandemic. The spread of H1N1 or any prolonged recurrence of avian influenza, SARS or other adverse public health developments in China could require the temporary closure of Pypo’s offices or prevent its staff from traveling to customers’ offices to sell products or provide on-site services. Such closures could severely disrupt Pypo’s business operations and adversely affect its results of operations.

Pypo’s operations are also vulnerable to interruption and damage from natural and other types of disasters, including snowstorms, earthquakes, fire, floods, environmental accidents, power loss, communications failures and similar events. In January and February 2008, large portions of Southern and Central China were hit with a series of snowstorms, which caused extensive damage and transportation disruption. On May 12, 2008, a severe earthquake measuring approximately 8.0 on the Richter scale occurred in Sichuan province of China, resulting in numerous casualties and severe property damage. If any disaster were to occur in the future, Pypo’s ability to operate its business could be seriously impaired.

Pypo may be subject to product liability claims for products it directly sells to end users.

Under current PRC laws, both manufacturers and retailers may be liable for damages caused by defective products in China. PRC law does not require retailers in China to maintain, and Pypo does not maintain, product liability insurance. As a result, Pypo may expend significant time, money and resources to defend or settle any product liability claims. Moreover, under Pypo’s current arrangements with manufacturers, manufacturers are not obligated to indemnify Pypo against claims associated with products made by such manufacturers that Pypo sells directly to end-users. Therefore, if Pypo were found liable, it would be responsible for damages arising from such product liability claims. In addition, Pypo’s reputation may be adversely affected and Pypo may consequently lose market share even if it can successfully defend against or settle such claims.

As a holding company, MK Cayman and Pypo Cayman principally rely on dividends and other distributions on equity paid by their operating companies to fund any cash and financing requirements it may have, and any limitation on the ability of its operating companies to make payments to MK Cayman or Pypo Cayman could have a material adverse effect on its ability to conduct Pypo’s business.

MK Cayman and Pypo Cayman are holding companies and rely principally on dividends and other distributions from their operating companies in China and on service, license and other fees paid to its operating companies for its cash requirements, including the funds necessary to service any debt MK Cayman or Pypo Cayman may incur. Current PRC regulations permit MK Cayman or Pypo Cayman’s operating companies to pay dividends to MK Cayman or Pypo Cayman only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, MK Cayman and Pypo Cayman’s operating companies in China are required to set aside at least 10% of their after-tax profits each year, if any, to contribute to a statutory reserve fund until such cumulative reserve fund reaches 50% of the applicable company’s registered capital. These reserves are not distributable as cash dividends.

Furthermore, Pypo HK entered into a EUR 15 million credit agreement that contains covenants restricting the ability of Pypo HK from paying dividends to MK Cayman or Pypo Cayman. If MK Cayman and Pypo Cayman’s other operating companies incur debt, the instruments governing such debt may also restrict their ability to pay dividends or make other payments to Pypo Cayman or MK Cayman. In addition, the PRC tax authorities may require MK Cayman or Pypo Cayman to adjust its taxable income under the contractual arrangements currently in place in a manner that would materially and adversely affect the ability of MK Cayman and Pypo Cayman’s operating companies to pay dividends and other distributions to them. Pypo believes that its existing cash will be sufficient to satisfy MK Cayman and Pypo Cayman’s anticipated cash requirements without receiving any dividends from MK Cayman or Pypo Cayman’s operating companies. However, any increased limitations on the ability of their respective operating companies to make payments to MK Cayman or Pypo Cayman could have a material adverse effect on their ability to conduct their respective businesses.

Uncertainties with respect to the PRC legal system could adversely affect Pypo.

Pypo conducts its business primarily through operations in China. Pypo’s operations in China are governed by PRC laws and regulations. Pypo’s operating companies are generally subject to laws and regulations applicable to foreign investments in China and, in particular, laws and regulations applicable to wholly foreign-owned enterprises. The PRC legal system is principally based on statutes. Prior court decisions may be cited for reference but typically have limited precedential value.

Since 1979, PRC legislation and regulations have significantly enhanced the protections afforded to foreign investments in China. However, China has not developed a fully integrated legal system, and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. In particular, because these laws and regulations are relatively new, and because of the limited volume of published decisions (and the nonbinding nature of such decisions), the interpretation and enforcement of these laws and regulations raise uncertainties. In addition, the PRC legal system is based in part on government policies and internal rules (some of which are not published on a timely basis or at all) that may have retroactive effect. As a result, Pypo may not be aware of its violation of these policies and rules until after a violation occurs. In addition, any litigation in China may be protracted and result in substantial costs and diversion of resources and management attention.

Contract drafting, interpretation and enforcement in China involves significant uncertainty.

Pypo has entered into numerous contracts governed by PRC law, many of which are material to Pypo’s business. Compared to contracts in the United States, contracts governed by PRC law tend to contain less detail and are not as comprehensive in defining contracting parties’ rights and obligations. As a result, contracts in China are more vulnerable to disputes and legal challenges. In addition, contract interpretation and enforcement in China are not as developed as in the United States, and the result of any contract dispute is subject to significant uncertainties. Therefore, Pypo may be subject to disputes under its material contracts, and if such disputes arise, Pypo cannot assure you that it will prevail. Due to the materiality of certain contracts to Pypo’s business, such as Pypo’s agreement with Samsung, any dispute involving such contracts, even without merit, may materially and adversely affect Pypo’s reputation and business operations.

It may be difficult to acquire jurisdiction and enforce liabilities against MK Cayman’s officers, directors and assets based in the PRC.

Because most of MK Cayman’s officers and directors will reside outside of the United States, it may be difficult, if not impossible, to acquire jurisdiction over these persons in the event a lawsuit is initiated against MK Cayman and/or its officers and directors by a shareholder or group of shareholders in the United States. Also, because MK Cayman’s executive officers will likely be residing in the PRC at the time such a suit is initiated, achieving service of process against such persons would be difficult. Furthermore, because the majority of MK Cayman’s assets will be located in the PRC, it may also be difficult to access those assets to satisfy an award entered against MK Cayman in a United States court. The PRC does not have treaties with the United States providing for the reciprocal recognition and enforcement of judgments of courts.

Pypo may have difficulty establishing adequate management, legal and financial controls in the PRC.

Most PRC companies historically have been less focused on establishing Western style management and financial reporting concepts and practices, as well as modern banking, computer and other internal control systems, than companies in the U.S. and certain other Western countries. Pypo may have difficulty hiring and retaining a sufficient number of qualified internal control employees to work in the PRC. As a result of these factors, Pypo may experience difficulty in establishing management, legal and financial controls, collecting financial data, preparing financial statements, books of account and corporate records, and instituting business practices that meet Western standards.

Governmental control of foreign exchange markets in the PRC may affect the value of your investment.

The PRC government imposes controls on the convertibility of the RMB into foreign currencies and, in certain cases, the remittance of currency out of China. Pypo receives substantially all of its revenues in RMB. Pypo’s income is primarily derived from dividend payments from its PRC operating companies. Shortages in the availability of foreign currency may restrict the ability of Pypo’s PRC operating companies to remit sufficient foreign currency to pay dividends or make other payments, or otherwise satisfy their foreign currency denominated obligations.

Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade-related transactions, can be made in foreign currencies without prior approval from the PRC State Administration of Foreign Exchange, or SAFE, by complying with certain procedural requirements. However, approval from appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses, such as the repayment of loans denominated in foreign currencies. The PRC government may also at its discretion restrict future access to foreign currencies for current account transactions. If the Chinese foreign exchange control system prevents Pypo from obtaining sufficient foreign currency to satisfy its currency demands, Pypo may not be able to pay dividends in foreign currencies to shareholders.

Fluctuation in the value of the RMB may have a material adverse effect on the value of your investment.

The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar. Under the new policy, the RMB has been permitted to fluctuate within a narrow and managed band against a basket of foreign currencies. This change in policy has resulted in an approximately 18.8% appreciation of the RMB against the U.S. dollar between July 21, 2005 and September 30, 2009. While the international reaction to the RMB revaluation has generally been positive, there remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the RMB against the U.S. dollar.

Substantially all of Pypo’s revenues and costs are denominated in the RMB, and a significant portion of Pypo’s financial assets is also denominated in the RMB. Further, Pypo relies principally on dividends and other distributions paid by Pypo’s operating companies and affiliated entities in China. Any significant revaluation of the RMB could materially and adversely affect Pypo’s cash flows, revenues, earnings and financial position, and the value of, and any dividends payable with respect to, its shares in U.S. dollars. Any fluctuations of the exchange rate between the RMB and the U.S. dollar could also result in foreign currency translation losses for financial reporting purposes.

Pypo Cayman or MK Cayman may be treated as a resident enterprise for PRC tax purposes under the currently effective EIT Law, which may subject Pypo Cayman or MK Cayman to PRC income tax on their taxable global income.

On March 16, 2007, the Fifth Session of the Tenth National People’s Congress passed the Enterprise Income Tax Law of the People’s Republic of China, or the EIT Law, which became effective on January 1, 2008. Under the EIT Law, enterprises are classified as “resident enterprises” and “non-resident enterprises.” Pursuant to the EIT Law and its implementing rules, enterprises established outside China whose “de facto management bodies” are located in China are considered “resident enterprises” and subject to the uniform 25% enterprise income tax rate on global income. According to the implementing rules of the EIT Law, “de facto management body” refers to a managing body that in practice exercises overall management control over the production and business, personnel, accounting and assets of an enterprise.

The EIT Law and the interpretation of many of its provisions, including the definition of “resident enterprise,” are unclear. It is also uncertain how the PRC tax authorities would interpret and implement the EIT Law and its implementing rules. Generally, the PRC tax authorities may determine the resident enterprise status of entities organized under the laws of foreign jurisdictions, including Pypo Cayman and MK Cayman, on a case-by-case basis. Pypo Cayman and MK Cayman are Cayman Islands holding companies, and Pypo Cayman has a subsidiary in Hong Kong, Pypo HK, which in turn owns a 100% equity interest in Pypo Beijing. Pypo Cayman’s and MK Cayman’s management are substantially based in China and most of their management members are expected to be based in China in the future, while some of Pypo Cayman’s and MK Cayman’s directors and senior managers are not PRC nationals. It remains uncertain whether the PRC tax authorities would determine that Pypo Cayman or MK Cayman is a “resident enterprise” or a “non-resident enterprise.”

Given the short history of the EIT law and lack of applicable legal precedent, it remains unclear how the PRC tax authorities will determine the PRC tax resident treatment of a foreign company such as Pypo Cayman or MK Cayman. If the PRC tax authorities determine that Pypo Cayman or MK Cayman is a “resident enterprise” for PRC enterprise income tax purposes, a number of tax consequences could follow. First, Pypo Cayman or MK Cayman could be subject to the enterprise income tax at a rate of 25% on its global taxable income. Second, the EIT Law provides that dividend income between “qualified resident enterprises” is exempt from income tax. It is unclear whether the dividends Pypo Cayman or MK Cayman receives from Pypo Beijing constitute dividend income between “qualified resident enterprises” and would therefore qualify for tax exemption. If Pypo Cayman or MK Cayman is required to pay income tax on any dividends it receives from Pypo Beijing, the amount of dividends Pypo Cayman or MK Cayman could pay to its shareholders would be materially reduced.

As of the date of this proxy statement/prospectus, the PRC tax authorities have not been able to provide Pypo Cayman or MK Cayman with a definitive determination as to the “resident enterprise” or “non-resident enterprise” status of MK Cayman, Pypo Cayman or Pypo HK. However, since it is not anticipated that any of

MK Cayman, Pypo Cayman and Pypo HK would receive dividends from Pypo Beijing or generate other income in the near future, such companies are not expected to have any income that would be subject to the 25% enterprise income tax on global income in the near future. Pypo Cayman or MK Cayman will again consult with the PRC tax authorities and make any necessary tax payment if MK Cayman, Pypo Cayman or Pypo HK (based on future clarifying guidance issued by the PRC), or the PRC tax authorities, determine that MK Cayman, Pypo Cayman or Pypo HK is a resident enterprise under the EIT Law, and if any of such companies were to have income in the future.

Although the EIT Law provides that resident enterprises, such as Pypo Beijing, should be subject to the 25% enterprise income tax on global income from the period beginning January 1, 2008, Pypo Beijing was allowed by the PRC tax rules and the local tax authority to benefit from its existing preferential tax treatment as a “High Technology Enterprise”, which reduced the rate during the period from 2006 until the expiration of such treatment at the end of calendar 2008. Pypo Beijing will pay the full 25% enterprise income tax on global income for the period beginning January 1, 2009.

Dividends Pypo Cayman or MK Cayman receives from subsidiaries located in the PRC may be subject to PRC withholding tax.

If Pypo Cayman or MK Cayman is not treated as a resident enterprise under the EIT Law, then dividends that Pypo Cayman or MK Cayman receives from Pypo Beijing may be subject to PRC withholding tax. The EIT Law and the implementing rules of the EIT Law provide that (A) an income tax rate of 25% will normally be applicable to investors that are “non-resident enterprises,” or non-resident investors, which (i) have establishments or premises of business inside China, and (ii) the income in connection with their establishment or premises of business is sourced from China or the income is earned outside China but has actual connection with their establishments or places of business inside China, and (B) an income tax rate of 10% will normally be applicable to dividends payable to investors that are “non-resident enterprises,” or non-resident investors, which (i) do not have an establishment or place of business in the PRC or (ii) have an establishment or place of business in the PRC, but the relevant income is not effectively connected with the establishment or place of business, to the extent such dividends are derived from sources within the PRC.

As described above, the PRC tax authorities may determine the resident enterprise status of entities organized under the laws of foreign jurisdictions, including Pypo Cayman and MK Cayman, on a case-by-case basis. Each of Pypo Cayman and MK Cayman is a Cayman Islands holding company and substantially all of its income may be derived from dividends it receives from Pypo Beijing. Thus, if Pypo Cayman or MK Cayman is considered as a “non-resident enterprise” under the EIT Law and the dividends paid to Pypo Cayman or MK Cayman by subsidiaries in China are considered income sourced within China, such dividends received by Pypo Cayman or MK Cayman may be subject to the income tax described in the foregoing paragraph.

The State Council of the PRC or a tax treaty between China and the jurisdictions in which the non-PRC investors reside may reduce such income tax. Pursuant to the Double Tax Avoidance Arrangement between Hong Kong and Mainland China, if the Hong Kong resident enterprise owns more than 25% of the equity interest in a company in China, the 10% withholding tax on the dividends the Hong Kong resident enterprise received from such company in China is reduced to 5%. Each of Pypo Cayman and MK Cayman is a Cayman Islands holding company, and Pypo Cayman has a subsidiary in Hong Kong, Pypo HK, which in turn owns a 100% equity interest in Pypo Beijing. If Pypo HK is considered as a Hong Kong resident enterprise under the Double Tax Avoidance Arrangement and is considered as a “non-resident enterprise” under the EIT Law, the dividends paid to Pypo HK by Pypo Beijing may be subject to the reduced income tax rate of 5% under the Double Tax Avoidance Arrangement. However, based on the Notice on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties, issued on February 20, 2009 by the State Administration of Taxation, if the relevant PRC tax authorities determine, in their discretion, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such PRC tax authorities may adjust the preferential tax treatment.

As of the date of this proxy statement/prospectus, the PRC tax authorities have not been able to provide Pypo Cayman or MK Cayman with a definitive determination as to the “resident enterprise” or “non-resident enterprise” status of MK Cayman, Pypo Cayman or Pypo HK. As indicated above, however, Pypo Beijing does not expect to pay any dividends in the near future. Pypo Cayman or MK Cayman will again consult with the PRC tax authorities and make any necessary tax withholding if, in the future, Pypo Beijing were to pay any dividends and Pypo Beijing, MK Cayman, Pypo Cayman or Pypo HK (based on future clarifying guidance issued by the PRC), or the PRC tax authorities, determine that MK Cayman, Pypo Cayman or Pypo HK is a non-resident enterprise under the EIT Law.

Dividends that shareholders receive from Pypo Cayman or MK Cayman, and any gain on the sale or transfer of Pypo Cayman or MK Cayman’s shares, may become subject to taxes under PRC tax laws.

If dividends payable to (or gains recognized by) shareholders by Pypo Cayman or MK Cayman are treated as income derived from sources within the PRC, then the dividends that shareholders receive from Pypo Cayman or MK Cayman, and any gain on the sale or transfer of Pypo Cayman or MK Cayman’s shares, may become subject to taxes under PRC tax laws.

Under the EIT Law and the implementing rules of the EIT Law, PRC income tax at the rate of 10% is applicable to dividends payable to investors that are “non-resident enterprises,” or non-resident investors, which (i) do not have an establishment or place of business in the PRC or (ii) have an establishment or place of business in the PRC but the relevant income is not effectively connected with the establishment or place of business, to the extent that such dividends have their sources within the PRC. Similarly, any gain realized on the transfer of shares by such investors is also subject to 10% PRC income tax if such gain is regarded as income derived from sources within the PRC.

The dividends paid by Pypo Cayman or MK Cayman to non-resident investors with respect to their respective shares, or gain non-resident investors may realize from the transfer of shares of Pypo Cayman or MK Cayman, may be treated as PRC-sourced income and, as a result, may be subject to PRC tax at a rate of 10%. In such event, Pypo Cayman or MK Cayman also may be required to withhold a 10% PRC tax on any dividends paid to non-resident investors. In addition, non-resident investors in Pypo Cayman or MK Cayman may be responsible for paying PRC tax at a rate of 10% on any gain realized from the transfer of shares of Pypo Cayman or MK Cayman from and after the consummation of the business combination if such non-resident investors and the gain satisfies the requirements under the EIT Law and its implementing rules. However, under the EIT Law and its implementing rules, neither MK Cayman nor Pypo Cayman would have an obligation to withhold income tax in respect of the gains that non-resident investors (including U.S. investors) may realize from the transfer of their shares from and after the consummation of the Business Combination. If Pypo Cayman or MK Cayman is required under the EIT Law to withhold PRC income tax on dividends payable to its non-resident investors that are “non-resident enterprises,” or if such non-resident investors are required to pay PRC income tax on the transfer of Pypo Cayman’s or MK Cayman’s shares, any investment in Pypo Cayman or MK Cayman or the combined company following the Business Combination may be materially adversely affected.

If any such PRC taxes apply, you may be entitled to a reduced rate of PRC taxes under an applicable income tax treaty or a foreign tax credit against your domestic income tax liability (subject to applicable conditions and limitations). You should consult with your tax advisors regarding the applicability of any such taxes, the effects of any applicable income tax treaties, and any available foreign tax credits. In the case of a U.S. Holder, as defined in the section entitled “Taxation — Material United States Federal Income Tax Considerations — General,” if PRC taxes apply to dividends paid on the ordinary shares of MK Cayman, or to gain from the disposition of the ordinary shares or warrants, such taxes may be treated as foreign taxes eligible for credit against such holder’s U.S. federal income tax liability (subject to applicable conditions and limitations), and the U.S. Holder should be entitled to certain benefits under the income tax treaty between the United States and the PRC, if such holder is considered a resident of the United States for the purposes of the treaty. These benefits include the treatment of any such income as arising in the PRC for purposes of determining entitlement to the benefits of a foreign tax credit (the amount of which depends, in part, on the level of foreign source income), which foreign tax credit may be applied against such holder’s U.S. federal income tax liability. See “Taxation — Material United States Federal Income Tax Considerations — Taxation of Distributions Paid on Ordinary Shares,” and “— Taxation on the Disposition of Ordinary Shares and Warrants.” U.S. Holders should consult their tax advisors regarding the creditability of any PRC taxes and such U.S. Holder’s eligibility for the benefits of the income tax treaty between the United States and the PRC.

If Pypo Cayman or MK Cayman were to pay any dividends in the future, Pypo Cayman or MK Cayman would again consult with the PRC tax authorities and if Pypo Cayman or MK Cayman (based on future clarifying guidance issued by the PRC), or the PRC tax authorities, determine that Pypo Cayman or MK Cayman must withhold PRC tax on any dividends payable by such companies under the EIT Law, Pypo Cayman or MK Cayman will make any necessary tax withholding on dividends payable to its non-resident investors. If non-resident investors as described under the EIT Law (including U.S. investors) realized any gain from the sale or transfer of shares of Pypo Cayman or MK Cayman and if such gain were considered as PRC-sourced income, such non-resident investors would be responsible for paying 10% PRC income tax on the sale or transfer of shares of Pypo Cayman or MK Cayman. As indicated above, under the EIT Law and its implementing rules, neither MK Cayman nor Pypo Cayman would have an obligation to withhold PRC income tax in respect of the gains that non-resident investors (including U.S. investors) may realize from the transfer of their shares from and after the consummation of the Business Combination.

Although the applicability of PRC taxes on the gain from the sale or transfer of Pypo Cayman or MK Cayman shares remains uncertain, non-resident investors who fail to pay any PRC taxes due on any gain from the sale or transfer of Pypo Cayman or MK Cayman shares may be subject to fines and other penalties.

It remains unclear whether the gain to shareholders from the sale or transfer of Pypo Cayman or MK Cayman shares will be subject to PRC taxes, in part because it is unclear whether such gain will be regarded as income from sources within the PRC. However, according to the EIT Law and its implementing rules, the PRC Tax Administration Law, or the Tax Administration Law, and its implementing rules, the Provisional Measures for the Administration of Withholding of Enterprise Income Tax for Non-resident Enterprises, or the Administration Measures, and other applicable PRC laws or regulations, or collectively, the Tax Related Laws, where any gain derived by non-resident investors from the transfer of shares in Pypo Cayman or MK Cayman is subject to any income tax in China, and such non-resident investors fail to file any tax return or pay tax in this regard pursuant to the Tax Related Laws, they may be subject to certain fines, penalties or punishments, including without limitation:

•	if a non-resident investor fails to file a tax return and present the relevant information in connection with tax payments, the competent tax authorities shall order such investor to do so within the prescribed time limit and may impose a fine up to RMB 2,000, and in egregious cases, may impose a fine ranging from RMB 2,000 to RMB 10,000;
•	if a non-resident investor fails to file a tax return or fails to pay all or part of the amount of tax payable, the non-resident investor shall be required to pay the unpaid tax amount payable, a surcharge on overdue tax payments (the daily surcharge is 0.05% of the overdue amount, beginning from the day the deferral begins), and a fine ranging from 50% to 500% of the unpaid amount of the tax payable;
•	if a non-resident investor fails to file a tax return or pay the tax within the prescribed time limit according to the order by the PRC tax authorities, the PRC tax authorities may collect and check information about the income items of the non-resident investor in China and other payers, or the Other Payers, who will pay amounts to such non-resident investor, and send a “Notice of Tax Issues” to the Other Payers to collect and recover the tax payable and impose overdue fines on such non-resident investor from the amounts otherwise payable to such non-resident investor by the Other Payers;
•	if a non-resident investor fails to pay the tax payable within the prescribed time limit as ordered by the PRC tax authorities, a fine may be imposed on the non-resident investor ranging from 50% to 500% of the unpaid tax payable; and the PRC tax authorities may, upon approval by the director of the tax bureau (or sub-bureau) of, or higher than, the county level, take the following compulsory measures: (i) notify in writing the non-resident investor’s bank or other financial institution to withhold from the account thereof for payment of the amount of tax payable, and (ii) detain, seal off or sell by auction or on the market the non-resident investor’s commodities, goods or other property in a value equivalent to the amount of tax payable; or
•	if the non-resident investor fails to pay all or part of the amount of tax payable or surcharge for overdue tax payment, and cannot provide a guarantee to the tax authorities, the tax authorities may notify the frontier authorities to prevent the non-resident investor or its legal representative from leaving China.

Pypo’s intercompany loans are subject to PRC regulations. If PRC authorities enforce such regulations, the PRC authorities may declare these loans void, require the forfeiture of any interest paid and levy fines or other penalties upon the parties involved.

Pypo has several intercompany loans among Pypo Beijing and certain of Pypo’s affiliates incorporated in China. As of June 30, 2009, the outstanding balance of the intercompany loans was approximately $53.1 million. In addition, as of June 30, 2009, Pypo Beijing and its subsidiaries had made intercompany advances of $111.5 million to Beijing Funtalk to finance the operations of Beijing Funtalk and its subsidiaries. PRC laws generally do not permit companies that do not possess a financial service business license to extend loans directly to other companies, including affiliates, without proceeding through a financial agency. Pypo Beijing does not possesses such a financial service license and did not proceed through a financial agency when it extended loans to, or received loans from, its affiliates. However, PRC authorities have historically refrained from proactive enforcement of these restrictions, unless a dispute arises among the parties to such loans and the parties seek court proceedings to resolve the dispute. As such, Pypo cannot predict how PRC government authorities will enforce these restrictions. If government authorities enforce these restrictions, such authorities may declare these loans void, require the forfeiture of any interest paid and levy fines or other penalty upon the parties involved, among other remedies.

PRC regulation of loans to and direct investment by offshore holding companies in PRC entities may delay or prevent Pypo from making loans or additional capital contributions to its PRC operating companies, which could materially and adversely affect its liquidity and ability to fund and expand its business.

As an offshore holding company of its PRC operating companies, Pypo may make loans or additional capital contributions to its PRC operating companies. Any loans to Pypo’s PRC operating companies are subject to PRC regulations. For example, loans by Pypo to its operating companies in China, which are foreign-invested enterprises, to finance their activities may not exceed statutory limits and must be registered with SAFE.

Pypo may also decide to finance its operating companies, in which it has equity ownership, by making capital contributions to such entities. The PRC Ministry of Commerce, or MOFCOM, must approve these capital contributions. Pypo cannot assure you that it will be able to obtain these government approvals on a timely basis, if at all, with respect to any such capital contributions. If Pypo fails to receive such approvals, its ability to use the proceeds of such transactions and to capitalize its PRC operations may be negatively affected, which could adversely affect Pypo’s liquidity and ability to fund and expand its business.

PRC regulations relating to the establishment of offshore special purpose vehicles by PRC residents may subject Pypo’s PRC resident shareholders or Pypo to penalties and limit Pypo’s ability to inject capital into its PRC operating companies, limit its PRC operating companies’ ability to distribute profits to Pypo, or otherwise adversely affect Pypo.

SAFE issued a public notice in October 2005 requiring PRC residents to register with the local SAFE branch before establishing or controlling any company outside of China for the purpose of capital financing an offshore special purpose vehicle, or an SPV, with assets or equities of PRC companies. PRC residents that (i) were shareholders and/or beneficial owners of SPVs established before November 1, 2005 and (ii) had completed a round-trip investment but had not registered the offshore investment with SAFE before November 1, 2005, were required to register with the local SAFE branch before March 31, 2006. In addition, any PRC resident that is a stockholder of an SPV is required to amend its SAFE registration with respect to that SPV in connection with any increase or decrease of capital, transfer of stock, merger, division, equity investment or creation of any security interest on assets located in China or other material changes in capital stock.

In May 2007, SAFE issued relevant guidance to its local branches with respect to the operational process for SAFE registration, which standardized more specific and stringent supervision over the registration relating to the SAFE notice.

Pypo has requested its current shareholders and/or beneficial owners to disclose whether they or their shareholders or beneficial owners fall within the scope of the SAFE notice and/or guidance and urges PRC residents to register with the local SAFE branch as required under the SAFE notice and/or guidance. Pypo’s affiliates subject to the SAFE registration requirements have informed Pypo of their registrations with SAFE, and to Pypo’s knowledge, its shareholders and/or beneficial owners subject to the SAFE registration requirements have registered with SAFE and are in the process of amending certain applicable registrations with SAFE. The failure of these shareholders and/or beneficial owners to timely amend their SAFE registrations pursuant to the SAFE notice and/or guidance or the failure of future shareholders and/or beneficial owners of Pypo who are PRC residents to comply with the registration procedures set forth in the SAFE notice and/or guidance may subject such shareholders, beneficial owners and/or Pypo’s PRC operating companies to fines and legal sanctions. Any such failure may also limit Pypo’s ability to contribute additional capital into its PRC operating companies, limit Pypo’s PRC operating companies’ ability to distribute dividends to Pypo or otherwise adversely affect Pypo’s business.

The approval of the China Securities Regulatory Commission, or the CSRC, may be required in connection with this transaction under a recently adopted PRC regulation. The regulation also establishes more complex procedures for acquisitions conducted by foreign investors that could make it more difficult for Pypo to grow through acquisitions.

On August 8, 2006, six PRC regulatory agencies — the PRC Ministry of Commerce, the State Assets Supervision and Administration Commission, or the SASAC, the State Administration for Taxation, the State Administration for Industry and Commerce, the CSRC and SAFE — jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Regulation, which became effective on September 8, 2006. The M&A Regulation requires (i) offshore special purpose vehicles formed for the purpose of overseas listing of equity interests in PRC companies and (ii) entities directly or indirectly controlled by PRC companies or individuals, to obtain the approval of the CSRC prior to publicly listing securities on an overseas stock exchange. On September 21, 2006, the CSRC issued a clarification that sets forth the criteria and procedures for obtaining any required approval from the CSRC. To date, the CSRC has not issued any definitive rule or interpretation concerning whether the transactions contemplated by this proxy statement/prospectus are subject to this new procedure.

In the opinion of Pypo’s PRC counsel, Han Kun Law Offices, CSRC approval is not required for the business combination because the M&A Regulation only applies to the acquisition of equity interests or assets of domestic PRC companies that are defined as non-foreign-invested enterprises by foreign companies. The following factors relating to Pypo’s organizational structure and the business combination indicate that the M&A Regulation should not be applied:

•	the restructuring of Pypo Beijing from a domestic company to a sino-foreign joint venture company was completed in June 2006, before the M&A Regulation became effective. In addition, the restructuring of Pypo Beijing from a sino-foreign joint venture company to a wholly foreign owned enterprise (which was completed in July 2007) is governed under PRC regulations related to foreign investment enterprises rather than the M&A Regulation (which, as noted above, applies to the acquisition of domestic PRC enterprises); and
•	the transactions involved in the business combination are between offshore companies and, therefore, do not require approval under the M&A Regulation.

Accordingly, Pypo has not taken steps to obtain approval from the Chinese government for the business combination. A copy of the form of opinion of Han Kun Law Offices to be delivered as of the effective date of the registration statement is filed on an exhibit to the registration statement of which this proxy statement prospectus forms a part.

However, the interpretation and application of the M&A Regulation remain unclear, and PRC government authorities have the sole discretion to determine whether the business combination is subject to the approval of the CSRC. If the CSRC or another PRC regulatory agency subsequently determines that CSRC approval is required for the business combination, Pypo cannot predict how long it would take to obtain the approval. In addition, Pypo may need to apply for a remedial approval from the CSRC and may be subject to certain administrative or other sanctions from these regulatory agencies.

Further, new rules and regulations or relevant interpretations may be issued from time to time that may require Pypo to obtain retroactive approval from the CSRC in connection with the business combination. If this were to occur, Pypo’s failure to obtain or delay in obtaining the CSRC approval for the business combination would subject Pypo to sanctions imposed by the CSRC and other PRC regulatory agencies. These sanctions could include fines and penalties on Pypo’s operations in China, restrictions or limitations on Pypo’s ability to pay dividends outside of China, and other forms of sanctions that may materially and adversely affect Pypo’s business, results of operations and financial condition.

If the CSRC or another PRC regulatory agency subsequently determines that CSRC approval is required for the business combination, Pypo may need to apply for a remedial approval from the CSRC and may be subject to certain administrative punishments or other sanctions from these regulatory agencies. New rules and regulations or relevant interpretations may require that Pypo retroactively obtain approval from the CSRC in connection with the business combination. If this were to occur, Pypo’s failure to obtain or delay in obtaining the CSRC approval for the business combination would subject Pypo to sanctions imposed by the CSRC and other PRC regulatory agencies. These sanctions could include fines and penalties on Pypo’s operations in China, restrictions or limitations on Pypo’s ability to pay dividends outside of China, and other forms of sanctions that may materially and adversely affect Pypo’s business, results of operations and financial condition.

The new regulations also established additional procedures and requirements expected to make merger and acquisition activities in China by foreign investors more time-consuming and complex, including requirements in some instances that the Ministry of Commerce be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. These rules may also require the approval from the Ministry of Commerce where overseas companies established or controlled by PRC enterprises or residents acquire affiliated domestic companies. Complying with the requirements of the new regulations to complete such transactions could be time-consuming, and any required approval processes, including Ministry of Commerce approval, may delay or inhibit Pypo’s ability to complete such transactions, which could affect Pypo’s ability to expand its business.

Changes in PRC laws and regulations on labor and employee benefits may adversely affect Pypo’s business and results of operations.

As Pypo conducts a significant portion of its business through its subsidiaries in China, it is subject to PRC laws and regulations on labor and employee benefits. In recent years, the PRC government has implemented policies to strengthen the protection of employees and obligate employers to provide more benefits to their employees. In addition, an employment contract law came into effect in China on January 1, 2008 and its implementation regulation came into effect on September 18, 2008. The PRC employment contract law and related legislation require more benefits to be provided to employees, such as an increase in pay or compensation for termination of employment contracts. As a result, Pypo expects to incur higher labor costs, which would have an adverse impact on Pypo’s business and results of operations.

New provisions of the PRC Employment Contract Law may substantially increase our labor-related costs.

A new labor contract law in China, or the Employment Contract Law, became effective on January 1, 2008 and the Regulation on the Implementation of the Employment Contract Law, or the Employment Contract Regulation, became effective on September 18, 2008. The Employment Contract Law and the Employment Contract Regulation contain provisions that are more favorable to employees than the prior labor laws and regulations in China. For example, an employee may terminate the employment contract without giving prior notice if his or her employer uses violence, threats or illegal restriction of personal freedom to compel the employee to work, or if an employee is instructed in violation of rules and regulations or forcefully ordered by the employer to perform dangerous operations that endanger his or her personal life. In such case, the employee is entitled to compensation by the employer in an amount equal to his or her average monthly salary for the prior twelve months times the number of years the employee has served the employer, provided, however, the calculated number of served years shall not be more than 12 years.

An employer is also obligated to compensate an employee if the employer decides not to renew an existing employment contract, unless the employee refuses the employer’s offer to renew the expiring employment contract with the same or better terms. In addition, an employer is obligated to provide an open-ended employment contract after an employee has completed two consecutive terms of fixed-term employment, under which the employer will be liable to pay damages to an employee if the employer terminates the employment without cause, until the employee reaches an age at which he or she is eligible for pension payment. As a result of the implementation of the Employment Contract Law and the Employment Contract Regulation, Pypo may have greater difficulty terminating under-performing employees and may incur higher levels of labor costs in order to comply with the provisions of the new law and regulation, which may adversely affect Pypo’s business, financial condition and operating results.

Risks Relating to the Redomestication and the Business Combination

Following the consummation of the redomestication, Middle Kingdom will become a Cayman Islands company and, because the rights of shareholders under Cayman Islands law differ from those under U.S. law, you may have fewer protections as a shareholder.

Following the consummation of the redomestication, the resulting company’s corporate affairs will be governed by its Memorandum of Association and Articles of Association, and subject at all times to the Companies Law (2009 Revision) of the Cayman Islands, or the Companies Law. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibility of the directors under Cayman Islands law are governed by common law principles derived from cases in the Cayman Islands and other commonwealth and common law countries. The rights of shareholders and the fiduciary responsibilities of directors under Cayman Islands law differ somewhat from those established under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities law as compared to the United States, and some states (such as Delaware) have more fully developed and judicially interpreted bodies of corporate law, which could negatively affect your shareholder rights and protections.

The combined company’s working capital could be reduced if stockholders exercise their conversion rights.

Pursuant to Middle Kingdom’s Certificate of Incorporation, holders of Class B common stock may vote against the business combination and demand that Middle Kingdom convert their Class B shares into their pro rata portion of the funds available in the trust account as of the record date. Middle Kingdom and Pypo will not consummate the business combination if holders of 336,019 or more Class B shares exercise these conversion rights. To the extent the business combination is consummated and holders have demanded to so convert their shares, there will be a corresponding reduction in the amount of funds available in the trust account to the combined company following the business combination. As of the record date, assuming the business combination is approved, the maximum amount of funds that could be disbursed to Middle Kingdom’s Class B stockholders upon the exercise of their conversion rights is approximately $2,860,000.

If outstanding Class A warrants or Class B redeemable warrants, each as of the record date are exercised, the underlying ordinary shares will be eligible for future resale in the public market, which would result in dilution and may have an adverse effect on the market price of MK Cayman’s ordinary shares.

Outstanding Class A warrants and Class B redeemable warrants, each as of the record date and the unit purchase options issued to the underwriters in our IPO to purchase an aggregate of 5,777,355 ordinary shares will become exercisable after consummation of the business combination, and the underwriters are entitled to demand that the company register the resale of such securities. If they are exercised, a substantial number of additional ordinary shares of MK Cayman will be eligible for resale in the public market, which could result in a decrease in the market price of MK Cayman’s ordinary shares.

If certain financial objectives are achieved, the Pypo shareholders will be entitled to receive additional shares of MK Cayman as contingent consideration for the acquisition of their Pypo shares, which would result in dilution and might have an adverse effect on the market price of MK Cayman’s ordinary shares.

Under the merger agreement, the Pypo shareholders are entitled to receive additional ordinary shares of MK Cayman if certain financial targets are achieved. If the additional shares are earned, the number of ordinary shares outstanding will significantly increase. The issuance of the additional shares will have a dilutive effect on the ordinary shares already outstanding and may cause a reduction in the trading price of the ordinary shares in the public market.

Registration rights held by Middle Kingdom’s initial stockholders who purchased shares prior to Middle Kingdom’s initial public offering and registration rights held by the Pypo shareholders with respect to the Middle Kingdom shares received in the business combination may have an adverse effect on the market price of MK Cayman’s ordinary shares.

Middle Kingdom’s initial stockholders who purchased an aggregate of 840,450 shares of common stock and warrants to purchase an aggregate of 226,125 shares of common stock prior to its initial public offering are entitled to demand that the company register the resale of their shares at any time after they are released from escrow. Similarly, the Pypo shareholders, who will receive a maximum of 68,000,000 ordinary shares in the business combination, as well as 3,400,000 Class B redeemable warrants, are entitled to demand that the company register the resale of their shares. If such stockholders exercise their registration rights with respect to all of their shares, there will be additional ordinary shares eligible for trading in the public market. The presence of these additional shares may reduce the market price of MK Cayman’s ordinary shares.

Middle Kingdom’s directors and officers have interests in the business combination that differ from yours because their common stock may become worthless if the business combination is not approved.

In considering the recommendation of Middle Kingdom’s board of directors to vote to approve the business combination, you should be aware that Middle Kingdom’s directors, officers and initial stockholders have agreements or arrangements that provide them with interests in the business combination that may differ from, or are in addition to, those of Middle Kingdom stockholders generally, particularly the Class B common stockholders. Middle Kingdom’s initial stockholders, including its directors and officers, primarily hold common stock and Class A warrants, which are not entitled to receive any of the funds that would be distributed upon liquidation of the trust account. Therefore, if the business combination is not approved, these original securities may become worthless.

The personal and financial interests of directors and officers may have influenced their motivation in identifying and selecting a target business and in timely completion of a business combination. Consequently, their discretion in identifying and selecting a suitable target business may result in a conflict of interest when determining whether the terms, conditions and timing of a particular business combination are appropriate and in the best interests of Middle Kingdom’s stockholders, particularly the Class B common stockholders. For a more detailed discussion of these interests see “Summary — Interests of Middle Kingdom Officers and Directors in the Business Combination.”

Middle Kingdom’s directors and officers have interests in the business combination that differ from yours, because if Middle Kingdom is liquidated due to its inability to complete a business combination they will be liable for Middle Kingdom’s debts and obligations.

In seeking the completion of the business combination with Pypo, the interests of Middle Kingdom’s directors and officers differ from those of the public stockholders. Middle Kingdom’s directors and officers prior to the Business Combination have agreed to indemnify Middle Kingdom for debts and obligations to vendors that are owed money by Middle Kingdom to the extent necessary to ensure that certain liabilities do not reduce funds in the trust account. Additionally, under certain circumstances, if Middle Kingdom terminates the merger agreement, Middle Kingdom may be required to pay Pypo a termination fee in the amount of $4,000,000. Pypo has not provided a waiver of any claims against the trust account in connection with the payment of the termination fee, such that the full amount of the termination fee may be required to be paid out of the trust account. If Middle Kingdom is liquidated due to its inability to complete a business combination, the directors and officers may be required to fulfill their indemnification obligations to the extent Middle Kingdom’s debts and obligations are not satisfied by the funds available outside the trust account, and to the extent such debts and obligations reduce the trust account.

Because MK Cayman does not intend to pay dividends on its ordinary shares, stockholders will benefit from an investment in MK Cayman’s ordinary shares only if those shares appreciate in value.

Middle Kingdom has never declared or paid any cash dividends on its shares of common stock. Post-merger, MK Cayman currently intends to retain all future earnings, if any, for use in the operations and expansion of the business. As a result, MK Cayman does not anticipate paying cash dividends in the foreseeable future. Any future determination as to the declaration and payment of cash dividends will be at the discretion of MK Cayman’s board of directors and will depend on factors MK Cayman’s board of directors deems relevant, including among others, MK Cayman’s results of operations, financial condition and cash requirements, business prospects, and the terms of MK Cayman’s credit facilities, if any, and any other financing arrangements. Accordingly, realization of a gain on stockholders’ investments will depend on the appreciation of the price of MK Cayman’s ordinary shares, and there is no guarantee that MK Cayman’s ordinary shares will appreciate in value.

Voting control by executive officers, directors and other affiliates of the combined company may limit your ability to influence the outcome of director elections and other matters requiring shareholder approval.

Upon consummation of the business combination, the executive officers, directors and other affiliates of MK Cayman will own over 97% of MK Cayman’s voting shares. These shareholders can control substantially all matters requiring approval by MK Cayman’s shareholders, including the election of directors and the approval of other business transactions. This concentration of ownership could have the effect of delaying or preventing a change in control of MK Cayman or discouraging a potential acquirer from attempting to obtain control of MK Cayman, which in turn could have a material adverse effect on the market price of ordinary shares or prevent its shareholders from realizing a premium over the market price for their ordinary shares.

Middle Kingdom’s board of directors approved the business combination without obtaining a fairness opinion.

In light of the directors’ experience in performing due diligence of acquisition targets and in valuing companies, Middle Kingdom did not obtain a fairness opinion with respect to the business combination. If Middle Kingdom’s board of directors erred in concluding that the merger agreement is in the best interest of the Middle Kingdom stockholders, then the Middle Kingdom stockholders could suffer adverse consequences such as a decline in the value of their shares following the consummation of the transaction. In addition, at a minimum, any litigation over the board’s exercise of its fiduciary duties would divert management’s time and attention from completing the transactions described herein and would likely also involve the expenditure of substantial amounts for legal fees.

Middle Kingdom’s action to extend the date by which it was required to complete a business combination may subject it or MK Cayman to securities laws claims.

On December 10, 2008, at a special meeting of the stockholders, the stockholders of Middle Kingdom approved three amendments to its Certificate of Incorporation, the primary effect of which was to extend the date before which Middle Kingdom must complete a business combination to avoid being required to liquidate from December 13, 2008 to August 31, 2009.

Middle Kingdom’s IPO prospectus stated that Middle Kingdom would not take any action allowing it to survive for a longer period if it did not appear it would be able to consummate a business combination within the time allotted in its certificate of incorporation. Therefore, Middle Kingdom’s stockholders may have securities law claims against Middle Kingdom for rescission (under which a successful claimant has the right to receive the total amount paid for his or her securities pursuant to an allegedly deficient prospectus, plus interest and less any income earned on the securities, in exchange for surrender of the securities) or damages (compensation for loss on an investment caused by alleged material misrepresentations or omissions in the sale of a security). Such claims may entitle stockholders asserting them to up to $8.00 per share, based on the initial offering price of the IPO units comprised of stock and warrants, less any amount received from sale of the originally-attached warrants plus interest from the date of Middle Kingdom’s IPO (which, in the case of Class B stockholders, may be more than the pro rata share of the trust account to which they are entitled upon conversion or liquidation).

In general, a person who purchased shares pursuant to a defective prospectus or other representation, must make a claim for rescission or damages within the applicable statute of limitations period, which is, (a) for claims made under Section 11 of the Securities Act (relating to a registration statement that includes an untrue statement of a material fact or omits to state a material fact necessary in order to make the statements, in light of the circumstances under which they were made, not misleading), within one year after the discovery of the untrue statement or the omission, or after such discovery should have been made by the exercise of reasonable diligence, but in no event more than three years after the security was bona fide offered to the public, (b) for claims made under Section 12(a)(1) of the Securities Act (relating to offers or sales of securities in violation of the registration provisions of the Securities Act), within one year of the violation upon which it is based and in no event more than three years after the security was bona fide offered to the public, (c) for claims made under Section 12(a)(2) of the Securities Act (relating to offers or sales of a security by means of a prospectus or oral communication, which includes an untrue statement of a material fact or omits to state a material fact necessary in order to make the statements, in light of the circumstances under which they were made, not misleading), within one year after the discovery of the untrue statement or the omission, or after such discovery should have been made by the exercise of reasonable diligence, but in no event more than three years after the sale, or (d) for claims brought under some state statutes, one year from the time the claimant discovered or reasonably should have discovered the facts giving rise to the claim, but not more than three years from the occurrence of the event giving rise to the claim. A successful claimant for damages under federal or state law could be awarded an amount to compensate for the decrease in value of his or her shares caused by the alleged violation (including, possibly, punitive damages), together with interest, while retaining the shares. Claims under the anti-fraud provisions of the federal securities laws must generally be brought within two years of discovery, but not more than five years after occurrence. Rescission and damages claims would not necessarily be finally adjudicated by the time the Pypo business combination is completed, and such claims would not be extinguished by consummation of that transaction.

There is a risk that MK Cayman could be treated as a U.S. domestic corporation for U.S. federal income tax purposes after the conversion and business combination, which could result in significantly greater U.S. federal income tax liability to MK Cayman.

Section 7874(b) of the Code generally provides that a corporation organized outside the United States which acquires, directly or indirectly, pursuant to a plan or series of related transactions substantially all of the assets of a corporation organized in the United States will be treated as a domestic corporation for U.S. federal income tax purposes if shareholders of the acquired corporation, by reason of owning shares of the acquired corporation, own at least 80% (of either the voting power or the value) of the stock of the acquiring corporation after the acquisition. If Section 7874(b) were to apply to the conversion, then MK Cayman, as the surviving entity, would be subject to U.S. federal income tax on its worldwide taxable income following the conversion and business combination as if MK Cayman were a domestic corporation.

Although Section 7874(b) should not apply to treat MK Cayman as a domestic corporation for U.S. federal income tax purposes, due to the absence of full guidance on how the rules of Section 7874(b) will apply to the transactions contemplated by the conversion and business combination, this result is not entirely free from doubt. As a result, stockholders and warrantholders are urged to consult their tax advisors on this issue. The immediately following two risk factors assume that MK Cayman will be treated as a foreign corporation for U.S. federal income tax purposes.

MK Arizona would recognize gain (but not loss) for U.S. federal income tax purposes as a result of the conversion, which would result in increased U.S. federal income tax liability to MK Arizona.

As a result of the conversion, MK Arizona would recognize gain (but not loss) for U.S. federal income tax purposes equal to the excess, if any, of the fair market value of each of its assets over such asset’s adjusted tax basis at the effective time of the conversion. Since any such gain will be determined based on the value of its assets at that time, the amount of such gain (and any U.S. federal income tax liability to MK Arizona by reason of such gain) cannot be determined at this time. In order to provide an estimation of the amount of any gain, Middle Kingdom would need to determine the fair market value of each of its assets as of the effective time of the conversion. Middle Kingdom has not performed such an analysis and will not be able to do so until after the effective time of the conversion. Stockholders and warrantholders are urged to consult their tax advisors on this tax issue and other tax issues in connection with the conversion.

MK Cayman may be classified as a passive foreign investment company, or PFIC, which could result in adverse U.S. federal income tax consequences to U.S. holders of ordinary shares or warrants of MK Cayman.

MK Cayman will be treated as a PFIC for any taxable year in which either (1) at least 75% of its gross income (looking through certain corporate subsidiaries) is passive income or (2) at least 50% of the average value of its assets (looking through certain corporate subsidiaries) produce, or are held for the production of, passive income. Passive income generally includes dividends, interest, rents, royalties and gains from the disposition of passive assets. If MK Cayman were a PFIC for any taxable year during which a U.S. Holder, as defined in the section entitled “Taxation — Material United States Federal Income Tax Considerations,” held its ordinary shares or warrants, the U.S. Holder may be subject to increased U.S. federal income tax liability and may be subject to additional reporting requirements.

Based on the expected composition of the assets and income of MK Cayman and its subsidiaries after the conversion and Business Combination, it is not anticipated that MK Cayman will be treated as a PFIC. The actual PFIC status of MK Cayman for any taxable year, however, will not be determinable until the conclusion of its taxable year, and accordingly there can be no assurance as to the status of MK Cayman as a PFIC for the current taxable year or any future taxable year. See the discussion entitled “Taxation — Material United States Federal Income Tax Considerations,” U.S. holders of MK Cayman’s securities are urged to consult their tax advisors regarding the possible application of the PFIC rules.

The tax opinion provided to MK Arizona does not provide a “will” level of comfort on certain of the tax issues discussed in the tax disclosure and does not address all tax issues, including those that are dependent on future facts or events. If the tax authorities were to assert a position contrary to that described in this proxy statement/prospectus, such position (if sustained) may negatively affect security holders.

Cozen O’Connor, as United States counsel to MK Arizona, has provided an opinion to MK Arizona (which is incorporated by reference as Exhibit 8.1 to the Registration Statement of which this proxy statement/prospectus forms a part) that, subject to the assumptions, limitations and qualifications stated therein and herein, Cozen O’Connor confirmed and adopted as its opinion the statements of U.S. federal income tax law as set forth herein, including under the caption “Taxation — U.S. Federal Income Taxation” (the “tax disclosure”). Because of the absence of guidance directly on point as to how the transactions contemplated by the merger, conversion and share exchange or otherwise discussed in the tax disclosure would be treated for U.S. federal income tax purposes, it is not possible to predict what contrary positions, if any, may be taken by the Internal Revenue Service or a court considering these tax issues and whether such positions would be materially different from those discussed in the tax disclosure (although the tax disclosure does describe certain possible alternative tax consequences). As a result, the word “should” and not “will” is often used throughout the tax disclosure in order to indicate a degree of uncertainty concerning these issues that is greater than would be indicated by a “will” level of opinion, but is less than would be indicated by a “more-likely-than-not” level of opinion. If the Internal Revenue Service were to assert a contrary position with respect to the tax treatment of an aspect of the transactions described in this proxy statement/prospectus and prevail with respect to that assertion, security holders might be subject to additional U.S. federal income tax consequences which, in turn, could negatively affect the security holders, including as set forth in the tax disclosure. Moreover, certain tax issues that are discussed in the tax disclosure are dependent on future facts or events, such as whether MK Cayman will be classified as a PFIC for U.S. federal income tax purposes following the merger, conversion and share exchange, and therefore cannot be addressed by a tax opinion. Accordingly, each stockholder and warrant holder is urged to consult its tax advisors regarding the tax issues discussed in the tax disclosure and how they may relate to the holder’s particular circumstances. See “Taxation — U.S. Federal Income Taxation,” below for further discussion of these issues.

Risks Relating to Middle Kingdom’s Stockholders and Class A Warrantholders and Class B Redeemable Warrantholders

Middle Kingdom’s valuation of Pypo is dependent on Pypo achieving its earn-out target for March 31, 2010.

In negotiating the merger agreement with Pypo, Middle Kingdom based its valuation of Pypo on Pypo’s June 2008 net income projections of $54.0 million for fiscal 2010 and $64.8 million for fiscal 2011 (assuming an exchange rate of US $1.00 to RMB 6.8666). At the time the merger agreement was negotiated, Middle Kingdom understood that the projections were based upon certain key assumptions about Pypo’s business prospects, including the following, several of which are currently out of date:

•	The number of Chinese mobile phone users and sales volumes for mobile phones in China would expand at rates of at least 16.0% annually from fiscal 2008 through fiscal 2011;
•	Pypo’s distribution agreement with its principal supplier, Samsung would remain in effect through at least fiscal 2011 with terms no less favorable to Pypo than the agreement in effect in September 2008;
•	Pypo’s principal supplier would maintain a top two market share in the mobile phone sector in China for each year from fiscal 2009 through fiscal 2011;

•	Pypo would continue to be one of the top three distributors for Samsung in the Chinese mobile phone sector for each year from fiscal 2009 through fiscal 2011;
•	Pypo would successfully integrate the acquisitions of retail stores in Hebei, Yunnan, Henan, Hunan, Jiangsu, Shandong, Shanxi and Gansu province and in Shanghai; and
•	Pypo would maintain its gross margins (including vendor rebate rates from Pypo’s principal suppliers) at or near fiscal 2008 levels for each year from fiscal 2009 through fiscal 2011.

Since Middle Kingdom executed the merger agreement and received Pypo’s projections, an unprecedented deterioration in the global economy has negatively impacted the retail sector and the market for the distribution of wireless telecommunications products in the PRC. As a result, several of these key assumptions underlying Pypo’s net income projections are no longer accurate, including the following:

•	The number of Chinese mobile phone users and sales volumes for mobile phones in China will likely not expand at a rate of at least 16.0% annually in 2009, and expansion rates from fiscal 2010 to fiscal 2011 may fall below previously expected levels, particularly with respect to higher end products; and
•	Pypo will be unlikely to maintain gross margins (including vendor rebate rates from Pypo’s principal suppliers) at or near fiscal 2008 levels in each year from fiscal 2009 through fiscal 2011.

As a result, Pypo’s projections may be out of date and may not be indicative of future results. Furthermore, Pypo has not provided Middle Kingdom with updated projections due to continued uncertainty caused by the current economic conditions in PRC.

Middle Kingdom has not modified the Pypo valuation since the execution of the merger agreement to consider the recent global economic downturn or the recent short-term performance of Pypo as reflected in the Pypo financial statements for the six month period ended September 30, 2008 included in this proxy statement/prospectus.

Considering the extent of the current global economic downturn, there is no assurance that the markets in which Pypo operates will recover, or that Pypo will be able to meet the earn-out targets in the merger agreement. If Pypo’s results for March 31, 2010 are materially less than the earn-out target for such period, the actual price earnings ratio for MK Cayman will be higher than 9.8, the price to earnings ratio that Pypo originally projected it would achieve in Fiscal 2010. Pypo’s failure to meet the earn-out targets may result in the post-closing value of MK Cayman’s ordinary shares being materially less than the per share conversion value available to Middle Kingdom’s Class B stockholders that choose to convert their shares into the trust account, or $8.51 per share as of December 31, 2008.

Middle Kingdom is submitting the business combination for a vote of Middle Kingdom’s stockholders and Middle Kingdom does not intend to modify the terms of the business combination with Pypo prior to such vote. Middle Kingdom’s board of directors is submitting the business combination to such vote and recommending a vote in favor of such business combination because it believes that the business combination is in the best interests of its stockholders. Middle Kingdom’s board of directors reached this determination by considering the potential advantages and disadvantages of a business combination with Pypo. See the sections below entitled “— Potential Advantages of the Business Combination with Pypo” and “— Potential Disadvantages of the Business Combination with Pypo.” Middle Kingdom’s board of directors continues to believe the business combination is in the best interests of its stockholders despite the recent global economic downturn and its effect on Pypo’s recent financial performance because the board believes that Pypo’s long-term prospects support the valuation underlying the business combination: Pypo is well-positioned to participate in the expected growth of China’s mobile phone industry, and the industry is likely to achieve compelling growth rates over the next several years. While continuing to believe in Pypo’s long term prospects, Middle Kingdom’s board understands the concerns of the Class B stockholders who are focused on short-term investment performance or concerned about the investment risks associated with the current state of the world economy, the fact that Pypo’s net income projections are out of date and may not be indicative of future results or Pypo’s recent financial performance. Such Class B stockholders should consider voting against the business combination and converting their Class B shares into their pro rata portion of the trust account.

Pypo does not as a matter of course make public projections as to future sales, earnings, or other results. However, the management of Pypo prepared the prospective financial information set forth above to present the prospects for Pypo’s business as of the time Pypo prepared such projections. The accompanying prospective financial information was not prepared with a view toward public disclosure or with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants with respect to prospective financial information, but, in the view of the Middle Kingdom’s and Pypo’s management, was prepared on a reasonable basis, reflected the best available estimates and judgments, and presented, to the best of management’s knowledge and belief, the expected course of action and the expected financial performance of the Pypo as of the time Pypo prepared such projections. However, this information is not fact and should not be relied upon as being necessarily indicative of future results, and readers of this prospectus are cautioned not to place undue reliance on the prospective financial information.

Neither Pypo’s independent auditors, nor any other independent accountants, have compiled, examined, or performed any procedures with respect to the prospective financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the prospective financial information.

The assumptions and estimates underlying the prospective financial information are inherently uncertain and, though considered reasonable by the management of Pypo as of the date of its preparation, are subject to a wide variety of significant business, economic, and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the prospective financial information, including, among others, risks and uncertainties, as explained on the risk factors “— Risks Relating to the Business of Pypo” on pages 30 – 40 of this proxy statement/prospectus. Accordingly, there can be no assurance that the prospective results are indicative of the future performance of Pypo or that actual results will not differ materially from those presented in the prospective financial information. Inclusion of the prospective financial information in this proxy statement/prospectus should not be regarded as a representation by any person that the results contained in the prospective financial information will be achieved.

Pypo does not generally publish its business plans and strategies or make external disclosures of its anticipated financial position or results of operations. Accordingly, Middle Kingdom and Pypo do not intend to update or otherwise revise the prospective financial information to reflect circumstances existing since its preparation or to reflect the occurrence of unanticipated events, even in the event that any or all of the underlying assumptions are shown to be in error. Furthermore, the Middle Kingdom and Pypo do not intend to update or revise the prospective financial information to reflect changes in general economic or industry conditions.

MK Cayman may choose to redeem its outstanding Class B redeemable warrants at a time that is disadvantageous to the warrantholders, preventing such holders from realizing the potential economic value of their warrants.

Subject to there being a current prospectus under the Securities Act of 1933, as amended, MK Cayman may redeem all of the outstanding Class B redeemable warrants at any time after they become exercisable at a price of $.01 per warrant, upon a minimum of 30 days prior written notice of redemption, if and only if, the last sale price of MK Cayman’s ordinary shares equals or exceeds $16.00 per share for any 20 trading days within a 30-trading-day period ending three business days before MK Cayman sends the notice of redemption. Calling all of such warrants for redemption could force the warrantholders to:

•	exercise the Class B redeemable warrants and pay the exercise price for such warrants at a time when it may be disadvantageous for the holders to do so;
•	sell the Class B redeemable warrants at the then-current market price when they might otherwise wish to hold the warrants; or
•	accept the nominal redemption price which, at the time the Class B redeemable warrants are called for redemption, is likely to be substantially less than the market value of the warrants.

Middle Kingdom’s Class A warrantholders and Class B redeemable warrantholders may not be able to exercise their warrants, which may significantly reduce their economic value and create liability for Middle Kingdom.

Holders of the Class A warrants and Class B redeemable warrants that Middle Kingdom issued in its initial public offering and private placement will be able to receive shares upon exercise of the warrants only if:

•	a current registration statement under the Securities Act relating to the ordinary shares underlying the warrants is then effective; and
•	such shares are qualified for sale or exempt from qualification under the applicable securities laws of the states in which the various holders of warrants reside.

Although Middle Kingdom has agreed to use its best efforts to maintain a current registration statement covering the shares underlying the Class A warrants and Class B redeemable warrants to the extent required by federal securities laws, which obligation Pypo Cayman will assume pursuant to the merger agreement, Pypo Cayman cannot assure that it will be able to do so. In addition, some states may not permit Pypo Cayman to register the shares issuable upon exercise of its Class A warrants and Class B redeemable warrants for sale. The value of the Class A warrants and Class B redeemable warrants will be greatly reduced if a registration statement covering the shares issuable upon the exercise of the Class A warrants and Class B redeemable warrants is not kept current or if the securities are not qualified, or exempt from qualification, in the states in which the holders of warrants reside. In connection with Middle Kingdom’s IPO, Middle Kingdom agreed to qualify for sale the common stock underlying its Class A warrants and Class B redeemable warrants in each state in which the units issued in the IPO were initially offered. However it did not agree to qualify such securities in any other state.

MK Cayman believes that the holders of Class A warrants and Class B redeemable warrants who reside in California, Colorado, Florida, Illinois, Louisiana, New Jersey, New York, Ohio, Pennsylvania and Texas will be able to exercise their Class A warrants and Class B redeemable warrants freely. Additionally, holders of Class A warrants and Class B redeemable warrants who reside in Connecticut, Georgia, Maryland, Missouri and North Carolina will be able to exercise their Class A warrants and Class B redeemable warrants, provided that MK Cayman does not pay any commission or other remuneration (other than a standby commission) directly or indirectly for soliciting any security holder in the respective state. Holders of Class A warrants and Class B redeemable warrants who reside in jurisdictions in which the shares underlying the Class A warrants and Class B redeemable warrants are not qualified and in which there is no exemption will be unable to exercise their Class A warrants and Class B redeemable warrants and would either have to sell their Class A warrants and Class B redeemable warrants in the open market or allow them to expire unexercised, which could result in the filing of claims against and other losses for Middle Kingdom.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This proxy statement/prospectus contains forward-looking statements that involve substantial risks and uncertainties. All statements, other than statements of historical facts, included in this proxy statement/prospectus regarding MK Cayman’s, Pypo Cayman’s and Middle Kingdom’s strategy, future operations, future financial position, future revenues, projected costs, prospects, plans and objectives of management are forward-looking statements. The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words.

The parties may not actually achieve the plans, intentions or expectations disclosed in the forward-looking statements, and you should not place undue reliance on the forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements made by the parties. The parties to this proxy statement/prospectus have included important factors in the cautionary statements included in this proxy statement/prospectus, particularly in the “Risk Factors” section, that the parties believe could cause actual results or events to differ materially from the forward-looking statements made by the parties, including, among others:

•	legislation or regulatory environments, requirements or changes adversely affecting the business in which Pypo is engaged;
•	continued compliance with government regulations;
•	fluctuations in customer demand;
•	management of rapid growth;
•	intensity of competition from other distributors of wireless telecommunications devices and products;
•	the time to develop and market new services and products;
•	outcomes of government reviews, inquiries, investigations and related litigation;
•	general economic conditions;
•	recent market events and conditions, including disruptions in credit and other financial markets and the deterioration of U.S. and global economic conditions;
•	geopolitical events; and
•	changing principles of generally accepted accounting principles.

Further, the forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures, collaborations, dividends or investments made by the parties.

You should read this proxy statement/prospectus, including all annexes to this proxy statement/prospectus, as well as the documents filed as exhibits to the registration statement of which this proxy statement/prospectus is a part, completely and with the understanding that actual future results may be materially different from what the parties expect. None of MK Cayman, Pypo Cayman and Middle Kingdom assumes any obligation to update any forward-looking statements.

SELECTED FINANCIAL DATA

Middle Kingdom Selected Historical Financial Data

The following table sets forth selected historical financial data of Middle Kingdom. The information presented below was derived from Middle Kingdom’s audited financial statements as of and for the years ended December 31, 2008 and December 31, 2007 and for the period from January 17, 2006 (inception) through December 31, 2006 and for the period from January 17, 2006 (inception) through December 31, 2008, and from Middle Kingdom’s unaudited financial statements as of and for the six months ended June 30, 2008 and 2009 and for the period from January 17, 2006 (inception) through June 30, 2009. The information presented below for the six months ended June 30, 2009 have been derived from Middle Kingdom’s unaudited financial statements. You should read this information together with Middle Kingdom’s historical financial statements and accompanying notes in this proxy statement/prospectus.

	For the Year Ended December 31, 2008	For the Year Ended December 31, 2007	Period from January 17, 2006 (inception) to December 31, 2006	Period from January 17, 2006 (inception) to December 31, 2008	For the Six Months Ended June 30, 2009	For the Six Months Ended June 30, 2008	Period from January 17, 2006 (inception) to June 30, 2009
Statement of Operations Data
Interest income	$589,126	$1,316,546	$44,680	$1,950,352	$16,683	$378,743	$1,967,035
General and administrative expenses	$(2,151,253)	$(650,384)	$(137,226)	$(2,938,863)	$(1,377,499)	$(656,365)	$(4,316,362)
Profit on sale of investment	$699	$—	$—	$699	$—	$—	$699
Net (loss) income before provision for income taxes	$(1,561,428)	$666,162	$(92,546)	$(987,812)	$(1,360,816)	$(277,622)	$(2,348,628)
Income tax expense (benefit)	$(240,000)	$262,896	$—	$22,896	$—	$—	$(22,896)
Net (loss) income	$(1,321,428)	$403,266	$(92,546)	$(1,010,708)	$(1,360,816)	$(277,622)	$(2,371,524)
Accretion of trust account relating to Class B common stock subject to possible redemption	$56,901	$69,751	$3,858	$130,510	$—	$(37,434)	$130,510
Net (loss) income attributable to Class B common stockholders and Common stockholders	$(1,321,428)	$403,266	$(92,546)	$(1,010,708)	$(1,360,816)	$(277,622)	$(2,371,524)
Class B common stock subject to possible redemption	336,018	684,060	659,999		—	684,060	—
Weighted average number of shares outstanding	4,465,072	4,477,417	886,320		4,136,366	4,845,955
Net (loss) income per share – basic and diluted	$(0.30)	$0.09	$(0.10)		$(0.33)	$(0.06)

	December 31, 2008	December 31, 2007	December 31, 2006	June 30, 2009	June 30, 2008
Balance Sheet Data
Cash and cash equivalents	$20,664	$168,915	$2,828	$16,924	$24,196
Investments held in trust account	$25,918,923	$28,570,476	$27,229,971	$25,891,135	$28,766,704
Prepaid insurance and other assets	$46,003	$42,096	$132,197	$—	$40,969
Income tax refund receivable	$240,000	$—	$—	$240,000	$—
Total assets	$26,225,590	$28,781,487	$27,364,996	$26,148,059	$28,831,869
Total current liabilities, including $947,662 (2008 and 2007) and $908,160 (2006) of deferred underwriting fee	$2,699,119	$1,056,948	$1,220,680	$5,358,473	$1,347,518
Class B common stock, 336,018, 684,060 and 659,999 shares subject to possible redemption, respectively	$2,833,624	$5,710,264	$5,442,250	$—	$5,747,698
Total stockholders’ equity	$20,692,847	$22,014,275	$20,702,066	$20,789,586	$21,736,653
Total liabilities and stockholders’ equity	$26,225,590	$28,781,487	$27,364,996	$26,148,059	$28,831,869

Pypo Selected Historical Financial Data

The following selected consolidated financial information for the periods and as of the dates indicated should be read in conjunction with Pypo Cayman’s consolidated financial statements and related notes and “Pypo’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

The selected consolidated financial data for the year ended March 31, 2006 were derived from the audited consolidated statements of Pypo Cayman that are not included in this prospectus. The selected consolidated financial data presented below for the years ended March 31, 2007, 2008 and 2009 and the selected consolidated balance sheet data as of March 31, 2009 have been derived from the audited consolidated financial statements of Pypo Cayman included elsewhere in this prospectus. The audited consolidated financial statements have been prepared and presented in accordance with U.S. GAAP, and have been audited by Deloitte Touche Tohmatsu, an independent registered public accounting firm. Due to the adoption of SFAS No. 160, the consolidated financial statements for each of the three years ended March 31, 2009 are restated to conform to the presentation and disclosure requirements of SFAS No. 160.

The selected consolidated financial data for the three months ended June 30, 2008 and 2009 and the selected consolidated balance sheet data as of June 30, 2009 have been derived from the unaudited financial statements of Pypo Cayman included elsewhere in this prospectus and have been prepared on the same basis as the audited consolidated financial data. The unaudited financial information includes all adjustments, consisting only of normal and recurring adjustments, that Pypo consider necessary for a fair presentation of its financial position and operating results for the periods presented. In addition, Pypo Cayman’s unaudited results for the three months ended June 30, 2009 may not be indicative of the results for the full year ending March 31, 2010.

The financial information for the year ended March 31, 2005 has not been included, as such information is not available on a basis that is consistent with the consolidated financial information for the years ended March 31, 2006, 2007, 2008 and 2009, and cannot be provided on a U.S. GAAP basis without unreasonable effort or expense.

	Year ended March 31,				Three months ended June 30,
Selected Statement of Income Data	2009	2008	2007	2006	2009	2008
	(in thousands, except for share and per share amounts)
Net revenues	$570,651	$378,268	$294,198	$427,072	$197,730	$112,909
Cost of revenues	(500,544)	(316,732)	(247,362)	(387,878)	(173,323)	(97,193)
Gross profit	70,107	61,536	46,836	39,194	24,407	15,716
Other operating income	920	160	101	65	716	—
Operating expenses	(38,145)	(24,489)	(27,132)	(25,403)	(13,920)	(9,650)
Income from operations	32,882	37,207	19,805	13,856	11,203	6,066
Interest and other income (expense), net	(3,503)	(3,558)	(3,304)	(2,122)	(2,816)	(1,356)
Income before income tax, equity in income (loss) of affiliate and non controlling interests	29,379	33,649	16,501	11,734	8,387	4,710
Income tax expense	(7,641)	(3,452)	(2,139)	1,200	(2,870)	(681)
Equity in income (loss) of affiliate	16	(13)	—	—	3	36
Net income	$21,754	$30,184	$14,362	$12,934	$5,520	$4,065
Less: Net (income) loss attributable to non-controlling interest	(1,611)	60	—	189	(1,417)	(75)
Net income attributable to Pypo Cayman	$20,143	$30,244	$14,362	$13,123	$4,103	$3,990
Net income per share – basic(1)	$0.07	$0.14	$0.08	$0.07	$0.02	$0.01
Weighted average number of shares used in calculating net income per share – basic	272,700,000	215,896,721	182,700,000	182,700,000	272,700,000	272,700,000

(1)	As Pypo Cayman has no dilutive potential common shares that are outstanding for each of the four years in the period ended March 31, 2009 or for the three-month period ended June 30, 2008 and 2009, no diluted earnings per share is presented.

Selected Balance Sheet Data	As of June 30, 2009	As of March 31, 2009
	(in thousands)
Cash and cash equivalents	$32,955	$33,468
Accounts receivable (less allowance for doubtful accounts)	71,385	72,802
Amounts due from related parties	42,322	42,308
Amount due from an affiliated company	26,914	27,946
Intangible assets	19,074	19,188
Total assets	423,798	365,941
Accounts payable	41,908	28,290
Notes payable	67,183	23,513
Short-term borrowings	75,675	79,457
Total shareholders’ equity	158,766	154,561
Noncontrolling interest	15,878	14,453
Total liabilities and shareholders’ equity	$423,798	$365,941

Exchange Rate Information

The consolidated financial statements of MK Cayman are prepared using the U.S. dollar. The financial records of MK Cayman’s PRC subsidiaries and its variable interest entity are prepared using Renminbi, or RMB, the currency of the PRC. For convenience, RMB amounts have been converted in certain sections of this prospectus into U.S. dollars. Unless otherwise noted, the conversion rate for any transaction is the average rate of exchange for such fiscal year or period, based on the central parity rates quoted by the People’s Bank of China; provided, however, that all transactions that occur following June 30, 2009 shall be converted at the rate of 6.8319 RMB to each U.S. dollar, the central parity rate quoted by the People’s Bank of China on June 30, 2009. Pypo does not represent that Renminbi or U.S. dollar amounts could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates below or at all.

With respect to the financial statements of MK Cayman’s PRC subsidiaries and its variable interest entity, Beijing Funtalk, all assets and liabilities are translated at the rates of exchange quoted by the People’s Bank of China at the balance sheet date, except for the share capital and statutory reserves which are translated at the historical exchange rate, and all income and expense items are translated at the average rates of exchange over the year. All exchange differences arising from the translation of subsidiaries’ financial statements are recorded as a component of accumulated other comprehensive income in the statement of shareholders’ equity and comprehensive income.

On September 30, 2009, the central parity rate was 6.8290 RMB to each U.S. dollar.

The following table sets forth information concerning exchange rates between the Renminbi and the U.S. dollar for the periods indicated.

	Central Parity Rate
Period (RMB per $1.00)	Period End	Average(1)	Low	High
	(Year ended March 31)
Fiscal Year ended March 31, 2005	8.2765	8.2766	8.2769	8.2765
Fiscal Year ended March 31, 2006	8.0170	8.1234	8.2765	8.0170
Fiscal Year ended March 31, 2007	7.7342	7.8880	8.0188	7.7342
Fiscal Year ended March 31, 2008	7.0190	7.4250	7.7055	7.0190
Fiscal Year ended March 31, 2009	6.8359	6.8588	7.0002	6.8183
Three months ended June 30, 2009	6.8319	6.8298	6.8324	6.8250
April, 2009	6.8250	6.8312	6.8370	6.8250
May, 2009	6.8324	6.8245	6.8324	6.8201
June, 2009	6.8319	6.8332	6.8368	6.8201
July, 2009	6.8323	6.8320	6.8336	6.8307
August, 2009	6.8312	6.8327	6.8352	6.8309
September, 2009	6.8290	6.8289	6.8316	6.8271
October, 2009	6.8281	6.8275	6.8285	6.8267

Source: People’s Bank of China.

Averages for a period were calculated by using the average of the exchange rates on the last day of each month during the relevant period. Monthly averages are calculated by using the average of the daily rates during the relevant month.

SELECTED UNAUDITED PRO FORMA COMBINED CONDENSED
FINANCIAL DATA OF MK CAYMAN

As described elsewhere in this proxy statement/prospectus, on July 10, 2009 Middle Kingdom and Pypo Cayman consummated a series of transactions under the merger agreement under which Middle Kingdom changed its domicile to the Cayman Islands and MK Cayman then acquired all of the outstanding ordinary shares of Pypo Cayman.

In the redomestication, each outstanding share of Middle Kingdom common stock and each outstanding share of Middle Kingdom Class B common stock, except for those shares of Class B common stock that were converted into the right to receive cash as discussed below, were converted into an ordinary share of MK Cayman. As of both June 30, 2009 and the date of the redomestication Middle Kingdom had outstanding 1,065,650 shares of common stock and 2,917,593 shares of Class B common stock. MK Cayman also assumed from MK Arizona, which had assumed the obligations from Middle Kingdom, (i) the obligation to issue common stock upon any exercise of 1,578,250 Class A common stock purchase warrants and 3,420,305 Class B common stock purchase warrants and (ii) the obligation to issue common stock and Class A warrants and Class B redeemable warrants upon any exercise of options to purchase 19,800 Series A Units and 330,000 Series B Units held by the representative of the underwriters of Middle Kingdom’s initial public offering.

Under Middle Kingdom’s Certificate of Incorporation, the holders of Middle Kingdom’s Class B common stock were entitled to vote on the proposed business combination with Pypo Cayman. A holder of Middle Kingdom’s Class B common stock who voted against the proposed business combination and who followed certain procedures was entitled to convert its Class B shares into the right to receive cash in the amount of $8.24 per share plus a pro rata share of the interest Middle Kingdom has earned on the investment of the proceeds of its initial public offering after the payment to Middle Kingdom of the lesser of 50% or $1.2 million of such interest and certain federal and state taxes (an aggregate conversion price of approximately $8.50 per share as of March 31, 2009 and $8.51 per share as of the date of the business combination). The holders of an aggregate of 154,670 shares of Middle Kingdom Class B common stock elected this right in connection with the vote on the business combination redeemed for $1,317,000 in the aggregate on June 10, 2009 and are presented as a liability on the balance sheet as of June 30, 2009. The holders of an aggregate of 5,250 shares of Middle Kingdom Class B common stock who elected for redemption on June 10, 2009 did not properly redeem their shares as of September 28, 2009.

In addition, in connection with a December 10, 2008 special meeting of the stockholders of Middle Kingdom at which the Middle Kingdom stockholders voted to approve certain amendments to its Certificate of Incorporation, or the extension amendment, which have the effect of extending to August 31, 2009 (from December 13, 2008) the date by which Middle Kingdom must have completed a business combination or liquidate, a holder of Middle Kingdom’s Class B common stock who voted against the extension amendment and who followed certain procedures had the right to convert its shares of Class B common stock into the right to receive cash. The holders of 348,042 shares (10.17%) of Middle Kingdom’s Class B common stock elected to convert their shares into the right to receive cash at that time. Middle Kingdom redeemed those 348,042 Class B common shares in December 2008 for $2,934,000.

As a result of the conversions to cash of Middle Kingdom Class B common stock described in the preceding two paragraphs, in the redomestication MK Cayman issued an aggregate of 3,988,493 ordinary shares upon the conversion of the 1,065,650 shares of common stock and the 2,922,843 shares Class B common stock of Middle Kingdom, and MK Cayman also assumed (i) the obligation to issue common stock upon any exercise of 1,578,250 Class A common stock purchase warrants and 3,420,305 Class B common stock purchase warrants and (ii) the obligation to issue 99,000 ordinary shares and 99,000 Class A warrants and 330,000 ordinary shares and 330,000 Class B redeemable warrants upon any exercise of options to purchase 19,800 Series A Units and 330,000 Series B Units held by the representative of the underwriters of Middle Kingdom’s initial public offering.

The business combination between MK Cayman and Pypo Cayman was affected through the issuance by MK Cayman of (i) 45,000,000 shares of its ordinary stock and 3,400,000 Class B redeemable warrants for all of the outstanding ordinary shares of Pypo Cayman. MK Cayman has also agreed to issue an additional 23,000,000 ordinary shares, or the earn-out shares, to the former stockholders of Pypo Cayman if certain performance targets are met in fiscal 2010, 2011 or potentially 2012.

The following selected unaudited combined condensed pro forma financial data are presented to illustrate the effects of the redomestication and business combination. The following unaudited combined condensed pro forma financial data are based on the historical financial statements of Middle Kingdom included in its Annual Report on Form 10-K for the year ended December 31, 2008 and in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2009, and on the historical financial statements of Pypo Cayman included elsewhere in this proxy statement/prospectus, and should be read in conjunction with those historical financial statements including the notes thereto.

The redomestication and business combination are being accounted for as a reverse merger, whereby Pypo will be the continuing entity for financial reporting purposes, and will be deemed to be the acquirer of Middle Kingdom. The redomestication and business combination are being accounted for as a reverse merger because (i) after the redomestication and business combination the former stockholders of Pypo Cayman hold the substantial majority of the outstanding ordinary shares of MK Cayman, and have the ability to initially appoint the majority of the members of the board of directors of MK Cayman, and (ii) Middle Kingdom had no prior operations and was formed for the purpose of effecting a business combination, such as the business combination with Pypo.

In November, 2008, Capital Ally, which owns the majority of the outstanding ordinary shares of Pypo Cayman, acquired more than 50% of the outstanding voting shares (common stock and Class B common stock combined) of Middle Kingdom. However, the redomestication and business combination are not being accounted for as a combination of entities under common control since Capital Ally did not acquire in excess of 80% of Middle Kingdom’s outstanding Class B common stock, and, under the terms of the merger agreement Middle Kingdom would proceed with the business combination only if the holders of less than 20% of its Class B shares vote against the business combination and elect to convert their Class B shares into the right to receive cash. As a result, Capital Ally did not control Middle Kingdom with respect to the completion of the business combination, and Middle Kingdom was formed for the purpose of effecting a business combination, such as the business combination with Pypo.

In accordance with the applicable accounting guidance for accounting for the redomestication and business combination as a reverse merger, first Pypo Cayman was deemed to have undergone a recapitalization, whereby its outstanding ordinary shares were converted into 45,000,000 ordinary shares of MK Cayman and 3,400,000 MK Cayman Class B redeemable warrants.

Immediately thereafter MK Cayman, as the parent company of Pypo, which is the continuing accounting entity, was deemed to have acquired the assets and assumed the liabilities of Middle Kingdom in exchange for the conversion of the 1,065,650 outstanding shares of Middle Kingdom common stock and the 2,922,843 outstanding shares of Middle Kingdom Class B common stock into 3,988,493 MK Cayman ordinary shares, and MK Cayman’s assumption of (i) the obligation to issue common stock upon any exercise of 1,578,250 Class A common stock purchase warrants and 3,420,305 Class B common stock purchase warrants and (ii) the obligation to issue 99,000 ordinary shares and 99,000 Class A warrants and 330,000 ordinary shares and 330,000 Class B redeemable warrants upon any exercise of options to purchase 19,800 Series A Units and 330,000 Series B Units held by the representative of the underwriters of Middle Kingdom’s initial public offering.

However, although MK Cayman, as the parent company of Pypo, will be deemed to have acquired Middle Kingdom, in accordance with the applicable accounting guidance for accounting for the redomestication and business combination as a reverse merger, Middle Kingdom’s assets and liabilities will be recorded at their historical carrying amounts, which approximate their fair value, with no goodwill or other intangible assets recorded.

As discussed above, MK Cayman has also agreed to issue an additional 23,000,000 earn-out shares to the former shareholders of Pypo Cayman if certain performance targets are met in fiscal years ending March 31, 2010, 2011 or potentially 2012. For financial reporting purposes, such earn-out shares will not be considered issued or outstanding upon the completion of the business combination, and the issuance of the earn-out shares will only be reflected in the financial statements if and when they become issuable as the result of the achievement of the performance targets. Those former Pypo stockholders include individuals and companies that will have no role in the day-to-day management of MK Cayman as well as individuals who will be members of the management of MK Cayman. As these earn-out shares would be issued proportionately to all of the former Pypo stockholders, without regard to employment status, and the issuance of the earn-out shares is not dependent on the continued employment of any former Pypo stockholder, the issuance of any earn-out shares would be accounted for as an adjustment to the original recapitalization of Pypo (a transfer of the par value of any earn-out shares issued between common stock and paid in capital) and would have no effect on the results of operations.

Middle Kingdom used a fiscal year ending December 31, and Pypo used a fiscal year ending March 31. As reported elsewhere in this proxy statement/prospectus, MK Cayman will use a March 31, year end.

The accompanying unaudited combined condensed pro forma balance sheet as of June 30, 2009 has been prepared by combining the historical balance sheet of Middle Kingdom as of June 30, 2009 and the historical balance sheet of Pypo as of June 30, 2009. The pro forma adjustments to the unaudited combined condensed pro forma balance sheet assume the redomestication and business combination occurred on June 30, 2009.

The accompanying unaudited combined condensed pro forma statements of operations have been prepared assuming the proposed redomestication and business combination occurred on April 1, 2008. The unaudited combined condensed pro forma statement of operations for the year ended March 31, 2009 has been prepared by combining the historical statement of operations of Middle Kingdom for the 12 months period ended March 31, 2009 with the historical statement of operations for Pypo for the year ended March 31, 2009. The unaudited combined condensed pro forma statement of operations for the three months ended June 30, 2009 has been prepared by combining the historical statement of operations of Middle Kingdom for the three months ended June 30, 2009 with the historical statement of operations for Pypo for the three months ended June 30, 2009.

The accompanying selected unaudited combined condensed pro forma financial data are presented for illustrative purposes only, and are not necessarily indicative of the actual results of operations or financial position that would have resulted had the proposed redomestication and business combination been completed on the dates assumed. The pro forma adjustments are based on available information and assumptions that are believed to be reasonable. However, future results of operations and financial position may vary significantly from the results reflected in the accompanying selected unaudited combined condensed pro forma financial data due to the factors described in “Risk Factors” included elsewhere herein.

	Year ended March 31, 2009(1)	Three Months ended June 30, 2009(2)
	(USD thousands, except for share and per share amounts)
Income Statement Data
Net Revenues	$570,651	$197,730
Gross profit	70,107	24,407
Income from operations	30,417	10,394
Net income attributable to the shareholders	18,167	3,293
Net income attributable to the shareholders per common share – basic	$0.37	$0.07
Weighted average number of shares used in calculating net income per share – basic	48,988,493	48,988,493

As of June 30, 2009(3)
(USD in thousands)
Balance Sheet Data
Current assets	$401,681
Total assets	438,909
Current liabilities	247,075
Total liabilities	249,377
Non-controlling interests	15,878
Stockholders’ equity	189,532

(1)	Prepared using the historical results of operations for Middle Kingdom for the twelve months ended March 31, 2009 and for Pypo for the year ended March 31, 2009 and assuming the redomestication and business combination occurred on April 1, 2008.
(2)	Prepared using the historical results of operations for Middle Kingdom for the three months ended June 30, 2009 with the historical results of operations for Pypo the three months ended June 30, 2009, and assuming the redomestication and business combination occurred on April 1, 2009.
(3)	Prepared using the historical balance sheet of Middle Kingdom as of June 30, 2009 and for Pypo as of June 30, 2009 and assuming the redomestication and business combination occurred on June 30, 2009.

COMPARATIVE PER SHARE DATA

The following table sets forth selected net income and book value per share information for Middle Kingdom and Pypo Cayman on a historical basis, for MK Cayman on a pro forma basis, and for MK Cayman on a pro forma basis per equivalent Middle Kingdom share and per equivalent Pypo Cayman share.

The following comparative per share data should be read in conjunction with each of the following, which are set forth elsewhere in this proxy statement/prospectus: (i) the selected financial data of Middle Kingdom and Pypo Cayman, (ii) the consolidated financial statements of Middle Kingdom and Pypo Cayman, including the notes thereto, (iii) the Selected Unaudited Pro Forma Combined Condensed Financial Data of MK Cayman, and (iv) the Unaudited Combined Condensed Pro Forma Financial Statements of MK Cayman.

The pro forma information below does not purport to represent the earnings per share which would have occurred had the companies been combined, nor earnings per share for any future date or period. The pro forma combined book value per share information below does not purport to represent what the value of the companies would have been had the companies been combined nor the value for any future date or period.

	Historical
	Pypo Cayman year ended March 31, 2009	Middle Kingdom twelve months ended March 31, 2009	MK Cayman pro forma year ended March 31, 2009
	(amounts in thousands except for per share and share amounts)
Net Income (loss)	$21,754	$(1,791)	$19,778
Net (loss) income attributable to the shareholders	$20,143	$(1,791)	$18,167
Net (loss) income attributable to the shareholders per common share – basic	$0.07	$(0.41)	$0.37
Net income per share per equivalent Middle Kingdom common share and Class B share common share – basic(1)			$0.37
Net income per equivalent Pypo Cayman ordinary share – basic(2)			$0.06
Weighted average number of shares used in the calculation of net income attributable to the shareholders per share – basic	272,270,000	4,380,112	48,988,493

	Historical
	Pypo Cayman three months ended June 30, 2009	Middle Kingdom three months ended June 30, 2009	MK Cayman pro forma three months ended June 30, 2009
	(amounts in thousands except for per share and share amounts)
Net Income (loss)	$5,520	$(805)	$4,710
Net (loss) income attributable to the shareholders	$4,103	$(805)	$3,293
Net (loss) income attributable to the shareholders per common share – basic	$0.02	$(0.19)	$0.07
Net income per share per equivalent Middle Kingdom common share and Class B share common share – basic(1)			$0.07
Net income per equivalent Pypo Cayman ordinary share – basic(2)			$0.01
Weighted average number of shares used in the calculation of net income attributable to the shareholders per share – basic	272,700,000	4,136,271	48,988,493

	Historical
	Pypo as of June 30, 2009	Middle Kingdom as of June 30, 2009	MK Cayman pro forma as of June 30, 2009
	(amounts in thousands except for per share and share amounts)
Total stockholders’ equity	$158,766	$20,790	$173,654
Book value per share – basic	$0.58	$5.21	$3.54
Book value per share per equivalent Middle Kingdom common share and Class B share common share – basic(1)			$3.54
Book value per equivalent Pypo Cayman ordinary share – basic(2)			$0.58
Weighted average number of shares used in the calculation of book value per share – basic	272,700,000	3,988,493	$48,988,243

(1)	Amounts per share of equivalent Middle Kingdom common share and Class B common share are computed by multiplying the pro forma per share amounts by the effective exchange ratio of one MK Cayman ordinary share per Middle Kingdom common share or Class B common share.
(2)	Amounts per share of equivalent Pypo Cayman ordinary share are computed by multiplying the pro forma per share amounts by the effective exchange ratio of 0.1650 MK Cayman ordinary share per Pypo Cayman ordinary share.

PRICE RANGE OF SECURITIES AND DIVIDENDS

MK Cayman’s ordinary shares, Class A Warrants, Class B Warrants, Series A Units, and Series B Units trade on the OTC BB under the symbols PYPCF, PYPWF, PYPZF, PYPAF, and PYPBF, respectively. The closing price for these securities on September 30, 2009 was $9.00, $5.00, $0.66, $13.00 and $5.00, respectively.

Prior to the consummation of the Business Combination on July 9, 2009, the common stock, Class B common stock, Class A warrants, Class B redeemable warrants, Series A units, and Series B units of MK Cayman’s predecessor, Middle Kingdom, were quoted on the OTC BB under the symbols MKGD, MKGBB, MKGDW, MKGBW, MKGDU, and MKGBU, respectively. The Business Combination transaction resulted in only one class of common stock remaining, as holders of Middle Kingdom’s common stock and Class B common stock received one ordinary share of MK Cayman in exchange for each share of common stock or Class B common stock. Prior to the Business Combination, Pypo’s securities were not publicly traded.

Middle Kingdom Series A and Series B units commenced public trading on December 14, 2006, when such units were broken into individual components consisting of common stock, Class B common stock, Class A warrants, and Class B redeemable warrants. These components commenced trading on the Pink Sheets on March 13, 2007 and began trading on the OTC BB on March 14, 2007.

The table below sets forth, for the calendar quarters indicated and most recent six months, the high and low closing prices for the securities as reported on the OTC BB in U.S. dollars. These quotations reflect inter-dealer prices, without markup, markdown or commissions, and may not represent actual transactions.

	Series A Units		Series B Units		Common Stock		Class B Common Stock		Ordinary Shares				Class A Warrants		Class B Warrants
	High	Low	High	Low	High	Low	High	Low	High		Low		High	Low	High	Low
2005	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a		n/a		n/a	n/a	n/a	n/a
2006	8.00	8.00	8.10	8.00	n/a	n/a	n/a	n/a	n/a		n/a		n/a	n/a	n/a	n/a
2007	10.95	7.30	8.95	7.95	4.25	1.15	7.90	7.38	n/a		n/a		1.05	0.95	0.95	0.46
2008: 3-Month Period Ending
March 31	8.75	6.00	8.70	8.11	1.15	1.15	8.04	7.86	n/a		n/a		0.90	0.65	0.69	0.25
June 30	8.25	6.00	8.65	8.11	1.15	1.15	8.10	7.95	n/a		n/a		0.65	0.65	0.65	0.25
September 30	8.00	7.95	8.60	7.80	4.00	1.25	8.23	7.85	n/a		n/a		0.51	0.10	0.50	0.11
December 31	8.00	5.00	8.50	7.75	4.00	4.00	8.35	7.50	n/a		n/a		0.66	0.44	0.65	0.20
2009: 3-Month Period Ending
March 31	8.00	8.00	8.05	8.05	1.01	1.01	8.00	7.50	n/a		n/a		0.50	0.50	0.415	0.12
June 30	8.00	7.00	10.00	2.05	2.05	2.05	7.61	7.00	n/a		n/a		0.51	0.51	0.55	0.23
September 30	14.50	8.50	9.50	3.20	9.00	2.00	9.00	3.50	n/a		n/a		5.00	1.50	0.90	0.40
Most Recent Six Months
May 2009	8.00	8.00	7.50	2.05	1.01	1.01	7.61	7.60	n/a		n/a		0.51	0.51	0.47	0.23
June 2009	7.00	7.00	10.00	4.30	2.05	2.05	7.00	7.00	n/a		n/a		0.51	0.51	0.55	0.32
July 2009	10.50	8.50	9.50	4.05	2.05	2.05	9.00	4.95	n/a		n/a		0.51	0.51	0.64	0.43
August 2009	10.00	10.00	4.05	3.20	8.00	2.00	8.00	3.50	8.00	(1)	2.00	(1)	5.00	1.50	0.90	0.40
Sept 2009	14.50	12.00	5.00	4.16	n/a	n/a	n/a	n/a	9.00		7.00		5.00	5.00	0.78	0.66
Oct 2009	12.96	10.25	5.00	5.00	n/a	n/a	n/a	n/a	9.00		8.50		5.00	5.00	0.51	0.74

(1)	Effective from August 27, 2009, as a result of the Business Combination, each share of common stock and Class B common stock began to trade as one ordinary share under the symbol “PYPCF”.

Dividends Post Business Combination.  The payment of dividends by MK Cayman in the future will be contingent upon revenues and earnings, if any, capital requirements and the general financial condition subsequent to completion of the business combination. The payment of any dividends subsequent to that time will be within the discretion of the board of directors serving at that time and subject to the limitations imposed by Cayman Islands law. It is the present intention of the board of directors to retain all earnings, if any, for use in business operations and, accordingly, it does not anticipate declaring any dividends in the foreseeable future. Loans or credit facilities may also limit MK Cayman’s ability to pay dividends.

THE MIDDLE KINGDOM SPECIAL MEETING

Middle Kingdom is furnishing this proxy statement/prospectus to its stockholders as part of the solicitation of proxies by its board of directors for use at the special meeting in connection with the proposed redomestication of Middle Kingdom to the Cayman Islands and the proposed business combination with Pypo. This document provides you with the information you need to know to be able to vote or instruct your vote to be cast at the special meeting.

Date, Time and Place.  Middle Kingdom will hold the special meeting at 10:00 a.m., Eastern daylight time, on June 29, 2009, at 333 Sandy Springs Circle, Suite 223, Atlanta, GA 30328 to vote on the proposals to approve the redomestication, the business combination and any adjournment of the special meeting.

Purpose.  At the special meeting, holders of Middle Kingdom’s Class B common stock and, with respect to certain proposals, common stock will be asked to approve:

1. Redomestication Proposal — The Class B and common stockholders, voting as a group, will be asked to approve the corporate reorganization of Middle Kingdom that would result in holders of Middle Kingdom securities holding securities in a Cayman Islands exempted company rather than a Delaware corporation. If you vote “FOR” the adoption of this proposal, you will be voting as a stockholder of Middle Kingdom to authorize the short-form merger of Middle Kingdom with and into MK Arizona and you will be voting to authorize the Middle Kingdom board of directors to complete the conversion and continuation of MK Arizona into a Cayman Islands exempted company.

2. Business Combination Proposal — The Class B common stockholders will be asked to approve the share exchange included in the merger agreement. If you vote “FOR” the adoption of this proposal, you will be voting to authorize the MK Cayman board of directors to complete the share exchange, as the share exchange will not take effect unless and until Middle Kingdom’s corporate domicile becomes the Cayman Islands.

3. Share Increase Proposal — The Class B and common stockholders, voting as a group, will be asked to approve the authorization of 1,000,000,000 ordinary shares in MK Cayman’s Memorandum of Association, as compared to 21,000,000 shares of capital stock authorized, as of the record date, in Middle Kingdom’s Certificate of Incorporation, as agreed upon in the merger agreement.

4. Declassification Proposal — The Class B and common stockholders, voting as a group, will be asked to approve the elimination in MK Cayman’s Memorandum of Association of the classified board authorized, as of the record date, in Middle Kingdom’s Certificate of Incorporation, as agreed upon in the merger agreement.

5. Amendment Proposal — The Class B and common stockholders, voting as a group, will be asked to approve in MK Cayman’s Memorandum of Association a provision providing that the amendment of either of MK Cayman’s Memorandum of Association or Articles of Association will require a vote of two-thirds of its shareholders voting in person or by proxy at a meeting, as compared to the vote of a majority of the outstanding stock as set forth in Middle Kingdom’s Certificate of Incorporation.

6. Quorum Proposal — The Class B and common stockholders, voting as a group, will be asked to approve in MK Cayman’s Memorandum of Association a provision providing that the quorum for a meeting of shareholders will be one-third of its outstanding shares, as opposed to a majority of the outstanding stock entitled to vote as set forth in Middle Kingdom’s bylaws.

7. Shareholder Consent Proposal — The Class B and common stockholders, voting as a group, will be asked to approve in MK Cayman’s Articles of Association a provision providing that the MK Cayman shareholders may pass resolutions without holding a meeting only if such resolutions are passed by a unanimous written resolution signed by all of the shareholders entitled to vote, as opposed to the provisions in Middle Kingdom’s Certificate of Incorporation that provide that stockholders may take action without a meeting if written consent to the action is signed by the holders of outstanding stock having the minimum number of votes necessary to authorize or take the action at a meeting of the stockholders.

8. Adjournment Proposal — The Class B and common stockholders, voting as a group, may be asked to approve an adjournment of the special meeting for the purpose of soliciting additional proxies.

Pursuant to the merger agreement, the redomestication will not be consummated unless the Business Combination Proposal is also approved. Similarly, the business combination will not take place if each of the Redomestication Proposal, Share Increase Proposal, Declassification Proposal, Amendment Proposal, Quorum Proposal and Shareholder Consent Proposal is not approved.

Middle Kingdom’s board of directors has unanimously determined that the redomestication and the business combination are fair to and in the best interests of Middle Kingdom and its stockholders, approved and declared each of them advisable, adopted resolutions approving the merger and setting forth the terms thereof, and recommends that Middle Kingdom stockholders vote “FOR” (a) the Redomestication Proposal, (b) the Business Combination Proposal, (c) the Share Increase Proposal, (d) the Declassification Proposal, (e) the Amendment Proposal, (f) the Quorum Proposal, (g) the Shareholder Consent Proposal and (h) the Adjournment Proposal. The board of directors has also determined that the fair market value of Pypo is at least 80% of Middle Kingdom’s net assets, which is necessary to satisfy the provisions of its Certificate of Incorporation enabling it to consummate the business combination.

The special meeting has been called only to consider approval of the Redomestication Proposal, Business Combination Proposal, Share Increase Proposal, Declassification Proposal, Amendment Proposal, Quorum Proposal, Shareholder Consent Proposal and the Adjournment Proposal. Under Delaware law and Middle Kingdom’s bylaws, no other business may be transacted at the special meeting.

Record Date; Who Is Entitled to Vote.  The “record date” for the special meeting is May 8, 2009. Record holders of Middle Kingdom Class B common stock and common stock at the close of business on the record date are entitled to vote or have their votes cast at the special meeting. On the record date, there were 3,072,263 outstanding shares of Middle Kingdom Class B common stock and 1,065,650 outstanding shares of Middle Kingdom common stock. Each share of Class B common stock is entitled to one vote per proposal at the special meeting. Each share of common stock is entitled to one vote per proposal at the special meeting, except for the Business Combination Proposal, for which the common stock does not have voting rights. Middle Kingdom’s Class A warrants and Class B redeemable warrants do not have voting rights.

Middle Kingdom stockholders are being asked to approve actions that will be taken by MK Cayman, including the entry into of the business combination and related transactions, as Middle Kingdom’s Certificate of Incorporation requires that the majority of the Class B shares voted at the special meeting approve its business combination with Pypo and as the business combination will not take effect unless and until Middle Kingdom’s corporate domicile becomes the Cayman Islands.

Vote Required.  Approval of the Redomestication Proposal, Share Increase Proposal, Declassification Proposal, Amendment Proposal, Quorum Proposal and Shareholder Consent Proposal will require the affirmative vote of a majority in voting power of the outstanding shares of Middle Kingdom’s common stock and Class B common stock, voting as a group. Approval of the Business Combination Proposal requires the affirmative vote of a majority of the Class B shares cast at the special meeting. Approval of the Adjournment Proposal requires the affirmative vote of the holders of a majority in voting power of Middle Kingdom’s common stock and Class B common stock, voting as a group, present in person at the meeting or represented by a proxy and entitled to vote thereon.

Even if a majority of the Class B stockholders approves the Business Combination Proposal, pursuant to Middle Kingdom’s Certificate of Incorporation, Middle Kingdom’s board of directors will vote to terminate the business combination if holders of 336,019 or more of the shares of Class B common stock vote against the Business Combination Proposal and exercise their right to convert their shares into a pro rata portion of the funds available in the trust account. In addition, pursuant to the merger agreement, it is a condition to the obligation of the parties to consummate the business combination that each of the Redomestication Proposal, Share Increase Proposal, Declassification Proposal, Amendment Proposal, Quorum Proposal and Shareholder Consent Proposal be approved by Middle Kingdom’s stockholders. If the Business Combination Proposal is approved, but the Redomestication Proposal, Share Increase Proposal, Declassification Proposal, Amendment Proposal, Quorum Proposal and Shareholder Consent Proposal are not approved, Middle Kingdom will not be able to go forward with the business combination with Pypo. Conversely, if each of the Redomestication Proposal, Share Increase Proposal, Declassification Proposal, Amendment Proposal, Quorum Proposal and Shareholder Consent Proposal

is approved, but the Business Combination Proposal is not approved, Middle Kingdom will not be able to go forward with the redomestication to the Cayman Islands.

Middle Kingdom’s initial stockholders, including its officers and directors, hold in the aggregate 841,700 shares of Middle Kingdom common stock and 3,500 shares of Middle Kingdom Class B common stock, which Class B common stock was acquired after Middle Kingdom’s IPO. These shares represent approximately 20.4% of Middle Kingdom’s issued and outstanding common stock and Class B common stock, as a group, and approximately 0.1% of Middle Kingdom’s issued and outstanding Class B common stock. Middle Kingdom’s initial stockholders, including its officers and directors, intend to vote all of their common stock in favor of the Redomestication Proposal, Share Increase Proposal, Declassification Proposal, Amendment Proposal, Quorum Proposal and Shareholder Consent Proposal and all of their Class B common stock in favor of the Business Combination Proposal. If Middle Kingdom’s directors and executive officers and their affiliates decide to purchase additional shares in advance of the special meeting, the decision to purchase would be based on factors such as the likelihood of approval or disapproval of the proposals, the number of Class B shares for which conversion may be requested and the financial resources available to such prospective purchasers.

As of the record date Pypo Cayman’s two largest shareholders, Capital Ally and Arch, beneficially owned 2,685,200 Middle Kingdom Class B shares, which were acquired between November 10, 2008 and December 5, 2008, and which represent 87.4% of the outstanding Class B shares and 64.9% of the common stock and Class B common stock, voting as a group. As such, if Arch and Capital Ally collectively vote for each of the proposals set forth in this proxy statement/prospectus, such proposals will achieve the required vote for completion. Middle Kingdom had been advised that Arch and Capital Ally intended to vote “FOR” each of the proposals. Notwithstanding the above, the Business Combination Proposal will not be completed if 20% or more of the holders of Middle Kingdom’s Class B shares elect conversion (or an additional 336,019 shares), including those that converted in connection with Middle Kingdom’s December 10, 2008 special meeting.

Abstentions; Broker Non-Votes.  Abstaining from voting or not voting on a proposal (including broker non-votes which are described in the next paragraph), either in person or by proxy or voting instruction, will not have an effect on the vote relating to the Business Combination Proposal, since Middle Kingdom’s Certificate of Incorporation provides that only votes cast at the meeting will count toward the vote on the Business Combination Proposal. In addition, an abstention will not count toward the 336,019 or more Class B shares voting “against and converting” that would result in the business combination’s termination, and you would be unable to exercise any conversion rights upon approval of the business combination. Similarly, a broker non-vote will have no effect on the Adjournment Proposal vote, but an abstention will have the effect of a vote against the Adjournment Proposal. With respect to the Redomestication Proposal, Share Increase Proposal, Declassification Proposal, Amendment Proposal, Quorum Proposal and Shareholder Consent Proposal, an abstention or a broker non-vote will have the same effect as a vote against the proposal.

A broker non-vote occurs when a broker submits a proxy card with respect to shares held in a fiduciary capacity (typically referred to as being held in “street name”) but declines to vote on a particular matter because the broker has not received voting instructions from the beneficial owner and does not have discretionary authority to vote on the proposal. Under the rules that govern brokers who are voting with respect to shares held in street name, brokers have the discretion to vote such shares on routine matters, but not on non-routine matters. The matters currently planned to be considered by the stockholders are not routine matters. As a result, brokers can only vote the Middle Kingdom Class B or common shares if they have instructions to do so. Broker non-votes will not be counted in determining whether the Business Combination Proposal or the Adjournment Proposal to be considered at the meeting are approved, but will have the effect of a vote against the Redomestication Proposal, Share Increase Proposal, Declassification Proposal, Amendment Proposal, Quorum Proposal and Shareholder Consent Proposal.

Voting Your Shares.  Each share of Class B common stock or common stock that you own in your name entitles you to one vote per proposal, except with respect to the Business Combination Proposal, for which only the Class B common stockholders will be entitled to vote. Your proxy card shows the number of shares you own.

There are three ways for holders of record to have their shares represented and voted at the special meeting:

By signing and returning the enclosed proxy card.  If you duly sign and return a proxy card, your “proxy,” whose names are listed on the proxy card, will vote your shares as you instruct on the card. If you sign and return the proxy card, but do not give instructions on how to vote your shares, your shares will be voted as recommended by the Middle Kingdom Board, which is “FOR” approval of each proposal.

By telephone or on the internet.  You can submit a proxy to vote your shares by following the telephone or internet voting instructions included with your proxy card. If you do, you should not return the proxy card. If you vote this way, however, although you will be able to exercise conversion rights, you will not be able to make a partial exercise of your conversion rights.

You can attend the special meeting and vote in person.  We will give you a ballot when you arrive. However, if your shares are held in the “street name” of your broker, bank or another nominee, you must get a proxy from the broker, bank or other nominee. That is the only way we can be sure that the broker, bank or nominee has not already voted your shares.

Conversion Rights.  Pursuant to the arrangements established at the time of Middle Kingdom’s IPO, all Middle Kingdom Class B stockholders are entitled to elect conversion of their Class B shares in the event they vote against the business combination and tender their shares as described in the section below entitled “Conversion Procedures.” However, the business combination will not be consummated if the holders of 336,019 or more of the Class B common stock exercise their conversion rights in connection with the business combination. If you properly exercise your conversion rights, then you will be irrevocably exchanging your shares of Class B common stock for cash and, upon delivery of such shares after completion of the business combination, will no longer own those shares of Class B common stock upon the consummation of the business combination. You may only demand that Middle Kingdom convert your Class B shares by checking the box on the proxy card and, at the same time, ensuring your bank or broker complies with the requirements described in the section below entitled “Conversion Procedures.” You will only be entitled to receive cash for those Class B shares if you continue to hold those shares through the closing date of the business combination.

In connection with tendering your shares for conversion, in order to receive the conversion price, you must elect either to physically tender your stock certificates to Middle Kingdom’s transfer agent or deliver your shares electronically to the transfer agent using The Depository Trust Company’s DWAC (Deposit/Withdrawal At Custodian) System, which election would likely be determined based on the manner in which you hold your shares. In order to finalize your conversion, you must submit your shares so that they are received by Middle Kingdom’s transfer agent within 90 days after the meeting date. This period should allow converting stockholders sufficient time to deliver their shares to Middle Kingdom’s transfer agent

Prior to exercising conversion rights, Middle Kingdom’s Class B stockholders should verify the market price of Middle Kingdom’s Class B common stock, as they may receive higher proceeds from the sale of their shares in the public market than from exercising their conversion rights. The closing price of Middle Kingdom’s Class B common stock on May 8, 2009 was $7.60 and the amount of cash held in the IPO trust account on May 8, 2009 was approximately $25,893,600. If a Class B stockholder would have elected to exercise conversion rights on such date, he or she would have been entitled to receive approximately $8.51 per share. This amount includes approximately $0.08 per Class B share representing the pro rata portion of Middle Kingdom’s income tax refund that is not expected to be received by the date of the special meeting. If the business combination is completed, Middle Kingdom will pay Class B stockholders that exercise their conversion rights their per share allocation of the trust account assuming the maximum amount of the income tax refund is received.

Conversion Procedures.  If you wish to exercise your conversion rights, you must:

•	check the box on your proxy card OR if you vote by telephone, you will need to select the exercise conversion option on the telephone voting menu OR if you vote by internet, you will need to select the exercise conversion option on the internet voting menu;
•	if you vote by submitting a proxy card, you may make partial exercise of your conversion rights by indicating on the proxy card the number of Class B shares you wish to convert (if you vote by telephone or via the internet you may exercise your conversion rights in full, but will not be able to make a partial exercise of your conversion rights);
•	affirmatively vote against approval of the Business Combination Proposal;
•	deliver your stock certificates to Middle Kingdom’s transfer agent or ensure that your bank or broker complies with the delivery procedures described in the following paragraphs.

Through the DWAC system, the electronic delivery process can be accomplished by the stockholder, whether or not it is a record holder or its shares are held in “street name,” by contacting the transfer agent or its broker and requesting delivery of its shares through the DWAC system. Middle Kingdom believes that, as of the record date, approximately 80% of its shares were held in “street name.” Delivering shares physically may take significantly longer. In order to obtain a physical stock certificate, a stockholder’s broker and/or clearing broker, DTC, and Middle Kingdom’s transfer agent will need to act together to facilitate this request. There is a nominal cost associated with the above-referenced tendering process and the act of certificating the shares or delivering them through the DWAC system. The transfer agent will typically charge the tendering broker $35 and the broker would determine whether or not to pass this cost on to the converting holder. It is Middle Kingdom’s understanding that stockholders should generally allot at least two weeks to obtain physical certificates from the transfer agent. Middle Kingdom does not have any control over this process or over the brokers or DTC, and it may take longer than two weeks to obtain a physical stock certificate. Such stockholders will have less time to make their investment decision than those stockholders that do not elect to exercise their conversion rights. Although delivery of shares is not required until 90 days after the special meeting, stockholders who request physical stock certificates and wish to convert must take additional steps to meet the deadline for tendering their shares as opposed to those stockholders that deliver their shares electronically.

If you do not hold your shares in physical certificate form, your bank or broker must, within 90 days after the special meeting, electronically transfer your Class B shares using the DWAC system to the DTC account of Continental Stock Transfer & Trust Company, Middle Kingdom’s stock transfer agent, and provide Continental Stock Transfer & Trust Company with the necessary stock powers. If your bank or broker does not provide each of these documents to Continental Stock Transfer & Trust Company, 17 Battery Place, New York, NY 10004, Attn: Mark Zimkind, tel. (212) 845-3287, fax (212) 616-7616, prior to this deadline, your shares will not be converted. Prior to the vote taken with respect to a proposed business combination, your bank or broker also is strongly encouraged to provide Continental Stock Transfer & Trust Company with written instructions that you want to convert your Class B shares and a written letter addressed to Continental Stock Transfer & Trust Company stating that you were the owner of such Class B shares as of the record date, you have owned such shares since the record date and you will continue to own such Class B shares through the closing of the acquisition. Failure to deliver such written instruction letter will not prevent you from converting your Class B shares; however, it will result in substantial delays in your receiving the pro rata portion of the trust account to which you are entitled.

At the closing of the business combination, Middle Kingdom will issue irrevocable written instructions to the trustee to retain the pro rata portion of the trust account allocable to the converting Class B stockholders for up to 90 days following the closing for distribution to the converting Class B stockholders upon satisfaction of the conversion requirements discussed in this proxy statement/prospectus.

Certificates and shares that have not been tendered in accordance with the above procedures will not be converted to cash. In the event that a stockholder tenders its Class B shares and decides prior to the special meeting that it does not want to convert its Class B shares, the stockholder may withdraw the tender by withdrawing its conversion election. In order to withdraw a conversion tender, the Class B stockholder, or if the stockholder does not hold its Class B shares in physical certificate form, its bank or broker must send a notarized letter to Middle Kingdom’s transfer agent rescinding the prior conversion request. The letter (a) must indicate the name of the stockholder as it appears on the stockholder’s stock certificate or certificates, (b) must state that the stockholder is withdrawing its election to convert, (c) must indicate the number of Class B shares with respect to which the withdrawal is effective and (d) must be signed by the stockholder and such signature must be notarized. The letter should be provided to Continental Stock Transfer & Trust Company, 17 Battery Place, New York, NY 10004, Attn: Mark Zimkind, tel. (212) 845-3287, fax (212) 616-7616. Class B stockholders holding their shares electronically that withdraw a conversion election will have their shares returned electronically, typically on the same business day as the letter is received. Class B stockholders holding their shares in physical certificate form that withdraw a conversion election will have their shares returned via mail, typically within one business day of the receipt of the letter. Alternatively, a stockholder’s Class B shares will not be converted to cash if the stockholder votes for the business combination at the special meeting. Any of the foregoing will result in the stockholder’s Class B shares not being converted into cash.

In the event that a stockholder tenders Class B shares and the business combination is not completed, these Class B shares will not be converted to cash and the physical certificates representing these Class B shares will be returned to the stockholder promptly following the determination that the business combination will not be consummated. Middle Kingdom anticipates that a stockholder who tenders Class B shares for conversion in connection with the vote to approve the business combination would receive payment of its conversion price for such Class B shares promptly after completion of the business combination. Middle Kingdom will hold the certificates of Class B stockholders that elect to convert their Class B shares into a pro rata portion of the funds available in the trust account until such Class B shares are converted to cash or returned to such stockholders.

With regard to the income tax refund receivable of $240,000, which is included in the computation of the total balance available in the trust account, if Middle Kingdom liquidates it will make a pro rata distribution to the holders of Class B shares when such funds are received. In order to collect the tax refund, Middle Kingdom must file the appropriate U.S. federal and State of Georgia corporate income tax returns for 2008. Simultaneously with or shortly thereafter, Middle Kingdom must file the necessary U.S. federal and State of Georgia application forms for a claim of tentative refunds. Middle Kingdom expects to make these filings prior to June 30, 2009. Middle Kingdom expects the respective taxing authorities to take approximately 90 – 120 days to make their respective claim of tentative refunds payments. Once the refunds have been received, the trustee of the trust account will make a second distribution to the holders of Class B shares for their pro rata share of these funds. If the business combination is completed, Middle Kingdom will pay Class B stockholders that exercise their conversion rights their per share allocation of the trust account assuming the maximum amount of the income tax refund is received. As such, Class B stockholders that exercise their conversion rights will not be required to wait for the receipt of the income tax refund in order to receive their pro rata portion of the refund.

If you demand conversion of your Class B shares, and later decide that you do not want to convert such Class B shares, your bank or broker must make arrangements with Continental Stock Transfer & Trust Company, at the telephone number stated above, to withdraw the conversion. To be effective, withdrawals of Class B shares previously submitted for conversion must be completed prior to the commencement of the special meeting.

Continental Stock Transfer & Trust Company can assist with this process. Stockholders who may wish to exercise their conversion rights are urged to promptly contact the account executive at the organization holding their account to accomplish these additional procedures. If such stockholders fail to act promptly, they may be unable to timely satisfy the conversion requirements.

Any action that does not include a vote against the Business Combination Proposal will prevent you from exercising your conversion rights.

Questions About Voting.  Middle Kingdom has retained Advantage Proxy to assist it in the solicitation of proxies. If you have any questions about how to vote or direct a vote in respect of your shares, you may call Advantage Proxy at (206) 870-8565. You may also want to consult your financial and other advisors about the vote.

Revoking Your Proxy and Changing Your Vote.  If you give a proxy, you may revoke it or change your voting instructions at any time before it is exercised by:

•	if you have already sent in a proxy, sending another proxy card with a later date;
•	if you voted by telephone, calling the same number and following the instructions;
•	if you voted by internet, going to the same web site and following the instructions;
•	if you initially submit your vote by telephone and then later submit a proxy card or vote via the internet, your later vote will replace your initial vote by telephone;

•	if you initially submit your vote by submitting a proxy card and then later vote by telephone or on the internet, your later vote will replace your initial vote on your proxy card;
•	if you initially submit your vote via the internet and then later submit a proxy card or vote on the telephone, your later vote will replace your initial vote via the internet;
•	notifying Middle Kingdom in writing before the special meeting that you have revoked your proxy; or
•	attending the special meeting, revoking your proxy and voting in person.

If your shares are held in “street name,” consult your broker for instructions on how to revoke your proxy or change your vote.

If you do not vote your shares of Middle Kingdom Class B or common stock in any of the ways described above, it will have the same effect as a vote against the adoption of the Redomestication Proposal, Share Increase Proposal, Declassification Proposal, Amendment Proposal, Quorum Proposal and Shareholder Consent Proposal but will not have the same effect as a vote against the adoption of the Business Combination Proposal or the Adjournment Proposal. Not voting your Class B shares will not have the effect of a demand of conversion of your Class B shares into a pro rata share of the trust account in which a substantial portion of the proceeds of Middle Kingdom’s IPO are held.

Solicitation Costs.  Middle Kingdom is soliciting proxies on behalf of the Middle Kingdom board of directors. Middle Kingdom will bear all costs and expenses associated with printing and mailing this proxy statement/prospectus, as well as all fees paid to the SEC. This solicitation is being made by mail, but also may be made in person or by telephone. Middle Kingdom and its respective directors, officers, employees and consultants may also solicit proxies in person or by mail or telephone. In addition, Pypo shareholders, officers and directors may solicit proxies in person or by mail or telephone on Middle Kingdom’s behalf. These persons will not receive any additional compensation for these solicitation activities.

Middle Kingdom has retained Advantage Proxy to assist it in soliciting proxies. If you have questions about how to vote or direct a vote in respect of your shares, you may call Advantage Proxy at (206) 870-8565. Middle Kingdom has agreed to pay Advantage Proxy a fee of $7,500, plus expenses, for its services in connection with the special meeting.

Middle Kingdom will ask banks, brokers and other institutions, nominees and fiduciaries to forward its proxy materials to their principals and to obtain their authority to execute proxies and voting instructions. Middle Kingdom will reimburse them for their reasonable expenses.

Stock Ownership.  Information concerning the holdings of certain Middle Kingdom stockholders is set forth under “Beneficial Ownership of Securities.”

Fairness Opinion.  Middle Kingdom did not obtain a fairness opinion in connection with its assessment of Pypo as a suitable acquisition target.

THE BUSINESS COMBINATION PROPOSAL

Middle Kingdom was incorporated on January 17, 2006 in order to serve as a vehicle for the acquisition of any operating business having its primary or substantial operations in the PRC through a merger, capital stock exchange, asset or stock acquisition or other similar business combination.

General Description of the Business Combination

The following discussion of the principal terms of the merger agreement (filed as Exhibit 2.1 to this proxy statement/prospectus) is subject to, and is qualified in its entirety by reference to, the merger agreement, as amended in the form filed as Exhibit 2.2 and 2.3 to this proxy statement/prospectus. The merger agreement and the first amendment to the merger agreement are incorporated by reference into this proxy statement/prospectus. All references to the merger agreement in this proxy statement/prospectus shall be to the merger agreement as amended.

As part of the series of transactions contemplated by the merger agreement, Middle Kingdom established MK Arizona, a wholly owned Arizona subsidiary, and will effect a short-form merger, pursuant to which it will merge with and into MK Arizona, with MK Arizona remaining as the surviving corporation. After the merger, MK Arizona will become a Cayman Islands exempted company pursuant to a conversion and continuation procedure under Arizona and Cayman Islands law. The reorganization will change Middle Kingdom’s place of incorporation from Delaware to the Cayman Islands. We refer to Middle Kingdom after this redomestication to the Cayman Islands as MK Cayman.

Pursuant to the merger agreement, after the redomestication, MK Cayman will acquire all of the outstanding shares of Pypo Cayman by issuing the Pypo Cayman shareholders an aggregate of 45,000,000 MK Cayman ordinary shares and 3,400,000 MK Cayman Class B redeemable warrants. Using a per share value based on the conversion price per Class B share of $8.51, which was in Middle Kingdom’s trust account as of December 31, 2008, and excluding the earn-out shares and Class B redeemable warrants, the agreed consideration represented approximately $378,900,000. In addition, MK Cayman has agreed to issue the Pypo Cayman shareholders up to an additional 23,000,000 MK Cayman ordinary shares pursuant to an earn-out provision in the merger agreement based on the adjusted net income of the combined company during the fiscal years ending March 31, 2010, 2011 and potentially 2012. We refer to this transaction as the “business combination.”

As a result of the business combination, the stockholders of Middle Kingdom, excluding the Pypo shareholders that own shares of Middle Kingdom, are expected to beneficially own approximately 2.9% of the outstanding ordinary shares of MK Cayman, assuming no conversions of shares into cash from funds available in the trust account, and assuming the earn-out is not achieved. If the earn-out is achieved, then the stockholders of Middle Kingdom are expected to beneficially own approximately 2.0% of the issued and outstanding ordinary shares of MK Cayman, and the Pypo shareholders are expected to beneficially own approximately 98% of the issued outstanding ordinary shares of MK Cayman. None of the foregoing percentages reflects the potential effect of an exercise of either the outstanding warrants or the warrants to be issued to the Pypo shareholders.

Background of the Business Combination

The terms of the merger agreement are the result of arm’s-length negotiations between representatives of Middle Kingdom and Pypo. The following is a brief discussion of the background of these negotiations, the merger agreement and related transactions.

Middle Kingdom was formed on January 19, 2006 to complete a merger, capital stock exchange, asset acquisition or other similar business combination with a company having its primary or substantial operations in the PRC. Middle Kingdom completed its IPO on December 19, 2006, raising net proceeds (including the partial exercise of the underwriters’ over-allotment option) of $27,539,602, of which $27,016,727, plus $1,166,561 of deferred underwriting compensation, was deposited into the trust account (approximately $8.24 for each Class B share sold in the offering).

In accordance with Middle Kingdom’s Certificate of Incorporation, these funds will be released either upon the consummation of a business combination or upon the liquidation of Middle Kingdom. Middle Kingdom will liquidate if it has not consummated the business combination with Pypo by August 31,2009. As of December 31, 2008, approximately $25,918,923 was held in deposit in the trust account.

Promptly following Middle Kingdom’s IPO, Middle Kingdom began to search for an appropriate business combination target. During the process, it relied on numerous business relationships and contacted investment bankers, private equity funds, consulting firms, and legal and accounting firms. As a result of these efforts, Middle Kingdom identified and reviewed information with respect to more than 50 possible target companies.

By January 2008, Middle Kingdom had entered into substantive discussions, including some involving the type and amount of consideration Middle Kingdom would offer, with several potential target companies. At least four of these companies (including Pypo) were provided with a detailed term sheet and/or a preliminary letter of intent.

•	In January 2007, Middle Kingdom began discussions with a Hong Kong-based energy company. From January 2007 to May 2008, Middle Kingdom devoted substantial time and resources in conducting due diligence on this company, negotiating the terms of a business combination and preparing legal documents. In December 2007, Middle Kingdom presented a non-binding letter of intent, which over the course of the next six months was revised several times. In June 2008, Middle Kingdom’s negotiations regarding this transaction were terminated.
•	In May 2007, Middle Kingdom entered into discussions with a fully-integrated furniture manufacturer with its principal operations in the PRC. From May 2007 to August 2007, Middle Kingdom devoted substantial time and resources in conducting due diligence and negotiating with this company. In December 2007, Middle Kingdom was informed that the company had decided to accept a buy-out offer from a private equity fund and negotiations were terminated.
•	In November 2007, Middle Kingdom began discussions with a PRC-based food products company. Middle Kingdom conducted extensive due diligence on this company from November 2007 through February 2008, while negotiating the terms of a business combination. In January 2008 the target company signed a non-binding letter of intent and Middle Kingdom began to prepare legal documents for the business combination. During the course of due diligence, Middle Kingdom discovered several unresolved regulatory issues and determined that the target was unlikely to meet the financial targets upon which Middle Kingdom’s valuation of the business was based. Negotiations with this company were terminated in March 2008.

On January 16, 2008, Middle Kingdom became aware of Pypo and its business when Mr. Clement Kwong, then a director of ARC Capital Partners Limited, the entity that manages ARC Capital, the parent of one of Pypo’s major shareholders, had a conversation with Mr. Alex Chun Yao, an executive vice president and director of Middle Kingdom, while on a business trip together in China on another matter. Mr. Kwong told Mr. Yao that Pypo was exploring strategic alternatives for becoming a public company and that Pypo would consider going public via a merger with a special purpose acquisition company, such as Middle Kingdom. Mr. Yao told Mr. Kwong that Middle Kingdom would be interested in seeing a business summary of Pypo, which Mr. Kwong provided to Middle Kingdom on January 18, 2008. On that same day, at a meeting in Beijing, Mr. Yao advised Mr. Bernard J. Tanenbaum III, Middle Kingdom’s chief executive officer, Mr. Michael Marks, Middle Kingdom’s president, and Mr. Erick Yan Qi Chai, a senior vice-president of Middle Kingdom, of the Pypo opportunity, and gave them copies of the business summary. Mr. Tanenbaum and Mr. Marks told Mr. Yao that Middle Kingdom was interested in obtaining more detailed information regarding Pypo.

On January 19, 2008, Mr. Tanenbaum signed a confidentiality agreement with ARC Capital covering the exchange of information about Pypo. In early February 2008, ARC Capital then provided Mr. Tanenbaum and Mr. Marks with detailed information regarding Pypo, including an updated version of a report to the ARC Capital investment committee that had been prepared in October 2007 in connection with ARC Capital’s $90.0 million equity investment in Pypo in November 2007. Middle Kingdom’s Board of Directors utilized the report provided as an initial introduction to Pypo’s business. The Middle Kingdom Board of Directors viewed the materials as the advocacy of a party whose interests were opposed to Middle Kingdom’s. As such, Middle Kingdom did not rely upon any information in the report in connection with structuring the transaction or in its determination of the valuation of Pypo.

On February 13, 2008, Mr. Marks and Mr. Yao met with Mr. Kwong at the offices of ARC Capital in Shanghai, and the parties agreed to continue to explore the possibility of a business combination.

On February 16, 2008, Mr. Marks sent an email to Mr. Kwong with the general outline of a financial proposal and a detailed spreadsheet showing how Middle Kingdom proposed to value Pypo. On February 23, 2008, Mr. Marks and Mr. Yao met with Mr. Kwong, Mr. Kam Yuen and Ms. Zheng Ting from Golden Meditech, another major shareholder of Pypo, and several members of Pypo’s management, including Mr. Kuo Zhang, a director of Pypo Cayman and Pypo Beijing’s chairman, and Mr. Dongping Fei, Pypo’s president and chief executive officer, at Pypo’s headquarters in Beijing to discuss Middle Kingdom’s proposal.

On February 25, 2008, Mr. Marks and Mr. Yao met with Mr. Kwong, Mr. Zhang and Mr. Fei at ARC Capital’s Beijing office and further discussed Middle Kingdom’s proposal. At this meeting, the Pypo representatives communicated their initial response to Middle Kingdom’s financial proposal and indicated areas where the proposal would need to be adjusted in order to satisfy the requirements and expectations of the various shareholders of Pypo. Middle Kingdom’s representatives requested a formal counteroffer from Pypo.

On February 27, 2008, Mr. Kwong sent Mr. Marks a counteroffer for a business combination between Pypo and Middle Kingdom.

On March 6, 2008, Mr. Tanenbaum, Mr. Marks and Mr. Yao met with Mr. Kwong, Mr. Samuel Kong from Golden Meditech and members of Pypo’s management, including Mr. Zhang, at Pypo’s headquarters in Beijing. Following this meeting, Mr. Tanenbaum and Mr. Marks conferred via telephone conference with Mr. Fred Brasch, Middle Kingdom’s chief financial officer, Mr. David Rapaport, Middle Kingdom’s general counsel, and Mr. Frank Hart, the manager of a sponsor of Middle Kingdom. The parties agreed during this call that the parties should commence due diligence with respect to each other and continue to negotiate the terms of a business combination.

Over the next several weeks, the parties continued to negotiate the terms of a transaction between the two entities, and on March 31, 2008, a non-binding term sheet was signed by Mr. Tanenbaum on behalf of Middle Kingdom and by Mr. Zhang and Mr. Fei of Pypo, but not by ARC Capital or Golden Meditech. The parties agreed at this time that Mr. Kwong would come to Atlanta to meet Middle Kingdom management and work to resolve the remaining issues with respect to the major terms of the transaction.

On April 7, 2008, Mr. Kwong met with Middle Kingdom management in Atlanta. Present at this meeting with Mr. Kwong were Mr. Tanenbaum, Mr. Marks, Mr. Yao, Mr. Brasch, Mr. Rapaport and Mr. Hart. This meeting provided the opportunity for various principals from both Middle Kingdom and Pypo to meet each other face-to-face for the first time, and for the group to discuss the process, timetable and requirements for reaching a successful agreement. While there were still unresolved issues following this meeting, the parties agreed to continue negotiations and their respective diligence procedures.

By the end of April 2008, the parties believed they were close to reaching an agreement and arranged to have a meeting between representatives of Pypo and Middle Kingdom and their respective legal counsel and investment bankers in early May. This meeting was held on May 6, 2008 in New York City. The remaining substantive issues were resolved and the parties signed a non-binding letter of intent on May 23, 2008. This letter replaced the former term sheet, which by this time had expired, and further solidified the intention of both parties to proceed with the business combination.

On May 23, 2008, Middle Kingdom issued a press release informing the public that it had entered into a non-binding letter of intent to enter into a business combination with a PRC based company, and it had therefore met its obligation to enter into such a letter of intent before June 13, 2008 in order to extend the deadline for completing such a business combination to December 13, 2008 (which deadline was subsequently amended to August 31, 2009).

Following the signing of the letter of intent, Pypo spent several weeks working with its counsel and auditors. During this period Middle Kingdom also worked with its own counsel and began preparing agreements relating to the proposed business combination.

On June 28, 2008, Middle Kingdom provided the first draft of the merger agreement to Pypo and its legal counsel.

On June 30, 2008, Middle Kingdom engaged SPAC Investments, Ltd. to assist it in analyzing the valuation of the proposed Pypo transaction by preparing an analysis of valuations of other acquisition company business combinations and to help prepare a presentation explaining the proposed transaction to the investment community.

SPAC Investments was paid $22,000 for a one-year subscription to the SPAC Analytics website and data analysis service and will receive a $200,000 fee if the business combination between Middle Kingdom and Pypo is consummated. SPAC Analytics is a research firm that follows the market for special purpose acquisition corporations. SPAC Analytics was recommended to Middle Kingdom by I-Bankers Securities, Inc., the lead managing underwriter in Middle Kingdom’s IPO. Other than the agreement discussed above, at no time has Middle Kingdom, or its officers and directors, had any material relationships with SPAC Analytics or any of its affiliates.

Between the end of June 2008 and the signing of the merger agreement on September 5, 2008, Middle Kingdom management consulted with Neil Danics, the president of SPAC Investments, Ltd. concerning SPAC Analytics’ view of how the investment community would perceive the proposed business combination with Pypo. SPAC Analytics also provided recommendations to Middle Kingdom’s board regarding the structure of a potential business combination with Pypo and assisted Middle Kingdom’s management in reviewing financial information and other data relating to the business and financial prospects of Pypo.

In mid-July 2008, SPAC Analytics reviewed Middle Kingdom management’s preliminary terms of the business combination with Pypo. The proposed terms provided that the Pypo shareholders would receive 60,000,000 shares, 3,400,000 Class B warrants and up to an additional 5,000,000 shares based on meeting earnings targets for the fiscal years ending March 31, 2009 and March 31, 2010. Based on these terms, which resulted in a price earnings ratio of the combined company for the fiscal year ending March 31, 2010 of 11.3x, SPAC Analytics advised Middle Kingdom’s management that the business combination on such terms was unlikely to be approved, and recommended the consideration paid to the Pypo shareholders be reduced.

In making its recommendation, SPAC Analytics advised Middle Kingdom that it believed a price earnings ratio analysis would be the primary valuation measure used by investors in making a decision to vote for or against the business combination with Pypo. In preparing a price earnings ratio analysis for Middle Kingdom, SPAC Analytics identified Brightpoint, Inc. and The Carphone Warehouse Group PLC as Pypo’s nearest publicly traded competitors, although it noted that these companies were not ideal comparables because they were both mature companies not demonstrating the revenue and profit growth rates of Pypo. In addition, SPAC Analytics pointed out that Brightpoint operates in Europe, North America and certain parts of Asia (other than China), while The Carphone Warehouse operates in Europe, all markets with a much higher level of cell phone penetration than China and therefore offer less opportunity for revenue growth. SPAC Analytics believed that these two companies were the primary comparable companies to Pypo.

On July 14, 2008, SPAC Analytics provided Middle Kingdom with a price earnings ratio comparison of Middle Kingdom, Brightpoint and The Carphone Warehouse, assuming Middle Kingdom completed the Pypo business combination on the terms discussed above. For each of Brightpoint and The Carphone Warehouse, SPAC Analytics reviewed the consensus analysts’ estimates of earnings per share as of July 14, 2008, and based on the stock price on such date, SPAC Analytics calculated a price earnings ratio for each company. On July 14, 2008, Brightpoint’s stock price was $6.70 and the consensus analysts’ estimates of earnings per share for the year ending December 31, 2009 were approximately $1.01 for a price earnings ratio of approximately 6.7x. In calculating Brightpoint’s earnings per share, SPAC Analytics utilized the estimates for the year ending December 31, 2009, as Brightpoint’s fiscal year is December 31 and as sufficient guidance was not available for the year ending December 31, 2010. On July 14, 2008, The Carphone Warehouse’s stock price was GBP1.98 and the consensus analysts’ estimates of earnings per share for the year ending March 31, 2010 were approximately GBP.25 for a price earnings ratio of approximately 7.7x. Based on the above comparable company analysis, in July 2008, SPAC Analytics recommended that Middle Kingdom structure the Pypo business combination to result in a pro forma price earnings ratio of approximately 8.0x for the fiscal year ended March 31, 2010.

Subsequent to receiving the above analysis from SPAC Analytics, Middle Kingdom continued its negotiations with the Pypo shareholders in an attempt to reduce the overall consideration paid. In August 2008, Mr. Danics advised Middle Kingdom that the transaction should be structured to provide a price earnings ratio of the combined company for the fiscal year ending March 31, 2010 of not more than 10x. Mr. Danics recommended this price earnings ratio because he viewed Pypo as having stronger growth prospects than Brightpoint or The Carphone Warehouse. Middle Kingdom considered this advice in negotiating the final terms of the merger agreement.

On July 11, 2008, Middle Kingdom held a telephonic board meeting at which the Pypo business combination was fully discussed. The board authorized management to continue the negotiation of a definitive agreement with Pypo.

Between July 11, 2008 and July 26, 2008, the parties exchanged drafts of the merger agreement and continued to negotiate open business terms.

On August 5, 2008, representatives of Pypo and Middle Kingdom, together with their respective legal counsel, met in New York to resolve several open business issues. Also present at this meeting were representatives of I-Bankers Securities, Inc., the lead underwriter in Middle Kingdom’s IPO, SPAC Investments and High Capital Funding, LLC, one of the founders of Middle Kingdom.

Following the August 5, 2008 meeting, the parties continued to exchange drafts of the merger agreement and to narrow the open business issues.

On September 3, 2008, the parties reached agreement on the terms of the merger agreement, subject to approval of the Middle Kingdom board of directors.

On September 3, 2008, Middle Kingdom held a telephonic board meeting at which management was authorized to sign the definitive merger agreement and to file the necessary documents with the SEC to hold a shareholders’ meeting for the solicitation of shareholder approval of the business combination with Pypo.

The merger agreement was signed on September 5, 2008. Prior to the market open on September 9, 2008, Middle Kingdom issued a press release and on September 11, 2008 filed a Current Report on Form 8-K announcing the execution of the merger agreement. On January 6, 2009, the parties amended the merger agreement as further described in the section entitled “The Merger Agreement.”

The merger agreement contemplated that Middle Kingdom would take the actions necessary, including soliciting proxies for a special meeting of shareholders to extend the December 13, 2008 business combination completion date to at least February 28, 2009. However, after discussion among the parties to the merger agreement in October and November 2008 the parties agreed to extend such date to August 31, 2009 to provide for additional time to complete the SEC staff review process.

On December 10, 2008, Middle Kingdom held a special meeting of stockholders, pursuant to a Notice of Special Meeting of Stockholders and Proxy Statement dated November 24, 2008. At this special meeting the stockholders of Middle Kingdom approved three amendments to its Second Amended and Restated Certificate of Incorporation, the effect of which was to (i) eliminate the provision of its certificate of incorporation that purported to prohibit amending its “business combination” provisions; (ii) extend the date before which Middle Kingdom must complete a business combination, to avoid being required to liquidate, from December 13, 2008 to August 31, 2009, and in connection therewith, to authorize Middle Kingdom to amend the trust agreement established in connection with Middle Kingdom’s initial public offering to extend the date by which the trust account must be liquidated from December 13, 2008 to August 31, 2009; and (iii) allow holders of less than 20% of Middle Kingdom’s Class B shares who vote against the proposals considered at the meeting and elect conversion to convert their Class B Shares into a portion of the funds available in the trust account. The three amendments were approved by a vote of 80.19%, 80.75% and 80.19% of the shares of common stock and Class B common stock, voting as a group at the special meeting, respectively.

During the period from November 10, 2008 to December 5, 2008, Capital Ally and Arch, Pypo Cayman’s two largest shareholders, acquired beneficial ownership of 2,685,200 Middle Kingdom Class B shares, which represent 87.4% of the Class B shares outstanding.

Class B shareholders representing 348,042 Class B shares voted against the extension amendments and requested the conversion of their Class B shares into their pro rata portion of the trust account. Based on the number of Class B shares converted into the trust account in connection with the extension amendments, Middle Kingdom will now not be able to complete the business combination if holders of 336,019 or more Class B shares vote against the business combination and choose to convert their Class B shares into their pro rata portion of the Trust Account.

As of January 6, 2009 Middle Kingdom and the other parties to the merger agreement entered into an amendment to the merger agreement that reflected the extension of the date by which the business combination had to be completed from December 13, 2008 to August 31, 2009. In addition, at the request of the Pypo parties, the merger agreement was amended to extend the date by which Capital Ally was required to repay loans from the Pypo entities in the aggregate principal amount of approximately $20,000,000 from on or before February 28, 2009 to June 30, 2009.

Interest of Middle Kingdom’s Management in the Business Combination

When you consider the unanimous recommendation of Middle Kingdom’s board of directors that you vote in favor of the business combination, you should keep in mind that Middle Kingdom’s officers and directors have interests in the business combination that are different from, or in addition to, yours. These interests include the following:

•	If the business combination with Pypo is not approved by August 31, 2009, Middle Kingdom will be required to liquidate. In the event of a liquidation, the 750,000 shares of common stock held by Middle Kingdom officers, directors, and initial sponsor, which were acquired prior to the IPO for an aggregate purchase price of $25,000 will be worthless, as will the 90,450 Series A units that were acquired prior to the IPO for an aggregate purchase price of $723,600 and the 1,250 shares of common stock acquired after the IPO for an aggregate purchase price of $10,000. The foregoing 90,450 Series A units consists of 90,450 shares of the common stock and 452,250 of the Class A warrants (of which 226,125 of the Class A warrants will be transferred upon the closing of the business combination). Such common stock and Class A warrants had an aggregate market value of $1,079,502 based on the last sale price of $1.01 and $0.51, respectively, on the OTC BB on May 8, 2009, the record date.
•	In connection with the IPO, Middle Kingdom’s current officers and directors agreed to indemnify Middle Kingdom for debts and obligations to vendors that are owed money by Middle Kingdom or for any claims made by any target business, but only to the extent necessary to ensure that such claims do not reduce funds in the trust account. If the business combination is consummated, Middle Kingdom’s officers and directors will not have to perform such obligations. As of December 31, 2008, Middle Kingdom believes that the maximum amount of the indemnity obligation of Middle Kingdom’s officers and directors is approximately $1,326,918, which is equal to the amount payable to creditors and an outstanding payable to Wachovia Bank under Middle Kingdom’s line of credit of approximately $1,077,918 and $249,000 respectively, less amounts relating to creditors for which Middle Kingdom has received a waiver of each such creditor’s right to sue the trust account. Middle Kingdom does not have sufficient funds outside of the trust account to pay these obligations. Additionally, under certain circumstances, if Middle Kingdom terminates the merger agreement, Middle Kingdom may be required to pay Pypo a termination fee of $4,000,000. Pypo has not provided a waiver of any claims against the trust account in connection with the payment of the termination fee, such that the full amount of the termination fee may be required to be paid out of the trust account. Therefore, if the business combination is not consummated and vendors that have not signed waivers sue the trust account and secure favorable decisions or results, the trust account could be reduced by the amount of the claims and Middle Kingdom’s officers and directors would be required to fulfill their indemnification obligations. If Middle Kingdom is required to pay a termination fee pursuant to the merger agreement and such fee is paid from the proceeds of the trust account, its officers and directors subject to the indemnification obligations may not be able to satisfy their individual obligations to indemnify Middle Kingdom. If the business combination is not consummated, Pypo will be responsible for its own expenses incurred in connection with the business combination. Pypo has signed a waiver of its right to sue the trust account for fraud.
•	Warrants to purchase Middle Kingdom common stock held by Middle Kingdom’s officers and directors are exercisable upon consummation of the business combination. Based upon the closing price of Middle Kingdom’s Class B common stock on May 8, 2009, the record date, of $7.60, if all warrants held by Middle Kingdom’s officers and directors were exercised for common stock the value of such shares of common stock would be approximately $1,175,850.
•	All rights specified in Middle Kingdom’s Certificate of Incorporation relating to the right of officers and directors to be indemnified by Middle Kingdom, and of Middle Kingdom’s officers and directors to be exculpated from monetary liability with respect to prior acts or omissions, will continue after the business combination. If the business combination is not approved and Middle Kingdom liquidates, it will not be able to perform its obligations to its officers and directors under those provisions.
•	Middle Kingdom’s financial, legal and other advisors have rendered services for which they may not be paid if the business combination is not approved, and certain of them may have the opportunity to provide additional services to MK Cayman in the future. As any recovery of such fees and expenses by these vendors, while not expressly contingent on the outcome of the Middle Kingdom shareholder vote, will be much more difficult in the event the business combination is not approved, these vendors could be viewed as having an interest in the outcome of such vote.

Middle Kingdom’s Reasons for the Business Combination and Recommendation of the Middle Kingdom Board

Middle Kingdom’s board of directors unanimously concluded that the merger agreement with Pypo is in the best interests of Middle Kingdom’s stockholders. The Middle Kingdom board of directors did not obtain a fairness opinion on which to base its assessment. Because of the financial skills and background of several of its members and Middle Kingdom’s management, Middle Kingdom’s board believes it was qualified to perform the valuation analysis discussed in this section. At the time of the merger agreement, Middle Kingdom’s board of directors derived a $378,000,000 valuation for Pypo based upon a comparative analysis of companies similar to Pypo, as described below.

In determining the valuation of Pypo, the management of Middle Kingdom presented its board of directors a comparative analysis of companies similar to Pypo. Management analyzed seven companies in the mobile phone distribution market and in the electronics distribution and retail market. More specifically, with respect to choosing these companies, Middle Kingdom found publicly-listed companies that were either in the business of mobile phone distribution or in electronics (including mobile phone) retailing. The companies were Brightpoint, Inc., The Carphone Warehouse, Telling, Synnex, Suning, Gome and Best Buy. Middle Kingdom’s subjective belief is that these companies represent a good cross-section of the mobile phone distribution market and electronics distribution and retail market. Middle Kingdom believes that there are no other publicly traded mobile phone distributors in the PRC with a growing retail presence. Middle Kingdom selected the specific companies for the reasons listed below (recognizing that none of them is directly comparable and therefore the comparisons may not be applicable):

•	like Pypo, Brightpoint, Inc. and The Carphone Warehouse Group PLC are both distributors and retailers of mobile phones. Brightpoint operates in Europe, North America and certain parts of Asia (other than China), while The Carphone Warehouse operates in Europe;
•	Telling Telecommunication Holding Co., Ltd. is a distributor and retailer of mobile phones in China, although on a larger scale than Pypo;
•	SYNNEX Corporation primarily distributes mobile phones in Taiwan, which is a significantly smaller market than the PRC;
•	Suning Appliance Co., Ltd. and Gome Electrical Appliances Holdings Limited are large electronic goods and consumer appliances retailers in the PRC; and
•	Best Buy Co., Inc. is a retailer of consumer electronics, entertainment software, home office products and appliances in the United States, Canada and China.

During the negotiation of the merger agreement in August 2008, Middle Kingdom management prepared a list of comparative price earnings ratios for these companies for the year ending March 31, 2010 based on publicly available information. The projected price earnings ratio for the year ending March 31, 2010 for the companies was between 11.1 and 15.3 with an average of 12.5 and a median of 11.7. A 2010 projected earnings could not be found for two companies, Brightpoint and Telling. The table below sets forth the information utilized in obtaining the price earnings calculations.

US$, except per share data(1)	Share Price(2)	Total Shares Outstanding (fully- diluted)(3)	Total Market Capitalization (fully diluted)	March 31, 2010 Net Income(4)(5)(6)	March 31, 2010 PE(7)
Brightpoint	$8.61	81.7	$703.2	Not Available	Not Available
Carphone Warehouse	$3.62	924.4	$3,345.7	$287.9	11.6x
Telling	$0.49	950.5	$467.9	Not Available	Not Available
Synnex	$1.95	1,084.0	$2,115.1	$190.1	11.1x
Suning	$5.93	1,495.5	$8,866.4	$579.4	15.3x
Gome	$0.41	12,758.8	$5,283.4	$451.5	11.7x
Best Buy	$44.77	416.2	$18,632.5	$1,480.7	12.6x
Average (Excl. Pypo)					12.5x
Median (Excl. Pypo)					11.7x
Pypo(8)	$8.40	62.9	$528.30	$54.0	9.8x

(1)	Exchange rates: US$1 = RMB 6.8666, GBP 0.5490, HK$7.80000, TWD 31.5700.
(2)	Market prices as of August 29, 2008.
(3)	Shares outstanding from earnings releases, annual reports and regulatory filings.
(4)	Net earnings have been annualized to reflect 12 months ending March 31, 2010.
(5)	Net income from consensus analysts’ estimates.
(6)	The earn out target for Pypo is based on Pypo’s adjusted net income, which definition makes certain adjustments that may increase Pypo’s adjusted net income above that which would result from net income calculated pursuant to U.S. GAAP. No such adjustments were applied to the net income calculation for the other companies in the table. Middle Kingdom did not believe any such adjustments would have been material for the purpose of comparative valuation.
(7)	Price earnings ratios are calculated based on the August 29, 2008 share price divided by the fully diluted estimated earnings per share for the 12 months ending March 31, 2010.
(8)	Based on shares outstanding of 62.9 million and equity value of US$528.3 million assuming the achievement of the earn out target as of March 31, 2010.

In negotiating the merger agreement with Pypo, Middle Kingdom and Pypo agreed on a valuation that resulted in a price earnings ratio of 9.8 based on the earn-out target of $54.0 million for Pypo for the year ending March 31, 2010. The price earnings ratio of 9.8 was calculated based upon (a) a numerator of $8.40, which upon execution of the merger agreement in September 2008 equaled the amount estimated to be paid from Middle Kingdom’s trust account as of December 13, 2008, the original deadline for completing a business combination, and (b) a denominator of $0.86, the minimum earnings per share calculated using the treasury stock method, which Pypo would earn in fiscal 2010 if Pypo met the earn-out target for that year of $54.0 million. In calculating this ratio, Middle Kingdom’s board did not give material weight to the trading value of Middle Kingdom class B shares as of the date of the merger agreement, believing that any difference between the $8.14 per share price in the trading market on the date the merger agreement was signed and the cash conversion value of $8.40 represented a market-determined time value of money discount to the December 13, 2008 cash conversion value, rather than the per share value that reflected the pending business combination with Pypo.

Middle Kingdom based the earn-out targets in the merger agreement on Pypo’s net income projections prepared in June 2008 of $54.0 million for fiscal 2010 and $64.8 million for fiscal 2011 (assuming an exchange rate at the time of US $1.00 to RMB 6.8666). At the time the merger agreement was negotiated, Middle Kingdom understood that the projections were based upon certain key assumptions about Pypo’s business prospects, including the following, several of which are currently out of date:

•	The number of Chinese mobile phone users and sales volumes for mobile phones in China would expand at rates of at least 16.0% annually from fiscal 2008 through fiscal 2011;
•	Pypo’s distribution agreement with its principal supplier, Samsung would remain in effect through at least fiscal 2011 with terms no less favorable to Pypo than the agreement in effect in September 2008;

•	Pypo’s principal supplier would maintain a top two market share in the mobile phone sector in China for each year from fiscal 2009 through fiscal 2011;
•	Pypo would continue to be one of the top three distributors for Samsung in the Chinese mobile phone sector for each year from fiscal 2009 through fiscal 2011;
•	Pypo would successfully integrate the acquisitions of retail stores in Hebei, Yunnan, Henan, Hunan, Jiangsu, Shandong, Shanxi and Gansu province and in Shanghai; and
•	Pypo would maintain its gross margins (including vendor rebate rates from Pypo’s principal suppliers) at or near fiscal 2008 levels for each year from fiscal 2009 through fiscal 2011.

The earn-out target for fiscal 2010 equals Pypo’s net income projections for fiscal 2010 and the earn-out target for fiscal 2011 is $2.2 million higher than Pypo’s net income projections for fiscal 2011. In determining the earn-out targets for the merger agreement, Middle Kingdom also considered Pypo’s expansion strategies and the projected growth in the Chinese market. Because Pypo did not want to forecast 2009 results as part of the negotiation, it did not agree to an earn-out target for the year ending March 31, 2009.

As a result of negotiations, Middle Kingdom agreed to issue the Pypo shareholders the aggregate of 45,000,000 shares and 3,400,000 Class B warrants at closing, and additionally 10,000,000 shares and 13,000,000 shares upon the achievement of the 2010 and 2011 earn-out targets, respectively. The minimum valuation of $378,000,000 at the time of the merger agreement is based on the initial payment to the Pypo shareholders at the closing of the business combination of 45,000,000 shares, multiplied by the $8.40 per share price.

The Middle Kingdom board of directors also reviewed the capital resources for Pypo based on the capital of the company after the completion of the business combination, with the understanding that approximately $17.6 million was paid to the current Pypo shareholders as a dividend prior to the completion of the business combination. Based on this analysis, the board concluded that MK Cayman would have sufficient capital resources to execute its business strategy and to operate its business, and as such, did not believe that the payment of the dividend would adversely affect MK Cayman’s ability to achieve the expected net income. Therefore, in determining the valuation according to a price earnings ratio that Middle Kingdom’s board of directors believed to be fair to Middle Kingdom shareholders, Middle Kingdom’s board did not believe the payment of the dividend to require further reduction in its valuation.

Since Middle Kingdom executed the merger agreement and received Pypo’s projections, an unprecedented deterioration in the global economy has negatively impacted the retail sector and the market for the distribution of wireless telecommunications products in the PRC. As a result, several of these key assumptions underlying Pypo’s net income projections are no longer accurate, including the following:

•	The number of Chinese mobile phone users and sales volumes for mobile phones in China will likely not expand at a rate of at least 16.0% annually in 2009, and expansion rates from fiscal 2010 to fiscal 2011 may fall below previously expected levels, particularly with respect to higher end products; and
•	Pypo will be unlikely to maintain gross margins (including vendor rebate rates from Pypo’s principal suppliers) at or near fiscal 2008 levels in each year from fiscal 2009 through fiscal 2011.

As a result, Pypo’s projections may be out of date and may not be indicative of future results. Furthermore, Pypo has not provided Middle Kingdom with updated projections due to continued uncertainty caused by the current economic conditions in PRC. Middle Kingdom has not modified the Pypo valuation since the execution of the merger agreement to consider the recent global economic downturn or the recent short-term performance of Pypo as reflected in the Pypo financial statements for the six month period ended September 30, 2008 included in this proxy statement/prospectus.

Considering the extent of the current global economic downturn, there is no assurance that the markets in which Pypo operates will recover, or that Pypo will be able to meet the earn-out targets in the merger agreement. Many factors could cause Pypo’s actual results to be materially different from the earn-out targets, including those described under the captions “Risk Factors — Risks Relating to the Business of Pypo” and “— Risks Relating to Business in the People’s Republic of China.” If Pypo’s results for March 31, 2010 are materially less than the earn-out target for such period, the actual price earnings ratio will be higher than 9.8. Pypo’s failure to meet the earn-out targets may result in the post-closing value of MK Cayman’s ordinary shares being materially less than the per share conversion value available to Middle Kingdom’s Class B stockholders that choose to convert their shares into the trust account, or $8.51 per share as of December 31, 2008.

Middle Kingdom is submitting the business combination for a vote of Middle Kingdom’s stockholders and Middle Kingdom does not intend to modify the terms of the business combination with Pypo prior to such vote. Middle Kingdom’s board of directors has considered the recent events disclosed above, as well as both the potential advantages and potential disadvantages of a business combination with Pypo discussed in the following sections. See sections entitled “— Potential Advantages of the Business Combination with Pypo” and “— Potential Disadvantages of the Business Combination with Pypo.” After considering the merits of the business combination, Middle Kingdom’s board of directors determined that it believes that the business combination is in the best interests of shareholders and that Pypo’s long-term prospects support the valuation inherent in the combination. Middle Kingdom’s board of directors believes that Pypo is well-positioned to participate in the expected growth of China’s mobile phone industry, and that this industry is likely to achieve compelling growth rates over the next several years. Class B shareholders whose focus is short-term investment performance, or whose concern is the investment risks associated with the current state of the world economy or the fact that the underlying projections are out of date and may not be indicative of future results, should consider voting against the business combination and convert their Class B shares into their pro rata portion of the trust account.

Pypo does not as a matter of course make public projections as to future sales, earnings, or other results. However, the management of Pypo prepared the prospective financial information set forth above to present the prospects for Pypo’s business as of the time Pypo prepared such projections. The accompanying prospective financial information was not prepared with a view toward public disclosure or with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants with respect to prospective financial information, but, in the view of the Middle Kingdom’s and Pypo’s management, was prepared on a reasonable basis, reflected the best available estimates and judgments, and presented, to the best of management’s knowledge and belief, the expected course of action and the expected financial performance of the Pypo as of the time Pypo prepared such projections. However, this information is not fact and should not be relied upon as being necessarily indicative of future results, and readers of this prospectus are cautioned not to place undue reliance on the prospective financial information.

Neither Pypo’s independent auditors, nor any other independent accountants, have compiled, examined, or performed any procedures with respect to the prospective financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the prospective financial information.

The assumptions and estimates underlying the prospective financial information are inherently uncertain and, though considered reasonable by the management of Pypo as of the date of its preparation, are subject to a wide variety of significant business, economic, and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the prospective financial information, including, among others, risks and uncertainties, as explained on the risk factors “— Risks Relating to the Business of Pypo” on pages 30 – 40 of this proxy statement/prospectus. Accordingly, there can be no assurance that the prospective results are indicative of the future performance of Pypo or that actual results will not differ materially from those presented in the prospective financial information. Inclusion of the prospective financial information in this proxy statement/prospectus should not be regarded as a representation by any person that the results contained in the prospective financial information will be achieved.

Pypo does not generally publish its business plans and strategies or make external disclosures of its anticipated financial position or results of operations. Accordingly, Middle Kingdom and Pypo do not intend to update or otherwise revise the prospective financial information to reflect circumstances existing since its preparation or to reflect the occurrence of unanticipated events, even in the event that any or all of the underlying assumptions are shown to be in error. Furthermore, the Middle Kingdom and Pypo do not intend to update or revise the prospective financial information to reflect changes in general economic or industry conditions.

As described below, Middle Kingdom’s board of directors considered both the potential advantages and potential disadvantages of a business combination with Pypo.

Potential Advantages of the Business Combination with Pypo

In considering and deciding to enter into the business combination, Middle Kingdom’s board of directors gave considerable weight to the positive factors discussed below, and they also considered the negative factors discussed under the heading “Potential Disadvantages of the Business Combination with Pypo.”

China is experiencing accelerating mobile phone subscriber growth

•	China is already the world’s largest mobile phone market.
•	More than 176 million phones were sold in China in 2007, and annual phone unit sales are projected to increase to more than 326 million units in 2011. (Gartner Dataquest — Forecast: Mobile Devices, Asia/Pacific, 2003 – 2012, Anshul Gupta and Sandy Shen, July 28, 2008(1)

(1)	Except for historical information, the Gartner Reports described herein represent research opinions or viewpoints published as part of a syndicated subscription service by Gartner, Inc. and are not representations of fact. Each Gartner Report speaks as of its original publication date (and not as of May 14, 2009) and the opinions expressed in the Gartner Reports are subject to change without notice.
•	Nearby regions, such as Hong Kong, Taiwan, and Singapore, are already at or above 100% penetration. (Business Monitor International)

Note that the data sources cited in the bullet points above constitute industry studies and statistics that are generally available to entities that pay for such information. Although Pypo paid for the use of such information as required, neither Pypo, Middle Kingdom nor any of their respective affiliates was involved in the preparation of such information.

Since the data sources cited in this section were provided to Middle Kingdom and Pypo, an unprecedented deterioration in the global economy has occurred which has negatively impacted the retail sector and the market for the distribution of wireless telecommunications products. As a result, the prospective data included above may no longer be reliable and may not be indicative of future results. Furthermore, due to continued uncertainty caused by the current economic conditions, Middle Kingdom has not sought to update the prospective data included above.

New competitors among mobile phone carriers are mandated by government restructuring of the wireless sector

The Chinese government has announced a restructuring of the wireless sector to balance the competitive landscape and mandate competition against China Mobile’s current dominant position by China Unicom and China Telecom, both significant participants in the mobile phone industry. As competition increases, Middle Kingdom believes that distributors and retailers will increasingly become important partners for carriers to capture market share and that Pypo is positioned to take advantage of this trend.

Fragmented industry is poised for consolidation

The mobile phone distribution and retail sector in China is fragmented and shows potential for consolidation. As a U.S. listed public company, MK Cayman would be differentiated from its privately owned competitors pursuing similar consolidation strategies. As distribution channels are forced by equipment manufacturers to become more efficient and to provide broader coverage, MK Cayman, as a publicly held company, should have better access to international capital to fund expansion than its privately held competitors. In addition, as the strategic importance of retailers to China’s wireless operators grows, MK Cayman is strategically positioned to consolidate major retail chains through various acquisition and investment opportunities. As a U.S. listed public company, its shares should become valuable currency in negotiating these transactions. Through strategic growth and business relationships, access to capital markets and an efficient service model, MK Cayman expects to be well-positioned to capitalize on market consolidation.

Pypo is positioned to exploit the subscriber growth opportunity

•	Pypo has an extensive distribution network that covers over 350 cities, approximately 3,500 customer accounts and approximately 9,500 retail outlets in the PRC.

•	Pypo’s strategy is to become a major national Chinese mobile phone retail chain through an acquisition program of retailers in this highly fragmented market.
•	With Pypo’s broad distribution and retail network and its leadership position, it has the opportunity to become a vital partner to mobile phone carriers in helping them build subscriber bases.
•	With deregulation introducing competition against Chinese mobile phone subscribers, the Middle Kingdom board of directors believes Pypo will have leverage to negotiate with suppliers and retailers for terms that will enable Pypo to achieve higher profit margins and product volumes, given its broad mobile phone distribution network.

Experienced management

Another factor important to Middle Kingdom’s board of directors in identifying an acquisition target was that thBBe company have a seasoned management team with specialized knowledge of the markets in which it operates and the ability to lead a company in a rapidly changing environment. Middle Kingdom’s board of directors concluded that Pypo’s management has demonstrated such ability, addressing critical issues such as business strategy, competitive differentiation, business development and operational experience and effecting acquisitions and joint ventures critical to Pypo’s growth plans.

Pro forma capital structure designed to promote shareholder value

•	Using a per share value based on the conversion price per Class B share of $8.42, which was the amount in Middle Kingdom’s trust account as of September 30, 2008, and excluding the earn-out shares and Class B redeemable warrants, the agreed consideration represented approximately $378,900,000, which is approximately 12.6 times the size of Middle Kingdom’s IPO. This serves to minimize the dilutive effect of Middle Kingdom’s capital structure, including the effect of: (a) the shares purchased prior to the IPO by Middle Kingdom’s initial shareholders, (b) the Class A warrants, (c) the Class B redeemable warrants, and (d) the purchase option granted to the underwriters of the IPO.
•	Pypo shareholders will convert 100% of their pre-merger equity into new shares and are subject to lock-up agreements of 24 months for management shareholders and 12 months for non-management shareholders, subject to exceptions for underwritten offerings, transfers by the Pypo shareholders (other than the management shareholders) that are in compliance with applicable federal and state securities laws to persons who agree in writing to be bound by the terms of the lock-up agreement and transfers by the Pypo shareholders (including the management shareholders) in connection with a change in control.
•	ARC Capital and Golden Meditech, Pypo’s two non-management shareholders (through affiliated entities), are both listed public companies with a continuing equity interest in Pypo.

Pypo has a proven track record generating profits

Pypo’s fiscal 2007 and fiscal 2008 audited net income after tax was $14.4 million and $30.2 million, respectively. Pypo’s shareholders have agreed to an earn-out of 23,000,000 shares pursuant to the merger agreement. They will not receive these shares unless and until certain adjusted net income targets are achieved in the fiscal years ending March 31, 2010 or 2011 or potentially the fiscal year ending March 31, 2012, as further described herein and in the merger agreement.

Middle Kingdom’s board of directors considered the risk that in the aggregate just under 20% of the current Class B stockholders of Middle Kingdom could vote against the extension amendment and the business combination and demand to convert their Class B shares to cash. This would not prevent the transaction from closing but would reduce the amount of cash available to the combined company following the business combination by as much as approximately $5.7 million. In the course of its deliberations, Middle Kingdom’s board of directors deemed that this lesser amount of capital would not have a material effect upon Pypo’s ability to achieve its operating objectives.

Potential Disadvantages of the Business Combination with Pypo

The Middle Kingdom board of directors evaluated potential disadvantages of a business combination with Pypo. They were not able to identify any factors associated specifically with Pypo or its industry that outweighed the advantages of a business combination.

The Middle Kingdom board of directors considered the nature of Pypo’s relationship with its principal supplier, Samsung, including: (1) the fact that Pypo’s revenues are largely dependent upon the success of Samsung’s mobile phone product line, both in consumer desirability and in quality and reliability and (2) the nature of its distribution agreements, including Samsung’s ability to terminate the agreement if Pypo’s sales volumes decrease significantly in any six-month period. The board of directors determined that these risks were mitigated by the history of the relationship between Samsung and Pypo. The Middle Kingdom board of directors believes Pypo’s distribution network is important to Samsung’s continuing success in China and Pypo’s retail acquisition strategy will strengthen its competitive position. Furthermore, the board of directors were encouraged by Samsung’s recent performance in overtaking Motorola as China’s second-largest mobile phone brand.

Another potential drawback associated with Pypo is the potential inability to grow through acquisitions of retail chain stores. The Middle Kingdom board of directors concluded that, in the event Pypo is unable to meet its expansion goals through acquisitions, Pypo’s distribution business still has strong organic growth prospects.

In addition, the Middle Kingdom board of directors recognized that a drawback associated with Pypo’s acquisition strategy is the potential inability of the management team to identify, negotiate, fund or ultimately integrate any acquisitions. Further, the board of directors recognized that different retail groups have varying levels of controls in place regarding inventory management, sales incentive programs, and strategies regarding real estate and locations. The Middle Kingdom board of directors decided that the potential cost of resolving these differences is outweighed by the potential growth of business and the potential increase in profit margins that might be achieved by (a) leveraging the value of a large retail presence and (b) centralizing many administrative, purchasing, and control functions. The board of directors noted positively that Pypo has already begun to implement its acquisition strategy by acquiring retail chains in Hebei, Yunnan, Henan, Hunan, Jiangsu, Shandong, Shanxi, Gansu, Inner Mongolia provinces and Shanghai.

The Middle Kingdom board of directors concluded that, after the transaction is complete, the consolidated strength of the business combination of Middle Kingdom and Pypo overcomes the negative factors that the board of directors had identified in its analysis.

Satisfaction of the 80% Test

Middle Kingdom’s certificate of incorporation requires that any business acquired by Middle Kingdom have a fair market value equal to at least 80% of Middle Kingdom’s net assets at the time of acquisition, which assets include the amount in the trust account. The 80% test requires that Pypo be valued at a minimum of approximately $23.0 million. Based on standards generally accepted by the financial community, including the financial analysis of Pypo generally used to approve the business combination, Middle Kingdom’s board of directors determined that the 80% test requirement was met.

As discussed above in the section entitled “— Middle Kingdom’s Reasons for the Business Combination and Recommendation of the Middle Kingdom Board,” at the time of the merger agreement, the board of directors valued Pypo at a minimum of $378,000,000. This value substantially exceeded the approximate $23.0 million value required to meet the 80% test.

Since executing the merger agreement, an unprecedented deterioration in the global economy has negatively impacted the retail sector and the market for the distribution of wireless telecommunications products in the PRC. Therefore, in connection with assuring that the Pypo business combination continues to satisfy the 80% test, Middle Kingdom’s board reviewed Pypo’s financial results for the six months ended September 30, 2008 and noted that as of September 30, 2008, Pypo had approximately $34.2 million of cash and cash equivalents, and $147.3 million of stockholders equity on Pypo’s balance sheet. Each of these considerations confirms the determination that the 80% test, which would require a valuation of approximately $23.0 million, would be satisfied by the Pypo business combination.

Fees and Expenses

All fees and expenses incurred in connection with the merger agreement and the transactions contemplated thereby will be paid by the party incurring such expenses whether or not the merger agreement is consummated. Middle Kingdom anticipates that it will incur total transaction costs of approximately $2.3 million. Such costs do not include transaction costs of approximately $5.2 million anticipated to be incurred by Pypo.

Middle Kingdom anticipates that the costs to consummate the redomestication and business combination will exceed its available cash outside of the trust account by approximately $2.2 million. Middle Kingdom has not sought and does not anticipate seeking any fee deferrals. Middle Kingdom expects these costs would ultimately be borne by MK Cayman after the business combination and disbursed from the funds held in the trust if the proposed business combination is completed. If the business combination is not completed, the excess costs for which no waivers have been obtained would be subject to the potential indemnification obligations of Middle Kingdom’s officers and directors to the trust account related to expenses incurred for vendors or service providers.

Use of Capital Funds

Upon consummation of the business combination, the funds held in the trust fund will be available for acquisitions or as working capital to MK Cayman. There is no specific use of proceeds for this amount, other than for acquisitions or general working capital for Pypo (including for use in paying fees and expenses incurred in connection with the business combination and related transactions estimated at approximately $7.5 million).

Certain U.S. Federal Income Tax Consequences

Although there is a lack of authority directly on point, and thus, this conclusion is not entirely free from doubt, the merger should qualify as a nontaxable reorganization under applicable U.S. federal income tax principles and, in such case, no gain or loss would be recognized by Middle Kingdom stockholders or warrantholders for U.S. federal income tax purposes as a result of their exchange of Middle Kingdom common stock or warrants for the common stock or warrants of MK Arizona.

In addition, although there is a lack of authority directly on point, and thus, this conclusion is not entirely free from doubt, the conversion also should qualify as a nontaxable reorganization under applicable U.S. federal income tax principles and, in such case no gain or loss would be recognized by MK Arizona stockholders or warrantholders for U.S. federal income tax purposes as a result of their exchange of MK Arizona common stock or warrants for the ordinary shares or warrants of MK Cayman. MK Arizona, however, would recognize gain (but not loss) for U.S. federal income tax purposes as a result of the conversion equal to the difference between the fair market value of each of its assets over such asset’s adjusted tax basis at the effective time of the conversion. Any U.S. federal income tax liability incurred by MK Arizona as a result of such gain would become a liability of MK Cayman by reason of the conversion. MK Cayman would not recognize any gain or loss for U.S. federal income tax purposes as a result of the business combination and, although there is a lack of authority directly on point, and thus, this conclusion is not entirely free from doubt, certain “anti-inversion” provisions in the Code should not apply to treat MK Cayman as a U.S. corporation after the conversion and business combination.

Dividends payable by MK Cayman to its non-PRC shareholders and gains realized from the sale or transfer of shares of MK Cayman may be treated as PRC-sourced income and be subject to PRC tax at a rate of 10%. See “Risk Factors — Risks Relating to Doing Business in the People’s Republic of China — Dividends payable by Pypo Cayman or MK Cayman to its shareholders and gain on the sale or transfer of Pypo Cayman or MK Cayman’s shares may become subject to taxes under PRC tax laws.” If any such PRC taxes apply, MK Cayman’s non-PRC shareholders may be entitled to a reduced rate of PRC taxes under an applicable income tax treaty or a foreign tax credit against such shareholder’s domestic income tax liability (subject to applicable conditions and limitations).

See “Taxation — Material United States Federal Income Tax Considerations” below for further discussion of these and other tax consequences.

Anticipated Accounting Treatment

The redomestication and business combination will be accounted for as a reverse merger, whereby Pypo will be the continuing entity for financial reporting purposes and will be deemed to be the acquirer of Middle Kingdom. The redomestication and business combination are being accounted for as a reverse merger because (i) after the redomestication and business combination the former shareholders of Pypo Cayman will hold the substantial majority of the outstanding ordinary shares of MK Cayman and will have the ability to initially appoint the majority of the members of the board of directors of MK Cayman, and (ii) Middle Kingdom has no prior operations and was formed for the purpose of affecting a business combination such as the proposed business combination with Pypo.

In accordance with the applicable accounting guidance for accounting for the redomestication and business combination as a reverse merger, first Pypo will be deemed to have undergone a recapitalization, whereby its outstanding ordinary shares were converted into 45,000,000 ordinary shares of MK Cayman and 3,400,000 MK Cayman Class B redeemable warrants. Immediately thereafter MK Cayman, as the parent company of Pypo, which is the continuing accounting entity, will have been deemed to have acquired the assets and assumed the liabilities of Middle Kingdom in exchange for the issuance of the MK Cayman securities identical in number and terms to the outstanding securities of Middle Kingdom. However, although MK Cayman, as the parent company of Pypo, will be deemed to have acquired Middle Kingdom, in accordance with the applicable accounting guidance for accounting for the redomestication and business combination as a reverse merger, Middle Kingdom’s assets and liabilities will be recorded at their historical carrying amounts, which approximate their fair value, with no goodwill or other intangible assets recorded.

Regulatory Matters

The business combination and the transactions contemplated by the merger agreement are not subject to any additional federal or state regulatory requirements or approvals, including the HSR Act, except for filings with the State of Delaware, State of Arizona and the Cayman Islands necessary to effectuate the transactions contemplated by the redomestication and the merger agreement.

THE MERGER AGREEMENT

The discussion in this proxy statement/prospectus of the business combination and the principal terms of the merger agreement described below are qualified in their entirety by reference to the copy of the merger agreement filed as Exhibit 2.1 hereto, as amended by the first amendment to the merger agreement filed as Exhibit 2.2 and 2.3 hereto, and incorporated herein by reference. The following description summarizes the material provisions of the merger agreement, which agreement we urge you to read carefully because it is the principal legal document that governs the redomestication and the business combination.

The representations and warranties described below and included in the merger agreement were made by Middle Kingdom and Pypo as of specific dates. The assertions embodied in these representations and warranties may be subject to important qualifications and limitations agreed to by Middle Kingdom and Pypo in connection with negotiating the merger agreement. The representations and warranties may also be subject to a contractual standard of materiality that may be different from what may be viewed as material to stockholders, or may have been used for the purpose of allocating risk among Middle Kingdom and Pypo, rather than establishing matters as facts. The merger agreement is described in this proxy statement/prospectus only to provide you with information regarding its terms and conditions at the time it was entered into by the parties. Accordingly, you should read the representations and warranties in the merger agreement not in isolation but rather in conjunction with the other information contained in this document.

General

Middle Kingdom intends to change its domicile from the State of Delaware to the Cayman Islands by means of a short-form merger with and into its wholly owned Arizona subsidiary, followed by such surviving Arizona subsidiary’s conversion and redomestication into a Cayman Islands exempted company. After the redomestication, the resulting Cayman Islands exempted company, MK Cayman, will acquire all of the outstanding shares of Pypo Cayman by issuing the Pypo shareholders securities in MK Cayman.

Basic Deal Terms

The redomestication will result in all of Middle Kingdom’s issued and outstanding shares of common stock immediately prior to the redomestication converting into ordinary shares of MK Cayman, and all units, warrants and other rights to purchase Middle Kingdom’s common stock immediately prior to the redomestication being exchanged for substantially equivalent securities of MK Cayman. The shares of MK Cayman shall continue to be quoted on the OTC BB or such other public trading market on which its shares may be trading at such time. Middle Kingdom will cease to exist and MK Cayman will be the surviving corporation. In connection therewith, MK Cayman will assume all the property, rights, privileges, agreements, powers and franchises, debts, liabilities, duties and obligations of Middle Kingdom, which includes the assumption by MK Cayman of any and all agreements, covenants, duties and obligations of Middle Kingdom set forth in the merger agreement. At the effective time of the redomestication, the Memorandum of Association and Articles of Association of MK Cayman will be effective and will replace MK Arizona’s Articles of Incorporation and bylaws as the organizational documents of the continued corporation.

Immediately following the redomestication, MK Cayman will acquire each ordinary share of Pypo Cayman issued and outstanding prior to the business combination in exchange for an aggregate of 45,000,000 ordinary shares and 3,400,000 MK Cayman Class B redeemable warrants. In addition, MK Cayman has agreed to issue the Pypo shareholders up to an additional 23,000,000 MK Cayman ordinary shares pursuant to an earn-out provision in the merger agreement based on the adjusted net income of the combined company during the fiscal years ending March 31, 2010, 2011 and potentially 2012.

The earn-out will be based on the adjusted net income of MK Cayman during the fiscal years ending March 31, 2010, 2011 and potentially 2012. The term “adjusted net income” means the “Net Income Attributable to the Parent” as calculated and disclosed pursuant to or SFAS, No. 160, as set forth on the audited consolidated financial statements of MK Cayman comprising a part of the Forms 20-F filed with the SEC for the fiscal years ending March 31, 2010, 2011 or 2012 adjusted to:

•	add back to the “Net Income Attributable to the Parent” any charges for (a) “acquisition-related costs” as defined in and charged to expense pursuant to SFAS No. 141(R) and any other fees, expenses or payments to any third party related to the redomestication or business combination, (b) the amortization of intangibles, and (c) the impairment of goodwill, each of (a) – (c) as it relates to any acquisitions completed in, or pending at the end of, the applicable period (including the redomestication or business combination), by MK Cayman or the Pypo entities;
•	add back to the “Net Income Attributable to the Parent” any out-of-pocket (i.e., third party) expenses incurred to design, implement and annually assess disclosure controls and procedures and internal controls over financial reporting by MK Cayman or the Pypo entities as a consequence of MK Cayman’s compliance with the Sarbanes-Oxley Act;
•	add back to the “Net Income Attributable to the Parent” any charges for taxes payable by any of MK Cayman, MK Arizona or Middle Kingdom, or by the Pypo entities that are directly attributable to the redomestication or business combination, and that apply to the applicable period; and
•	deduct from the “Net Income Attributable to Parent” the financial statement tax benefit of the amount in the above bullets, computed by multiplying the amount of the adjustment in the above bullets by the statutory tax rate applicable to MK Cayman or the Pypo entity that incurred the expense;

provided, however, that if MK Cayman is no longer required or eligible to file a Form 20-F, then the “Net Income Attributable to Parent” as calculated and disclosed pursuant to SFAS No. 160 for any particular fiscal year shall be as set forth on the audited consolidated financial statements of MK Cayman for such fiscal year.

The 23,000,000 ordinary shares subject to the earn-out provision will be issued to the Pypo shareholders as follows:

•	10,000,000 shares will be issued to the Pypo shareholders if MK Cayman’s adjusted net income during either of the fiscal years ending March 31, 2010 or 2011 equals or exceeds $54,000,000; and
•	13,000,000 shares will be issued to the Pypo shareholders if MK Cayman’s adjusted net income during either of the fiscal years ending March 31, 2011 or 2012 equals or exceeds $67,000,000.

If a change of control of MK Cayman occurs on or prior to the latest date when the earn-out shares may be issuable to the Pypo shareholders, then regardless of whether the targeted net income thresholds have been met, MK Cayman shall issue and deliver to each Pypo shareholder the remaining earn-out shares, if the change of control is approved by a majority of the independent directors then on the board of directors of MK Cayman.

If the change of control is not approved by a majority of the independent directors then on the board, then the earn-out shares may nevertheless be issued and delivered to the Pypo shareholders as follows:

•	if the acquisition consideration delivered to the shareholders of MK Cayman in connection with the change of control has a value (as determined in good faith by a majority of the board of directors of MK Cayman) that is equal to at least $8.80 per share (as equitably adjusted for any stock split, combinations, stock dividends, recapitalizations or similar events), but less than $9.30 per share (as equitably adjusted for any stock split, combinations, stock dividends, recapitalizations or similar events), then 10,000,000 earn-out shares shall be issued and delivered to the Pypo shareholders; or
•	if the acquisition consideration delivered to the shareholders of MK Cayman in connection with the change of control has a value (as determined in good faith by a majority of the board of directors of MK Cayman) that is equal to at least $9.30 (as equitably adjusted for any stock split, combinations, stock dividends, recapitalizations or similar events), then any earn-out shares that have not been issued and delivered shall be issued and delivered to the Pypo shareholders; or
•	if the shareholders of MK Cayman do not receive any acquisition consideration as a result of the change of control, but the price per share is equal to at least $8.80 (as equitably adjusted for any stock split, combinations, stock dividends, recapitalizations or similar events), but less than $9.30 per share (as equitably adjusted for any stock split, combinations, stock dividends, recapitalizations or similar events), then 10,000,000 earn-out shares shall be issued and delivered to the Pypo shareholders; or
•	if the shareholders of MK Cayman do not receive any acquisition consideration as a result of the change of control, but the price per share is equal to or exceeds $9.30 (as equitably adjusted for any stock split, combinations, stock dividends, recapitalizations or similar events), then any earn-out shares that have not been issued and delivered shall be issued and delivered to the Pypo shareholders.

Upon the consummation of the redomestication and the business combination, MK Cayman will own 100% of the issued and outstanding ordinary shares of Pypo Cayman. Two of Pypo Cayman’s subsidiaries are also parties to the merger agreement: (i) Pypo Holdings (HK) Company Limited, a company incorporated in Hong Kong and a wholly owned subsidiary of Pypo Cayman, and (ii) Beijing Pypo Technology Group Company Limited, a limited liability company established in the PRC and an indirect wholly owned subsidiary of Pypo Cayman. We refer to Pypo Cayman and these subsidiaries as the “Pypo entities.”

Representations and Warranties

In the merger agreement, the Pypo parties make certain representations and warranties (subject to certain exceptions) relating to, among other things:

•	capital structure;
•	proper corporate organization and similar corporate matters;
•	authorization, execution, delivery and enforceability of the merger agreement and other transaction documents;
•	absence of conflicts with the organizational documents, material contracts and material permits of the Pypo entities;
•	required consents and approvals;
•	financial information and absence of undisclosed liabilities;
•	absence of certain changes or events;
•	absence of litigation;
•	licenses and permits;
•	title to shares, properties and assets;
•	ownership of intellectual property;
•	taxes;
•	employment matters;
•	transactions with affiliates and employees;
•	insurance coverage;
•	material contracts;
•	compliance with laws, including local PRC laws and those relating to foreign corrupt practices and money laundering;
•	brokers and finders;
•	representations regarding matters related to the Office of Foreign Assets Control of the U.S. Treasury Department; and
•	environmental matters.

In the merger agreement, the Middle Kingdom parties make certain representations and warranties (subject to certain exceptions) relating to, among other things:

•	capital structure;
•	proper corporate organization and similar corporate matters;
•	authorization, execution, delivery and enforceability of the merger agreement and other transaction documents;

•	absence of conflicts with the organizational documents, material contracts and material permits of Middle Kingdom;
•	required consents and approvals;
•	SEC filings;
•	internal accounting controls;
•	solvency;
•	absence of certain changes or events;
•	absence of undisclosed liabilities;
•	absence of litigation;
•	compliance with laws, including the Sarbanes-Oxley Act of 2002 and foreign corrupt practices and money laundering;
•	registration rights;
•	brokers and finders;
•	minute books;
•	votes required by Middle Kingdom’s board of directors and stockholders;
•	quotation of securities on the OTC BB;
•	information with respect to the trust account;
•	transactions with affiliates and employees;
•	material contracts; and
•	taxes.

Conduct of Business Pending Closing

Middle Kingdom and the Pypo entities agreed to use commercially reasonable efforts to carry on their respective businesses in the ordinary course in substantially the same manner as previously conducted, to pay all debts and taxes when due, to pay or perform other obligations when due, to use all reasonable efforts consistent with past practice and policies to preserve intact their respective business organizations, to use commercially reasonable efforts consistent with past practice to keep available the services of present officers, directors and employees, and to use commercially reasonable efforts consistent with past practice to preserve relationships with customers, suppliers, distributors, licensors, licensees and others having business dealings with them.

The Pypo entities agreed not to, without the prior written consent of Middle Kingdom (not to be unreasonably delayed or withheld):

•	amend their respective organizational documents;
•	declare or pay dividends or alter their capital structure;
•	enter into, modify or violate any material contracts, other than in the ordinary course of business consistent with past practice;
•	issue, deliver or sell or authorize or propose the issuance, delivery or sale of, or purchase or propose the purchase of, any shares of their capital stock or securities convertible into their capital stock;
•	transfer or license intellectual property other than the license of non-exclusive rights to intellectual property in the ordinary course of business consistent with past practice;
•	sell, lease, license or otherwise dispose of or encumber properties or assets that are material, individually or in the aggregate, to its business, other than in the ordinary course of business consistent with past practice and except the transfer of certain unprofitable mobile phone distribution businesses to third parties or the transfer of equity in certain regional subsidiaries to third parties;
•	incur or guarantee any indebtedness in excess of $200,000, except in the ordinary course of business and except for borrowings and refinancings from financial institutions and borrowings from third parties for working capital purposes (with the latter such borrowings subject to limitations on interest rate prior to January 31, 2009);
•	pay, discharge or satisfy any claims, liabilities or obligations in excess of $200,000, other than in the ordinary course of business or with respect to certain liabilities reflected or reserved against in the Pypo financial statements;
•	make any capital expenditures, additions or improvements except in the ordinary course of business consistent with past practice in excess of $300,000;
•	acquire any business or assets, which are material, individually or in the aggregate, to their business, taken as a whole, except that prior to January 31, 2009, Pypo may purchase additional retail chains with aggregate consideration less than $30,000,000 with no such restriction on consideration thereafter;
•	except as required to comply with applicable law and except for pre-existing agreements, (a) take any action with respect to any employment, severance, retirement, retention, incentive or similar agreement for the benefit of any current or former director, executive officer or any collective bargaining agreement, (b) increase in any material respect the compensation or fringe benefits of, or pay any bonus to, any director or executive officer, (c) materially amend or accelerate the payment, right to payment or vesting of any compensation or benefits, (d) pay any material benefit not provided for as of the date of the merger agreement under any benefit plan, or (e) grant any awards under any compensation plan or benefit plan, or remove the existing restrictions in any such plans;
•	open or close any facility or office except in the ordinary course of business; or
•	initiate, compromise or settle any material litigation or arbitration proceedings.

Middle Kingdom agreed not to, without the prior written consent of Pypo (not to be unreasonably delayed or withheld):

•	amend its organizational documents, provided that Middle Kingdom had the right to amend its Certificate of Incorporation to extend the deadline for completing the business combination from December 13, 2008 to August 31, 2009;
•	change any method of accounting or accounting principles or practices, except as required by U.S. GAAP or applicable law;
•	fail to timely file or furnish any SEC reports;
•	declare or pay any dividends, make any distributions or alter its capital structure;
•	sell, lease, license or otherwise dispose of or encumber any of its properties or assets;
•	enter into, violate, amend or otherwise modify any material contract other than contracts that Middle Kingdom reasonably determines are necessary for the completion of the transactions and involve the payment or receipt by Middle Kingdom of less than $100,000;
•	issue, deliver or sell or authorize or propose the issuance, delivery or sale of, or purchase or propose the purchase of, any shares of its capital stock or securities convertible into its capital stock;
•	issue or sell any debt securities or guarantee any debt securities of others;
•	pay, discharge or satisfy any claims, liabilities or obligations in excess of $100,000, other than in the ordinary course of business or with respect to any liabilities reflected or reserved against in the Middle Kingdom financial statements;
•	make any capital expenditures, additions or improvements;

•	make any acquisitions;
•	make or change any material tax election, adopt or change any accounting method in respect of taxes, file any tax return or any amendment to a tax return, enter into any closing agreement, settle any claim or assessment in respect of taxes, or consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of taxes; and
•	initiate, compromise or settle any material litigation or arbitration proceedings.

In December 2008, the Pypo parties allowed Middle Kingdom to borrow up to $400,000 from its officers, directors and principal sponsor to pay accounts payable that would otherwise be payable at the closing of the business combination by waiving the $100,000 limitation on Middle Kingdom’s execution, amendment or other modification of material contracts to which Middle Kingdom is a party.

Covenants

The merger agreement also contains additional covenants of the parties, including covenants providing for:

•	the parties to use commercially reasonable efforts to obtain all necessary approvals from stockholders, governmental agencies and other third parties that are required for the consummation of the transactions contemplated by the merger agreement, subject to certain limitations;
•	the protection of confidential information of the parties subject to certain exceptions as required by law, regulation or legal or administrative process, and, subject to the confidentiality requirements, the provision of reasonable access to information;
•	the parties to supplement or amend their respective disclosure schedules with respect to any matter that resulted in or could reasonably be expected to result in a material adverse effect on such party;
•	the parties to cooperate in the preparation of any press release or public announcement related to the merger agreement or related transactions;
•	the Pypo entities to use their commercially reasonable efforts to deliver to Middle Kingdom no later than September 30, 2008 the unaudited consolidated balance sheets as of June 30, 2008 and the related consolidated statements of income and statements of cash flows of Pypo Cayman for the period then ended, provided that failure to deliver such financial statements by such time shall not be considered a breach so long as the Pypo entities used commercially reasonable efforts;
•	the Pypo entities to maintain insurance policies providing insurance coverage for their businesses and for the assets and properties of the Pypo entities;
•	except as described in “— Effect of Termination; Termination Fee” below, the Pypo entities and Pypo shareholders waive all right, title, interest or claim of any kind against the trust account that they may have in the future as a result of, or arising out of, any negotiations, contracts or agreements with Middle Kingdom, and will not seek recourse against the trust fund;
•	the Pypo shareholders to pay off, on or prior to June 30, 2009, the then outstanding balance of the $20.0 million loan made by the Pypo entities to Capital Ally in March 2008 and to release any Pypo Cayman shares held as security for such loan on or prior to the closing date of the merger agreement;
•	Middle Kingdom to prepare, file and mail this proxy statement/prospectus and to hold a stockholder meeting to approve the transactions contemplated by the merger agreement and to agree to provide Pypo with any correspondence received from or to be sent to the SEC and allow Pypo the opportunity to review and comment on any responses thereto (in either case regardless of whether the deadline to complete the merger has been extended to August 31, 2009);
•	the Pypo parties to use commercially reasonable efforts to provide any information reasonably required or appropriate for inclusion in the proxy statement/prospectus, and any such information so provided shall not contain, at the time such proxy statement/prospectus is filed with the SEC or becomes effective under the Securities Act, any untrue statement of material fact nor omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading;

•	Middle Kingdom, the Pypo entities and the Pypo shareholders to use commercially reasonable efforts to fulfill the closing conditions in the merger agreement, including engaging in a road show at mutually agreed to times and places to seek the approval of the transactions;
•	Middle Kingdom and the Pypo entities to timely file all tax returns and other documents required to be filed with applicable governmental authorities, and to pay all taxes due on such returns;
•	Middle Kingdom and the Pypo entities to provide prompt written notice to the other party of any event or development that occurs that is of a nature that, individually or in the aggregate, would have or reasonably be expected to have a material adverse effect on the disclosing party, or would require any amendment or supplement to this proxy statement/prospectus; and
•	Middle Kingdom to ensure that the MK Cayman ordinary shares and Class B redeemable warrants to be issued to the Pypo shareholders will be duly authorized, validly issued, fully paid and nonassessable and enforceable in accordance with their terms in compliance with applicable securities laws.

Exclusivity; No Other Negotiation

Pursuant to the merger agreement, none of the Pypo entities or the Pypo shareholders may take, directly or indirectly, any action to initiate, assist, solicit, negotiate, or encourage any offer, inquiry or proposal from any person other than Middle Kingdom:

•	relating to an acquisition proposal, which means the acquisition of any capital stock or other voting securities of Pypo entities or any assets of Pypo entities other than sales of assets in the ordinary course of business;
•	to reach any agreement or understanding for, or otherwise attempt to consummate, any acquisition proposal with any of the Pypo entities and/or any Pypo shareholders;
•	to participate in discussions or negotiations with or to furnish or cause to be furnished any information with respect to Pypo entities or afford access to the assets and properties or books and records of Pypo entities who any of the Pypo entities knows or has reason to believe is in the process of considering any acquisition proposal relating to the Pypo entities;
•	to facilitate any effort or attempt by any person to do or seek any of the foregoing; or
•	to take any other action that is inconsistent with the transactions contemplated by the merger agreement.

Pursuant to the merger agreement, Middle Kingdom may not take directly or indirectly, any action to initiate, assist, solicit, negotiate, or encourage any offer, inquiry or proposal from any person relating to the acquisition by Middle Kingdom of that person or any affiliate of that person, or take any other action that is inconsistent with the merger agreement.

Notwithstanding the foregoing, beginning on November 13, 2008, the parties to the merger agreement may engage in the activities described above with respect to an acquisition proposal; provided, that any definitive agreement entered relating to an acquisition proposal must provide that the closing be conditioned on the prior termination of the merger agreement in accordance with its terms and, with respect to any agreements entered into by the Pypo parties, include a provision which provides that such agreement will automatically terminate upon the closing of the merger agreement.

Additional Agreements and Covenants

Board Composition

The parties have agreed that upon the closing of the merger agreement, and for a period ending not sooner than March 31, 2011 (or March 31, 2012 if the shares subject to the earn-out provision have not been issued prior to such date), the MK Cayman board of directors will consist of seven persons, of which the Pypo shareholders will initially designate six directors and the Middle Kingdom board of directors will initially designate one director. Of the six directors designated by the Pypo shareholders, at least three will be “independent directors” as such term is defined by NASDAQ Marketplace Rules, provided that a majority of independent directors then serving on the MK Cayman board may amend, modify or terminate the requirement that the Pypo shareholders designate six directors and how many of those six must be independent directors.

At the closing of the business combination, Arch, Capital Ally, Mr. Marks and Mr. Tanenbaum as representatives of Middle Kingdom, and MK Cayman will enter into a voting agreement. The voting agreement provides that, until March 31, 2011 (or March 31, 2012 if the shares subject to the earn-out provision have not been issued prior to such date) at any meeting called or action taken for the purpose of electing directors to the MK Cayman board of directors, Arch and Capital Ally will agree to vote for one director nominated by Michael Marks and Bernard J. Tanenbaum III on behalf of the Middle Kingdom stockholders. The initial designated director for the Middle Kingdom stockholders is expected to be Mr. Marks.

The MK Cayman board of directors shall, within 60 days following the closing of the merger agreement, establish an audit committee consisting of not less than three independent directors.

Director and Officer Insurance

As soon as practicable, Middle Kingdom will file an application with a reputable insurance company seeking a tail liability insurance policy that will be purchased by MK Cayman at the closing covering those persons who were currently covered by Middle Kingdom’s directors’ and officers’ liability insurance policy as of the record date. The Pypo shareholders have agreed to use commercially reasonable efforts to cause MK Cayman to purchase (to the extent available in the market) such policy with coverage in amount and scope at least as favorable to such persons as Middle Kingdom’s existing coverage (or as much as available for a price of up to $300,000), which policy shall continue for at least three years following the closing.

Estimates, Projections and Forecasts

Pursuant to the merger agreement, Middle Kingdom has acknowledged that none of the Pypo entities or Pypo shareholders made any representations or warranties whatsoever with respect to any estimates, projections or other forecasts and plans (including the reasonableness of the assumptions underlying such estimates, projections or forecasts) regarding the Pypo entities or Pypo shareholders, their business, the Chinese mobile phone market or any other matters. Middle Kingdom agreed to take responsibility for making its own evaluation of the adequacy and accuracy of all estimates, projections and other forecasts and plans (including the reasonableness of the assumptions underlying such estimates, projections and forecasts), and that Middle Kingdom has no claim against the Pypo entities or Pypo shareholders with respect to the foregoing.

Conditions to Closing

General Conditions

Consummation of the merger agreement and the related transactions is conditioned on (i) the Middle Kingdom board not having withdrawn its approval of the terms and conditions of the merger; (ii) the Middle Kingdom common and Class B stockholders, voting as a group, approving the redomestication (including the share increase, declassification, change to charter amendment vote and change in quorum); and (iii) a majority in interest of the Middle Kingdom Class B stockholders voting at the special meeting approving the business combination, with holders of less than 20% of the Middle Kingdom Class B common stock outstanding immediately before the consummation of the merger agreement properly exercising their rights to have their Class B shares converted into a pro rata share of the funds available in the trust account in accordance with Middle Kingdom’s Certificate of Incorporation, in each case at a meeting called for these purposes.

In addition, the consummation of the transactions contemplated by the merger agreement is conditioned upon certain closing conditions, including:

•	the delivery by each party to the other party of a certificate to the effect that the representations and warranties of the delivering party are true and correct as of the closing except where the failure of such representations and warranties to be so true and correct, individually or in the aggregate, has not had or would not reasonably be expected to have a material adverse effect on the Middle Kingdom parties, and all covenants contained in the merger agreement have been materially complied with by the delivering party;
•	no action, suit or proceeding shall have been instituted before any court or governmental or regulatory body or instituted or threatened by any governmental authorities to restrain, modify or prevent the carrying out of the transactions contemplated by the merger agreement, or in connection with any effort on the part of Middle Kingdom to extend its December 13, 2008 business combination deadline, or shall have been threatened in connection with any effort on the part of Middle Kingdom to extend its December 13, 2008 business combination deadline; and
•	no temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal or regulatory restraint provision limiting or restricting the party’s conduct or operations shall be in effect, nor shall any proceeding brought by an administrative agency or commission or other governmental authority, domestic or foreign, seeking the foregoing shall be pending.

Pypo’s Conditions to Closing

The obligations of Pypo to consummate the transactions contemplated by the merger agreement, in addition to the conditions described above, are conditioned upon each of the following, among other things:

•	there shall have been no material adverse effect with respect to Middle Kingdom since June 30, 2008, including any material adverse effect arising from the efforts on the part of Middle Kingdom to extend its December 13, 2008 business combination deadline, if the board of directors, in its sole discretion, elects to seek such an extension;
•	the receipt of necessary consents and approvals by third parties and the completion of necessary proceedings;
•	the resignation of those officers and directors who are not continuing as officers and directors of MK Cayman, free of any claims for employment compensation in any form, except for any reimbursement of outstanding expenses existing as of the date of such resignation;
•	Pypo shall have received a legal opinion, which is customary for transactions of this nature, from counsel to Middle Kingdom;
•	Middle Kingdom shall have made appropriate arrangements with Continental Stock Transfer & Trust Company to have the trust account disbursed immediately upon the closing;
•	Middle Kingdom shall have filed all reports and other documents required to be filed by Middle Kingdom under the U.S. federal securities laws through the closing date of the merger agreement;
•	no formal or informal SEC investigation or proceeding shall have been initiated by the SEC against any of the Middle Kingdom parties or any of their officers or directors; and
•	Middle Kingdom shall have maintained its status as a company whose common stock, Class B common stock, Class A warrants and Class B redeemable warrants are quoted on the OTC BB and no reason shall exist as to why such status shall not continue immediately following the closing in relation to the qualification of the securities of MK Cayman.

Middle Kingdom’s Conditions to Closing

The obligations of Middle Kingdom to consummate the transactions contemplated by the merger agreement, in addition to the conditions described above in the second paragraph of this section, are conditioned upon each of the following, among other things:

•	there shall have been no material adverse effect with respect to Pypo since March 31, 2008, including any material adverse effect arising from the efforts on the part of Middle Kingdom to extend its December 13, 2008 business combination deadline;
•	Pypo Cayman shall have furnished Middle Kingdom the unaudited consolidated balance sheets as of June 30, 2008 and the related consolidated statements of income and statements of cash flows of Pypo Cayman for the period then ended, which shall have been prepared in accordance with U.S. GAAP applied on a consistent basis throughout the period involved;
•	Middle Kingdom shall have received a legal opinion, which is customary for transactions of this nature, from counsel to Pypo;

•	Middle Kingdom shall have received investor representation letters executed by the Pypo shareholders; and
•	no formal or informal SEC investigation or proceeding shall have been initiated by the SEC against any of the Pypo parties or any of their officers or directors.

If permitted under the applicable law, either Middle Kingdom or Pypo may waive any inaccuracies in the representations and warranties made to such party contained in the merger agreement and waive compliance with any agreements or conditions for the benefit of itself or such party contained in the merger agreement. The condition requiring that the holders of less than 20% of the shares of Middle Kingdom Class B common stock affirmatively vote against the Business Combination Proposal and demand conversion of their Class B shares into cash may not be waived. We cannot assure you that all of the conditions will be satisfied or waived.

Indemnification

Indemnification by the Pypo Shareholders

The Pypo shareholders have agreed, on a pro rata basis, to indemnify Middle Kingdom from any damages arising from: (a) any breach of any representation or warranty made by the Pypo entities; (b) any breach by any Pypo entity of its covenants or obligations to be performed at or prior to the closing; or (c) any breach by any Pypo shareholder of its representations or warranties, covenants or obligations in the merger agreement. Notwithstanding the foregoing, however, the representations, warranties, covenants and obligations that relate specifically and solely to a particular Pypo shareholder are the obligations of that particular Pypo shareholder only.

The amount of damages suffered by Middle Kingdom may be paid in cash, or, at the option of the Pypo shareholders, may be recovered by the repurchase by MK Cayman of a specified number of MK Cayman shares owned by the Pypo shareholders. If the Pypo shareholders opt to deliver shares instead of cash, the number of shares to be returned by the Pypo shareholders shall be equal to the aggregate amount of the damages agreed to be paid by the Pypo shareholders, divided by $8.50. Further, the repurchase price payable by MK Cayman will be equal to the amount of the damages suffered by Middle Kingdom.

Indemnification by Middle Kingdom

Middle Kingdom agreed to indemnify each of the Pypo parties from any damages arising from: (a) any breach of any representation or warranty made by Middle Kingdom; or (b) any breach by Middle Kingdom of its covenants or obligations in the merger agreement to be performed at or prior to closing.

The amount of damages suffered by the Pypo parties shall be paid in newly issued MK Cayman shares. The number of MK Cayman shares to be issued to the Pypo parties shall be equal to the aggregate amount of the damages agreed to be paid by Middle Kingdom, divided by $8.50.

Limitations on Indemnity

Neither party will be entitled to indemnification unless the aggregate amount of damages to such party exceeds $1,000,000, and then only to the extent such damages exceed $1,000,000; provided that, with limited exceptions, the aggregate amount of damages payable by the indemnifying party to the indemnified party may not exceed $10,000,000.

Termination

The merger agreement may be terminated or abandoned at any time prior to the closing, whether before or after approval of the proposals being presented to Middle Kingdom’s stockholders, by:

•	mutual written consent of the parties;
•	either Middle Kingdom or the Pypo parties, if the closing has not occurred by (a) August 31, 2009, or (b) such other date as may be mutually agreed to;
•	any Pypo party, if Middle Kingdom has breached any representation, warranty, covenant or agreement contained in the merger agreement which has prevented the satisfaction of the conditions to the obligations of the Pypo parties under the merger agreement and the violation or breach has not been waived by the Pypo parties or cured by Middle Kingdom within ten business days after written notice from the Pypo parties;

•	Middle Kingdom, if the Pypo parties have breached any representation, warranty, covenant or agreement contained in the merger agreement which has prevented the satisfaction of the conditions to the obligations of Middle Kingdom under the merger agreement and such violation or breach has not been waived by Middle Kingdom or cured by the Pypo parties within ten business days after written notice from Middle Kingdom;
•	any Pypo party, if the Middle Kingdom board of directors fails to recommend or withdraws or modifies in a manner adverse to the Pypo parties its approval or recommendation of the merger agreement and the transactions contemplated under the merger agreement; and
•	either Middle Kingdom or the Pypo parties, if the Redomestication Proposal, Business Combination Proposal, Share Increase Proposal, Declassification Proposal, Amendment Proposal, Quorum Proposal and Shareholder Consent Proposal are not approved, or if holders of 20% or more of Middle Kingdom’s Class B common stock exercise their right to convert their Class B common stock into cash from the trust account;

Effect of Termination; Termination Fee

In the event of termination and abandonment by either Middle Kingdom or the Pypo parties, except as set forth below, all further obligations of the parties shall terminate, no party shall have any right against the other party, and each party shall bear its own costs and expenses.

If the Pypo parties terminate the merger agreement due to either: (a) a breach by Middle Kingdom of any representation, warranty, covenant or agreement contained in the merger agreement which has prevented the satisfaction of the conditions to the obligations of the Pypo parties under the merger agreement, which violation or breach has not been waived or cured as permitted by the merger agreement or (b) the Middle Kingdom board of directors failing to recommend or withdrawing or modifying its recommendation and approval of the merger agreement and the transactions contemplated under the merger agreement, then the Pypo parties will be entitled to damages in the amount of $4,000,000 immediately upon termination as liquidated damages and not as a penalty amount.

If Middle Kingdom terminates the merger agreement due to a breach by the Pypo parties of any representation, warranty, covenant or agreement contained in the merger agreement which has prevented the satisfaction of the conditions to the obligations of Middle Kingdom under the merger agreement, which violation or breach has not been waived or cured as permitted by the merger agreement, then Middle Kingdom will be entitled to damages in the amount of $4,000,000 immediately upon termination as liquidated damages and not as a penalty amount.

Under the merger agreement, Middle Kingdom will not be obligated to pay any termination fee to Pypo if the business combination is not consummated solely on account of Middle Kingdom’s stockholders failing to approve the redomestication or business combination or more than 20% of the Class B shareholders electing to convert their Class B shares.

If Middle Kingdom receives any payment for damages in connection with the termination or abandonment of the merger agreement, such payment will become part of Middle Kingdom’s general assets, rather than part of the trust account, and upon liquidation of Middle Kingdom, such payment will be distributed to Middle Kingdom’s common stockholders, along with any other remaining out-of-trust net assets.

As discussed above, pursuant to the merger agreement, the Pypo entities and Pypo shareholders waived all right, title, interest or claim of any kind against the trust account as a result of, or arising out of, any negotiations, contracts or agreements with Middle Kingdom, and agreed not to seek recourse against the trust fund. This waiver is not applicable as it relates to any claims these parties may have in connection with the termination fee.

Amendment, Extension and Waiver

The merger agreement may be amended by the parties thereto at any time by execution of an instrument in writing signed on behalf of each of the parties. At any time prior to the closing, either Middle Kingdom or Pypo may, to the extent allowed by applicable law, extend the time for the performance of the obligations under the merger agreement, waive any inaccuracies in representations and warranties made to the other party and waive compliance with any of the agreements or conditions for the benefit of the other party. Any such extension or waiver must be in writing signed by both parties.

To the extent a waiver by any party renders the statements in this proxy statement/prospectus materially misleading, Middle Kingdom intends to supplement the this proxy statement/prospectus and resolicit proxies from its stockholders to the extent required by law.

Regulatory and Other Approvals

Except for approvals required by Delaware, Arizona, and Cayman Islands corporate law and compliance with applicable securities laws and rules and regulations of the SEC, no federal, state or foreign regulatory requirements remain to be complied with or other material approvals to obtain or filings to make in order to consummate the business combination or the redomestication.

Conclusion of Middle Kingdom’s Board of Directors.

After careful consideration of all relevant factors, Middle Kingdom’s board of directors unanimously determined that the Business Combination Proposal is in the best interests of Middle Kingdom and its stockholders. The board of directors has approved and declared the Business Combination Proposal advisable and recommends that you vote or give instructions to vote “FOR” the Business Combination Proposal.

The foregoing discussion of the information and factors considered by the Middle Kingdom board of directors is not meant to be exhaustive, but includes the material information and factors considered by the board of directors. For a further discussion of the information and factors considered by the Middle Kingdom board of directors, see the section entitled “The Business Combination Proposal — Middle Kingdom’s Reasons for the Business Combination and Recommendation of the Middle Kingdom Board.”

CERTAIN AGREEMENTS RELATING TO THE BUSINESS COMBINATION

Lock-Up Agreements

The Pypo shareholders and the management shareholders have entered into lock-up agreements, providing that they not sell or otherwise transfer any of the ordinary shares or Class B redeemable warrants of MK Cayman received in the business combination, subject to the exceptions discussed below, for a period of:

•	24 months from the closing date of the business combination or, with respect to the earn-out shares, from the date of issuance of such shares. This 24 month lock-up provision applies to those securities beneficially owned by the Pypo management shareholders consisting of 50% of the securities owned by Capital Ally, which are deemed in the lockup agreements to be attributed to Messrs. Zhang, Fei, Zhou and Wan; and
•	12 months from the closing date of the business combination or, with respect to the earn-out shares, from the date of issuance of such shares. This 12 month lock-up provision applies to those securities beneficially owned by Arch and 50% of the securities owned by Capital Ally, which are attributable to Golden Meditech.

Notwithstanding the foregoing, nothing in the lock-up agreement restricts transfers of the shares by the Pypo shareholders (other than the management shareholders) in a secondary underwritten public offering, or that are in compliance with applicable federal and state securities laws to persons who agree in writing to be bound by the terms of the lock-up agreement. Furthermore, nothing in the lock-up agreement restricts transfers of the shares or the entering into or execution of any agreements, contracts or arrangements by the Pypo shareholders (including the management shareholders) in connection with a change of control as such term is defined in the merger agreement. These lock-up agreements do not impose any restrictions on the ordinary shares acquired prior to the closing of the business combination by the Pypo shareholders or the management shareholders.

As described under “Certain Relationships and Related Party Transactions — Pypo Related Party Transactions — Pledge Agreement,” Arch pledged all of its rights and interests in all of its Pypo Cayman shares in favor of Gottex Fund Management Sari on January 16, 2008 pursuant to an equitable mortgage agreement as security for performance of obligations by its parent company, ARC Capital, under a loan from Gottex. Under the agreement, Arch agreed not to sell, transfer, encumber or dispose of the pledged shares without the consent of Gottex. In connection with the consummation of the business combination, in July 2009, Arch and Gottex entered into a replacement agreement substantially in the same form as the agreement dated January 16, 2008 to release the pledge of Pypo Cayman Shares. Pursuant to the July 2009 agreement, Arch pledged of all of its shares and warrants in MK Cayman from time to time in favor of Gottex. In addition, Gottex has consented to the business combination prior to the closing.

The lock-up agreement is filed as Exhibit 10.4 hereto. We encourage you to read the lock-up agreement in its entirety.

Voting Agreement

Upon consummation of the business combination, the initial MK Cayman board of directors will consist of seven directors, of which the Pypo shareholders will designate six directors to MK Cayman’s board and Michael Marks and Bernard J. Tanenbaum III, on behalf of the Middle Kingdom stockholders, will designate a seventh director. The initial designated director for the Middle Kingdom stockholders is expected to be Mr. Marks.

After consummation of the business combination, Pypo’s two largest shareholders, Arch and Capital Ally, will beneficially own approximately 97.1% of MK Cayman’s outstanding stock. At the closing of the business combination, Arch, Capital Ally, Mr. Marks and Mr. Tanenbaum as representatives of Middle Kingdom, and MK Cayman will enter into a voting agreement. The voting agreement provides, among other things, that, until March 31, 2011 (or March 31, 2012 if the shares subject to the earn-out provision have not been issued prior to such date) at any meeting called or action taken for the purpose of electing directors to the MK Cayman board of directors, Arch and Capital Ally will agree to vote for one director nominated by Michael Marks and Bernard J. Tanenbaum III on behalf of the Middle Kingdom stockholders.

During the term of the voting agreement, Mr. Marks and Mr. Tanenbaum, on behalf of Middle Kingdom, shall have the right to request the resignation or removal of the directors they have nominated. In such event, Arch and Capital Ally agree to vote all of their shares in a manner that would cause the removal of such director, whether at any annual or special meeting called, or, in connection with any other action (including the execution of written consents) taken for the purpose of removing such director. In the event of the resignation, death, removal or disqualification of the Middle Kingdom director, Mr. Marks and Mr. Tanenbaum, on behalf of Middle Kingdom, shall promptly nominate a new director and, after written notice of the nomination has been given to Arch and Capital Ally, they will each vote all their shares to elect such nominee to the MK Cayman board of directors.

The voting agreement is filed as Exhibit 10.3 hereto. We encourage you to read the voting agreement in its entirety.

Registration Rights Agreement

At the closing of the business combination, MK Cayman and the Pypo shareholders will enter into a registration rights agreement pursuant to which the Pypo shareholders will be entitled to registration rights for their MK Cayman ordinary shares received in connection with the business combination. Pursuant to the registration rights agreement, the Pypo shareholders are entitled to make demand on MK Cayman that MK Cayman register the ordinary shares held by the Pypo shareholders. In addition, the Pypo shareholders have “piggyback” registration rights on registration statements filed subsequent to the date of the business combination. MK Cayman will bear the expenses incurred in connection with the filing of any such registration statements.

The registration rights agreement is filed as Exhibit 10.2 hereto. We encourage you to read the registration rights agreement in its entirety.

Employment Agreements

Each of Mr. Zhang and Mr. Fei has entered into an employment agreement with Pypo Cayman and each of Mr. Zhou and Mr. Wan has entered into an employment agreement with Pypo Beijing. The employment agreements become effective on the date of the consummation of the business combination and are for terms of three years. Mr. Zhang will be employed as the chairman of the board of MK Cayman; Mr. Fei will be employed as the chief executive officer of MK Cayman; Mr. Zhou will be employed as the executive vice president of Pypo Beijing and president of distribution; and Mr. Wan will be employed as the vice president of Pypo Beijing and president of e-commerce. Each executive will receive an initial base salary of approximately $174,000 (calculated at the exchange rate as of the date of the merger agreement), an amount equal to his base salary and annual bonus, in RMB, at Pypo Beijing for fiscal 2008. The boards of directors of Pypo Cayman and Pypo Beijing may adjust base salaries annually to reflect increases in the cost of living. An executive’s base salary may also be increased if the executive’s workload substantially increases as a result of an expansion in the business of his employer or its subsidiaries or controlled affiliates. In addition, an executive’s base salary will be correspondingly adjusted if the salaries of all other employees of his employer or its subsidiaries and its controlled affiliates are adjusted.

Each executive’s employment agreement will provide for an annual bonus based on the executive’s performance and the financial performance of his employer. Annual bonuses will be determined by each employer in its sole discretion and will be approved by its board of directors. Subject to the approval of its board of directors, each employer may also grant share options or other equity incentives to the executives.

Pursuant to the employment agreements, the employer will pay tuition and other costs, including a reasonable living allowance, arising from an executive’s enrollment in any fulltime or part-time business study program at an appropriate university and in a subject relevant to the executive’s scope of work. An executive’s enrollment in such a program will require prior approval by his employer’s board of directors, in the case of Mr. Fei or Mr. Zhang, or his employer’s chief executive officer, in the case of Mr. Zhou or Mr. Wan.

Each executive will also be eligible to participate in the benefits generally made available to the employer’s executives in accordance with the benefit plans established by the employer. In addition, the employer will pay for life insurance and medical insurance policies for the benefit of each executive.

If an executive’s employment agreement terminates as a result of the death of the executive, or if an employer terminates an executive’s employment based on the executive’s disability, the employer will pay the executive, or his beneficiaries or estate, as applicable, an amount equal to 18 months’ base salary plus the full amount of any compensation to which the executive was entitled as of the date of termination. If an executive suffers an industrial injury (as defined under applicable PRC laws), the employer will not be able to terminate the executive’s employment without the executive’s consent. If the executive consents to such termination, the employer will pay the executive an amount equal to 18 months’ base salary plus the full amount of any compensation to which the executive was entitled as of the date of termination.

If an employer dismisses an executive without cause (as defined by the PRC Labor Law), or if an executive terminates his employment for good reason (as defined in his employment agreement), the employer will pay the executive the product of his monthly base salary and the number of years the executive was employed pursuant to his employment agreement plus five. If an executive terminates his employment other than for good reason, the executive will be entitled to a contribution bonus in an amount determined by the employer and approved by its board of directors. A contribution bonus shall not exceed the product of the executive’s monthly base salary and the number of years the executive was employed pursuant to his employment agreement plus five. If an executive’s employment agreement expires in accordance with its term without earlier termination or extension, the executive will be eligible to receive an amount equal to eight months’ base salary.

Each of the employment agreements provides for the protection of confidential information and contains non-competition and non-solicitation provisions applicable for a term of 24 months following the termination of the executive’s employment. Each executive will continue to receive his base salary during the term of the non-competition and non-solicitation provisions in consideration of his fulfilling his obligations thereunder.

TAXATION

The following discussion of the material Cayman Islands, PRC and U.S. federal income tax consequences of the business combination, merger and conversion is based upon laws and relevant interpretations thereof in effect as of the date of this proxy statement/prospectus, all of which are subject to change. This discussion does not deal with all possible tax consequences relating to the business combination, merger and conversion, such as the tax consequences under state, local and other tax laws.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to MK Cayman levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or brought within, the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double taxation treaties. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Material PRC Income Tax Considerations

The following discussion summarizes the material PRC income tax considerations relating to the ownership of ordinary shares of MK Cayman following the conversion and business combination.

Resident Enterprise Treatment

On March 16, 2007, the Fifth Session of the Tenth National People’s Congress passed the Enterprise Income Tax Law of the People’s Republic of China, or the EIT Law, which became effective on January 1, 2008. Under the EIT Law, enterprises are classified as “resident enterprises” and “non-resident enterprises.” Pursuant to the EIT Law and its implementing rules, enterprises established outside China whose “de facto management bodies” are located in China are considered “resident enterprises” and subject to the uniform 25% enterprise income tax rate on global income. According to the implementing rules of the EIT Law, “de facto management body” refers to a managing body that in practice exercises overall management control over the production and business, personnel, accounting and assets of an enterprise.

The EIT Law and the interpretation of many of its provisions, including the definition of “resident enterprise,” are unclear. It is also uncertain how the PRC tax authorities would interpret and implement the EIT Law and its implementing rules. Generally, the PRC tax authorities may determine the resident enterprise status of entities organized under the laws of foreign jurisdictions, including Pypo Cayman and MK Cayman, on a case-by-case basis. Pypo Cayman and MK Cayman are Cayman Islands holding companies, and Pypo Cayman has a subsidiary in Hong Kong, Pypo HK, which in turn owns a 100% equity interest in Pypo Beijing. Pypo Cayman’s and MK Cayman’s management are substantially based in China and most of their management members are expected to be based in China in the future, although some of Pypo Cayman’s and MK Cayman’s directors and senior managers are not PRC nationals. It remains uncertain whether the PRC tax authorities would determine that Pypo Cayman or MK Cayman is a “resident enterprise” or a “non-resident enterprise.”

Given the short history of the EIT law and lack of applicable legal precedent, it remains unclear how the PRC tax authorities will determine the PRC tax resident treatment of a foreign company such as Pypo Cayman or MK Cayman. If the PRC tax authorities determine that Pypo Cayman or MK Cayman is a “resident enterprise” for PRC enterprise income tax purposes, a number of tax consequences could follow. First, Pypo Cayman or MK Cayman could be subject to the enterprise income tax at a rate of 25% on its global taxable income. Second, the EIT Law provides that dividend income between “qualified resident enterprises” is exempt from income tax. It is unclear whether the dividends Pypo Cayman or MK Cayman receives from Pypo Beijing constitute dividend income between “qualified resident enterprises” and would therefore qualify for tax exemption.

As of the date of this proxy statement/prospectus, the PRC tax authorities have not been able to provide Pypo Cayman or MK Cayman with a definitive determination as to the “resident enterprise” or “non-resident enterprise” status of MK Cayman, Pypo Cayman or Pypo HK. However, since it is not anticipated that any of MK Cayman, Pypo Cayman and Pypo HK would receive dividends from Pypo Beijing or generate other income in the near future, such companies are not expected to have any income that would be subject to the 25% enterprise income tax on global income in the near future. Pypo Cayman or MK Cayman will again consult with the PRC tax authorities and make any necessary tax payment if MK Cayman, Pypo Cayman or Pypo HK (based on future clarifying guidance issued by the PRC), or the PRC tax authorities, determine that MK Cayman, Pypo Cayman or Pypo HK is a resident enterprise under the EIT Law, and if any of such companies were to have income in the future.

Although the EIT Law provides that resident enterprises, such as Pypo Beijing, should be subject to the 25% enterprise income tax on global income from the period beginning January 1, 2008, Pypo Beijing was allowed by the PRC tax rules and the local tax authority to benefit from its existing preferential tax treatment as a “High Technology Enterprise”, which reduced the rate during the period from 2006 until the expiration of such treatment at the end of calendar 2008. Pypo Beijing will pay the full 25% enterprise income tax on global income for the period beginning January 1, 2009.

Dividends From PRC Subsidiaries

If Pypo Cayman or MK Cayman is not treated as a resident enterprise under the EIT Law, then dividends that Pypo Cayman or MK Cayman receives from Pypo Beijing may be subject to PRC withholding tax. The EIT Law and the implementing rules of the EIT Law provide that (A) an income tax rate of 25% will normally be applicable to investors that are “non-resident enterprises,” or non-resident investors, which (i) have establishments or premises of business inside China, and (ii) the income in connection with their establishment or premises of business is sourced from China or the income is earned outside China but has actual connection with their establishments or places of business inside China, and (B) an income tax rate of 10% will normally be applicable to dividends payable to investors that are “non-resident enterprises,” or non-resident investors, which (i) do not have an establishment or place of business in the PRC or (ii) have an establishment or place of business in the PRC, but the relevant income is not effectively connected with the establishment or place of business, to the extent such dividends are derived from sources within the PRC.

As described above, the PRC tax authorities may determine the resident enterprise status of entities organized under the laws of foreign jurisdictions, including Pypo Cayman and MK Cayman, on a case-by-case basis. Each of Pypo Cayman and MK Cayman is a Cayman Islands holding company and substantially all of its income may be derived from dividends it receives from Pypo Beijing. Thus, if Pypo Cayman or MK Cayman is considered as a “non-resident enterprise” under the EIT Law and the dividends paid to Pypo Cayman or MK Cayman by subsidiaries in China are considered income sourced within China, such dividends received by Pypo Cayman or MK Cayman may be subject to the income tax described in the foregoing paragraph.

The State Council of the PRC or a tax treaty between China and the jurisdictions in which the non-PRC investors reside may reduce such income tax. Pursuant to the Double Tax Avoidance Arrangement between Hong Kong and Mainland China, if the Hong Kong resident enterprise owns more than 25% of the equity interest in a company in China, the 10% withholding tax on the dividends the Hong Kong resident enterprise received from such company in China is reduced to 5%. Each of Pypo Cayman and MK Cayman is a Cayman Islands holding company, and Pypo Cayman has a subsidiary in Hong Kong (Pypo HK), which in turn owns a 100% equity interest in Pypo Beijing. If Pypo HK is considered as a Hong Kong resident enterprise under the Double Tax Avoidance Arrangement and is considered as a “non-resident enterprise” under the EIT Law, the dividends paid to Pypo Pypo HK by Pypo Beijing may be subject to the reduced income tax rate of 5% under the Double Tax Avoidance Arrangement. However, based on the Notice on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties, issued on February 20, 2009 by the State Administration of Taxation, if the relevant PRC tax authorities determine, in their discretion, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such PRC tax authorities may adjust the preferential tax treatment.

As of the date of this proxy statement/prospectus, the PRC tax authorities have not been able to provide Pypo Cayman or MK Cayman with a definitive determination as to the “resident enterprise” or “non-resident enterprise” status of MK Cayman, Pypo Cayman or Pypo HK. As indicated above, however, Pypo Beijing does not expect to pay any dividends in the near future. Pypo Cayman or MK Cayman will again consult with the PRC tax authorities and make any necessary tax withholding if, in the future, Pypo Beijing were to pay any dividends and Pypo Beijing, MK Cayman, Pypo Cayman or Pypo HK (based on future clarifying guidance issued by the PRC), or the PRC tax authorities, determine that MK Cayman, Pypo Cayman or Pypo HK is a non-resident enterprise under the EIT Law.

Dividends that Shareholders Receive From Pypo Cayman or MK Cayman; Gain on the Sale or Transfer of Pypo Cayman or MK Cayman’s Shares

If dividends payable to (or gains recognized by) shareholders by Pypo Cayman or MK Cayman are treated as income derived from sources within the PRC, then the dividends that shareholders receive from Pypo Cayman or MK Cayman, and any such gain on the sale or transfer of Pypo Cayman or MK Cayman’s shares, may be subject to taxes under PRC tax laws.

Under the EIT Law and the implementing rules of the EIT Law, PRC income tax at the rate of 10% is applicable to dividends payable to investors that are “non-resident enterprises,” or non-resident investors, which (i) do not have an establishment or place of business in the PRC or (ii) have an establishment or place of business in the PRC but the relevant income is not effectively connected with the establishment or place of business, to the extent that such dividends have their sources within the PRC. Similarly, any gain realized on the transfer of shares by such investors is also subject to 10% PRC income tax if such gain is regarded as income derived from sources within the PRC.

The dividends paid by Pypo Cayman or MK Cayman to non-resident investors with respect to their respective shares, or gain non-resident investors may realize from the transfer of shares of Pypo Cayman or MK Cayman, may be treated as PRC-sourced income and, as a result, may be subject to PRC tax at a rate of 10%. In such event, Pypo Cayman or MK Cayman also may be required to withhold a 10% PRC tax on any dividends paid to non-resident investors. In addition, non-resident investors in Pypo Cayman or MK Cayman may be responsible for paying PRC tax at a rate of 10% on any gain realized from the transfer of shares of Pypo Cayman or MK Cayman from and after the consummation of the business combination if such non-resident investors and the gain satisfies the requirements under the EIT Law and its implementing rules. However, under the EIT Law and its implementing rules, neither MK Cayman nor Pypo Cayman would have an obligation to withhold income tax in respect of the gains that non-resident investors (including U.S. investors) may realize from the transfer of their shares from and after the consummation of the business combination.

If Pypo Cayman or MK Cayman were to pay any dividends in the future, Pypo Cayman or MK Cayman would again consult with the PRC tax authorities and if Pypo Cayman or MK Cayman (based on future clarifying guidance issued by the PRC), or the PRC tax authorities, determine that Pypo Cayman or MK Cayman must withhold PRC tax on any dividends payable by such companies under the EIT Law, Pypo Cayman or MK Cayman will make any necessary tax withholding on dividends payable to its non-resident investors. If non-resident investors as described under the EIT Law (including U.S. investors) realized any gain from the sale or transfer of shares of Pypo Cayman or MK Cayman and if such gain were considered as PRC-sourced income, such non-resident investors would be responsible for paying 10% PRC income tax on the sale or transfer of shares of Pypo Cayman or MK Cayman. As indicated above, under the EIT Law and its implementing rules, neither MK Cayman nor Pypo Cayman would have an obligation to withhold PRC income tax in respect of the gains that non-resident investors (including U.S. investors) may realize from the transfer of their shares from and after the consummation of the business combination.

Penalties for Failure to Pay Applicable PRC Income Tax

Non-resident investors in Pypo Cayman or MK Cayman may be responsible for paying PRC tax at a rate of 10% on any gain realized from the transfer of shares of Pypo Cayman or MK Cayman from and after the consummation of the business combination if such non-resident investors and the gain satisfies the requirements under the EIT Law and its implementing rules, as described above.

According to the EIT Law and its implementing rules, the PRC Tax Administration Law (the “Tax Administration Law”) and its implementing rules, the Provisional Measures for the Administration of Withholding of Enterprise Income Tax for Non-resident Enterprises (the “Administration Measures”) and other applicable PRC laws or regulations (collectively the “Tax Related Laws”), where any gain derived by non-resident investors from the transfer of shares in Pypo Cayman or MK Cayman is subject to any income tax in China, and such non-resident investors fail to file any tax return or pay tax in this regard pursuant to the Tax Related Laws, they may be subject to certain fines, penalties or punishments, including without limitation: (1) if a non-resident investor fails to file a tax return and present the relevant information in connection with tax payments, the competent tax authorities shall order it to do so within the prescribed time limit and may impose a fine up to RMB 2,000, and in egregious cases, may impose a fine ranging from RMB 2,000 to RMB 10,000; (2) if a non-resident investor fails to file a tax return or fails to pay all or part of the amount of tax payable, the non-resident investor shall be required to pay the unpaid tax amount payable, a surcharge on overdue tax payments (the daily surcharge is 0.05% of the overdue amount, beginning from the day the deferral begins), and a fine ranging from 50% to 500% of the unpaid amount of the tax payable; (3) if a non-resident investor fails to file a tax return or pay the tax within the prescribed time limit according to the order by the PRC tax authorities, the PRC tax authories may collect and check information about the income items of the non-resident investor in China and other payers (the “Other Payers”) who will pay amounts to such non-resident investor, and send a “Notice of Tax Issues” to the Other Payers to collect and recover the tax payable and impose overdue fines on such non-resident investor from the amounts otherwise payable to such non-resident investor by the Other Payers; (4) if a non-resident investor fails to pay the tax payable within the prescribed time limit as ordered by the PRC tax authorities, a fine may be imposed on the non-resident investor ranging from 50% to 500% of the unpaid tax payable; and the PRC tax authorities may, upon approval by the director of the tax bureau (or sub-bureau) of, or higher than, the county level, take the following compulsory measures: (i) notify in writing the non-resident investor’s bank or other financial institution to withhold from the account thereof for payment of the amount of tax payable, and (ii) detain, seal off, or sell by auction or on the market the non-resident investor’s commodities, goods or other property in a value equivalent to the amount of tax payable; or (5) if the non-resident investor fails to pay all or part of the amount of tax payable or surcharge for overdue tax payment, and can not provide a guarantee to the tax authorities, the tax authorities may notify the frontier authorities to prevent the non-resident investor or their legal representative from leaving China.

Material United States Federal Income Tax Considerations

General

In the opinion of Cozen O’Connor, the following discussion summarizes the material U.S. federal income tax consequences of (i) the business combination to MK Cayman, (ii) the merger to Middle Kingdom and the holders of Middle Kingdom’s common stock and Class B common stock, or common stock, Class A warrants and Class B redeemable warrants, or warrants, and Middle Kingdom’s Series A and Series B units, or units, the foregoing collectively referred to as Middle Kingdom securities, (iii) the conversion to MK Arizona, MK Cayman and the holders of MK Arizona’s common stock, Class B common stock and warrants, referred to as MK Arizona securities, and (iv) owning ordinary shares and warrants in MK Cayman, referred to as MK Cayman securities, following the conversion and business combination.

The discussion below of the U.S. federal income tax consequences to “U.S. Holders” will apply to a beneficial owner of Middle Kingdom’s securities that is for U.S. federal income tax purposes:

•	an individual citizen or resident of the United States;
•	a corporation (or other entity treated as a corporation) that is created or organized (or treated as created or organized) in or under the laws of the United States, any state thereof or the District of Columbia;
•	an estate whose income is includible in gross income for U.S. federal income tax purposes regardless of its source; or
•	a trust if (i) a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust, or (ii) it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If a beneficial owner of Middle Kingdom securities is not described as a U.S. Holder and is not an entity treated as a partnership or other pass-through entity for U.S. federal income tax purposes, such owner will be considered a “Non-U.S. Holder.” The material U.S. federal income tax consequences applicable to Non-U.S. Holders of owning MK Cayman securities are described below.

With respect to the holders of units, although each unit is evidenced by a single instrument, a holder of a unit may, at its option, exchange such unit for its components, common stock (or ordinary share, as the case may be) and warrants. Accordingly, each holder of a unit would treat the unit as consisting of the common stock (or ordinary share) and warrants corresponding to the components of such unit for U.S. federal income tax purposes. In accordance with such treatment of the unit, in calculating its tax basis in each of the components, a holder will allocate the purchase price paid for such unit among the components in proportion to their relative fair market values at the time of purchase. A similar principle would apply in determining the amount of gain or loss allocable to each component upon a sale or other disposition of a unit. The exchange of a unit for the separate common stock (or ordinary share) and warrants corresponding to each unit would not be a taxable event. Since a holder of a unit would be treated for U.S. federal income tax purposes as holding the applicable common stock (or ordinary share) and warrant components of such a unit, a holder of a unit should review the applicable discussion herein relating to the U.S. federal income tax consequences of the purchase, ownership and disposition of common stock (or ordinary shares) and warrants.

This summary is based on the Code, its legislative history, Treasury regulations promulgated thereunder, published rulings and court decisions, all as currently in effect. These authorities are subject to change or differing interpretations, possibly on a retroactive basis.

This discussion does not address all aspects of U.S. federal income taxation that may be relevant to MK Arizona, MK Cayman, Middle Kingdom, or any particular holder of Middle Kingdom securities, MK Arizona securities or MK Cayman securities. In particular, this discussion considers only holders that own and hold Middle Kingdom securities, and who will hold MK Arizona securities or MK Cayman securities as a result of owning the corresponding Middle Kingdom securities or MK Arizona securities, as capital assets within the meaning of Section 1221 of the Code. This discussion also does not address the potential application of the alternative minimum tax or the U.S. federal income tax consequences to holders that are subject to special rules, including:

•	financial institutions or financial services entities;
•	broker-dealers;
•	taxpayers who have elected mark-to-market accounting;
•	tax-exempt entities;
•	governments or agencies or instrumentalities thereof;
•	insurance companies;
•	regulated investment companies;
•	real estate investment trusts;
•	certain expatriates or former long-term residents of the United States;
•	persons that actually or constructively own 5% or more of Middle Kingdom’s voting shares;
•	persons that hold Middle Kingdom securities as part of a straddle, constructive sale, hedging, conversion or other integrated transaction; or
•	persons whose functional currency is not the U.S. dollar.

This discussion does not address any aspect of U.S. federal non-income tax laws, such as gift or estate tax laws, or state, local or non-U.S. tax laws. Additionally, the discussion does not consider the tax treatment of partnerships or other pass-through entities or persons who hold Middle Kingdom securities, or will hold the MK Arizona securities or MK Cayman securities through such entities. If a partnership (or other entity classified as a partnership for U.S. federal income tax purposes) is the beneficial owner of Middle Kingdom securities (or the MK Arizona securities or MK Cayman securities), the U.S. federal income tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership.

Middle Kingdom has not sought, and will not seek, a ruling from the Internal Revenue Service as to any U.S. federal income tax consequence described herein. The IRS may disagree with the discussion herein, and its determination may be upheld by a court. Moreover, there can be no assurance that future legislation, regulation, administrative rulings or court decisions will not adversely affect the accuracy of the statements in this discussion.

Because of the absence of guidance directly on point as to how the transactions contemplated by the merger, conversion and share exchange or otherwise discussed in this section would be treated for U.S. federal income tax purposes, it is not possible to predict what contrary positions, if any, may be taken by the Internal Revenue Service or a court considering these tax issues and whether such positions would be materially different from those discussed in this section (although the disclosure does describe certain possible alternative tax consequences). As a result, the word “should” and not “will” is often used throughout this section in order to indicate a degree of uncertainty concerning these issues that is greater than would be indicated by a “will” level of opinion, but is less than would be indicated by a “more-likely-than-not” level of opinion. If the Internal Revenue Service were to assert a contrary position with respect to the tax treatment of an aspect of the transactions described in this section, and prevail with respect to that assertion, security holders might be subject to additional U.S. federal income tax consequences which, in turn, could negatively affect the security holders, including as set forth in this section.

Due to the complexity of the tax laws and because the tax consequences to Middle Kingdom, MK Arizona, MK Cayman, or any particular holder of Middle Kingdom or MK Arizona securities or of MK Cayman securities following the conversion and business combination may be affected by matters not discussed herein, each holder of Middle Kingdom securities is urged to consult with its tax advisors with respect to the specific tax consequences of the merger, conversion and business combination, and the ownership and disposition of Middle Kingdom securities, MK Arizona securities and MK Cayman securities, including the applicability and effect of state, local and non-U.S. tax laws, as well as U.S. federal tax laws.

Tax Consequences of the Business Combination with respect to MK Cayman and Holders of MK Cayman Securities

Neither MK Cayman or holders of MK Cayman Securities will recognize any gain or loss for U.S. federal income tax purposes as a result of the business combination.

Tax Consequences of the Merger

Under applicable federal income tax principles as enacted and construed on the date hereof, the merger of Middle Kingdom with and into MK Arizona should qualify as a reorganization for U.S. federal income tax purposes under Code Section 368(a). However, there is a lack of clear authority directly on point on how the provisions of Code Section 368(a) apply in the case of a merger of a corporation with no active business and only investment-type assets, and thus, this conclusion is not entirely free from doubt.

If the merger qualifies as a reorganization under Code Section 368(a), a U.S. Holder of Middle Kingdom securities would not recognize gain or loss upon the exchange of its Middle Kingdom securities solely for the corresponding MK Arizona securities pursuant to the merger, and Middle Kingdom would not recognize gain or loss as a result of the merger. A U.S. Holder’s aggregate tax basis in the MK Arizona securities received in connection with the merger also would be the same as the aggregate tax basis of the corresponding Middle Kingdom securities surrendered in the transaction. In addition, the holding period of the MK Arizona securities received in the merger would include the holding period of the corresponding Middle Kingdom securities surrendered in the merger. A Class B stockholder of Middle Kingdom who redeems its shares of Class B common stock for cash generally will recognize gain or loss in an amount equal to the difference between the amount of cash received for such shares and its adjusted tax basis in such shares.

If the merger fails to qualify as a reorganization under Code Section 368(a), a U.S. Holder would recognize a gain or loss with respect to its securities in Middle Kingdom in an amount equal to the difference between the U.S. Holder’s adjusted tax basis in its Middle Kingdom securities and the fair market value of the corresponding MK Arizona securities received in the merger. In such event, the U.S. Holder’s basis in the MK Arizona securities would equal such securities’ fair market value, and the U.S. Holder’s holding period for the MK Arizona securities would begin on the day following the date of the merger. In addition, Middle Kingdom would recognize gain or loss in an amount equal to the difference, if any, between the fair market value of the MK Arizona securities issued in the merger and the adjusted tax basis of its assets at the effective time of the merger.

Tax Consequences of the Conversion

Tax Consequences to U.S. Holders of MK Arizona Securities

The conversion should qualify as a reorganization for U.S. federal income tax purposes under Code Section 368(a) under applicable federal income tax principles as enacted and construed on the date hereof. However, there is a lack of clear authority directly on point on how the provisions of Code Section 368(a) apply in the case of a conversion of a corporation with no active business and only investment-type assets, and thus, this conclusion is not entirely free from doubt.

If the conversion qualifies as a reorganization under Code Section 368(a), a U.S. Holder of MK Arizona securities would not recognize gain or loss upon the exchange of its MK Arizona securities solely for the securities of MK Cayman pursuant to the conversion. A U.S. Holder’s aggregate tax basis in the securities of MK Cayman received in connection with the conversion also would be the same as the aggregate tax basis of the MK Arizona securities surrendered in the transaction. In addition, the holding period of the MK Cayman securities received in the conversion would include the holding period of the securities of MK Arizona surrendered in the conversion.

If the conversion fails to qualify as a reorganization under Code Section 368(a), a U.S. Holder would recognize a gain or loss with respect to its securities in MK Arizona in an amount equal to the difference between the U.S. Holder’s adjusted tax basis in its MK Arizona securities and the fair market value of the corresponding MK Cayman securities received in the conversion. In such event, the U.S. Holder’s basis in the MK Cayman securities would equal their fair market value, and such U.S. Holder’s holding period for the MK Cayman securities would begin on the day following the date of the conversion.

Tax Consequences to MK Arizona and MK Cayman

Section 7874(b) of the Code generally provides that a corporation organized outside the United States which acquires, directly or indirectly, pursuant to a plan or series of related transactions substantially all of the assets of a corporation organized in the United States will be treated as a U.S. corporation for U.S. federal income tax purposes if shareholders of the acquired corporation, by reason of owning shares of the acquired corporation, own at least 80% of either the voting power or the value of the stock of the acquiring corporation after the acquisition. If Section 7874(b) were to apply to the conversion, then MK Cayman, as the surviving entity, would be subject to U.S. federal income tax on its worldwide taxable income following the conversion and business combination as if it were a U.S. corporation, and MK Arizona would not recognize gain (or loss) as a result of the conversion.

After the completion of the business combination, which will occur immediately after and as part of the same plan as the conversion, the former stockholders of MK Arizona, by reason of owning shares of MK Arizona, will own less than 80% of the ordinary shares of MK Cayman. Accordingly, Section 7874(b) should not apply to treat MK Cayman as a U.S. corporation for U.S. federal income tax purposes. However, due to the absence of full guidance on how the rules of Section 7874(b) will apply to the transactions contemplated by the conversion and the business combination, this result is not entirely free from doubt. If, for example, the conversion were ultimately determined for purposes of Section 7874(b) as occurring prior to, and separate from, the business combination, the share ownership threshold for applicability of Section 7874(b) would be satisfied (and MK Cayman would be treated as a U.S. corporation for U.S. federal income tax purposes) because the stockholders of MK Arizona, by reason of owning stock of MK Arizona, would own all of the shares of MK Cayman immediately after the conversion. Although normal step transaction tax principles and an analogous example in the temporary regulations promulgated under Section 7874 support the view that the conversion and the business combination would be viewed together for purposes of determining whether Section 7874(b) is applicable, because of the absence of guidance under Section 7874(b) directly on point, this result is not entirely free from doubt. The balance of this discussion assumes that MK Cayman will be treated as a non-U.S. corporation for U.S. federal income tax purposes.

Even if Section 7874(b) does not apply to a transaction, Section 7874(a) of the Code generally provides that where a corporation organized outside the United States acquires, directly or indirectly, pursuant to a plan or series of related transactions substantially all of the assets of a corporation organized in the United States, the acquired corporation will be subject to U.S. federal income tax on its “inversion gain” (which cannot be reduced by, for example, net operating losses otherwise available to the acquired corporation) if the shareholders of the acquired corporation, by reason of owning shares of the acquired corporation, own at least 60% (but less than 80%) of either the voting power or the value of the stock of the acquiring corporation after the acquisition. For this purpose, inversion gain includes, among other items, any gain recognized under Section 367 of the Code by reason of the transfer of the properties of the acquired corporation to the foreign (non-U.S.) acquiring corporation pursuant to the transaction. If, as discussed above, Section 7874(b) did not apply, such gain would be recognized regardless of the application of Section 7874(a), as discussed in the following paragraph. After the completion of the business combination, which will occur immediately after and as part of the same plan as the conversion, the former stockholders of MK Arizona, by reason of owning shares of MK Arizona, will own less than 60% of the ordinary shares of MK Cayman. Accordingly, the provisions of Section 7874(a) would not apply.

Under Section 367, MK Arizona would recognize gain (but not loss) as a result of the conversion equal to the excess, if any, of the fair market value of each asset of MK Arizona over such asset’s adjusted tax basis at the effective time of the conversion. Since after the completion of the conversion and business combination, the former shareholders of MK Arizona, by reason of owning shares of MK Arizona, will own less than 60% of the shares of MK Cayman, such gain would be subject to U.S. federal income tax without regard to the limitations under Section 7874(a) on the use of tax attributes or other deductions which might otherwise be available, if any.

Tax Consequences to U.S. Holders of Ordinary Shares and Warrants of MK Cayman

Taxation of Distributions Paid on Ordinary Shares

Subject to the passive foreign investment company, or PFIC, rules discussed below, a U.S. Holder will be required to include in gross income as ordinary income the amount of any dividend paid on the ordinary shares of MK Cayman. A distribution on such ordinary shares will be treated as a dividend for U.S. federal income tax purposes to the extent the distribution is paid out of current or accumulated earnings and profits of MK Cayman (as determined for U.S. federal income tax purposes). Such dividend will not be eligible for the dividends-received deduction generally allowed to U.S. corporations in respect of dividends received from other U.S. corporations. Distributions in excess of such earnings and profits will be applied against and reduce the U.S. Holder’s basis in its ordinary shares in MK Cayman and, to the extent in excess of such basis, will be treated as gain from the sale or exchange of such ordinary shares.

With respect to non-corporate U.S. Holders for taxable years beginning before January 1, 2011, dividends may be taxed at the lower applicable long-term capital gains rate provided that (a) the ordinary shares of MK Cayman are readily tradable on an established securities market in the United States, (b) MK Cayman is not a PFIC, as discussed below, for either the taxable year in which the dividend was paid or the preceding taxable year, and (c) certain holding period requirements are met. The holding period for the Class B common stock will be reduced for any period in which a holder has diminished its risk of loss, and there is a lack of clear authority as to whether a U.S. Holder’s holding period for its shares in MK Cayman would be suspended for purposes of clause (c) above for the period that such holder had a right to have its Class B common stock in Middle Kingdom redeemed by Middle Kingdom. In addition, under recently published IRS authority, ordinary shares are considered for purposes of clause (a) above to be readily tradable on an established securities market in the United States only if they are listed on certain exchanges, which presently do not include the OTCBB. If the ordinary shares of MK Cayman are only listed and traded on the OTCBB, the dividends paid on the ordinary shares of MK Cayman will not qualify for the lower rate.

If PRC taxes apply to dividends paid to a U.S. Holder on the ordinary shares of MK Cayman, such taxes may be treated as foreign taxes eligible for credit against such holder’s U.S. federal income tax liability (subject to applicable conditions and limitations), and a U.S. Holder should be entitled to certain benefits under the income tax treaty between the United States and the PRC, if such holder is considered a resident of the United States for purposes of the treaty. These benefits include the treatment of any such income as arising in the PRC for purposes of determining entitlement to the benefits of a foreign tax credit (the amount of which depends, in part, on the level of foreign source income), which foreign tax credit may be applied against such holder’s U.S. federal income tax liability. U.S. Holders should consult their tax advisors regarding the creditability of any such PRC tax and their eligibility for the benefits of the income tax treaty between the United States and the PRC.

Taxation on the Disposition of Ordinary Shares and Warrants

Upon a sale or other taxable disposition of the ordinary shares or warrants in MK Cayman, and subject to the PFIC rules discussed below, a U.S. Holder will recognize capital gain or loss in an amount equal to the difference between the amount realized and the U.S. Holder’s adjusted tax basis in the ordinary shares or warrants.

Capital gains recognized by U.S. Holders generally are subject to U.S. federal income tax at the same rate as ordinary income, except that long-term capital gains recognized by non-corporate U.S. Holders are generally subject to U.S. federal income tax at a maximum rate of 15% for taxable years beginning before January 1, 2011 (and 20% thereafter). Capital gain or loss will constitute long-term capital gain or loss if the U.S. Holder’s holding period for the ordinary shares or warrants exceeds one year. The deductibility of capital losses is subject to various limitations.

If PRC taxes apply to any gain from the disposition of the ordinary shares or warrants in MK Cayman by a U.S. Holder, such taxes should be treated as foreign taxes eligible for credit against such holder’s U.S. federal income tax liability (subject to applicable conditions and limitations), and a U.S. Holder should be entitled to certain benefits under the income tax treaty between the United States and the PRC, if such holder is considered a resident of the United States for purposes of the treaty. These benefits include the treatment of any such income as arising in the PRC for purposes of determining entitlement to the benefits of a foreign tax credit (the amount of which depends, in part, on the level of foreign source income), which foreign tax credit may be applied against such holder’s U.S. federal income tax liability. U.S. Holders should consult their tax advisors regarding the creditability of any such PRC tax and their eligibility for the benefits of the income tax treaty between the United States and the PRC.

Exercise or Lapse of the Class A warrants or Class B redeemable warrants

Subject to the discussion of the PFIC rules below, a U.S. Holder will not recognize gain or loss upon the exercise for cash of a warrant to acquire ordinary shares in MK Cayman. Ordinary shares acquired pursuant to an exercise for cash of a warrant generally will have a tax basis equal to the U.S. Holder’s tax basis in the warrant, increased by the amount paid to exercise the warrant. The holding period of such ordinary shares generally would begin on the day after the date of exercise of the warrant. The terms of a warrant provide for an adjustment to the number of ordinary shares for which the warrant may be exercised or to the exercise price of the warrants in certain events. Such adjustment may, under certain circumstances, result in constructive distributions that could be taxable to the U.S. Holder of the warrants. Conversely, the absence of an appropriate adjustment similarly may result in a constructive distribution that could be taxable, as described above, to the U.S. Holders of the ordinary shares in MK Cayman. If a warrant is allowed to lapse unexercised, a U.S. Holder would recognize a capital loss equal to such holder’s tax basis in the warrant.

If a U.S. Holder exercises a warrant by having us withhold a portion of the ordinary shares to be delivered on exercise (i.e., a cashless exercise), the tax consequences are not entirely clear under current tax law. This cashless exercise may be tax-free, either because the exercise is not a taxable exchange or because the exercise is treated as a recapitalization for U.S. federal income tax purposes. In either tax-free situation, a U.S. Holder’s tax basis in the ordinary shares received upon the cashless exercise of the warrants would equal the U.S. Holder’s tax basis in the warrant used to effect the cashless exercise. If the cashless exercise were treated neither as a taxable exchange nor as a recapitalization, a U.S. Holder’s holding period in the ordinary shares received generally would commence on the date following the date of the exercise of the warrant for tax purposes and would not include the period during which the U.S. Holder held the warrant. If the cashless exercise were treated as a recapitalization, the holding period of the ordinary shares would include the holding period of the warrant.

It is also possible that the cashless exercise could be treated as a taxable exchange in which gain or loss would be recognized. In such event, a U.S. Holder could be deemed to have surrendered a number of warrants having a fair market value equal to the exercise price for the number of warrants deemed exercised (i.e., the number of warrants equal to the number of ordinary shares issued pursuant to the cashless exercise). The U.S. Holder would recognize capital gain or loss in an amount equal to the difference between such fair market value (i.e., the exercise price for the number of warrants deemed exercised) and the U.S. Holder’s tax basis in such warrants deemed surrendered. In this case, a U.S. Holder’s tax basis in the ordinary shares received on exercise of the warrant would equal the sum of such fair market value and the U.S. Holder’s tax basis in the warrants deemed exercised. A U.S. Holder’s holding period for such ordinary shares would generally commence on the date following the date of exercise of the warrant.

Due to the absence of authority on the U.S. federal income tax treatment of a cashless exercise of warrants, there can be no assurance which, if any, of the alternative tax consequences and holding periods described above would be adopted by the IRS or a court. Accordingly, U.S. Holders should consult their tax advisors regarding the tax consequences of a cashless exercise of warrants.

Passive Foreign Investment Company Rules

A foreign corporation will be a PFIC if at least 75% of its gross income in a taxable year, including its pro rata share of the gross income of any company in which it is considered to own at least 25% of the shares by value, is passive income. Alternatively, a foreign corporation will be a PFIC if at least 50% of its assets in a taxable year, ordinarily determined based on fair market value and averaged quarterly over the year, including its pro rata share of the assets of any company in which it is considered to own at least 25% of the shares by value, are held for the production of, or produce, passive income. Passive income generally includes dividends, interest, rents and royalties (other than certain rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets.

Based on the expected composition of the assets and income of MK Cayman and its subsidiaries after the redomestication and the business combination, it is not anticipated that MK Cayman will be treated as a PFIC following the redomestication and the business combination. The actual PFIC status of MK Cayman for any taxable year, however, will not be determinable until after the end of its taxable year, and accordingly there can be no assurance with respect to the status of MK Cayman as a PFIC for the current taxable year or any future taxable year.

If MK Cayman were a PFIC for any taxable year during which a U.S. Holder held its ordinary shares or warrants, and the U.S. Holder did not make either a timely qualified electing fund election for the first taxable year of its holding period for the ordinary shares or a mark-to-market election, as described below, such holder will be subject to special rules with respect to:

•	any gain recognized by the U.S. Holder on the sale or other disposition of its ordinary shares or warrants; and
•	any “excess distribution” made to the U.S. Holder (generally, any distributions to such U.S. Holder during a taxable year that are greater than 125% of the average annual distributions received by such U.S. Holder in respect of the ordinary shares of MK Cayman during the three preceding taxable years or, if shorter, such U.S. Holder’s holding period for the ordinary shares).

Under these rules:

•	the U.S. Holder’s gain or excess distribution will be allocated ratably over the U.S. Holder’s holding period for the ordinary shares or warrants;
•	the amount allocated to the taxable year in which the U.S. Holder recognized the gain or received the excess distribution or to any taxable year prior to the first taxable year in which MK Cayman was a PFIC will be taxed as ordinary income;
•	the amount allocated to other taxable years will be taxed at the highest tax rate in effect for that year and applicable to the U.S. Holder; and
•	the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each such other taxable year.

In addition, if MK Cayman were a PFIC, a U.S. Holder who acquires its ordinary shares or warrants from a deceased U.S. Holder who dies before January 1, 2010 and who had not made a timely qualified electing fund election for the ordinary shares generally will be denied the step-up of U.S. federal income tax basis in such shares or warrants to their fair market value at the date of the deceased holder’s death. Instead, such U.S. Holder would have a tax basis in such shares or warrants equal to the deceased holder’s tax basis, if lower.

In general, a U.S. Holder may avoid the PFIC tax consequences described above in respect to its ordinary shares in MK Cayman by making a timely qualified electing fund election to include in income its pro rata share of MK Cayman’s net capital gains (as long-term capital gain) and other earnings and profits (as ordinary income), on a current basis, in each case whether or not distributed. A U.S. Holder may make a separate election to defer the payment of taxes on undistributed income inclusions under the qualified electing fund rules, but if deferred, any such taxes will be subject to an interest charge.

A U.S. Holder may not make a qualified electing fund election with respect to its warrants. As a result, if a U.S. Holder sells or otherwise disposes of a warrant to purchase ordinary shares of MK Cayman (other than upon exercise of a warrant), any gain recognized generally will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above, if MK Cayman were a PFIC at any time during the period the U.S. Holder held the warrants. If a U.S. Holder that exercises such warrants properly makes a qualified electing fund election with respect to the newly acquired ordinary shares in MK Cayman (or has previously made a qualified electing fund election with respect to its ordinary shares in MK Cayman), the qualified electing fund election will apply to the newly acquired ordinary shares, but the adverse tax consequences relating to PFIC shares, adjusted to take into account the current income inclusions resulting from the qualified electing fund election, will continue to apply with respect to such newly acquired ordinary shares (which generally will be deemed to have a holding period for the purposes of the PFIC rules that includes the period the U.S. Holder held the warrants), unless the U.S. Holder makes a purging election. The purging election creates a deemed sale of such shares at their fair market value. The gain recognized by the purging election will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of the purging election, the U.S. Holder will have a new basis and holding period in the ordinary shares acquired upon the exercise of the warrants for purposes of the PFIC rules.

The qualified electing fund election is made on a shareholder-by-shareholder basis and, once made, can be revoked only with the consent of the IRS. A U.S. Holder generally makes a qualified electing fund election by attaching a completed IRS Form 8621 (Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund), including the information provided in a PFIC annual information statement, to a timely filed U.S. federal income tax return for the tax year to which the election relates. Retroactive qualified electing fund elections generally may be made only by filing a protective statement with such return and if certain other conditions are met or with the consent of the IRS.

In order to comply with the requirements of a qualified electing fund election, a U.S. Holder must receive certain information from MK Cayman. Upon request from a U.S. Holder, MK Cayman will endeavor to provide to the U.S. Holder, no later than 90 days after the request, such information as the IRS may require, including a PFIC annual information statement, in order to enable the U.S. Holder to make and maintain a qualified electing fund election. However, there is no assurance that MK Cayman will have timely knowledge of its status as a PFIC in the future or of the required information to be provided.

If a U.S. Holder has elected the application of the qualified electing fund rules to its ordinary shares in MK Cayman, and the special tax and interest charge rules do not apply to such shares (because of a timely qualified electing fund election for the first tax year of the U.S. Holder’s holding period for such shares or a purge of the PFIC taint pursuant to a purging election), any gain recognized on the appreciation of such shares should be taxable as capital gain and no interest charge will be imposed. As discussed above, U.S. Holders of a qualified electing fund are currently taxed on their pro rata shares of the qualified electing fund’s earnings and profits, whether or not distributed. In such case, a subsequent distribution of such earnings and profits that were previously included in income should not be taxable as a dividend to those U.S. Holders who made a qualified electing fund election. The tax basis of a U.S. Holder’s shares in a qualified electing fund will be increased by amounts that are included in income, and decreased by amounts distributed but not taxed as dividends, under the above rules. Similar basis adjustments apply to property if by reason of holding such property the U.S. Holder is treated under the applicable attribution rules as owning shares in a qualified electing fund.

Although a determination as to MK Cayman’s PFIC status will be made annually, an initial determination that it is a PFIC will generally apply for subsequent years to a U.S. Holder who held ordinary shares or warrants of MK Cayman while it was a PFIC, whether or not it met the test for PFIC status in those years. A U.S. Holder who makes the qualified electing fund election discussed above for the first tax year in which the U.S. Holder holds

(or is deemed to hold) ordinary shares in MK Cayman and for which it is determined to be a PFIC, however, will not be subject to the PFIC tax and interest charge rules (or the denial of basis step-up at death) discussed above in respect to such shares. In addition, such U.S. Holder will not be subject to the qualified electing fund inclusion regime with respect to such shares for the tax years in which MK Cayman is not a PFIC. On the other hand, if the qualified electing fund election is not effective for each of the tax years in which MK Cayman is a PFIC and the U.S. Holder holds (or is deemed to hold) ordinary shares in MK Cayman, the PFIC rules discussed above will continue to apply to such shares unless the U.S. Holder makes a purging election and pays the tax and interest charge with respect to the gain inherent in such shares attributable to the pre-qualified electing fund election period.

Alternatively, if a U.S. Holder owns ordinary shares in a PFIC that is treated as marketable stock, the U.S. Holder may make a mark-to-market election. If the U.S. Holder makes a valid mark-to-market election for the first tax year in which the U.S. Holder holds (or is deemed to hold) ordinary shares in MK Cayman and for which it is determined to be a PFIC, such holder generally will not be subject to the PFIC rules described above in respect to its ordinary shares. Instead, in general, the U.S. Holder will include as ordinary income each year the excess, if any, of the fair market value of its ordinary shares at the end of its taxable year over the adjusted basis in its ordinary shares. The U.S. Holder also will be allowed to take an ordinary loss in respect of the excess, if any, of the adjusted basis of its ordinary shares over the fair market value of its ordinary shares at the end of its taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). The U.S. Holder’s basis in its ordinary shares will be adjusted to reflect any such income or loss amounts, and any further gain recognized on a sale or other taxable disposition of the ordinary shares will be treated as ordinary income. Currently, a mark-to-market election may not be made with respect to warrants.

The mark-to-market election is available only for stock that is regularly traded on a national securities exchange that is registered with the SEC, or on a foreign exchange or market that the IRS determines has rules sufficient to ensure that the market price represents a legitimate and sound fair market value. Upon the completion of the business combination, the ordinary shares of MK Cayman will be eligible for listing on the OTCBB. Since it is anticipated that immediately following the business combination the ordinary shares of MK Cayman will only be listed and traded on the OTCBB, the mark-to-market election will not be available.

If MK Cayman is a PFIC and, at any time, has a non-U.S. subsidiary that is classified as a PFIC, U.S. Holders generally would be deemed to own a portion of the shares of such lower-tier PFIC, and generally could incur liability for the deferred tax and interest charge described above if MK Cayman receives a distribution from, or disposes of all or part of its interest in, the lower-tier PFIC. Upon request, MK Cayman will endeavor to cause any lower-tier PFIC to provide to a U.S. Holder no later than 90 days after the request the information that may be required to make or maintain a qualified electing fund election with respect to the lower-tier PFIC. U.S. Holders are urged to consult their tax advisors regarding the tax issues raised by lower-tier PFICs. If a U.S. Holder owns (or is deemed to own) shares during any year in a PFIC, such holder may have to file an IRS Form 8621 (whether or not a qualifying electing fund or mark-to-market election is made).

The rules dealing with PFICs and with the qualified electing fund and mark-to-market elections are very complex and are affected by various factors in addition to those described above. Accordingly, U.S. Holders of ordinary shares and warrants in MK Cayman should consult their tax advisors concerning the application of the PFIC rules to such ordinary shares and warrants under their particular circumstances.

Tax Consequences to Non-U.S. Holders of Ordinary Shares and Warrants of MK Cayman

Dividends paid to a Non-U.S. Holder in respect to its ordinary shares in MK Cayman generally will not be subject to U.S. federal income tax, unless the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base that such holder maintains in the United States).

In addition, a Non-U.S. Holder generally will not be subject to U.S. federal income tax on any gain attributable to a sale or other disposition of ordinary shares or warrants in MK Cayman unless such gain is effectively connected with its conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base that such holder maintains in the United States) or the Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of sale or other disposition and certain other conditions are met (in which case, such gain from United States sources generally is subject to tax at a 30% rate or a lower applicable tax treaty rate).

Dividends and gains that are effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base in the United States) generally will be subject to tax in the same manner as for a U.S. Holder and, in the case of a Non-U.S. Holder that is a corporation for U.S. federal income tax purposes, may also be subject to an additional branch profits tax at a 30% rate or a lower applicable tax treaty rate.

Backup Withholding and Information Reporting

In general, information reporting for U.S. federal income tax purposes will apply to distributions made on the ordinary shares of MK Cayman within the United States to a non-corporate U.S. Holder and to the proceeds from sales and other dispositions of ordinary shares or warrants of MK Cayman to or through a U.S. office of a broker by a non-corporate U.S. Holder. Payments made (and sales and other dispositions effected at an office) outside the United States will be subject to information reporting in limited circumstances.

In addition, backup withholding of U.S. federal income tax, currently at a rate of 28%, generally will apply to dividends paid on the ordinary shares of MK Cayman to a non-corporate U.S. Holder and the proceeds from sales and other dispositions of shares or warrants of MK Cayman by a non-corporate U.S. Holder, in each case who (a) fails to provide an accurate taxpayer identification number; (b) is notified by the IRS that backup withholding is required; or (c) in certain circumstances, fails to comply with applicable certification requirements.

A Non-U.S. Holder generally may eliminate the requirement for information reporting and backup withholding by providing certification of its foreign status, under penalties of perjury, on a duly executed applicable IRS Form W-8 or by otherwise establishing an exemption.

Backup withholding is not an additional tax. Rather, the amount of any backup withholding will be allowed as a credit against a U.S. Holder’s or a Non-U.S. Holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that certain required information is timely furnished to the IRS.

THE REDOMESTICATION PROPOSAL

General

In connection with the business combination, Middle Kingdom will redomesticate to the Cayman Islands and, in that process, change its name and corporate documents and reconstitute its board of directors. Pypo requested that Middle Kingdom redomesticate to the Cayman Islands because its business is presently structured with a Cayman Islands holding company, Pypo Cayman, and Pypo wished to maintain that structure. Middle Kingdom agreed to the redomestication request because substantially all of the business operations of Pypo are conducted outside the United States and over 90% of the combined company’s shareholders would be outside the United States. Accordingly, the redomestication requirement was made a condition to closing of the business combination. The most important reason the Pypo shareholders required that the combined company remain in the Cayman Islands was that, if in the future, the combined company determined to pursue a listing on the Hong Kong stock exchange, the Cayman Islands domicile would not serve as an impediment to that listing based upon the fact that the vast majority of Chinese companies domiciled outside of China or Hong Kong that completed IPOs since January 2004 that are listed on the Hong Kong stock exchange are incorporated in the Cayman Islands. In addition, although not exclusive to the Cayman Islands, the Cayman Islands has a well developed international banking network, has a favorable taxing regime, is politically stable, and has an infrastructure heavily experienced in providing government and legal services to holding companies of off-shore operating entities, such as Pypo. Lastly, several Cayman Island law firms maintain offices in China (although this is not exclusive to Cayman Islands law firms).

Based on information available as of the record date, MK Cayman expects that it will become a foreign private issuer upon the consummation of the business combination, which would reduce the reporting requirements under the Exchange Act, resulting in fewer costs associated with financial and reporting compliance. For example, as a foreign private issuer MK Cayman will be exempt from certain provisions applicable to U.S. public companies, including:

•	the rules requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;
•	the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations with respect to a security registered under the Exchange Act;
•	provisions of Regulation FD aimed at preventing issuers from making selective disclosures of material non-public information; and
•	the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and establishing insider liability for profits realized from any “short swing” trading transactions, or a purchase and sale, or a sale and purchase, of the issuer’s equity securities within less than six months.

As a foreign private issuer, MK Cayman will file an annual report on Form 20-F within six months of the close of each fiscal year and reports on Form 6-K relating to certain material events promptly after MK Cayman publicly announces these events. However, because of the foregoing exemptions for foreign private issuers, MK Cayman’s shareholders will not be afforded the same protections or information generally available to investors holding shares in public companies organized in the United States, such as Middle Kingdom.

As a result of the redomestication, Middle Kingdom’s corporate name will become “Pypo China Holdings Limited.” As all legal rights, benefits, duties and obligations enjoyed, owned or owed by Middle Kingdom will, by means of the merger and conversion statutes in effect in Delaware, Arizona, and the Cayman Islands, be enjoyed, owned or owed, as the case may be, by MK Cayman following the redomestication, except that such rights, duties or obligations will be governed by the law of the Cayman Islands as opposed to Delaware, depending upon the issue under consideration. As a result, all of the restrictions applicable to Middle Kingdom’s initial securityholders will continue to apply until the consummation of the business combination, which will take place immediately following the consummation of the redomestication, and certain of which will continue to apply following such consummation. Similarly, MK Cayman will assume all agreements to which Middle Kingdom was a party as of the record date, including the Class A warrants and Class B redeemable warrants originally issued by Middle Kingdom.

The full text of the Memorandum of Association and Articles of Association of MK Cayman are filed as Exhibit 3.1 to this proxy statement/prospectus. The discussion of these documents and the comparison of rights set forth below are qualified in their entirety by reference to this exhibit.

Adoption of the Redomestication Proposal

Middle Kingdom’s board of directors has unanimously approved the Redomestication Proposal and recommends that Middle Kingdom’s stockholders approve it.

The affirmative vote of holders of a majority of Middle Kingdom’s outstanding shares of Class B common stock and common stock, as a group, is required for approval of the Redomestication Proposal. Abstentions and broker non-votes will have the effect of a vote against the proposal.

The redomestication will not be consummated if the business combination is not approved. The business combination will not be consummated if the Redomestication Proposal is not approved. As all of Middle Kingdom’s Class B stockholders are voting upon the redomestication in connection with their vote upon the business combination, and such transactions are cross-conditioned, Middle Kingdom believes that the consummation of the redomestication immediately prior to the business combination does not violate Article IV, paragraph C of its Certificate of Incorporation, which prohibits Middle Kingdom from amending its Certificate of Incorporation prior to consummation of a business combination.

Middle Kingdom’s board of directors unanimously recommends a vote “FOR” the approval of the redomestication.

The Redomestication

The Merger

The redomestication will involve two steps.

First, Middle Kingdom will effect a short-form merger pursuant to which it will merge with and into its wholly owned subsidiary incorporated in Arizona, MK Arizona. MK Arizona will survive the merger and will succeed to Middle Kingdom’s assets and liabilities. This merger will be effected pursuant to Section 253 of the DGCL. After the merger, Middle Kingdom will no longer exist. In the merger:

•	each outstanding share of Middle Kingdom Class B and common stock will automatically be converted into one Class B or common share, as applicable, of MK Arizona; and
•	each outstanding Class A warrant, Class B redeemable warrant, or purchase option of Middle Kingdom will be assumed by MK Arizona and shall entitle the holder to purchase an equivalent number and type of security in MK Arizona; and
•	all outstanding shares of MK Arizona owned by Middle Kingdom will automatically be canceled.

The Conversion

Second, after the merger described above, MK Arizona will become a Cayman Islands exempted company, MK Cayman, pursuant to a conversion and continuation procedure under Arizona and Cayman Islands law. This procedure allows MK Arizona to become a Cayman Islands exempted company while continuing its existence uninterrupted and without the need for a merger. In the conversion:

•	each outstanding share of Class B and common stock of MK Arizona will automatically become one ordinary share of MK Cayman; and
•	each outstanding Class A warrant, Class B redeemable warrant, or purchase option of MK Arizona will be assumed by MK Cayman and shall entitle the holder to purchase an equivalent number of securities in MK Cayman.

As a result of the conversion, MK Arizona will continue its existence without interruption as a Cayman Islands exempted company rather than an Arizona corporation.

Upon the issuance of a certificate of registration by way of continuance by the Cayman Islands Registrar, the conversion of the Arizona corporation into and its continuance as a Cayman Islands exempted company will become effective. At the effective time of the continuance, MK Cayman will be governed by its Memorandum of Association and the Articles of Association, the equivalent of a Certificate of Incorporation and bylaws of a United States company, written in compliance with Cayman Islands law. Forms of MK Cayman’s Memorandum of Association and Articles of Association are filed as Exhibit 3.1 to this proxy statement/prospectus.

If the Redomestication Proposal is approved, and if the Business Combination Proposal is also approved, the redomestication will become effective promptly following the special meeting, subject to the receipt of all necessary third-party consents. The merger of Middle Kingdom into the Arizona corporation will become effective upon the later of the time of filing a certificate of merger with the Delaware Secretary of State and the issuance of a certificate of merger by the Arizona Corporation Commission unless a later effective time is specified in the filings with those states. The conversion of the Arizona corporation into and its continuance as a Cayman Islands exempted company will become effective upon the issuance of a certificate of registration by way of continuance by the Cayman Islands Registrar.

After the redomestication, Middle Kingdom securities no longer will be eligible to trade on the U.S. OTC BB. MK Cayman’s ordinary shares and warrants will be eligible to trade in their place beginning on or about the effective date of the redomestication under new CUSIP numbers and trading symbols.

Your percentage ownership of Middle Kingdom/MK Cayman will not be affected by the redomestication. As part of the business combination, however, a substantial number of additional MK Cayman shares and Class B redeemable warrants will be issued as consideration for Pypo. As part of the redomestication, MK Cayman will assume Middle Kingdom’s outstanding Class A warrants and Class B redeemable warrants on their current terms, and will otherwise assume all outstanding obligations of Middle Kingdom and succeed to those benefits enjoyed by Middle Kingdom. The business of Middle Kingdom, upon the redomestication and completion of the business combination, will become that of Pypo.

It will not be necessary to replace current Middle Kingdom certificates after the redomestication. DO NOT DESTROY YOUR CURRENT CERTIFICATES IN THE MIDDLE KINGDOM NAME. Issued and outstanding Middle Kingdom certificates will represent rights in MK Cayman. Stockholders may, if they like, submit their stock certificates to our transfer agent, Continental Stock Transfer and Trust Company, 17 Battery Place, New York, New York 10004 (212-509-4000), for new share certificates and entry into the Registrar of Members of MK Cayman, subject to normal requirements as to proper endorsement, signature guarantee, if required, and payment of applicable taxes.

If you have lost your certificate, you can contact our transfer agent to have a new certificate issued. You may be requested to post a bond or other security to reimburse us for any damages or costs if the lost certificate is later delivered for sale or transfer.

Management of MK Cayman

Upon the consummation of the business combination, the initial MK Cayman board of directors will consist of seven directors, of which the Pypo shareholders will designate six directors and the board of Middle Kingdom will designate a seventh director. Of the six directors designated by Pypo, three shall be “independent directors” as defined by NASDAQ Marketplace Rules, provided that a majority of independent directors then serving on the MK Cayman board may amend, modify or terminate the requirement that the Pypo shareholders designate six directors and how many of those six must be independent directors. Such independent directors will serve as members of MK Cayman’s audit committee.

Upon the consummation of the business combination, MK Cayman’s directors are expected to be Mr. Kuo Zhang, Mr. Dongping Fei, Mr. Michael Marks, Mr. Alex Fan, Mr. Andrew Ryan, Mr. Linzhen Xie and Ms. Mofang Li. Messrs. Fan, Ryan and Xie and Ms. Li are expected to be independent directors. Additionally, Messrs. Fan, Ryan and Xie are expected to serve on MK Cayman’s audit committee. At the closing of the business combination, Arch, Capital Ally, Mr. Marks and Mr. Tanenbaum as representatives of Middle Kingdom, and MK Cayman will enter into a voting agreement. The voting agreement provides, among other things, that, until March 31, 2011 (or March 31, 2012 if the shares subject to the earn-out provision have not been issued prior to such date) at any meeting called or action taken for the purpose of electing directors to the MK Cayman board of directors, Arch and Capital Ally will agree to vote for one director nominated by Michael Marks and Bernard J. Tanenbaum III on behalf of the Middle Kingdom stockholders. The initial designated director for the Middle Kingdom stockholders is expected to be Mr. Marks.

After the consummation of the business combination and the redomestication, the executive officers of MK Cayman will be Mr. Fei Dongping, as chief executive officer, Mr. Kim Chuan (“Jackie”) Leong, as chief financial officer, Mr. Clement Kwong, as senior vice president of corporate strategy, and Mr. Tanenbaum, as senior vice president of corporate communications. Additionally, Mr. Hengyang Zhou will serve as executive vice president of Pypo Beijing and president of distribution, and Mr. Francis Kwok Cheong Wan will serve as vice president of Pypo Beijing and president of e-commerce.

See the section entitled “Directors and Executive Officers” for biographical information about MK Cayman’s directors and executive officers after the consummation of the business combination.

Differences of Stockholder Rights

At the effective time of the continuance, the Memorandum of Association and Articles of Association of MK Cayman will become the governing documents of the continued corporation. Your rights as a stockholder of Middle Kingdom are governed by Delaware law and Middle Kingdom’s Certificate of Incorporation and bylaws until the completion of the merger with MK Arizona. After the merger with MR Arizona, but prior to the redomestication, your rights as a stockholder of MK Arizona are governed by Arizona law and MK Arizona’s Articles of Incorporation and bylaws until the completion of the redomestication. After the redomestication, you will become a shareholder of MK Cayman and your rights will be governed by Cayman Islands law and MK Cayman’s Memorandum of Association and Articles of Association.

The sole reason Middle Kingdom is merging with MK Arizona is that Delaware law would require approval by 100% of Middle Kingdom’s common and Class B stockholders to change its place of incorporation to the Cayman Islands by conversion or continuation. Because Middle Kingdom’s common and Class B stock is publicly traded, obtaining 100% approval is impractical. By using an Arizona subsidiary in an intermediate step, after Middle Kingdom merges into MK Arizona it will only be required to obtain approval of a majority of its outstanding common stock and Class B common stock to complete the redomestication to the Cayman Islands. Other than the ability to complete the redomestication by a majority vote, as opposed to a 100% vote, Middle Kingdom’s stockholders will not be materially affected by Arizona law.

The principal attributes of Middle Kingdom common stock and MK Cayman’s ordinary shares will be similar. However, there are differences between your rights under Delaware law and Cayman Islands law, which is modeled on the laws of England and Wales. In addition, there are differences between Middle Kingdom’s Certificate of Incorporation and bylaws and MK Cayman’s Memorandum of Association and Articles of Association. The following discussion is a summary of material changes in your rights resulting from the redomestication, but does not cover all of the differences between Cayman Islands law and Delaware law affecting corporations and their shareholders or all the differences between Middle Kingdom’s Certificate of Incorporation and bylaws and MK Cayman’s Memorandum of Association and Articles of Association. MK Cayman believes this summary is accurate. You are encouraged to read the complete text of the relevant provisions of the Companies Law, the DGCL, Middle Kingdom’s Certificate of Incorporation and bylaws and MK Cayman’s Memorandum of Association and Articles of Association. Forms of MK Cayman’s Memorandum of Association and Articles of Association are filed as Exhibit 3.1 to this proxy statement/prospectus.

Shareholder Approval of Future Business Combinations

Middle Kingdom

Under the DGCL, a merger or consolidation involving the corporation, a sale, lease, exchange or other disposition of all or substantially all of the property of the corporation, or a dissolution of the corporation, is generally required to be approved by the holders of a majority of the shares outstanding and entitled to vote on the matter, unless the charter provides otherwise. In addition, mergers in which an acquiring corporation owns 90% or more of the outstanding shares of each class of stock of a corporation may be completed without the vote of the acquired corporation’s board of directors or shareholders.

Unless the Certificate of Incorporation of the surviving corporation provides otherwise, Delaware law does not require a shareholder vote of the surviving corporation in a merger if: (i) the merger agreement does not amend the existing Certificate of Incorporation, (ii) each share of stock of the surviving corporation outstanding immediately before the transaction is an identical outstanding share after the merger; and (iii) either (x) no shares of common stock of the surviving corporation (and no shares, securities or obligations convertible into such stock) are to be issued in the merger; or (y) the shares of common stock of the surviving corporation to be issued in the merger (including shares issuable upon conversion of any other shares, securities or obligations to be issued in the merger) do not exceed 20% of the shares of common stock of the surviving corporation outstanding immediately prior to the transaction.

The Certificate of Incorporation of Middle Kingdom requires Middle Kingdom to submit any “business combination” to the holders of Class B common stock for approval and, in the event a majority of the votes of the outstanding shares of Class B Common Stock cast at the meeting to approve the business combination are voted for the approval of the business combination, Middle Kingdom shall be authorized to consummate any business combination (subject to any additional vote required by law); provided that Middle Kingdom shall not consummate any business combination if the holders of 20% or more of the outstanding shares of Class B Common Stock in the aggregate exercise their right under the Certificate of Incorporation to convert their shares in connection with the extension amendment and the business combination. The term “business combination” means the acquisition by Middle Kingdom, whether by merger, capital stock exchange, asset or stock acquisition or other similar type of transaction, of an operating business.

MK Cayman

Unlike Delaware law, Cayman Islands law does not include a statutory merger procedure. The Companies Law does, however, provide for a procedure known as a “scheme of arrangement.” A scheme of arrangement requires the consent of the Cayman Islands exempted company, the consent of the Cayman Islands court and approval by holders of affected shares: (a) representing a majority in number of the shareholders (or class of shareholders) present at the meeting held to consider the arrangement and (b) holding at least 75% of all the affected shares other than those held by the acquiring party, if any. If a scheme of arrangement receives all of the necessary consents, all affected shareholders would be compelled to sell their shares under the terms of the scheme of arrangement.

In addition, Cayman companies may be acquired by other corporations by the direct acquisition of the share capital of the Cayman company. The Companies Law provides that when an offer is made for ordinary shares of a Cayman Islands company and, within four months of the offer, the holders of not less than 90% of those shares accept, the offeror may, for two months after that four-month period, require the remaining ordinary shareholders to transfer their ordinary shares on the same terms as the original offer. However, a Cayman Islands exempted company could acquire a Delaware or other U.S. company through the use of a subsidiary.

Special Vote Required for Combinations with Interested Shareholders

Middle Kingdom

Section 203 of the DGCL provides a corporation subject to that statute may not engage in a business combination with an interested shareholder for a period of three years after the time of the transaction in which the person became an interested shareholder.

The prohibition on business combinations with interested shareholders does not apply in some cases, including if:

•	the board of directors of the corporation, prior to the time of the transaction in which the person became an interested shareholder, approves either the business combination or the transaction in which the shareholder becomes an interested shareholder;
•	the transaction which made the person an interested shareholder resulted in the interested shareholder owning at least 85% of the voting stock of the corporation; or

•	the board of directors and the holders of at least 66 2/3% of the outstanding voting stock not owned by the interested shareholder approve at an annual or special meeting of stockholders, and not by written consent, the business combination on or after the time of the transaction in which the person became an interested shareholder.

The DGCL generally defines an interested shareholder to include any person who (a) owns 15% or more of the outstanding voting stock of the corporation or (b) is an affiliate or associate of the corporation and owned 15% or more of the outstanding voting stock of the corporation at any time within the previous three years, and the affiliates and associates of such person.

The restrictions on business combinations contained in Section 203 will not apply if, among other reasons, the corporation elects in its original Certificate of Incorporation not to be governed by that section or if the corporation, by action of its stockholders, adopts an amendment to its Certificate of Incorporation or bylaws expressly electing not to be governed by Section 203 (and any such amendment so adopted shall be effective immediately in the case of a corporation that both has never had a class of voting stock that is listed on a national securities exchange or held of record by more than 2,000 stockholders).

MK Cayman

There is no provision in the Companies Law equivalent to Section 203 of the DGCL.

Appraisal Rights and Compulsory Acquisition

Middle Kingdom

Under the DGCL, a shareholder of a corporation does not have appraisal rights in connection with a merger or consolidation, if, among other things:

•	the corporation’s shares are listed on a national securities exchange or held of record by more than 2,000 shareholders; or
•	the corporation will be the surviving corporation of the merger, and no vote of its shareholders is required to approve the merger.

Notwithstanding the above, a shareholder is entitled to appraisal rights in the case of a merger or consolidation effected under certain provisions of the DGCL if the shareholder is required to accept in exchange for the shares anything other than:

•	shares of stock of the corporation surviving or resulting from the merger or consolidation; or
•	shares of stock of any other corporation that on the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 shareholders.

The Middle Kingdom securities were listed on the OTC BB as of the record date. Following consummation of the business combination, MK Cayman’s securities will be listed on the OTC BB.

MK Cayman

The Companies Law does not specifically provide for appraisal rights. However, in connection with the compulsory transfer of shares to a 90% shareholder of a Cayman corporation as described under “— Shareholder Approval of Future Business Combinations,” a minority shareholder may apply to the court within one month of receiving notice of the compulsory transfer objecting to that transfer. In these circumstances, the burden is on the minority shareholder to show that the court should exercise its discretion to prevent the compulsory transfer. The court is unlikely to grant any relief in the absence of bad faith, fraud, unequal treatment of shareholders or collusion as between the offeror and the holders of the shares who have accepted the offer as a means of unfairly forcing out minority shareholders.

Shareholder Consent to Action Without a Meeting

Middle Kingdom

Under the DGCL, unless otherwise provided in the Certificate of Incorporation, any action that is required or permitted to be taken at a meeting of the shareholders may be taken without a meeting without prior notice and without a vote if written consent to the action is signed by the holders of outstanding stock having the minimum number of votes necessary to authorize or take the action at a meeting of the shareholders at which all shares entitled to vote thereon were present and voted, and is duly delivered to the corporation. Middle Kingdom’s Certificate of Incorporation does not restrict its shareholders from taking action by written consent.

MK Cayman

Article 73 of MK Cayman’s Articles of Association provide that the shareholders of the company (or of a particular class) may pass resolutions without holding a meeting if such resolutions of the shareholders (or class thereof) are passed by a unanimous written resolution signed by all of the shareholders (or class thereof) entitled to vote.

Special Meetings of Shareholders

Middle Kingdom

Under the DGCL, a special meeting of shareholders may be called by the board of directors or by persons authorized in the Certificate of Incorporation or the bylaws. Middle Kingdom’s Certificate of Incorporation provides that a special meeting of shareholders may be called only by a majority of the board of directors of Middle Kingdom.

MK Cayman

Under MK Cayman’s memorandum and articles, an extraordinary general meeting of MK Cayman may be called only by the directors or by shareholders holding not less than one-third of the issued shares of MK Cayman (but only if the directors fail to convene such a meeting if requisitioned by such shareholders in accordance with the memorandum and articles of association).

Distributions and Dividends; Repurchases and Redemptions

Middle Kingdom

Under the DGCL, a corporation may pay dividends out of surplus and, if there is no surplus, out of net profits for the current and/or the preceding fiscal year, unless the net assets of the corporation are less than the capital represented by issued and outstanding shares having a preference on asset distributions. Surplus is defined in the DGCL as the excess of the “net assets” over the amount determined by the board of directors to be capital. “Net assets” means the amount by which the total assets of the corporation exceed the total liabilities. A Delaware corporation may purchase or redeem shares of any class except when its capital is impaired or would be impaired by the purchase or redemption. A corporation may, however, purchase or redeem out of capital its own shares that are entitled upon any distribution of its assets to a preference over another class or series of its shares, or, if no shares entitled to such a preference are outstanding, any of its own shares, if such shares will be retired upon their acquisition and the capital of the corporation reduced.

MK Cayman

Under the Companies Law, the board of directors of MK Cayman may pay dividends to the ordinary shareholders out of MK Cayman’s:

•	profits; or
•	“share premium account,” which represents the excess of the price paid to MK Cayman on issue of its shares over the par or “nominal” value of those shares, which is similar to the U.S. concept of additional paid in capital.

However, no dividends may be paid if, after payment, MK Cayman would not be able to pay its debts as they come due in the ordinary course of business.

Under the Companies Law, shares of a Cayman Islands company may be redeemed or repurchased out of profits of the company, out of the proceeds of a fresh issue of shares made for that purpose or out of capital, provided the company’s articles authorize this and it has the ability to pay its debts as they come due in the ordinary course of business.

Vacancies on Board of Directors

Middle Kingdom

Under the DGCL, a vacancy or a newly created directorship may be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director unless otherwise provided in the Certificate of Incorporation or bylaws. Middle Kingdom’s Certificate of Incorporation provides that, subject to any rights of holders of any series of preferred stock then outstanding to elect additional directors, a vacancy or a newly created directorship may be filled only by the board of directors, provided that a quorum is then in office and present, or by a majority of the directors then in office, if less than a quorum is then in office, or by the sole remaining director.

MK Cayman

MK Cayman’s articles provide that a vacancy or a newly created directorship may be filled by a majority vote of the shareholders entitled to vote at a general meeting, or by a majority vote of the remaining directors.

Removal of Directors; Staggered Term of Directors

Middle Kingdom

Under the DGCL, except in the case of a corporation with a classified board or with cumulative voting, any director or the entire board may be removed, with or without cause, by the holders of a majority of the shares entitled to vote at an election of directors.

Middle Kingdom’s Certificate of Incorporation and Bylaws as of the record date provided that the board of directors consists of three classes of directors, with each class of directors elected for three-year terms and one class coming up for election by the shareholders each year. Under the DGCL, because Middle Kingdom has a classified board and its Certificate of Incorporation does not provide otherwise, directors of Middle Kingdom may be removed by the holders of a majority of the shares entitled to vote on the election of directors and only for cause.

MK Cayman

MK Cayman’s articles do not provide for a classified board. Further, MK Cayman’s articles provide that directors may be removed at any time by resolution of at least two-thirds of the outstanding shareholders.

Inspection of Books and Records

Middle Kingdom

Under the DGCL, any shareholder may, upon written demand, inspect the corporation’s books and records for a proper purpose.

MK Cayman

Shareholders of a Cayman Islands company have no general rights to inspect or obtain copies of the list of shareholders or corporate records of a company (other than the register of mortgages and charges). The board of directors of MK Cayman may establish procedures or conditions regarding these inspection rights for the following purposes:

•	protecting the interests of MK Cayman;
•	protecting the confidentiality of the information contained in those books and records; or
•	protecting any other interest of MK Cayman that the board of directors deems proper.

Amendment of Governing Documents Middle Kingdom

Under the DGCL, a Certificate of Incorporation may be amended if:

•	the board of directors adopts a resolution setting forth the proposed amendment, declares the advisability of the amendment and directs that it be submitted to a vote at a meeting of shareholders; and
•	the holders of at least a majority of shares of stock entitled to vote on the matter, and a majority of the outstanding stock of each class entitled to vote thereon as a class, approve the amendment, unless the Certificate of Incorporation requires the vote of a greater number of shares.

In addition, under the DGCL, the holders of the outstanding shares of a class are entitled to vote as a class on an amendment, whether or not entitled to vote thereon by the Certificate of Incorporation, if the amendment would increase or decrease the aggregate number of authorized shares of such class, increase or decrease the par value of the shares of such class, or alter or change the powers, preferences or special rights of the shares of the class so as to affect them adversely. Class voting rights do not exist as to other extraordinary matters, unless the Certificate of Incorporation provides otherwise. Except with respect to the approval of a “business combination,” Middle Kingdom’s Certificate of Incorporation does not provide otherwise. Under the DGCL, the board of directors may amend bylaws if so authorized by the Certificate of Incorporation. The shareholders of a Delaware corporation also have the power to amend bylaws. Middle Kingdom’s Certificate of Incorporation authorizes the board of directors (by the vote of a majority of the total number of authorized directors) to alter, amend or repeal its bylaws and also provides that the shareholders of Middle Kingdom may alter, amend or repeal its bylaws by the affirmative vote of a majority of the outstanding voting stock of Middle Kingdom entitled to vote generally in the election of directors, voting together as a single class.

MK Cayman

Article 150 of MK Cayman’s articles of association state that, subject to the Companies Law and to MK Cayman’s articles, MK Cayman’s memorandum and articles may only be amended by resolution of at least two-thirds of the outstanding shareholders. MK Cayman’s board of directors may not effect amendments to MK Cayman’s articles on its own.

Indemnification of Directors and Officers

Middle Kingdom

Delaware law generally permits a corporation to indemnify its directors and officers against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with any action, other than an action brought by or on behalf of the corporation, and against expenses actually and reasonably incurred in the defense or settlement of a derivative action, provided that there is a determination that the individual acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation. That determination must be made, in the case of an individual who is a director or officer at the time of the determination:

•	by a majority of the disinterested directors, even though less than a quorum;
•	by a committee of disinterested directors, designated by a majority vote of disinterested directors, even though less than a quorum;
•	by independent legal counsel, if there are no disinterested directors or if the disinterested directors so direct; or
•	by a majority vote of the shareholders, at a meeting at which a quorum is present.

Without court approval, however, no indemnification may be made in respect of any derivative action in which an individual is adjudged liable to the corporation.

Delaware law requires indemnification of directors and officers for expenses relating to a successful defense on the merits or otherwise of a derivative or third-party action. Delaware law permits a corporation to advance expenses relating to the defense of any proceeding to directors and officers. With respect to officers and directors, the advancement of expenses is contingent upon those individuals undertaking to repay any advances if it is ultimately determined that such person is not entitled to be indemnified by the corporation.

Middle Kingdom’s certificate makes indemnification of directors and officers and advancement of expenses to defend claims against directors and officers mandatory on the part of Middle Kingdom to the fullest extent permitted by law.

MK Cayman

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for the indemnification of its directors, officers, employees and agents except to the extent that such provision may be held by the Cayman Islands courts to be contrary to public policy. For instance, the provision purporting to provide indemnification against the consequences of committing a crime may be deemed contrary to public policy. In addition, an officer or director may not be indemnified for his or her own fraud, willful neglect or willful default.

Article 145 of MK Cayman’s articles of association make indemnification of directors and officers and advancement of expenses to defend claims against directors and officers mandatory on the part of MK Cayman to the fullest extent allowed by law.

Limited Liability of Directors

Middle Kingdom

Delaware law permits corporations to adopt a provision limiting or eliminating the monetary liability of a director to a corporation or its shareholders by reason of a director’s breach of the fiduciary duty of care. Delaware law does not permit any limitation of the liability of a director for:

•	breaching the duty of loyalty to the corporation or its shareholders;
•	failing to act in good faith;
•	engaging in intentional misconduct or a known violation of law;
•	obtaining an improper personal benefit from the corporation; or
•	paying a dividend or effecting a stock repurchase or redemption that was illegal under applicable law.

Middle Kingdom’s certificate eliminates the monetary liability of a director to the fullest extent permitted by Delaware law.

MK Cayman

The Companies Law has no equivalent provision to Delaware law regarding the limitation of director’s liability; however, Cayman law will not allow the limitation of a director’s liability for his or her own fraud, willful neglect or willful default. MK Cayman’s articles closely follow current provisions of Delaware law and provide that the directors shall have no personal liability to MK Cayman or its shareholders for monetary damages for breach of fiduciary duty as a director, except in the same circumstances as described for Delaware corporations.

Shareholders’ Suits

Middle Kingdom

Delaware law requires that the shareholder bringing a derivative suit must have been a shareholder at the time of the wrong complained of or that the stock was transferred to him by operation of law from a person who was such a shareholder. In addition, the shareholder must remain a shareholder throughout the litigation.

MK Cayman

The Cayman Islands courts have recognized derivative suits by shareholders; however, the consideration of those suits has been limited. In this regard, the Cayman Islands courts ordinarily would be expected to follow English precedent, which would permit a minority shareholder to commence an action against or a derivative action in the name of the company only:

•	where the act complained of is alleged to be beyond the corporate power of the company or illegal;
•	where the act complained of is alleged to constitute a fraud against the minority perpetrated by those in control of the company;

•	where the act requires approval by a greater percentage of the company’s shareholders than actually approved it; or
•	where there is an absolute necessity to waive the general rule that a shareholder may not bring such an action in order that there not be a denial of justice or a violation of the company’s memorandum of association.

Advance Notification Requirements for Proposals of Shareholders

Middle Kingdom

Middle Kingdom’s bylaws require shareholders wishing to nominate directors or propose business for a shareholders’ meeting to give advance notice to the company. To be timely, a stockholders notice must be received not less than 120 calendar days in advance of the date in the current fiscal year that corresponds to the date in the preceding fiscal year on which Middle Kingdom’s notice of meeting and proxy statement were released to stockholders in connection with the previous year’s annual meeting. The notice must also include specified information with respect to the stockholder proposing the business or making the nomination as well as specified information regarding the business proposal or the proposed nominee.

MK Cayman

MK Cayman’s articles provide that the nature of any special resolution (requiring the vote of at least two-thirds of the outstanding shareholders) to be proposed at any general meeting of shareholders be set out in the notice convening the general meeting.

The articles of association of MK Cayman provide that at least 14 calendar days’ notice must be given for any general meeting. The notice must specify the place, the day and the hour of the meeting and the general nature of the business, provided that a general meeting of MK Cayman shall, whether or not the notice has been given and whether or not the provisions of the articles regarding general meetings have been complied with, be deemed to have been duly convened if it is so agreed:

•	in the case of an annual general meeting by all the Members (or their proxies) entitled to attend and vote thereat; and
•	in the case of an extraordinary general meeting by Members (or their proxies) having a right to attend and vote at the meeting and holding not less than seventy-five per cent (75%) in par value of the shares giving that right.

The accidental omission to give notice of a meeting to or the non-receipt of a notice of a meeting by any Member shall not invalidate the proceedings at any meeting.

The shareholders of MK Cayman would therefore be able to nominate directors and propose business for a meeting without any period of advance notice:

•	at an annual general meeting of the company if all the shareholders of the company (or their proxies) entitled to attend and vote were present at the meeting and agreed to the nomination and/or the business proposal; and
•	at an extraordinary general meeting of the company if 75% of the shareholders of the company (or their proxies) entitled to attend and vote, were present at the meeting and agreed to the nomination and/or the business proposal.

MK Cayman does not have the ability to exclude any matters from the notice convening the meeting under Cayman Islands law.

Cumulative Voting

Middle Kingdom

Under Delaware law, a corporation’s certificate of incorporation may provide that at all elections of directors, or at elections held under specified circumstances, each shareholder is entitled to cumulate the shareholder’s votes. Middle Kingdom’s Certificate of Incorporation does not provide for cumulative voting for the election of directors.

MK Cayman

MK Cayman’s articles provide that each shareholder is entitled to one vote for each share.

Defenses Against Hostile Takeovers

MK Cayman’s articles provide that directors can be removed from office by a special resolution, which is a resolution that has been passed by a majority of not less than two-thirds of the shareholders, being entitled to do so, voting in person or by proxy at a meeting of which notice specifying the intention to propose the resolution as a special resolution has been duly given. The board of directors does not have the power to remove directors. Vacancies on the board of directors may be filled by a majority of the remaining directors. Each of these provisions can delay a shareholder from obtaining majority representation on the board of directors.

The articles provide that the board of directors will consist of at least three directors, the exact number to be set from time to time by a majority of the board of directors. Accordingly, the board of directors, and not the shareholders, has the authority to determine the number of directors and could delay any shareholder from obtaining majority representation on the board of directors by enlarging the board of directors and filling the new vacancies with its own nominees until a general meeting at which directors are to be appointed.

The MK Cayman board of directors is authorized, without obtaining any vote or consent of the holders of any class or series of shares unless expressly provided by the terms of issue of a class or series, to, from time to time, issue any other classes or series of shares with the designations and relative powers, preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or terms or conditions of redemption as they consider fit. The MK Cayman board of directors could authorize the issuance of preference shares with terms and conditions that could discourage a takeover or other transaction that holders of some or a majority of the ordinary shares might believe to be in their best interests or in which holders might receive a premium for their shares over the then-market price of the shares. No preference shares have been established as of the date of this proxy statement/prospectus.

As a Cayman Islands incorporated company, MK Cayman is not subject to Section 203 of the Delaware General Corporation Law, which restricts business combinations with interested shareholders.

Rights of Minority Stockholders

Under Cayman law, an acquiring party is generally able to acquire compulsorily the ordinary shares of minority holders in one of two ways:

•	By a procedure under the Companies Law known as a “scheme of arrangement.” A scheme of arrangement is made by obtaining the consent of the Cayman Islands exempted company, the consent of the court and approval of the arrangement by holders of affected shares (1) representing a majority in number of the shareholders present at the meeting (or meetings) held to consider the arrangement and (2) holding at least 75% of all the issued shares of each class of affected shareholders other than those held by the acquiring party, if any. If a scheme of arrangement receives all necessary consents, all holders of affected shares of a company would be compelled to sell their shares under the terms of the scheme of arrangement.
•	By acquiring, pursuant to a tender offer, 90% of the ordinary shares not already owned by the acquiring party. If an acquiring party has, within four months after the making of an offer for all the ordinary shares not owned by the acquiring party, obtained the approval of not less than 90% of all the shares to which the offer relates, the acquiring party may, at any time within two months after the end of that four-month period, require any non-tendering shareholder to transfer its shares on the same terms as the original offer. In those circumstances, non-tendering shareholders will be compelled to sell their shares, unless within one month from the date on which the notice to compulsorily acquire was given to the non-tendering shareholder, the non-tendering shareholder is able to convince the court to order otherwise.

Transfer of MK Cayman’s Securities Upon Death of Holder

Under MK Cayman’s articles, the legal representative of a deceased sole holder of a share shall be the only person recognized by the company as having title to the share. In the case of a share registered in the name of two or more holders, the survivor or the survivors, or the legal personal representative of the deceased holder, shall be the only person(s) recognized by the company as having any title to the share.

THE SHARE INCREASE PROPOSAL

Middle Kingdom is asking you to approve the authorization of 1,000,000,000 ordinary shares in MK Cayman’s Memorandum of Association, as compared to 15,000,000 shares of common stock, 5,000,000 shares of Class B common stock and 1,000,000 shares of preferred stock authorized, as of the record date, in Middle Kingdom’s Certificate of Incorporation.

Reason for the proposal.  The form of MK Cayman’s Memorandum of Association agreed upon in connection with the merger agreement provides for the authorization of 1,000,000,000 ordinary shares. In order to complete the business combination with Pypo, Middle Kingdom’s stockholders are required to approve the form of MK Cayman’s Memorandum of Association.

Effect of the share increase.  In negotiating the merger agreement, the parties agreed that the number of shares of capital stock authorized under Middle Kingdom’s Certificate of Incorporation was not sufficient and that it would be prudent to increase the number of authorized shares in connection with the redomestication to provide a reserve of shares available for issuance to meet business needs as they arise. Such future activities may include, without limitation, mergers and acquisitions, equity financings, providing equity incentives to employees under compensation plans, effecting stock splits, or paying dividends. Pypo has recently completed several acquisitions of retail chains, and upon the closing of the business combination, MK Cayman will likely utilize its publicly traded ordinary shares to complete additional acquisitions (if MK Cayman actually makes such acquisitions). Although MK Cayman has no present obligation to issue additional shares (except pursuant to outstanding warrants and purchase options), it will likely, in the future, issue ordinary shares in connection with some or all of the activities described above or otherwise.

Upon completion of the redomestication and business combination, the increase in the authorized shares will not have any immediate effect on the rights of MK Cayman’s shareholders. The MK Cayman board of directors may in the future cause the issuance of additional ordinary shares without further vote of the MK Cayman shareholders. Upon completion of the redomestication and business combination, the MK Cayman shareholders will not have preemptive or similar rights, which means that the MK Cayman shareholders will not have a prior right to purchase any new issue of shares of MK Cayman in order to maintain their proportionate ownership. The issuance of additional ordinary shares would have the effect of decreasing the proportionate equity interest of MK Cayman’s shareholders and, depending upon the price paid for such additional shares, could result in dilution to MK Cayman shareholders.

The share increase could, under certain circumstances, have an anti-takeover effect, although this is not the intention of this proposal. For example, in the event of a hostile attempt to take over control of MK Cayman, it may be possible for MK Cayman to endeavor to impede the attempt by issuing ordinary shares, which would dilute the voting power of the other outstanding ordinary shares and increase the potential cost to acquire control of MK Cayman. The share increase therefore may have the effect of discouraging unsolicited takeover attempts, potentially limiting the opportunity for MK Cayman’s shareholders to dispose of their shares at a premium, which is often offered in takeover attempts, or that may be available under a future merger proposal. The share increase may also have the effect of permitting MK Cayman’s management or board of directors to retain its position, and place it in a better position to resist changes that shareholders may wish to make if they are dissatisfied with the conduct of MK Cayman’s business.

Under MK Cayman’s Memorandum of Association, it may issue all or any of its authorized ordinary shares as preferred shares. The preferred shares may be issued from time to time at the discretion of the board of directors without shareholder approval. The board of directors is authorized to issue these shares in different classes and series and, with respect to each class or series, to determine the designations, powers, preferences, privileges and other rights, including dividend rights, voting rights, conversion rights, terms of redemption and liquidation preferences, any or all of which may be greater than the powers and rights associated with the ordinary shares, at such times and on such other terms as they think proper. Although MK Cayman has no immediate plans to issue any preferred shares, the preferred shares could be utilized as a method of discouraging, delaying or preventing a change in control of MK Cayman.

If the Share Increase Proposal is adopted, as of the record date, assuming the maximum issuance of ordinary shares is made in connection with the business combination and earn-out and reserving for all warrants to be issued and outstanding upon completion of the business combination and earn-out, there will have been 918,684,732 authorized and unissued ordinary shares that are not reserved for any specific use and available for future issuances. As of the record date, Middle Kingdom was authorized to issue 15,000,000 shares of common stock, 5,000,000 shares of Class B common stock and 1,000,000 shares of preferred stock. As of the record date, Middle Kingdom had 1,065,650 shares of common stock outstanding and 3,072,263 shares of Class B shares outstanding the record date. As such, in addition to the 1,065,650 shares of common stock outstanding as of the record date, Middle Kingdom had reserved (a) 3,072,263 shares of its common stock for the potential conversion of the Class B common stock into common stock, (b) 4,998,555 shares of its common stock underlying outstanding Class A and Class B warrants outstanding and (c) 778,800 shares of its common stock underlying the underwriter purchase option (including shares underlying warrants included in the underwriter purchase option) issued to the underwriter in Middle Kingdom’s IPO. Therefore, as of the record date, Middle Kingdom had an aggregate of 9,915,268 shares of common stock outstanding and reserved for issuance, and could issue an additional 5,084,732 shares of common stock. As of the record date, Middle Kingdom also had 1,927,737 shares of Class B common stock available for issuance and 1,000,000 shares of preferred stock available for issuance.

If the Share Increase Proposal is adopted, it will become effective upon the completion of the redomestication. Approval of the Share Increase Proposal will require the affirmative vote of the holders of a majority in voting power of the outstanding shares of Middle Kingdom’s common stock and Class B common stock, voting as a group.

If the Redomestication Proposal and Business Combination Proposal are not approved at the special meeting, the Share Increase Proposal will not be presented at the meeting.

Conclusion of Middle Kingdom’s Board of Directors.  After careful consideration of all relevant factors, including the consideration of (a) the disadvantages of the proposal discussed above related to the potential anti-takeover effects of the proposal and (b) the advantage of the proposal, namely that completion of the business combination is dependent on the approval of the Share Increase Proposal Middle Kingdom’s board of directors determined that the Share Increase Proposal is advisable and in the best interests of Middle Kingdom and its stockholders. The board of directors has approved and declared the Share Increase Proposal advisable and recommends that you vote or give instructions to vote “FOR” the proposal.

THE DECLASSIFICATION PROPOSAL

Middle Kingdom is asking you to approve the elimination in MK Cayman’s Memorandum of Association of the classified board authorized in Middle Kingdom’s Certificate of Incorporation as of the record date. The Middle Kingdom board of directors was separated into three classes as of the record date, serving staggered terms. Each year, shareholders are requested to elect the directors comprising one of the classes for a three-year term. Because of the classified board structure, stockholders have the opportunity to vote on approximately one-third of the directors each year.

Reason for the proposal.  The form of MK Cayman’s Memorandum of Association agreed upon in connection with the merger agreement did not provide for a classified board of directors. In order to complete the business combination with Pypo, Middle Kingdom’s stockholders are required to approve the form of MK Cayman’s Memorandum of Association.

Effect of the declassification of the board of directors.  The Declassification Proposal would cause each of MK Cayman’s directors to stand for re-election each year at MK Cayman’s annual meeting. Upon the consummation of the business combination, the initial MK Cayman board of directors will consist of seven directors, of which the Pypo shareholders will designate six directors to MK Cayman’s board and the board of Middle Kingdom will designate a seventh director.

Upon consummation of the business combination, the executive officers, directors and other affiliates of MK Cayman will own over 97% of MK Cayman’s voting shares. These shareholders will be able to control substantially all matters requiring approval by MK Cayman’s shareholders, including the election of directors. The declassification of the board of directors will allow these shareholders to change the composition of the board of directors at any one annual meeting, as opposed to waiting for a period of at least two annual meeting as would be required if the board of directors was classified, subject to the rights of the Middle Kingdom stockholders to appoint one director until March 31, 2011 (or March 31, 2012 if the shares subject to the earn-out provision have not been issued prior to such date).

If the Declassification Proposal is adopted, it will become effective upon the completion of the redomestication. Approval of the Declassification Proposal will require the affirmative vote of the holders of a majority in voting power of the outstanding shares of Middle Kingdom’s common stock and Class B common stock, voting as a group.

If the Redomestication Proposal and Business Combination Proposal are not approved at the special meeting, the Declassification Proposal will not be presented at the meeting.

Conclusion of Middle Kingdom’s Board of Directors.  After careful consideration of all relevant factors, including that completion of the business combination is dependent on the approval of the Declassification Proposal, Middle Kingdom’s board of directors determined that the Declassification Proposal is advisable and in the best interests of Middle Kingdom and its stockholders. The board of directors has approved and declared the Declassification Proposal advisable and recommends that you vote or give instructions to vote “FOR” the proposal.

THE AMENDMENT PROPOSAL

Middle Kingdom is asking you to approve the provision in MK Cayman’s Memorandum of Association providing that the amendment of either of MK Cayman’s Memorandum of Association or Articles of Association will require a vote of two-thirds of its shareholders voting in person or by proxy at a meeting at which a quorum is present to make such amendment. As of the record date, Middle Kingdom’s Certificate of Incorporation provides that an amendment to the Certificate of Incorporation requires a vote of a majority of the outstanding stock entitled to vote to adopt such amendment.

Reason for the proposal.  The form of MK Cayman’s Memorandum of Association agreed upon in connection with the merger agreement provided that an amendment to either of MK Cayman’s Memorandum of Association or Articles of Association must be made by a “special resolution” as defined in the Companies Laws. A special resolution requires a vote of two-thirds of the shareholders voting in person or by proxy at a meeting. In order to complete the business combination with Pypo, Middle Kingdom’s stockholders are required to approve the form of MK Cayman’s Memorandum of Association.

Effect of the proposal.  The Amendment Proposal would change the number of shares needed to approve an amendment to the charter documents of MK Cayman as compared to the current number required to amend the charter documents of Middle Kingdom as of the record date. Middle Kingdom cannot determine which provision would make amending the charter documents more likely, as the MK Cayman amendment provisions require a higher percentage of the shares actually voted at a meeting at which a quorum is present (with a quorum being present with as little as one-third of the outstanding shares — see “The Quorum Proposal”), as opposed to the Middle Kingdom amendment provisions which require a majority of the outstanding shares to approve the amendment regardless of the number of shares voted at the meeting.

Upon consummation of the business combination, the executive officers, directors and other affiliates of MK Cayman will own over 97% of MK Cayman’s voting shares. These shareholders will be able to control substantially all matters requiring approval by MK Cayman’s shareholders, including the amendment to MK Cayman’s Memorandum of Association or Articles of Association.

As stated above, Middle Kingdom cannot determine whether the Amendment Proposal would make amending the charter documents more likely, as the MK Cayman amendment provisions require a higher percentage of the shares actually voted at a meeting at which a quorum is present (with a quorum being present with as little as one-third of the outstanding shares — see “The Quorum Proposal”), as opposed to the Middle Kingdom amendment provisions which require a majority of the outstanding shares to approve the amendment regardless of the number of shares voted at the meeting. However, the Amendment Proposal could make it more difficult for MK Cayman’s shareholders to amend its charter documents, which could have the effect of preventing a change of control of MK Cayman, as the proposal will prevent changes from being made to the MK Cayman charter documents even if a majority of its shareholders believes the changes would be beneficial.

If the Amendment Proposal is adopted, it will become effective upon the completion of the redomestication. Approval of the Amendment Proposal will require the affirmative vote of the holders of a majority in voting power of the outstanding shares of Middle Kingdom’s common stock and Class B common stock, voting as a group.

If the Redomestication Proposal and Business Combination Proposal are not approved at the special meeting, the Amendment Proposal will not be presented at the meeting.

Conclusion of Middle Kingdom’s Board of Directors.  After careful consideration of all relevant factors, including the consideration of (a) the disadvantages of the proposal discussed above related to the potential anti-takeover effects of the proposal and (b) the advantage of the proposal, namely that completion of the business combination is dependent on the approval of the Amendment Proposal, Middle Kingdom’s board of directors determined that the Amendment Proposal is advisable and in the best interests of Middle Kingdom and its stockholders. The board of directors has approved and declared the Amendment Proposal advisable and recommends that you vote or give instructions to vote “FOR” the proposal.

THE QUORUM PROPOSAL

Middle Kingdom is asking you to approve a provision in MK Cayman’s Memorandum of Association providing that the quorum for a meeting of shareholders will be one-third of its outstanding shares, as opposed to a majority of the outstanding stock as set forth in Middle Kingdom’s Certificate of Incorporation as of the record date.

Reason for the proposal.  The form of MK Cayman’s Memorandum of Association agreed upon in connection with the merger agreement provided that a quorum for a meeting of shareholders will be one-third of its outstanding shares. In order to complete the business combination with Pypo, Middle Kingdom’s stockholders are required to approve the form of MK Cayman’s Memorandum of Association.

Effect of the proposal.  The Quorum Proposal would reduce the number of shares needed to hold a valid meeting of shareholders as compared to the current number required by Middle Kingdom’s bylaws as of the record date. As such, MK Cayman could take action at a meeting with fewer shareholders than would be required as provided by Middle Kingdom’s bylaws as of the record date.

Upon consummation of the business combination, the executive officers, directors and other affiliates of MK Cayman will own over 97% of MK Cayman’s voting shares. Therefore, non-affiliated shareholders would not be able to hold a meeting without the presence of a portion of MK Cayman’s executive officers, directors and other affiliates of MK Cayman.

If the Quorum Proposal is adopted, it will become effective upon the completion of the redomestication. Approval of the Quorum Proposal will require the affirmative vote of the holders of a majority in voting power of the outstanding shares of Middle Kingdom’s common stock and Class B common stock, voting as a group.

If the Redomestication Proposal and Business Combination Proposal are not approved at the special meeting, the Quorum Proposal will not be presented at the meeting.

Conclusion of Middle Kingdom’s Board of Directors.  After careful consideration of all relevant factors, including that completion of the business combination is dependent upon the approval of the Quorum Proposal, Middle Kingdom’s board of directors determined that the Quorum Proposal is advisable and in the best interests of Middle Kingdom and its stockholders. The board of directors has approved and declared the Quorum Proposal advisable and recommends that you vote or give instructions to vote “FOR” the proposal.

THE SHAREHOLDER CONSENT PROPOSAL

Middle Kingdom is asking you to approve a provision in MK Cayman’s Articles of Association a provision providing that the MK Cayman shareholders may pass resolutions without holding a meeting only if such resolutions are passed by a unanimous written resolution signed by all of the shareholders entitled to vote, as opposed to the provisions in Middle Kingdom’s Certificate of Incorporation that provide that stockholders may take action without a meeting if written consent to the action is signed by the holders of outstanding stock having the minimum number of votes necessary to authorize or take the action at a meeting of the stockholders.

Reason for the proposal.  The form of MK Cayman’s Articles of Association agreed upon in connection with the merger agreement provided that the shareholders of MK Cayman (or of a particular class) may pass resolutions without holding a meeting if such resolutions of the shareholders (or class thereof) are passed by a unanimous written resolution signed by all of the shareholders (or class thereof) entitled to vote. In order to complete the business combination with Pypo, Middle Kingdom’s stockholders are required to approve the form of MK Cayman’s Articles of Association.

Effect of the proposal.  The Shareholder Consent Proposal would effectively eliminate the opportunity of MK Cayman’s shareholders to take any action without a meeting since the provision in MK Cayman’s Articles of Association requires a unanimous vote of the shareholders to take an action without a meeting. This could have the effect of delaying or preventing a change of control of MK Cayman, as its shareholders will not be able to take any action without holding a meeting, even if a majority of its shareholders believes the action would be beneficial.

If the Shareholder Consent Proposal is adopted, it will become effective upon the completion of the redomestication. Approval of the Shareholder Consent Proposal will require the affirmative vote of the holders of a majority in voting power of the outstanding shares of Middle Kingdom’s common stock and Class B common stock, voting as a group.

If the Redomestication Proposal and Business Combination Proposal are not approved at the special meeting, the Shareholder Consent Proposal will not be presented at the meeting.

Conclusion of Middle Kingdom’s Board of Directors.  After careful consideration of all relevant factors, including the consideration of (a) the disadvantages of the proposal discussed above related to the potential anti-takeover effects of the proposal and (b) the advantage of the proposal, namely that completion of the business combination is dependent on the approval of the Shareholder Consent Proposal, Middle Kingdom’s board of directors determined that the Shareholder Consent Proposal is advisable and in the best interests of Middle Kingdom and its stockholders. The board of directors has approved and declared the Shareholder Consent Proposal advisable and recommends that you vote or give instructions to vote “FOR” the proposal.

PROPOSAL TO ADJOURN THE SPECIAL MEETING FOR THE PURPOSE
OF SOLICITING ADDITIONAL PROXIES

This proposal allows Middle Kingdom’s board of directors to submit a proposal to adjourn the special meeting to a later date or dates, if necessary, to permit further solicitation of proxies in the event there are not sufficient votes at the time of the special meeting to approve the Redomestication Proposal, Business Combination Proposal, Share Increase Proposal, Declassification Proposal, Amendment Proposal, Quorum Proposal and Shareholder Consent Proposal.

If this proposal is not approved by Middle Kingdom’s stockholders, its board of directors may not be able to adjourn the special meeting to a later date in the event there are not sufficient votes at the time of the special meeting to approve the Redomestication Proposal, Business Combination Proposal, Share Increase Proposal, Declassification Proposal, Amendment Proposal, Quorum Proposal and Shareholder Consent Proposal.

Approval of the Adjournment Proposal requires the affirmative vote of the holders of a majority in voting power of Middle Kingdom’s common stock and Class B stock, voting as a group, present in person or represented by proxy at the special meeting and entitled to vote thereon. Abstentions will have the effect of a vote against this proposal, but broker non-votes will have no effect on the approval of the proposal.

Conclusion of Middle Kingdom’s Board of Directors.  After careful consideration of all relevant factors, Middle Kingdom’s board of directors determined that the Adjournment Proposal of the special meeting for the purpose of soliciting additional proxies is in the best interests of Middle Kingdom and its stockholders. The board of directors has approved and declared the Adjournment Proposal advisable and recommends that you vote or give instructions to vote “FOR” the proposal.

INFORMATION ABOUT PYPO

Business Overview

Pypo is a retailer and distributor of wireless communications devices, accessories and content in China. Pypo believes it operates one of the largest retail and logistics networks in the Chinese wireless telecommunications sector, including:

•	a national network of branch offices and distribution centers servicing approximately 9,500 retail outlets in over 350 cities across 30 Chinese provinces;
•	a network of mobile phone retail chains with aggregate retail space of over 83,000 square meters in 45 cities in the provinces of Hebei, Yunnan, Henan, Hunan, Jiangsu, Shandong, Shanxi, Gansu and Inner Mongolia and in Shanghai. Following the closing of the Xieheng acquisition, expected to occur in the third quarter of fiscal 2009, Pypo expects to become the largest professional mobile phone retailer in China. See “— Pypo’s Retail Business — Retail Stores” for a description of the Xieheng acquisition; and
•	www.dongdia nwang.com, Pypo’s internet retailing website, an online platform that complements Pypo’s retail operations.

In 2003, Pypo began its business by establishing a strategic partnership with Samsung Electronics to distribute high-end mobile handsets in China. In July 2008, Pypo renewed this partnership through a five-year distribution agreement, granting Pypo exclusive national distribution rights for certain high-end Samsung mobile phones. Through Pypo’s extensive network of branch offices, service and distribution centers and approximately 9,500 retail locations, Pypo markets, sells, delivers and services some of Samsung’s most successful mobile phone products. Pypo also supports Samsung’s extensive marketing efforts, including promotional campaigns and related events.

In addition to distributing Samsung products, Pypo’s retail network offers a wide range of mobile phones and accessories for a variety of brands, including international manufacturers such as Nokia, Samsung, Motorola, Sony Ericsson and LG Electronics, and domestic companies such as Bird, Aigo, Lenovo, TCL and Haier. Pypo also partners with China’s three major wireless operators, China Mobile, China Unicom and China Telecom, and their respective retail outlets, to promote and sell bundled phones and “talk time.”

Pypo generates a significant proportion of its revenues from high-margin accessories, such as batteries, chargers, memory cards and cases. Pypo also derives an increasing percentage of its revenues from cross-selling mobile content, including ringtones, wallpapers, games and other applications.

Competitive Advantages

Pypo believes that the following strengths differentiate it from its competitors and have enabled it to capture a leading position in the distribution and retailing of wireless telecommunications products in China:

Nationwide Distribution and Retail Network for High Quality Wireless Communications Products

Pypo distributes wireless communications products and services through a nationwide distribution and retail network. Pypo’s distribution platform consists of branch offices and distribution centers covering 350 cities across 30 provinces, including approximately 9,500 retail outlets. While Pypo historically has focused on Samsung products, Pypo can deliver mobile-related products and services of any brand to the China market quickly and efficiently.

In late 2007, Pypo began to establish its retail network of telecommunications products by strategically acquiring regional mobile phone retail chains in China. As of August 31, 2009, Pypo had completed acquisitions of six regional retail chains that are leading players in their respective markets. As a result of these acquisitions, Pypo operates 189 retail stores in 45 cities, with aggregate floor space of over 83,000 square meters. Pypo believes these retail chains represent “first movers” in their respective markets, having established brand credibility and secured some of the best retail locations in key cities, imposing significant barriers to entry for prospective market entrants.

In August 2009, Pypo entered into a definitive agreement to acquire Xieheng, a leading retailer of wireless telecommunications devices and accessories in China. Upon completion of the acquisition, expected to close in the third quarter of fiscal 2009, Pypo believes it will become the largest professional mobile phone retailer in China, with a total of 430 retail stores in approximately 80 cities. Pypo’s retail network will cover the provinces of Hebei, Yunnan, Henan, Hunan, Jiangsu, Shandong, Shanxi, Gansu, Inner Mongolia, Zhejiang, Guangdong and Anhui, and Chongqing and Shanghai, with aggregate retail space of nearly 160,000 square meters.

Through these retail acquisitions, Pypo has built a strong team of executives and managers with extensive experience, business relationships and market knowledge in the local regions in which Pypo’s retail chains operate. Pypo believes that this network will allow Pypo to track market trends and consumer preferences more effectively and respond quickly in developing strategies for marketing, merchandising and logistics.

In addition, Pypo’s retail stores provide a unique experience for consumers, compared to the typical retail phone environment in China. Pypo’s retail stores are relatively large, and provide a wide selection of phones that customers can connect to major China networks.

As a result of its ongoing initiative to integrate its finance, procurement and logistics capabilities, Pypo believes it has been able to obtain more favorable terms from suppliers, thereby reducing costs and improving sales efficiency. Pypo believes that the increased economics of scale resulting from Pypo’s distribution and retail network expansion strategy will provide Pypo with a sustainable competitive advantage over prospective market entrants.

Superior Logistics Management

Pypo has developed a logistics network and management system over years of iterative design and adaptation. Pypo has tailored this system for Pypo’s business and the idiosyncrasies of China’s wireless telecommunications sector, including China’s logistics infrastructure, the presence of certain dominant manufacturers and the rapid growth of mobile phone demand.

In addition, Pypo has centralized its logistics management to serve Pypo’s distribution and retail networks, capitalizing on Pypo’s economies of scale. Pypo’s logistics system, which is integrated with the company’s enterprise resource planning, or ERP system, administers procurement, inventory management, warehouse management, transportation management, product and order tracking, reporting and other services.

To minimize capital expenditures, Pypo contracts with third parties for certain warehouse and transportation services. Pypo’s logistics network consists of twenty-two warehouses, including five warehouses in Beijing, Guangzhou, Chengdu, Shanghai and Shenyang that serve as regional distribution centers. Pypo contracts with national, fixed-route and local logistics companies to serve the delivery needs of its customers. In cities where Pypo has relatively more retail stores, Pypo handles logistics on its own. These arrangements allow Pypo to respond quickly to product demand in multiple markets while increasing efficiency and minimizing costs.

Pypo’s logistics network allows Pypo to rapidly distribute new, mass-market wireless communications products from factories to retail shelves within days after production. Pypo believes its growing retail network will bolster the economies of scale that will provide Pypo with a competitive advantage over smaller competitors.

Advanced Information Management Systems

Pypo has developed advanced information systems, including ERP, financial reporting and logistics management systems. Having handled the delivery of millions of mobile handsets and accessories, Pypo’s information management systems minimize handling and administrative costs and help ensure that products are ordered promptly and arrive on time.

Pypo has regularly upgraded its information management systems, and has established a company-wide online management system that links Pypo’s branch offices, servicing centers, distribution centers and retail outlets with certain larger handset manufacturers. Pypo expects these systems to eventually include links with wireless operators, as bundling handsets and “talk time” becomes more prevalent and revenues from commissions linked to the sale of “talk time” increase.

Pypo can track the location of handsets from the time they leave factories to the time they enter retail chain inventories. The system delivers real-time updates on sales of each specific stock-keeping unit, or SKU, enabling Pypo to fine-tune merchandise allocation and pricing in response to demand. In an industry where product life cycles are extremely short, and average selling prices of new models diminish rapidly, this information provides Pypo with a significant competitive advantage over smaller retailers in the highly fragmented mobile retail market. This information also provides Pypo with a substantial bargaining tool in its negotiations with handset manufacturers such as Nokia, Samsung, Motorola, Sony Ericsson and LG, all of which closely monitor each model’s sales performance.

Pypo transmits daily sales reports to Pypo’s head office in Beijing, allowing Pypo to track medium-term sales trends and adjust inventory levels. Pypo’s detailed sales information also allows Pypo to evaluate the impact of advertisements and promotional events by region, product and price. This information also helps Pypo and its wireless operator partners and handset manufacturers to develop effective marketing activities and minimize costs. Pypo believes its integrated information systems, which manage the information generated by Pypo’s vast retail and distribution network, is unmatched in the Chinese wireless telecommunications sector.

Strong, Experienced Management Team

Pypo believes that the strength of its management team differentiates Pypo from its competitors. Under the leadership of its chairman, Mr. Kuo Zhang, and its chief executive officer, Mr. Dongping Fei, the co-founders of Pypo Beijing, Pypo’s management has established Pypo as a leading national distributor and retailer of wireless telecommunications products in China.

Mr. Zhang, Mr. Fei and the rest of Pypo’s senior management have extensive experience in the China wireless telecommunications industry, particularly with respect to technology, distribution and retailing. Pypo has also recruited a highly educated, motivated, team of employees across China with an array of local business relationships and a deep understanding of local market conditions. In addition, Pypo has instituted a management training program and holds annual management conferences to reward and motivate strong performers.

Pypo has developed a strong in-house legal and commercial team capable of executing and implementing mergers and acquisitions. With the assistance of ARC Capital Partners, Pypo’s indirect shareholder, Pypo has successfully acquired a 100% or controlling interest in seven retail chains in eighteen months. Pypo’s management’s reputation as a fair and credible partner in the mobile retail industry has also helped Pypo implement its retail expansion strategy. Pypo has also recently established a team that specializes in the financial and operational integration of the acquired retail chains.

Mr. Clement Kwong, who previously served as Managing Director of ARC Capital Partners, the manager of ARC Capital Holdings Ltd., a $570 million retail and consumer-focused private equity fund and part of the Pacific Alliance Group, has also joined Pypo to assist in developing and implementing its corporate strategy.

Strategy

Pypo aims to become China’s leading provider of marketing, distribution, sales and value-added services in the mobile wireless telecommunications industry. The principal components of Pypo’s business strategy include the following:

Expand Coverage of Distribution and Retail Network

Pypo plans to expand the coverage of its distribution and retail network by establishing retail stores in selected locations and acquiring additional retail stores as appropriate opportunities arise. Pypo believes that its expansion will broaden its revenue base, increase gross margins and enhance its overall competitiveness. To accomplish this goal, Pypo plans to primarily focus on establishing retail stores in selected locations. In evaluating potential locations for retail stores, Pypo considers, among other factors, market size, household income levels, consumer spending habits and competition in the relevant region. In addition, Pypo plans to continue acquiring regional retail chains that increase Pypo’s customer base, provide expertise to Pypo’s retail business and expand the geographic coverage of Pypo’s distribution and retail network.

In the last two years, Pypo has acquired six retail chains that are leading players in their respective markets. Pypo integrates an acquisition’s operations, including its financial reporting and management, procurement, branding and logistics, during the twenty-four months following the closing of the transaction. During the integration process, Pypo eliminates redundancies, consolidates procurement functions and integrates logistics to improve efficiencies and margins, reduce costs and lower inventory levels. Pypo also encourages chains to expand their store networks locally by opening new stores in promising locations and closing poorly performing stores.

Although Pypo generally maintains the local brand name under which each retail chain operates, Pypo plans to phase in over the next 24 months a company-wide retail brand name, “Funtalk” (). Pypo will eventually conduct company-wide product purchases and negotiate on behalf of Pypo’s retail stores under the Funtalk brand, with the goal of obtaining the best pricing and trade terms offered by each supplier or wireless operator. As Pypo integrates newly acquired retail chains, Pypo will also develop a “best practices” program under the Funtalk brand to help ensure that Pypo maintains uniform, high quality sales standards and after-sales service across its retail chains. Pypo also plans to integrate its customer relationship management for its retail chains, including loyalty programs. Pypo hopes to use those programs to market new products and services.

Although Pypo believes that its economies of scale are significant in the Chinese wireless telecommunications sector, Pypo’s market share remains relatively small due to the fragmented nature of the Chinese retail wireless market. Over the next several years, Pypo believes that its retail expansion strategy will create a unified wireless retail chain under the Funtalk brand. Pypo plans to develop sufficient scale to provide Pypo with leverage in negotiating with handset suppliers and wireless operators. Pypo also plans to market Funtalk as a brand associated with reliability, credibility and value, which Pypo believes would set Pypo apart from the sometimes confusing array of products and stores in China’s mobile retail industry.

Work Closely with Wireless Operators

In 2008, the Chinese government implemented a restructuring plan for the wireless telecommunications sector, granting each of the country’s three wireless operators, China Mobile, China Unicom and China Telecom, a formal license to operate a 3G network. The restructuring has resulted in dramatically increased competition in an industry where China Mobile had previously virtually monopolized the existing GSM subscriber base and charged abnormally high fees.

As the 3G network develops, Pypo expects that wireless operators will compete vigorously to secure new subscribers and increase revenues. Pypo also expects China Mobile to aggressively defend its subscriber base, while China Unicom and China Telecom attempt to persuade China Mobile subscribers to switch to their respective networks. These trends may result in the bundling of handset and “talk time” into various packages that will be marketed through the retail stores of China’s largest mobile retailers, including Pypo.

Pypo is working closely with wireless operators to market bundled handsets and help manage and operate wireless operator-branded retail stores. Pypo is also in discussions with wireless operators to secure more favorable trade terms, such as a higher split of “talk time” revenues, increased handset subsidies and improved credit terms. As Pypo grows, Pypo expects its leverage in such negotiations will increase. Pypo has also developed partnerships with mobile content providers and other value-added service providers whose products and services Pypo can cross-sell to consumers. Wireless operators typically collect revenues for these services, and the content owner, the wireless operator and Pypo generally share these revenues.

Develop E-Commerce Business

Online retailing has emerged as a viable and growing channel for the distribution of mobile handsets and accessories. Pypo plans to develop its online presence through its website, www.dongdianwang.com, and through the replication of online storefronts for Pypo’s acquired retail chains. Pypo believes that combining China’s largest professional network of mobile retail stores and an array of online storefronts under trusted brand names, will result in a diversified “bricks-and-clicks” channel strategy. Pypo will service its retail chains and online stores through an integrated system for inventory and customer service, adding to the competitive advantages that Pypo enjoys over competing retailers.

Pypo intends to upgrade its online retail offerings by making its website more user-friendly, providing a greater assortment of products, offering personalized shopping options and introducing customer loyalty programs to reward frequent purchasers. Pypo also plans to introduce mobile content, including ringtones, wallpapers, games, applications and other similar products, and has entered into several partnerships with respect to such products.

Enhance Operating Efficiency by Improving Information and Logistics Management Systems

Pypo intends to utilize and upgrade its state-of-the-art information management systems by improving its ERP system to increase operating efficiency and respond to customer and market demands. These systems enable Pypo to analyze pricing, assess retail performance, establish product and sales policies, manage warehousing, collect market intelligence and provide value-added services to customers.

Pypo plans to upgrade its existing logistics service facilities to enhance delivery speed and collect sales-related information. Pypo also plans to establish new regional distribution centers to supplement its five existing centers in Beijing, Shanghai, Guangzhou, Shenyang and Chengdu to provide more efficient services to local customers and end users. In cities where Pypo has relatively more retail stores, Pypo plans to develop its own logistics network, which Pypo believes will allow it to increase efficiency and minimizing costs.

Pypo believes that these measures will help Pypo integrate the functions of its business lines and increase operating efficiency in procurement, logistics, warehousing, distribution and retail, which should reduce costs, optimize product management decisions and enhance Pypo’s competitiveness. These improvements will help Pypo coordinate among factory owners, authorized dealers, store operators, wireless operators, third party logistics providers and other service providers, improving efficiencies through Pypo’s combined retail and online storefront model.

Industry Background

The mobile phone market in China has experienced rapid growth. Mobile phone sales in China exceeded 157 million units in 2008, compared to 65 million units in 2004, representing a compounded annual growth rate, or CAGR, of 24.7%, according to the 2008 Mobile Phone Retail Stores Survey of Sino Market Research Ltd. In 2008, despite the global economic downturn, the number of mobile phone subscribers increased by 17.2% to 641.2 million, compared to 547.3 million in 2007, according to the PRC Ministry of Industry and Information Technology.

China’s Economic Growth and Rising Private Consumption

The country’s rapid economic development has contributed to this rapid growth. According to the Economist Intelligence Unit, between 2003 and 2008, China’s GDP, per capita disposable income and per capita private consumption grew at CAGRs of 10.8%, 13.0% and 7.6%, respectively. While GDP growth slowed in 2008, China still recorded 9% year-on-year growth according to the National Bureau of Statistics of China.

In addition, private consumption in China still has potential for significant growth. According to the Economist Intelligence Unit, as set forth in the table below, annual private consumption as a percentage of GDP for 2008 in China was 35.3%, which is significantly lower than that of other countries such as India, Australia, Japan, the United Kingdom and the United States.

Chinese Private Consumption as Percentage of GDP (2008)

According to the National Bureau of Statistics of China, from 2004 to 2008, rural per capita annual net income increased from RMB2,936 to RMB4,761, representing a CAGR of 12.9%, and urban per capita disposable income increased from RMB9,422 to RMB15,781, representing a CAGR of 13.8%. The following charts demonstrate the rise in rural and urban per capita incomes in China from 2004 through 2008:

Rural Residents’ Per Capita Annual Net Income & Its Growth Rate
(2004–2008)

Urban Residents’ Per Capita Annual Disposable Income & Its Growth Rate
(2004–2008)

As Chinese consumers’ incomes continue to grow, the potential for increased rates of private consumption remain significant. Pypo believes that China’s mobile phone market will benefit from the expected growth in private consumption.

Mobile Phone Market Development

China maintains a relatively low mobile phone penetration rate, which highlights the potential for substantial growth in this sector. According to Business Monitor International, the mobile phone penetration rate in China was 45.9% in 2008, significantly lower than that of Hong Kong, at 162.3%, Singapore, at 131.0% and Taiwan, at 110.0% (where 100% penetration represents a ratio of one mobile phone subscription per person).

In May 2008, the Chinese government announced a restructuring plan for the telecommunications sector in China. A principal objective of the plan was to increase competition in the market for mobile phone carriers, in which China Mobile is currently the dominant player. Pypo expects the plan will create a more balanced competitive landscape among China Mobile, China Unicom and China Telecom. Pypo believes that increased competition among carriers for subscribers will lead to substantial opportunities for distributors and retailers to partner with carriers in offering attractive packages to subscribers.

As part of the restructuring plan, the Chinese government allocated its available 3G networks to three wireless carriers: China Mobile, China Unicom and China Telecom. The Chinese government granted each of these carriers a formal license to operate on the 3G network in January 2009. There is no analogous license requirement for the distribution and retail of 3G mobile phones in the PRC. Pypo believes the adoption of the 3G standard, the government licensing program and the resulting increase in competition in the market for mobile phone carriers will result in increased demand for 3G mobile phones and accessories in China. Pypo expects to benefit from this increased demand.

In addition, in January 2009, the Chinese government announced a policy to enforce mandatory exit of the personal handy-phone system, which had 68.9 million subscribers as of the end of 2008, before 2011. Pypo believes that this policy will also result in increased demand for traditional mobile phones that Pypo sells, as well as 3G mobile phones.

At the retail level, the market remains highly fragmented. Local mobile phone retail chains remain dispersed throughout the country and typically have limited operations and funding, making organic growth difficult. According to Sino Market Research Ltd., the aggregate sales volume of the top five mobile phone retailers in China in 2008, among which Beijing Funtalk ranked the third, accounted for a 17.6% market share. Pypo expects retail chains to consolidate through acquisitions and strategic alliances, as retail stores attempt to reduce redundant inventory and rental costs, increase working capital and lower prices.

In addition to traditional distribution and retail channels, direct consumer purchases of mobile products on the internet have increased as retail websites have begun to offer mobile phones at lower prices than traditional retail channels. Pypo hopes to capitalize on this trend with its e-commerce website, www.dongdianwang.com.

Note that the data sources cited in this section constitute industry studies and statistics that are either publicly available or are generally available to entities that pay for such information. Although Pypo paid for the use of such information as required, neither Pypo nor any of their respective affiliates was involved in the preparation of such information

Although Pypo believes the historical growth data in this section of the proxy statement/prospectus continues to represent the condition of the industry at this time, such historical data may not be indicative of future conditions, and there is no assurance that any past trends will continue. See the discussion under the heading “Risk Factors — Pypo and MK Cayman may continue to be negatively affected by the economic crisis in the United States and key international markets.”

Corporate Organization and Operating History

Pypo commenced operations on October 30, 2003 as Pypo Beijing, a limited liability company incorporated under the laws of China. From January 2004 to August 2009, Pypo Cayman formed 75 operating subsidiaries in China. Pypo has built its national distribution and retail network and commerce platform through these entities.

The following diagram sets forth MK Cayman’s corporate structure:

(1)	Includes 23 direct and indirect subsidiaries (of which 22 are wholly owned and one is 51% owned) and a 50% owned affiliated company, all incorporated in China. The 50% owned affiliated company is Beijing Pypo Times Technology Co., Ltd., or Beijing Pypo Times. The remaining 50% equity interest in Beijing Pypo Times is held by Beijing Shidai Tiancheng Technology Development Co., Ltd., or Shidai Tiancheng, a limited liability private company incorporated in China that is unaffiliated with Pypo. The 51% owned subsidiary is Beijing Jiusheng Aopu Technology Co., Ltd. The remaining 49% equity interest in Beijing Jiusheng Aopu

Technology Co., Ltd. is held by Beijing Jiusheng Aoxiang Technology Co., Ltd., a limited liability private company incorporated in China that is unaffiliated with Pypo.
(2)	Includes seven direct wholly owned subsidiaries, all incorporated in China. The remaining 49% equity interest is held by Mr. Xinyu Zhao, a Chinese citizen that is unaffiliated with Pypo.
(3)	Includes one wholly owned subsidiary incorporated in China. The remaining 49% equity interest is held by Mr. Yamin Zhang, a Chinese citizen that is unaffiliated with Pypo.
(4)	The remaining 49% equity interest is held by Mr. Mingxi Qiu, a Chinese citizen that is unaffiliated with Pypo.
(5)	Includes one wholly owned subsidiary incorporated in China.
(6)	Includes 30 direct wholly owned subsidiaries all incorporated in China.
(7)	Includes one wholly owned subsidiary incorporated in China. The remaining 49% equity interest is held by Mr. Baihe Jiang, a Chinese citizen that is unaffiliated with Pypo.
(8)	Includes one wholly owned subsidiary incorporated in China, Beijing Zhongshi Pypo Cinema Cultural Co., Ltd.

MK Cayman was formed and became the holding company of Pypo Cayman as a result of the Business Combination in July 2009. Pypo Cayman and Pypo HK were formed as the holding company and intermediate holding company for Pypo Beijing, respectively, during Pypo’s restructuring in October and November of 2007. In the restructuring, all of the then-existing shareholders of Pypo Beijing transferred all of their equity interests in Pypo Beijing to Pypo HK in exchange for shares of Pypo Cayman. Like many other similarly situated Chinese companies, Pypo adopted such a structure by forming offshore holding companies in the Cayman Islands and Hong Kong due to certain tax, regulatory, investment and other business-related considerations.

Pypo set up subsidiaries in the various regions in China to facilitate the operation of its distribution and retail businesses in various provinces in China and optimize local business operations. Pypo has acquired partial interests in local retail stores from unaffiliated entities or individuals as part of its retail operation growth strategy. These prior owners retain an interest in the store, providing them with performance incentives and ensuring their continued cooperation. By retaining these prior owners, Pypo also leverages their local market expertise, local presence and reputation with the goal of increasing national coverage, achieving economies of scale and establishing a strong brand name.

Pypo Beijing has entered into agreements with Beijing Funtalk and the equity holders of Beijing Funtalk, pursuant to which Pypo Beijing exercises effective control over the day-to-day operations and financial affairs of Beijing Funtalk, appoints key personnel (subject to shareholder approval), and receives substantially all of the revenues generated by Beijing Funtalk. See “Certain Relationships and Related Party Transactions — Pypo Related Party Transactions” for a description of these contractual arrangements. As a result, under U.S. GAAP, Pypo Beijing is classified as the primary beneficiary of Beijing Funtalk and Beijing Funtalk is consolidated in Pypo’s consolidated financials as a variable interest entity of Pypo.

Pypo’s relationship with Beijing Funtalk enables Pypo to access capital from sources outside of the PRC while maintaining compliance with PRC laws. Retail businesses in China owned by foreign entities, such as Pypo Cayman and Pypo HK, remain heavily regulated. The PRC government imposes strict approval requirements on foreign-invested companies doing retail business in China, including multi-layered approval formalities involving various government authorities. Each of Pypo Cayman and Pypo HK constitutes a foreign legal person under PRC law, and a company established by either entity in China is regarded as a foreign-invested company under PRC law. To minimize the effect of these restrictions and to reduce the uncertainties associated with the lengthy approval process and facilitate the consolidation of acquired retail businesses. Pypo acquires new retail businesses and conducts its retail operations in China through Beijing Funtalk, a domestic PRC company.

Similarly, China’s government regulates the foreign ownership, licensing and permitting of companies doing business in the value-added telecommunications industry, and Pypo’s e-commerce business is classified as a “value-added telecommunications service” under PRC law. To comply with these regulations, Pypo conducts its e-commerce business through Beijing Dongdian.

In August 2009, Beijing Funtalk entered into a definitive agreement to acquire 100% of the outstanding equity interests of Xieheng. The closing of the transaction is expected to occur in the third quarter of fiscal 2009.

On October 29, 2009, MK Cayman’s board of directors passed a resolution to convene an extraordinary general meeting on November 26, 2009, or the extraordinary general meeting. Holders of MK Cayman’s ordinary shares at the close of business on October 26, 2009 are entitled to notice of, and to vote at, the extraordinary general meeting or any adjournment or postponement thereof. The extraordinary general meeting will discuss and seek adoption of the resolutions to (i) change MK Cayman’s name from Pypo China Holdings Limited to Funtalk China Holdings Limited, and (ii) change the name of MK Cayman as appeared in its memorandum and articles and associations accordingly.

Pypo’s Distribution Services

Distribution Network

Pypo distributes products primarily through a national network of consumer electronic stores, regional retailers, wireless operators and regional distributors. As of August 31, 2009, Pypo’s distribution network covered over 350 cities across 30 provinces, consisting of approximately 9,500 retail outlets that carry Pypo’s products.

Although Pypo sells its products to some customers through purchase orders, Pypo typically enters into one-year distribution agreements with customers. Pypo often extends credit to customers for periods from seven to thirty days based on the creditworthiness of the customer and the size of the order. Pypo sets the retail prices of Samsung products for distributor and retail customers that sell products to end users directly based on the cost of and demand for the product and the pricing of similar products, as well as discussions with Samsung regarding Samsung’s suggested prices for its products.

During fiscal 2007, fiscal 2008 and fiscal 2009, Pypo generated approximately 18.9%, 21.1% and 16.7%, respectively, of Pypo’s net revenues from distribution to consumer electronic stores. Pypo’s top five consumer electronic stores during fiscal 2009 were Gome Appliance (Group) Co., Ltd., Suning Appliance Co., Ltd., Jiangsu Five Star Appliance Co., Ltd., Beijing D. Phone Trading Co., Ltd. and Xieheng. The aggregate net revenues attributable to these five customers during fiscal 2009 was approximately $47.7 million, or 8.4% of Pypo’s total net revenues during this period.

Retail Stores

Pypo intends to capitalize on growth opportunities in China’s mobile phone retail sector through strategic acquisitions of leading regional mobile phone retail chains. Pypo has completed acquisitions of six retail chains in Hebei, Yunnan, Henan, Hunan, Jiangsu, Shandong, Shanxi, Gansu, Inner Mongolia provinces and Shanghai. As a result of these acquisitions, Pypo gained a total of 189 retail stores in 45 cities, with aggregate floor space of approximately 83,000 square meters. Pypo plans to expand the coverage of its retail network by establishing retail stores in selected locations and acquiring additional retail stores as the appropriate opportunities arise. In evaluating potential locations for retail stores, Pypo considers, among other factors, market size, household income level, consumer spending habits and competition in the relevant region. In addition, Pypo plans to continue acquiring regional retail chains that increase Pypo’s customer base, provide expertise to Pypo’s retail business and expand the geographic coverage to Pypo’s retail network

In August 2009, Pypo entered into a definitive agreement to acquire Xieheng, one of the leading retailers of wireless telecommunications devices and accessories in China and a customer of Pypo. Pypo believes that Xieheng will complement its existing retail network and the Xieheng acquisition will bring synergies to its retail business. Following the closing of the Xieheng acquisition, expected to occur in the third quarter of fiscal 2009, Pypo expects to become the largest professional mobile phone retailer in China, with a total of 430 retail stores in approximately 80 cities. Pypo’s retail network will cover Hebei, Yunnan, Henan, Hunan, Jiangsu, Shandong, Shanxi, Gansu, Inner Mongolia, Zhejiang and Guangdong and Anhui provinces, and Chongqing and Shanghai, with an aggregate floor space of approximately 160,000 square meters. Pypo expects net revenues from its retail business to increase substantially over the next two years as Pypo integrates Xieheng’s retail stores.

Pypo generates net revenues at retail stores by selling mobile phones and accessories directly to end users. Pypo retail stores sell mobile phones from a number of manufacturers, including Nokia, Samsung, Motorola and Sony-Ericsson. For fiscal 2009, Pypo derived approximately 28.6% of its net revenues from its retail business.

Online Platform

In February 2008, Pypo launched an e-commerce website, www.dongdianwang.com, which allows customers to purchase mobile phones and accessories directly. Pypo also plans to offer value-added services through the website, including games and ring tones that end users can download. Pypo plans to market its e-commerce website and its value-added services to customers through its existing retail stores.

Suppliers

Pypo has established relationships with Samsung and other leading manufacturers of wireless telecommunications products and accessories. During fiscal 2009, Pypo purchased inventory from over 200 mobile phone and accessory manufacturers and other suppliers. Through manufacturer and new product promotions and volume discounts, some suppliers may provide favorable purchasing terms to Pypo, such as volume-based rebates. These terms may be specified in Pypo’s supply contracts or offered from time to time based on negotiations between Pypo and the relevant manufacturer. Product manufacturers typically provide limited warranties directly to end users. Pypo’s top five brand suppliers during fiscal 2009 were Samsung, Nokia, Motorola, Sony Ericsson and OPPO. During fiscal 2009, sales of products of Pypo’s top five brand suppliers accounted for approximately 90.5% of its total net revenues.

Pypo has formed a strategic relationship with Samsung in China. In July 2008, Pypo entered into a five-year distribution agreement with Samsung for exclusive national distribution rights for certain models of Samsung’s high-quality mobile phone products in China. The agreement has a term of five years, subject to early termination by Samsung if Pypo’s sales volume experiences material decreases in any six-month period due to reasons unacceptable to Samsung.

Under the agreement, Pypo will discuss sales volume targets, pricing and sales support with Samsung each quarter and will submit purchase orders to Samsung at the beginning of every month based on such quarterly discussions, subject to changes in market conditions. Pypo also holds exclusive distribution rights in China with respect to Samsung’s new products, as long as Pypo maintains certain sales performance levels for existing products. In addition, Pypo is entitled to reimbursement of certain marketing expenses that are pre-approved by Samsung. Prior to Pypo’s and Samsung’s execution of the distribution agreement, Pypo used monthly purchase orders to make its purchases from Samsung.

In addition, Pypo obtained non-exclusive national distribution rights in China for SanDisk mobile phone memory cards under an international distribution agreement for retail products with SanDisk, dated June 20, 2007. The agreement had an initial term of one year and expired on June 20, 2008, but the relevant terms of that agreement continue to govern the relationship between the parties unless otherwise expressly agreed in writing (provided that the relationship may be unilaterally terminated by either party ceasing to do business with the other). Pypo has done business with SanDisk pursuant to this agreement since the agreement expired. Pursuant to those terms, Pypo is subject to certain minimum purchase commitments and has agreed to submit to SanDisk non-binding, 12-month rolling forecasts of Pypo’s expected monthly purchase volumes.

Inventory, Warehouse and Logistics

As discussed under “— Competitive Advantages — Advanced Information Management Systems,” Pypo’s information management system monitors its inventory, warehouse and delivery systems.

Pypo’s integrated information management system enables sales representatives in the retail stores in Pypo’s distribution network to transmit daily sales reports to its executive offices in Beijing.

Pypo can also quickly and efficiently run reports that enable Pypo to monitor sales generated by new products or promotional events. To meet market demand for wireless telecommunications products and customer orders, Pypo normally maintains an inventory supply of approximately 30 to 45 days on hand. Pypo’s inventory balances were $25.2 million, $46.7 million, $54.7 million and $64.7 million as of March 31, 2007, March 31, 2008, March 31, 2009 and June 30, 2009, respectively.

Pypo contracts with third parties for its warehouse and logistics services, and Pypo renews agreements with such providers annually. Pypo believes it has maintained good relationships with these third-party warehouse and logistics services providers.

Pypo’s distribution network includes 22 warehouses, five of which serve regional distribution centers. See “— Competitive Advantages — Superior Logistics Management.” Pypo allocates the products delivered to its main regional Beijing warehouse based on estimates of consumer demand in respective markets and delivers most of the products to other regional distribution centers which then distribute the products to retail and distributor customers.

Marketing

Pypo has a total sales and marketing team consisting of approximately 4,175 members, with approximately 4,100 members assigned to specific territories as of August 31, 2009. These sales personnel have broad product knowledge developed in Pypo’s training programs, allowing them to educate consumers about the features and benefits of Pypo’s products and to answer product-related questions.

The sales and marketing team based in Beijing’s executive offices is primarily responsible for developing Pypo’s marketing strategy and marketing budget, while the sales and marketing team based outside of Beijing’s executive offices is primarily responsible for implementing the marketing strategy in specific markets within the budget developed by the Beijing team.

The sales and marketing team builds relationships with Pypo’s retail and distribution customers through personal contacts. Pypo advertises in print and online trade publications and sponsors community events. Pypo also works with suppliers’ print and media advertising campaigns and offers products at promotional prices during holidays and sales events. In addition, Samsung and Pypo regularly work together to develop marketing and promotional campaigns to boost sales of unsold inventory through targeted advertising campaigns, promotional gifts, retail shop rewards and other marketing activities.

After-Sales Service

Suppliers typically pack and test mobile phones and other products before delivering them to Pypo for distribution. In general, these products are covered by warranties, and Pypo returns defective products to suppliers and manufacturers through its customer service department.

Where Pypo delivers products directly to end users through its retail and (as it becomes a more developed source of revenues) e-commerce businesses, Pypo has implemented after-sales service policies in collaboration with suppliers and in compliance with Chinese law, including its policy requiring a full refund for any product returned within seven days of purchase.

Competition

The mobile phone distribution, retail and e-commerce businesses are highly competitive. Pypo’s distribution business competes with other distributors of mobile phones based on model, availability and price, among other factors. These companies include Shenzhen Telling Communications Development Co., Ltd., Shenzhen Aisidi Industry Co., Ltd. and China PTAC Communications Services Co., Ltd.

As demonstrated by the long-term contract recently signed with Samsung, Pypo believes that it has a strong relationship with Samsung. In addition, Pypo believes it can compete in the mobile phone distribution market based on its experience and reputation and the quality of its products. Pypo also believes that its efficient and centralized management and information systems help differentiate Pypo from its competitors.

Pypo’s retail business competes with other retail business based on, among other things, the locations and square footage of its stores; the breadth, quality, portfolio and availability of merchandise offered; the level of customer service provided; and price.

Key competitive factors for Pypo’s e-commerce operations also include Pypo’s ability to process customer orders and deliver merchandise efficiently, website design and availability, and response rates. Its online retail operations compete against numerous websites, many of which may have a greater volume of web traffic and greater financial, marketing and other resources. The emerging TV shopping business in China also competes with Pypo’s retail and e-commerce businesses.

Information Technology

Pypo is committed to developing technology to enhance its competitive position. Pypo’s information systems provide data for procuring and distributing products, coordinating its retail operations and running its financial systems. Employees can access Pypo’s core business systems, which utilize purchased and internally developed software, over a company-wide network that enables employees to use key business applications. During fiscal 2007, fiscal 2008 and fiscal 2009, Pypo invested approximately $406,000, $444,000 and $595,000, respectively, in the development of its information systems. As of August 31, 2009, Pypo employed approximately 46 specialists to monitor Pypo’s information systems and explore new technology solutions.

Pypo plans to improve information management systems and to upgrade its existing information management systems in procurement, logistics, warehousing, distribution and retail sales, which Pypo believes will reduce costs and improve its operational efficiency and its ability to integrate its acquired retail chains more quickly and effectively.

Intellectual Property

Pypo relies on a combination of trademark, copyright, and other trade secret laws to protect its intellectual property rights. Pypo is the registered owner of 17 trademarks, including “ –Class 9,” “PYPO-Class 9,”“ –Class 9” and “ –Class 35,” and has 27 trademarks currently pending with the Trademark Office of the State Administration for Industry and Commerce of China.

Pypo’s corporate website is http://www.pypo.net, and its e-commerce business uses the web address http://www.dongdianwang.com. The internet addresses provided in this prospectus are not intended to function as hyperlinks and the information therein is not and should not be considered part of this prospectus and is not incorporated by reference in this document.

Pypo maintains an internet content provider license issued by the Beijing Communications Administration for its e-commerce business. Pypo has registered approximately 86 domain names. Pypo has also applied for registered copyright protection in China for its original works of authorship in connection with its sales and distribution activities.

Regulatory Matters

Pypo’s online retail business is classified as a value-added telecommunications service under PRC laws. Foreign investors are currently prohibited from owning more than 50% of the equity interests in a Chinese entity that provides value-added telecommunications services. As a result, Pypo conducts its online retail business through Beijing Dongdian. Pypo Beijing exercises effective control over the daily operations and financial conditions of Beijing Dongdian, appoints key personnel (subject to shareholder approval), and receives substantially all of the revenues generated by Beijing Dongdian through a series of contractual arrangements. See “Certain Relationships and Related Party Transactions — Pypo Related Party Transactions” for a description of such contractual arrangements.

A circular issued in July 2006 by the Ministry of Information Industry, or MII, regarding foreign investment in the telecommunications industry requires foreign investors to establish foreign-invested enterprises and obtain business operating licenses for the provision of internet content, or ICP licenses, in order to conduct value-added telecommunications businesses in China. Under this circular, a domestic company that holds an ICP license is prohibited from leasing, transferring or selling the license to foreign investors and from providing any assistance, including resources, sites or facilities, to foreign investors that illegally conduct value-added telecommunications businesses in China.

In addition, the relevant trademarks and domain names used in the value-added telecommunications business must be owned by the local ICP license holder or its shareholders, and the local ICP license holder must maintain the facilities in which it conducts its value-added telecommunications business in the regions covered by its license. Beijing Dongdian currently holds an ICP license that was issued pursuant to PRC laws and regulations on June 19, 2007 and has a five-year term. However, due to the lack of further interpretation from MII of this circular, it is unclear what impact these provisions may have on Pypo or Beijing Dongdian and the arrangement through which these entities operate Pypo’s online retail business.

MII also requires that ICP license holders that provide Online Bulletin Board services must first register with and obtain approval from relevant telecommunications authorities. Beijing Dongdian has obtained Online Bulletin Board Service Approval.

Pypo’s PRC operating subsidiaries are also subject to extensive PRC regulations governing the payment of dividends by Pypo’s PRC subsidiaries, Pypo’s ability to make loans to its PRC subsidiaries and foreign currency exchange. See “Risk Factors — Risks Relating to Doing Business in the People’s Republic of China.”

Insurance

Pypo’s insurance policies for ongoing operations cover loss of goods. Pypo does not maintain business interruption or product liability insurance. Pypo renews most operations-related insurance policies annually, and such policies are subject to deductibles and customary exceptions. Pypo’s management believes that Pypo has maintained adequate insurance coverage for Pypo’s assets at levels that are generally consistent with industry practice and similarly situated competitors in China. Customary insurance levels are different for Chinese companies than for United States companies. See the risk factor titled “Pypo has limited business insurance coverage in China” for a more detailed discussion of insurance practices in China.

Employees

Pypo had approximately 3,419, 3,175 and 4,270 employees as of March 31, 2007, 2008 and 2009. As of August 31, 2009, Pypo had approximately 5,626 full-time employees. Of these employees, approximately 192 worked in management positions, approximately 4,175 worked in sales and marketing and approximately 1,259 worked in finance and administration.

Pypo typically enters into a standard employment agreement containing confidentiality and non-competition provisions with its employees. The non-competition covenants prohibit the employee from engaging in activities that compete with Pypo’s business during his or her employment with Pypo and, for a period to be agreed upon by Pypo and the employee, after the termination of employment with Pypo.

Facilities

Pypo’s principal executive offices are located at South 3/F, Chang’An XingRong Center, No. 1 NaoShiKou Street, XiCheng District, Beijing, China 100031. These offices, which Pypo purchased in June 2006, occupy approximately 2,125 square meters. Pypo’s registered offices in the Cayman Islands are located at M&C Corporate Services Limited, P.O. Box 309 Ugland House, Grand Cayman, KY1-1104, Cayman Islands. As of August 31, 2009, Pypo has approximately 189 retail stores in Hebei, Yunnan, Henan, Hunan, Jiangsu, Shandong, Shanxi, Gansu, Inner Mongolia provinces and Shanghai, comprising an aggregate of approximately 83,129 square meters, of which Pypo leases approximately 80,244 square meters from third parties, with terms generally ranging from 3 to 5 years that expire in 2011 to 2013.

Legal Proceedings

Pypo does not have any legal proceedings, litigation, arbitration, regulatory inquiries, investigations or administrative actions pending or, to Pypo’s knowledge, threatened against Pypo that could have a material adverse effect on Pypo’s business, financial condition or operating results. Pypo’s agent for service of process in the United States is CT Corporation System, located at 111 Eighth Avenue, New York, New York 10011.

PYPO’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of Pypo’s financial condition and results of operations in conjunction with Pypo’s consolidated financial statements and the related notes included elsewhere in this proxy statement/prospectus. This discussion contains forward-looking statements based on current expectations involving risks and uncertainties. Pypo’s actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” or in other parts of this proxy statement/prospectus.

Overview

Pypo markets and sells wireless communications devices and accessories throughout China. As of June 30, 2009, Pypo’s distribution network of consumer electronics stores, regional retailers and distributors and wireless operators consisted of approximately 9,500 retail outlets that carry Pypo’s products in over 350 cities across 30 Chinese provinces. As of June 30, 2009, Pypo had a nationwide retail network of retail stores in 49 cities with aggregate floor space of approximately 88,000 square meters in Hebei, Yunnan, Henan, Hunan, Jiangsu, Shandong, Shanxi, Gansu, Inner Mongolia provinces and Shangha. Pypo has two reportable segments based on the types of customers receiving Pypo’s products: (i) distribution business and (ii) retail business.

The key financial performance indicators that Pypo’s management uses to manage and assess its business include net revenues, gross profits (net revenues less costs of revenues) and operating income (gross profit less selling and distribution expenses and general and administrative expenses). The major non-financial performance indicators that Pypo’s management uses to manage and assess its business include the number of cities covered in its distribution networks, the number of active customer accounts and the number of retail outlets that carry Pypo’s products.

Key Financial Performance Indicators

Net Revenues

Pypo generates sales primarily through distribution of mobile phones, notebooks and peripherals. Since 2003, distribution of Samsung mobile phones has constituted Pypo’s primary source of revenues. In addition, Pypo began distributing SanDisk mobile phone memory cards in September 2006 and Samsung mobile phone accessories in April 2008.

From May 2008 through December 2008, Pypo completed the acquisition of six retail chains in Hebei, Yunnan, Henan, Hunan, Jiangsu, Shandong, Shanxi, Gansu and Inner Mongolia provinces and Shanghai. In August 2009, Pypo entered into a definitive agreement to acquire 100% of the outstanding equity interests of Xieheng. The closing of the acquisition is expected to occur in the third quarter of fiscal 2009. In September 2009, Pypo acquired 49% of the outstanding equity interests of Jiangsu Guanzhilin. Upon consummation of the transaction, Jiangsu Guanzhilin became a wholly owned subsidiary of Beijing Funtalk. Pypo expects net revenues from its retail business to increase significantly over the next two years as Pypo integrates acquired retail chains. In addition, Pypo expects the gross profit margin of its business to decrease marginally as a result of continuing lower gross profit margins in Pypo’s distribution business.

Pypo launched its e-commerce website, www.dongdianwang.com, in February 2008. Compared to traditional distribution channels, direct consumer purchases of mobile products on the internet have increased as retail websites have begun to offer mobile phones at lower prices than those offered in traditional retail channels. Pypo plans to capitalize on this trend by leveraging the supplier network provided by its retail chains to sell mobile products through its website at competitive prices. Although Pypo expects net revenues from its online retail business to increase, Pypo does not expect its online retail division to constitute a significant portion of its net revenues in the next several years.

On July 1, 2008, Pypo entered into a distribution agreement with Samsung, which authorized Pypo to act as the exclusive national distributor for certain models of Samsung’s high-quality mobile phone products in China. Pypo does not expect the existence of the Samsung distribution agreement to have a material impact on Pypo’s revenues and margins because Pypo has historically distributed Samsung mobile phones on terms substantially similar to those set forth in the agreement, despite the absence of any written agreement between Samsung and Pypo in the past.

The following table sets forth Pypo’s net revenues for its two reportable segments for fiscal 2007, fiscal 2008 and fiscal 2009, and the three months ended June 30, 2008 and 2009, including a percentage of total net revenues for each segment:

	Year Ended March 31,						Three Months Ended June 30,
Amounts in US$ thousands	2009	Percentage of 2009 Net Revenues	2008	Percentage of 2008 Net Revenues	2007	Percentage of 2007 Net Revenues	2009	Percentage of 2009 Net Revenues	2008	Percentage of 2008 Net Revenues
Net revenues
Distribution	$407,160	71.4%	$378,268	100.0%	$294,198	100.0%	$128,594	65.0%	$105,918	93.8%
Retail	163,491	28.6%	—	—	—	—	69,136	35.0%	6,991	6.2%
Total net revenues	$570,651	100.00%	$378,268	100.00%	$294,198	100.00%	$197,730	100.00%	$112,909	100.00%

In general, Pypo uses three categories of sales contracts for its wholesale distribution customers, including:

•	sales with no right of return;
•	sales with contractual right of return; and
•	consigned sales.

Sales contracts with no right of return, which Pypo uses for the majority of its wholesale distribution sales, do not impose contractual obligations on Pypo to accept the return of products purchased under those contracts. In addition, Pypo and its customers have not established any right to return goods based on customary business practices, with the exception of returns relating to defective products under warranty.

Pypo’s sales are net of value added taxes collected from customers, sales returns, sales rebates and price protection expenses.

Cost of Revenues

Cost of revenues primarily consists of purchase costs of mobile phones, notebooks and peripherals. Cost of revenues is reduced by certain rebates Pypo receives from its vendors to promote product sales and by awards Pypo receives from vendors when Pypo meets certain purchase targets.

Selling and Distribution Expenses

Pypo’s selling and distribution expenses primarily consist of:

•	salaries and benefits for sales and marketing staff;
•	retail shop rental expenses; and
•	costs of advertising in industry publications and sponsoring public activities.

Pypo’s selling and distribution expenses also include the costs Pypo incurs to outsource its warehousing and distribution functions to third parties.

General and Administrative Expenses

Pypo’s general and administrative expenses principally consist of:

•	salaries and benefits for management and administrative personnel;
•	rent, utilities and other office-related expenses;
•	depreciation of office equipment;
•	legal, accounting and other professional fees and expenses; and
•	other administrative expenses.

Critical Accounting Policies

Pypo prepares financial statements in accordance with U.S. GAAP, which requires Pypo to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the end of each fiscal period, as well as the reported amounts of revenues and expenses during each fiscal period. Pypo continually evaluates these judgments and estimates based on its historical experience, knowledge and assessment of business and other conditions. Pypo bases its future expectations on information and assumptions that Pypo believes to be reasonable. Since the use of estimates remains an integral component of the financial reporting process, Pypo’s actual results could differ from those estimates. In addition, accounting policies require a high degree of judgment.

When reviewing Pypo’s financial statements, you should review the critical accounting policies, the judgments and other uncertainties affecting the application of those policies, and the sensitivity of reported results to changes in conditions and assumptions. Pypo believes the following accounting policies involve the most significant judgments and estimates used in the preparation of its financial statements:

Revenue Recognition

Pypo derives its revenue through the distribution and sale of mobile phones, notebooks and peripherals. Pypo recognizes revenue when:

•	persuasive evidence of an arrangement exists;
•	delivery has occurred;
•	the sales price is fixed or determinable; and
•	collectability of the sales price is reasonably assured.

Prior to May 2008, when Pypo completed the acquisition of its first retail operations, Pypo considered its customers to be retailers and did not sell directly to end users. Pypo returns products under warranty to manufacturers for repairs or exchanges, and the manufacturers bear the related costs. As a result, warranty costs incurred by Pypo are not significant.

Pypo has three types of sales contracts for wholesale distribution: sales with no right of return (which make up the majority of sales), sales with contractual right of return and consigned sales.

For sales with no right of return, Pypo has no contractual obligations and has not established any right of return based on its customary business practices, except for defective products under warranty. Revenue recognition generally occurs when Pypo has shipped the applicable products, has transferred the risk of loss with respect to these products to the customer and can reasonably estimate allowances for discounts, price protection and customer rebates. Pypo reduces recorded revenues by these allowances. Pypo bases its estimates of these allowances on historical experience, considering the type of products sold, the type of customer and the type of transaction specific to each arrangement.

No customer acceptance conditions are associated with Pypo’s products, except in relation to the standards and quality of a given product. For sales with contractual rights of return and for consigned sales, Pypo recognizes revenue at the time Pypo sells the products through the applicable distribution channel to the end customers. Pypo’s revenues are net of a 17% value added tax collected from customers and sales returns, as well as sales rebates and price protection expenses (discussed below).

Provision for Rebates and Price Protections

Pypo records rebates and price protections as deductions in revenue for each relevant period in which Pypo incurs such deductions. With respect to each rebate, Pypo accrues a standard amount upon delivery of the related product to retailers. In addition, Pypo accrues monthly quantity bonuses when retail volumes reach certain monthly targets set forth in its sales contracts. Because the quantity bonuses are based on a retailer’s monthly purchases, the effect of accruing such bonuses when volumes reach certain targets, as opposed to recording a pro rata portion of such bonuses upon the sale of each qualifying unit, is not material.

Provisions for price protections represent estimates of the amount of qualified inventory allocated to price protection, multiplied by the amount of price protection per unit, as determined by Pypo. All of Pypo’s retailer customers are eligible for price protection. Pypo’s promoters at retail stores communicate the status of product sales and demand forecasts, and Pypo determines the corresponding reduction in retail prices. Pypo then determines and applies the price protection per unit to the qualified inventory to establish the provision amount.

Vendor Rebates

Pypo receives the following types of reimbursements from vendors:

•	Reimbursement of promotional activities. Pypo organizes marketing activities to promote vendors’ products, and vendors cover Pypo’s costs for these efforts. Upon planning each marketing activity, Pypo submits marketing applications to the relevant vendors, and each relevant vendor approves the application form, which indicates that such vendor has agreed to bear the related costs. Pypo recognizes these reimbursements upon holding the related marketing activities as a reduction of the costs incurred, and Pypo records any excess reimbursement as a reduction to cost of revenues. Reimbursements of promotional activities recognized as reduction of expenses were $5.5 million, $2.4 million and $23.2 million for fiscal 2007, fiscal 2008 and fiscal 2009, respectively, and $155,000 and $0 for the three months ended June 30, 2008 and 2009, respectively. The excess recorded as a reduction of costs of revenues was $1.4 million, $0.3 million and $11.6 million for fiscal 2007, fiscal 2008 and fiscal 2009, respectively, and $0 and $0 for the three months ended June 30, 2008 and 2009, respectively.
•	Rebates from Vendors to End Customers Through Pypo. Vendors provide rebates to end customers through Pypo. Pypo records such rebates to customers net of the related reimbursements from vendors to Pypo as revenues. Pypo records a corresponding receivable from vendors at the time Pypo gives a rebate. Rebates from vendors to end customers were $37,000, $0.9 million and $0.4 million for fiscal 2007, fiscal 2008 and fiscal 2009, respectively, and $0 and $64,000 for the three months ended June 30, 2008 and 2009, respectively.
•	Rebates from Vendors to Pypo. Vendors also provide rebates to Pypo to promote sales of certain products. Pypo records such rebates as a reduction of cost of revenues when vendors approve such rebates. Pypo recognized $23.0 million, $2.9 million and $1.7 million of such rebates in fiscal 2007, fiscal 2008 and fiscal 2009, and $59,000 and $404,000 of such rebates in the three months ended June 30, 2008 and 2009, respectively.
•	Awards on Purchase Targets. Vendors provide certain awards to Pypo when Pypo’s purchases exceed certain targets within specified periods. Because Pypo lacks a demonstrated historical experience to estimate the timing and probability of earning such awards, Pypo recognizes the awards as a reduction of cost of revenue at the time vendors approve such awards. The amount of awards earned on purchase targets were $0, $5.9 million and $0 for fiscal 2007, fiscal 2008 and fiscal 2009. No awards were recognized for the three months ended June 30, 2008 and 2009.

Impairment of Long-Lived Assets

Pypo is required to review long-lived assets and certain identifiable intangible assets, excluding goodwill, for impairment when events or changes in circumstances indicate that the carrying value of such assets may not be recoverable. Pypo must test intangible assets with indefinite lives for impairment at least annually, or more frequently if events or changes in circumstances indicate that these assets might be impaired. If Pypo determines that the carrying value of intangible assets has been impaired, Pypo will write down the carrying value.

To assess potential impairment of long-lived assets and intangible assets, Pypo assesses the carrying value based on projected undiscounted cash flows associated with these assets. Significant assumptions regarding future cash flows include revenue growth rates and terminal values. If any of these assumptions changes, the estimated fair value of Pypo’s assets will change, which could affect the amount of impairment charges, if any.

Impairment of Goodwill and Intangible Assets

Goodwill represents the excess of the aggregate purchase price over the fair value of the net assets acquired in a purchase businesses combination. Pypo must review for impairment at least annually or when an event occurs or circumstances change that would more-likely-than-not reduce the fair value of a reporting unit below its carrying amount.

Goodwill is not amortized but is tested for impairment annually and whenever events or circumstances make it more likely than not that an impairment may have occurred. Goodwill impairment is tested using a two-step approach. The first step compares the fair value of a reporting unit to its carrying amount, including goodwill. If the fair value of the reporting unit is greater than its carrying amount, goodwill is not considered impaired and the second step is not required. If the fair value of the reporting unit is less than its carrying amount, the second step of the impairment test measures the amount of the impairment loss, if any, by comparing the implied fair value of goodwill to its carrying amount. If the carrying amount of goodwill exceeds its implied fair value, an impairment loss is recognized equal to that excess. The implied fair value of goodwill is calculated in the same manner that goodwill is calculated in a business combination, whereby the fair value of the reporting unit is allocated to all of the assets and liabilities of that unit, with the excess purchase price over the amounts assigned to assets and liabilities.

Intangible assets with indefinite lives are not amortized but are tested for impairment annually and whenever events or circumstances make it more likely than not that an impairment may have occurred. The impairment of an indefinite life intangible asset is based on a comparison of its fair value to its carrying amount. If the carrying amount of an indefinite life intangible asset exceeds its fair value, an impairment loss is recognized for the excess. The estimation of fair value is performed by utilizing various valuation techniques, with the primary technique being a discounted cash flow. Pypo recorded an impairment charge for the entire goodwill of $71,000 arising from the acquisition of the remaining 10% equity interests in one of its subsidiaries, Beijing Dongdian, in May 2008. Management expected Beijing Dongdian to incur losses for the foreseeable future, which resulted in its estimated carrying value exceeding the fair value.

Inventories

Pypo values inventories at the lower of cost and market value. Pypo estimates write-downs for excessive, slow moving and obsolete inventories, as well as inventory whose carrying value exceeds net realizable value. Pypo manages inventory levels based on historical sales trends and forecasts of customer demand. Inventory write-downs for fiscal 2007, fiscal 2008, fiscal 2009 and the three months ended June 30, 2008 ranged from approximately 2.11% to 2.40% of total inventory. The write-downs for the three months ended June 30, 2009 was 1.39% of total inventory.

Income Taxes

Pypo recognizes deferred income taxes for temporary differences between the tax basis of assets and liabilities and their reported amounts in its financial statements, net operating loss carry forwards and credits by applying enacted statutory tax rates applicable to future years. Pypo reduces deferred tax assets by a valuation allowance when, in Pypo’s opinion, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Pypo records a valuation allowance to reduce deferred income tax assets to an amount that Pypo believes more likely than not will be realized. Pypo considers future taxable income and engages in ongoing prudent and feasible tax planning strategies in assessing the need and amount for the valuation allowance.

If Pypo determined that Pypo could realize deferred income tax assets in the future in excess of net recorded amounts, an adjustment to Pypo’s deferred income tax assets would increase income in the period in which Pypo made such determination. Alternatively, if Pypo determined that it would not be able to realize all or part of its net deferred income tax assets in the future, an adjustment to deferred income tax assets would decrease income in the period in which Pypo made such determination. Pypo provides for current income taxes in accordance with the laws of the relevant taxing authorities. The components of the deferred tax assets and liabilities are individually classified as current or non-current based on their respective characteristics.

In June 2006, the FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes — An Interpretation of FASB Statement No. 109,” or FIN 48. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in any entity’s financial statements in accordance with FASB Statement No. 109, “Accounting for Income Taxes,” and prescribes a recognition threshold and measurement attributes for financial statement disclosure of tax positions taken or expected to be taken on a tax return.

Under FIN 48, the impact of an uncertain income tax position on the income tax return must be recognized at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant taxing authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained.

Additionally, FIN 48 provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006.

Pypo adopted FIN 48 on April 1, 2007. Based on its FIN 48 analysis documentation, Pypo has made its assessment of the level of tax authority for each tax position (including the potential application of interest and penalties) based on technical merits, and has measured the unrecognized tax benefits associated with the tax positions. As a result of the implementation of FIN 48, Pypo had approximately $436,000 in total unrecognized tax benefits as of April 1, 2007. Pypo has elected to classify interest and/or penalties relating to income tax matters within income tax expenses. The amount of penalties and interest as of March 31, 2008 is immaterial. Pypo had no unrecognized tax benefits in connection with tax uncertainties during fiscal 2009 and during the three-month period ended June 30, 2009. Pypo does not anticipate any significant increases or decreases to its liability for unrecognized tax benefits within the next 12 months.

Adoption of New Accounting Priciples

Effective April 1, 2009, Pypo adopted the provisions of SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements — an amendment of Accounting Research Bulletin No. 51.” The standard changes the accounting for non-controlling (minority) interests in consolidated financial statements including the requirements to classify non-controlling interests as a component of consolidated stockholders’ equity, and the elimination of “minority interest” accounting in results of operations with earnings attributable to non-controlling interests reported as a part of consolidated earnings. The presentation and disclosure requirements of SFAS No. 160 shall be applied retrospectively for all periods presented. Accordingly, the consolidated financials for each of the three years ended March 31, 2009 included in this prospectus have been restated to conform to SFAS No. 160.

Seasonality

Pypo’s operating results may be influenced by seasonal factors, including promotions and subsidies by mobile operators; the timing of local holidays and other events affecting consumer demand; the timing of the introduction of new products by Pypo’s suppliers and competitors; purchasing patterns of customers in different markets; product availability; and pricing. These factors may cause Pypo’s sales and operating results to fluctuate on a quarterly basis. Although it is difficult to make broad generalizations with respect to seasonality, Pypo’s sales tend to be lower in the first quarter of each fiscal year compared to sales in the second, third and fourth quarters.

Pypo’s future operating results may continue to fluctuate significantly from quarter to quarter. If unanticipated events occur, including delays in securing adequate inventories of competitive products at times of peak sales or inventory surpluses in the event of sales decreases during these periods, Pypo’s operating results could suffer. In addition, due to seasonal factors, interim results may not be indicative of annual results.

Factors Affecting Future Results of Operations

Pypo’s financial condition and results of operations depend primarily on the following factors:

•	Pypo’s relationship with Samsung, including Samsung’s ability to terminate its distribution agreement with Pypo, as well as Samsung’s business prospects and financial results;
•	the overall growth of the Chinese mobile phone industry;
•	Pypo’s ability to expand its distribution network;
•	Pypo’s ability to optimize its product offerings and pricing;
•	Pypo’s ability to control costs;
•	Pypo’s ability to control operating expenses and achieve a high level of operating efficiency; and
•	Pypo’s ability to identify suitable acquisition candidates and successfully execute acquisitions.

Results of Operations

	For the fiscal years ended March 31,					For the three months ended June 30,
	2009	Percent Change (2008 to 2009)	2008	Percent Change (2007 to 2008)	2007	2009	Percent Change (2008 to 2009)	2008
Net revenues	$570,651	50.9%	$378,268	28.6%	$294,198	$197,730	75.1%	$112,909
Cost of revenues	(500,544)	58.0	(316,732)	28.0	(247,362)	(173,323)	78.3	(97,193)
Gross profit	70,107	13.9	61,536	31.4	46,836	24,407	55.3	15,716
Other operating income	920	475.0	160	58.4	101	716	N/A	—
Selling and distribution expenses	(24,195)	54.8	(15,633)	(7.9)	(16,972)	(10,102)	55.1	(6,514)
General and administrative expenses	(13,879)	56.7	(8,856)	(12.8)	(10,160)	(3,818)	24.6	(3,065)
Impairment loss on goodwill	(71)	N/A	—	N/A	—	—	N/A	(71)
Income from operations	32,882	(11.6)	37,207	87.9	19,805	11,203	84.7	6,066
Other, net	1,254	(286.1)	(674)	1,304.2	(48)	(887)	(1,656.1)	57
Interest income	546	(24.2)	720	38.5	520	31	(71.0)	107
Interest expense	(5,303)	47.1	(3,604)	(4.6)	(3,776)	(1,960)	28.9	(1,520)
Income before income tax, equity in income of affiliated companies and non-controlling interests	29,379	(12.7)	33,649	103.9	16,501	8,387	78.1	4,710
Income tax expense	(7,641)	121.3	(3,452)	61.4	(2,139)	(2,870)	321.4	(681)
Equity in (loss) / income of affiliated companies	16	223.1	(13)	N/A	—	3	(91.7)	36
Net income	21,754	(27.9)%	30,184	110.2%	14,362	5,520	35.8%	4,065
Less: Net (income) loss attributable to non-controlling interest	(1,611)	(2,785.0)	60	N/A	—	(1,417)	1,789.3	(75)
Net income attributable to Pypo Cayman	$20,143	(33.4)%	$30,244	110.6%	$14,362	$4,103	2.8%	$3,990

Three Months Ended June 30, 2009 Compared to Three Months Ended June 30, 2008

Net Revenues

Net revenues were $197.7 million in the three months ended June 30, 2009, an increase of $84.8 million, or 75.1%, compared to net revenues of $112.9 million in the three months ended June 30, 2008. The increase in net revenues resulted primarily from growth in revenues from the distribution and retail sales of mobile phones from $109.0 million in the three months ended June 30, 2008 to $192.1 million in the three months ended June 30, 2009, which was mainly attributable to a 40.2% increase in the total volume of mobile phones sold and a 23.2% increase in average selling prices. The increase in the total volume of mobile phones sold was a result of the inclusion of sales volume of the six retail companies in the three months ended June 30, 2009 compared to sales volume of only one retail company in the three months ended June 30, 2008. The increase in average selling prices was primarily due to a higher mix of mid- to high-end priced handsets sold compared to selling prices in the same period in the prior year due to higher demand for these products.

Net revenues from the distribution of notebooks and peripheral products in the three months ended June 30, 2009 increased $1.7 million, or 43.6%, to $5.6 million, compared to $3.9 million for the three months ended June 30, 2008. Such increase was mainly attributable to increased sales volume of Secure Digital cards and phone accessories.

Cost of Revenues

Costs of revenues increased $76.1 million, or 78.3%, from $97.2 million in the three months ended June 30, 2008 to $173.3 million in the three months ended June 30, 2009, principally due to higher net revenues during the period.

Gross Profit

Gross profit was $24.4 million in the three months ended June 30, 2009, an increase of $8.7 million, or 55.3%, as compared to gross profit of $15.7 million in the three months ended June 30, 2008. The gross profit percentage decreased from 13.9% in the three months ended June 30, 2008 to 12.3% in the three months ended

June 30, 2009. Vendor reimbursements treated as a reduction of costs of revenues increased from $59,000 in the three months ended June 30, 2008 to $404,000 in the three months ended June 30, 2009.

Other Operating Income

Pypo’s other operating income increased by $716,000, or 100.0%, from $0 in the three months ended June 30, 2008 to $716,000 in the three months ended June 30, 2009. Such increase was mainly attributable to increases in income from the write-down of long outstanding payables.

Selling and Distribution Expenses

Selling and distribution expenses increased by $3.6 million, or 55.1%, from $6.5 million in the three months ended June 30, 2008 to $10.1 million in the three months ended June 30, 2009, primarily due to a $2.9 million increase in rental expenses resulting from the retail acquisitions in fiscal 2009, a $0.5 million increase in salaries of staff, a $0.5 million increase in utilities and low value materials consumption, and a $0.2 million increase in depreciation and amortization charges, partially offset by a $1.0 million decrease in Pypo’s promotional and advertising expenses. Promotional expenses, rental expenses and employee salaries were 27.8%, 30.8% and 16.6% of total selling and distribution expenses in the three months ended June 30, 2009, respectively, compared to 66.3%, 4.0% and 20.1% of total selling and distribution expenses in the three months ended June 30, 2008, respectively.

General and Administrative Expenses

Pypo’s general and administrative expenses increased by $0.7 million, or 24.6%, from $3.1 million in the three months ended June 30, 2008 to $3.8 million in the three months ended June 30, 2009, due primarily to a $0.5 million increase in salaries and benefits for administrative staff and a $0.2 million increase in office rental expenses. Employee salaries, bank service charges and office rental expenses constituted 42.5%, 9.9% and 9.0% of general and administrative expenses in the three months ended June 30, 2009, respectively, compared to 33.9%, 11.6% and 5.8% of general and administrative expenses in the three months ended June 30, 2008.

Income from Operations

As a result of the foregoing factors, Pypo’s income from operations increased by $5.1 million, or 84.7%, from $6.1 million in the three months ended June 30, 2008 to $11.2 million in the three months ended June 30, 2009.

Non-Operating Expenses

Other Income (Loss), Net.  Pypo’s other loss increased to $887,000 in the three months ended June 30, 2009 from an income of $57,000 in the three months ended June 30, 2008, primarily due to foreign currency exchange loss of $1.3 million suffered by Pypo HK for its borrowing denominated in EURO, representing the appreciation in value of the EURO against U.S. dollar.

Interest Income.  Pypo’s interest income decreased $76,000, or 71.0%, from $107,000 in the three months ended June 30, 2008 to $31,000 in the three months ended June 30, 2009. Pypo had average bank deposits of $29.7 million in the three months ended June 30, 2009, bearing an average interest rate of 1.17%, compared to average bank deposits of $41.6 million in the three months ended June 30, 2008, bearing an average interest rate of 1.53%.

Interest Expense.  Pypo’s interest expenses increased $0.5 million, or 28.9%, from $1.5 million in the three months ended June 30, 2008 to $2.0 million in the three months ended June 30, 2009 due to Pypo’s higher average amount of notes payable and borrowings outstanding during the period. Pypo had average outstanding borrowings of $122.6 million, bearing an average interest rate of 6.21%, in the three months ended June 30, 2009, as compared to average outstanding borrowings of $70.0 million, bearing an average interest rate of 6.43%, in the three months ended June 30, 2008.

Income Tax Expense

Pypo’s income tax expenses increased $2.2 million, or 321.4%, from $0.7 million in the three months ended June 30, 2008 to $2.9 million in the three months ended June 30, 2009. Pypo’s effective tax rate for the three months ended June 30, 2008 was 14.5%, compared to an effective tax rate of 34.2% for the three months ended June 30, 2009. The increase in income tax expenses reflects the effects of the increase in the effective tax rate and the increase in income before income taxes. Pypo’s effective tax rate increased as a result of the increase in applicable tax rates (including the effects of preferential tax treatment and tax exemptions) for certain of Pypo’s subsidiaries.

Equity in Loss of Affiliates

In the three months ended June 30, 2009, Pypo reported a $3,000 gain associated with its 50% ownership of Beijing Pypo Times.

In the three months ended June 30, 2008, Pypo reported a $52,000 gain associated with its 45% ownership of Hebei Baibang Tech Co., Ltd. or Hebei Baibang, acquired as part of the acquisition of a 51% equity interest in Hebei Guoxun. The gain was partially offset by a $1,000 loss associated with its 50% ownership of Beijing Pypo Times and the amortization of the difference between its basis in the investment in Hebei Baibang and its share of the underlying net assets of Hebei Baibang of $15,000.

Hebei Baibang engages in the retail sales of mobile phones and in providing after-sales service for mobile phones. In December 2008, Hebei Guoxun disposed of its 45% ownership interest in Hebei Baibang in exchange for the existing operations of providing after-sales services for mobile phones in certain of Hebei Baibang’s retail shops.

Non-controlling Interests

The non-controlling interest in the net income of Pypo’s partially-owned consolidated subsidiaries was $1.4 million in the three months ended June 30, 2009. The increase in non-controlling interest’s share in net income in the three months ended June 30, 2009 was due to the acquisitions in fiscal 2009 of Hebei Guoxun, Henan Xinya, Kunming Golden Broadway, Jiangsu Guanzhilin and Inner Mongolia Zhongyu, in each of which Pypo has only a 51% equity interest.

Pypo had a non-controlling interest in net profit of consolidated subsidiaries of $75,000 in the three months ended June 30, 2008. This net profit was attributable to the sharing of profits by the minority shareholder of Hebei Guoxun, a 51% subsidiary purchased by Beijing Funtalk.

Net Income

As a result of the foregoing, Pypo’s net income increased $113,000, or 2.8%, from $4.0 million in the three months ended June 30, 2008 to $4.1 million in the three months ended June 30, 2009.

Fiscal Year Ended March 31, 2009 Compared to Fiscal Year Ended March 31, 2008

Net Revenues

Net revenues were $570.7 million in fiscal 2009, an increase of $192.4 million, or 50.9%, compared to net revenues of $378.3 million in fiscal 2008. The increase in net revenues resulted primarily from a $190.6 million increase in revenues from the distribution and retail sales of mobile phones from $364.6 million in the year ended March 31, 2008 to $555.2 million in the year ended March 31, 2009. Pypo’s retail operations, acquired from May 2008 to December 2008, generated revenues from the retail sales of mobile phones of $155.7 million, or 28.0% of total mobile phone revenues, for the year ended March 31, 2009.

The increase in the net revenues from the distribution and retail sales of mobile phones reflected a 141.8% increase in the volume of mobile phones sold, partially offset by a 39.6% decrease in the average per unit selling price. The increase in the total volume of mobile phones sold was a result of a shift to lower priced handsets due to market demand, as well as the lower availability of higher priced devices. The decrease in average selling prices resulted from selling older models of mobile phones at lower margins in an effort to reduce inventories, as well as continued weakness at the high end of Pypo’s mobile phone product line. Pypo expects this trend to continue in the next quarter in view of the recent overall weakness in the markets in which it operates.

Net revenues from the distribution of notebooks and peripheral products in fiscal 2009 increased $1.9 million, or 14.0%, to $15.5 million, as compared to $13.6 million for fiscal 2008. Such increase was mainly attributable to increased sales volume of Secure Digital cards and Samsung notebooks.

Cost of Revenues

Costs of revenues increased $183.8 million, or 58.0%, from $316.7 million in fiscal 2008 to $500.5 million in fiscal 2009, principally due to higher net revenues during the year.

Gross Profit

Gross profit was $70.1 million in fiscal 2009, an increase of $8.6 million, or 13.9%, as compared to gross profit of $61.5 million in fiscal 2008. The gross profit percentage decreased from 16.3% in fiscal 2008 to 12.3% in fiscal 2009, principally due to higher sales in fiscal 2009 of certain mobile phone models with lower profit margins in an effort to improve the overall aging of inventory, as well as reduced demand during that year for mobile phones at the high end of Pypo’s product line. Vendor reimbursements treated as a reduction of costs of revenues increased from $9.1 million in fiscal 2008 to $13.3 million in fiscal 2009. Pypo expects margins to be compressed in future periods due to weaker economic conditions, increased competition and maturation of products in the mobile phone sector.

Other Operating Income

Pypo’s other operating income increased by $760,000, or 475.0%, from $160,000 in fiscal 2008 to $920,000 in fiscal 2009. Such increase was mainly attributable to the write-back of long outstanding payables to Samsung.

Selling and Distribution Expenses

Selling and distribution expenses increased by $8.6 million, or 54.8%, from $15.6 million in fiscal 2008 to $24.2 million in fiscal 2009, primarily due to a $7.1 million increase in rental expenses resulting from the retail acquisitions in fiscal 2009 and a $3.3 million increase in salaries of staff, partially offset by a $2.0 million decrease in Pypo’s promotional and advertising expenses. Promotional expenses, rental expenses and employee salaries were 22.8%, 29.5% and 28.2% of total selling and distribution expenses in fiscal 2009, respectively, compared to 48.1%, 0.4% and 22.8% of total selling and distribution expenses in fiscal 2008, respectively.

General and Administrative Expenses

Pypo’s general and administrative expenses increased by $5.0 million, or 56.7%, from $8.9 million in fiscal 2008 to $13.9 million in fiscal 2009, primarily due to a $0.9 million increase in salaries for administrative staff, a $1.2 million increase in consultancy fees due to the retail acquisitions in fiscal 2009, a $0.8 million increase in office expenses, a $0.6 million increase in depreciation and amortization charges, a $0.3 increase in bad debts provision, and a $0.7 million increase in bank service charges due to Pypo’s expansion of operations and a larger workforce. Employee salaries, consultancy services and bank service charges constituted 31.2%, 14.5% and 5.9% of general and administrative expenses in fiscal 2009, respectively, compared to 38.5%, 8.7% and 1.3% of general and administrative expenses in fiscal 2008, respectively.

Income from Operations

As a result of the foregoing factors, Pypo’s income from operations decreased by $4.3 million, or 11.6%, from $37.2 million in fiscal 2008 to $32.9 million in fiscal 2009.

Other, Net

Other Income (Loss), Net.  Pypo’s other income increased to $1.3 million in fiscal 2009 from a loss of $0.7 million in fiscal 2008, primarily due to a foreign currency exchange gain contributed by Pypo HK for its borrowing denominated in EURO, representing the decline in value of the EURO against U.S. dollar. In fiscal 2008, Beijing Pypo received an intercompany investment from Pypo Cayman of $81.0 million, which is comprised of proceeds from the $90.0 million equity investment made by ARC Capital in Pypo Cayman in November 2007. As a result of PRC regulations limiting the pace of Beijing Pypo’s conversion of the U.S. dollars into RMB, Beijing Pypo recorded an exchange loss representing the decline in value of the U.S. dollar against the RMB over the period required to complete the RMB conversion of such intercompany investment.

Interest Income.  Pypo’s interest income decreased $174,000, or 24.2%, from $720,000 in fiscal 2008 to $546,000 in fiscal 2009. Pypo had average bank deposits of $44.0 million in fiscal 2009, bearing an average interest rate of 1.24%, compared to average bank deposits of $41.0 million in fiscal 2008, bearing an average interest rate of 1.76%.

Interest Expense.  Pypo’s interest expenses increased $1.7 million, or 47.1%, from $3.6 million in fiscal 2008 to $5.3 million in fiscal 2009 due to Pypo’s lower average amount of notes payable outstanding during the year. Pypo had average outstanding borrowings of $98.8 million, bearing an average interest rate of 6.36%, in fiscal 2009, compared to average outstanding borrowings of $56.9 million, bearing an average interest rate of 6.34%, in fiscal 2008.

Income Tax Expense

Pypo’s income tax expenses increased $4.1 million, or 121.3%, from $3.5 million in fiscal 2008 to $7.6 million in fiscal 2009. Pypo’s effective tax rate for fiscal 2008 was 10.3%, compared to an effective tax rate of 26.0% for fiscal 2009. The increase in income tax expenses reflects the effects of the increase in the effective tax rate and the increase in income before income taxes. Pypo’s effective tax rate increased as a result of the increase in applicable tax rates (including the effects of preferential tax treatment and tax exemptions) for certain of Pypo’s subsidiaries and recognition of a capital gain tax of $1.1 million in connection with the disposal of Pypo’s 45% interest in Hebei Baibang.

Equity in Loss / Income of Affiliates

In fiscal 2009, Pypo reported $16,000 for its equity in the income of its affiliates, reflecting $403,000 of income associated with its 45% ownership of Hebei Baibang, which was acquired as part of Pypo’s acquisition of a 51% equity interest in Hebei Guoxun, $4,000 of income associated with its 50% ownership of Beijing Pypo Times, a loss of $339,000 associated with its 50% ownership of Beijing Yipai-top Communication Technology Co., Ltd., and the amortization of the difference between Pypo’s basis in the investment in Hebei Baibang and Pypo’s share of the underlying net assets of Hebei Baibang in the amount of $52,000. In fiscal 2008, Pypo reported a $13,000 loss associated with its 50% ownership of Beijing Pypo Times.

Hebei Baibang engages in the retail sales of mobile phones and in providing after-sales service for mobile phones. In December 2008, Hebei Guoxun disposed of its 45% ownership interest in Hebei Baibang in exchange for the existing operations of providing after-sales services for mobile phones in certain of Hebei Baibang’s retail shops. See Note 12 of the notes to Pypo’s audited consolidated financial statements for fiscal 2009.

Non-controlling Interests

The non-controlling interest in the net income of Pypo’s partially-owned consolidated subsidiaries was $1.6 million in fiscal 2009. The increase in non-controlling interest’s share in net income in fiscal 2009 was due to the acquisitions of Hebei Guoxun, Henan Xinya, Kunming Golden Broadway, Jiangsu Guanzhilin and Inner Mongolia Zhongyu, in each of which Pypo has only a 51% equity interest.

Pypo had a non-controlling interest in net loss of consolidated subsidiaries of $60,000 in fiscal 2008. This loss was attributable to the expenses incurred by Beijing Dongdian, Pypo’s 90% owned subsidiary, in developing Pypo’s e-commerce website.

Net Income

As a result of the foregoing, Pypo’s net income decreased $10.1 million, or 33.4%, from $30.2 million in fiscal 2008 to $20.1 million in fiscal 2009.

Fiscal Year Ended March 31, 2008 Compared to Fiscal Year Ended March 31, 2007

Net Revenues

Net revenues were $378.3 million in fiscal 2008, an increase of $84.1 million, or 28.6%, as compared to net revenues of $294.2 million in fiscal 2007. The increase in net revenues resulted primarily from growth in revenues from the distribution of mobile phones from $285.5 million in fiscal 2007 to $364.6 million in fiscal 2008, which was mainly attributable to a 26.9% increase in the total volume of mobile phones sold, offset by a 7.6% decrease in average selling prices.

The number of Samsung mobile phones sold represented 99.3% of total mobile phone units sold in fiscal 2008. The average selling prices of Pypo’s Samsung mobile phones at the lower end of the product line declined by 36.8% and accounted for 35.1% of Pypo’s total volume of mobile phones sold in fiscal 2008. The decline in average selling prices of Pypo’s Samsung mobile phones at the lower end of its product line resulted from yearly price reductions for mature technology, as well as price reductions implemented to reduce inventories.

Samsung mobile phones in the mid- to high-end of Pypo’s product line, which constituted 64.9% of mobile phone volume in fiscal 2008, did not have higher average selling prices in fiscal 2008 as compared to prices in fiscal 2007. Units sold in the mid- to high-end of the product line increased 32.9% in fiscal 2008.

Net revenues from the distribution of notebooks and peripheral products in fiscal 2008 increased $4.9 million, or 56.0%, to $13.6 million, as compared to $8.7 million in fiscal 2007. Such increase was mainly attributable to increased sales volume of Secure Digital cards and Samsung notebooks.

Cost of Revenues

Costs of revenues increased $69.3 million, or 28.0%, from $247.4 million in fiscal 2007 to $316.7 million in fiscal 2008, principally due to higher net revenues during the year.

Gross Profit

Gross profit was $61.5 million in fiscal 2008, an increase of $14.7 million, or 31.4%, as compared to gross profit of $46.8 million in fiscal 2007. The gross profit percentage increased from 15.9% in fiscal 2007 to 16.3% in fiscal 2008. Vendor reimbursements treated as a reduction of costs of revenues decreased from $24.3 million in fiscal 2007 to $9.1 million in fiscal 2008. This increase in gross profit percentage is principally due to increased sales in fiscal 2008 of two mobile phone models with higher profit margins.

Other Operating Income

Pypo’s other operating income increased by $59,000, or 58.4%, from $101,000 in fiscal 2007 to $160,000 in fiscal 2008. Such increase was mainly attributable to increases in income from repairs and other maintenance services.

Selling and Distribution Expenses

Selling and distribution expenses decreased by $1.4 million, or 7.9%, from $17.0 million in fiscal 2007 to $15.6 million in fiscal 2008, primarily due to a decrease in Pypo’s promotional expenses, which resulted primarily from a 22.9% reduction in the number of sales promoters to improve efficiency. This decrease, however, was partially offset by a 21.2% increase in the average salaries of sales promoters. In addition, promotional expenses decreased because of a $3.1 million decrease (from $5.5 million in fiscal 2007 to $2.4 million in fiscal 2008) in promotional reimbursements from vendors. Promotional expenses were 48.1% and employee salaries were 22.8% of total selling and distribution expenses in fiscal 2008, compared to 55.1% and 20.0% of total selling and distribution expenses in fiscal 2007, respectively.

General and Administrative Expenses

Pypo’s general and administrative expenses decreased by $1.3 million, or 12.8%, from $10.2 million in fiscal 2007 to $8.9 million in fiscal 2008, primarily due to a decrease in office rental expenses following Pypo’s relocation to a newly purchased office in June 2006. Office rental expenses constituted 6.7% of general and administrative expenses in fiscal 2008, compared to 10.0% of general and administrative expenses in fiscal 2007. Employee salaries, which constituted 38.5% of general and administrative expenses in fiscal 2008, did not change materially from fiscal 2007.

Income from Operations

As a result of the foregoing factors, Pypo’s income from operations increased by $17.4 million, or 87.9%, from $19.8 million in fiscal 2007 to $37.2 million in fiscal 2008.

Non-Operating Expenses

Other Income (Loss), Net.  Pypo’s other loss increased to $674,000 in fiscal 2008 from $48,000 in fiscal 2007, primarily due to a foreign currency exchange loss incurred by Beijing Pypo while holding cash deposits in U.S. dollars. In fiscal 2008, Beijing Pypo received an intercompany investment from Pypo Cayman of $81.0 million, which is comprised of proceeds from the $90.0 million equity investment made by ARC Capital in Pypo Cayman in November 2007. As a result of PRC regulations limiting the pace of Beijing Pypo’s conversion of the U.S. dollars into RMB, Beijing Pypo recorded an exchange loss representing the decline in value of the U.S. dollar against the RMB over the period required to complete the RMB conversion of such intercompany investment.

Interest Income.  Pypo’s interest income increased $200,000, or 38.5%, from $520,000 in fiscal 2007 to $720,000 in fiscal 2008. Pypo had average bank deposits of $41.0 million in fiscal 2008, bearing an average interest rate of 1.76%, compared to average bank deposits of $27.9 million in fiscal 2007, bearing an average interest rate of 1.86%.

Interest Expense.  Pypo’s interest expenses decreased $0.2 million, or 4.6%, from $3.8 million in fiscal 2007 to $3.6 million in fiscal 2008 due to Pypo’s lower average amount of notes payable outstanding during the year. Pypo had average outstanding borrowings of $56.9 million, bearing an average interest rate of 6.34%, in fiscal 2008, compared to average outstanding borrowings of $71.2 million, bearing an average interest rate of 5.30%, in fiscal 2007.

Income Tax Benefit (Expense)

Pypo’s income tax expenses increased $1.4 million, or 61.4%, from $2.1 million in fiscal 2007 to $3.5 million in fiscal 2008. The increase in income tax expenses was mainly due to higher amounts of taxable income earned in fiscal 2008. Pypo’s effective tax rate decreased from 13.0% in fiscal 2007 to 10.3% in fiscal 2008. Pypo’s effective tax rate decreased in fiscal 2008 as a result of the decrease in applicable tax rates (including the effects of preferential tax treatment and tax exemptions) for certain of Pypo’s subsidiaries.

Equity in Loss of an Affiliate

In fiscal 2008, Pypo reported a $13,000 loss associated with its 50% ownership of Beijing Pypo Times. The carrying value of Pypo’s investment in such entity decreased from $356,000 as of April 1, 2007 to $343,000 as of March 31, 2008 due to such loss.

Non-controlling Interests

Pypo had a non-controlling interest in net loss of consolidated subsidiaries of $60,000 in fiscal 2008. This loss was attributable to the expenses incurred by Beijing Dongdian, Pypo’s 90% owned subsidiary, in developing Pypo’s e-commerce website.

Net Income

As a result of the foregoing, Pypo’s net income increased $15.8 million, or 110.6%, from $14.4 million in fiscal 2007 to $30.2 million in fiscal 2008.

Liquidity and Capital Resources

Pypo’s principal source of liquidity has been cash generated by its operations and financing activities and, in fiscal 2007, cash flows from investing activities. These sources of cash flows, together with cash balances and short-term investments on hand as of April 1, 2008, were used to finance Pypo’s acquisitions and other investing activities during fiscal 2009. The use of the cash balances and short-term investments on hand as of April 1, 2008 led to a $29.1 million decrease in cash and cash equivalents during fiscal 2009. As of March 31, 2007, March 31, 2008, March 31, 2009 and June 30, 2009, Pypo held $8.4 million, $62.6 million, $33.5 million and $33.0 million, respectively, in cash and cash equivalents.

On January 30, 2009, Pypo HK entered into a term facility agreement with FMO, pursuant to which FMO agreed to provide a term loan facility to Pypo HK in the aggregate amount of up to EUR 15,000,000, or the Facility. Pypo HK may request up to three loans under the Facility and Pypo HK shall repay the loans in three equal annual installments of EUR 5,000,000, commencing August 15, 2014. The loans are guaranteed by Pypo Cayman and secured by a first priority security pledge on the shares Pypo Cayman holds in Pypo HK, and the equity interest Pypo HK holds in Pypo Beijing. Given the increasing difficulty of obtaining credit at favorable rates and costs, Pypo established the Facility to secure funds at a rate that is lower than the rates applicable to most of Pypo’s existing loans with PRC banks and to develop a relationship with FMO.

On August 11, 2009, FMO and Pypo HK entered into an amendment letter to the Facility, or the Facility Amendment Letter, pursuant to which and subject to the satisfaction of certain conditions thereof, Pypo HK shall repay the loans under the Facility in a lump sum on August 15, 2014. In addition, subject to Pypo HK’s compliance with the financial covenants under the Facility, as amended, from April 1, 2010 until October 1, 2010, FMO agreed to release the security pledge of all of the equity interest Pypo HK holds in Pypo Beijing such that the loans are secured by, together with other collateral, 30% of the equity interest Pypo HK holds in Pypo Beijing.

On February 17, 2009, Pypo HK drew down the full amount from the Facility. Pypo expects to use proceeds from the Facility to finance capital expenditures, working capital, expansion plans in central, western and rural regions of the PRC, and to fund general corporate purposes. Amounts outstanding under the Facility will initially bear interest at a rate equal to the 6 month Euro interbank offered rate, or EURIBOR, plus 300 basis points. At maturity, Pypo HK will pay an additional amount equal to the aggregate interest Pypo HK would have paid had interest on the Facility been fixed at 11% per annum during the term of the Facility (less the total amount of interest previously paid). Overdue amounts shall bear interest at a rate that is 12% higher than the rate otherwise due on the Facility. Pypo HK is required to make semi-annual interest payments under the Facility.

Notwithstanding the foregoing, if any Pypo entity (including MK Cayman) undertakes a fully underwritten IPO, reverse takeover or merger on an internationally recognized stock exchange, or a Qualified IPO, interest on the Facility will accrue at a rate equal to the 6 month EURIBOR rate plus 100 basis points. Pypo HK shall also pay FMO an additional premium representing the internal rate of return of 20% on the full amount of the Facility, or EUR 15,000,000, until the later of (i) the date of the Qualified IPO and (ii) the date that follows twelve months after the date on which Pypo HK draws down on the Facility. Pypo HK may pay 50% of this premium in shares of the listed entity in certain circumstances, depending on the exchange where the listing takes place.

Pursuant to the Facility Amendment Letter, Pypo HK shall pay FMO, on the later of (i) the date of the Qualified IPO and (ii) the date that follows twelve months after the date on which Pypo HK draws down on the Facility, an additional premium in the form of such number of shares with a total value or EUR1,500,000 at a price per share equal to the opening price per share quoted on the day of commencement of the trading of its shares on the NASDAQ.

The Facility includes covenants that, among other things, restrict Pypo HK, Pypo Beijing and their subsidiaries with respect to debt incurrence, liens, dividends, affiliate transactions, joint ventures, mergers, changes of auditors, asset sales and acquisitions. The Facility also includes certain financial covenants that, among other things, require Pypo HK to maintain minimum EBITDA and adjusted net income thresholds and margins, solvency ratios, leverage ratios and current ratios. In addition, the Facility requires consent for any acquisitions or joint venture investments greater than EUR 4,000,000.

Based on the financial position and results of Pypo HK as of and for the year ended March 31, 2009, Pypo HK breached the financial covenants for maintaining the minimum EBITDA, adjusted net income thresholds and margins, solvency ratios, leverage ratios and current ratios. Upon discovery of the breach, Pypo informed the lender and commenced a renegotiation of the terms of the loan with the relevant banker. Pursuant to the Facility Amendment Letter, FMO agreed to temporarily waive Pypo HK’s obligation to comply with certain financial covenants for the year ended March 31, 2009 and the year ending March 31, 2010. As a result of such breaches, current ratios and net margins by March 31, 2010 as required by the Facility Amendment Letter, the outstanding loan amounts will continue to be classified as current liabilities on the balance sheet as at June 30, 2009.

Pypo’s cash consists of cash on hand and bank deposits denominated in RMB, U.S. dollars and Hong Kong dollars. Pypo’s principal uses of cash have been to fund working capital requirements, to purchase office space and office equipment, and to make acquisitions. Pypo believes that its current cash and cash equivalents will be sufficient to meet its anticipated cash needs of Pypo for at least the next twelve months, including working capital, planned capital expenditures and anticipated acquisitions of retail chains. Pypo may, however, require additional cash due to changing business conditions or other future developments, including any unanticipated investments or acquisitions Pypo may pursue.

If Pypo’s existing cash is insufficient to meet its requirements, Pypo may seek to sell additional equity or debt securities or borrow from lending institutions. Financing may be unavailable in the amounts Pypo needs or on terms acceptable to Pypo. The sale of additional equity securities, including convertible debt securities, would dilute Pypo’s earnings per share. The incurrence of debt would divert cash from working capital and capital expenditures to service debt obligations and could result in operating and financial covenants that restrict Pypo’s operations and ability to pay dividends to shareholders, among other restrictions. If Pypo cannot obtain additional equity or debt financing as required, its business and financial condition may suffer.

The global economic downturn has negatively impacted the retail sector and the market for the distribution of wireless telecommunications products in China. This has been evidenced by weaker demand with respect to Pypo’s high end product line. Although Pypo cannot predict the impact of the global economic downturn on the wireless device industry, further deterioration in economic conditions would negatively impact Pypo’s revenue, financial conditions, results of operations and liquidity.

Cash Flows — Summary

The following table sets forth a summary of Pypo’s cash flows for the periods indicated:

	Year Ended March 31,			Three Months Ended June 30,
In US$ millions	2009	2008	2007	2009	2008
Net cash generated from (used in) operating activities	$21.3	$(12.0)	$(8.5)	$52.7	$(5.4)
Net cash (used in) generated from investing activities	(75.2)	(34.3)	6.5	(47.3)	(22.2)
Net cash generated from (used in) financing activities	22.1	95.3	5.4	(5.9)	10.5
Net (decrease) increase in cash and cash equivalents	(31.8)	49.0	3.4	(0.5)	(17.1)
Cash and cash equivalents at the beginning of the year/period	62.6	8.4	4.9	33.5	62.6
Effect of exchange rate changes on cash	2.7	5.2	0.1	0.0	1.4
Cash and cash equivalents at the end of the year/period	$33.5	$62.6	$8.4	$33.0	$46.9

Cash Flows — Operating activities

Cash flow provided by operating activities increased to $52.7 million in the three months ended June 30, 2009 from cash flow used in operating activities of $5.4 million in the three months ended June 30, 2008. The increase in cash flows used in operations resulted primarily from a $43.7 million increase in notes payable and a $13.6 million increase in accounts payable, due primarily to extended credit term granted by suppliers in the three months ended June 30, 2009, which was partially offset by an $9.7 million increase in inventories, primarily due to stocking up of inventory for new model of mobile phone to be sold in the subsequent quarters.

Cash flow generated from operating activities increased to $21.3 million in fiscal 2009 from cash flow used in operating activities in the amount of $12.0 million in fiscal 2008, despite a decrease in net income to $20.1 million in fiscal 2009 from $30.2 million in fiscal 2008. The positive $33.3 million change in operating cash flows reflected the cash flows provided by a $22.1 million increase in accounts payable, a $8.0 million decrease in inventories, primarily due to an effort to improve the overall aging of inventory, a $7.0 million decrease in notes receivable, a $6.1 million increase in notes payable, and a $5.2 million increase in taxes payable. These operating cash inflows were partially offset by a $14.3 million increase in accounts receivable, primarily due to increased sales in fiscal 2009, a $9.7 million increase in other receivables and a $12.6 million increase in receivables from a vendor. The increase in accounts payable was the result of a one month credit term extended by Samsung, while the increase in the receivables from a vendor resulted primarily from increased reimbursements from Samsung for promotional activities.

Cash flow used in operating activities increased to $12.0 million in fiscal 2008 from $8.5 million in fiscal 2007, despite an increase in net income to $30.2 million in fiscal 2008 from $14.4 million in fiscal 2007. The increase in cash flows used in operations resulted primarily from a $24.9 million increase in accounts receivable, a $9.9 million increase in notes receivable and a $20.6 million increase in inventories. The increases in accounts receivable, notes receivable and inventories resulted from increased sales in fiscal 2008, as well as higher inventories purchased in anticipation of additional increases in sales.

Cash Flows — Investing activities

Net cash used in investing activities in the three months ended June 30, 2009 was $47.3 million, primarily attributable to an increase of $48.2 million in restricted deposits, offset by a $1.0 million decrease in amount due from an affiliated company. Net cash used in investing activities in the three months ended June 30, 2008 was $22.2 million, primarily attributable to a net increase of $11.5 million in deposits paid for Pypo’s pending acquisition of interests in the retail chains and a net increase of $6.5 million in short term investments.

Net cash used in investing activities in fiscal 2009 was $75.2 million, primarily attributable to $39.4 million expended for Pypo’s acquisition of interests in six mobile phone retailers, a $27.0 million increase in amount due from an affiliated company, a $7.2 million increase in restricted deposits to secure notes payable used to make purchases from a supplier and a $1.5 million increase in investment in an affiliated company, Beijing Yipai-top Communication Technology Co., Ltd.

Net cash used in investing activities in fiscal 2008 was $34.3 million, primarily attributable to a net increase of $38.8 million in amounts advanced to related parties, and $9.3 million in deposits paid in connection with Pypo’s acquisition of interests in four mobile phone retailers. These amounts were offset by a decrease in cash deposited in restricted bank accounts of $14.0 million to secure notes payable used to make purchases from suppliers. Consistent with industry practice, Pypo typically deposits into restricted bank accounts an amount in cash equal to approximately 10% to 30% of the principal amount of such notes payable, which typically have terms ranging from one to six months.

Net cash generated from investing activities in fiscal 2007 was $6.5 million, primarily attributable to a $11.5 million decrease in amounts deposited to secure notes payable used to make purchases from suppliers, offset by $6.4 million used to acquire Pypo’s Beijing office space.

Pypo’s plan to acquire retail chains in the near future may further impact cash used in investing activities.

Cash Flows — Financing activities

Net cash used in financing activities was $5.9 million in the three months ended June 30, 2009, primary due to the repayment of short-term loans of $20.5 million, partially offset by proceeds from short-term loans of $15.4 million. Net cash generated from financing activities was $10.5 million in the three months ended June 30, 2008, primarily attributable to the net proceeds from short-term loans of $18.7 million, offset by the repayment of short-term loans of $7.2 million and amounts due to related parties of $2.4 million.

Net cash generated from financing activities was $22.1 million in fiscal 2009, primarily attributable to net proceeds from short-term loans of $98.9 million, proceeds from the term loan of $19.7 million and capital contributions in subsidiaries by non-controlling shareholders of $6.0 million, offset by the repayment of short-term loans of $80.9 million and dividend distributions of $17.6 million.

Net cash generated from financing activities was $95.3 million in fiscal 2008, primarily attributable to the net proceeds from the private placement of Pypo’s ordinary shares to Arch in the amount of $87.6 million, proceeds from short-term loans of $52.7 million and cash advances of $20.1 million to Pypo from related parties, offset by the repayment of short-term loans of $52.0 million and dividend distributions of $13.2 million.

Net cash generated from financing activities was $5.4 million in fiscal 2007, primarily attributable to proceeds from short-term loans of $19.4 million, partially offset by the repayment of short-term loans of $14.6 million.

Although Pypo did not have any off-balance sheet arrangements as of June 30, 2009, any change in such financing or arrangements will impact future cash flow generated from or used in Pypo’s financing activities.

Cash Conversion Cycle

Pypo’s cash conversion cycle, which involves Pypo’s ability to invest in inventory and sell inventory and collect cash from customers, serves as an indicator of Pypo’s liquidity position. Although Pypo’s management does not regularly employ the cash conversion cycle in the day-to-day management of its business, Pypo believes that comparable companies customarily use this measure to help investors analyze a company’s liquidity position.

Pypo’s cash conversion cycle is as follows:

	Year Ended March 31,			Three Months Ended June 30,
	2009	2008	2007	2009	2008
Days sales outstanding in accounts receivable:	39.6	41.4	31.8	28.7	48.0
Days inventory on-hand:	36.0	40.3	45.9	31.3	44.5
Days payables outstanding in accounts payable:	25.3	26.1	49.0	42.2	19.5
Cash conversion cycle days	50.3	55.6	28.7	17.8	73.0

The cash conversion cycle is measured by the number of days Pypo requires to effect the cycle of investing in inventory, selling inventory, paying suppliers and collecting cash from customers. In accounting terms, the cash conversion cycle nets the days sales outstanding in accounts receivable, days inventory on-hand and days payable outstanding. In other words, the cash conversion cycle is calculated by subtracting the average days that accounts payable remain outstanding from the sum of the average days that accounts receivable remain outstanding and the average days inventory remains on hand. The components of the cash conversion cycle are:

•	The “days sales outstanding in accounts receivable,” which equals average accounts receivable (including notes receivable from customers) divided by average daily sales (inclusive of value-added taxes) for the relevant period.
•	The “days inventory on-hand,” which equals average inventory divided by average daily cost of revenue (adding back reimbursements, rebates and incentives received from suppliers) for the relevant period.
•	The “days payables outstanding,” which equals average accounts payable (including notes payable to suppliers) divided by average daily cost of revenue for the relevant period.

Decreases in the cash conversion cycle typically generate surplus cash for Pypo. Increases in the cash conversion cycle indicate cash consumption in the form of additional working capital.

Pypo’s cash conversion cycle decreased to 17.8 days in the three months ended June 30, 2009 from 73.0 days in the three months ended June 30, 2008. It is unlikely that Pypo can sustain a cash conversion cycle of 17.8 days for an extended period of time. Pypo’s cash conversion cycle decreased to 50.3 days in fiscal 2009 from 55.6 days in fiscal 2008, and increased to 55.6 days in fiscal 2008 from 28.7 days in fiscal 2007. Pypo expects days inventory on hand to increase in the following quarters due to anticipated product launches and seasonal demands.

The days sales outstanding in accounts receivable decreased from 48.0 days in the three months ended June 30, 2008 to 28.7 days in the three months ended June 30, 2009, primarily due to improved collections of accounts receivable. In fiscal 2009, the days sales outstanding in accounts receivable decreased from 41.4 to 39.6 days as Pypo continuously extended its credit terms to consumer electronics stores and large and smaller retailers. Pypo’s days sales outstanding in accounts receivable increased from 31.8 days in fiscal 2007 to 41.4 days in fiscal 2008, as Pypo extended its credit terms to other smaller retailers with greater bargaining power. Pypo’s extension of credit to consumer electronics stores and large retailers in fiscal 2009, to other small retailers in fiscal 2008, and to new customers in fiscal 2007, and the resulting increase in the days sales outstanding in accounts receivable from fiscal 2007 to fiscal 2009, did not result in any material increase in credit losses.

Days inventory on-hand decreased from 44.5 days in the three months ended June 30, 2008 to 31.3 days in the three months ended June 30, 2009 as a result of continuous improvement on the overall aging of inventory in the three months ended June 30, 2009. Days inventory on-hand decreased from 40.3 days in fiscal 2008 to 36.0 days in fiscal 2009 as a result of improvement on the overall aging of inventory in fiscal 2009. Pypo’s days inventory on-hand decreased from 45.9 days in fiscal 2007 to 40.3 days in fiscal 2008 as a result of better inventory control and a reduction of advance ordering time from approximately thirteen weeks in fiscal 2007 to approximately three weeks in fiscal 2008.

Days payables outstanding in accounts payable were 19.5 days in the three months ended June 30, 2008 and 42.2 days in the three months ended June 30, 2009. Days payables outstanding in accounts payable were 49.0 days in fiscal 2007, 26.1 days in fiscal 2008 and 25.3 days in fiscal 2009. This measure varied depending primarily on the days payables outstanding in notes payable by suppliers in each period.

Capital Expenditures

Pypo incurred capital expenditures of $6.4 million, $0.2 million, $1.1 million, $0.1 million and $0.2 million for fiscal 2007, fiscal 2008 and fiscal 2009 and the three months ended June 30, 2008 and 2009, respectively. Pypo’s capital expenditures have been used primarily to purchase office space, office equipment and automobiles. The higher capital expenditures in fiscal 2007 resulted primarily from Pypo’s purchase of office space in Beijing.

For the fiscal year ending March 31, 2010, or fiscal 2010, Pypo estimates its capital expenditures will be approximately $35.5 million for the acquisitions of retail businesses and $3.0 million for the purchase of fixed assets. For the fiscal year ending March 31, 2011, or fiscal 2011, Pypo expects that its capital expenditures will be approximately $5.5 million for the acquisition of retail businesses and $2.9 million for the purchase of fixed assets. Expected capital expenditures for acquisitions are higher in fiscal 2010 than in fiscal 2011 because in fiscal 2010 Pypo expects to consummate and integrate the operations of the retail chains it purchased in fiscal 2009. Based on current estimates, Pypo believes that existing cash on hand and cash flow from operations will be sufficient to operate its business and make capital expenditures. Pypo bases this belief on assumptions regarding future operating performance, which are described in “Factors Affecting Future Results of Operations” above. If the capital resources available to Pypo are not sufficient to finance its estimated capital expenditures, Pypo may be required to reduce the scope of its plans or extend the time required to implement them. This could have an adverse effect on Pypo.

Contractual Obligations

The following table sets forth Pypo’s contractual obligations as of June 30, 2009:

	Payment Due by Period
Amounts in US$ millions	Total	Less than 1 year	1 – 3 years	3 – 5 years	Thereafter
Operating lease obligations	$38.2	$11.5	$16.7	$7.9	$2.1
Total	$38.2	$11.5	$16.7	$7.9	$2.1

In fiscal 2009, Pypo completed the acquisitions of six retail chains in Hebei, Yunnan, Henan, Hunan, Jiangsu, Shandong, Shanxi, Gansu and Inner Mongolia provinces and Shanghai. Assuming these retail chains stores are able to achieve the targeted profits in the next 3 to 4 years and no adjustment will be made to the purchase consideration in accordance with the terms stipulated in the purchase agreements in relation to these retail stores, the total purchase price of acquisition of these retail chains is $78.0 million, of which $57.0 million has been paid as of June 30, 2009. As of June 30, 2009, the remaining payments in relation to the acquisitions which fall due in less than 1 year is $10.9 million, after 1 year and within 3 years is $10.1 million and after 3 years and within 5 years is $0.

Pursuant to the Facility Amendment Letter with FMO in August 2009 and subject to the satisfaction of certain conditions thereof, Pypo HK shall repay the EUR 15,000,000 loans under the Facility in a lump sum on August 15, 2014. Under the Facility, Pypo HK is required to make semi-annual interest payments of approximately EUR 484,000 in less than 1 year, EUR 1,291,000 after 1 year and within 3 years, EUR 1,291,000 after 3 years and within 5 years and EUR 242,000 after 5 years, based on the current 6 month EURIBOR rate plus 300 basis points subject to an 11% annual interest rate minimum.

Other than the contractual obligations set forth above, Pypo did not have any other operating lease obligations or other contractual obligations and commitments as of June 30, 2009.

Off-Balance Sheet Arrangements

Pypo has not entered, and does not expect to enter, into any off-balance sheet arrangements. Pypo also has not entered into any financial guarantees or other commitments to guarantee the payment obligations of third parties. In addition, Pypo has not entered into any derivative contracts that are indexed to equity interests and classified as shareholders’ equity. Furthermore, Pypo does not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. Pypo does not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to it or that engages in leasing, hedging or research and development services with it.

Inflation

According to the PRC National Bureau of Statistics, the Consumer Price Index in China increased 1.8%, 1.5%, 4.8% and 5.9% in calendar years 2005, 2006, 2007 and 2008, respectively, and decreased 1.1% in the six months ended June 30, 2009. Inflation during those years did not have a material impact on Pypo’s results of operations. However, inflationary pressure in the current economic environment may impact Pypo’s future operations and financial performance.

Quantitative and Qualitative Disclosures about Market Risk

Foreign exchange risk

Substantially all of Pypo’s operating revenues and expenses are denominated in RMB. Pypo’s exposure to foreign exchange risk relates primarily to cash and cash equivalents denominated in U.S. dollars. Pypo does not believe that it currently has any significant direct foreign exchange risk and has not hedged exposures denominated in foreign currencies or any other derivative financial instruments. Because Pypo generally receives cash flows denominated in RMB, its exposure to foreign exchange risks should be limited. However, the value of MK Cayman’s stock will be affected by the foreign exchange rate between U.S. dollars and RMB because MK Cayman’s stock is traded in U.S. dollars and MK Cayman will make any dividend payments in U.S. dollars.

The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions. The conversion of RMB into foreign currencies, including U.S. dollars, has been based on rates set by the People’s Bank of China. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar. Under the new policy, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy has resulted in an approximately 18.7% appreciation of the RMB against the U.S. dollar from July 21, 2005 to June 30, 2009. Significant international pressure on the PRC government to adopt an even more flexible currency policy could result in a further and more significant appreciation of the RMB against the U.S. dollar.

To the extent that Pypo needs to convert U.S. dollars into RMB for operations, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount it received from the conversion. Conversely, if Pypo decides to convert RMB denominated cash amounts into U.S. dollars for the purpose of making dividend payments or for other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amount available to Pypo. Pypo has not used, and does not expect to use in the future, any forward contracts or currency borrowings to hedge exposure to foreign currency exchange risk.

Interest Rate Risk

Pypo has not been, nor does it anticipate being, exposed to material risks due to changes in interest rates. Pypo’s exposure to interest rate risk primarily relates to the interest rates for the Facility entered into in January 2009, short-term loans and the interest income generated by cash in interest-bearing savings accounts. As of March 31, 2009, Pypo has EUR 15,000,000 of debt outstanding under the Facility which bears interest at a rate equal to the 6 month Euro interbank offered rate plus 300 basis points. At maturity, Pypo will pay an additional amount equal to the aggregate interest Pypo would have paid had interest on the Facility been fixed at 11% per annum during the term of the Facility (less the total amount of interest previously paid). In addition, as of June 30, 2009, Pypo had total short-term credit facilities amounting to $75.7 million (RMB 517.0 million, exchange rate: 6.8319), all of which was utilized, and the weighted average interest rate on the amounts outstanding was 6.21%. The short-term credit facilities bear interest at fixed interest rates. Pypo has not used any derivative financial instruments to hedge interest risk exposure, but may consider doing so in the future.

Recent Accounting Pronouncements

Effective April 1, 2009, Pypo adopted the provisions of the Accounting Standard Codification (“ASC”) 805 Business Combinations, (Financial Accounting Standards Board, or FASB, Statement of Financial Accounting Standards, or SFAS, No. 141R, which is a revision of SFAS No. 141, “Business Combinations.”) ASC 805 applies prospectively to business combinations after the beginning of the first annual reporting period beginning on or after December 15, 2008. The objective of ASC 805 is to improve the reporting requirements of business combinations and their effects. To accomplish this, ASC 805 establishes the principles and requirements for how the acquirer: (a) recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed and noncontrolling interest in the acquiree, (b) recognizes and measures goodwill in the business combination or a gain from a bargain purchase and (c) determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of a business combination. The adoption of this standard had no impact on Pypo’s consolidated financial statements presented and will be applied to future transactions, if any.

Effective April 1, 2009, Pypo adopted the provisions of ASC 810 Consolidations (SFAS, No. 160, “Noncontrolling Interests in Consolidated Financial Statements — an amendment of Accounting Research Bulletin No. 51.”) The standard changes the accounting for noncontrolling (minority) interests in consolidated financial statements including the requirements to classify noncontrolling interests as a component of consolidated stockholders’ equity, and the elimination of “minority interest” accounting in results of operations with earnings attributable to noncontrolling interests reported as a part of consolidated earnings and to apply these financial statement presentation requirements retrospectively. Additionally, ASC 810 revises the accounting for both increases and decreases in a parent’s controlling ownership interest. The adoption of this standard changed how we present noncontrolling interests in the consolidated financial statements and has been retrospectively applied to all periods presented.

Effective April 1, 2009, Pypo adopted the provisions of ASC 855 Subsequent Events (Statement of Financial Accounting Standards No. 165, “Subsequent Events,” or SFAS No. 165. SFAS 165) establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. Specifically, ASC 855 provides (i) the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements; (ii) the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements; and (iii) the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. Pypo has adopted ASC 855 on a prospective basis. The adoption of ASC 855 did not have a significant effect on Pypo’s consolidated financial statements presented.

Effective April 1, 2009, Pypo adopted the provisions of the consensus reached in ASC 323 Investments in Equity Method and Joint Ventures (EITF Issue 08-6, “Equity Method Investment Accounting Considerations,” or EITF 08-6). These consensus reached in ASC323 (EITF 08-6) provides guidance for entities that acquire or hold investments accounted for under the equity method. This issue has been adopted prospectively, and did not have a significant effect on Pypo’s consolidated financial statements presented.

Effective April 1, 2009, Pypo adopted the provisions of the consensus reached in ASC 350 “Intangibles, Goodwill and Other” (EITF Issue 08-7, “Accounting for Defensive Intangible Assets,” or EITF 08-7). These provisions in ASC 350 (EITF 08-7) requires entities that will acquire a defensive intangible asset after the effective date of ASC 805 (SFAS 141R), to account for the acquired intangible asset as a separate unit of accounting and amortize the acquired intangible asset over the period during which the asset would diminish in value. The adoption of consensus reached in ASC 350 (EITF Issue 08-7) had no impact on Pypo’s consolidated financial statements presented and will be applied to future transactions, if any.

Effective April 1, 2009, Pypo adopted certain provisions in ASC 860 “Transfers and Serving” and ASC 810 “Consolidation” (FSP FAS 140-4 and FIN 46(R)-8, “Disclosures by Public Entities (Enterprises) after Transfers of Financial Assets and Interest in Variable Interest Entities,” or FSP FAS 140-4 and FIN 46(R)-8). These specific provisions in ASC 860 and ASC 810 (FSP FAS 140-4 and FIN 46(R)-8) requires the public entities subject to the disclosure requirements of ASC 860 to provide financial statement users with an understanding of the following: (a) a transferor’s continuing involvement in financial assets that it has transferred in a securitization or asset-backed financing arrangement; (b) the nature of any restrictions on assets reported by an entity in its statement of financial position that relate to a transferred financial asset, including the carrying amounts of such assets; (c) how servicing assets and servicing liabilities are reported under ASC 860; and (d) for securitization or asset-backed financing arrangements accounted for as sales when a transferor has continuing involvement with the transferred financial assets and transfers of financial assets accounted for as secured borrowings, how the transfer of financial assets affects an entity’s financial position, financial performance, and cash flows. These provisions (FSP FAS 140-4 and FIN 46(R)-8) also require enhanced disclosures about a company’s involvement in VIEs. The enhanced disclosures required by this FSP are intended to provide users of financial statements with a greater understanding of: (i) the significant judgments and assumptions made by a company in determining whether it must consolidate a VIE and/or disclose information about its involvement with a VIE; (ii) the nature of restrictions on consolidated VIEs assets reported by a company in its statement of financial position, including the carrying amounts of such assets; (iii) the nature of, and changes in, the risks associated with a company’s involvement with a VIE; and (iv) how a company’s involvement with a VIE affects Pypo’s financial position, financial performance and cash flows. The adoption of this FSP enhanced our disclosure with respect to Beijing Funtalk, the VIE in our consolidated financial statements.

Effective April 1, 2009, Pypo adopted certain specific provisions in ASC 350 Intangibles, Goodwill and Other (FSP SFAS 142-3, “Determination of the Useful Life of Intangible Assets.”) These specific provisions amend the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under ASC 350. The guidance for determining the useful life of a recognized intangible asset in these specific provisions have been applied prospectively to intangible assets acquired after the effective date. This adoption did not have a significant effect on Pypo’s consolidated financial statements presented.

In June 2009, the FASB issued updates on certain provisions in ASC 810 Consolidations (SFAS No. 167, “Amendments to FASB Interpretation No. 46(R)” (“SFAS 167”)). These provisions (SFAS 167) amends ASC 810 to require an enterprise to perform an analysis to determine whether the enterprise’s variable interest or interests give it a controlling financial interest in a variable interest entity. This analysis identifies the primary beneficiary of a variable interest entity as the enterprise that has both of the following characteristics: (a) the power to direct the activities of a variable interest entity that most significantly impact the entity’s economic performance; and (b) the obligation to absorb losses of the entity that could potentially be significant to the variable interest entity or the right to receive benefits from the entity that could potentially be significant to the variable interest entity. Additionally, an enterprise is required to assess whether it has an implicit financial responsibility to ensure that a variable interest entity operates as designed when determining whether it has the power to direct the activities of the variable interest entity that most significantly impact the entity’s economic performance, and require ongoing reassessments of whether an enterprise is the primary beneficiary of a variable interest entity. It also amends ASC 810 to eliminate the quantitative approach previously required for determining the primary beneficiary of a variable interest entity. These provisions (SFAS 167) are effective at the start of a company’s first fiscal year beginning after November 15, 2009. Pypo is evaluating the impact, if any, of the adoption of these provisons (SFAS 167). It is not expected to have a material impact on Pypo’s financial position, results of operations and cash flows.

In August 2009, the FASB issued Accounting Standards Update No. 2009-05 “Fair Value Measurements and Disclosures (ASC 820) Measuring Liabilities at Fair Value”. This update provides amendments for fair value measurement of liabilities. It provides clarification that in circumstances in which a quoted price in an active market for the identical liability is not available, a reporting entity is required to measure fair value using one or more techniques as specified by this update. This update is effective for the first reporting period (including interim periods) beginning after August 2009. Pypo is assessing the potential impacts, if any, on its consolidated financial statements.

In September 2009, the FASB issued Accounting Standards Update No. 2009-06, “Income Taxes (ASC 740) Implementation Guidance on Accounting for Uncertainty in Income Taxes and Disclosure Amendments for Nonpublic Entities”. The guidance answers the following questions: is the income tax paid by the entity attributable to the entity or its owners; what constitutes a tax position for a pass-through entity or a tax-exempt not-for-profit entity; and how should accounting for uncertainty in income taxes be applied when a group of related entities comprise both taxable and nontaxable entities. The guidance is effective for Pypo for its interim and annual periods ending on September 30, 2009. Pypo is assessing the potential impacts, if any, on its consolidated financial statements.

INFORMATION ABOUT MIDDLE KINGDOM

Middle Kingdom’s History and Business Plans.  Middle Kingdom Alliance Corp. is a Delaware corporation that was incorporated on January 17, 2006 to serve as a vehicle for the acquisition of an operating business through a merger, capital stock exchange, asset or stock acquisition, or other similar business combination. To date, Middle Kingdom’s efforts have been limited to organizational activities, completion of its initial public offering and the evaluation of possible business combinations. Middle Kingdom does not currently have any operations.

The Initial Public Offering and Trust Account.  The funds held in the trust account are not to be released until the earlier of the consummation of a business combination or liquidation of Middle Kingdom. The trust account contained approximately $25.9 million as of December 31, 2008. If the acquisition is consummated, the trust account, reduced by amounts paid to Class B stockholders of Middle Kingdom who do not approve the acquisition and elect to convert their shares of Class B common stock into their pro rata share of the net funds in the trust account, will be released to MK Cayman and will be utilized for acquisitions and operating capital subsequent to the closing of the business combination.

Fair Market Value of Target Business.  Pursuant to Middle Kingdom’s Certificate of Incorporation as of the record date, the initial target business that Middle Kingdom acquires or merges with must have a fair market value equal to at least 80% of Middle Kingdom’s net assets the record date at the time of such acquisition/merger, determined by Middle Kingdom’s board of directors based on standards generally accepted by the financial community, such as actual and potential sales, earnings, cash flow and book value. Middle Kingdom is not required to obtain, and does not intend to obtain, an opinion from an investment banking firm as to fair market value, as its board of directors has independently determined that the target business has sufficient fair market value to meet the 80% test.

Limited Ability to Evaluate the Target Business’ Management.  Although Middle Kingdom closely examined the management of Pypo, Middle Kingdom cannot assure you that its assessment of Pypo’s management will prove to be correct, or that future management will have the necessary skills, qualifications or abilities to manage its business successfully. Pypo’s current management is expected to remain with the combined company, and for the most part is expected to run its day-to-day operations. Only one member of Middle Kingdom’s current board of directors will remain a director of MK Cayman subsequent to the redomestication and the business combination.

Stockholder Approval of Business Combination.  Provided that a quorum exists and the Redomestication Proposal, Share Increase Proposal, Declassification Proposal, Amendment Proposal, Quorum Proposal and Shareholder Consent Proposal are each approved in accordance with applicable law, Middle Kingdom will proceed with the business combination only if a majority of the shares of Class B common stock voted at the special meeting are voted in favor of the Business Combination Proposal and holders of Class B shares representing in the aggregate 336,018 or fewer Class B shares exercise their conversion rights in connection with the business combination.

If the Business Combination is Not Consummated.  If Middle Kingdom does not consummate the business combination with Pypo prior to August 31, 2009, Middle Kingdom will dissolve and distribute to its Class B stockholders the amount in the trust account, with any remaining net assets distributed to its common stockholders. Following dissolution, Middle Kingdom would no longer exist as a corporation.

Conversion Rights.  Each holder of Class B common stock who votes against the business combination has the right to have his or her Class B shares converted into cash, if the business combination is approved and completed.

The actual per-share redemption price will be equal to the amount in the trust account, inclusive of any interest not otherwise payable to Middle Kingdom, as of two business days prior to the consummation of the business combination, less taxes payable, divided by the number of Class B shares issued in Middle Kingdom’s initial public offering, which, as of December 31, 2008 would be approximately $8.51 per share.

An eligible Class B stockholder may request conversion at any time after the mailing to our Class B stockholders of the proxy statement and prior to the vote taken with respect to the Business Combination Proposal, but the request will not be granted unless the stockholder votes against the business combination and the business combination is approved and completed. Any request for conversion, if made by proxy prior to the date of the special meeting, may be withdrawn at any time up to the date of the meeting. Funds to be distributed to Class B stockholders who elect conversion will be distributed promptly after consummation of the business combination. Any stockholder who converts Class B common stock into a pro rata portion of the funds available in the trust account still has the right to exercise any warrants that he or she owns. Middle Kingdom will not complete the business combination if holders of 336,019 or more shares of Middle Kingdom’s Class B common stock vote against the business combination and exercise their conversion rights.

Competition.  If the merger is completed, Middle Kingdom will become subject to competition from competitors of Pypo. For more information of the competition Pypo faces, please see the section entitled, “Information About Pypo — Competition” elsewhere in this document.

Facilities.  As of the record date Middle Kingdom maintains executive offices in China at Suite 35226, 35th Floor, CITIC Square, 1168 Nanjing Road West, Shanghai 200041, People’s Republic of China; and in the United States at 333 Sandy Springs Circle, Suite 223, Atlanta, GA 30328. The cost for these facilities is included in the aggregate fee of $7,500 per-month. Middle Kingdom considers its current office space adequate for its current operations.

Employees.  Middle Kingdom has eight executive officers and one non-executive officer. Five of the executive officers and the non-executive officer are members of Middle Kingdom’s board of directors. These individuals are not obligated to contribute any specific number of hours per week and devote only as much time as they deem necessary to Middle Kingdom’s affairs. The executive officers and non-executive officer are also involved with business ventures other than Middle Kingdom.

Periodic Reporting and Audited Financial Statements.  Middle Kingdom has registered its securities under the Exchange Act and has reporting obligations, including the requirement to file annual and quarterly reports with the SEC. In accordance with the requirements of the Exchange Act, Middle Kingdom’s annual report contains financial statements audited and reported on by Middle Kingdom’s independent accountants.

Legal Proceedings.  As of the record date, Middle Kingdom was not a party to any pending material legal proceedings.

MIDDLE KINGDOM’S MANAGEMENT’S DISCUSSION AND
ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with Middle Kingdom’s Financial Statements and footnotes thereto contained in this proxy statement/prospectus.

Overview

Middle Kingdom was formed on January 17, 2006 to serve as a vehicle to effect a merger, capital stock exchange, asset purchase or other similar business combination with a company having its primary or substantial operations in China. Middle Kingdom intends to utilize cash derived from the proceeds of its IPO, Private Placement, capital stock, debt or a combination of cash, capital stock and debt, in completing a Business Combination. Middle Kingdom is currently a shell company, and will remain a shell company until it engages in a Business Combination.

All activities for the period from January 17, 2006 (inception) through June 30, 2009, relate to Middle Kingdom’s formation, the completion of the Public Offering, the search for a company with whom to effect a Business Combination, the negotiation and preparation of the September 5, 2008 merger agreement, with Pypo Cayman, the preparation of required filings with the SEC, the holding of the special meetings of Middle Kingdom’s stockholders on December 10, 2008 and June 29, 2009 and the completion of the Business Combination with Pypo Cayman.

On September 5, 2009, Middle Kingdom signed an Agreement and Plan of Merger, Conversion and Share Exchange (the “merger agreement”) with Pypo Cayman. Pypo Cayman, a Cayman Islands exempted company, through its subsidiaries in China and Hong Kong, is a leading distributor of Samsung wireless communication devices and other related products. The transactions contemplated by the merger agreement would constitute a Business Combination.

Middle Kingdom filed a initial registration statement on Form S-4 related to the proposed Business Combination with Pypo Cayman on September 15, 2008, and thereafter filed an amended registration statement on Form S-4/A on December 8, 2008, and Middle Kingdom’s wholly owned subsidiary MK Arizona filed eight amended registration statements on Form S-4/A on January 16, 2009, March 6, 2009, April 6, 2009, April 30, 2009, May 11, 2009, May 13, 2009 and May 14, 2009. The amended registration statement was declared effective at 5:30 p.m. on that May 14, 2009.

On May 14, 2009, Middle Kingdom mailed the combined proxy statement for a special meeting of the stockholders of Middle Kingdom and prospectus of Pypo China Holdings Limited to its stockholders of record as of that date. As described below, the special meeting of the stockholders of Middle Kingdom was held on June 29, 2009 at which time the transactions contemplated by the merger agreement were approved. The transactions contemplated by the merger agreement were consummated on July 9, 2009.

Middle Kingdom’s Certificate of Incorporation, prior to an amendment filed on December 10, 2008, as discussed below, provided for mandatory liquidation of Middle Kingdom, in the event that Middle Kingdom does not complete a Business Combination within 18 months after the Effective Date of the Public Offering on December 13, 2006, being June 13, 2008 (or within 24 months after the effective date of the Public Offering if a letter of intent, agreement in principle or definitive agreement had been executed within 18 months after the effective date of the Public Offering and the Business Combination has not been completed within such 24 month period, being December 13, 2008). On May 23, 2008 Middle Kingdom issued a press release in connection with its execution of a letter of intent to complete a Business Combination with a company having its principle operations in China. Pursuant to Middle Kingdom’s Certificate of Incorporation, execution of the letter of intent affords Middle Kingdom an extension to complete the Business Combination, until December 13, 2008. On November 3, 2008 Middle Kingdom filed with the SEC a preliminary proxy statement for a special meeting of the stockholders of Middle Kingdom at which the stockholders were asked to vote to approve amendments to Middle Kingdom’s Certificate of Incorporation that would extend the December 13, 2008 date by which Middle Kingdom must complete a Business Combination to August 31, 2009. On November 25, 2008 the SEC advised Middle Kingdom that it had completed its limited review of the preliminary proxy statement without any further comments and on November 26, 2008 Middle Kingdom’s registrar and transfer agent mailed the proxy statement to Middle Kingdom’s stockholders of record to schedule a special meeting to consider the extension amendments for December 10, 2008. During the period from November 26, 2008 to the special stockholders meeting on December 10, 2008, Capital Ally Investments Limited (“Capital Ally”) together with Arch Digital Holdings, Ltd. (“Arch”), purchased 2,685,200 of Middle Kingdom’s Class B Common Stock for an ownership interest of 87.40% and 92.03% of the outstanding Class B Common Stock at December 31, 2008 and June 30, 2009, respectively. Capital Ally and Arch hold 67% and 33%, respectively, of the ordinary shares of Pypo Cayman. On December 10, 2008, the extension amendments were approved by the common stockholders and the Class B stockholders. As the result of the extension amendments, Middle Kingdom had until August 31, 2009 to complete its proposed Business Combination with Pypo Cayman before it must liquidate.

With respect to a Business Combination which was approved and consummated, any Class B common stockholders who voted against the Business Combination could demand that Middle Kingdom redeem their shares for cash. The conversion price would equal $8.24 per share of Class B common stock, plus (i) a pro-rata share of the interest earned in the Trust Account in excess of the lesser of $1,200,000 or 50% of such interest (prior to the payment of any federal and state taxes due by Middle Kingdom), and (ii) a pro-rata share of the income tax refund receivable of $240,000. Such amount aggregated approximately $8.51 at December 31, 2008, at was $8.52 on June 29, 2009.

Middle Kingdom’s Certificate of Incorporation provided that Middle Kingdom would proceed with a Business Combination only if the holders of a majority of the Class B shares cast at the meeting to approve the Business Combination vote in favor of the Business Combination and Class B stockholders owning less than 20% of the outstanding Class B shares (684,060 shares) vote against the Business Combination and exercise their conversion rights to have their shares redeemed for cash. However, in connection with the December 10, 2008 special meeting to consider the extension amendments, Class B stockholders who voted against the extension amendment had the right to demand that Middle Kingdom redeem their Class B shares for cash. The holders of 348,042 Class B shares, or 10.17% of the Class B shares outstanding, elected to redeem their shares for cash, and such shares were redeemed by Middle Kingdom in December, 2008 for an aggregate of $2,933,542 using the proceeds of the partial sale of investments held in the Trust Account.

The special meeting of Middle Kingdom’s stockholders to consider the transactions contemplated by the merger agreement with Pypo Cayman was held on June 29, 2009 at which time the transactions contemplated by the merger agreement were approved. The holders of 154,670 shares of Middle Kingdom’s Class B common stock voted against the proposed Business Combination with Pypo Cayman and elected to convert their shares into the right to receive cash. Such 154,670 Class B shares were redeemed at a price of approximately $8.52 per share, or $1,317,348 in the aggregate, on July 10, 2009 in connection with the closing of the Business Combination with Pypo Cayman, and are presented as a liability on the accompanying balance sheet as of June 30, 2009.

As part of the series of transactions contemplated by the merger agreement, Middle Kingdom established MK Arizona, a wholly owned Arizona subsidiary, and on July 9, 2009 Middle Kingdom effected a short-form merger, pursuant to which Middle Kingdom merged with and into MK Arizona, with MK Arizona remaining as the surviving corporation. After the merger, MK Arizona became a Cayman Islands exempted company pursuant to a conversion and continuation procedure under Arizona and Cayman Islands law. The reorganization changed Middle Kingdom’s place of incorporation from Delaware to the Cayman Islands and the outstanding securities of Middle Kingdom were converted into securities of MK Cayman.

Pursuant to the merger agreement, after the redomestication, MK Cayman acquired all of the outstanding shares of Pypo Cayman by issuing the Pypo Cayman shareholders an aggregate of 45,000,000 MK Cayman ordinary shares and 3,400,000 MK Cayman Class B warrants. In addition, MK Cayman agreed to issue the Pypo Cayman shareholders up to an additional 23,000,000 MK Cayman ordinary shares pursuant to an earn-out provision in the merger agreement based on the adjusted net income of the combined company during the fiscal years ending March 31, 2010, 2011 and potentially 2012.

As a result of the consummation of the Business Combination with Pypo Cayman (and considering the affect of the shares of Middle Kingdom’s Class B common stock that elected to be redeemed, as discussed above), as of July 9, 2009 the stockholders of Middle Kingdom beneficially own approximately 8.1% of the outstanding ordinary shares of MK Cayman, and as of July 9, 2009 the stockholders of Pypo Cayman beneficially own approximately 91.9% of the outstanding ordinary shares of MK Cayman, assuming the earn-out is not achieved. If the earn-out is achieved, then the stockholders of Middle Kingdom would beneficially own approximately 5.5% of the issued and outstanding ordinary shares of MK Cayman, and the Pypo Cayman shareholders would beneficially own approximately 94.5% of the issued outstanding ordinary shares of MK Cayman. None of the foregoing percentages reflects the potential effect of an exercise of either the currently outstanding warrants, the warrants to be issued to the Pypo Cayman shareholders or the option to purchase Series A Units and Series B Units by the Representative of the underwriters.

Results of Operations for six months ended June 30, 2009 as compared to six months ended June 30, 2008

For the six months ended June 30, 2009, Middle Kingdom had a net loss of $1,360,816. Since Middle Kingdom did not have any operations, all of Middle Kingdom’s income was derived from interest income, most of which was earned on funds held in the Trust Account. Middle Kingdom’s operating expenses during the period were $1,377,499 and consisted primarily of expenses related to pursuing a Business Combination, professional fees and the monthly administrative fee for services including office space, utilities, and secretarial support in China and Atlanta, Georgia owed to several of the officers and directors and/or their affiliated companies. No (benefit) provision for income taxes has been made at June 30, 2009 as Middle Kingdom had operating losses for the six months then ended and as of December 31, 2008 Middle Kingdom had carried back the maximum amount of operating losses. The balance sheet as of December 31, 2008 and June 30, 2009 reflects an income tax refund receivable of $240,000 for the fiscal 2008 operating losses carried back to recover taxes paid in prior years, and as of December 31, 2008 and June 30, 2009 Middle Kingdom has net operating loss carryforwards for which it has provided a full valuation allowance as realization is not likely to occur.

For the six months ended June 30, 2008 Middle Kingdom had a net loss of $277,622. Since Middle Kingdom did not have any operations, all of Middle Kingdom’s income was derived from interest income, most of which was earned on funds held in the Trust Account. Middle Kingdom’s operating expenses during the period were $656,365 and consisted primarily of expenses related to pursuing a Business Combination, professional fees and the monthly administrative fee for services including office space, utilities, and secretarial support in China and Atlanta, Georgia owed to several of the officers and directors and/or their affiliated companies. No (benefit) provision for income taxes has been made at June 30, 2008 as Middle Kingdom had operating losses for the six months then ended.

Results of Operations for three months ended June 30, 2009 as compared to three months ended June 30, 2008

For the three months ended June 30, 2009 Middle Kingdom had a net loss of $805,147. Since Middle Kingdom did not have any operations, all of Middle Kingdom’s income was derived from interest income, most of which was earned on funds held in the Trust Account. Middle Kingdom’s operating expenses during the period were $809,514 and consisted primarily of expenses related to pursuing a Business Combination, professional fees and the monthly administrative fee for services including office space, utilities, and secretarial support in China and Atlanta, Georgia owed to several of the officers and directors and/or their affiliated companies. No (benefit) provision for income taxes has been made at June 30, 2009 as Middle Kingdom had operating losses for the three months then ended.

For the three months ended June 30, 2008 Middle Kingdom had a net loss of $191,469. Since Middle Kingdom did not have any operations, all of Middle Kingdom’s income was derived from interest income, most of which was earned on funds held in the Trust Account. Middle Kingdom’s operating expenses during the period were $343,154 and consisted primarily of expenses related to pursuing a Business Combination, professional fees and the monthly administrative fee for services including office space, utilities, and secretarial support in China and Atlanta, Georgia owed to several of the officers and directors and/or their affiliated companies. No (benefit) provision for income taxes has been made at June 30, 2008 as Middle Kingdom had operating losses for the three months ending on that date.

Results of Operations for the period from January 17, 2006 (inception) to June 30, 2009

For the period from January 17, 2006 (inception) to June 30, 2009 Middle Kingdom had a net loss of $2,371,524. Since Middle Kingdom did not have any operations, all of Middle Kingdom’s income was derived from interest income, most of which was earned on funds held in the Trust Account. Middle Kingdom’s operating expenses during the period were $4,316,362 and consisted primarily of expenses related to pursuing a Business Combination, professional fees and the monthly administrative fee for services including office space, utilities, and secretarial support in China and Atlanta, Georgia owed to several of the officers and directors and/or their affiliated companies (see Note 8 of Notes to Financial Statements). Middle Kingdom also provided for $22,896 in income taxes, attributable to taxable income earned in the 2007 calendar year net of the benefit of the operating losses carry-back claim reflected at December 31, 2008.

Results of Operations for the fiscal year ended December 31, 2008 as compared to the fiscal year ended December 31, 2007

For the fiscal year ended December 31, 2008, Middle Kingdom had a net loss of $1,321,428. Since Middle Kingdom did not have any operations, all of its income was derived from interest income, most of which was earned on funds held in the trust account. Middle Kingdom’s operating expenses during the period were $2,151,253 and consisted primarily of expenses related to pursuing a business combination, professional fees and the monthly administrative fee for services including office space, utilities, and secretarial support in China and Atlanta, Georgia of $7,500, owed to several of Middle Kingdom’s officers and directors and/or their affiliated companies. An income tax benefit of $240,000 has been recorded at December 31, 2008 resulting from an expected refund of prior years’ income taxes from the carryback of the 2008 losses against the taxable income for the prior year.

For the fiscal year ended December 31, 2007, Middle Kingdom earned net income after taxes of $403,266. Since Middle Kingdom did not have any operations, all of its income was derived from interest income, most of which was earned on funds held in the trust account. Middle Kingdom’s operating expenses during the period were $650,384 and consisted primarily of expenses related to pursuing a business combination, professional fees and the monthly administrative fee for services including office space, utilities, and secretarial support in China and Atlanta, Georgia of $7,500, paid to several of Middle Kingdom’s officers and directors and/or their affiliated companies. Middle Kingdom also provided for $262,896 in income taxes.

Results of Operations for the period from January 17, 2006 (inception) to December 31, 2008

For the period from January 17, 2006 (inception) to December 31, 2008, Middle Kingdom had a net loss of $1,010,708. Since Middle Kingdom did not have any operations, all of its income was derived from interest income, most of which was earned on funds held in the trust account. Middle Kingdom’s operating expenses during the period were $2,938,863 and consisted primarily of expenses related to pursuing a business combination, professional fees and the monthly administrative fee for services including office space, utilities, and secretarial support in China and Atlanta, Georgia of $7,500, owed or paid to several of Middle Kingdom’s officers and directors and/or their affiliated companies. Middle Kingdom also provided for a net income tax provision of $22,896 being the difference between the income tax benefit of $240,000 recorded at December 31, 2008 resulting from an expected refund of prior years’ income taxes from the carry back of 2008 losses against taxable income from the prior year and an income tax provision of $262,896 recorded at December 31, 2007.

Liquidity and Capital Resources

In February 2006, Middle Kingdom completed a Private Placement and received net proceeds of $723,600 from the sale of 90,450 Series A Units at $8.00 per unit to its then principal stockholder, officers and directors. The Series A Units consist of one share of Middle Kingdom’s Common Stock, $.001 par value, and five non-redeemable common stock purchase Class A Warrants. The Series A Units sold in the Private Placement are identical to the Series A Units sold in the Public Offering.

On December 19, 2006, the Public Offering closing date, Middle Kingdom sold 198,000 Series A Units at $8.00 per unit and 3,300,000 Series B Units at $8.00 per unit and received proceeds of $26,394,963, net of underwriters’ discount of $1,119,360 and offering expenses of $469,677. On January 4, 2007, and January 26, 2007, the underwriters exercised a portion of their over-allotment option for 27,200 Series A Units at $8.00 per unit and 120,305 Series B Units at $8.00 per unit, respectively, resulting in Middle Kingdom receiving additional proceeds of $1,144,639, net of underwriters’ discount of $35,401. Each Series A Unit consists of one share of Middle Kingdom’s Common Stock, $.001 par value, and five non-redeemable common stock purchase Class A Warrants. Each Series B Unit consists of one share of Middle Kingdom’s Class B common stock, $.001 par value, and one redeemable common stock purchase Class B Warrant. Each Class A Warrant will entitle the holder to purchase from Middle Kingdom one share of Common Stock at an exercise price of $5.00 commencing on the later of (a) one year from the Effective Date of the Public Offering, being December 13, 2006 (the “Effective Date”) or (b) the completion of a Business Combination with a company, and expiring seven years from the Effective Date. Each Class B Warrant will entitle the holder to purchase from Middle Kingdom one share of Common Stock at an exercise price of $5.00 commencing on the later of (a) one year from the Effective Date or (b) the completion of a Business Combination with a company, and expiring seven years from the Effective Date or earlier upon redemption. Middle Kingdom’s Common Stock, Class B common stock, Class A and Class B Warrants started trading separately as of March 13, 2007.

The net proceeds from the sale of the Series A and Series B units, after deducting certain offering expenses of $1,624,438 including underwriting discounts and commissions and the proceeds from a private placement completed prior to Middle Kingdom’s IPO, were $28,263,302. Of this amount, $28,183,313 or $8.24 per Series B unit, was placed in the trust account, and the remaining proceeds of $79,989 were available to be used by Middle Kingdom to provide for business, legal and accounting due diligence on prospective acquisitions and continuing general and administrative expenses. On December 10, 2008, at a special meeting of Middle Kingdom’s stockholders, the stockholders approved an extension amendment whereby Middle Kingdom extended the time it has to complete its proposed Business Combination with Pypo Cayman from December 13, 2008 to August 31, 2009. In conjunction with the vote on the extension amendment, stockholders owning 348,042 Class B shares elected to convert their shares for cash, and such shares were converted in December, 2008 for an aggregate of $2,933,542 using the proceeds of the partial sale of investments held in the trust account. The net proceeds deposited into the trust account remain on deposit in the trust account earning interest through late June, 2009, at which time, in contemplation of the June 29, 2009 stockholders meeting and the subsequent completion of the Business Combination (including any redemption of shares of Class B common stock that elected redemption at that time), Middle Kingdom instructed the trustee to convert all of the amounts in the Trust Account into cash to be held in a non-interest bearing account. At June 30, 2009 the amounts in the Trust Account are held in a non-interest bearing account at the JPMorgan Chase Bank, N.A. Under the FDIC’s Transaction Account Guarantee Program, such non-interest bearing accounts are insured up to their full amount during the life of the program, which the FDIC has scheduled to end on December 31, 2009.

During the six months ended June 30, 2009 Middle Kingdom transferred a total of $44,800 from the trust account to the operating account, consisting of $20,311 being Middle Kingdom’s 50% share of the interest earned on the trust account for Middle Kingdom’s payment of various general and administrative expenses incurred and $24,489 for the payment of state tax obligations. As of June 30, 2009, there was $24,573,787 held in the trust account after providing $1,317,348 to be paid to the 154,670 redeeming Class B shares and together with the income tax refund of $240,000 and an overpayment of Federal provisional taxes of approximately $29,000 totaling $24,842,787 or approximately $8.52 per Class B common stock.

As discussed above, on July 9, 2009 the transactions contemplated by the merger agreement with Pypo Cayman were consummated. At that time $1,317,348 of the amount in the trust account was used to redeem the shares of the holders of 154,670 Class B shares who voted against the proposed Business Combination with Pypo Cayman and elected to convert their shares into the right to receive cash. The remaining amounts in the trust account were released, and became a part of the working capital of Pypo. Pypo will use those funds, or other funds available to it, to pay the $1,005,187 of the deferred compensation due to the underwriters of Middle Kingdom’s IPO, to pay Middle Kingdom’s other liabilities, and to pay the expenses of the Business Combination.

Off Balance Sheet Arrangements

Warrants issued in conjunction with Middle Kingdom’s private placement and in its IPO are equity linked derivatives and accordingly represent off balance sheet arrangements. The warrants meet the scope exception in paragraph 11(a) of FAS 133 and are accordingly not accounted for as derivatives for purposes of FAS 133, but instead are accounted for as equity.

On the closing date of the IPO, Wachovia Bank provided Middle Kingdom with a line of credit for $250,000 to finance its general working capital needs, but which does not include any expenses associated with dissolution and liquidation or any amounts that may be due to or reserved for payment to creditors. The line of credit was to mature in 24 months from the closing date of the IPO, being December 19, 2008. On July 1, 2008, Wachovia Bank extended the line of credit from December 19, 2008 to September 1, 2009. Interest is charged at an annual rate of LIBOR plus 2%, which at June 30, 2009 and December 31, 2008 was 2.32% and 3.90%, respectively. Interest is payable monthly and the outstanding principal and interest due and payable at maturity. In accordance with the terms of the line of credit, the bank must authorize all distributions to Middle Kingdom to the extent that the aggregate sum of interest distributed to Middle Kingdom from the trust account exceeds $900,000. In July 2008, August 2008, September 2008, October 2008 and November 2008, January 2009, March 2009, April 2009 and June 2009, Wachovia Bank authorized the distribution to Middle Kingdom from the trust account Middle Kingdom’s share of the interest earned. At June 30, 2009, the Company had $249,000 outstanding under the line of credit. The outstanding balance at June 30, 2009 was repaid to Wachovia Bank on July 10, 2009.

Contractual Obligations

Middle Kingdom does not have any long term debt, capital lease obligations, operating lease obligations, purchase obligations or other long term liabilities.

Middle Kingdom has agreed to pay several of the officers and directors and/or their affiliated companies an aggregate monthly administrative fee of $7,500 for general and administrative services including office space, utilities, and secretarial support in Shanghai, the PRC and Atlanta, Georgia from the effective date of the IPO through the completion of a business combination. The administrative fee of $7,500 per month is allocated among Primus Capital LLC, an affiliate of Mr. Tanenbaum, CEO; Mr. Marks, President; MTP Holdings Ltd., an affiliate of Messrs. Yao (officer and director), Chai (officer), and Ding (officer); and Mr. Lam, an officer and director. At June 30, 2009 and December 31, 2008, the Company accrued balanced for the fees due to the above mentioned officers and directors and/or their affiliated companies of $90,000 and $45,000, respectively.

Quantitative and Qualitative Disclosures About Market Risk

Market risk is the sensitivity of income to changes in interest rates, foreign exchanges, commodity prices, equity prices and other market-driven rates or prices. Middle Kingdom is not presently engaged in any substantive commercial business. Accordingly, Middle Kingdom is not and, until such time that it consummates a business combination will not be exposed to risks associated with foreign exchange rates, commodity prices, equity prices or other market-driven rates or prices. The net proceeds of Middle Kingdom’s IPO held in a trust account have been invested in United States government securities meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act of 1940. Given Middle Kingdom’s limited risk in its exposure to United States government securities, it does not view the interest rate risk to be significant.

MK ARIZONA’S MANAGEMENT’S DISCUSSION AND
ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with MK Arizona’s Financial Statements and footnotes thereto contained in this proxy statement/prospectus.

Overview

MK Arizona Corp. was formed on September 4, 2008 as a wholly owned subsidiary of Middle Kingdom. MK Arizona was formed to facilitate the change in the domestication of Middle Kingdom from Delaware to the Caymans Islands in connection with Middle Kingdom’s proposed business combination with Pypo Cayman.

Through June 30, 2009, MK Arizona’s only transaction has been the September 5, 2008 issuance to Middle Kingdom of one share of common stock, for $1, and one share of Class B common stock, for $1. All of the costs incurred in the preparation and filing of the registration statements described below were borne by Middle Kingdom. Therefore MK Arizona has not presented statements of operations, changes in stockholder’s equity or cash flows.

Middle Kingdom was incorporated in Delaware on January 17, 2006. Middle Kingdom was formed to complete a merger, capital stock exchange, asset purchase or other similar business combination (“Business Combination”) with a company in an unspecified industry with principal or substantial operations in China. Such company would be small enough to allow Middle Kingdom to acquire a material minority investment and large enough to have the organizational and financial infrastructure to operate as a public company. Middle Kingdom has neither engaged in any operations nor generated any operating revenue to date. At June 30, 2009, Middle Kingdom had not yet commenced any operations. All activity of Middle Kingdom through June 30, 2009 relates its formation, private placement and public offerings and its efforts to complete a Business Combination.

MK Arizona and Middle Kingdom are considered to be in the development stage and are subject to the risks associated with activities of development stage companies.

On September 5, 2008 MK Arizona and Middle Kingdom signed an Agreement and Plan of Merger, Conversion and Share Exchange (“the Merger Agreement”) with Pypo Cayman. Pypo Cayman, a Cayman Islands exempted company, through its subsidiaries in China and Hong Kong, is a leading distributor of Samsung wireless communication devices and other related products. The transactions contemplated by the Merger Agreement would constitute a Business Combination.

On September 15, 2008 Middle Kingdom filed a registration statement on Form S-4 containing a prospectus for the transactions contemplated by the Merger Agreement and a proxy for the special meeting of Middle Kingdom’s stockholders to vote on the proposed business combination with Pypo Cayman. Middle Kingdom subsequently filed an amended registration statements on Form S-4/A on December 8, 2008, and MK Arizona filed eight amended registration statements on Form S-4/A on January 16, 2009, March 6, 2009, April 6, 2009, April 30, 2009, May 11, 2009, May 13, 2009 and two filings on May 14, 2009, addressing the SEC staff’s comments received from each of the first nine filings on October 10, 2008, December 19, 2008, February 13, 2009, March 23, 2009, April 20, 2009, May 8, 2009, May 12, 2009, May 13, 2009 and May 14, 2009. On May 14, 2009, the SEC advised MK Arizona that they had no additional comments (although neither the SEC nor the SEC staff passed on the accuracy or adequacy of the registration statement) and declared the Form S-4 registration statement effective. On May 14, 2009, Middle Kingdom mailed the combined proxy statement for a special meeting of the stockholders of Middle Kingdom and prospectus of Pypo China Holdings Limited to Middle Kingdom’s stockholders of record as of that date. On June 17, 2009, Middle Kingdom mailed to the stock holders of record a supplemental proxy and prospectus. The special meeting of the stockholders of Middle Kingdom was held on June 29, 2009 at which time the transactions contemplated by the Merger Agreement were approved. The transactions contemplated by the merger agreement were consummated on July 9, 2009.

As part of the series of transactions contemplated by the Merger Agreement, Middle Kingdom established MK Arizona as a wholly owned Arizona subsidiary. As part of the consummation of the transactions contemplated by the Merger Agreement, on July 9, 2009, Middle Kingdom effected a short-form merger, pursuant to which Middle Kingdom merged with and into MK Arizona, with MK Arizona remaining as the surviving corporation. After the merger, MK Arizona became a Cayman Islands exempted company (“MK Cayman”) pursuant to a conversion and continuation procedure under Arizona and Cayman Islands law. The reorganization changed Middle Kingdom’s place of incorporation from Delaware to the Cayman Islands (“the redomestication”) and the outstanding securities of the Middle Kingdom were converted into securities of MK Cayman.

Pursuant to the Merger Agreement, after the redomestication, MK Cayman acquired all of the outstanding shares of Pypo Cayman by issuing the Pypo Cayman shareholders an aggregate of 45,000,000 MK Cayman ordinary shares and 3,400,000 MK Cayman Class B warrants. In addition, MK Cayman agreed to issue the Pypo Cayman shareholders up to an additional 23,000,000 MK Cayman ordinary shares pursuant to an earn-out provision in the Merger Agreement based on the adjusted net income of the merged companies during the fiscal years ending March 31, 2010, 2011 and potentially 2012.

As a result of the consummation of the Business Combination with Pypo Cayman, as of July 9, 2009 the stockholders of Middle Kingdom beneficially own approximately 8.1% of the outstanding ordinary shares of MK Cayman, and as of July 9, 2009, the stockholders of Pypo Cayman beneficially own approximately 91.9% of the outstanding ordinary shares of MK Cayman, assuming the earn-out is not achieved. If the earn-out is achieved, then the stockholders of Middle Kingdom would beneficially own approximately 5.5% of the issued and outstanding ordinary shares of MK Cayman, and the Pypo Cayman shareholders would beneficially own approximately 94.5% of the issued outstanding ordinary shares of MK Cayman. None of the foregoing percentages reflects the potential effect of an exercise of either the currently MK Cayman outstanding warrants, the MK Cayman warrants issued to the Pypo Cayman shareholders or the MK Cayman option to purchase Series A Units and Series B Units by the Representative of the underwriters of Middle Kingdom’s initial public offering.

Off Balance Sheet Arrangements

MK Arizona has no off balance sheet arrangements as of June 30, 2009.

Contractual Obligations

MK Arizona does not have any long term debt, capital lease obligations, operating lease obligations, purchase obligations or other long term liabilities.

Quantitative and Qualitative Disclosures about Market Risk

Market risk is the sensitivity of income to changes in interest rates, foreign exchanges, commodity prices, equity prices, and other market-driven rates or prices. MK Arizona is not presently engaged in any substantive commercial business. Accordingly, MK Arizona is not and, until such time that MK Arizona consummate the Merger Agreement, MK Arizona will not be, exposed to risks associated with foreign exchange rates, commodity prices, equity prices or other market-driven rates or prices.

DIRECTORS AND EXECUTIVE OFFICERS

The board of directors, executive officers and significant employees of MK Cayman are as follows:

Directors and Executive Officers	Age	Position/Title
Kuo Zhang	38	Chairman of the Board of Directors
Dongping Fei	40	Director and Chief Executive Officer
Kim Chuan (“Jackie”) Leong	39	Chief Financial Officer
Clement Kwong	43	Senior Vice President of Corporate Strategy
Bernard J. Tanenbaum III	53	Senior Vice President of Corporate Communications
Hengyang Zhou	39	Executive Vice President of Pypo Beijing and President of Distribution
Francis Kwok Cheong Wan	51	Vice President of Pypo Beijing and President of E-Commerce
Michael Marks	38	Director
Alex Fan	52	Director
Andrew Ryan	50	Director
Linzhen Xie	69	Director
Mofang Li	63	Director

Mr. Kuo Zhang, 38, has served as chairman of the board of MK Cayman since July 2009. Mr. Zhang has served as a director of Pypo Cayman since November 2007. Mr. Zhang is also a co-founder of Pypo Beijing, a wholly owned subsidiary of Pypo Cayman, and has served as chairman of Pypo Beijing’s board of directors since Pypo Beijing’s inception in 2003. Mr. Zhang functions as an officer of Pypo, overseeing Pypo’s strategic planning, capital investment and overall operations. Prior to co-founding Pypo Beijing, Mr. Zhang was director of Beijing Baomiao Automobile Trading Company Limited from January 1995 to May 2004. Mr. Zhang obtained a bachelor’s degree in engineering from Hunan University in China and completed the executive MBA program of the School of Economics and Management of Tsinghua University in 2008.

Mr. Dongping Fei, 40, has served as a director and chief executive officer of MK Cayman since July 2009. Mr. Fei has served as a director of Pypo Cayman since November 2007. Mr. Fei is also a co-founder of Pypo Beijing and has served as a director and its president and chief executive officer since Pypo Beijing’s inception in 2003. Prior to founding Pypo Beijing, Mr. Fei was chief executive officer of Beijing Hua Song Electronic Technology Company Limited. Mr. Fei obtained a bachelor’s degree in civil engineering from Hunan University in China and a master’s degree in business administration from Guanghua Management School, Beijing University in China.

Mr. Kim Chuan (“Jackie”) Leong, 39, has served as chief financial officer of MK Cayman since July 2009. Mr. Leong has served as a vice president and the chief financial officer of Pypo Beijing since August 2008. Mr. Leong served as director and acting chief financial controller of China Healthcare Inc., the largest Chinese medicine retail chain in the United Kingdom and Republic of Ireland, from August 2007 to July 2008, and vice president of the business development division of Golden Meditech from December 2006 to July 2007. Golden Meditech owns a 50% interest in Capital Ally, a 66% shareholder of Pypo as of August 31, 2009. Prior to joining Golden Meditech, Mr. Leong was a senior manager of the audit department of KPMG Hong Kong, from April 2004 to November 2006 and a manager of the assurance department of KPMG Singapore, from April 2001 to March 2003. Mr. Leong obtained a diploma in financial accounting from Tunku Abdul Rahman College in Malaysia, and is a fellowship member of the Association of Chartered Certified Accountants.

Mr. Clement Kwong, 43, has served as senior vice president of corporate strategy of MK Cayman since July 2009. Mr. Kwong has served as a director of Pypo Cayman since November 2007. Mr. Kwong also serves as a director of Long March Capital Ltd. since July 2008, an investment company based in China, and a director of China Yinrui Holdings Ltd. since April 2008, a consumer electronic chain stores company based in China. Mr. Kwong is the founder and managing partner for 3PM Capital Partners Ltd., an investment advisory firm to European financial institutions investing in China, established in 2003. Mr. Kwong founded and, from June 2006 to January 2009, served as managing director of ARC, which manages ARC Capital, a private equity fund established in June 2006 focused on investment in the retail and consumer sectors in China. While at ARC, Mr. Kwong headed its Shanghai office and its retail operations team. ARC Capital wholly owns Arch, a 34.4%

shareholder of MK Cayman as of August 31, 2009. Mr. Kwong previously served as director of corporate affairs of CIL Holdings Ltd. from 1996 to 1998, and was director of marketing of Yalong Bay Developments, a subsidiary of China Oils Foods and Cereals Company Limited, from 1995 to 1996. Mr. Kwong previously worked in the retail and commercial credit departments of HSBC Canada. Mr. Kwong has a master’s degree in business administration from the University of British Columbia and is an Associate of the Institute of Bankers in Canada.

Mr. Bernard J. Tanenbaum III, 53, has served as senior vice president of corporate communications of MK Cayman since July 2009. Mr. Tanenbaum has served as the chief executive officer and a director of Middle Kingdom since its inception. Since December 2003, Mr. Tanenbaum has served as the chief financial officer of Oriental Development Management Ltd. and its wholly owned subsidiary, Shanghai Treasure Bay Oriental Development, Inc. The primary business of these companies is commercial real estate development in China. In 1997, Mr. Tanenbaum founded Primus Capital LLC, an Atlanta, Georgia-based structured finance and investment company, and is currently serving as the president. Mr. Tanenbaum received a Masters in Business Administration from Harvard Business School in 1982, and in 1978 he received a Bachelor of Arts from Tulane University.

Mr. Hengyang Zhou, 39, has served as executive vice president of Pypo Beijing and president of distribution since August 2008. Mr. Zhou joined Pypo Beijing in December 2005 and served as its chief operating officer from October 2007 through July 2008. Prior to joining Pypo Beijing, Mr. Zhou was the general manager of Beijing Guoxin Jiuding Communication Equipment Co., Ltd. from 2002 to 2005. Mr. Zhou has a bachelor’s degree in chemical engineering from Hunan University in China.

Mr. Francis Kwok Cheong Wan, 51, has served as vice president of Pypo Beijing and president of e-commerce since October 2006. He served as the chief operating officer of Pypo Beijing from October 2003 to October 2006. Prior to joining Pypo Beijing in October 2003, Mr. Wan was the chief operating officer of Beijing Hua Song Electronic Technology Co., Ltd. from September 2002 to October 2003. Mr. Wan has a bachelor’s degree in electric engineering from Hong Kong Polytechnic University.

Mr. Michael Marks, 38, has served as a director of MK Cayman since July 2009. Mr. Marks served as the president and director of Middle Kingdom since its inception until the consummation of the Business Combination. In January 2003, Mr. Marks founded the China practice of Sonnenblick Goldman, a New York headquartered real estate investment bank, and until December 2007 served as China managing director and regional principal of the firm. Since July 2008, Mr. Marks has served as an independent director of Genesis Pharmaceuticals Enterprises, Inc., a manufacturer and distributor of chemical and herbal drugs throughout China. Since October 2007, Mr. Marks has served as an independent director of China Housing & Land Development, Inc., a developer of residential and commercial property in Shaanxi Province, China. In September 2002, Mr. Marks founded the Shanghai office of Horwath Asia Pacific, a hotel and tourism advisory firm affiliated with Horwath International, and currently serves as its director and Shanghai representative. From June 1999 to November 2004, Mr. Marks served as a director of Metro Education in China. Mr. Marks graduated with a Bachelor of Commerce and Masters of Commerce from the University of the Witwatersrand in Johannesburg, South Africa in 1994 and 1997, respectively. In 1998, Mr. Marks graduated with a Bachelor of Arts in psychology from the University of South Africa.

Mr. Alex Fan, 52, has served as an independent director and audit committee financial expert (as such term is defined under applicable SEC regulations) of MK Cayman since July 2009. Mr. Fan currently serves as a director in Golden Coast Bank, a community bank in Long Beach, since February 2009. . Since January 2004, Mr. Fan has served as the president of Crestridge Consulting, Inc., a provider of financial and management consulting services. From 1990 to 2003, he worked as a partner of Chen & Fan, Accountancy Corporation, where he was in charge of audit, review and consulting services. Mr. Fan received a Master of Science in accounting from University of Wisconsin in 1981, and he received a Bachelor of Business Administration from National Taiwan University in 1979. He has been a member of the American Institute of Certified Public Accountants since 1988.

Mr. Andrew Ryan, 50, has served as an independent director and audit committee member of MK Cayman since July 2009. Mr. Ryan is a co-founding partner of Salisbury & Ryan LLP, a New York based commercial law firm established in 1993 that specializes in corporate transactional work, commercial litigation and arbitration. He has also worked as a director and the general counsel of Numerex Corporation, an Atlanta based M2M communications network company which is listed on Nasdaq, since 1999. Mr. Ryan received his bachelor’s degree in history from Lafayette College in 1981 and his law degree from Dickinson School of Law, Pennsylvania State University in 1984.

Mr. Linzhen Xie, 69, has served as an independent director and audit committee member of MK Cayman since July 2009. Since January 2009, Mr. Xie has served as an independent director and a member of audit committee and remuneration committee of SIM Technology Group Limited, a company listed on the Main Board of Hong Kong Stock Exchange that specializes in mobile phone design and wireless communication. Mr. Xie has served as the executive director and chief scientist of CECT-Chinacomm Communications Co., Ltd., a provider of wireless and telecommunication services, since 2006. Mr. Xie has also served as the vice president of China Mobile Communication Association since 2003 and a standing member of Communication Science and Technology Committee of the Ministry of Industry and Information Technology of China since 2002. From 2002 to 2004, Mr. Xie was the chairman of the board of Chinacom Zhihuidao Internet Service Limited, an operator of internet cafe chain stores, while he also served as a director of Yunan Jinshikong Mobile Telecommunication Technology Limited, a mobile phone manufacturer. From 1998 to 2002, he served as a deputy director general of Information Technology Products Department in the Ministry of Information Industry. He also worked as a director of China National Laboratory on Local Area Network and Advanced Optical System from 1995 to 2002. Mr. Xie received his master’s degree in physics from Peking University in 1963.

Ms. Mofang Li, 63, has served as an independent director of MK Cayman since July 2009. Ms. Li has served as a director of Aspire Holdings Limited, a company specializing in wireless data business, since 2002. Ms. Li has been a member of the Development Strategy Committee of China Mobile Communication Corporation since 2006, the chairman of the Technology Advisory Committee of China Mobile Communication Corporation since 2002, a member of the Advisory Committee for the State Informatization since 2002 and a senior member of the Wireless and Mobile Communication Committee of China Institute of Communication since 2001. From 2000 to 2006, Ms. Li worked as the chief engineer of China Mobile Communication Corporation. Ms. Li received her bachelor’s degree of radar anti-jamming from China Northwestern Telecommunication and Engineering Institute in 1969.

Voting Agreement

The MK Cayman board of directors consists of seven directors. Upon the closing of the Business Combination in July 2009, the Pypo shareholders designated six directors to MK Cayman’s board, or the Pypo directors, and the board of Middle Kingdom designated a seventh director, or the Middle Kingdom Director. Of the six Pypo Directors, at least three were required to be “independent directors” as defined by NASDAQ Marketplace Rules, provided that a majority of independent directors then serving on the MK Cayman board could amend, modify or terminate the requirement that the Pypo shareholders designate six directors and the number of those six who must be independent directors. As of the record date, the Pypo nominated directors were Mr. Kuo Zhang, Mr. Dongping Fei, Mr. Alex Fan, Mr. Andrew Ryan, Mr. Linzhen Xie and Ms. Mofang Li. The Middle Kingdom Director was Michael Marks.

At the closing of the Business Combination, Arch, Capital Ally, Mr. Marks and Mr. Tanenbaum as representatives of Middle Kingdom, and MK Cayman entered into a voting agreement. The voting agreement provides that, until March 31, 2011 (or March 31, 2012 if the shares subject to the earn-out provision have not been issued prior to such date) at any meeting called or action taken for the purpose of electing directors to the MK Cayman board of directors, Arch and Capital Ally will agree to vote for one director nominated by Mr. Marks and Mr. Tanenbaum on behalf of the Middle Kingdom stockholders.

Independence of Directors

MK Cayman has a majority of independent directors, as it would be required to have if MK Cayman were listed on NASDAQ. The NASDAQ listing standards define an “independent director” generally as a person, other than an officer of a company, who does not have a relationship with the company that would interfere with the director’s exercise of independent judgment.

Committees of the Board of Directors

MK Cayman has established the audit committee and intends to form a compensation committee. MK Cayman have adopted a charter for audit committee and will adopt a charter for compensation committee upon establishment of the compensation committee. Each committee’s members and functions are described below.

Audit Committee.  MK Cayman’s audit committee consists of Messrs. Alex Fan, Andrew Ryan and Linzhen Xie. Mr. Fan is the chair of the audit committee. The board of directors of MK Cayman has determined that all of the audit committee members satisfy the “independence” requirements of Rule 10A-3 under the Securities Exchange Act of 1934, as amended, and Rule 5605 of Nasdaq Stock Market, Marketplace Rules. In addition, board of directors of MK Cayman has determined that Mr. Fan is a “financial expert,” as defined by Regulation S-K promulgated by the SEC. The purpose of the audit committee is to assist the board of directors of MK Cayman with its oversight responsibilities regarding: (i) the integrity of financial statements of Pypo, (ii) Pypo’s compliance with legal and regulatory requirements, (iii) the independent auditor’s qualifications and independence, and (iv) the performance of Pypo’s internal audit function and independent auditor. The audit committee will be responsible for, among other things:

•	selecting the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors
•	reviewing with the independent auditors any audit problems or difficulties and management’s response thereto;
•	reviewing and approving all proposed related party transactions;
•	discussing the annual audited financial statements with management and the independent auditors;
•	reviewing major issues as to the adequacy of internal controls; and
•	meeting separately and periodically with management and the independent auditors.

Compensation Committee.  MK Cayman’s compensation committee will consist of Messrs. Linzhen Xie and Mofang Li. Ms. Mofang Li will be the chair of the compensation committee. MK Cayman has determined that Messrs. Xie and Li satisfy the “independence” requirement of Rule 5605 of Nasdaq Stock Market, Marketplace Rules. The purpose of the compensation committee will be, among other things, to discharge the responsibilities of the board of directors of MK Cayman relating to compensation of MK Cayman’s directors and executive officers, including reviewing and evaluating and, if necessary, revising the compensation plans, policies and programs of the company adopted by the management. The chief executive officer of MK Cayman may not be present at any committee meeting during which his compensation is deliberated. MK Cayman will adopt a compensation committee charter, pursuant to which the compensation committee will be responsible for, among other things:

•	reviewing and approving the total compensation package for the chief executive officer of MK Cayman:
•	reviewing and recommending to the board with respect to the compensation of the directors of MK Cayman; and
•	reviewing periodically and approving any long-term incentive compensation or equity plans, programs or similar arrangements.

Compensation Committee Interlocks and Insider Participation

MK Cayman currently does not have a compensation committee, and, until the compensation committee is formed, the independent directors shall perform such functions. The compensation committee members will be Messrs. Xie and Li. None of the members who serves as independent directors on the MK Cayman board of directors has at any time during the prior fiscal year been an officer or employee of MK Cayman. None of MK Cayman’s executive officers currently serves or in the prior fiscal year has served as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as independent directors on the MK Cayman board of directors.

Terms of Directors and Officers

Except as otherwise provided by law, vacancies on our board may be filled by the affirmative vote of a majority of the directors then in office, or by shareholders. A director elected by the board to fill a vacancy shall hold office only until our next annual general meeting and shall then be eligible for re-election.

Compensation of Officers and Directors

Compensation of Officers and Directors of Middle Kingdom

No executive officer of Middle Kingdom has received any cash or non-cash compensation for services rendered to Middle Kingdom. Each executive officer has agreed that he will not receive any cash or non-cash compensation prior to the consummation of a business combination.

During the fiscal year ended December 31, 2007, Middle Kingdom paid several of its officers and directors and/or their affiliated companies aggregate fees of $7,500 per month for general and administrative services, including office space, utilities and secretarial support in the PRC and Atlanta, Georgia. The administrative fee of $7,500 per month is allocated among Primus Capital LLC, an affiliate of Mr. Tanenbaum (the Chief Executive Officer of Middle Kingdom); Mr. Marks (the President of Middle Kingdom); MTP Holdings Ltd., an affiliate of Messrs. Yao (an officer and director of Middle Kingdom), Chai (an officer of Middle Kingdom) and Ding (an officer of Middle Kingdom); and Mr. Lam (an officer and director of Middle Kingdom).

Middle Kingdom’s directors have not received and do not currently receive any cash or non-cash compensation for their service as members of the board of directors.

Compensation of Officers and Directors of Pypo

Compensation Discussion and Analysis

This section discusses the compensation Pypo paid in previous fiscal years to certain executive officers and significant employees who will serve as executive officers or significant employees of MK Cayman upon consummation of the business combination. These individuals include: (i) Mr. Fei and Mr. Leong, who served as the chief executive officer and chief financial officer, respectively, of Pypo Beijing during fiscal 2009 and who will continue to serve in such position for MK Cayman following consummation of the business combination, and (ii) Pypo’s three next most highly paid executive officers during fiscal 2009 who will also serve as directors or officers of MK Cayman, collectively, the named executive officers. Prior to hiring Mr. Leong in August 2008, Pypo did not have a chief financial officer, as Mr. Fei, Pypo’s chief executive officer, performed the functions of Pypo’s chief financial officer prior to Mr. Leong’s retention.

Determination of Compensation

Pypo does not have a compensation committee, and Pypo’s board of directors has made all compensation decisions regarding Pypo’s named executive officers. Compensation decisions with respect to Pypo’s named executive officers have historically focused on attracting and retaining individuals who could help Pypo meet and exceed its financial and operational goals. When setting individual compensation levels for such named executive officers, Pypo’s board of directors considered, among other factors, the growth of the company, individual performance, market trends and the board’s desire to maintain an equal and consistent compensation structure for its senior management team.

With respect to Messrs. Zhang, Fei, Zhou and Wan, Pypo’s board of directors received compensation recommendations from Mr. Fei, Pypo’s chief executive officer. Pypo’s board of directors reviewed these recommendations, proposed adjustments and, subject to any review it deemed appropriate, approved compensation packages for Pypo’s named executive officers. Pypo’s board of directors also considered certain qualitative factors in determining each named executive officer’s compensation, including, but not limited to, each such officer’s contribution to the achievement of Pypo’s financial goals and management ability and experience, as well as the competitiveness of such officer’s total compensation in the market based on his respective responsibilities. In addition, given the start-up nature of Pypo’s business and Pypo’s desire to maintain a cooperative, team-based culture, Pypo’s board of directors sought to maintain an equal and consistent compensation structure among its named executive officers. Accordingly, Pypo paid each of the named executive officers (other than Mr. Leong) the same compensation of base salary and annual bonus in fiscal 2007, fiscal 2008 and fiscal 2009.

With respect to Mr. Leong’s compensation, upon hiring Mr. Leong in August 2008, Pypo’s board of directors followed a process similar to that used to make compensation decisions for Pypo’s other named executive officers. Mr. Fei, Pypo’s chief executive officer, presented a compensation recommendation with respect to Mr. Leong’s salary and bonus. Pypo’s board of directors also considered certain qualitative factors, including, but not limited to, Mr. Leong’s expected contribution to the achievement of Pypo’s financial goals, Mr. Leong’s management ability and experience, and the competitiveness of Mr. Leong’s total compensation in the market based on his responsibilities. In addition, given the start-up nature of Pypo’s business and Pypo’s desire to maintain a cooperative, team-based culture, Pypo’s board of directors sought to generally maintain an equal and consistent compensation structure among its named executive officers, including Mr. Leong.

With these objectives in mind, Pypo’s board of directors determined that Pypo would pay Mr. Leong a slightly reduced combination of annual base salary and annual bonus compared to the other named executive officers, prorated for his partial year of employment, as further described in the section entitled “Summary Compensation Table” below. In making its determination, the board sought to maintain an equal and consistent compensation structure among its named executive officers, while acknowledging that Mr. Leong had spent less time working at Pypo than the other named executive officers. As with the other named executive officers, Pypo pays Mr. Leong’s annual bonus as a fixed component of compensation, and such bonus is not performance-based.

As a result, Pypo’s board of directors determined that Pypo would pay Mr. Leong a combined annual base salary and bonus of RMB 1,083,333 (or $157,937), or approximately 10% less than the combined annual base salary and bonus paid to Pypo’s other named executive officers (RMB 1,200,000 (or $174,953)). However, to partially compensate Mr. Leong for his lower combined annual base salary and bonus relative to the other named executive officers, Pypo awarded Mr. Leong a slightly higher annual base salary (and correspondingly lower annual bonus), as compared to the other named executive officers. Pypo’s board of directors determined that Mr. Leong would receive an annual base salary of RMB 1,000,000 (or $145,788) (and annual bonus of RMB 83,333 (or $12,149)), while Messrs. Zhang, Fei, Zhou and Wan each received an annual base salary of RMB 708,000 (or $103,222) (and annual bonus of RMB 492,000 (or $71,731)).

Pypo traditionally provided cash compensation, bonuses and contributions to benefit plans to its named executive officers. For fiscal 2007, fiscal 2008 and fiscal 2009, the compensation of Pypo’s named executive officers consisted of a base salary, annual bonus and other benefits, each of which is described in more detail below.

Base Salary

Pypo’s board of directors established base salaries payable to Pypo’s named executive officers with the goal of providing a fixed component of compensation, reflecting the factors described in “— Determination and Compensation” above. The employment agreements for Messrs. Zhang and Fei established minimum base salaries. Ultimately, Pypo determined that its overriding goal was to maintain an equal and consistent compensation structure among senior management. Accordingly, Pypo determined it would pay each of the named executive officers (other than Mr. Leong) the same base salary in fiscal 2007 and fiscal 2008. In fiscal 2009, Pypo slightly decreased the portion of total compensation allocated to base salary for each of the named executive officers (other than Mr. Leong), thereby slightly decreasing their base salaries while increasing their annual bonuses as further described in “— Annual Bonuses” and “Summary Compensation Table” below. For a description of the determination of Mr. Leong’s base salary, see “Compensation of Officers and Directors of Pypo — Determination of Compensation,” above.

Annual Bonuses

Pypo’s board of directors set annual bonuses with the objective of providing additional compensation to its named executive officers, taking into account that annual bonuses are generally taxed at lower PRC tax rates than those imposed on base salaries. As a result, Pypo paid such bonuses as a fixed component of compensation, and such bonuses are not performance-based. Pypo paid such bonuses at the end of each fiscal year, and bonus awards generally were approximately 40% of each named executive officer’s (other than Mr. Leong’s) total compensation. In each of fiscal 2007 and fiscal 2008, approximately RMB 480,000 (approximately US$68,400) of the total compensation of each named executive officer (other than Mr. Leong) consisted of annual bonuses. In fiscal 2009, Pypo slightly increased the annual bonus component of total compensation, such that approximately RMB 492,000 (approximately US$71,731) of the total compensation of each named executive officer (other than

Mr. Leong) consisted of annual bonuses. For a description of the determination of Mr. Leong’s annual bonus, see “Compensation of Officers and Directors of Pypo — Determination of Compensation,” above.

Perquisites and Other Benefits

Pypo provided certain perquisites to named executive officers to attract and retain key executive officers, and to allow certain conveniences to named executive officers faced with the demands of their positions. These perquisites included automobile allowances or the use of company cars. In addition, Pypo’s named executive officers, along with other employees, were entitled to participate in Pypo’s employee benefit plans, including endowment insurance, unemployment, industrial injury insurance, maternity leave and medical plans.

Severance Benefits

Pypo’s named executive officers were entitled to receive severance payments, based on the executive’s remaining employment term, if he or she resigned for certain reasons specified in his or her employment agreement or if Pypo terminated his or her employment without cause.

Summary Compensation Table

The following table lists, in tabular format, summary compensation figures for each of the executive officers named below. This compensation consists of compensation Pypo Beijing paid such individuals.

Fiscal years ended March 31, 2009, 2008 and 2007

Name	Principal Position	Year	Salary	Bonus	Non-Equity Incentive Plan Compensation	All Other Compensation	Total
Kuo Zhang	Chairman of the Board of	2009	$103,222*	$71,731*	—	$470	$175,423
	Directors of Pypo Beijing and	2008	$96,970*	$64,646*	—	$549	$162,165
	Director of Pypo Cayman	2007	$91,278*	$60,852*	—	$517	$152,647
Dongping Fei**	President and Chief	2009	$103,222*	$71,731*	—	$3,487	$178,440
	Executive Officer	2008	$96,970*	$64,646*	—	$2,917	$164,533
		2007	$91,278*	$60,852*	—	$2,156	$154,286
Hengyang Zhou	Executive Vice President	2009	$103,222*	$71,731*	—	$470	$175,423
	and President of Distribution	2008	$96,970*	$64,646*	—	$389	$162,005
		2007	$91,278*	$60,852*	—	$228	$152,358
Francis Kwok	Vice President and	2009	$103,222*	$71,731*	—	—	$174,953
Cheong Wan	President of E-Commerce	2008	$96,970*	$64,646*	—	—	$161,616
		2007	$91,278*	$60,852*	—	—	$152,130
Kim Chuan (“Jackie”)	Vice President and Chief	2009	$97,196*	$12,149*	—	—	$109,345
Leong**	Financial Officer	2008	—	—	—	—	—
		2007	—	—	—	—	—

*	In fiscal 2007, fiscal 2008 and fiscal 2009, Pypo Beijing paid, respectively, RMB 720,000, RMB 720,000 and RMB 708,000 as base salary and RMB 480,000, RMB 480,000 and RMB 492,000 as an annual bonus to each of Messrs. Zhang, Fei, Zhou and Wan. Mr. Leong was hired in August 2008 with the understanding that he would be paid a prorated annual base salary of RMB 1,000,000 and an annual bonus of one month’s salary, or RMB 83,333. Accordingly, in fiscal 2009, Pypo Beijing paid Mr. Leong RMB 666,667 in base salary for the eight months of his employment and an annual bonus of RMB 83,333. The apparent base salary and annual bonus increases for Messrs. Zhang, Fei, Zhou and Wan from fiscal 2007 to fiscal 2008 to fiscal 2009 resulted from year-over-year variation in the RMB to dollar exchange rates. The currency exchange rate is the average rate of exchange of any fiscal year, based on the exchange rates quoted by the People’s Republic of China. See “Summary — Currency Conversion Rates.”
**	Prior to hiring Mr. Leong in August 2008, Pypo did not have a chief financial officer, as Mr. Fei, Pypo’s chief executive officer, performed the functions of Pypo’s chief financial officer prior to Mr. Leong’s retention.

Compensation of Directors of Pypo Cayman

Pypo Cayman’s non-employee directors have not received and do not currently receive any cash or non-cash compensation for their service as members of the board of directors. Following the consummation of the business combination, non-employee directors of MK Cayman will receive compensation for their services as directors.

The following table lists, in tabular format, summary compensation figures for each of Pypo Beijing’s non-employee directors named below. Fiscal year ended March 31, 2009

Name	Principal Position	Year	Salary	Total
Yuen Kam	Director	2009	$52,486	$52,486
Samuel Kong	Director	2009	$52,486	$52,486
Clement Kwong	Director	2009	—	—
Ting Zheng	Director	2009	$52,486	$52,486

Employment Agreements with Executive Officers

Each of Mr. Zhang and Mr. Fei has entered into an employment agreement with Pypo Cayman and each of Mr. Zhou and Mr. Wan has entered into an employment agreement with Pypo Beijing. The employment agreements became effective on the date of the consummation of the Business Combination and are for terms of three years. Mr. Zhang is employed as the chairman of the board of MK Cayman; Mr. Fei is employed as the chief executive officer of MK Cayman; Mr. Zhou is employed as the executive vice president of Pypo Beijing and president of distribution; and Mr. Wan is employed as the vice president of Pypo Beijing and president of e-commerce.

Each executive receives an initial base salary of approximately $174,000 (calculated at the exchange rate as of the date of the merger agreement), an amount equal to his base salary and annual bonus, in RMB, at Pypo Beijing for fiscal 2009. The boards of directors of Pypo Cayman and Pypo Beijing may adjust base salaries annually to reflect increases in the cost of living. An executive’s base salary may also be increased if the executive’s workload substantially increases as a result of an expansion in the business of his employer or its subsidiaries or controlled affiliates. In addition, an executive’s base salary may be correspondingly adjusted if the salaries of all other employees of his employer or its subsidiaries and its controlled affiliates are adjusted.

Each executive’s employment agreement provides for an annual bonus based on the executive’s performance and the financial performance of his employer. Annual bonuses will be determined by each employer in its sole discretion and will be approved by its board of directors. Subject to the approval of its board of directors, each employer may also grant share options or other equity incentives to the executives.

Pursuant to the employment agreements, the employer will pay tuition and other costs, including a reasonable living allowance, arising from an executive’s enrollment in any full-time or part-time business study program at an appropriate university and in a subject relevant to the executive’s scope of work. An executive’s enrollment in such a program will require prior approval by his employer’s board of directors, in the case of Mr. Fei or Mr. Zhang, or his employer’s chief executive officer, in the case of Mr. Zhou or Mr. Wan.

Each executive will also be eligible to participate in the benefits generally made available to the employer’s executives in accordance with the benefit plans established by the employer. In addition, the employer will pay for life insurance and medical insurance policies for the benefit of each executive.

If an executive’s employment agreement terminates as a result of the death of the executive, or if an employer terminates an executive’s employment based on the executive’s disability, the employer will pay the executive, or his beneficiaries or estate, as applicable, an amount equal to 18 months’ base salary plus the full amount of any compensation to which the executive was entitled as of the date of termination. If an executive suffers an industrial injury (as defined under applicable PRC laws), the employer will not be able to terminate the executive’s employment without the executive’s consent. If the executive consents to such termination, the employer will pay the executive an amount equal to 18 months’ base salary plus the full amount of any compensation to which the executive was entitled as of the date of termination.

If an employer dismisses an executive without cause (as defined by the PRC Labor Law), or if an executive terminates his employment for good reason (as defined in his employment agreement), the employer will pay the executive the product of his monthly base salary and the number of years the executive was employed pursuant to his employment agreement plus five. If an executive terminates his employment other than for good reason, the executive will be entitled to a contribution bonus in an amount determined by the employer and approved by its board of directors. A contribution bonus shall not exceed the product of the executive’s monthly base salary and the number of years the executive was employed pursuant to his employment agreement plus five. If an executive’s employment agreement expires in accordance with its term without earlier termination or extension, the executive will be eligible to receive an amount equal to eight months’ base salary.

Each of the employment agreements provides for the protection of confidential information and contains non-competition and non-solicitation provisions applicable for a term of 24 months following the termination of the executive’s employment. Each executive will continue to receive his base salary during the term of the non-competition and non-solicitation provisions in consideration of his fulfilling his obligations thereunder.

Employees

As of June 30, 2009, Pypo had approximately 5,470 full-time employees. Of these employees, approximately 190 worked in management positions, approximately 4,120 worked in sales and marketing and approximately 1,160 worked in finance and administration.

MK Cayman may adopt a share incentive plan under which it may grant shares or warrants to qualified employees in an amount up to 6% of the total outstanding shares of the combined company, which would likely vest over a period of three to four years.

The full-time employees of Pypo Cayman’s subsidiaries incorporated in the PRC and its variable interest entity subsidiary, Beijing Funtalk, are entitled to staff welfare benefits, including medical care, welfare subsidies, unemployment insurance and pension benefits. These companies are required to accrue for these benefits based on certain percentages of the employees’ salaries in accordance with the relevant regulations, and to make contributions to the state-sponsored pension and medical plans out of the amounts accrued for medical and pension benefits. The total amounts charged to the statements of operations for such employee benefits amounted to approximately $1.8 million, $1.8 million and $2.5 million for the years ended March 31, 2007, 2008 and 2009, respectively. The PRC government is responsible for the medical benefits and ultimate pension liability to these employees.

MK Cayman and its subsidiaries have no other obligation to make payments in respect of retirement benefits of the employees.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Middle Kingdom Related Party Transactions

Prior to Middle Kingdom’s IPO, Middle Kingdom issued 750,000 shares of its common stock at a purchase price of $.03 per share and 90,450 Series A units (consisting of one share of common stock and five Class A warrants) at a purchase price of $8.00 per unit to the individuals and entities set forth below.

Name	Number of Shares of Common Stock	Number of Series A Units	Relationship to Middle Kingdom
High Capital Funding LLC	281,250	51,652	Messrs. Rapaport and Brasch are affiliates of High Capital Funding, LLC.
Bernard J. Tanenbaum III	121,875	10,174	Chief Executive Officer and Director
Michael Marks(1)	121,875	10,174	President and Director
MTP Holdings Ltd.(2)	75,000	6,261	Executive Officers and Director(1)
Allan Shu Cheuk Lam(3)	75,000	6,261	Executive Vice President and Director
Anthony Ng	37,500	3,130	Chairman of the Board of Directors
David A. Rapaport	18,750	2,015	Secretary and Director
Fred A. Brasch	18,750	783	Chief Financial Officer

(1)	These securities are held in the name of Gedeon International Limited. Mr. Marks has voting and dispositive control over these securities.
(2)	These securities are held in the name of MTP Holdings Ltd. and represent the aggregate amount beneficially owned by Messrs. Yao, Chai, and Ding. Mr. Yao is a director and executive officer of the company and Messrs. Chai and Ding are executive officers.
(3)	These securities are held 50% in the name of Supreme Ocean Development Limited, of which Mr. Lam has voting and dispositive control, and 50% by Mr. Lam directly.

The holders of the majority of these shares are entitled to make up to three demands that Middle Kingdom register them for resale, and upon completion of the business combination, MK Cayman will assume the obligations of Middle Kingdom to register these shares. The holders of the majority of these shares may elect to exercise these registration rights at any time after the date on which these shares of common stock are released from escrow. In addition, these stockholders have certain “piggy-back” registration rights on registration statements filed subsequent to the date on which these shares of common stock are released from escrow. Upon completion of the business combination, MK Cayman will bear the expenses incurred in connection with the filing of any such registration statements.

Middle Kingdom has an agreement to pay several of its officers and directors and/or their affiliated companies aggregate fees of $7,500 per month for general and administrative services, including office space, utilities and secretarial support in the PRC and Atlanta, GA. The administrative fee of $7,500 per month is allocated among Primus Capital LLC, an affiliate of Mr. Tanenbaum, Middle Kingdom’s CEO; Mr. Marks, Middle Kingdom’s President; MTP Holdings Ltd., an affiliate of Messrs. Yao (an officer and director of Middle Kingdom), Chai (an officer of Middle Kingdom), and Ding (an officer of Middle Kingdom); and Mr. Lam (an officer and director of Middle Kingdom).

Middle Kingdom will reimburse its officers and directors for any reasonable out-of-pocket business expenses incurred by them in connection with certain activities on its behalf, such as identifying and investigating possible target businesses and business combinations. There is no limit on the amount of accountable out-of-pocket expenses reimbursable by Middle Kingdom, which will be reviewed only by Middle Kingdom’s board or a court of competent jurisdiction if such reimbursement is challenged.

Pursuant to the agreements and arrangements discussed in the foregoing two paragraphs, as of December 31, 2008, Middle Kingdom has made the following payments to its officers, directors and other related parties:

Officer, Director or Related Party	Travel & Expenses	Management Fees	Total
Allan Lam	$11,715	$28,268	$39,983
Anthony Ng	$3,650		$3,650
Alex Chun Yao	$23,956	$28,268	$52,224
Bernard J. Tanenbaum III	$186,451	$63,910	$250,361
David Rapaport	$6,124		$6,124
Erick Yan Qi Chai	$1,730		$1,730
Fred Brasch	$20,608		$20,608
Harold Zhi Ping Ding	$136		$136
High Capital Funding LLC(1)	$13,925		$13,925
Michael Marks	$158,938	$63,910	$222,848
TOTAL:	$427,233	$184,356	$611,589

(1)	Excludes amounts for Messrs. Rapaport and Brasch, who are listed separately.

All of the shares held by Middle Kingdom’s officers, directors and/or their affiliated companies owned prior to the IPO were placed into an escrow account. Subject to certain limited exceptions, the 750,000 shares of common stock purchased by management and Middle Kingdom’s principal stockholder prior to the IPO for $0.03 per share will not be transferable during the escrow period and will not be released from escrow until December 13, 2009. The 90,450 common shares and the 226,125 Class A warrants underlying the 90,450 Series A units (226,125 Class A warrants underlying the Series A units will be transferred upon the closing of the business combination), will not be released from escrow until the earlier of (i) the completion of a business combination or (ii) liquidation.

As set forth below, certain of Middle Kingdom’s officers and directors, and its principal sponsor advanced Middle Kingdom a total of $228,949 to pay accounts payable that would otherwise be payable at the closing of the business combination. The loans are interest free and are repayable upon the earlier of the (a) consummation of the proposed business combination with Pypo, (b) the dissolution of Middle Kingdom or (c) September 30, 2009. To date, no repayments have been made on any of the advances.

Officer, Director or Sponsor	Date of Advance	Principal Amount
Fred Brasch	December 23, 2008	$1,980
Bernard J. Tanenbaum III	December 23, 2008	$26,000
David A. Rapaport	December 24, 2008	$5,094
Michael Marks	December 29, 2008	$12,861
High Capital Funding LLC	November 24, 2008	$50,000
High Capital Funding LLC	December 23, 2008	$42,000
High Capital Funding LLC	January 26, 2009	$38,582
Allan Lam	February 19, 2009	$15,830
Anthony Ng	February 24, 2009	$7,913
Michael Marks	March 10, 2009	$12,860
MTP Holdings Ltd.	April 6, 2009	$15,829
TOTAL:		$228,949

For a discussion of the interests of the Middle Kingdom executive officers and directors in the business combination, see “Summary — Interest of Middle Kingdom Officers and Directors in the Business Combination.”

Pypo Related Party Transactions

Certain Agreements and Contractual Arrangements between Pypo and Beijing Funtalk and/or Its Shareholders

Pypo operates its retail chain stores through Beijing Funtalk, a consolidated variable interest entity established in November 2007. Pypo established Beijing Funtalk to enable Pypo to access capital from sources outside of the PRC while maintaining compliance with PRC laws.

Prior to September 8, 2008, each of Mr. Hui Liu and Mr. Fei owned 50% of the outstanding shares in Beijing Funtalk. On September 1, 2008, Mr. Liu entered into a share transfer agreement pursuant to which Mr. Liu transferred his shares in Beijing Funtalk to Mr. Zhikuan Guan. Mr. Guan became a 50% shareholder in Beijing Funtalk on September 8, 2008 when the share transfer became effective. Mr. Fei is a co-founder of Pypo Beijing and currently serves as its Chief Executive Officer.

Pypo Beijing exercises effective control over the day-to-day operations and financial affairs of Beijing Funtalk, appoints key personnel (subject to shareholder approval) and receives substantially all of the revenues generated by Beijing Funtalk through the contractual arrangements described below, including:

•	the exclusive business cooperation agreement between Pypo Beijing and Beijing Funtalk;
•	the equity interest pledge agreements among Pypo Beijing, Beijing Funtalk and each of Mr. Guan and Mr. Fei;
•	the exclusive option agreements among Pypo Beijing, Beijing Funtalk and each of Mr. Guan and Mr. Fei;
•	the powers of attorney executed in favor of Pypo Beijing by each of Mr. Guan and Mr. Fei; and
•	the loan agreements among Pypo Beijing, Beijing Funtalk and each of Mr. Guan and Mr. Fei.

Each of Pypo Beijing and Beijing Funtalk is a distinct, independent legal entity under the laws of the PRC, and neither party is subject to the liabilities of the other party.

Exclusive Business Cooperation Agreement

On September 1, 2008, Pypo Beijing and Beijing Funtalk entered into an exclusive business cooperation agreement (which replaced a similar agreement dated December 26, 2007 under which no payments were made). Under the exclusive business cooperation agreement, Beijing Funtalk granted to Pypo Beijing exclusive rights to provide business support and technical and consulting services related to Beijing Funtalk’s business operations. In consideration for these services, Beijing Funtalk agreed to pay Pypo Beijing annual service fees equal to a percentage of Beijing Funtalk’s audited total amount of operational income for each year, as set forth in the agreement.

Pypo Beijing (represented by Mr. Zhang) and Beijing Funtalk (represented by Mr. Fei) negotiate the percentage of audited total operational income at the end of each fiscal year. For fiscal 2009, in furtherance of Beijing Funtalk’s goal of preserving funding for further expansion of its retail business, the percentage was zero. The audited total amount of operational income of Beijing Funtalk will be reflected in Pypo’s audited financial statements in accordance with applicable accounting standards. The percentage may be subsequently adjusted from time to time as agreed in writing by Pypo Beijing and Beijing Funtalk. In addition, the agreement provides that Pypo Beijing will retain exclusive ownership of and rights to intellectual property developed by either Pypo Beijing or Beijing Funtalk during the term of and in connection with the agreement.

The agreement has an initial ten-year term and is renewable at Pypo Beijing’s election. Pypo Beijing shall be entitled to terminate the agreement by delivering a 30-day advance notice to Beijing Funtalk at any time during the term of this agreement. Beijing Funtalk shall not terminate the agreement during its term unless Pypo Beijing commits an act of gross negligence or fraud against Beijing Funtalk. As of March 31, 2009, Beijing Funtalk had not made any payments to Pypo Beijing under the agreement. Beijing Funtalk does not expect to make any payment under the agreement.

Equity Interest Pledge Agreements

On September 1, 2008, Mr. Fei, Pypo Beijing and Beijing Funtalk entered into an amended and restated equity interest pledge agreement (which replaced a similar equity interest pledge agreement dated December 26, 2007). Pursuant to the amended and restated equity interest pledge agreement, Mr. Fei pledged all of his rights (including voting rights) and equity interests in Beijing Funtalk to Pypo Beijing as security for Beijing Funtalk’s performance of its obligations under the exclusive business cooperation agreement.

On September 8, 2008, Mr. Guan, Pypo Beijing and Beijing Funtalk entered into an equity interest pledge agreement pursuant to which Mr. Guan pledged all of his rights (including voting rights) and equity interests in Beijing Funtalk to Pypo Beijing as security for Beijing Funtalk’s performance of its obligations under the exclusive business cooperation agreement.

On March 3, 2009, Mr. Fei, Mr. Guan, Pypo Beijing and Beijing Funtalk entered into an equity interest pledge agreement for the purpose of registering the pledge of Mr. Fei’s and Mr. Guan’s equity interest in Beijing Funtalk to Pypo Beijing with the local authority, which was supplemented by a supplementary agreement by and among Mr. Fei, Pypo Beijing and Beijing Funtalk, dated March 3, 2009, and a supplementary agreement by and among Mr. Guan, Pypo Beijing and Beijing Funtalk, dated March 3, 2009, or collectively, the 2009 Beijing Funtalk Equity Interest Pledge Agreements. The 2009 Beijing Funtalk Equity Interest Pledge Agreements amended, superseded and restated the equity interest pledge agreements dated September 1, 2008 and September 8, 2008 in their entirety.

Under the 2009 Beijing Funtalk Equity Interest Pledge Agreements, if Beijing Funtalk or any of its shareholders breaches the terms of such agreements, Pypo Beijing, as pledgee, shall be entitled to sell the pledged equity interests and pursue other available remedies. In addition, each of the shareholders of Beijing Funtalk has agreed not to transfer, sell, pledge, dispose of or otherwise encumber its equity interests in Beijing Funtalk without the prior written consent of Pypo Beijing. During the term of the 2009 Beijing Funtalk Equity Interest Pledge Agreements, Pypo Beijing is entitled to collect dividends generated by the pledged equity interests. The term of each of the 2009 Beijing Funtalk Equity Interest Pledge Agreements expires upon the completion by Beijing Funtalk of its obligations under the exclusive business cooperation agreement between Pypo Beijing and Beijing Funtalk.

Exclusive Option Agreements

On September 1, 2008, Mr. Fei, Pypo Beijing and Beijing Funtalk entered into an amended and restated exclusive option agreement (which replaced a similar exclusive option agreement dated December 26, 2007). Pursuant to the amended and restated exclusive option agreement, Mr. Fei irrevocably granted to Pypo Beijing or its designee a non-assignable option to purchase from Mr. Fei, as a shareholder of Beijing Funtalk, all or any portion of his equity interests in Beijing Funtalk to the extent permitted by PRC law.

On September 8, 2008, Mr. Guan, Pypo Beijing and Beijing Funtalk entered into an exclusive option agreement pursuant to which Mr. Guan irrevocably granted to Pypo Beijing or its designee a nonassignable option to purchase from Mr. Guan, as a shareholder of Beijing Funtalk, all or any portion of his equity interests in Beijing Funtalk to the extent permitted by PRC law.

The exercise of purchase rights under each of the exclusive option agreements with Messrs. Fei and Guan is subject to:

•	the release of the restrictions on foreign investments in the value-added telecommunications industry;
•	obtaining approvals from PRC government authorities in connection with companies doing retail business in China with foreign ownership; and
•	other PRC government approval and registration requirements associated with converting a domestic PRC company into a company with foreign ownership.

Pursuant to the terms of the exclusive option agreements, the total exercise price for the equity interests owned by Mr. Guan and Mr. Fei is the then-actual capital contribution paid in the registered capital of Beijing Funtalk at such time by Mr. Guan and Mr. Fei, subject to adjustment based on the required appraisal under PRC law at the time when Pypo Beijing exercises the options. The amount of the actual capital contribution paid in the registered capital of Beijing Funtalk may change depending on the equity interest Mr. Fei then holds in Beijing Funtalk. Assuming both the capital structure of Beijing Funtalk and Mr. Fei’s holdings in Beijing Funtalk (a 50% shareholder) remain unchanged when Pypo Beijing exercises the option, the maximum exercise price for Pypo Beijing to acquire all of Mr. Fei’s equity interests in Beijing Funtalk will be RMB5,000,000 (or approximately $712,352). Under the same analysis, the maximum exercise price for Pypo Beijing to acquire all of Mr. Guan’s equity interests in Beijing Funtalk will also be RMB5,000,000 (or approximately $712,352).

Each exclusive option agreement has an initial term of ten years and is renewable at Pypo Beijing’s election. Additionally, the exclusive option agreements provide that, without the prior written consent of Pypo Beijing:

•	neither Beijing Funtalk nor any of its shareholders shall sell, transfer, pledge, encumber, grant a security interest in or otherwise dispose of any of its assets, business divisions, capital or equity interests;
•	Beijing Funtalk shall not merge or consolidate with, invest in or purchase or invest in any other entity; and
•	Beijing Funtalk shall not pay any dividends to its shareholders.

Powers of Attorney

In September 2008, as a shareholder of Beijing Funtalk, Mr. Guan executed an irrevocable power of attorney authorizing Pypo Beijing to vote all of the Beijing Funtalk shares held by him on his behalf on all matters subject to a shareholder vote. Mr. Fei also executed an irrevocable power of attorney (which replaced a similar power of attorney dated December 26, 2007), and authorized Pypo Beijing to vote all of the Beijing Funtalk shares held by him on his behalf on all matters subject to a shareholder vote. Each of the powers of attorney shall remain effective until Mr. Guan or Mr. Fei (as applicable) ceases to be a shareholder of Beijing Funtalk.

Loan Agreements

On December 26, 2007, Pypo Beijing and Beijing Funtalk entered into two loan agreements, pursuant to which Pypo Beijing provided each of Mr. Liu (the “Liu Loan”) and Mr. Fei (the “Fei Loan”) a $633,874 interest-free loan to provide working capital to Beijing Funtalk. Each of the Liu Loan and the Fei Loan requires that the proceeds be used only to furnish working capital to Beijing Funtalk and is secured by the equity pledge agreements described above. The term of each of the Liu Loan and the Fei Loan expires December 25, 2009 and may be extended by mutual agreement of the parties thereto. Mr. Liu repaid the Liu Loan in September 2008 and the Fei Loan was revised as described below.

In connection with the share transfer from Mr. Liu to Mr. Guan, on September 1, 2008, Pypo Beijing and Mr. Guan entered into a loan agreement pursuant to which Pypo Beijing provided a $633,874 interest-free loan to Mr. Guan (the “Guan Loan”). The Guan Loan requires that Mr. Guan may only use the proceeds to pay for the shares that Mr. Liu transferred to Mr. Guan. The term of the Guan Loan expires August 31, 2018, which the parties may mutually agree to extend. Under the Guan Loan, except in the case of liquidation of Beijing Funtalk (in which case Mr. Guan shall use all the residuary estate of Beijing Funtalk after liquidation to repay the loan), Mr. Guan may only repay the loan (i) after Pypo Beijing has exercised its option to acquire Mr. Guan’s equity interests in Beijing Funtalk pursuant to the exclusive option agreement among Mr. Guan, Beijing Funtalk and Pypo Beijing, and (ii) using the proceeds Mr. Guan would receive from Pypo Beijing as consideration for such transfer of his equity interest in Beijing Funtalk. As of June 30, 2009, Mr. Guan had not repaid any amounts outstanding under the Guan Loan.

The Guan Loan shall become immediately due and payable if:

•	Mr. Guan receives 30 days written notice from Pypo Beijing requesting him to repay the loan;
•	Mr. Guan dies or becomes lacking or limited of civil capacity;
•	Mr. Guan ceases to be a shareholder of Beijing Funtalk;
•	Mr. Guan commits a crime or is otherwise involved in a criminal act;
•	Mr. Guan owes any third party an amount that exceeds RMB 1,000,000 (or approximately $142,470); or

•	Pypo Beijing exercises its option right under the Exclusive Option Agreement among Pypo Beijing, Mr. Guan and Beijing Funtalk dated September 8, 2008.

In connection with the share transfer from Mr. Liu to Mr. Guan, on September 1, 2008, Pypo Beijing and Mr. Fei entered into an amended and restated loan agreement (which replaced the original Fei Loan entered into on December 26, 2007 described above). The amended and restated Fei Loan confirmed the terms of the original Fei Loan and extended the maturity date of such loan to August 31, 2018, which the parties may mutually agree to extend. Under the amended and restated Fei Loan, except in the case of liquidation of Beijing Funtalk (in which case Mr. Fei shall use all the residuary estate of Beijing Funtalk after liquidation to repay the loan), Mr. Fei may only repay the loan (i) after Pypo Beijing has exercised its option to acquire Mr. Fei’s equity interests in Beijing Funtalk pursuant to the exclusive option agreement among Mr. Fei, Beijing Funtalk and Pypo Beijing, and (ii) using the proceeds Mr. Fei would receive from Pypo Beijing as consideration for such transfer of his equity interest in Beijing Funtalk. As of June 30, 2009, Mr. Fei had not repaid any amounts outstanding under the Fei Loan.

The Fei Loan shall become immediately due and payable if:

•	Mr. Fei receives 30 days written notice from Pypo Beijing requesting him to repay the loan;
•	Mr. Fei dies or becomes lacking or limited of civil capacity;
•	Mr. Fei ceases to be an employee of Pypo Beijing, Beijing Funtalk or Beijing Funtalk’s affiliated entities, or a shareholder of Beijing Funtalk;
•	Mr. Fei commits a crime or is otherwise involved in a criminal act;
•	Mr. Fei owes any third party for an amount that exceeds RMB 1,000,000 (or approximately $142,470); or
•	Pypo Beijing exercises its option right under the Exclusive Option Agreement among Pypo Beijing, Mr. Fei and Beijing Funtalk dated September 1, 2008.

The Guan Loan and the Fei Loan contain a number of covenants that restrict the actions Mr. Guan or Mr. Fei can take or cause Beijing Funtalk to take, or that require Mr. Guan or Mr. Fei to take or cause Beijing Funtalk to take specific actions. For example, these covenants provide that Mr. Guan and Mr. Fei shall:

•	not transfer, pledge or otherwise dispose of or encumber his equity interest in Beijing Funtalk without the prior written consent of Pypo Beijing (except for the equity interest pledge for the benefit of Pypo Beijing, described above);
•	vote to elect the director and/or executive director candidates nominated by Pypo Beijing;
•	not vote for, or execute any resolutions to approve, any merger or consolidation with any person, or any acquisition of or investment in any person, by Beijing Funtalk without the prior written consent of Pypo Beijing;
•	at the request of Pypo Beijing or a party designated by Pypo Beijing, cause Beijing Funtalk to execute contracts or agreements in cooperation with Pypo Beijing or the party designated by Pypo Beijing;
•	not, without Pypo Beijing’s prior written consent, cause Beijing Funtalk to incur, inherit, guarantee or otherwise allow for the existence of any debt, except for (i) debt incurred in the ordinary course of business or (ii) debt already disclosed to Pypo Beijing for which Pypo Beijing’s written consent has been obtained; and
•	not, without Pypo Beijing’s prior written consent, cause Beijing Funtalk to distribute dividends to shareholders, provided that, upon Pypo Beijing’s written request, Messrs. Guan and Fei may cause Beijing Funtalk to distribute profits in whole or in part to its shareholders.

Certain Agreements and Contractual Arrangements between Pypo, Beijing Dongdian and Beijing Funtalk.

Beijing Funtalk owns 100% of the shares in Beijing Dongdian, which operates Pypo’s e-commerce business through Pypo’s e-commerce website, www.dongdianwang.com. Pypo established Beijing Dongdian to comply with PRC regulations governing telecommunication services, which cover Pypo’s e-commerce business.

Pypo Beijing exercises effective control over the day-to-day operations and financial affairs of Beijing Dongdian, appoints Beijing Dongdian’s key personnel (subject to shareholder approval) and receives substantially all of the revenues generated by Beijing Dongdian through the contractual arrangements described below, including:

•	the exclusive business cooperation agreement between Pypo Beijing and Beijing Dongdian;
•	the equity interest pledge agreement among Pypo Beijing, Beijing Funtalk and Beijing Dongdian;
•	the exclusive option agreement among Pypo Beijing, Beijing Funtalk and Beijing Dongdian; and
•	the power of attorney executed in favor of Pypo Beijing by Beijing Funtalk.

Each of Pypo Beijing, Beijing Dongdian and Beijing Funtalk is a distinct, independent legal entity under the laws of the PRC, and such parties are not subject to the liabilities of the other parties.

Exclusive Business Cooperation Agreement

Under the exclusive business cooperation agreement dated July 28, 2008 between Pypo Beijing and Beijing Dongdian, Beijing Dongdian granted to Pypo Beijing exclusive rights to provide technical support, consulting services and other commercial services related to Beijing Dongdian’s business operations. Beijing Dongdian agreed to pay Pypo Beijing annual service fees equal to a percentage of Beijing Dongdian’s audited total amount of operational income for each year, as set forth in the agreement. Pypo Beijing (represented by Mr. Zhang) and Beijing Dongdian (represented by Mr. Fei) negotiate the percentage of audited total operational income at the end of each fiscal year. For fiscal 2009, in furtherance of Beijing Dongdian’s goal of preserving funding for operation of its e-commerce business, the percentage was zero. The audited total amount of operational income of Beijing Dongdian will be reflected in its audited financial statements in accordance with applicable accounting standards. The percentage may be subsequently adjusted from time to time as agreed in writing by Pypo Beijing and Beijing Dongdian. In addition, the agreement provides that Pypo Beijing will retain exclusive ownership of and rights to intellectual property developed in connection with the performance of the agreement.

The agreement has an initial ten-year term and is renewable at Pypo Beijing’s election. Pypo Beijing may terminate the agreement by delivering a 30-day advance notice to Beijing Dongdian at any time during the term of the agreement. Beijing Dongdian shall not terminate the agreement during its term unless Pypo Beijing commits an act of gross negligence or fraud against Beijing Dongdian. As of March 31, 2009, Beijing Dongdian had not made any payments to Pypo Beijing under the agreement. Beijing Dongdian does not expect to make any payments under the agreement.

Equity Interest Pledge Agreement

Under the equity interest pledge agreement dated August 5, 2008 among Beijing Funtalk, Pypo Beijing and Beijing Dongdian, Beijing Funtalk pledged all of its rights (including voting rights) and equity interests in Beijing Dongdian to Pypo Beijing as security for Beijing Dongdian’s performance of its obligations under the exclusive business cooperation agreement.

On March 3, 2009, Beijing Funtalk, Pypo Beijing and Beijing Dongdian entered into an equity interest pledge agreement for the purpose of registering the pledge of Beijing Funtalk’s equity interest in Beijing Dongdian to Pypo Beijing with the local authority, which was supplemented by a supplementary agreement by and among Beijing Funtalk, Pypo Beijing and Beijing Dongdian, dated March 3, 2009, or collectively, the 2009 Beijing Dongdian Equity Interest Pledge Agreements. The 2009 Beijing Dongdian Equity Interest Pledge Agreements amended, superseded and restated the equity interest pledge agreement dated August 5, 2008 in its entirety.

Under the 2009 Beijing Dongdian Equity Interest Pledge Agreements, if either Beijing Dongdian or Beijing Funtalk breaches the terms of the agreements, Pypo Beijing, as pledgee, will be entitled to sell the pledged equity interests, among other available remedies. In addition, Beijing Funtalk has agreed not to transfer, sell, pledge, dispose of or otherwise encumber its equity interests in Beijing Dongdian without the prior written consent of Pypo Beijing. During the term of the 2009 Beijing Dongdian Equity Interest Pledge Agreements, Pypo Beijing is entitled to collect dividends generated by the pledged equity interest. The term of the 2009 Beijing Dongdian Equity Interest Pledge Agreements, as well as the rights embodied therein, expires upon payment of all obligations due under the exclusive business cooperation agreement between Pypo Beijing and Beijing Dongdian.

Exclusive Option Agreement

On August 5, 2008, Pypo Beijing entered into an exclusive option agreement with Beijing Funtalk and Beijing Dongdian. Under the agreement, Beijing Funtalk irrevocably granted to Pypo Beijing or its designee a non-assignable option to purchase from Beijing Funtalk, as the sole shareholder of Beijing Dongdian, all of its equity interests in Beijing Dongdian, to the extent permitted under PRC law. The exercise of the purchase rights under the exclusive option agreement are subject to (i) the release of the restrictions on foreign investments in the value-added telecommunications industry; and (ii) other PRC government approval and registration requirements associated with converting a domestic PRC company into a company with foreign ownership.

Pursuant to the agreement, the total exercise price for the equity interests owned by Beijing Funtalk is $1.35, subject to adjustment as a result of negotiations based on the required appraisal under PRC law at the time when Pypo Beijing exercises the option. The exclusive option agreement has an initial term of ten years and is renewable at Pypo Beijing’s election. Additionally, the exclusive option agreement provides that, without the prior written consent of Pypo Beijing:

•	neither Beijing Dongdian nor Beijing Funtalk shall sell, transfer, pledge, encumber, grant a security interest in or otherwise dispose of any of the assets, business divisions, or capital or equity interests of Beijing Dongdian;
•	Beijing Dongdian shall not incur, inherit, guarantee or otherwise allow for the existence of any debt, except for (i) debt incurred in the ordinary course of business or (ii) debt already disclosed, to Pypo Beijing to which Pypo Beijing to which Pypo Beijing has consented to in writing;
•	Beijing Dongdian shall not merge or consolidate with or purchase or invest in any other entity; and
•	Beijing Dongdian shall not pay any dividends to its shareholders.

Power of Attorney

Beijing Funtalk, as the sole shareholder of Beijing Dongdian, has executed an irrevocable power of attorney authorizing Pypo Beijing to vote on its behalf all of the Beijing Dongdian equity interests held by Beijing Funtalk on all matters subject to a shareholder vote. The power of attorney shall remain effective until Beijing Funtalk ceases to be the shareholder of Beijing Dongdian.

Private Placements

Since its inception, Pypo Cayman has entered into the following private placements:

In connection with the formation of Pypo Cayman in October 2007, Pypo Cayman issued 500 ordinary shares at the price of $0.0001 per share to each of GM Investment Company Limited, or GM Investment, and Style Technology. The total amount of consideration paid in the private placement was $0.05 by each of GM Investment and Style Technology. Immediately following the initial purchase, GM Investment transferred its 500 ordinary shares in Pypo Cayman to its affiliate China Bright, for the amount of $0.05. Following these transactions, each of Style Technology and China Bright became a 50% shareholder of Pypo Cayman.

The following affiliates of Pypo hold the percentages of equity interests in Style Technology set forth below:

Beneficial Owner	Percentage of Shares Beneficially Owned (%)
Nana Gong (spouse of Mr. Zhang, a director of Pypo Cayman and Pypo Beijing’s current chairman of the board)	64
Dongping Fei	16
Hengyang Zhou	16
Francis Kwok Cheong Wan	4

In October 2007, Pypo HK was formed as a wholly owned subsidiary of Pypo Cayman.

In November 2007, Pypo Cayman issued 91,349,500 of its ordinary shares at a par value of $0.0001 per share to each of Style Technology and China Bright, respectively, in exchange for the transfer of Style Technology’s and China Bright’s equity interests in Pypo Beijing to Pypo HK as described below in “— Transactions with Directors, Shareholders and Affiliates.” As a result of these transactions, Pypo HK became the holding company of Pypo Beijing.

In November 2007, pursuant to the Equity Subscription Agreement dated as of October 15, 2007 by and among Arch, Pypo Cayman, Pypo Beijing, GM Investment, China Bright, Style Technology, Mr. Zhang, Mr. Fei and Mr. Wan, or the Equity Subscription Agreement, Pypo Cayman issued 90,000,000 redeemable ordinary shares to Arch at a price of $1.00 per share, for an aggregate amount of $90.0 million, to facilitate the acquisitions by Pypo of PRC companies engaged in the retailing of digital consumer electronics and related products. Immediately following this transaction, Style Technology, China Bright and Arch became 33.5%, 33.5% and 33% shareholders of Pypo Cayman, respectively. Under the Equity Subscription Agreement, Arch may, in its sole discretion, terminate the purchase and request redemption of all the purchased shares if certain performance targets are not met by March 31, 2008. Upon such redemption request by Arch, Pypo Cayman, Pypo Beijing and Pypo Cayman’s shareholders shall have the joint and several obligation to promptly redeem the purchased shares from Arch, and as consideration thereof, pay Arch $90,000,000 within 60 days of the redemption request, in a manner (including form of payment) satisfactory to Arch. In June 2008, Arch executed a waiver letter to confirm that the March date had been extended through June 30, 2008 in order to give PYPO Cayman additional time to comply with the terms of the equity subscription agreement and to confirm that Arch would not put their shares back since the net profit targets were not met as of March 31, 2008.

In December 2007, Capital Ally received from each of Style Technology and China Bright 91,350,000 ordinary shares in Pypo Cayman at a par value of $0.0001 per share, in exchange for the issuance by Capital Ally to each of Style Technology and GM Investment of 4,900 of its shares at a par value of $1.00 per share. In December 2007, Capital Ally issued 100 ordinary shares at the price of $1.00 per share to each of Style Technology and GM Investment. As a result of these transactions, Capital Ally and Arch became 67% and 33% shareholders, respectively, of Pypo Cayman. Capital Ally became 50% owned by each of GM Investment and Style Technology.

Transactions with Directors, Shareholders and Affiliates

From October 2003 to August 2005, Pypo Beijing made cash advances of approximately $6.6 million to Beijing North Investment Group Limited, a former shareholder of Pypo Beijing. These advances were unsecured, interest-free obligations payable on demand. Pypo Beijing made these advances to meet the short-term working capital requirements of Beijing North Investment Group Limited, which repaid such advances in January 2006.

From April 2005 to March 2006, Pypo Beijing made cash advances of $3.7 million to Beijing East Chuangzhi Technology Development Co., Ltd., a company controlled by Mr. Zhang. These advances were unsecured, interest-free obligations payable on demand. Pypo Beijing made these advances to meet the short-term working capital requirements of Beijing East Chuangzhi Technology Development Co., Ltd., which repaid such advances in November 2006.

As of March 31, 2005, Pypo Beijing had a payable balance of approximately $1.2 million to Beijing Zhiyang East Investment Consulting Co., Ltd., a company controlled by Mr. Zhang, for cash advances to it. In the year ended March 31, 2006, Pypo Beijing received approximately $3.3 million of cash advances from Zhiyang East and repaid approximately $4.7 million of cash advances to Zhiyang East. In fiscal 2007, Pypo Beijing received approximately $1.1 million of cash advances from Zhiyang East and provided approximately $2.6 million of cash advances to Zhiyang East. The advances were unsecured, interest-free obligations and were provided to meet the short-term working capital requirements of Pypo Beijing and Zhiyang East. In July 2007, Zhiyang East repaid the outstanding balance of these cash advances of approximately $1.6 million.

From June 2006 to March 2007, Pypo Beijing made cash advances of approximately $1.1 million to Shidai Tiancheng. Pypo Beijing made these advances to enable the purchase of mobile phones by and to meet the short-term working capital requirements of Shidai Tiancheng.

The cash advances were governed under two different sets of terms. Of the total cash advances of $1.1 million, $0.8 million are governed by an oral agreement and are unsecured, interest-free obligations payable on demand. Pypo Beijing made these cash advances to enable the purchase of mobile phones by, and to meet the short-term working capital requirements of, Shidai Tiancheng. Shidai Tiancheng repaid this $0.8 million in fiscal 2008.

The remaining $0.3 million of these cash advances are governed by a separate agreement and are unsecured, interest-free obligations that Shidai Tiancheng has agreed to repay prior to March 2010. Pypo Beijing made these cash advances to Shidai Tiancheng for the purpose of making a capital contribution to Beijing Pypo Times, the joint venture entity of Shidai Tiancheng and Pypo Beijing.

In July 2007, Pypo Beijing received cash advances of $0.1 million from Beijing Dingtai Jiye Investment Co., Ltd., a company directly controlled by Mr. Zhang. These advances were unsecured, interest-free obligations payable on demand. Beijing Dingtai Jiye Investment Co., Ltd. made these advances to meet the short-term working capital requirements of Pypo Beijing, which repaid them in July 2008.

In December 2007, Pypo Beijing received cash advances of approximately $12.8 million from Beijing Ruizhi Jiye Investment Co., Ltd., a company controlled by Mr. Zhang. These advances were unsecured, interest-free obligations. Pypo Beijing obtained these advances to meet its short-term working capital requirements. Pypo Beijing repaid this loan in March 2008.

In September 2008, Pypo Beijing made cash advances of approximately $1.5 million to Beijing JingJing Medical Equipment Co., Ltd, a company controlled by Golden Meditech, to meet its short-term working capital needs. These advances were unsecured and interest-free obligations. Beijing JingJing Medical Equipment Co., Ltd. repaid this loan in March 2009.

In March 2008, Pypo Cayman entered into loan agreements with each of its direct shareholders, Arch and Capital Ally. The purpose of these agreements was to provide working capital for these shareholders and their respective affiliates, while avoiding certain regulatory filings and restrictions under PRC law:

•	Under a fund transfer agreement, Pypo Cayman, through its affiliate, Pypo Beijing, made cash advances of RMB 150.0 million ($21.4 million under prevailing exchange rates as of the date of the transaction) to Shanghai Zhengda Jingcheng Development Co., Ltd., or Shanghai Zhengda, an entity controlled by Arch. Such advances, or the Arch Cash Advances, were secured, interest-free obligations payable on demand any time prior to the maturity date of December 31, 2008. The fund transfer agreement enabled Arch to provide working capital to Shanghai Zhengda while avoiding certain PRC regulatory restrictions that regulate the foreign investments in PRC companies. These restrictions place administrative burdens on foreign companies such as Arch, a Cayman Islands company, that downstream foreign currency to PRC affiliates, such as Shanghai Zhengda. Arch avoided such regulatory restrictions because Pypo Beijing, which made the cash advances to Shanghai Zhengda, is a PRC entity. In consideration for the Arch Cash Advances, Arch concurrently provided an unsecured, interest-free cash advance of $20.0 million to Pypo Cayman, which Pypo Cayman was required to repay by the maturity date of December 31, 2008.

•	Pypo Cayman utilized the $20.0 million received under the fund transfer agreement described above by loaning such amount to Capital Ally. This loan, or the Capital Ally Working Capital Loan, was interest free and had a maturity date of December 31, 2008. Pypo provided the Capital Ally Working Capital Loan to help Capital Ally meet its working capital needs. To secure its obligations under such loan, Capital Ally pledged its rights and interests in the 182,700,000 Pypo Cayman ordinary shares held by Capital Ally as collateral in favor of Pypo Cayman. Under this pledge, Capital Ally agreed not to sell, transfer, encumber or dispose of these pledged shares until it had discharged its obligations under the Capital Ally Working Capital Loan.

In November 2008, Pypo Cayman amended the agreements governing the Arch Cash Advances and the Capital Ally Working Capital Loan to (i) extend the maturity dates of such obligations to accommodate Capital Ally’s continuing working capital needs and (ii) modify the pledge agreements securing the Capital Ally Working Capital Loan to effectuate the merger agreement:

•	Pypo Cayman and Capital Ally extended the maturity date of the Capital Ally Working Capital Loan from December 31, 2008 to June 30, 2009 in order to accommodate Capital Ally’s continuing working capital needs. Concurrently, Pypo Cayman and Arch amended the fund transfer agreement to extend the maturity date of the Arch Capital Advances from December 31, 2008 to June 30, 2009. The concurrent extension of the Arch Capital Advances allows Pypo Cayman to utilize the $20.0 million to be received from Capital Ally as repayment under the Capital Ally Working Capital Loan to repay the $20.0 million Pypo Cayman owes Arch under the fund transfer agreement.
•	In addition, Pypo Cayman released the shares originally pledged by Capital Ally to secure the Capital Ally Working Capital Loan. To replace such collateral, Pypo Cayman entered into replacement pledge agreements with Capital Ally’s shareholders, Style Technology and GM Investment, each a 50% holder of the equity interests of Capital Ally. Under these replacement pledge agreements, Style Technology and GM Investment pledged their respective rights and interests in the shares of Capital Ally held by such entities as collateral in favor of Pypo Cayman. Style Technology and GM Investment also agreed not to sell, transfer, encumber or dispose of these pledged shares until Capital Ally’s obligations under the Capital Ally Working Capital Loan were discharged. Pypo Cayman released the shares pledged to it by Capital Ally to allow Capital Ally to transfer these shares to Middle Kingdom free and clear of any liens, pledges or other such security interests at the closing of the business combination, as required under the merger agreement.

On January 6, 2009 Middle Kingdom and the other parties to the merger agreement entered into an amendment to the merger agreement that reflected the extension of the date by which the Business Combination had to be completed from December 13, 2008 to August 31, 2009. In addition, at the request of Pypo and Pypo shareholders, the merger agreement was amended to extend the date by which Capital Ally was required to repay the Capital Ally Working Capital Loan and the Arch Cash Advances from on or before February 28, 2009 to June 30, 2009.

On June 9, 2009, Pypo Cayman and Capital Ally extended the maturity date of the Capital Ally Working Capital Loan from June 30, 2009 to September 30, 2009 in order to accommodate Capital Ally’s continuing working capital needs. Concurrently, Pypo Cayman and Arch also extended the maturity date of the Arch Cash Advances to September 30, 2009. The concurrent extension of the maturity date of the Arch Cash Advances allows Pypo Cayman to utilize the $20.0 million to be received from Capital Ally as repayment under the Capital Ally Working Capital Loan to repay the $20.0 million Pypo Cayman owes Arch under the funds transfer agreement.

On June 16, 2009, Middle Kingdom and the other parties to the merger agreement entered into a second amendment to the merger agreement to reflect the extension of the maturity dates of the Capital Ally Working Capital Loan and the Arch Cash Advances to September 30, 2009. All references to the merger agreement in this prospectus shall refer to the merger agreement, as amended by the first and second amendments thereto. From July 2009 to September 2009, Shanghai Zhengda repaid RMB125 million (approximately $18.3 million) of the Arch Cash Advances to Pypo Beijing. During the same period, Pypo Cayman fully repaid the $20.0 million cash advance to Arch. As of September 30, 2009, the balance of Arch Cash Advances and Capital Ally Working Capital Loan was approximately RMB25 million (approximately $3.7 million) and $20.0 million, respectively. Capital

Ally will repay the Capital Ally Working Capital Loan on or prior to March 31, 2010. Shanghai Zhengda will repay the remaining balance of the Arch Cash Advances on or prior to December 31, 2009.

In June 2006, China Bright, which temporarily became a controlling shareholder of Pypo Cayman as described above in “— Private Placements,” acquired 50% of the equity interests in Pypo Beijing from Beijing Hengze East Investment Consulting Co., Ltd. in consideration for $56.6 million.

In July 2007, Style Technology, which is controlled by affiliates of Pypo and temporarily became a controlling shareholder of Pypo Cayman as described above in “— Private Placements,” acquired 50% of the equity interests in Pypo Beijing from Beijing Ding Tai Jiye Investment Consulting Co., Ltd. in consideration for the Hong Kong currency equivalent of approximately $23.6 million.

In November 2007, each of China Bright and Style Technology transferred all of its equity interests in Pypo Beijing to Pypo HK in consideration for the Hong Kong currency equivalent of an aggregate amount of approximately $47.3 million, or approximately $23.6 million for each of China Bright and Style Technology.

From June 2005 to July 2008, Mr. Fei and Mr. Zhang provided personal guarantees for certain of Pypo’s short-term credit facilities with banks. The amounts guaranteed by Mr. Fei and Mr. Zhang amounted to approximately $5.7 million, $0 and $0 as of March 31, 2008, March 31, 2009 and June 30, 2009, respectively.

From July 2006 to June 2009, Beijing JingJing Medical Equipment Co., Ltd, a company controlled by Golden Meditech, provided guarantees for certain of Pypo’s short-term credit facilities with banks. The amounts guaranteed by Beijing JingJing Medical Equipment Co., Ltd amounted to approximately $37.8 million, $41.0 million and $44.6 million as of March 31, 2008, March 31, 2009 and June 30, 2009, respectively.

For fiscal 2009, Pypo Cayman made cash advances of approximately $4.0 million to Capital Ally, to meet Capital Ally’s short-term working capital needs. These cash advances are unsecured, interest-free obligations and are payable on demand.

In February 2009, Pypo Beijing made cash advances of approximately $26.8 million to Beijing Pypo Times, Pypo’s 50% owned subsidiary, to meet Beijing Pypo Times’s capital needs. Mr. Kuo Zhang, a director of Pypo Cayman and Pypo Beijing’s current chairman of the board, and Beijing Ruizhi Jiye Investment Co., Ltd. guaranteed the repayment of these cash advances, which Beijing Pypo Times will repay prior to February 2010. These cash advances are interest free obligations. From January 2009 to March 2009, Pypo Beijing made additional cash advances of approximately $1.1 to Beijing Pypo Times, to meet Beijing Pypo Times’s working capital needs. These additional cash advances are unsecured, interest-free obligations and are payable on demand. Beijing Pypo Times repaid approximately $20.6 million of the cash advances from April 2009 to August 2009. As of September 30, 2009, the total outstanding balance of these cash advances from Pypo Beijing to Beijing Pypo Times was approximately $7.3 million.

In March 2009, Beijing Yipai-top Communications Technology Co., Ltd., a then 50% owned subsidiary of Pypo, made cash advances of approximately $0.8 million to Pypo Beijing to meet Pypo Beijing’s short-term working capital needs. These cash advances are unsecured, interest-free obligation and are payable on demand.

In March 2009, Pypo Cayman agreed to pay approximately $0.3 million to GM Investment on behalf of Capital Ally for interest payments associated with a loan to Capital Ally from GM Investment. Pypo Cayman will make such interest payment to GM Investment prior to November 2010.

In June 2009, Style Technology provided guarantee for the cash advance of approximately $1.5 million made by Pypo Beijing to Zhongtian Huaxin Technology & Trade Co., Ltd., a company not affiliated with Pypo. These cash advances are unsecured, interest-free obligations and are payable on demand.

In September 2009, Beijing Funtalk acquired 49% of the outstanding equity interests of Jiangsu Guanzhilin. Prior to the acquisition, Beijing Funtalk held 51% of the equity interests of Jiangsu Guanzhilin. Accordingly, upon consummation of the transaction, Jiangsu Guanzhilin became a wholly owned subsidiary of Beijing Funtalk. Jiangsu Guanzhilin engages in the retailing of wireless telecommunications devices and accessories in China and is a customer of Pypo. The consideration for the acquisition was RMB 200 million (or approximately $29.3 million), to be paid in cash installments of RMB 100 million, RMB 50 million and RMB 50 million within 3 business days, 30 days and 3 months after closing, respectively.

On October 2, 2009, Pypo Cayman entered into a share purchase agreement to acquire 1,857,587 and 827,613 ordinary shares of MK Cayman beneficially owned by Capital Ally and Arch, respectively, for an aggregate consideration of $22.5 million, or approximately $8.39 per share. The parties closed the transaction on October 5, 2009. Pypo paid $700,000 and $300,000 of the amount due to Capital Ally and Arch, respectively, on the closing date, and shall pay $14,885,155 and $6,643,673 to Capital Ally and Arch, respectively, on or prior to March 31, 2010. On October 19, 2009, Pypo Cayman, Capital Ally and Arch entered into an amendment to the share purchase agreement, pursuant to which the purchase price shall equal the lower of the aggregate of $22.5 million and the value of the share purchased as determined by an independent appraiser on or prior to December 31, 2009. Pypo Cayman paid $700,000 and $300,000 to Capital Ally and Arch, respectively, on October 5, 2009. On or prior to March 31, 2010, Pypo Cayman shall pay (i) Capital Ally approximately 69.2% of the purchase price minus $700,000, and (ii) Arch approximately 30.8% of the purchase price minus $300,000.

Pledge Agreement

Arch’s parent company, ARC Capital Holdings Limited, is a Cayman Islands closed-end fund that is traded on the AIM Market of the London Stock Exchange. ARC Capital borrowed funds from Gottex Fund Management Sarl so that ARC Capital could invest those funds in accordance with its investment objectives. As security for performance of obligations by ARC Capital under its loan from Gottex and to induce Gottex to make the loan in favor of ARC Capital, Arch pledged all of its rights and interests in its Pypo Cayman shares in favor of Gottex on January 16, 2008 pursuant to an equitable mortgage agreement. Under the agreement, Arch agreed not to sell, transfer, encumber or dispose of the pledged shares without the consent of Gottex. The agreement terminates upon the discharge of all obligations by ARC Capital under its facility agreement with Gottex.. In connection with the consummation of the Business Combination, in July 2009, Arch and Gottex entered into a replacement agreement substantially in the same form as the agreement dated January 16, 2008 to release the pledge of Pypo Cayman shares. Pursuant to the July 2009 agreement, Arch pledged of all of its shares and warrants in MK Cayman from time to time in favor of Gottex.

Shareholders Agreement

In connection with the private placement to Arch in November 2007 described above under “— Private Placements,” Pypo, its shareholders and the other parties thereto entered into a shareholders agreement setting forth the governance structure of Pypo and certain rights and obligations of its shareholders. Among other things, the shareholders agreement provides that Pypo’s board of directors shall consist of five directors, including at least one director designated by Arch. Additionally, the shareholders agreement imposes restrictions on transfer of shares by Style Technology and China Bright, including limitations on share transfers in connection with mergers and other business combinations. The parties thereto have resolved to terminate the shareholders agreement upon the closing of the business combination. Pursuant to the merger agreement, Arch and Golden Meditech will then enter into the voting agreement described in “Certain Agreements Relating to the Business Combination — Voting Agreement.”

Indemnification Agreements

In November 2007, each of Pypo Cayman, Pypo HK and Pypo Beijing entered into indemnification agreements with Mr. Clement Kwong in connection with his service as a director of such respective Pypo entity. These indemnification agreements provide that, with respect to each Pypo entity, if Mr. Kwong is a party to or threatened to be made a party to any proceeding by reason of Mr. Kwong’s status as a director of such Pypo entity or as an agent of another enterprise at such Pypo entity’s request, he will be indemnified for expenses and liabilities actually and reasonably incurred by Mr. Kwong, including amounts paid in settlement on his behalf. Mr. Kwong will not be entitled to such indemnification if prohibited by applicable law or if Mr. Kwong’s conduct is finally adjudged to have been knowingly fraudulent or deliberately dishonest or has evidenced willful misconduct, including any breach of the duty of loyalty. If an indemnification agreement entitles Mr. Kwong to only a portion of the total expenses and liabilities he incurs, he will be paid such portion in accordance with the terms of the relevant indemnification agreement.

The indemnification agreements set forth the procedures and timing for payment of such expenses and liabilities, including a requirement that Mr. Kwong be paid promptly in advance of the final disposition of any proceeding at Mr. Kwong’s written request, provided that such written request sets forth (i) reasonable evidence that the indemnifiable expenses have been incurred in connection with the proceeding, (ii) a statement that the indemnifiable expenses have not been incurred in connection with any fraudulent or deliberately dishonest conduct or willful misconduct and (iii) an undertaking that any such advanced expenses shall be repaid if it is ultimately determined that Mr. Kwong is not entitled to indemnification.

Mr. Kwong will continue to be entitled to indemnification under these indemnification agreements for as long as he is subject to a possible proceeding by reason of the fact that he was a director of the Pypo entity or was serving at the request of the Pypo entity as an agent of another enterprise, foreign or domestic.

Share Incentive Plan

Following the consummation of the business combination, MK Cayman intends to adopt a share incentive plan under which it may grant shares or warrants to qualified employees in an amount up to 6% of the total outstanding shares of the combined company.

Merger Agreement and Related Documents

Pypo’s officers and directors have certain interests in the merger agreement and related transaction documents. See “Summary — Interests of Middle Kingdom Officers and Directors in the Business Combination.”

Review, Approval and Ratification of Related Party Transactions

MK Cayman has adopted an audit committee charter that requires the audit committee to review and approve all related party transactions, assure compliance with the company’s code of ethics and monitor and discuss with the auditors and outside counsel policies and compliance with applicable accounting and legal standards and requirements. Prior to the establishment of the audit committee, Pypo’s board of directors reviewed and approved all related party transactions. To date, neither Pypo’s board of directors nor its audit committee has adopted any written procedures for reviewing such transactions or any standards of approval, but instead evaluates each transaction on a case-by-case basis. Under MK Cayman’s Articles, any director of MK Cayman who is in any way, whether directly or indirectly, interested in a contract or proposed contract with MK Cayman must declare the nature of his interest at a meeting of the directors. A general notice given to the directors by any director to the effect that he is a member, shareholder, director, partner, officer or employee of any specified company or firm and is to be regarded as interested in any contract or transaction with that company or firm will be deemed sufficient for purposes of voting on a resolution in respect to a contract or transaction in which he has an interest. A director may vote in respect of any contract or proposed contract or arrangement notwithstanding that he may be interested, and if he does so, his vote will be counted and he may be counted in the quorum at any meeting of the directors at which any such contract or proposed contract or arrangement will be considered. Under the Companies Law, there is no provision equivalent to Section 203 of the DGCL, which provides that a corporation may not engage in a business combination with an interested shareholder for a period of three years after the time of the transaction in which the person became an interested shareholder.

With respect to all loans, under the MK Cayman’s memorandum and articles of association, the directors may exercise all the powers of MK Cayman to borrow money and to mortgage or charge its undertaking, property and uncalled capital or any part thereof, to issue debentures, debenture stock and other securities whenever money is borrowed or as security for any debt, liability or obligation of MK Cayman or of any third party.

MK Cayman will neither directly nor indirectly nor through any subsidiary make loans, extend credit, maintain credit or arrange for the extension of credit or renew an extension of credit in the form of a personal loan to or for any director or executive officer of the company, in compliance with the provisions of the Sarbanes Oxley Act of 2002.

For a discussion of the interests of the Pypo executive officers and directors in the business combination, see “Summary — Interests of Pypo Officers and directors in the Business Combination.”

BENEFICIAL OWNERSHIP OF SECURITIES

Security Ownership of Middle Kingdom

The following table sets forth certain information regarding beneficial ownership of Middle Kingdom’s common stock and Class B common stock as of December 31, 2008, (a) by each person known by Middle Kingdom to own beneficially 5% or more of any class of Middle Kingdom’s common stock or Class B common stock, (b) by each current officer or director of Middle Kingdom and (c) by all executive officers and directors of Middle Kingdom as a group.

As of December 31, 2008, there were a total of 4,137,913 shares of common stock and Class B common stock issued and outstanding, consisting of 1,065,650 shares of common stock and 3,072,263 shares of Class B common stock. Unless otherwise noted, the business address of Messrs. Tanenbaum, Rapaport, and Brasch is 333 Sandy Springs Circle, Suite 223, Atlanta, GA 30328, and the business address of Messrs. Marks, Lam, Ng, Yao, Chai, and Ding is Suite 35226, 35th Floor, 1168 Nanjing Road West, Shanghai 200041, People’s Republic of China. Middle Kingdom believes that all persons named in the table have sole voting and investment power with respect to all the shares beneficially owned by them.

Shares of common stock or Class B common stock which an individual or group has a right to acquire within 60 days pursuant to the exercise of Class A warrants or Class B redeemable warrants or other similar convertible or derivative securities are deemed to be outstanding for the purpose of computing the percentage ownership of such individual or group, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person shown in the table.

	Common Stock			Class B Common Stock			Common Stock and Class B Common Stock
Name and Address of Beneficial Owner	Number		Percent	Number		Percent	Number	Percent
Bernard J. Tanenbaum III	132,049	(1)	12.4%	—		—	132,049	3.2%
Michael Marks(2)	132,049	(1)	12.4%	—		—	132,049	3.2%
Allan Shu Cheuk Lam(3)	81,261	(1)	7.6%	—		—	81,261	2.0%
Anthony Ng	40,630	(1)	3.8%	—		—	40,630	Less than 1%
Alex Chun Yao(4)	81,261	(1)	7.6%	—		—	81,261	2.0%
Erick Yan Qi Chai(4)	81,261	(1)	7.6%	—		—	81,261	2.0%
Harold Zhi Ping Ding(4)	81,261	(1)	7.6%	—		—	81,261	2.0%
David A. Rapaport(5)	353,667	(1)	33.2%	2,500	(5)	Less than 1%	356,167	8.6%
Fred A. Brasch(5)	353,685	(1)	33.2%	1,000	(5)	Less than 1%	354,685	8.6%
All directors and executive officers as a group (9 persons)	841,700	(1)	79.0%	3,500		Less than 1%	845,200	20.4%
High Capital Funding LLC(6)	332,902	(1)	31.2%				332,902	8.0%
Capital Ally Investments Limited(7)				2,685,200		87.4%	2,685,200	64.9%
ARCH Digital Holdings, Ltd.(8)				2,685,200		87.4%	2,685,200	64.9%

(1)	Does not include 226,125 shares of common stock underlying an aggregate of 226,125 Class A warrants purchased by Middle Kingdom’s officers, directors, and initial stockholder prior to Middle Kingdom’s IPO, or any shares underlying Class A warrants that will be transferred upon the closing of the business combination. These Class A warrants are not currently exercisable and will not become exercisable until the completion of the business combination.
(2)	These securities are held in the name of Gedeon International Limited. Mr. Marks has voting and dispositive control over these securities.
(3)	Of these securities, 50% are held in the name of Supreme Ocean Development Limited. Mr. Lam has voting and dispositive control over these securities.
(4)	These securities are held in the name of MTP Holdings Ltd. and represent the aggregate amount held by Messrs. Yao, Chai, and Ding. Mr. Yao is a director and executive officer of company, and Messrs. Chai and Ding are executive officers.
(5)	Includes 332,902 shares held by High Capital Funding, LLC, of which Messrs. Rapaport and Brasch are affiliates. Messrs. Rapaport and Brasch disclaim beneficial ownership of the 332,902 shares held by High Capital Funding, LLC. Does not include 2,500 and 1,000 shares underlying Class B redeemable warrants held by Messrs. Rapaport and Brasch, respectively.
(6)	Messrs. Brasch and Rapaport share the voting power of High Capital Funding, LLC with Mr. Frank E. Hart. The business address of High Capital Funding, LLC is 333 Sandy Springs Circle, Suite 230, Atlanta, GA 30328. Messrs. Rapaport and Brasch are affiliates of High Capital Funding, LLC.
(7)	Capital Ally is a British Virgin Islands company. The registered address for Capital Ally is P.O. Box 957 Offshore Incorporation Center, Road Town, Tortola, British Virgin Islands. Until consummation of the business combination, Mr. Samuel Kong (i) shares voting power with Mr. Clement Kwong with respect to 2,685,200 shares of Class B common stock held in the joint account of Capital Ally and Arch pursuant to an agreement between Capital Ally and Arch Digital Holdings Ltd. (BVI), and (ii) holds dispositive and investment power with respect to 1,916,132 of those shares of Class B common stock held by Capital Ally. Mr. Kong is the controller and secretary of Golden Meditech, which wholly owns GM Investments, a 50% holder of Capital Ally, and is a director of Capital Ally. Mr. Kwong is a co-founder of ARC Capital Partners Limited, the entity that manages ARC Capital, which wholly owns Arch. Capital Ally and Arch hold 67% and 33%, respectively, of the ordinary shares of Pypo.
(8)	Arch Digital Holdings Ltd. (BVI) is a British Virgin Islands company. The mailing address of Arch is c/o ARC Advisors (HK) Limited, 13/F, St. John’s Building, 33 Garden Road, Central, Hong Kong. Until consummation of the business combination, Mr. Clement Kwong (i) shares voting power with Mr. Samuel Kong with respect to 2,685,200 shares of Class B common stock held in the joint account of Arch and Capital Ally pursuant to an agreement between Arch and Capital Ally, and (ii) holds dispositive and investment power with respect to 769,068 of those shares of Class B common stock held by Arch. Mr. Kwong is a co-founder of ARC Capital Partners Limited, the entity that manages ARC Capital, which wholly owns Arch. Mr. Kong is the controller and secretary of Golden Meditech, which wholly owns GM Investments, a 50% holder of Capital Ally, and is a director of Capital Ally. Capital Ally and Arch hold 67% and 33%, respectively, of the ordinary shares of Pypo.

The 750,000 shares of common stock purchased by Middle Kingdom’s management and sponsors in a private placement prior to its IPO at $0.03 per share has been placed in escrow with Continental Stock Transfer and Trust Company, as escrow agent, until the earliest of:

•	December 13, 2009;
•	Middle Kingdom’s liquidation; or
•	the completion of a liquidation, merger, stock exchange or other similar transaction that results in all of Middle Kingdom’s stockholders having the right to exchange their shares of common stock for cash, securities or other property subsequent to Middle Kingdom consummating a business combination with a target business.

The 90,450 shares of common stock and the 226,125 Class A warrants underlying the Series A units purchased by Middle Kingdom’s management and initial sponsor at $8.00 per unit in a private placement prior to the IPO (226,125 Class A warrants underlying the Series A units will be transferred upon the closing of the business combination) has also been place in escrow with Continental Stock Transfer and Trust Company until the earliest of:

•	the completion of a business combination; or
•	Middle Kingdom’s liquidation.

During the escrow period, the holders of these shares will not be able to sell or transfer their securities, except that holders may transfer their shares to their beneficial owners or make transfers to their spouses and children, trusts or family partnerships established for their benefit, or to a transferee that does not affect beneficial ownership, but will retain all other rights as Middle Kingdom’s stockholders, including, without limitation, the right to vote their shares of common stock and the right to receive cash dividends, if declared. If dividends are declared and payable in shares of common stock, such dividends will also be placed in escrow.

Security Ownership of Pypo

The following table sets forth certain information regarding the beneficial ownership of Pypo Cayman’s ordinary shares as of December 31, 2008 by (i) each person or group of affiliated persons known to beneficially own more than five percent of Pypo Cayman’s ordinary shares, (ii) each named executive officer or director of Pypo Cayman and (iii) all current officers and directors of Pypo Cayman as a group.

Beneficial Owner(1)	Ordinary Shares Beneficially Owned	Percentage of Class of Ordinary Shares Beneficially Owned (%)(2)
Arch Digital Holdings Limited(3)	90,000,000	33.0
Capital Ally Investments Limited(4)	182,700,000	67.0
Kuo Zhang*(5)(9)	—	—
Yuen Kam*(9)	—	—
Samuel Kong*(9)	—	—
Clement Kwong*(9)	—	—
Dongping Fei*(6)(9)	—	—
Kim Chuan (“Jackie”) Leong*	—	—
Hengyang Zhou*(7)	—	—
Francis Kwok Cheong Wan*(8)	—	—
All directors and officers as a group (12 persons)	—	—

*	The person beneficially owns less than 1% of Pypo Cayman’s outstanding common shares.
(1)	Except as otherwise indicated or in cases in which spouses share authority under applicable law, Pypo Cayman believes that each shareholder identified in the table directly owns, and has sole voting and investment power with respect to, all ordinary shares shown as beneficially owned by such shareholder. Beneficial ownership is calculated pursuant to Rule 13d-3(d)(1) under the Exchange Act.
(2)	Applicable percentage ownership is based on 272,700,000 ordinary shares of Pypo Cayman outstanding as of December 31, 2008.
(3)	Arch is a British Virgin Islands company wholly owned and controlled by ARC Capital, a Cayman Islands exempted limited company. ARC Capital is a closed-end fund that is admitted to trading on the AIM market of the London Stock Exchange plc and is managed by ARC Capital Partners Limited, a Cayman Islands company co-founded by Clement Kwong. The Investment Committee of ARC Capital Partners Limited exercises sole dispositive and voting power over the shares of common stock of Pypo Cayman owned by Arch Digital pursuant to the delegated authority of the Board of ARC Capital. The members of the Investment Committee who make the decisions regarding the voting and dispositive control of shares of Pypo Cayman are Chris Gradel, Allan Liu and Tony Miller. As described above under “Certain Relationships and Related Party Transactions — Pypo Related Party Transactions — Pledge Agreement,” prior to the consummation of business combination, Arch pledged all of its rights and interests in all of its Pypo Cayman shares in favor of Gottex on January 16, 2008 pursuant to an equitable mortgage agreement as security for performance of obligations by its parent company, ARC Capital, under a loan from Gottex. In connection with the consummation of the business combination, in July 2009, Arch and Gottex entered into a replacement agreement substantially in the same form as the agreement dated January 16, 2008 to release the pledge of Arch’s shares in Pypo Cayman. Pursuant to the July 2009 agreement, Arch pledged of all of its shares and warrants in MK Cayman from time to time in favor of Gottex. The registered address for Arch is Quastisky Building, P.O. Box 4389, Road Town, Tortola, British Virgin Islands.
(4)	Capital Ally is a British Virgin Islands company 50% owned and controlled by each of (i) GM Investment, a Hong Kong company that is wholly owned and controlled by Golden Meditech, a PRC based public company incorporated in the Cayman Islands, and (ii) Style Technology, a Hong Kong company. Nana Gong, on behalf of Style Technology, and the board of directors of Golden Meditech (consisting of Kam Yuen, Jin Lu, Zheng Ting, Lu Tian Long, Cao Gang, Gao Zongze, and Gu Qiao), on behalf of GM Investment share voting and investment power with respect to the Pypo shares held by Capital Ally. Nana Gong, a Chinese citizen, wife of Mr. Zhang, a director of Pypo Cayman and Pypo Beijing’s chairman, holds a 64% equity interest in Style Technology, through which she exercises investment and voting control over Style Technology. Mr. Fei, a director of Pypo Cayman and a director and chief executive officer and president of

Pypo Beijing, holds 16% of Style Technology. Mr. Zhou, Pypo Beijing’s vice president and president of distribution, holds 16% of Style Technology; and Francis Kwok Cheong Wan, Pypo Beijing’s vice president and president of e-commerce, a Canadian citizen, holds 4% of Style Technology. As described above under “Certain Relationships and Related Party Transactions — Pypo Related Party Transactions — Transactions with Directors, Shareholders and Affiliates,” GM Investment and Style Technology pledged all of their respective rights and interests in the ordinary shares of Capital Ally in favor of Pypo Cayman in November 2008 as security for performance of Capital Ally’s obligations under a loan from Pypo Cayman. Although the pledge agreement contains certain restrictions regarding disposition of the equity interests, GM Investments and Style Technology retain voting and investment control with respect to such equity interests unless an event of default occurs under the loan agreement with Capital Ally. The registered address for Capital Ally is P.O. Box 957 Offshore Incorporation Center, Road Town, Tortola, British Virgin Islands.
(5)	Nana Gong, a Chinese citizen, the wife of Mr. Zhang, a director of Pypo Cayman and Pypo Beijing’s chairman, holds a 64% equity interest in Style Technology, through which she exercises investment and voting control over Style Technology. Style Technology and GM Investment share voting and investment power with respect to the Pypo shares held by Capital Ally.
(6)	Mr. Fei, a director of Pypo Cayman and a director and chief executive officer and president of Pypo Beijing, holds 16% of Style Technology. Style Technology and GM Investment share voting and investment power with respect to the Pypo shares held by Capital Ally.
(7)	Mr. Zhou, Pypo Beijing’s executive vice president and president of distribution, holds 16% of Style Technology. Style Technology and GM Investment share voting and investment power with respect to the Pypo shares held by Capital Ally.
(8)	Francis Kwok Cheong Wan, Pypo Beijing’s vice president and president of e-commerce, a Canadian citizen, holds 4% of Style Technology. Style Technology and GM Investment share voting and investment power with GM Investment with respect to the Pypo shares held by Capital Ally.
(9)	Currently a director of Pypo Cayman.

Security Ownership of the Combined Company after the Redomestication and Business Combination

The following table sets forth information with respect to the beneficial ownership of the MK Cayman ordinary shares immediately after the consummation of the redomestication and business combination by each person who is expected to beneficially own more than 5% of MK Cayman’s ordinary shares and each post-business combination officer, each post business combination director and all post-business combination officers and directors as a group. Immediately after the consummation of the redomestication and the business combination, assuming that no stockholders of Middle Kingdom exercise their conversion rights, MK Cayman will have 49,137,913 ordinary shares issued and outstanding. In addition, MK Cayman has agreed to issue the Pypo shareholders up to an additional 23,000,000 MK Cayman ordinary shares pursuant to an earn-out provision in the merger agreement based on the adjusted net income of the combined company during the fiscal years ending March 31, 2010, 2011 and potentially 2012. For purposes of this table, MK Cayman has assumed that no stockholders of Middle Kingdom exercise their conversion rights.

Ordinary shares which an individual or group has a right to acquire within 60 days pursuant to the exercise or conversion of options, warrants or other similar convertible or derivative securities are deemed to be outstanding for the purpose of computing the percentage ownership of such individual or group, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person shown in the table.

Beneficial Owner	Ordinary Shares Beneficially Owned– Assuming No Earn-out Shares Issued		Percentage of Class of Ordinary Shares Beneficially Owned– Assuming No Earn-out Shares Issued (%)	Ordinary Shares Beneficially Owned– Assuming All Earn-out Shares Issued		Percentage of Class of Ordinary Shares Beneficially Owned–Assuming All Earn-out Shares Issued (%)
Arch Digital Holdings Limited(1)	17,319,068	(2)	34.1%	23,319,068	(3)	31.6%
Capital Ally Investments Limited(4)	33,766,132	(2)	66.4%	50,766,132	(5)	68.8%
Kuo Zhang(6)	33,766,132	(2)	66.4%	50,766,132	(5)	68.8%
Dongping Fei(7)	2,701,291	(12)	5.5%	4,061,290	(12)	8.2%
Kim Chuan (“Jackie”) Leong*	—		—	—		—
Clement Kwong(11)	—		—	—		—
Bernard J. Tanenbaum III*	—		—	—		—
Hengyang Zhou(8)	2,701,291	(12)	5.5%	4,061,290	(12)	8.2%
Francis Kwok Cheong Wan(9)	675,323	(13)	1.4%	1,015,323	(13)	0.85%
Alex Fan	—		—	—		—
Andrew Ryan	—		—	—		—
Linxin Xie	—		—	—		—
Mofang Li	—		—	—		—
Michael Marks*	157,484	(10)	—	157,484	(10)	—
All directors and officers as a group (8 persons)	33,923,616		66.7%	50,923,616		67.4%

*	The person beneficially owns less than 1% of MK Cayman’s outstanding common shares.
(1)	Arch is a British Virgin Islands company wholly owned and controlled by ARC Capital, a Cayman Islands company. ARC Capital is a closed-end fund that is admitted to trading on the AIM market of the London Stock Exchange plc and managed by ARC Capital Partners Limited, a Cayman Islands company co-founded by Clement Kwong. The Investment Committee of ARC Capital Partners Limited exercises sole dispositive and voting power over the shares of common stock owned by Arch Digital pursuant to the delegated authority of the Board of ARC Capital. The members of the Investment Committee who make the decisions regarding the voting and dispositive control of shares are Chris Gradel, Allan Liu and Tony Miller. As described above in footnote 3 to the table under “— Security Ownership of Pypo,” Arch has pledged its shares in MK Cayman to Gottex. The registered address for Arch is Quastisky Building, PO Box 4389, Road Town, Tortola, British Virgin Islands.
(2)	Includes Class B redeemable warrants to purchase 1,700,000 shares.
(3)	Includes (i) 6,000,000 ordinary shares issuable pursuant to an earn-out provision in the merger agreement and (ii) Class B redeemable warrants to purchase 1,700,000 shares.
(4)	Capital Ally is a British Virgin Islands company 50% owned and controlled by each of (i) GM Investment, a Hong Kong company and (ii) Style Technology, a Hong Kong company. GM Investment is wholly owned and controlled by Golden Meditech, a PRC based public company incorporated in the Cayman Islands. Style Technology and GM Investment share voting and investment power with respect to the shares of MK Cayman held by Capital Ally. The board of directors of Golden Meditech which make the decisions regarding the voting and disposition of the shares owned by GM Investment are: Kam Yuen, Jin Lu, Zheng Ting, Lu Tian Long, Cao Gang, Gao Zongze, and Gu Qiao The person who exercises investment and voting control over the shares owned by Style Technology is Nana Gong, a Chinese citizen, wife of Mr. Zhang, a director of Pypo Cayman and Pypo Beijing’s chairman. Ms. Gong holds a 64% equity interest in Style Technology, through which she exercises investment and voting control over Style Technology. Mr. Fei, a director of Pypo Cayman and a director and chief executive officer and president of Pypo Beijing, holds 16% of Style

Technology. Mr. Zhou, Pypo Beijing’s executive vice president and president of distribution, holds 16% of Style Technology; and Francis Kwok Cheong Wan, Pypo Beijing’s vice president and president of e-commerce, a Canadian citizen, holds 4% of Style Technology. As described above in footnote 4 to the table under “— Security Ownership of Pypo,” GM Investment and Style Technology have pledged all of their respective rights and interests in the ordinary shares of Capital Ally to Pypo Cayman. Although the pledge agreement contains certain restrictions regarding disposition of the equity interests, GM Investments and Style Technology retain voting and investment control with respect to such equity interests unless an event of default occurs under the loan agreement with Capital Ally. The registered address for Capital Ally is P.O. Box 957 Offshore Incorporation Center, Road Town, Tortola, British Virgin Islands.
(5)	Includes (i) 17,000,000 ordinary shares issuable pursuant to an earn-out provision in the merger agreement and (ii) Class B redeemable warrants to purchase 1,700,000 shares.
(6)	Represents the shares of Capital Ally owned by Style Technology over which Mr. Zhang’s wife, Nana Gong, as the holder of a 64% interest in Style Technology, exercises the investment and voting control. Style Technology and GM Investment will share voting and investment power with respect to the shares of MK Cayman held by Capital Ally. Includes (i) 17,000,000 ordinary shares issuable pursuant to an earn-out provision in the merger agreement and (ii) Class B redeemable warrants to purchase 1,700,000 shares.
(7)	Mr. Fei, a director of Pypo Cayman and a director and chief executive officer and president of Pypo Beijing, holds 16% of Style Technology. Style Technology and GM Investment share voting and investment power with respect to the shares of MK Cayman held by Capital Ally. Except to the extent of his pecuniary interest of 16% of the equity ownership of Style Technology (which consists of 2,565,291 shares and 136,000 Class B redeemable warrants), Mr. Fei disclaims beneficial ownership of the shares and Class B redeemable warrants held by Capital Ally. Mr. Fei does not have voting or investment control over such shares which are held by Style Technology. See footnote 4 above.
(8)	Mr. Zhou, Pypo Beijing’s executive vice president and president of distribution, holds 16% of Style Technology. Style Technology and GM Investment share voting and investment power with respect to the shares of MK Cayman held by Capital Ally. Except to the extent of his pecuniary interest of 16% of the equity ownership of Style Technology (which consists of 2,565,291 shares and 136,000 Class B redeemable warrants), Mr. Zhou disclaims beneficial ownership of the shares and Class B redeemable warrants held by Capital Ally. Mr. Zhou does not have voting or investment control over such shares which are held by Style Technology. See footnote 4 above.
(9)	Francis Kwok Cheong Wan, Pypo Beijing’s vice president and president of e-commerce, a Canadian citizen, holds 4% of Style Technology. Style Technology and GM Investment share voting and investment power with respect to the shares of MK Cayman held by Capital Ally. Except to the extent of his pecuniary interest of 4% of the equity ownership of Style Technology (which consists of 641,323 shares and 34,000 Class B redeemable warrants), Mr. Wan disclaims beneficial ownership of the shares and Class B redeemable warrants held by Capital Ally. Mr. Wan does not have voting or investment control over such shares which are held by Style Technology. See footnote 4 above.
(10)	These securities are held in the name of Gedeon International Limited. Mr. Marks has voting and dispositive control over these securities. Includes Class A warrants to purchase 25,435 shares, which will be exercisable upon completion of the business combination.
(11)	Prior to the business combination, Mr. Kwong shares voting power with Mr. Samuel Kong over 2,685,200 shares held by Arch Digital (see footnote (8) on page 211). Upon consummation of the business combination, Mr. Kwong will no longer share voting power over 2,685,200 shares with Mr. Samuel Kong.
(12)	Includes Class B redeemable warrants to purchase 136,000 shares. The individual in the table has a pecuniary interest in the 136,000 shares based on his 16% equity ownership in Style Technology.
(13)	Includes Class B redeemable warrants to purchase 34,000 shares. Mr. Wan has a pecuniary interest in the 34,000 shares based on his 4% equity ownership in Style Technology.

DESCRIPTION OF MIDDLE KINGDOM’S SECURITIES

General

As of the record date, Middle Kingdom was authorized to issue 15,000,000 shares of common stock, par value $.001, 5,000,000 shares of Class B common stock and 1,000,000 shares of preferred stock, par value $.001.

Series A and Series B Units

Each Series A unit consists of one share of common stock and five Class A warrants. Each Series B unit consists of one share of Class B common stock and one Class B redeemable warrant. Each Class A warrant and Class B redeemable warrant entitles the holder to purchase one share of common stock.

Common Stock and Class B Common Stock

Middle Kingdom has two classes of common stock: common stock and Class B common stock. Holders of common stock and Class B common stock are entitled to one vote for each share held of record on all matters to be voted on by stockholders other than a vote in connection with a proposed business combination, and will vote as one class on all such issues. Only holders of Class B common stock are entitled to vote in connection with a proposed business combination. In the event of the redomestication, each outstanding share of Class B common stock will be automatically converted into an ordinary share of MK Cayman unless the holder exercises the conversion rights described in the section entitled “The Middle Kingdom Special Meeting — Conversion Procedures.” Accordingly, following the completion of the redomestication or the distribution of the trust fund to the Class B stockholders, Middle Kingdom will have only one class of shares outstanding. Pursuant to the merger agreement, the redomestication (including the Share Increase Proposal, Declassification Proposal, Amendment Proposal, Quorum Proposal and Shareholder Consent Proposal) will not be consummated unless the business combination is also approved by the Class B stockholders.

Even if the redomestication (including the Share Increase Proposal, Declassification Proposal, Amendment Proposal, Quorum Proposal and Shareholder Consent Proposal) is approved by Middle Kingdom stockholders in accordance with applicable law, Middle Kingdom will proceed with a business combination only if the holders of a majority of the Class B shares cast at the meeting to approve the business combination vote in favor of the business combination and Class B stockholders owning less than 20% of the Class B shares sold in the offering vote in the aggregate against the extension amendment and the business combination and exercise the conversion rights discussed in the section entitled “The Middle Kingdom Special Meeting — Conversion Rights.” In connection with the vote required for any business combination, all of Middle Kingdom’s officers and directors who purchase Class B shares in the IPO or following this offering in the open market, may vote their Class B shares in any manner they determine, in their sole discretion.

As of the record date Middle Kingdom’s board of directors was divided into three classes, each of which will generally serve for a term of three years with only one class of directors being elected in each year. There is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50% of the shares voted for the election of directors can elect all of the directors for any given year.

If Middle Kingdom is forced to liquidate prior to a business combination, it will distribute to all of its Class B stockholders an aggregate sum equal to $8.24 per Class B share, plus a pro rata share of the interest earned on the trust fund in excess of the lesser of $1,200,000 or 50% of such interest (prior to the payment of any federal or state taxes due by Middle Kingdom). Middle Kingdom’s remaining net assets, if any, including any amounts remaining in the trust fund after payment of the $8.24 per Class B share, plus a pro rata share of the interest earned on the trust fund in excess of the lesser of $1,200,000 or 50% of such interest (prior to the payment of any federal or state taxes due by Middle Kingdom), will be distributed to the holders of its common stock.

Other than the automatic conversion of Class B common stock to common stock discussed above, Middle Kingdom’s stockholders have no conversion, preemptive or other subscription rights and there are no sinking fund or redemption provisions applicable to the common stock, except that Class B stockholders have the right to have their shares of Class B common stock converted into cash equal to their pro rata share of the trust fund if they vote against the business combination and the business combination is approved and completed. Class B stockholders who convert their stock into their share of the trust fund still have the right to exercise the warrants that they received as part of the units.

Preferred Stock

Middle Kingdom’s Certificate of Incorporation authorizes the issuance of 1,000,000 shares of blank check preferred stock with such designations, rights and preferences as may be determined from time to time by its board of directors. Accordingly, Middle Kingdom’s board of directors is empowered, without stockholder approval, to issue preferred stock with dividend, liquidation, conversion, voting or other rights that could adversely affect the voting power or other rights of the holders of common stock, although it will not, prior to a business combination, issue preferred stock which participates in any manner in the proceeds of the trust fund, or which votes as a class with the Class B common stock on a business combination. The preferred stock could be utilized as a method of discouraging, delaying or preventing a change in control of Middle Kingdom. Although Middle Kingdom, as of the record date, did not currently intend to issue any shares of preferred stock, it may do so in the future.

Class A Warrants and Class B Redeemable Warrants

As of the record date, there were 1,578,250 Class A warrants and 3,420,305 Class B redeemable warrants outstanding.

Each Class A warrant entitles the registered holder to purchase one share of Middle Kingdom common stock at a price of $5.00 per share, subject to adjustment as discussed below, at any time commencing on the completion of a business combination.

Each Class B redeemable warrant entitles the registered holder to purchase one share of Middle Kingdom common stock at a price of $5.00 per share, subject to adjustment as discussed below, at any time commencing on the completion of a business combination.

The Class A warrants and Class B redeemable warrants will expire December 13, 2013 at 5:00 p.m., New York City time, which date may be extended in the sole discretion of Middle Kingdom. The Class A warrants and Class B redeemable warrants provide that Middle Kingdom is not obligated to deliver any securities pursuant to the exercise of a Class A warrant or a Class B redeemable warrant unless a registration statement under the Securities Act with respect to the common stock is effective, provided that if no registration statement is effective permitting the sale of the shares of common stock underlying the warrants, the warrants may be exercised on a cashless basis commencing one year after such warrants are initially exercisable.

Middle Kingdom may call the Class B redeemable warrants for redemption,

•	in whole and not in part;
•	at a price of $.01 per Class B redeemable warrant at any time after the Class B redeemable warrants become exercisable;
•	upon not less than 30 days’ prior written notice of redemption to each Class B warrantholder; and
•	if, and only if, (a) the reported last sale price of the common stock equals or exceeds $16.00 per share, for any 20 trading days within a 30 trading day period ending on the third business day prior to the notice of redemption to the Class B warrantholders, and (b) during each day of the foregoing 30 trading day period and through the date Middle Kingdom exercises its redemption right, Middle Kingdom has an effective registration statement with a current prospectus on file with the SEC pursuant to which the underlying common stock may be sold.

The Class A warrants and Class B redeemable warrants were issued in registered form under a warrant agreement between Continental Stock Transfer and Trust Company, as warrant agent, and Middle Kingdom.

The exercise price and number of shares of common stock issuable on exercise of the Class A warrants and Class B redeemable warrants may be adjusted in certain circumstances including in the event of a stock dividend, or recapitalization, reorganization, merger or consolidation. However, the Class A warrants and Class B redeemable warrants will not be adjusted for issuances of common stock, preferred stock or other securities at a price below their respective exercise prices.

The Class A warrants and Class B redeemable warrants may be exercised upon surrender of the warrant certificate on or prior to the expiration date at the offices of the warrant agent, with the exercise form on the reverse side of the warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price, by certified check payable to Middle Kingdom, for the number of Class A warrants and Class B redeemable warrants being exercised. The Class A warrantholders and Class B redeemable warrantholders do not have the rights or privileges of holders of common stock or any voting rights until they exercise their Class A warrants or Class B redeemable warrants and receive shares of common stock. After the issuance of shares of common stock upon exercise of the Class A warrants and Class B redeemable warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by stockholders.

No Class A warrants or Class B redeemable warrants will be exercisable unless at the time of exercise a prospectus relating to common stock issuable upon exercise of the Class A warrants and Class B redeemable warrants is current and the common stock has been registered or qualified or deemed to be exempt under the securities laws of the state of residence of the holder of the Class A warrants and Class B redeemable warrants. Under the terms of the warrant agreement, Middle Kingdom has agreed to meet these conditions and to maintain a current prospectus relating to common stock issuable upon exercise of the Class A warrants and Class B redeemable warrants until the expiration of the Class A warrants and Class B redeemable warrants. However, Middle Kingdom cannot assure you that it will be able to do so. The Class A warrants and Class B redeemable warrants may be deprived of any value and the market for the Class A warrants and Class B redeemable warrants may be limited if the prospectus relating to the common stock issuable upon the exercise of the Class A warrants and Class B redeemable warrants is not current or if the common stock is not qualified or exempt from qualification in the jurisdictions in which the holders of the Class A warrants and Class B redeemable warrants reside. No fractional shares will be issued upon exercise of the Class A warrants or Class B redeemable warrants.

DESCRIPTION OF MK CAYMAN’S SECURITIES FOLLOWING THE BUSINESS COMBINATION

The following description of the material terms of MK Cayman’s shares and warrants following the business combination includes a summary of specified provisions of the Memorandum of Association and Articles of Association of MK Cayman that will be in effect upon completion of the redomestication (including the Share Increase Proposal, Declassification Proposal, Amendment Proposal, Quorum Proposal and Shareholder Consent Proposal). This description is qualified by reference to the Memorandum of Association and Articles of Association of MK Cayman, copies of which are attached to this proxy statement/prospectus and incorporated herein by reference. You are encouraged to read the relevant provisions of Cayman Islands law as they relate to the following summary.

General

MK Cayman is authorized to issue 1,000,000,000 ordinary shares, par value $0.001.

Rights, Preferences and Restrictions of MK Cayman’s Ordinary Shares

Dividends.  Subject to any rights and restrictions of any other class or series of shares, the MK Cayman board of directors may, from time to time, declare dividends on the shares issued and authorize payment of the dividends out of MK Cayman’s lawfully available funds.

Voting Rights.  The holders of MK Cayman’s ordinary shares will be entitled to one vote per share, including the election of directors. Voting at any meeting of shareholders is by show of hands unless a poll is demanded. A poll may be demanded by MK Cayman’s chairman or one or more shareholders present in person or by proxy holding not less than one-tenth of the total voting rights of all shareholders having the right to vote at the meeting. A quorum required for a meeting of shareholders consists of shareholders who hold at least one-third of MK Cayman’s outstanding shares entitled to vote at the meeting present in person or by proxy.

Any ordinary resolution to be made by the shareholders requires the affirmative vote of a simple majority of the votes of the ordinary shares cast in a general meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes of the ordinary shares cast. Under Cayman Islands law, some matters, like altering the memorandum or the articles, changing the name of MK Cayman or resolving to be registered by way of continuation in a jurisdiction outside the Cayman Islands, require approval of shareholders by a special resolution.

Winding Up; Liquidation.  Upon the winding up of MK Cayman, after the full amount that holders of any issued shares ranking senior to the ordinary shares as to distribution on liquidation or winding up are entitled to receive has been paid or set aside for payment, the holders of MK Cayman’s ordinary shares are entitled to receive any remaining assets of MK Cayman available for distribution as determined by the liquidator. The assets received by the holders of MK Cayman ordinary shares in a liquidation may consist in whole or in part of property, which is not required to be of the same kind for all shareholders.

Calls on Ordinary Shares and Forfeiture of Ordinary Shares.  MK Cayman’s board of directors may from time to time make calls upon shareholders for any amounts unpaid on their ordinary shares in a notice served to such shareholders at least 14 days prior to the specified time and place of payment. Any ordinary shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption of Ordinary Shares.  MK Cayman may issue shares that are, or at its option or at the option of the holders are, subject to redemption on such terms and in such manner as it may, before the issue of the shares, determine.

No Preemptive Rights.  Holders of ordinary shares will have no preemptive or preferential right to purchase any securities of MK Cayman.

Preferred Shares

MK Cayman’s articles of association provide for the authorization of preferred shares. The preferred shares may be issued from time to time at the discretion of the board of directors without shareholder approval. The board of directors is authorized to issue these shares in different classes and series and, with respect to each class or series, to determine the designations, powers, preferences, privileges and other rights, including dividend rights, voting rights, conversion rights, terms of redemption and liquidation preferences, any or all of which may be greater than the powers and rights associated with the ordinary shares, at such times and on such other terms as they think proper. MK Cayman has no immediate plans to issue any preferred shares.

The issuance of any of preferred shares could provide needed flexibility in connection with possible acquisitions and other corporate purposes. However, the issuance could also make it more difficult for a third party to acquire a majority of MK Cayman’s outstanding voting shares or discourage an attempt to gain control of MK Cayman. In addition, the MK Cayman board of directors, without shareholder approval, can issue preferred shares with voting and conversion rights that could adversely affect the voting power and other rights of the holders of ordinary shares. These preferred shares may be used for a variety of corporate purposes, including future public offerings, to raise additional capital or to facilitate acquisitions.

Class A Warrants and Class B redeemable warrants

Upon completion of the business combination, MK Cayman will have 1,578,250 Class A warrants and 6,820,305 Class B redeemable warrants outstanding, which includes 3,400,000 Class B redeemable warrants issued to the Pypo shareholders in the business combination.

Each Class A warrant entitles the registered holder to purchase one ordinary share of MK Cayman at a price of $5.00 per share, subject to adjustment as discussed below.

Each Class B redeemable warrant entitles the registered holder to purchase one ordinary share of MK Cayman at a price of $5.00 per share, subject to adjustment as discussed below.

The Class A warrants and Class B redeemable warrants will expire on December 13, 2013 at 5:00 p.m., New York City time, which expiration date may be extended in the sole discretion of MK Cayman. The Class A warrants and Class B redeemable warrants provide that MK Cayman is not obligated to deliver any securities pursuant to the exercise of a Class A warrant or a Class B redeemable warrant unless a registration statement under the Securities Act with respect to the ordinary shares is effective, provided that if no registration statement is effective permitting the sale of the ordinary shares underlying the warrants, the warrants may be exercised on a cashless basis commencing one year after such warrants are initially exercisable.

MK Cayman may call the Class B redeemable warrants for redemption,

•	in whole and not in part;
•	at a price of $.01 per Class B redeemable warrant at any time after the Class B redeemable warrants become exercisable;
•	upon not less than 30 days’ prior written notice of redemption to each Class B warrantholder; and
•	if, and only if, (a) the reported last sale price of the MK Cayman ordinary shares equals or exceeds $16.00 per share, for any 20 trading days within a 30 trading day period ending on the third business day prior to the notice of redemption to the Class B warrantholders, and (b) during each day of the foregoing 30 trading day period and through the date MK Cayman exercises its redemption right, MK Cayman has an effective registration statement with a current prospectus on file with the SEC pursuant to which the underlying ordinary shares may be sold.

The exercise price and number of ordinary shares issuable on exercise of the Class A warrants and Class B redeemable warrants may be adjusted in certain circumstances including in the event of a stock dividend, recapitalization, reorganization, merger or consolidation. However, the Class A warrants and Class B redeemable warrants will not be adjusted for issuances of ordinary shares, preferred shares or other securities at a price below their respective exercise prices.

The Class A warrantholders and Class B redeemable warrantholders do not have the rights or privileges of holders of ordinary shares or any voting rights until they exercise their Class A warrants or Class B redeemable warrants and receive ordinary shares. After the issuance of ordinary shares upon exercise of the Class A warrants and Class B redeemable warrants, each holder will be entitled to one vote for each ordinary share held of record on all matters to be voted on by shareholders.

No Class A warrants or Class B redeemable warrants will be exercisable unless at the time of exercise a prospectus relating to the ordinary shares issuable upon exercise of the Class A warrants and Class B redeemable warrants is current and the ordinary shares have been registered or qualified or deemed to be exempt under the securities laws of the state of residence of the holder of the Class A warrants and Class B redeemable warrants. Under the terms of the warrant agreement, MK Cayman will agree to meet these conditions and to maintain a current prospectus relating to the ordinary shares issuable upon exercise of the Class A warrants and Class B redeemable warrants until the expiration of the Class A warrants and Class B redeemable warrants. However, MK Cayman cannot assure you that it will be able to do so. The Class A warrants and Class B redeemable warrants may be deprived of any value and the market for the Class A warrants and Class B redeemable warrants may be limited if the prospectus relating to the ordinary shares issuable upon the exercise of the Class A warrants and Class B redeemable warrants is not current or if the ordinary shares are not qualified or exempt from qualification in the jurisdictions in which the holders of the Class A warrants and Class B redeemable warrants reside.

No fractional shares will be issued upon exercise of the Class A warrants or Class B redeemable warrants.

General Meetings of Shareholders

At least 14 calendar days’ notice is required for the convening of the annual general meeting and other shareholders meetings. No business shall be transacted at any general meeting unless a quorum of shareholders is present at the time when the meeting proceeds to business. Shareholders holding not less than an aggregate of one-third of all voting share capital present in person or by proxy shall be a quorum for all purposes. A person may participate at a general meeting by telephone or other communications equipment by means of which all the persons participating in the meeting can communicate with each other. Participation by a person in a general meeting in this manner is treated as presence in person at that meeting.

Shares Eligible For Future Sale

After the redomestication and consummation of the Pypo business combination, there will be 49,137,913 ordinary shares outstanding. Of that amount, 4,137,913 ordinary shares will be registered and freely tradable without securities law restriction; provided that, any of the shares held by “affiliates,” which generally includes officers, directors or 10% stockholders, will be subject to the resale provisions of Rule 145 of the Securities Act discussed below. The 45,000,000 ordinary shares being issued in connection with the Pypo business combination will be restricted securities as that term is defined in Rule 144 under the Securities Act. In addition, there are outstanding 1,578,250 Class A warrants and 3,420,305 Class B redeemable warrants issued in Middle Kingdom’s IPO, that upon completion of the redomestication will each entitle the holder to purchase one ordinary share, which warrants will also be registered and freely tradable, subject to the same Rule 145 restrictions on affiliates, and after completion of the business combination there will be an additional 3,400,000 Class B redeemable warrants issued to the Pypo shareholders, which will be restricted securities. The ordinary shares issuable upon exercise of the warrants initially issued in Middle Kingdom’s IPO will be freely tradable, provided that there is a registration statement in effect at the time of their exercise. The ordinary shares issuable upon exercise of the 3,400,000 warrants issuable to the Pypo shareholders will be restricted securities. Also outstanding will be the underwriters unit purchase option issued to the underwriters in Middle Kingdom’s IPO under which, upon completion of the business combination, there may be issued 349,800 ordinary shares, 99,000 Class A warrants, 330,000 Class B warrants and 429,000 shares underlying such warrants. The securities underlying the underwriters’ unit purchase option and underlying securities have registration rights and may be sold pursuant to Rule 144 based on cashless exercise provisions.

In general, since MK Cayman will be a successor to a “shell” company as defined under Rule 144, no ordinary shares that are restricted shares of MK Cayman will be eligible for resale under Rule 144 until one year after the filing by MK Cayman with the SEC of a report with “Form 10 Information” reflecting its status as an entity that is no longer a shell company. Once the Form 10 Information has been filed for one year, so long as MK Cayman continues to be current in its filing of required annual and quarterly reports, or equivalent if a foreign private issuer, for the year preceding the sale and it is current in its reporting obligations at the time of sale, then the restricted shares may be sold under Rule 144, subject to volume restrictions. The volume restrictions provide that for a company trading on the OTC BB an affiliate is entitled to sell, within any three-month period, a number of shares that does not exceed 1% of the total number of outstanding ordinary shares. Sales by affiliates under Rule 144 also are subject to manner of sale provisions, notice requirements and the availability of current public information about the company. A person who has not been an affiliate for at least the three months immediately preceding the sale and who has beneficially owned ordinary shares for at least six months is entitled to sell the shares under Rule 144 without regard to the limitations described above, however, because MK Cayman was a former shell company, the restrictive legend on any ordinary shares can be removed only in connection with a sale and subject to the current reporting requirements of Rule 144(i) regardless of the length of time the shares have been held.

Rule 145(c) of the Securities Act provides that any affiliates of parties to a Rule 145(a) transaction, such as the redomestication, involving a shell company, who publicly offers or sells securities of the issuer acquired in connection with the transaction, will continue to be deemed an underwriter under the Securities Act. Under Rule 145, if the issuer has met the requirements of Rule 144 regarding the filing of Form 10 Information and has filed all its required filings (as described in the above paragraph), the persons deemed to be underwriters will be able to resell their securities subject to the Rule 144 manner of sale provisions, notice requirements and the availability of current public information about the company after at least 90 days have elapsed since the securities were acquired in the transaction. After six months have elapsed since the securities were acquired in the Rule 145(a) transaction, the persons will be permitted to resell their securities, subject only to the Rule 144(c) current public information requirement, provided that the sellers are not affiliates of the issuer at the time of sale and have not been affiliates during the three months before the sale. After one year has elapsed since the securities were acquired in the transaction, the persons will be permitted to resell their securities without any limitations, provided that they are non-affiliates at the time of sale and have not been affiliates during the three months before the sale.

Based on the foregoing:

•	upon consummation of the business combination, 4,137,913 ordinary shares will be freely tradable; provided that any of the shares held by “affiliates” will be subject to the resale provisions of Rule 145 discussed above. Based on the ownership of our securities as of the record date, of the foregoing, 3,530,400 ordinary shares were held by affiliates;
•	upon consummation of the business combination, the 1,578,250 Class A warrants and 3,420,305 Class B redeemable warrants initially issued in Middle Kingdom’s IPO that upon completion of the redomestication will each entitle the holder to purchase one ordinary share of MK Cayman will be freely tradable, provided that any of the warrants held by “affiliates” will be subject to the resale provisions of Rule 145 discussed above. Based on the ownership of our securities as of the record date, of the following, 523,500 Class A Warrants and 53,402 Class B Warrants were held by affiliates. The ordinary shares issuable upon exercise of the warrants by “non-affiliates” will be freely tradable, provided that there is a registration statement in effect at the time of their exercise. The ordinary shares issuable upon exercise of the warrants by “affiliates” may only be sold pursuant to Rule 144 one year from the date MK Cayman files with the SEC a report with Form 10 Information reflecting its change in status as no longer being a shell company within the meaning of the SEC’s rules, and only if: the sales at that time are made with current information; the sales at that time are made pursuant to the Rule 144 manner of sale provisions, volume limitations and notice requirements; and Middle Kingdom or MK Cayman, as applicable, had filed all reports and other materials required to be filed by section 13 or 15(d) of the Exchange Act, as applicable, during the preceding 12 months;
•	the 45,000,000 ordinary shares, 3,400,000 Class B redeemable warrants and the ordinary shares issuable upon exercise of the warrants issuable to the Pypo shareholders in connection with the business combination will be restricted securities, and, subject to the lock-up provisions discussed in the following sentence, eligible for resale pursuant to Rule 144 one year from the date MK Cayman files with the SEC a report with Form 10 information reflecting its status as an entity that is no longer a shell company. Of the foregoing, 15,075,000 ordinary shares and 850,000 Class B warrants are subject to a 24-month lock-up provision, and 29,925,000 ordinary shares and 2,550,000 Class B warrants are subject to a 12-month lock-up provision. In addition, pursuant to the voting agreement entered into by the Pypo shareholders, the Pypo shareholders agreed that all transfers of MK Cayman’s voting shares made by them shall be made subject to the voting agreement and that any transferee will agree in writing to be bound by the terms and provisions of the voting agreement. These transfer restrictions apply to the 45,000,000 ordinary shares above and 2,685,200 ordinary shares set forth in the first bullet; and
•	upon completion of the business combination, in connection with the underwriters unit purchase option issued to the underwriters in Middle Kingdom’s IPO, there may be issued 349,800 ordinary shares,

99,000 Class A warrants and 330,000 Class B warrants, which securities may be sold pursuant to Rule 144 one year from the date MK Cayman files with the SEC a report with Form 10 Information reflecting its status as an entity that is no longer a shell company, provided there is current information available about MK Cayman as required by Rule 144 and provided that the sales are made pursuant to the Rule 144 manner of sale provisions and volume limitations. With respect to the 429,000 shares underlying the Class A warrants and Class B warrants discussed above, if the warrants are exercised for cash, the underlying shares may only be sold pursuant to Rule 144 on the later of (a) one year from the date MK Cayman files with the SEC a report with Form 10 Information reflecting its status as an entity that is no longer a shell company, or (b) six months from the date of exercise of the warrants, in each case, provided the sales at that time are made with current information and made pursuant to the Rule 144 manner of sale provisions and volume limitations, and provided that Middle Kingdom or MK Cayman, as applicable, had filed all reports and other materials required to be filed by section 13 or 15(d) of the Exchange Act, as applicable, during the preceding 12 months. With respect to the 429,000 shares underlying the Class A warrants and Class B warrants discussed above, if the warrants are exercised on a cashless basis, the underlying shares may only be sold pursuant to Rule 144 one year from the date MK Cayman files with the SEC a report with Form 10 Information reflecting its status as an entity that is no longer a shell company, provided the sales at that time are made with current information and made pursuant to the Rule 144 manner of sale provisions and volume limitations, and provided that Middle Kingdom or MK Cayman, as applicable, had filed all reports and other materials required to be filed by section 13 or 15(d) of the Exchange Act, as applicable, during the preceding 12 months.

Before the redomestication there was no market for the securities of MK Cayman, and no prediction can be made about the effect that market sales of MK Cayman’s ordinary shares or the availability for sale of the ordinary shares will have on the market price of the ordinary shares. Nevertheless, sales of substantial amounts of MK Cayman’s ordinary shares in the public market could adversely affect the market price for its ordinary shares and could impair its future ability to raise capital through the sale of ordinary shares or securities linked to the ordinary shares.

Transfers of shares

All transfers of shares in MK Cayman require the approval of MK Cayman’s board of directors.

Inspection of books and records

MK Cayman’s shareholders do not have the right to inspect MK Cayman’s books and records. Such inspection by shareholders is at the sole discretion of MK Cayman’s board of directors.

Transfer Agent and Warrant Agent

The transfer agent for MK Cayman’s securities and warrant agent for its Class A warrants and Class B redeemable warrants is Continental Stock Transfer and Trust Company, located at 17 Battery Place, New York, New York 10004. The transfer agent’s telephone number is (212) 509-4000. Its facsimile number is (212) 509-5150.

STOCKHOLDER PROPOSALS

If the business combination is not consummated and Middle Kingdom has not been dissolved, the next Middle Kingdom annual meeting of stockholders will be held on or around October 1, 2009, unless the date is changed by the board of directors. If you are a stockholder and you want to include a proposal in the proxy statement for the year 2009 annual meeting, you need to provide it to Middle Kingdom by no later than August 3, 2009. You should direct any proposals to Middle Kingdom’s secretary at its principal office in Atlanta, Georgia. If you want to present a matter of business to be considered at the year 2009 annual meeting, under Middle Kingdom’s bylaws you must give timely notice of the matter, in writing, to its secretary. To be timely, the notice should be given on or before August 3, 2009.

LEGAL MATTERS

Appleby, Cayman Islands, will pass upon the validity of MK Cayman’s securities to be issued in connection with the redomestication, business combination and certain other legal matters related to this proxy statement/prospectus. A copy of their opinion is incorporated by reference as an exhibit to the registration statement of which this proxy statement/prospectus forms a part.

Cozen O’Connor has passed upon certain Delaware law matters and U.S. federal income tax matters related to this proxy statement/prospectus. A copy of their opinions are incorporated by reference as exhibits to the registration statement of which this proxy statement/prospectus forms a part.

Han Kun Law Offices has passed upon certain PRC law matters related to this proxy statement/prospectus. Copies of their opinions are incorporated by reference as exhibits to the registration statement of which this proxy statement/prospectus forms a part.

Chang Ze Law Firm has passed upon certain PRC law matters related to this proxy statement/prospectus. A copy of their opinion is incorporated by reference as an exhibit to the registration statement of which this proxy statement/prospectus forms a part.

Coppersmith Schermer & Brockelman PLC has passed upon certain Arizona law matters related to this proxy statement/prospectus. A copy of their opinion is incorporated by reference as an exhibit to the registration statement of which this proxy statement/prospectus forms a part.

Roetzel & Andress, L.P.A. has passed upon certain Florida law matters related to this proxy statement/prospectus. A copy of their opinion is incorporated by reference as an exhibit to the registration statement of which this proxy statement/prospectus forms a part.

EXPERTS

The consolidated financial statements of Pypo Digital Company Limited as of March 31, 2008 and 2009 and for each of the three years in the period ended March 31, 2009 and the related financial statement schedule included in this proxy statement/prospectus, have been audited by Deloitte Touche Tohmatsu, an independent registered public accounting firm, as stated in their report appearing herein and elsewhere in this proxy statement/prospectus (which report expresses an unqualified opinion on the financial statements and financial statement schedule and includes explanatory paragraph regarding the retrospective change in the method of accounting for noncontrolling interest due to the adoption of SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements — an amendment of Accounting Research Bulletin No. 51” on April 1, 2009). Such consolidated financial statements and financial statement schedule have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing. The offices of Deloitte Touche Tohmatsu are located at 35/F, One Pacific Place, 88 Queensway Admiralty, Hong Kong.

The financial statements of Middle Kingdom as of December 31, 2008, and 2007, for the years ended December 31, 2008 and 2007, and for the period from January 17, 2006 (inception) to December 31, 2008 included in this proxy statement/prospectus and in the registration statement of which this proxy statement/prospectus forms a part have been audited by Weiser LLP, an independent registered public accounting firm, to the extent set forth in their reports appearing elsewhere in this proxy statement/prospectus and in the registration statement of which this proxy statement/prospectus forms a part and are included herein in reliance upon the authority of Weiser LLP as experts in accounting and auditing. The offices of Weiser LLP are located at 135 West 50th Street, New York, New York 10020.

DELIVERY OF DOCUMENTS TO STOCKHOLDERS

Pursuant to the rules of the SEC, Middle Kingdom and its agents that deliver communications to its stockholders are permitted to deliver to two or more stockholders sharing the same address a single copy of Middle Kingdom’s proxy statement/prospectus. Upon written or oral request, Middle Kingdom will deliver a separate copy of the proxy statement/prospectus to any stockholder at a shared address who wishes to receive separate copies of such documents in the future. Stockholders receiving multiple copies of such documents may likewise request that Middle Kingdom deliver single copies of such documents in the future. Stockholders may notify Middle Kingdom of their requests by calling or writing Middle Kingdom at Middle Kingdom’s principal executive offices at 333 Sandy Springs Circle, Suite 223, Atlanta, GA 30328, (404) 257-9150.

WHERE YOU CAN FIND MORE INFORMATION

Middle Kingdom and its successor, MK Cayman, files reports, proxy statements and other information with the SEC as required by the Exchange Act. You may read and copy reports, proxy statements and other information filed by MK Cayman with the SEC at its public reference room located at 100 F Street, N.E., Washington, D.C. 20549-1004. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. You may also obtain copies of the materials described above at prescribed rates by writing to the SEC, Public Reference Section, 100 F Street, N.E., Washington, D.C. 20549-1004. MK Cayman files its reports, proxy statements and other information electronically with the SEC. You may access information on MK Cayman at the SEC web site containing reports, proxy statements and other information at http://www.sec.gov. This proxy statement/prospectus describes the material elements of relevant contracts, exhibits and other information attached as annexes or exhibits to this proxy statement/prospectus. Information and statements contained in this proxy statement/prospectus are qualified in all respects by reference to the copy of the relevant contract or other document included as an annex or exhibit to this document.

All information contained in this proxy statement/prospectus relating to Middle Kingdom has been supplied by Middle Kingdom, and all such information relating to Pypo has been supplied by Pypo.

This proxy statement/prospectus contains important business and financial information about us that is not included in or delivered with this document. You may obtain this additional information, or additional copies of this proxy statement/prospectus, at no cost, and you may ask any questions you may have about the business combination by contacting us at the following address or telephone number:

Pypo China Holdings Limited
South 3/F, Chang’an XingRong Center
No. 1 NaoShiKou Street, XiCheng District
Beijing, China 100031
Attn: Dongping Fei
Phone: 8610-5832-5957
http://www.pypo.net.

In order to receive timely delivery of the documents in advance of the special meeting, you must make your request for information no later than June 19, 2009.

After consummation of the business combination, MK Cayman expects to file annual reports on Form 20-F, to furnish information on Form 6-K relating to material events promptly after MK Cayman publicly announces these events and to provide other information with the SEC as required for a foreign private issuer under the Exchange Act.

MK Cayman’s agent in the U.S. is Bernard J. Tanenbaum III and can be reached at:

333 Sandy Springs Circle, Suite 223
Atlanta, GA 30328
USA
Phone: 770-394-1234/404-585-4900
Fax: 404-585-4905
Email: jtanenbaum@midkingdom.com

MIDDLE KINGDOM ALLIANCE CORP.
(a development stage company)

Report of Independent Registered Public Accounting Firm	F-3
Balance Sheets as of December 31, 2008 and December 31, 2007	F-4
Statements of Operations for the year ended December 31, 2008, for the year ended December 31, 2007 and for the period January 17, 2006 (inception) to December 31, 2008	F-5
Statements of Changes in Stockholders’ Equity for the year ended December 31, 2008, for the year ended December 31, 2007 and for the period January 17, 2006 (inception) to December 31, 2008	F-6
Statements of Cash Flows for the year ended December 31, 2008, for the year ended December 31, 2007 and for the period January 17, 2006 (inception) to December 31, 2008	F-7
Notes to Financial Statements	F-8
Balance Sheets as of June 30, 2009 (Unaudited) and December 31, 2008	F-18
Statements of Operations for the three and six months ended June 30, 2009 (Unaudited) and 2008 (Unaudited) and for the period January 17, 2006 (inception) to June 30, 2009 (Unaudited)	F-19
Statements of Changes in Stockholders’ Equity for the six months ended June 30, 2009 (Unaudited) and for the period January 17, 2006 (inception) to December 31, 2008	F-20
Statemens of Cash Flows for the six months ended June 30, 2009 (Unaudited) and 2008 (Unaudited) and for the period January 17, 2006 (inception) to June 30, 2009 (Unaudited)	F-21
Notes to Financial Statements	F-22

MK ARIZONA CORP.
(a development stage company)

Balance Sheets as of June 30, 2009 (Unaudited) and December 31, 2008 (Unaudited)	F-30
Notes to Financial Statements	F-31

PYPO DIGITAL COMPANY LIMITED

PYPO CHINA HOLDINGS LIMITED
(a Cayman Islands exempted company)

Unaudited Combined Condensed Pro Forma Financial Statements

Introduction	PF-1
Unaudited Combined Condensed Pro Forma Balance Sheet as of June 30, 2009	PF-4
Unaudited Combined Condensed Pro Forma Statement of Operations for the year ended March 31, 2009	PF-6
Unaudited Combined Condensed Pro Forma Statement of Operations for the period ended June 30, 2009	PF-7
Notes to Unaudited Combined Condensed Pro Forma Financial Statements	PF-8

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
Middle Kingdom Alliance Corp.

We have audited the accompanying balance sheets of Middle Kingdom Alliance Corp. (a development stage company) (the “Company”) as of December 31, 2008 and 2007 and the related statements of operations, changes in stockholders’ equity and cash flows for the years ended December 31, 2008 and 2007 and for the period from January 17, 2006 (date of inception) to December 31, 2008. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Middle Kingdom Alliance Corp. (a development stage company) as of December 31, 2008 and 2007 and the results of its operations and its cash flows for the years ended December 31, 2008 and 2007 and for the period from January 17, 2006 (date of inception) to December 31, 2008 in conformity with U.S. generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company will be required to commence its liquidation if a business combination is not consummated by August 31, 2009. This uncertainty raises substantial doubt as to the Company’s ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

WEISER LLP

New York, New York
February 11, 2009

MIDDLE KINGDOM ALLIANCE CORP.
(a development stage company)

BALANCE SHEETS

	December 31, 2008	December 31, 2007
ASSETS
Current assets:
Cash and cash equivalents	$20,664	$168,915
Investments held in trust account	25,918,923	28,570,476
Income tax refund receivable	240,000	—
Prepaid insurance and other assets	46,003	42,096
Total current assets	$26,225,590	$28,781,487
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$1,364,522	$109,286
Bank line of credit	249,000	—
Shareholders loans	137,935	—
Due to underwriters	947,662	947,662
Total current liabilities	2,699,119	1,056,948
Commitments:
Class B common stock, $.001 par value, 336,018 and 684,060 shares subject to possible redemption	2,833,624	5,710,264
Stockholders’ Equity:
Preferred stock – $.001 par value; Authorized 1,000,000 shares; none issued	$—	$—
Common stock – $.001 par value; Authorized 15,000,000 shares; issued and outstanding 1,065,650	1,065	1,065
Class B common stock – $.001 par value; Authorized 5,000,000 shares; issued and outstanding 3,072,263 and 3,420,305 (includes 336,018 and 684,060 shares subject to possible redemption)	3,072	3,420
Additional paid-in capital	21,699,418	21,699,070
(Accumulated deficit) retained earnings during the development stage	(1,010,708)	310,720
Total stockholders’ equity	20,692,847	22,014,275
Total liabilities and stockholders’ equity	$26,225,590	$28,781,487

The accompanying notes and report of independent registered public accounting firm should be read in conjunction with the financial statements.

MIDDLE KINGDOM ALLIANCE CORP.
(a development stage company)

STATEMENT OF OPERATIONS

	For the Year Ended		Period from January 17, 2006 (inception) to December 31, 2008
	December 31, 2008	December 31, 2007
Operating expenses:
General, administrative and legal	$(2,151,253)	$(650,384)	$(2,938,863)
Loss from operations	(2,151,253)	(650,384)	(2,938,863)
Profit on sale of investment	699	—	699
Interest income	589,126	1,316,546	1,950,352
(Loss) income before provision for income taxes	(1,561,428)	666,162	(987,812)
Income tax benefit (expense) – current	240,000	(262,896)	(22,896)
Net (loss) income	$(1,321,428)	$403,266	$(1,010,708)
Weighted average number of shares outstanding	4,465,072	4,477,417
Net (loss) income per share — basic	$(0.30)	$0.09
Net (loss) income per share — diluted	$(0.30)	$0.09

The accompanying notes and report of independent registered public accounting firm should be read in conjunction with the financial statements.

MIDDLE KINGDOM ALLIANCE CORP.
(a development stage company)

STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

	Common Stock		Class B Common Stock		Additional Paid-In Capital	(Accumulated Deficit) Related Earnings During the Development Stage	Total Stockholders’ Equity
	Shares	Amount	Shares	Amount
January 17, 2006 (inception)		$—		$—	$—	$—	$—
Issuances of common stock for cash to founders at $.03 per share (from February 15, 2006 to September 30, 2006)	750,000	750			21,750		22,500
Issuances of Series A units for cash to founders at $8.00 per unit (from February 15, 2006 to September 30, 2006)	90,450	90			723,510		723,600
Sale of Series A units, net of underwriters’ discount and offering expenses on December 19, 2006	198,000	198			1,532,397		1,532,595
Sale of Series B units, net of underwriters’ discount and offering expenses on December 19, 2006 (includes shares subject to possible redemption)			3,300,000	3,300	23,950,909		23,954,209
Proceeds from the issuance of an underwriters’ option					100		100
Reclassification of amounts subject to possible redemption of 659,999 Class B common shares					(5,438,392)		(5,438,392)
Net loss						(92,546)	(92,546)
Balance — December 31, 2006	1,038,450	1,038	3,300,000	3,300	20,790,274	(92,546)	20,702,066
Sale of Series A units, net of underwriters’ discount and offering expenses on January 5, 2007	27,200	27			210,435		210,462
Sale of Series B units, net of underwriters’ discount and offering expenses on January 26, 2007 (includes shares subject to possible redemption)			120,305	120	894,554		894,674
Reclassification of amounts subject to possible redemption of an additional 24,061 Class B common stock for a total of 684,060 Class B common shares					(198,263)		(198,263)
Overpayment of NASD filing fees refunded					2,070		2,070
Net Income						403,266	403,266
Balance — December 31, 2007	1,065,650	1,065	3,420,305	3,420	21,699,070	310,720	22,014,275
Redemption and cancellation of 348,042 Class B common shares			(348,042)	(348)	348		—
Net loss						(1,321,428)	(1,321,428)
Balance — December 31, 2008	1,065,650	$1,065	3,072,263	$3,072	$21,699,418	$(1,010,708)	$20,692,847

The accompanying notes and report of independent registered public accounting firm should be read in conjunction with the financial statements.

MIDDLE KINGDOM ALLIANCE CORP.
(a development stage company)

STATEMENTS OF CASH FLOWS

	For the Year Ended		For the Period from January 17, 2006 (inception) to December 31, 2008
	December 31, 2008	December 31, 2007
Cash flows from operating activities:
Net (loss) income	$(1,321,428)	$403,266	$(1,010,708)
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities:
Decrease (increase) value of trust account	15,019	(838)	(24,399)
Deferred interest income included in shares subject to redemption	56,901	69,751	130,510
Changes in operating assets and liabilities:
Prepaid insurance and other assets	(3,907)	90,101	(46,003)
Income tax refund receivable	(240,000)	—	(240,000)
Accounts payable and accrued liabilities	1,255,236	(193,234)	1,364,522
Net cash (used in) provided by operating activities	(238,179)	369,046	173,922

Cash flows from investing activities:
Purchase of investment in trust account, net	2,636,535	(1,339,667)	(25,894,523)
Net cash provided by (used in) investing activities	2,636,535	(1,339,667)	(25,894,523)
Cash flows from financing activities:
Proceeds from common stock to founders	—	—	22,500
Proceeds from Series A units to founders	—	—	723,600
Proceeds from Series A and Series B units sold	—	1,146,708	27,541,672
Proceeds from issuance of an underwriters’ option	—	—	100
Proceeds from bank line of credit	294,000	140,000	444,000
Proceeds from shareholders loans	137,935	—	137,935
Repayment of bank line of credit	(45,000)	(150,000)	(195,000)
Redemption of Class B common shares	(2,933,542)	—	(2,933,542)
Net cash (used in) provided by financing activities	(2,546,607)	1,136,708	25,741,265
Net (decrease) increase in cash	(148,251)	166,087	20,664
Cash and cash equivalents at beginning of period	168,915	2,828	—
Cash and cash equivalents at end of period	$20,664	$168,915	$20,664
Supplemental disclosure of non-cash financing activities:
Accrual of deferred underwriting fees	$—	$39,502	$947,662
Supplemental disclosure of cash flow information:
Cash paid during the year for:
Interest	$6,228	$377	$6,605
Income taxes	$—	$281,891	$281,890

The accompanying notes and report of independent registered public accounting firm should be read in conjunction with the financial statements.

Note 1 — Organization and Proposed Business Operations

Middle Kingdom Alliance Corp. (a development stage company) (the “Company”) was incorporated in Delaware on January 17, 2006. The Company was formed to complete a merger, capital stock exchange, asset purchase or other similar business combination (“Business Combination”) with a company in an unspecified industry with principal or substantial operations in the People’s Republic of China (“China”). Such company would be small enough to allow the Company to acquire a material minority investment and large enough to have the organizational and financial infrastructure to operate as a public company. The Company has neither engaged in any operations nor generated any operating revenue to date. At December 31, 2008, the Company had not yet commenced any operations. All activity through December 31, 2008 relates to the Company’s formation, private placement and public offerings and its efforts to complete a Business Combination. The Company is considered to be in the development stage and is subject to the risks associated with activities of development stage companies.

The registration statement for the Company’s initial public offering (the “Public Offering”) was declared effective on December 13, 2006. The Company completed a private placement (the “Private Placement”) in February 2006 and received net proceeds of $723,600. The Company consummated the Public Offering on December 19, 2006 and received proceeds of $26,394,963, net of underwriters discount of $1,119,360 and offering expenses of $469,677. On January 4, 2007, and January 26, 2007, the underwriters exercised a portion of their over-allotment option from which the Company received proceeds of $1,144,639, net of underwriters discount of $35,401. The Company’s management has broad discretion with respect to the specific application of the net proceeds of the Private Placement and the Public Offering (collectively the “Offerings”) (as described in Note 4), although substantially all of the net proceeds of the Offerings are intended to be generally applied toward consummating a Business Combination with a company with principal or substantial operations in China.

The Company’s Certificate of Incorporation, prior to an amendment filed on December 10, 2008 as discussed below, provided for mandatory liquidation of the Company, in the event that the Company does not complete a Business Combination within 18 months after the Effective Date of the Public Offering on December 13, 2006, being June 13, 2008 (or within 24 months after the effective date of the Public Offering if a letter of intent, agreement in principle or definitive agreement has been executed within 18 months after the effective date of the Public Offering and the Business Combination has not been completed within such 24 month period, being December 13, 2008). On May 23, 2008 the Company issued a press release in connection with its execution of a letter of intent to complete a business combination with a company having its principle operations in China. Pursuant to the Company’s Certificate of Incorporation, execution of the letter of intent affords the Company an extension to complete the business combination, until December 13, 2008.

As described in Note 3, on September 5, 2008 the Company signed an Agreement and Plan of Merger, Conversion and Share Exchange with Pypo Digital Company Limited (“Pypo or Pypo Cayman”). Pypo, a Cayman Islands limited liability company, through its subsidiaries in China and Hong Kong, is a leading distributor of Samsung wireless communication devices and other related products. The transactions contemplated by the merger agreement would constitute a Business Combination.

On September 15, 2008 the Company filed a registration statement on Form S-4 containing a prospectus for the transactions contemplated by the merger agreement and a proxy for the special meeting of the Company’s stockholders to vote on the proposed business combination with Pypo. The SEC staff completed its initial review of the Form S-4 and issued its initial comments 25 days after the September 15, 2008 filing date on October 10, 2008. On December 8, 2008, the Company filed the first amended registration statement on Form S-4 addressing each of the SEC staff’s comments received from its initial Form S-4 registration statement filing. The Company received comments from the SEC staff on the amended Form S-4 on December 19, 2008. On January 16, 2009, the Company filed a second amendment to the Form S-4 addressing each of the SEC staff’s comments received from its first amended Form S-4 registration statement filing. The SEC staff may have additional comments on the second amended Form S-4 registration statement, which the Company would have to address in another amended Form S-4 registration statement. Once the SEC declares the Form S-4 registration statement effective, the Company will be able to mail the registration statement to its stockholders and schedule the special stockholders meeting to consider the business combination.

Because the Company could not predict with any certainty the length of the SEC staff’s review process and because it had to give stockholders sufficient time to review the proxy statement/prospectus prior to the special meeting to consider the business combination with Pypo, the Company concluded that it would not be able to complete the business combination by December 13, 2008. Therefore, on November 3, 2008 the Company filed with the SEC a preliminary proxy statement for a special meeting of its stockholders at which the stockholders would be asked to approve three amendments (the “extension amendments”) to the Company’s Certificate of Incorporation that would extend the December 13, 2008 deadline to August 31, 2009. In the preliminary proxy statement, the Company tentatively set the date for the special meeting as December 10, 2008. On November 10, 2008, the Company received comments from the SEC staff on the preliminary proxy statement to which the Company responded accordingly. On November 25, 2008 the SEC staff advised the Company that they had no additional comments on the preliminary proxy statement (although the SEC staff may always perform an additional review and have additional comments, and neither the SEC or the SEC staff pass on the accuracy or adequacy of the proxy statement) and on November 26, 2008 the Company’s registrar and transfer agent mailed the proxy statement to the Company’s stockholders of record to schedule a special meeting to consider the extension amendments for December 10, 2008. During the period from November 26, 2008 to the special stockholders meeting on December 10, 2008, Capital Ally Investments Limited (“Capital Ally”) together with ARCH Digital Holdings, Ltd. (“ARCH”), purchased 2,685,200 of the Company’s Class B Common Stock for an ownership interest of 87.40% of the outstanding Class B Common Stock at December 31, 2008. Capital Ally and ARCH hold 67% and 33%, respectively, of the ordinary shares of Pypo. On December 10, 2008, the extension amendments were approved by the common stockholders and the Class B stockholders. As the result of the extension amendments, the Company now has until August 31, 2009 to complete its proposed business combination with Pypo before it must liquidate. If the Company is unable to complete its proposed business combination with Pypo it will not pursue another Business Combination, and it will liquidate.

With respect to a Business Combination which is approved and consummated, any Class B common stockholders who votes against the Business Combination may demand that the Company redeem their shares for cash. The conversion price will equal $8.24 per share of Class B common stock, plus a pro-rata share of the interest earned in the Trust Account (see below) in excess of the lesser of $1,200,000 or 50% of such interest (prior to the payment of any federal and state taxes due by the Company). Such amount aggregates approximately $8.51 per share and $8.35 per share at December 31, 2008 and 2007.

The Company’s Certificate of Incorporation provided that the Company will proceed with a Business Combination only if the holders of a majority of the Class B shares cast at the meeting to approve the Business Combination vote in favor of the Business Combination and Class B stockholders owning less than 20% of the outstanding Class B shares (684,060 shares) vote against the Business Combination and exercise their conversion rights to have their shares redeemed for cash. However, in connection with the special meeting to consider the extension amendments, Class B stockholders who voted against the extension amendment had the right to demand that the Company redeem their Class B shares for cash. The holders of 348,042 Class B shares, or 10.17% of the Class B shares outstanding, elected to redeem their shares for cash, and such shares were redeemed by the Company in December, 2008 for an aggregate of $2,933,542 using the proceeds of the partial sale of investments held in the Trust Account.

As a result of these redemptions, the Company will now proceed with a Business Combination only if the holders of less than 336,019 Class B shares (9.82% of the number of Class B shares originally issued and 10.94% of the Class B shares that remain outstanding at December 31, 2008) elected to redeem their shares for cash. In connection with the vote required for any Business Combination, all our officers, directors and sponsor have agreed to vote any Class B common stock owned by them prior to the public offering in accordance with the majority of the Class B shares voted by the public Class B stockholders.

Accordingly, the amount that would be payable for the redemption of the 336,018 Class B shares (684,060 shares at December 31, 2007) by Class B stockholders electing redemption in the event of a Business Combination has been classified as Class B common stock subject to possible redemption in the accompanying Balance Sheets.

The amounts of $25,918,923 and $28,570,476 are being held in a trust account (“Trust Account”) at December 31, 2008 and December 31, 2007, respectively, and invested until the earlier of (i) the consummation of a Business Combination or (ii) the liquidation of the Company. The investments held by the Trust Account at December 31, 2008 and 2007 were as follows (see Note 2):

	Face amount	Original cost	Fair value	Maturity date
December 31, 2008
Federal Home Loan Bank discount note	25,928,000	$25,894,521	$25,922,555	January 16, 2009
December 31, 2007
Federal Home Loan Bank discount note	28,738,000	$28,530,827	$28,613,851	February 20, 2008

On January 16, 2009, the Company instructed the Trustees for the Trust Account to re-invest the proceeds from the maturing Federal Home Loan Bank discount note in a Federal National Mortgage Association discount note (“Fannie Mae”), maturing on March 16, 2009. The Fannie Mae has a yield of 0.00% per annum.

The amount in the Trust Account includes $1,055,187 and $1,166,561 of contingent underwriting compensation (the “Compensation”) at December 31, 2008 and December 31, 2007, respectively. If no additional Class B shares are redeemed for cash in connection with a Business Combination, then the underwriter will been titled to receive the entire Compensation upon the consummation of a Business Combination. The underwriter will forfeit $.32 of Compensation for each share of Class B stock that is redeemed for cash in connection with a Business Combination, and the underwriter will forfeit all of the Compensation if the Company does not consummate a Business combination and liquidates. The deferred underwriting fees of $107,526 at December 31, 2008 and $218,900 at December 31, 2007 related to the number of shares of Class B stock that are subject to redemption are included in the balance of Class B common stock subject to redemption in the accompanying Balance Sheet. The deferred underwriting fees applicable to the remaining shares of Class B common stock are reflected as due to underwriters in the accompanying Balance Sheet.

One half of the interest earned in the Trust Account (prior to the payment of any federal and state taxes due by the Company) up to a maximum of $1,200,000 will be available to the Company to fund legal, accounting and continuing general and administrative expenses. At December 31, 2008, the Company had withdrawn a total of $1,021,001 of the interest earned on the Trust Account. At December 31, 2008, a balance of $178,999 may be withdrawn by the Company before reaching the maximum allowable amount of $1,200,000. However, due to declining interest rates, the Company believes that the Trust Account will not earn sufficient interest through August 31, 2009 to make available the remaining $178,999 distributable to the Company.

As of December 31, 2008, the Company had accounts payable to creditors and an outstanding payable to the bank under the Company’s line of credit totaling $1,364,522 and $249,000, respectively. Of the $1,364,522 payable to creditors at December 31, 2008, creditors who are owed $286,604 have waived their right to seek payment from the Trust Account. Creditors who have not waived their right to seek payment from the Trust Account could bring actions against the Company and if they won their cases could potentially proceed against the Trust Account if the Company did not have sufficient funds to pay them, which would reduce the amount distributable to the Class B common stockholders in any liquidation. Under an agreement with the underwriters, the Company’s officers, directors, and initial stockholder have agreed to indemnify the Trust Account from any such third party claims on a several basis, in proportion to their ownership interest in the Series A Units issued in a private placement prior to the Company’s initial public offering. However, because the indemnity is on a several basis, there can be no assurance that all amounts payable to the Company pursuant to the indemnity agreement would in fact be collected by the Company. If creditors bring actions against the Company and win their cases and proceed against the Trust Account and if any amounts owed to the Company under the indemnity agreement are not collected, then, to the extent the Company’s expenses exceed the amount the Trust Account can distribute to the Company from its interest income, the per share amount distributable to the Class B common stockholders in any liquidation would be reduced.

In the event of the liquidation of the Company, after the foregoing costs and expenses have been paid or reserved and the required stockholder approval has been received, the Company will distribute to its Class B common stockholders the amount in the Trust Account. At December 31, 2008, the amount available in the Trust Account would equal approximately $8.04 per Class B common stock after reserving for all amounts due the Company’s creditors, excluding those that have waived their right to seek payment from the Trust Account, the outstanding payable to the bank under the Company’s line of credit and the approximate $125,000 estimated costs associated with the Company’s plan of dissolution and distribution.

It is, however possible, that the amount payable to our Class B common stockholders could be reduced from the $8.04 discussed above. As a result of declining interest rates as the Company continues to proceed with the completion of the proposed business combination with Pypo, its operational costs will continue to exceed the interest income the Trust Account can distribute to the Company. As a result, the amounts due to creditors, who could proceed against the Trust Account for payment, unless such right has been waived as discussed above, could increase. In addition, the amounts payable to the Class B common stockholders may be further reduced by any other claims against the Company, whether by target companies, vendors, or others. The Company is not presently aware of any such claims at the time of this Form 10-K filing.

The holders of common stock will be entitled to receive the balance, if any, of the maximum amount of interest distributable to the Company and not previously distributed, as well as any other remaining net assets, after payment to our Class B common stockholders. The Company does not currently expect that any amounts will be available to distribute to its common stockholders.

As a result of the circumstances discussed above, the Company has raised additional funds in order to meet the expenditures required for operating its business to complete the business combination with Pypo. In December, 2008, certain of the Company’s Officers, Directors and Sponsor advanced the Company $137,935 in the form of an interest free loan to be repaid at the consummation of the business combination with Pypo (see Note 7). To the extent required, additional financing may be more difficult to obtain due to the current economic slowdown.

Note 2 — Summary of Significant Accounting Policies

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1, the Company will be required to commence its liquidation if a business combination is not consummated by August 31, 2009. This uncertainty raises substantial doubt as to the Company’s ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Cash and cash equivalents:

The Company has defined cash and cash equivalents as highly liquid investments with original maturities of less than ninety days. The Company maintains its cash in bank deposit accounts which, at times, may exceedfederally insured limits. As of December 31, 2008 and 2007, there is $0 and $68,915 in excess of FDIC insurancelimits. The Company has not experienced any losses in such accounts.

Net income (loss) per common share:

Net income (loss) per share has been computed by dividing net income (loss) for the period by the weighted average number of common shares outstanding for the period. Diluted earnings per share give effect to dilutive options and warrants outstanding during the period. No effect has been given to potential issuances of common shares, aggregating 5,777,355 at December 31, 2008 and 2007 from warrants or the underwriters purchase option in the computation of the diluted income (loss) per share, as the outstanding warrants and underwriters purchase option are contingently exercisable, commencing on the later of the consummation by the Company of a Business Combination or December 13, 2007.

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Investments held in trust account:

Investments held in trust are invested in United States government securities (“US Securities”) with a maturity of 180 days or less. The US Securities have been classified as held-to-maturity and measured at their amortized cost, which approximates fair value (see Note 1). The excess of fair value (amortized cost) over cost, exclusive of the deferred interest described below, is considered accrued interest which is included in interest income in the accompanying Statements of Operations. These US Securities are typically purchased at a discount from their face value in order to create a yield which is fixed through their maturity.

In December, 2008 the Company sold a portion of the securities in the Trust Account to fund the redemption of the shares of Class B common stock redeemed in connection with the special meeting to vote on the extension amendment (see Note 1). The Company does not believe that the sale affects its intent or ability to hold the remaining securities in the Trust Account to maturity as the sale was the result of an isolated and nonrecurring event.

Deferred interest:

Deferred interest represents the portion of the interest earned on the investments in the Trust Account that is credited to the carrying amount of the Class B common stock subject to possible redemption. The amount of interest treated as deferred interest consists of 19.99% of the interest attributable to the Class B common stockholders through December 10, 2008, and 9.82% of such interest for the period December 11, 2008 to December 31, 2008. The interest income attributable to the Class B common stockholders is computed as total interest income earned in the Trust Account in excess of the lesser of $1,200,000 or 50% of such interest prior to the payment of any federal and state taxes due by the Company. Deferred interest of $130,510 and $73,309 is included in the value of the Class B common stock subject to possible redemption at December 31, 2008 and December 31, 2007, respectively, in the accompanying Balance Sheets.

Income taxes:

The Company recognizes deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company’s financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial statement carrying amounts and the tax bases of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse.

As of January 1, 2007, the Company has adopted FIN 48, Accounting for Uncertainty in Income Taxes, as amended.

Overnight reverse repurchase agreements:

The Company invests its excess cash held in its checking account in overnight reverse repurchase agreements, with its bank. In connection with these transactions, it is the policy of the bank to deposit the underlying collateral in US Government Agency obligations, with the Federal Reserve for the benefit of the Company. The fair value of the underlying collateral exceeds the principal amount of the overnight reversere purchase agreement, including accrued interest.

New accounting pronouncements:

The Company does not believe that any recently issued, but not yet effective, accounting standards if currently adopted would have a material effect on its financial position or results of operations.

Note 3 — Proposed Merger with Pypo

On September 5, 2008, the Company signed an Agreement and Plan of Merger, Conversion and Share Exchange (the “merger agreement”) with Pypo Digital Company Limited (“Pypo or Pypo Cayman”). Pypo, a Cayman Islands limited liability company, through its subsidiaries in China and Hong Kong, is a distributor of Samsung wireless communication devices and other related products. The transactions contemplated by the merger agreement would constitute a Business Combination.

As part of the series of transactions contemplated by the merger agreement, the Company established MK Arizona Corp. (“MK Arizona”), a wholly owned Arizona subsidiary, and would effect a short-form merger, pursuant to which the Company would merge with and into MK Arizona, with MK Arizona remaining as the surviving corporation. After the merger, MK Arizona would become a Cayman Islands exempted company (“MK Cayman”) pursuant to a conversion and continuation procedure under Arizona and Cayman Islands law. The reorganization would change Middle Kingdom’s place of incorporation from Delaware to the Cayman Islands (“the redomestication”) and the outstanding securities of the Company would be converted into securities of MK Cayman.

Pursuant to the merger agreement, after the redomestication, MK Cayman would acquire all of the outstanding shares of Pypo Cayman by issuing the Pypo Cayman shareholders an aggregate of 45,000,000 MK Cayman ordinary shares and 3,400,000 MK Cayman Class B warrants. In addition, MK Cayman would agree to issue the Pypo Cayman shareholders up to an additional 23,000,000 MK Cayman ordinary shares pursuant to an earn-out provision in the merger agreement based on the adjusted net income of the combined company during the fiscal years ending March 31, 2010, 2011 and potentially 2012.

As a result of the business combination with Pypo, the stockholders of the Company are expected to beneficially own approximately 8.4% of the outstanding ordinary shares of MK Cayman, and the stockholders of Pypo are expected to own beneficially approximately 91.6% of the outstanding ordinary shares of MK Cayman, assuming no conversions of shares into cash from funds available in the Trust Account, and assuming the earn-out is not achieved. If the earn-out is achieved, then the stockholders of the Company are expected to beneficially own approximately 5.7% of the issued and outstanding ordinary shares of MK Cayman, and the Pypo shareholders are expected to beneficially own approximately 94.3% of the issued outstanding ordinary shares of MK Cayman. None of the foregoing percentages reflects the potential effect of an exercise of either the currently outstanding warrants, the warrants to be issued to the Pypo shareholders or the option to purchase Series A Units and Series B Units by the Representative of the underwriters.

On September 15, 2008 the Company filed a registration statement on Form S-4 containing a prospectus for the transactions contemplated by the merger agreement and a proxy for the special meeting of the Company’s stockholders to vote on the proposed business combination with Pypo. The SEC staff has completed its initial review of the Form S-4 and issued its comments 25 days after the September 15, 2008 filing date on October 10, 2008. On December 8, 2008, the Company filed the first amended registration statement on Form S-4 addressing each of the SEC staff’s comments received from its initial Form S-4 registration statement filing. The Company received comments from the SEC staff on the amended Form S-4 on December 19, 2008. On January 16, 2009, the Company filed a second amendment to the Form S-4 addressing each of the SEC staff’s comments received from its first amended Form S-4 registration statement filing. The SEC staff may have additional comments on the second amended Form S-4 registration statement, which the Company would have to address in another amended Form S-4 registration statement. Once the SEC declares the Form S-4 registration statement effective, the Company will be able to mail the registration statement to its stockholders and schedule the special meeting stockholders meeting to consider the business combination.

The Company expects to seek stockholder approval of the proposed business combination with Pypo as soon as possible after completion of the SEC staff’ s review process of the Form S-4 registration statement filed with the SEC in connection with the Pypo business combination. The Company’s management will not pursue any other business combination, even if the proposed Pypo business combination is abandoned, or attempt any extension of the business combination deadline beyond August 31, 2009, if the business combination cannot be completed by that date.

Note 4 — Offerings

Public Offering

On December 19, 2006, the Company sold 198,000 Series A Units at $8.00 per unit and 3,300,000 Series B Units at $8.00 per unit to the public. On January 4, 2007, and January 26, 2007, the underwriters exercised a portion of their over-allotment option for 27,200 Series A Units at $8.00 per unit and 120,305 Series B Units at $8.00 per unit, respectively. Each Series A Unit consists of one share of the Company’s common stock, $.001 par value, and five non-redeemable common stock purchase Class A warrants. Each Series B Unit consists of one share of the Company’s Class B common stock, $.001 par value, and one redeemable common stock purchase Class B warrant.

Each Class A warrant will entitle the holder to purchase from the Company one share of common stock at an exercise price of $5.00 commencing on the later of (a) one year from the Effective Date of the Public Offering, being December 13, 2007 or (b) the completion of a Business Combination with a company, and expiring seven years from the Effective Date of the Public Offering, being December 13, 2013. Each Class B warrant will entitle the holder to purchase from the Company one share of common stock at an exercise price of $5.00 commencing on the later of (a) one year from the Effective Date of the Public Offering, being December 13, 2007 or (b) the completion of a Business Combination with a company, and expiring seven years from the Effective Date of the Public Offering, being December 13, 2013 or earlier upon redemption.

The Company has a right to redeem the outstanding Class B warrants after the consummation of a Business Combination if there is an effective registration statement with a current prospectus on file providing for the resale of the underlying shares of common stock, in whole and not in part, at a price of $.01 per Class B warrant at any time after the Class B warrants become exercisable, upon a minimum of 30 days’ prior written notice of redemption, and if, and only if, the last sales price of the common stock equals or exceeds $16.00 per share for any 20 trading days within a 30 trading day period ending three business days before the notice of redemption. If the Company calls the Class B warrants, the holders will either have to exercise the warrants by purchasing the common stock from the Company or the warrants will be redeemed at $.01 per warrant.

The Warrants can be exercised (i) by the Warrant holder paying in full, in lawful money of the United States, in cash, good certified check or good bank draft payable to the order of the Company (or as otherwise agreed to by the Company), the Warrant Price for each full share of Common Stock as to which the Warrant is exercised and any and all applicable taxes due in connection with the exercise of the Warrant, the exchange of the Warrant for common stock, and the issuance of the common stock or (ii) in the event that the Board of Directors of the Company, in their sole discretion, determine that the Warrants may be exercised on a “cashless basis,” by surrendering his or her Warrant for that number of shares of common stock equal to the quotient obtained by dividing (x) the product of the number of shares of common stock underlying the Warrant, multiplied by the difference between the Warrant Price and the “Fair Market Value” by (y) the Fair Market Value. The “Fair Market Value” shall mean the average reported last sale price of the common stock for the 10 trading days ending on the third business day prior to the date on which the notice of redemption is sent to holders of Warrants.

In accordance with the warrant agreement relating to the Warrants sold and issued in the Offerings, the Company is only required to use its best efforts to maintain the effectiveness of the registration statement covering the Warrants. The Company will not be obligated to deliver securities, and there are no contractual penalties for failure to deliver securities, if a registration statement is not effective at the time of exercise. Additionally, in the event that a registration is not effective at the time of exercise, the holder of such Warrant shall not be entitled to exercise such Warrant and in no event (whether in the case of a registration statement not being effective or otherwise) will the Company be required to net cash settle the warrant exercise. Consequently, the Warrants may expire unexercised and unredeemed.

The Company sold to the Representatives of the underwriters, for $100, an option to purchase up to a total of 19,800 Series A Units at a per-unit price of $10.00 and/or up to a total of 330,000 Series B Units at a per-unit price of $10.00. The Series A Unit and Series B Unit that would be issued upon the exercise of this option are identical to those sold in the Offerings, provided that the exercise price of the Class A Warrants and Class B Warrants underlying the Series A Units and Series B Units, respectively, will have an exercise price of $10.00 per share (200% of the exercise price of the Class A Warrants and Class B Warrants included in the units sold in the Offerings). This option is exercisable at $10.00 per Series A Unit and Series B Unit on the later of the completion of a Business Combination or one year from the effective date of the Public Offering, being December 13, 2007 and expiring five years from the effective date of the Public Offering, being December 13, 2011.

The option may not be sold, transferred, assigned, pledged or hypothecated for a period of one hundred eighty days from the effective date of the Public Offering, being June 11, 2007, except to officers and partners of the underwriters and members of the selling group and/or their officers and partners. The option has a life of five years from the effective date, being December 13, 2011. The sale of the option is accounted for as an equity transaction. Accordingly, there has not been any net impact on the Company’s financial position or results of operations, except for the recording of the $100 proceeds from the sale.

The sale of the option has been accounted for as an equity transaction in accordance with Emerging Issues Task Force No. 00-19, Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock, and therefore would be measured at its fair value on the date of the sale, being December 19, 2006, in accordance with Statements of Financial Accounting Standards No. 123 (revised 2004),

Share-based Payment, which would result in an increase in the Company’s cash position and shareholders’ equity by the $100 proceeds from the sale. Notwithstanding anything to the contrary contained in this Representatives’ Unit Purchase Option, in no event will the Company be required to net cash settle the exercise of the Representatives’ Unit Purchase Option or the Warrants underlying the Unit Purchase Option. The holder of the Representatives’ Unit Purchase Option and the Warrants underlying the Representatives’ Unit Purchase Option will not be entitled to exercise the Representatives’ Unit Purchase Option or the Warrants underlying such Unit Purchase Option unless a registration statement is effective, or an exemption from the registration requirements is available at such time and, if the holder is not able to exercise the Representatives’ Unit Purchase Option or underlying Warrants, the Representatives’ Unit Purchase Option and/or the underlying Warrants, as applicable, will expire worthless.

The Company has determined based upon a trinomial model, that the estimated fair value of the option on the date of sale, being December 19, 2006, and in accordance with Statements of Financial Accounting Standards No. 123 (revised 2004), would be $13.87486 per Series A Unit and $2.77497 per Series B Unit or an aggregate of $274,722 for the Series A Units and an aggregate of $915,740 for the Series B Units, assuming an expected life of five years, volatility of 39.13545 and a risk-free interest rate of 5.0504%. The volatility calculation of 39.13545 is based on the latest five year average volatility of 77 companies drawn from 191 companies listed on the Shanghai Stock Exchange that had been trading for at least five years and that had market capitalizations ranging from $25 million to $151 million (the “Index”). The 77 companies comprising the Index are the companies with the highest, the lowest, and the midpoint market capitalizations (where available) within 29 industry sectors. Because the Company does not have a trading history, the Company estimated the potential volatility of its common stock price, which will depend on a number of factors which cannot be ascertained at this time.

This calculation used the month end closing prices for the five year period starting December 31, 2001 and ending November 30, 2006. The Company referred to the latest five year average volatility of the Index because management believes that the average volatility of such index is a reasonable benchmark to use in estimating the expected volatility of the Company’s common stock after consummation of a Business Combination. Although an expected life of five years was taken into account for purposes of assigning a fair value to this option, if the Company does not consummate a Business Combination within the prescribed time period and liquidates, this option would become worthless.

Pursuant to Rule 2710(g)(1) of the NASD Conduct Rule, the option to purchase up to a total of 19,800 Series A Units and/or up to a total of 330,000 Series B Units is deemed to be underwriting compensation and therefore upon exercise, the underlying shares and warrants are subject to a 180-day lock-up. Additionally, the option may not be sold, transferred, assigned, pledged or hypothecated for a one-year period (including the foregoing 180-day period) from the effective date of the Public Offering except to officers and partners of the underwriters and members of the selling group and/or their officers and partners.

Private Placement

In February 2006, the Company sold to its principal stockholder, officers and directors an aggregate of 90,450 Series A Units at $8.00 per unit. The Series A Units consist of one share of the Company’s common stock, $.001 par value, and five non-redeemable common stock purchase Class A warrants. The Series A Units sold in the Private Placement are identical to the Series A Units sold in the Public Offering.

Note 5 — Accounts payables and accrued liabilities

Accounts payable and accrued liabilities at December 31, 2008 and December 31, 2007, consist of the following:

	December 31, 2008	December 31, 2007
Audit fees	$151,671	$78,000
Legal fees	896,079
Management fees	45,000
Other accrued expenses	271,772	31,286
	$1,364,522	$109,286

Note 6 — Bank Line of Credit

On December 19, 2006, Wachovia Bank provided the Company with a line of credit for $250,000 to finance the Company’s general working capital needs. At December 31, 2008 and December 31, 2007, the Company had $249,000 and $0 outstanding under the line of credit, respectively.

The line of credit was initially established to mature in 24 months from the date of the Public Offering, on December 19, 2008. On July 1, 2008, Wachovia Bank extended the line of credit from December 19, 2008 to September 1, 2009. Interest is charged at LIBOR plus 2% per annum, which at December 31, 2008 and December 31, 2007 was 3.90% and 7.24%, respectively, with interest payable monthly and the outstanding principal and interest due and payable at maturity.

In accordance with the terms of the line of credit, the bank must authorize all distributions to the Company to the extent that the aggregate sum of interest distributed to the Company from the Trust Account exceeds $900,000. In July 2008, August 2008, September 2008 and November 2008, Wachovia Bank authorized the distribution to the Company from the Trust Account the Company’s share of the interest earned up to the $1,200,000 limit discussed in Note 1.

Note 7 — Related Party Transaction

The Company has agreed to pay several of the officers and directors and/or their affiliated companies an aggregate monthly fee of $7,500 for general and administrative services including office space, utilities, and secretarial support in Shanghai, China and Atlanta, Georgia from the Effective Date of the Public Offering through the completion of a Business Combination. The administrative fee of $7,500 per month is allocated among Primus Capital LLC, an affiliate of Mr. Tanenbaum, CEO; Mr. Marks, President; MTP Holdings Ltd. an affiliate of Messrs. Yao (officer and director), Chai (officer), and Ding (officer); and Mr. Lam, an officer and director. At December 31, 2008 and December 31, 2007, the Company accrued a balance of $45,000 and $0, respectively, to the above mentioned officers and directors and/or their affiliated companies.

In November and December, 2008, certain of the Company’s Officers, Directors and Sponsor advanced the Company $137,935. The loans are interest free and are repayable upon the consummation of the proposed business combination with Pypo (see Note 3). On January 26, 2009, the Sponsor advanced the Company an additional amount of $38,582 on the same terms and conditions as the advances made in November and December 2008.

Note 8 — Preferred Stock

The Company is authorized to issue 1,000,000 shares of preferred stock with such designations, voting and other rights and preferences, as may be determined from time to time by the Board of Directors. At December 31, 2008 and December 31, 2007, no preferred shares were issued and outstanding.

Note 9 — Income Taxes

The provision for income tax (benefit) expense consists of the following:

	December 31,
	2008	2007
Current — Federal	$(200,000)	$223,459
Current — State and Local	(40,000)	39,437
Deferred — Federal	—	—
Deferred — State and Local	—	—
Total	$(240,000)	$262,896

The income tax benefit in 2008 results from a refund of prior years’ income taxes from the carryback of the2008 losses against the taxable income for prior year.

The Company’s deferred tax assets are as follows:

	December 31,
	2008	2007
Benefit of net operating loss carryforwards	$323,000	—
Valuation allowance	(323,000)	—
Net deferred tax assets	$—	$—

At December 31, 2008 the Company has net operating loss carryforwards of approximately $850,000 available to reduce income taxes on future years’ taxable income. The Company has provided a valuation allowance of 100% of the future benefit of its net operating loss carryforwards as management is not able to conclude that the future realization of the net operating loss carryforwards is more likely than not.

The following reconciles the Company’s effective tax rates to the statutory income tax rates:

	December 31,
	2008	2007
Statutory federal income tax rate	-34%	34%
State and local income taxes	-4%	4%
Deferred tax asset valuation allowance	22%	-3%
Effective tax rate	-16%	35%

Note 10 — Summarized Quarterly Data (unaudited)

Financial information for each quarter for the years ended December 31, 2008 and December 31, 2007 is as follows:

	March 31, 2008	June 30, 2008	September 30, 2008	December 31, 2008
Loss from operations	$(313,211)	$(343,154)	$(742,402)	$(752,486)
Profit on sale of investment	—	—	—	699
Interest Income	227,058	151,685	134,828	75,555
Loss before provision for income taxes	(86,153)	(191,469)	(607,574)	(676,232)
Provision for income tax benefit — current	—	—	—	240,000
Net loss	$(86,153)	$(191,469)	$(607,574)	$(436,232)
Weighted average number of shares outstanding	4,485,955	4,485,955	4,485,955	4,402,425
Net loss per share — basic	$(0.02)	$(0.04)	$(0.14)	$(0.10)
Net loss per share — diluted	$(0.02)	$(0.04)	$(0.14)	$(0.10)

	March 31, 2007	June 30, 2007	September 30, 2007	December 31, 2007
Loss from operations	$(175,678)	$(142,960)	$(119,649)	$(212,097)
Interest Income	340,446	327,868	345,467	302,765
Income before provision for income taxes	164,768	184,908	225,818	90,668
Provision for income tax (expense) — current	(62,244)	(62,861)	(94,263)	(43,528)
Net income	$102,524	$122,047	$131,555	$47,140
Weighted average number of shares outstanding	4,450,087	4,485,955	4,485,955	4,485,955
Net income per share — basic	$0.02	$0.03	$0.03	$0.01
Net income per share — diluted	$0.02	$0.03	$0.03	$0.01

MIDDLE KINGDOM ALLIANCE CORP.
(a development stage company)

BALANCE SHEETS

	June 30, 2009	December 31, 2008
	(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$16,924	$20,664
Cash held in trust account	25,891,135	25,918,923
Income tax refund receivable	240,000	240,000
Prepaid insurance and other assets	—	46,003
Total current assets	$26,148,059	$26,225,590
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$2,557,482	$1,364,522
Bank line of credit	249,000	249,000
Shareholders loans	228,949	137,935
Due to underwriters	1,005,694	947,662
Liability to redeeming Class B Common Stockholders	1,317,348	0
Total current liabilities	5,358,473	2,699,119
Commitments:
Class B common stock, $.001 par value, 0 and 336,018 shares subject to possible redemption	—	2,833,624
Stockholders’ Equity:
Preferred stock – $.001 par value; Authorized 1,000,000 shares; none issued	$—	$—
Common stock – $.001 par value; Authorized 15,000,000 shares; issued and outstanding 1,065,650	1,065	1,065
Class B common stock – $.001 par value; Authorized 5,000,000 shares; issued and outstanding 2,917,593 and 3,072,263 (includes 0 and 336,018 shares subject to possible redemption)	2,918	3,072
Additional paid-in capital	23,157,127	21,699,418
(Accumulated deficit) during the development stage	(2,371,524)	(1,010,708)
Total stockholders’ equity	20,789,586	20,692,847
Total liabilities and stockholders’ equity	$26,148,059	$26,225,590

The accompanying notes should be read in conjunction with the financial statements.

MIDDLE KINGDOM ALLIANCE CORP.
(a development stage company)

STATEMENTS OF OPERATIONS

	For the Three Months Ended		For the Six Months Ended		Period from January 17, 2006 (inception) to June 30, 2009
	June 30, 2009	June 30, 2008	June 30, 2009	June 30, 2008
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Operating expenses:
General, administrative and legal	$(809,514)	$(343,154)	$(1,377,499)	$(656,365)	$(4,316,362)
Loss from operations	(809,514)	(343,154)	(1,377,499)	(656,365)	(4,316,362)
Profit on sale of investment	—	—	—	—	699
Interest income	4,367	151,685	16,683	378,743	1,967,035
(Loss) income before provision for income taxes	(805,147)	(191,469)	(1,360,816)	(277,622)	(2,348,628)
Income tax benefit (expense) – current	—	—	—	—	(22,896)
Net (loss) income	$(805,147)	$(191,469)	$(1,360,816)	$(277,622)	$(2,371,524)
Weighted average number of shares outstanding	4,136,213	4,485,955	4,136,366	4,485,955
Net (loss) income per share – basic	$(0.19)	$(0.04)	$(0.33)	$(0.06)
Net (loss) income per share – diluted	$(0.19)	$(0.04)	$(0.33)	$(0.06)

The accompanying notes should be read in conjunction with the financial statements.

MIDDLE KINGDOM ALLIANCE CORP.
(a development stage company)

STATEMENTS OF CHANGES IN STOCKHOLDER’S EQUITY
(Unaudited)

	Common Stock		Class B Common Stock		Additional Paid-In Capital	Retained Earnings (Accumulated Deficit) During the Development Stage	Total Stockholders’ Equity
	Shares	Amount	Shares	Amount
January 17, 2006 (inception)		$—		$—	$—	$—	$—
Issuances of common stock for cash to founders at $.03 per share (from February 15, 2006 to September 30, 2006)	750,000	750			21,750		22,500
Issuances of Series A units for cash to founders at $8.00 per unit (from February 15, 2006 to September 30, 2006)	90,450	90			723,510		723,600
Sale of Series A units, net of underwriters’ discount and offering expenses on December 19, 2006	198,000	198			1,532,397		1,532,595
Sale of Series B units, net of underwriters’ discount and offering expenses on December 19, 2006 (includes shares subject to possible redemption)			3,300,000	3,300	23,950,909		23,954,209
Proceeds from the issuance of an underwriters’ option					100		100
Reclassification of amounts subject to possible redemption of 659,999 Class B common shares					(5,438,392)		(5,438,392)
Net loss						(92,546)	(92,546)
Balance – December 31, 2006	1,038,450	1,038	3,300,000	3,300	20,790,274	(92,546)	20,702,066
Sale of Series A units, net of underwriters’ discount and offering expenses on January 5, 2007	27,200	27			210,435		210,462
Sale of Series B units, net of underwriters’ discount and offering expenses on January 26, 2007 (includes shares subject to possible redemption)			120,305	120	894,554		894,674
Reclassification of amounts subject to possible redemption of an additional 24,061 Class B common stock for a total of 684,060 Class B common shares					(198,263)		(198,263)
Overpayment of NASD filing fees refunded					2,070		2,070
Net Income						403,266	403,266
Balance – December 31, 2007	1,065,650	1,065	3,420,305	3,420	21,699,070	310,720	22,014,275
Redemption and cancellation of 348,042 Class B common shares			(348,042)	(348)	348		—
Net loss						(1,321,428)	(1,321,428)
Balance – December 31, 2008	1,065,650	$1,065	3,072,263	$3,072	$21,699,418	$(1,010,708)	$20,692,847
Net loss						(555,669)	(555,669)
Balance – March 31, 2009	1,065,650	$1,065	3,072,263	$3,072	$21,699,418	$(1,566,377)	$20,137,178
Redemption and cancellation of 154,670 Class B common shares			(154,670)	(154)	154		—
Reclassification of 181,348 Class B common shares no longer subject to possible redemption of					1,457,555		1,457,555
Net loss						(805,147)	(805,147)
Balance – June 30, 2009	1,065,650	$1,065	2,917,593	$2,918	$23,157,127	$(2,371,524)	$20,789,586

The accompanying notes should be read in conjunction with the financial statements.

MIDDLE KINGDOM ALLIANCE CORP.
(a development stage company)

STATEMENTS OF CASH FLOWS
(Unaudited)

	For the Six Months Ended		For the Period from January 17, 2006 (inception) to June 30, 2009
	June 30, 2009	June 30, 2008
	(unaudited)	(unaudited)	(unaudited)
Cash flows from operating activities:
Net (loss) income	$(1,360,816)	$(277,622)	$(2,371,524)
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities:
Decrease (increase) value of trust account	24,400	(27,469)	—
Adjustments to redemption value of redeeming Class B common shares	(689)	—	71,790
Deferred interest income included in shares subject to redemption	—	37,434	—
Changes in operating assets and liabilities:
Prepaid insurance and other assets	46,003	1,127	—
Income tax refund receivable	—	—	(240,000)
Accounts payable and accrued liabilities	1,192,960	110,570	2,557,482
Net cash (used in) provided by operating activities	(98,142)	(155,960)	17,748
Cash flows from investing activities:
Purchase of investment in trust account, net	3,388	(168,759)	(25,891,135)
Net cash used in investing activities	3,388	(168,759)	(25,891,135)
Cash flows from financing activities:
Proceeds from common stock to founders	—	—	22,500
Proceeds from Series A units to founders	—	—	723,600
Proceeds from Series A and Series B units sold	—	—	27,599,704
Proceeds from issuance of an underwriters’ option	—	—	100
Proceeds from bank line of credit	—	—	444,000
Proceeds from shareholders loans	91,014	225,000	228,949
Repayment of bank line of credit	—	(45,000)	(195,000)
Redemption of Class B common shares	—	—	(2,933,542)
Net cash provided by financing activities	91,014	180,000	25,890,311
Net (decrease) increase in cash	(3,740)	(144,719)	16,924
Cash and cash equivalents at beginning of period	20,664	168,915	—
Cash and cash equivalents at end of period	$16,924	$24,196	$16,924
Supplemental disclosure of non-cash financing activities:
Reclassification from redeeming shares to current liabilities	$1,317,348	$—	$—
Reclassification from non-redeeming shares to additional paid in capital	$1,457,554	$—	$—
Accrual of deferred underwriting fees	$58,032	$—	$1,005,694
Supplemental disclosure of cash flow information:
Cash paid during the year for:
Interest	$3,087	$822	$9,692
Income taxes	$5,000	$—	$286,890

The accompanying notes should be read in conjunction with the financial statements.

MIDDLE KINGDOM ALLIANCE CORP.
(a development stage company)

NOTES TO FINANCIAL STATEMENTS

Note 1. Basis of presentation, organization and proposed business operations and summary of significant accounting policies

Basis of Presentation

The accompanying financial statements at June 30, 2009, for the three and six months ended June 30, 2009 and 2008 and for the period from January 17, 2006 (inception) to June 30, 2009 are unaudited. In the opinion of management, all adjustments (consisting of normal accruals) have been made that are necessary to present fairly the financial position of Middle Kingdom Alliance Corp. (a development stage company) (the “Company”) as of June 30, 2009, the results of its operations for the three and six months ended June 30, 2009 and 2008 and for the period from January 17, 2006 (inception) to June 30, 2009, and its cash flows for six months ended June 30, 2009 and 2008 and for the period from January 17, 2006 (inception) to June 30, 2009. Operating results for interim periods are not necessarily indicative of the results to be expected for the full year. These financial statements should be read in conjunction with the financial statements that were included in the Company’s Annual Report on Form 10-K/A for the period ended December 31, 2008. The accompanying December 31, 2008 balance sheet has been derived from the audited financial statements included therein.

Organization and Operations

The Company was incorporated in Delaware on January 17, 2006. The Company was formed to complete a merger, capital stock exchange, asset purchase or other similar business combination (“Business Combination”) with a company in an unspecified industry with principal or substantial operations in the People’s Republic of China (“China”). Such company would be small enough to allow the Company to acquire a material minority investment and large enough to have the organizational and financial infrastructure to operate as a public company. The Company has neither engaged in any operations nor generated any operating revenue to date. At June 30, 2009, the Company had not yet commenced any operations. All activity through June 30, 2009 relates to the Company’s formation, private placement and public offerings and its efforts to complete a Business Combination. The Company is considered to be in the development stage and is subject to the risks associated with activities of development stage companies.

The registration statement for the Company’s initial public offering (the “Public Offering”) was declared effective on December 13, 2006. The Company completed a private placement (the “Private Placement”) in February 2006 and received net proceeds of $723,600. The Company consummated the Public Offering on December 19, 2006 and received proceeds of $26,394,963, net of underwriters’ discount of $1,119,360 and offering expenses of $469,677. On January 4, 2007, and January 26, 2007, the underwriters exercised a portion of their over-allotment option from which the Company received proceeds of $1,144,639, net of underwriters’ discount of $35,401. The Company’s management has broad discretion with respect to the specific application of the net proceeds of the Private Placement and the Public Offering (collectively the “Offerings”) (as described in Note 4), although substantially all of the net proceeds of the Offerings are intended to be generally applied toward consummating a Business Combination with a company with principal or substantial operations in China.

The Company’s Certificate of Incorporation, prior to an amendment filed on December 10, 2008 as discussed below, provided for mandatory liquidation of the Company in the event that the Company did not complete a Business Combination within 18 months after the Effective Date of the Public Offering on December 13, 2006, being June 13, 2008 (or within 24 months after the effective date of the Public Offering if a letter of intent, agreement in principle or definitive agreement had been executed within 18 months after the effective date of the Public Offering and the Business Combination has not been completed within such 24 month period, being December 13, 2008). On May 23, 2008 the Company issued a press release in connection with its execution of a letter of intent to complete a Business Combination with a company having its principle operations in China. Pursuant to the Company’s Certificate of Incorporation, execution of the letter of intent affords the Company an extension to complete the Business Combination, until December 13, 2008.

As described in Note 3, on September 5, 2008 the Company signed an Agreement and Plan of Merger, Conversion and Share Exchange (the “merger agreement”) with Pypo Digital Company Limited (“Pypo or Pypo

MIDDLE KINGDOM ALLIANCE CORP.
(a development stage company)

NOTES TO FINANCIAL STATEMENTS

Note 1. Basis of presentation, organization and proposed business operations and summary of significant accounting policies  – (continued)

Cayman”). Pypo, a Cayman Islands exempted company, through its subsidiaries in China and Hong Kong, is a leading distributor of Samsung wireless communication devices and other related products. The transactions contemplated by the merger agreement would constitute a Business Combination.

On September 15, 2008 the Company filed a registration statement on Form S-4 containing a prospectus for the transactions contemplated by the merger agreement and a proxy for the special meeting of the Company’s stockholders to vote on the proposed Business Combination with Pypo. The Company subsequently filed an amended registration statement on Form S-4/A on December 8, 2008, and the Company’s wholly owned subsidiary, MK Arizona Corp. (“MK Arizona”) filed eight amended registration statements on Form S-4/A on January 16, 2009, March 6, 2009, April 6, 2009, April 30, 2009, May 11, 2009, May 13, 2009 and two filings on May 14, 2009, addressing the SEC staff’s comments received from each of the first eight filings on October 10, 2008, December 19, 2008, February 13, 2009, March 23, 2009, April 20, 2009, May 8, 2009, May 12, 2009, May 13, 2009 and May 14, 2009. On May 14, 2009, the SEC advised the Company that they had no additional comments (although neither the SEC nor the SEC staff passed on the accuracy or adequacy of the registration statement) and declared the Form S-4 registration statement effective. On May 14, 2009, the Company mailed the combined proxy statement for a special meeting of the stockholders of the Company and prospectus of Pypo China Holdings Limited to its stockholders of record as of that date. As described below, the special meeting of the stockholders of the Company was held on June 29, 2009 at which time the transactions contemplated by the merger agreement were approved. The transactions contemplated by the merger agreement were consummated on July 9, 2009.

Because the Company could not predict with any certainty the length of the SEC staff’s review process and because it had to give stockholders sufficient time to review the proxy statement/prospectus prior to the special meeting to consider the Business Combination with Pypo, the Company concluded that it would not be able to complete the Business Combination by December 13, 2008. Therefore, on November 3, 2008 the Company filed with the SEC a preliminary proxy statement for a special meeting of its stockholders at which the stockholders would be asked to approve three amendments (the “extension amendments”) to the Company’s Certificate of Incorporation that would extend the December 13, 2008 deadline to August 31, 2009. The Company received comments from the SEC staff on the preliminary proxy statement to which the Company responded accordingly. On November 25, 2008 the SEC staff advised the Company that they had no additional comments on the preliminary proxy statement (although the SEC staff may always perform an additional review and have additional comments, and neither the SEC nor the SEC staff passed on the accuracy or adequacy of the proxy statement) and on November 26, 2008 the Company’s registrar and transfer agent mailed the proxy statement to the Company’s stockholders of record to schedule a special meeting to consider the extension amendments for December 10, 2008. During the period from November 26, 2008 to the special stockholders meeting on December 10, 2008, Capital Ally Investments Limited (“Capital Ally”) together with ARCH Digital Holdings, Ltd. (“ARCH”), purchased 2,685,200 of the Company’s Class B Common Stock for an ownership interest of 87.40% and 92.03% of the outstanding Class B Common Stock at December 31, 2008 and June 30, 2009, respectively. Capital Ally and ARCH hold 67% and 33%, respectively, of the ordinary shares of Pypo. On December 10, 2008, the extension amendments were approved by the common stockholders and the Class B stockholders. As a result of the extension amendments, the Company had until August 31, 2009 to complete its proposed Business Combination with Pypo before it must liquidate.

With respect to a Business Combination which was approved and consummated, any Class B common stockholders who voted against the Business Combination could demand that the Company redeem their shares for cash. The conversion price would equal $8.24 per share of Class B common stock, plus (i) a pro-rata share of the interest earned in the Trust Account (see below) in excess of the lesser of $1,200,000 or 50% of such interest (prior to the payment of any federal and state taxes due by the Company), and (ii) a pro-rata share of the income

MIDDLE KINGDOM ALLIANCE CORP.
(a development stage company)

NOTES TO FINANCIAL STATEMENTS

Note 1. Basis of presentation, organization and proposed business operations and summary of significant accounting policies  – (continued)

tax refund receivable of $240,000. Such amount aggregated approximately $8.51 at December 31, 2008, and was approximately $8.52 on June 29, 2009.

The Company’s Certificate of Incorporation provided that the Company would proceed with a Business Combination only if the holders of a majority of the Class B shares cast at the meeting to approve the Business Combination vote in favor of the Business Combination and Class B stockholders owning less than 20% of the outstanding Class B shares (684,060 shares) vote against the Business Combination and exercise their conversion rights to have their shares redeemed for cash. However, in connection with the December 10, 2008 special meeting to consider the extension amendments, Class B stockholders who voted against the extension amendment had the right to demand that the Company redeem their Class B shares for cash. The holders of 348,042 Class B shares, or 10.17% of the Class B shares outstanding, elected to redeem their shares for cash, and such shares were redeemed by the Company in December, 2008 for an aggregate of $2,933,542 using the proceeds of the partial sale of investments held in the Trust Account.

As a result of these December 10, 2008 redemptions, the Company would then proceed with a Business Combination only if the holders of less than 336,019 Class B shares (9.82% of the number of Class B shares originally issued and less than 10.94% of the Class B shares that remain outstanding as of the date of the special meeting of the stockholders) elected to redeem their shares for cash. In connection with the vote required for any Business Combination, all our officers, directors and sponsor agreed to vote any Class B common stock owned by them prior to the public offering in accordance with the majority of the Class B shares voted by the public Class B stockholders.

At the special meeting of the Company’s stockholders on June 29, 2009 at which the transactions contemplated by the merger agreement with Pypo were approved, the holders of 154,670 shares of the Company’s Class B common stock voted against the proposed Business Combination with Pypo and elected to convert their shares into the right to receive cash. Such 154,670 Class B shares were redeemed at a price of approximately $8.52 per share, or $1,317,348 in the aggregate, on July 10, 2009 in connection with the closing of the Business Combination with Pypo, and are presented as a liability on the accompanying balance sheet as of June 30, 2009.

The amounts of $25,891,135 and $25,918,923 were being held in a trust account (“Trust Account”) at June 30, 2009 and December 31, 2008, respectively. Prior to June 24, 2009 these funds were invested until the earlier of (i) the consummation of a Business Combination or (ii) the liquidation of the Company, and subsequent to June 24, 2009, the funds were held in cash as described below. The investments held by the Trust Account at December 31, 2008 were as follows (see Note 2):

	Face amount	Original cost	Fair value	Maturity date
December 31, 2008
Federal Home Loan Bank discount note	25,928,000	$25,894,521	$25,922,555	January 16, 2009

On January 16, 2009 the Company instructed the Trustee of the Trust Account to re-invest the proceeds from the maturing Federal Home Loan Bank discount note in a Federal National Mortgage Association discount note maturing April 21, 2009. On April 21, 2009, the Company instructed the Trustees for the Trust Account to re-invest the proceeds from the maturing Federal National Mortgage Association discount note in a United States Treasury Bill (“US T-bill”), maturing on June 4, 2009, which was re-invested on that date in a US T-bill, maturing on June 24, 2009.

On June 24, 2009, in contemplation of the June 29, 2009 stockholders’ meeting and the subsequent completion of the Business Combination (including any redemption of shares of Class B common stock that elected redemption at that time), the Company instructed the Trustee to convert all of the amounts in the Trust Account into cash to be held in a non-interest bearing account. At June 30, 2009 the amounts in the Trust Account are held in a non-interest bearing account at JPMorgan Chase Bank, N.A. Under the FDIC’s Transaction Account

MIDDLE KINGDOM ALLIANCE CORP.
(a development stage company)

NOTES TO FINANCIAL STATEMENTS

Note 1. Basis of presentation, organization and proposed business operations and summary of significant accounting policies  – (continued)

Guarantee Program, such non-interest bearing accounts are insured up to their full amount during the life of the program, which the FDIC has scheduled to end on December 31, 2009.

The amount in the Trust Account included $1,055,187 of contingent underwriting compensation (the “Compensation”) at December 31, 2008. If no additional Class B shares were redeemed for cash in connection with a Business Combination, then the underwriter was entitled to such Compensation upon the completion of a Business Combination. As a result of the redemption of 154,670 shares of Class B common stock in connection with the vote on the Business Combination, the Compensation that the underwriter was entitled to was reduced by $49,494 ($.32 per share). The underwriter was thus entitled to $1,005,694 of the Compensation upon the closing of the Business Combination, and such amount is reflected as a liability at June 30, 2009.

One half of the interest earned in the Trust Account (prior to the payment of any federal and state taxes due by the Company) up to a maximum of $1,200,000 was available to the Company to fund legal, accounting and continuing general and administrative expenses. At June 30, 2009, the Company had withdrawn a total of $1,041,311 of the interest earned on the Trust Account. At June 30, 2009, a remaining balance of $158,689 may be withdrawn by the Company before reaching the maximum allowable amount of $1,200,000. However, due to declining interest rates, the Company believes that the Trust Account will not earn sufficient interest through August 31, 2009 to make available the remaining $158,689 distributable to the Company.

Note 2. Summary of Significant Accounting Policies

Cash and cash equivalents:

The Company has defined cash and cash equivalents as highly liquid investments with original maturities of ninety days or less. The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. As of June 30, 2009 and December 31, 2008, there were no bank balances in excess of FDIC insurance limits. The Company has not experienced any losses in such accounts.

Net income (loss) per common share:

Net income (loss) per share has been computed by dividing net income (loss) for the period by the weighted average number of common shares outstanding for the period. Diluted earnings per share give effect to dilutive options and warrants outstanding during the period. No effect has been given to potential issuances of common shares, aggregating 5,777,355 at June 30, 2009 and 2008 from warrants or the underwriters purchase option in the computation of the diluted income (loss) per share, as the outstanding warrants and underwriters purchase option are contingently exercisable, commencing on the later of the consummation by the Company of a Business Combination or December 13, 2007.

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Investments held in trust account:

Through June 24, 2009 the investments held in trust were invested in United States government securities (“US Securities”) with a maturity of 180 days or less. The US Securities were classified as held-to-maturity and measured at their amortized cost, which approximates fair value (see Note 1). The excess of fair value (amortized cost) over cost, exclusive of the deferred interest described below, is considered accrued interest which is included in interest income in the accompanying Statements of Operations. These US Securities are typically purchased at a discount from their face value in order to create a yield which is fixed through their maturity.

MIDDLE KINGDOM ALLIANCE CORP.
(a development stage company)

NOTES TO FINANCIAL STATEMENTS

Note 2. Summary of Significant Accounting Policies  – (continued)

In December, 2008 the Company sold a portion of the securities in the Trust Account to fund the redemption of the shares of Class B common stock redeemed in connection with the special meeting to vote on the extension amendment (see Note 1). The Company does not believe that the sale affects its intent or ability to hold the remaining securities in the Trust Account to maturity as the sale was the result of an isolated and nonrecurring event.

As discussed in Note 1, on June 24, 2009 the Company converted the amounts held in the Trust Account into non-interest bearing cash deposits.

Deferred interest:

Deferred interest represents the portion of the interest earned on the investments in the Trust Account that is credited to the carrying amount of the Class B common stock subject to possible redemption. The amount of interest treated as deferred interest consists of 19.99% of the interest attributable to the Class B common stockholders through December 10, 2008, and 9.82% of such interest for the period December 11, 2008 to December 31, 2008 and 9.82% for the period from January 1, 2009 to June 29, 2009. The interest income attributable to the Class B common stockholders is computed as total interest income earned in the Trust Account in excess of the lesser of $1,200,000 or 50% of such interest prior to the payment of any federal and state taxes due by the Company. Deferred interest of $130,510 is included in the value of the Class B common stock subject to possible redemption at December 31, 2008 in the accompanying Balance Sheets. At June 30, 2009 the liability for the redemption of the 154,670 shares of Class B common stock that elected redemption in connection with the June 29, 2009 vote on the proposed Business Combination with Pypo includes $60,074 of deferred interest attributable to those shares.

Income taxes:

The Company recognizes deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company’s financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial statement carrying amounts and the tax bases of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse.

As of January 1, 2007, the Company has adopted FIN 48, Accounting for Uncertainty in Income Taxes, as amended.

Overnight reverse repurchase agreements:

The Company may invest its excess cash held in its checking account in overnight reverse repurchase agreements, with its bank. In connection with these transactions, it is the policy of the bank to deposit the underlying collateral in US Government Agency obligations with the Federal Reserve for the benefit of the Company. The fair value of the underlying collateral exceeds the principal amount of the overnight reverse repurchase agreement, including accrued interest.

New accounting pronouncements:

In May 2009, the FASB issued Statement No. 165, Subsequent Events. Statement 165 establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before the financial statements are issued or are available to be issued. Statement 165 was effective for interim and annual periods ending after June 15, 2009. All subsequent events were disclosed through August 14, 2009.

The Company does not believe that any recently issued, but not yet effective, accounting standards if currently adopted would have a material effect on its financial position or results of operations.

MIDDLE KINGDOM ALLIANCE CORP.
(a development stage company)

NOTES TO FINANCIAL STATEMENTS

Note 3. Merger with Pypo

On September 5, 2008, the Company signed an Agreement and Plan of Merger, Conversion and Share Exchange (the “merger agreement”) with Pypo Digital Company Limited (“Pypo or Pypo Cayman”). Pypo, a Cayman Islands exempted company, through its subsidiaries in China and Hong Kong, is a distributor of Samsung wireless communication devices and other related products. The transactions contemplated by the merger agreement would constitute a Business Combination. As discussed in Note 1, on June 29, 2009 the Company’s stockholders approved the transactions contemplated by the merger agreement, and the transactions contemplated by the merger agreement were consummated on July 9, 2009.

As part of the series of transactions contemplated by the merger agreement, the Company established MK Arizona Corp. (“MK Arizona”), a wholly owned Arizona subsidiary. Through June 30, 2009 MK Arizona had no material transactions. On July 9, 2009 the Company effected a short-form merger, pursuant to which the Company merged with and into MK Arizona, with MK Arizona remaining as the surviving corporation. After the merger, MK Arizona became a Cayman Islands exempted company (“MK Cayman”) pursuant to a conversion and continuation procedure under Arizona and Cayman Islands law. The reorganization changed Middle Kingdom’s place of incorporation from Delaware to the Cayman Islands (“the redomestication”) and the outstanding securities of the Company were converted into securities of MK Cayman.

Pursuant to the merger agreement, after the redomestication, MK Cayman acquired all of the outstanding shares of Pypo Cayman by issuing the Pypo Cayman shareholders an aggregate of 45,000,000 MK Cayman ordinary shares and 3,400,000 MK Cayman Class B warrants. In addition, MK Cayman agreed to issue the Pypo Cayman shareholders up to an additional 23,000,000 MK Cayman ordinary shares pursuant to an earn-out provision in the merger agreement based on the adjusted net income of the combined company during the fiscal years ending March 31, 2010, 2011 and potentially 2012.

As a result of the consummation of the Business Combination with Pypo (and considering the affect of the shares of the Company’s Class B common stock that elected to be redeemed, as discussed above), as of July 9, 2009 the stockholders of the Company beneficially own approximately 8.1% of the outstanding ordinary shares of MK Cayman, and as of July 9, 2009 the stockholders of Pypo beneficially own approximately 91.9% of the outstanding ordinary shares of MK Cayman, assuming the earn-out is not achieved. If the earn-out is achieved, then the stockholders of the Company would beneficially own approximately 5.5% of the issued and outstanding ordinary shares of MK Cayman, and the Pypo shareholders would beneficially own approximately 94.5% of the issued outstanding ordinary shares of MK Cayman. None of the foregoing percentages reflects the potential effect of an exercise of either the currently outstanding warrants, the warrants to be issued to the Pypo shareholders or the option to purchase Series A Units and Series B Units by the Representative of the underwriters.

Note 4. Offerings

Public Offering

On December 19, 2006, the Company sold 198,000 Series A Units at $8.00 per unit and 3,300,000 Series B Units at $8.00 per unit to the public. On January 4, 2007, and January 26, 2007, the underwriters exercised a portion of their over-allotment option for 27,200 Series A Units at $8.00 per unit and 120,305 Series B Units at $8.00 per unit, respectively. Each Series A Unit consists of one share of the Company’s common stock, $.001 par value, and five non-redeemable common stock purchase Class A warrants. Each Series B Unit consists of one share of the Company’s Class B common stock, $.001 par value, and one redeemable common stock purchase Class B warrant.

Each Class A warrant will entitle the holder to purchase from the Company one share of common stock at an exercise price of $5.00 commencing on the later of (a) one year from the Effective Date of the Public Offering, being December 13, 2007 or (b) the completion of a Business Combination with a company, and expiring seven years from the Effective Date of the Public Offering, being December 13, 2013. Each Class B warrant will entitle the holder to purchase from the Company one share of common stock at an exercise price of $5.00 commencing

MIDDLE KINGDOM ALLIANCE CORP.
(a development stage company)

NOTES TO FINANCIAL STATEMENTS

Note 4. Offerings  – (continued)

on the later of (a) one year from the Effective Date of the Public Offering, being December 13, 2007 or (b) the completion of a Business Combination with a company, and expiring seven years from the Effective Date of the Public Offering, being December 13, 2013 or earlier upon redemption.

The Company sold to the Representatives of the underwriters, for $100, an option to purchase up to a total of 19,800 Series A Units at a per-unit price of $10.00 and/or up to a total of 330,000 Series B Units at a per-unit price of $10.00. The Series A Unit and Series B Unit that would be issued upon the exercise of this option are identical to those sold in the Offerings, provided that the exercise price of the Class A Warrants and Class B Warrants underlying the Series A Units and Series B Units, respectively, will have an exercise price of $10.00 per share (200% of the exercise price of the Class A Warrants and Class B Warrants included in the units sold in the Offerings). This option is exercisable at $10.00 per Series A Unit and Series B Unit on the later of the completion of a Business Combination or one year from the Effective Date of the Public Offering, being December 13, 2007 and expiring five years from the Effective Date of the Public Offering, being December 13, 2011. The option may not be sold, transferred, assigned, pledged or hypothecated for a period of one hundred eighty days from the Effective Date of the Public Offering, being June 11, 2007, except to officers and partners of the underwriters and members of the selling group and/or their officers and partners. The option has a life of five years from the Effective Date, being December 13, 2011. The sale of the option is accounted for as an equity transaction. Accordingly, there has not been any net impact on the Company’s financial position or results of operations, except for the recording of the $100 proceeds from the sale.

Private Placement

In February 2006, the Company sold to its principal stockholder, officers and directors an aggregate of 90,450 Series A Units at $8.00 per unit. The Series A Units consist of one share of the Company’s common stock, $.001 par value, and five non-redeemable common stock purchase Class A warrants. The Series A Units sold in the Private Placement are identical to the Series A Units sold in the Public Offering.

Note 5. Accounts payables and accrued liabilities

Accounts payable and accrued liabilities at June 30, 2009 and December 31, 2008, consist of the following:

	June 30, 2009	December 31, 2008
Audit fees	$274,207	$151,671
Legal fees	1,539,091	896,079
Management fees	90,000	45,000
Filings and printing	512,306	167,000
Other accrued expenses	141,878	104,772
	$2,557,482	$1,364,522

Note 6. Bank Line of Credit

On December 19, 2006, Wachovia Bank provided the Company with a line of credit for $250,000 to finance the Company’s general working capital needs. At June 30, 2009 and December 31, 2008, the Company had $249,000 outstanding under the line of credit, respectively. The outstanding balance at June 30, 2009 was repaid to Wachovia Bank on July 10, 2009.

The line of credit was initially established to mature in 24 months from the date of the Public Offering, on December 19, 2008. On July 1, 2008, Wachovia Bank extended the line of credit from December 19, 2008 to September 1, 2009. Interest is charged at LIBOR plus 2% per annum, which at June 30, 2009 and December 31, 2008 was 2.32% and 3.90%, respectively, with interest payable monthly and the outstanding principal and interest due and payable at maturity.

MIDDLE KINGDOM ALLIANCE CORP.
(a development stage company)

NOTES TO FINANCIAL STATEMENTS

Note 6. Bank Line of Credit  – (continued)

In accordance with the terms of the line of credit, the bank must authorize all distributions to the Company to the extent that the aggregate sum of interest distributed to the Company from the Trust Account exceeds $900,000. In July 2008, August 2008, September 2008, November 2008, January 2009, March 2009, April 2009 and June 2009, Wachovia Bank authorized the distribution to the Company from the Trust Account the Company’s share of the interest earned up to the $1,200,000 limit discussed in Note 1.

Note 7. Related Party Transactions

The Company agreed to pay several of the officers and directors and/or their affiliated companies an aggregate monthly fee of $7,500 for general and administrative services including office space, utilities, and secretarial support in Shanghai, China and Atlanta, Georgia from the Effective Date of the Public Offering through the completion of a Business Combination. The administrative fee of $7,500 per month is allocated among Primus Capital LLC, an affiliate of Mr. Tanenbaum, CEO; Mr. Marks, President; MTP Holdings Ltd. an affiliate of Messrs. Yao (officer and director), Chai (officer), and Ding (officer); and Mr. Lam, an officer and director. At June 30, 2009 and December 31, 2008, the Company accrued balanced for the fees due to the above mentioned officers and directors and/or their affiliated companies of $90,000 and $45,000, respectively,

In November and December, 2008, certain of the Company’s Officers, Directors and Sponsor advanced the Company $137,935. In January 2009, February 2009, March 2009 and April 2009, additional advances of $91,014 were made to the Company by certain of the Company’s Officers, Directors and Sponsor. The loans are interest free and were repaid upon the consummation of the proposed Business Combination with Pypo (see Note 1).

Note 8. Preferred Stock

The Company is authorized to issue 1,000,000 shares of preferred stock with such designations, voting and other rights and preferences, as may be determined from time to time by the Board of Directors. At June 30, 2009 and December 31, 2008, no preferred shares were issued and outstanding.

Note 9. Income Taxes

The provision for income taxes consists of the following:

For the Three Months Ended
	June 30, 2009	June 30, 2008
Current – Federal	$—	$—
Current – State and Local	—	—
Deferred – Federal	—	—
Deferred – State and Local	—	—
Total	$—	$—

No (benefit) provision for income taxes has been made at June 30, 2009 as the Company had operating losses for the three and six months ending on that date. The financial statements do not reflect a benefit for any possible carry-back claim for the operating losses incurred in the three and six month period ending June 30, 2009.

	For the Three Months Ended
	June 30, 2009	June 30, 2008
Statutory federal income tax rate	34%	34%
State and local income taxes	4%	4%
Valuation Allowance	-38%	-38%
Effective tax rate	0%	0%

MK ARIZONA CORP.
(a wholly-owned subsidiary of Middle Kingdom Alliance Corp.)
(a development stage company)

BALANCE SHEETS

	December 31, 2008	June 30, 2009
	(unaudited)	(unaudited)
ASSETS
Current Assets:
Cash	$2	$2
Total assets, all current	$2	$2
LIABILITIES AND STOCKHOLDER’S EQUITY
Stockholders’s Equity:
Preferred stock – $.001 par value; Authorized 1,000,000 shares, none issued	$—	$—
Common stock – $.001 par value; Authorized 15,000,000 shares; one share issued and outstanding	—	—
Class B common stock – $.001 par value; Authorized 5,000,000 shares; one share issued and outstanding	—	—
Additional paid-in capital	2	2
Total stockholder’s equity	2	2
Total liabilities and stockholder’s equity	$2	$2

The accompanying notes should be read in conjunction with the financial statements.

MK ARIZONA CORP.
(a wholly-owned subsidiary of Middle Kingdom Alliance Corp.)
(a development stage company)

NOTES TO FINANCIAL STATEMENTS

Note 1. Organization, proposed business and basis of presentation

Organization and Operations

MK Arizona Corp. (“MK Arizona” or “the Company”), an Arizona corporation, was formed on September 4, 2008 as a wholly owned subsidiary of Middle Kingdom Alliance Corp. (“Middle Kingdom”). MK Arizona was formed to facilitate the change in the domestication of Middle Kingdom from Delaware to the Caymans Islands in connection with Middle Kingdom’s proposed business combination with Pypo Digital Company Limited (“Pypo or Pypo Cayman”). See Note 3.

Through June 30, 2009, MK Arizona’s only transaction has been the September 5, 2008 issuance to Middle Kingdom of one share of common stock, for $1, and one share of Class B common stock, for $1. All of the costs incurred in the preparation and filing of the registration statements described below were borne by Middle Kingdom. Therefore, the Company has not presented statements of operations, changes in stockholder’s equity or cash flows.

Middle Kingdom was incorporated in Delaware on January 17, 2006. Middle Kingdom was formed to complete a merger, capital stock exchange, asset purchase or other similar business combination (“Business Combination”) with a company in an unspecified industry with principal or substantial operations in the People’s Republic of China (“China”). Such company would be small enough to allow Middle Kingdom to acquire a material minority investment and large enough to have the organizational and financial infrastructure to operate as a public company. Middle Kingdom has neither engaged in any operations nor generated any operating revenue to date. At June 30, 2009, Middle Kingdom had not yet commenced any operations. All activity of Middle Kingdom through June 30, 2009 relates its formation, private placement and public offerings and its efforts to complete a Business Combination.

The Company and Middle Kingdom are considered to be in the development stage and are subject to the risks associated with activities of development stage companies.

As described in Note 3, on September 5, 2008 the Company and Middle Kingdom signed an Agreement and Plan of Merger, Conversion and Share Exchange (“the Merger Agreement”) with Pypo. Pypo, a Cayman Islands exempted company, through its subsidiaries in China and Hong Kong, is a leading distributor of Samsung wireless communication devices and other related products. The transactions contemplated by the Merger Agreement would constitute a Business Combination.

On September 15, 2008 Middle Kingdom filed a registration statement on Form S-4 containing a prospectus for the transactions contemplated by the Merger Agreement and a proxy for the special meeting of Middle Kingdom’s stockholders to vote on the proposed business combination with Pypo. Middle Kingdom subsequently filed an amended registration statements on Form S-4/A on December 8, 2008, and the Company filed eight amended registration statements on Form S-4/A on January 16, 2009, March 6, 2009, April 6, 2009, April 30, 2009, May 11, 2009, May 13, 2009 and two filings on May 14, 2009, addressing the SEC staff’s comments received from each of the first nine filings on October 10, 2008, December 19, 2008, February 13, 2009, March 23, 2009, April 20, 2009, May 8, 2009, May 12, 2009, May 13, 2009 and May 14, 2009. On May 14, 2009, the SEC advised the Company that they had no additional comments (although neither the SEC nor the SEC staff pass on the accuracy or adequacy of the registration statement) and declared the Form S-4 registration statement effective. On May 14, 2009, Middle Kingdom mailed the combined proxy statement for a special meeting of the stockholders of Middle Kingdom and prospectus of Pypo China Holdings Limited to Middle Kingdom’s stockholders of record as of that date. On June 17, 2009, Middle Kingdom mailed to the stock holders of record a supplemental proxy and prospectus. The special meeting of the stockholders of Middle Kingdom was held on June 29, 2009 at which time the transactions contemplated by the Merger Agreement were approved. The transactions contemplated by the Merger Agreement were consummated on July 9, 2009.

MK ARIZONA CORP.
(a wholly-owned subsidiary of Middle Kingdom Alliance Corp.)
(a development stage company)

NOTES TO FINANCIAL STATEMENTS

Note 1. Organization, proposed business and basis of presentation  – (continued)

Basis of Presentation

The accompanying financial statements (including the notes thereto) at December 31, 2008 and June 30, 2009 are unaudited. In the opinion of management, all adjustments (consisting of normal accruals) have been made that are necessary to present fairly the financial position of the Company as of December 31, 2008 and June 30, 2009. The financial statements presented herein should be read in conjunction with the financial statements contained in the SEC filings of Middle Kingdom (commission file number 000-52358).

Note 2. Summary of Significant Accounting Policies

Cash and cash equivalents:

The Company has defined cash and cash equivalents as highly liquid investments with original maturities of ninety days or less. There were no cash balances in excess of FDIC insurance limits.

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

New accounting pronouncements:

In May 2009, the FASB issued Statement No. 165, Subsequent Events. Statement 165 establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before the financial statements are issued or are available to be issued. Statement 165 was effective for interim and annual periods ending after June 15, 2009. All subsequent events were disclosed through August 14, 2009.

The Company does not believe that any recently issued, but not yet effective, accounting standards if currently adopted would have a material effect on its financial position or results of operations.

Note 3. Merger with Pypo

On September 5, 2008, the Company and Middle Kingdom signed the Merger Agreement with Pypo. Pypo, a Cayman Islands exempted company, through its subsidiaries in China and Hong Kong, is a distributor of Samsung wireless communication devices and other related products. The transactions contemplated by the Merger Agreement would constitute a Business Combination. As discussed in Note 1, on June 29, 2009 Middle Kingdom’s stockholders approved the transactions contemplated by the Merger Agreement, and the transactions contemplated by the Merger Agreement were consummated on July 9, 2009.

As part of the series of transactions contemplated by the Merger Agreement, Middle Kingdom established MK Arizona as a wholly owned Arizona subsidiary. As part of the consummation of the transactions contemplated by the Merger Agreement, on July 9, 2009, Middle Kingdom effected a short-form merger, pursuant to which Middle Kingdom merged with and into MK Arizona, with MK Arizona remaining as the surviving corporation. After the merger, MK Arizona became a Cayman Islands exempted company (“MK Cayman”) pursuant to a conversion and continuation procedure under Arizona and Cayman Islands law. The reorganization changed Middle Kingdom’s place of incorporation from Delaware to the Cayman Islands (“the redomestication”) and the outstanding securities of the Middle Kingdom were converted into securities of MK Cayman.

Pursuant to the Merger Agreement, after the redomestication, MK Cayman acquired all of the outstanding shares of Pypo Cayman by issuing the Pypo Cayman shareholders an aggregate of 45,000,000 MK Cayman ordinary shares and 3,400,000 MK Cayman Class B warrants. In addition, MK Cayman agreed to issue the Pypo

MK ARIZONA CORP.
(a wholly-owned subsidiary of Middle Kingdom Alliance Corp.)
(a development stage company)

NOTES TO FINANCIAL STATEMENTS

Note 3. Merger with Pypo  – (continued)

Cayman shareholders up to an additional 23,000,000 MK Cayman ordinary shares pursuant to an earn-out provision in the Merger Agreement based on the adjusted net income of the merged companies during the fiscal years ending March 31, 2010, 2011 and potentially 2012.

As a result of the consummation of the business combination with Pypo, as of July 9, 2009 the stockholders of the Middle Kingdom beneficially own approximately 8.1% of the outstanding ordinary shares of MK Cayman, and as of July 9, 2009 the stockholders of Pypo beneficially own approximately 91.9% of the outstanding ordinary shares of MK Cayman, assuming the earn-out is not achieved. If the earn-out is achieved, then the stockholders of Middle Kingdom would beneficially own approximately 5.5% of the issued and outstanding ordinary shares of MK Cayman, and the Pypo shareholders would beneficially own approximately 94.5% of the issued outstanding ordinary shares of MK Cayman. None of the foregoing percentages reflects the potential effect of an exercise of either the currently MK Cayman outstanding warrants, the MK Cayman warrants issued to the Pypo shareholders or the MK Cayman option to purchase Series A Units and Series B Units by the Representative of the underwriters of Middle Kingdom’s initial public offering.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Pypo Digital Company Limited

We have audited the accompanying consolidated balance sheets of Pypo Digital Company Limited and its subsidiaries (the “Group”) as of March 31, 2008 and 2009, and the related consolidated statements of income, shareholders’ equity and comprehensive income, and cash flows for each of the three years in the period ended March 31, 2009. Our audits also included the financial statements schedule in Schedule 1. These financial statements and the financial statement schedule are the responsibility of the Group’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits include consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Pypo Digital Company Limited and its subsidiaries as of March 31, 2008 and 2009, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2009, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

As discussed in Note 2(hh) to the consolidated financial statements, on April 1 2009 the Group changed its method of accounting for noncontrolling interest to conform to SFAS No.160, “Noncontrolling Interests in Consolidated Financial Statements – an amendment of Accounting Research Bulletin No. 51” and, retrospectively, adjusted the accompanying 2007, 2008 and 2009 financial statements for the change.

Deloitte Touche Tohmatsu
Hong Kong
July 7, 2009 (October 5, 2009 as to Note 2(hh))

PYPO DIGITAL COMPANY LIMITED

CONSOLIDATED STATEMENTS OF INCOME
(Expressed in USD thousands, except for share and per share data)

		For the years ended March 31
	Notes	2007	2008	2009
Net revenues		294,198	378,268	570,651
Cost of revenues		(247,362)	(316,732)	(500,544)
Gross profit		46,836	61,536	70,107
Other operating income		101	160	920
Selling and distribution expenses		(16,972)	(15,633)	(24,195)
General and administrative expenses		(10,160)	(8,856)	(13,879)
Impairment loss on goodwill	14	—	—	(71)
Income from operations		19,805	37,207	32,882
Others, net	5	(48)	(674)	1,254
Interest income		520	720	546
Interest expense		(3,776)	(3,604)	(5,303)
Income before income tax and equity in (loss) / income of affiliated companies		16,501	33,649	29,379
Income tax expense	6	(2,139)	(3,452)	(7,641)
Equity in (loss) / income of affiliated companies	12	—	(13)	16
Net income		14,362	30,184	21,754
Less: Net (income) loss attributable to the non-controlling interest		—	60	(1,611)
Net income attributable to the Company		14,362	30,244	20,143
Net income per share:
— Basic	7	0.08	0.14	0.07
Weighted average number of shares used in calculating net income per share:
— Basic	7	182,700,000	215,896,721	272,700,000

The accompanying notes are an integral part of these consolidated financial statements.

PYPO DIGITAL COMPANY LIMITED

CONSOLIDATED BALANCE SHEETS
(Expressed in USD thousands, except for share and per share data)

		As of March 31,
	Notes	2008	2009
ASSETS
Current assets:
Cash and cash equivalents	8	62,556	33,468
Restricted bank deposits		3,634	11,504
Accounts receivable (less allowance for doubtful accounts of $474 and $735 for 2008 and 2009, respectively)	9	58,266	72,802
Inventories		46,742	54,701
Notes receivable		10,702	2,982
Value added tax receivable		2,158	2,857
Amounts due from related parties	20(ii)	41,731	42,308
Amount due from an affiliated company	21	125	27,946
Receivable from a vendor	10	8,480	21,355
Other receivable	11	10,203	44,180
Prepayment and other assets		3,320	8,314
Deferred tax assets	6	2,270	4,866
Total current assets		250,187	327,283
Non-current assets:
Investments in affiliated companies	12	343	1,479
Property and equipment, net	13	7,874	15,694
Intangible assets	2(m)	—	19,188
Goodwill	14	—	1,977
Other assets		—	320
Total non-current assets		8,217	38,658
Total assets		258,404	365,941
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable		3,070	28,290
Notes payable	15	16,384	23,513
Provision for rebates and price protections		8,516	9,048
Advance payments from customers		7,377	4,827
Other payables and accruals	16	6,097	20,611
Income taxes payable		2,527	8,086
Amounts due to related parties	20(ii)	20,143	20,300
Amount due to an affiliated company		—	790
Short-term borrowings	15	40,604	79,457
Total current liabilities		104,718	194,922
Non-current liabilities:
Deferred tax liabilities	6	388	2,005
Total liabilities		105,106	196,927
Mezzanine Equity
Redeemable ordinary shares ($0.0001 par value, 90,000,000 and nil issued and outstanding as of March 31, 2008 and 2009, respectively)	17	85,117	—
Commitments and contingencies	22
Shareholders’ equity:
Ordinary shares ($0.0001 par value, 1,000,000,000 shares authorized, 182,700,000 and 272,700,000 issued and outstanding as of March 31, 2008 and 2009, respectively)	17	18	27
Additional paid-in capital	17	12,082	97,190
Accumulated other comprehensive income		10,704	14,134
Retained earnings	18	44,728	43,210
Total shareholders’ equity		67,532	154,561
Noncontrolling interest		649	14,453
Total equity		68,181	169,014
Total liabilities and shareholders’ equity		258,404	365,941

The accompanying notes are an integral part of these consolidated financial statements.

PYPO DIGITAL COMPANY LIMITED

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY AND COMPREHENSIVE INCOME
(Expressed in USD thousands, except for share and per share data)

		Ordinary shares
	Notes	Number of shares	Amount	Additional paid-in capital	Accumulated other comprehensive income	Retained earnings	Non-controlling interest	Total equity	Comprehensive income

Balance as of April, 2006		1,000	—	12,082	719	12,799	—	25,600
Net income		—	—	—	—	14,362	—	14,362	14,362
Foreign currency translation adjustments	2(d)	—	—	—	991	—	22	1,013	991
Acquisition of controlling interest in a subsidiary							624	624
Dividends declared	19	—	—	—	—	(12,677)	—	(12,677)	—
Balance as of March 31, 2007		1,000	—	12,082	1,710	14,484	646	28,922	15,353
Net income		—	—	—	—	30,244	(60)	30,184	30,244
Foreign currency translation adjustments	2(d)	—	—	—	8,994	—	63	9,057	8,994
Issuance of shares to ordinary shareholders	1, 17	182,699,000	18	—	—	—	—	18	—
Balance as of March 31, 2008		182,700,000	18	12,082	10,704	44,728	649	68,181	39,238
Net income		—	—	—	—	20,143	1,611	21,754	20,143
Foreign currency translation adjustments	2(d)	—	—	—	3,430	—	52	3,482	3,430
Acquisition of additional interest in a subsidiary							(650)	(650)
Acquisition of controlling interest in a subsidiary							12,791	12,791
Waiver of redemption rights		90,000,000	9	85,108	—	—	—	85,117	—
Advances to a shareholder		—	—	—	—	(4,014)	—	(4,014)	—
Dividends declared	19	—	—	—	—	(17,647)	—	(17,647)	—
Balance as of March 31, 2009		272,700,000	27	97,190	14,134	43,210	14,453	169,014	23,573

The accompanying notes are an integral part of these consolidated financial statements.

PYPO DIGITAL COMPANY LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in USD thousands)

	For the years ended March 31,
	2007	2008	2009
Cash flows from operating activities:
Net income	14,362	30,184	21,754
Adjustments to reconcile net income to net cash (used in)/provided by operating activities:
Depreciation of property and equipment	338	485	912
Amortization of intangible assets	—	—	259
Allowance for doubtful accounts	386	100	273
Provision for inventories	—	450	100
Loss on disposal of property and equipment	75	11	7
Exchange loss / (gain)	3	787	(1,140)
Equity in loss / (income) of affiliated companies	—	13	(16)
Impairment loss on goodwill	—	—	71
Gain on disposal of equity method investment	—	—	26
Changes in operating assets and liabilities:
Accounts receivable	(3,957)	(24,949)	(14,254)
Inventories	19,249	(20,633)	8,040
Notes receivable	1,066	(9,851)	7,030
Value added tax receivable	1,873	331	219
Receivable from a vendor	(24,809)	18,936	(12,648)
Other receivable	900	(678)	(9,741)
Prepayment and other assets	(2,548)	1,115	(2,566)
Accounts payable	522	2,309	22,108
Notes payables	(18,904)	(12,110)	6,077
Provision for rebates and price protections	2,313	(3,572)	304
Advance payments from customers	(2,416)	4,279	(2,627)
Other payables and accruals	1,896	(838)	(6,755)
Income taxes payable	1,213	1,135	5,245
Changes in deferred taxes	(88)	438	(1,421)
Net cash (used in) / provided by operating activities	(8,526)	(12,058)	21,257
Cash flow from investing activities:
Restricted bank deposits	11,464	13,995	(7,160)
Increase in amount due from an affiliated company	—	(125)	(27,028)
Purchase of property and equipment	(6,364)	(242)	(1,091)
Proceeds from disposal of property and equipment	59	13	15
Net proceeds received from disposal of subsidiaries	—	472	979
Net cash paid for acquisition of equity interest of subsidiaries, net of cash acquired of $7,317	—	—	(39,426)
Amounts due from related parties	1,367	(38,803)	—
Short term investments	—	—	(47,983)
Maturity of short term investments	—	—	47,983
Deposits paid for acquisition of entities	—	(9,251)	—
Investments in affiliated companies	—	(356)	(1,464)
Net cash provided by / (used in) investing activities	6,526	(34,297)	(75,175)

The accompanying notes are an integral part of these consolidated financial statements.

PYPO DIGITAL COMPANY LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS – continued
(Expressed in USD thousands)

	For the years ended March 31,
	2007	2008	2009
Cash flow from financing activities:
Proceeds from issuance of redeemable ordinary shares, net of issuance costs	—	87,617	—
Proceeds from issuance of ordinary shares	—	18	—
Proceeds from short-term borrowings	19,395	52,688	98,851
Proceeds from term loan	—	—	19,708
Repayment of short-term borrowings	(14,611)	(51,976)	(80,918)
Cash injection in subsidiaries by noncontrolling interest	624	—	6,012
Amounts due to related parties	—	20,143	146
Advances to a shareholder	—	—	(4,014)
Dividends to ordinary shareholders	—	(13,204)	(17,647)
Net cash provided by financing activities	5,408	95,286	22,138
Net increase / (decrease) in cash and cash equivalents	3,408	48,931	(31,780)
Cash and cash equivalents
At beginning of year	4,861	8,447	62,556
Effect of foreign exchange rate change	178	5,178	2,692
At end of year	8,447	62,556	33,468
Supplemental disclosure of cash flow information
Cash paid during the year for:
Income tax expense	(2,076)	(4,368)	(2,447)
Interest paid	(3,776)	(3,604)	(5,189)
Supplemental schedule of non-cash investing activities
Acquisition of repair and maintenance business	—	—	2,237

The accompanying notes are an integral part of these consolidated financial statements.

PYPO DIGITAL COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in USD thousands, except share, per share data or stated otherwise)

1. Organization and Principal Activities

Pypo Digital Company Limited (the “Company”) was incorporated under the laws of the Cayman Islands as a limited liability company on October 3, 2007. The Company and its subsidiaries and variable interest entity (collectively the “Group”) are principally engaged in the provision of wholesale distribution of mobile phones, notebooks and other peripherals in the People’s Republic of China (“PRC”). In current year ended March 31 2009, the Company, through its variable interest entity (“VIE” or “VIE subsidiary”), Beijing Feijie Investment Co., Ltd. (“Beijing Feijie”) acquired retail chain stores (see Note 4 for details) during the year ended March 31, 2009 and thereafter started its retail sales of mobile phones and other peripherals and provision of after-sales services for mobile phones.

On October 15, 2007, Pypo Holdings (HK) Company Limited (“Pypo HK,” the wholly owned subsidiary of the Company) acquired 100% equity interest in Beijing Pypo Technology Group Company Limited (“Pypo Beijing”) from its shareholders by issuing a promissory note. Such promissory note was settled on November 14, 2007, by the Company issuing 91,349,500 ordinary shares at $0.0001 per share each to Pypo Beijing’s two equal shareholders (total of 182,699,000 shares issued). The transfer of assets and liabilities were recorded at Pypo Beijing’s historical cost basis as both Pypo Beijing and the Company are under common control and accordingly, all shares and per share data has been restated to give retroactive effect to this transaction (the “Reorganization”).

ARCH Digital Holdings Limited (“ARCH Digital”), the Company, and its shareholders entered into the equity subscription agreement on October 15, 2007 (“Equity Subscription Agreement”), pursuant to which ARCH Digital acquired a 33% equity interest in the Company at a purchase price of $90,000. Pursuant to the Equity Subscription Agreement, ARCH Digital is entitled to redeem all its purchased shares under certain performance conditions, and accordingly, these redeemable shares were classified as mezzanine equity in 2008. ARCH Digital waived this redemption right in fiscal 2009 and thereafter such shares were re-classified from mezzanine equity to ordinary shares (see Note 17 for details).

Contractual arrangements between Pypo Beijing and Beijing Feijie (“Contractual arrangements”)

PRC regulations currently limit foreign ownership of companies that provide wholesale or retail services with more than 30 chain stores. The Group operates it wholesale business through Pypo Beijing. To comply with these regulations, the Group conducts its activities in the retail chain store sector through its consolidated VIE subsidiary, Beijing Feijie, a company established in Beijing, the PRC on November 13, 2007.

The Company, through its wholly owned subsidiary Pypo Beijing, loaned RMB10 million (equivalent to $1,300) to the Chief Executive Officer (“CEO”) and a second employee of the Group, for the sole purpose of funding Beijing Feijie. The CEO and the second employee each acquired 50% of the equity interest of Beijing Feijie on November 30, 2007 with the proceeds of the loan. On December 26, 2007, Pypo Beijing, entered into an Exclusive Technology Consulting and Service Agreement (“Service Agreement”) with Beijing Feijie, under which the Company provides technical and consulting services to Beijing Feijie in exchange for service fees from Beijing Feijie. As a collateral security for the prompt and complete performance of the obligations of Beijing Feijie under the above various contractual arrangements and the loan made to the shareholders of Beijing Feijie, the respective shareholders of Beijing Feijie have entered into an equity pledge agreement (the “Equity Pledge Agreements”) on December 26, 2007 with Pypo Beijing, pursuant to which they agreed to pledge all their respective rights and interests, including voting rights, in Beijing Feijie in favour of Pypo Beijing. On the same date, trust agreements were signed by the shareholders of Beijing Feijie granting all their rights as shareholders, including control of earnings distributions, to Pypo Beijing. In addition, on December 26, 2007, the respective shareholders of Beijing Feijie signed an exclusive call option agreement (the “Exclusive Call Option Agreements”) with Pypo Beijing, agreeing to sell to the Company’s wholly owned subsidiaries, and the Company has an exclusive, irrevocable and unconditional right to purchase, or cause the Company’s designated party to purchase, from such shareholders, at the Company’s sole discretion part or all of the shareholders’ equity interests in Beijing Feijie when and, to the extent that, applicable PRC Law permits the Company to own part or all of such equity interests in Beijing Feijie. According to the Exclusive Call Option Agreements, the purchase price to be

PYPO DIGITAL COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in USD thousands, except share, per share data or stated otherwise)

1. Organization and Principal Activities  – (continued)

paid by the Company to the shareholders of Beijing Feijie will be the minimum amount of consideration permitted by applicable PRC Law at the time when such share transfer occurs.

The Company is the primary beneficiary of Beijing Feijie through the Service Agreements and its control over earnings distributions by Beijing Feijie. The agreements described above provided for effective control of Beijing Feijie to be transferred to the Group on December 26, 2007. Beijing Feijie had no operating activity prior to entering into these agreements with the Group. As a result, the consolidated financial statements reflect the consolidation of Beijing Feijie starting from December 26, 2007.

In May 2008, Beijing Feijie completed an acquisition of 51% of equity interest in Hebei Guoxun Huifang Telecommunications Equipment Co., Ltd. (“Hebei Guoxun”) and its affiliated companies. In August 2008, Beijing Feijie completed acquisitions of 51% equity interest in each of Henan Xinya Telecommunications Equipment Co., Ltd (“Henan Xinya”) and Kunming Golden Broadway Technology Development Co., Ltd (“Kunming Golden Broadway”). In October 2008, Beijing Feijie completed acquisitions of 51% equity interest in Jiangsu Guanzhilin Mobile Phones Hypermarket Co., Ltd. (“Jiangsu Guanzhilin”) and 100% interest in Hunan Feon Telecommunications Technology Co., Ltd. (“Hunan Feon”). In December 2008, Beijing Feijie completed acquisitions of 51% equity interest in Inner Mongolia Chuangxin Zhongyu Shidai Mobile Phones Marketing & Management Co., Ltd. (“Inner Mongolia Zhongyu”) and 100% equity interest in the repair and maintenance business. These newly acquired subsidiaries are in the retail and after-sales services businesses for mobile phones. See Note 4 for details of acquisitions.

The total assets, liabilities, net assets, net revenues, operating costs and expenses and net (loss) / income of Beijing Feijie are as follows:

	As at and for the year ended March 31
	2008	2009
Total assets	29,017	143,101
Total liability	(27,593)	(125,866)
Net assets	1,424	17,235
Noncontrolling interest	—	(14,453)
	1,424	2,782
Net revenues	—	163,491
Operating costs and expenses	(1)	(160,556)
Net (loss) / income	(1)	2,935
Less: Net income attributable to the noncontrolling interest	—	(1,618)
Net (loss) / income attributable to the Company	(1)	1,317

2. Summary of Significant Accounting Policies

(a) Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”).

(b) Principles of consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries and its VIE subsidiary for which the Company is the primary beneficiary (collectively, the “Group”). All transactions and balances among the Company, its subsidiaries and VIE subsidiary have been eliminated upon consolidation.

PYPO DIGITAL COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in USD thousands, except share, per share data or stated otherwise)

2. Summary of Significant Accounting Policies  – (continued)

Investments in equity securities of entities over which the Company can exercise significant influence are accounted for using the equity method of accounting.

(c) Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires the Group’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates. On an ongoing basis, management reviews its estimates, including those related to realization of inventories, depreciable lives and residual values of long-lived assets, the recoverability of the carrying values of long-lived assets, useful lives and impairment of acquired intangible assets, impairment of goodwill, income tax provisions, valuation allowance for deferred tax assets and the determination of provision for rebates and price protection. Changes in facts and circumstances may result in revised estimates.

(d) Foreign currency transactions

The functional and reporting currency of the Company is in the United States dollar (“USD”, “$”). The financial records of the Company’s subsidiaries and VIE are maintained in Renminbi (“RMB”) or in Hong Kong dollar (“HKD”). All assets and liabilities are translated at the rates of exchange quoted by the People’s Bank of China at the balance sheet date, except for the share capital and statutory reserves which are translated at the historical exchange rate, and all income and expense items are translated at the average rates of exchange over the year. All exchange differences arising from the translation of subsidiaries’ financial statements are recorded as a component of accumulated other comprehensive income in the statement of shareholders’ equity and comprehensive income.

(e) Commitments and contingencies

Liabilities for loss contingencies arising from claims, assessments, litigation, fines and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred.

(f) Cash and cash equivalents

Cash and cash equivalents consist of cash at bank and on hand and certificates of deposit with an initial term of less than three months when purchased, which are unrestricted as to withdrawal and use.

(g) Restricted bank deposits

Restricted bank deposits are cash balances pledged for the facilities used to issue short-term bank borrowings.

(h) Allowance for doubtful accounts

The Group determines the allowance for doubtful accounts when facts and circumstances indicate that the full amount of the receivable is unlikely to be collected. If the financial condition of the Group’s customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

(i) Inventories

Inventories are valued at the lower of cost and market value. The value of inventories is determined using the first-in, first-out basis. The Group writes down the values of inventory for excessive, slow moving and obsolete inventories as well as inventory whose carrying value is in excess of net realizable value.

During the years ended March 31, 2007, 2008 and 2009, write downs of inventories of $nil, $450 and $100, respectively, were recognized.

PYPO DIGITAL COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in USD thousands, except share, per share data or stated otherwise)

2. Summary of Significant Accounting Policies  – (continued)

(j) Notes receivable

Notes receivable are primarily generated from sales to customers, with term exceeding 3 months but less than 1 year depending on the customer’s credit quality, and are recorded at face value. The Company does not require collateral for the notes. The Company has not and does not intend to sell these receivables. Amounts collected on notes receivable are included in net cash provided by operating activities in the consolidated statements of cash flows.

The allowance for doubtful accounts is the Company’s best estimate of the amount of credit losses in the Company’s existing notes. The allowance is determined on an individual note basis upon review of the customers’ credit quality. Management has determined that there are no impairment issues, and no respective allowance for doubtful accounts is provided on notes receivables.

(k) Property and equipment, net

Property and equipment are recorded at cost less accumulated depreciation. The cost of major improvements and betterments is capitalized whereas the cost of maintenance and repairs is expensed in the year incurred.

Depreciation is calculated using the straight-line method over the following estimated useful lives, taking into account the assets’ estimated residual value:

Years
Buildings	50
Machinery and equipment	5
Electronic equipment	5
Motor vehicles	10
Leasehold improvements	Shorter of the term of the lease or the estimated useful lives of the assets

Management estimates the property and equipment to have a 10% residual value.

(l) Investments under equity method

The investments in entities over which the Group has the ability to exercise significant influence are accounted for using the equity method. Under the equity method, original investments are recorded at cost and adjusted by the Group’s share of undistributed earnings or losses of these entities, by the amortization of any difference between the amount of the Group’s investment and its share of the net assets of the investee, and by dividend distributions or subsequent investments. All unrealized inter-company profits and losses are eliminated under the equity method.

When the estimated amount to be realized from the investments falls below its carrying value, an impairment charge is recognized in the consolidated statements of income when the decline in value is considered other than temporary.

(m) Goodwill and Intangible Assets

Goodwill represents the excess of costs of businesses acquired over fair value of acquired net tangible and identifiable intangible assets. Goodwill and identifiable intangible assets acquired in a purchase business combination and determined to have an indefinite useful life are not amortized, but instead tested for impairment at least annually in accordance with the provisions of FASB Statement No. 142, “Goodwill and Other Intangible Assets”.

During fiscal 2009, goodwill amounting to $1,977 is recognized through an acquisition of after-sales services for mobile phones business (see Note 4).

PYPO DIGITAL COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in USD thousands, except share, per share data or stated otherwise)

2. Summary of Significant Accounting Policies  – (continued)

Identifiable intangibles are required to be determined separately from goodwill based on fair value. In particular, an intangible that is acquired in a business combination is recognized as an asset separate from goodwill if it satisfies either the “contractual-legal” or “separability” criterion. The identifiable intangible assets with finite lives are carried at cost less accumulated amortization. Amortization is computed using the straight-line method over the intangible assets’ economic lives.

The weighted average economic lives and net carrying values of the identifiable intangible assets are as follows:

		At March 31, 2009
	Weighted average economic lives	Cost	Accumulated amortization	Foreign exchange alignment	Net carrying values
Trade name	Indefinite	17,394	—	24	17,418
Non-compete agreement	3.4 – 3.7 years	517	(66)	1	452
Put options on land and buildings (Note)	3 years	247	(77)	6	176
After-sales service agreement	4.2 – 5.0 years	1,260	(116)	(2)	1,142
		19,418	(259)	29	19,188

Note:

The put options on the land and buildings represent the Group’s right to dispose of the land and buildings to the selling shareholder of Hebei Guoxun within three years from the date of acquisition of Hebei Guoxun with an annual increment of 15% of its fair value as of the acquisition date of Hebei Guoxun.

The identifiable intangible assets above result from the Group’s May 2008 acquisition of a 51% interest in Hebei Guoxun, its August 2008 acquisitions of 51% interests in each of Henan Xinya and Kunming Golden Broadway, its October 2008 acquisition of 51% interest in Jiangsu Guanzhilin, its October 2008 acquisition of 100% interest in Hunan Feon and its December 2008 acquisition of 51% interest in Inner Mongolia Zhongyu (the “Retail Business Acquisitions”) and its December 2008 acquisition of the after-sale service business of certain of the retail stores of Hebei Baibang Tech. Co. Ltd. (the “R&M Business”). The amounts assigned to the identifiable intangible assets of the acquired businesses as of March 31, 2009 are based on the preliminary assessment of their fair values and are subject to change pending the finalization of the valuations of these intangibles. The finalization of those valuations could affect the amounts assigned to the intangible assets or goodwill of the acquired business of the Retail Business Acquisitions and the related periodic amortization charges for these intangible assets.

(n) Impairment of Goodwill and Indefinite Life Intangible Assets

Goodwill is not amortized but is tested for impairment annually and whenever events or circumstances make it more likely than not that an impairment may have occurred. Goodwill impairment is tested using a two-step approach. The first step compares the fair value of a reporting unit to its carrying amount, including goodwill. If the fair value of the reporting unit is greater than its carrying amount, goodwill is not considered impaired and the second step is not required. If the fair value of the reporting unit is less than its carrying amount, the second step of the impairment test measures the amount of the impairment loss, if any, by comparing the implied fair value of goodwill to its carrying amount. If the carrying amount of goodwill exceeds its implied fair value, an impairment loss is recognized equal to that excess. The implied fair value of goodwill is calculated in the same manner that goodwill is calculated in a business combination, whereby the fair value of the reporting unit is allocated to all of the assets and liabilities of that unit, with the excess purchase price over the amounts assigned to assets and liabilities.

PYPO DIGITAL COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in USD thousands, except share, per share data or stated otherwise)

2. Summary of Significant Accounting Policies  – (continued)

Intangible assets with indefinite lives are not amortized but are tested for impairment annually and whenever events or circumstances make it more likely than not that an impairment may have occurred. The impairment of an indefinite life intangible asset is based on a comparison of its fair value to its carrying amount. If the carrying amount of an indefinite life intangible asset exceeds its fair value, an impairment loss is recognized for the excess. The estimation of fair value is performed by utilizing various valuation techniques, with the primary technique being a discounted cash flow.

(o) Impairment of long-lived tangible and finite-lived intangible assets

Long-lived assets, and finite-lived identifiable intangible assets are evaluated for impairment when events or changes in circumstances indicate that the carrying amount of these assets may not be recoverable. The Group reviews its long-lived tangible and finite-lived intangible assets for potential impairment based on a review of projected undiscounted future cash flows associated with these assets. When the review of projected undiscounted cash flows indicates the existence of a potential impairment, the measurement of impairment losses for assets that the Group expects to hold and use is based on the estimated fair value of the assets.

At March 31, 2008 and 2009, the carrying values of the Group’s finite-lived intangible assets are $0 and $1,770, net of accumulated amortization of $0 and $259, respectively, and are currently being amortized over three to five years. For the years ended March 31, 2007, 2008 and 2009, the Group incurred no impairment charges. The following sets forth at March 31, 2009 the amortization expense for finite-lived intangible assets the Group expects to recognize during the remained of the fiscal year ended March 31, 2009 and over next five fiscal years thereafter:

Year ending 2010	501
Year ending 2011	501
Year ending 2012	416
Year ending 2013	310
Year ending 2014	42

(p) Deferred financing costs

Direct and incremental costs incurred in obtaining loans are capitalized and amortized over the terms of the related debt agreements using the effective interest method. At March 31, 2009, deferred financing cost of $1,006 was included in prepayment and other assets. Approximately nil, nil and $18 were amortized during the years ended March 31, 2007, 2008 and 2009.

(q) Contingent Consideration

The Group has incorporated contingent consideration into the structure of the Retail Business Acquisitions completed in the year ended March 31, 2009. These arrangements generally result in the reduction of cash payments or transfer of shares from the sellers at nil consideration upon the acquired entities’ failure of performance targets for the periods ranging from 2 to 3 years after the acquisitions as stipulated in the acquisition agreements.

Reduction of cash payments or transfer of shares which are determined to be adjustments on purchase consideration will be accounted for as part of the purchase of the acquired entities when the outcome of the contingency is determinable beyond a reasonable doubt (see Note 4).

(r) Performance bonus

As stipulated in the Operating and Management Agreements entered into between Beijing Feijie and the key management of Hebei Guoxun, Henan Xinya, and Jiangsu Guanzhilin, the key management of these three entities will entitle to the performance bonus upon the achievement of the performance condition: (1) operating targets for the periods ranging from 2 to 3 years after the acquisitions and (2) rendering of services for the specified period. Accruals of compensation cost for such award with a performance condition shall be based on the probable

PYPO DIGITAL COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in USD thousands, except share, per share data or stated otherwise)

2. Summary of Significant Accounting Policies  – (continued)

outcome of that performance condition. Compensation cost shall be accrued if it is probable that the performance condition will be achieved and shall not be accrued if it is not probable that the performance condition will be achieved. The Group has not recognized an accrual for the compensation for the year ended March 31, 2009 since the management estimate that it is probable that the performance condition could not be met.

(s) Financial instruments

The carrying amounts of cash and cash equivalents, restricted bank deposits, notes receivable, accounts receivable, amounts due from related parties and an affiliated company, other receivable and receivable from a vendor, short-term borrowings, accounts payable, notes payable, other payables and amounts due to related parties and an affiliated company approximate their fair values due to the short-term nature of these instruments.

(t) Fair value of financial instruments

In September 2006, the FASB issued SFAS No. 157 “Fair Value Measurements” (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value, and enhances fair value measurement disclosure. In October 2008, the FASB issued FASB Staff Position (“FSP”) 157-3 “Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active” (“FSP SFAS 157-3”). FSP SFAS 157-3 clarifies the application of SFAS 157 in a market that is not active, and provides guidance on the key considerations in determining the fair value of a financial asset when the market for that financial asset is not active. Effective April 1, 2008, the Group adopted the measurement and disclosure requirements related to financial assets and financial liabilities. The adoption of SFAS 157 for financial assets and financial liabilities did not have any material impact on the Group’s results of operations or the fair values of its financial assets and liabilities.

FSP SFAS 157-2, “Effective Date of FASB Statement No. 157” (“FSP SFAS 157-2”) delayed the effective date of SFAS 157 for all nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually), until the fiscal year beginning after November 15, 2008. The Group is currently assessing the impact that the application of SFAS 157 to nonfinancial assets and liabilities will have on its results of operations and financial position.

As of March 31, 2008 and 2009, the Group did not have any nonfinancial assets and liabilities that are recognized or disclosed at fair value in the financial statements, at least annually, on a recurring basis.

(u) Mezzanine equity

Redeemable ordinary shares issued in November 2007 are classified as mezzanine equity (see Note 17).

(v) Revenue recognition

Revenue from principal operations

The Group derives its revenue through wholesale distribution of mobile phones, notebooks and peripherals for the three years ended March 31, 2009. The Group commenced its retail business from May 2008. The Group recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, the sales price is fixed or determinable, and collectability of the sales price is reasonably assured. The Group considers its customers of wholesale distribution to be the retailers and does not sell directly to end-users. The customers of the Group’s retail business are the end-users of mobile phones and peripherals. Products under warranty are shipped back to the manufacturers for repairs or exchanges and related costs incurred are borne by the manufacturers; therefore, the warranty costs incurred by the Group are insignificant.

There are three types of sales contracts for wholesale distribution: (i) sales with no right of return (which make up the majority of sales), (ii) sales with contractual right of return, and (iii) consigned sales.

(i)	For sales with no right of return, the Group has no contractual obligations and has not established any

PYPO DIGITAL COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in USD thousands, except share, per share data or stated otherwise)

2. Summary of Significant Accounting Policies  – (continued)

right of return based on its customary business practices, except for defective products under warranty. Revenue recognition generally occurs when products have been shipped, risk of loss has been transferred to the customer, and allowances for discounts, price protection, and customer rebates can be reliably estimated. Recorded revenues are reduced by these allowances. The Group bases its estimates of these allowances on historical experience, taking into consideration the type of products sold, the type of customer, and the type of transaction specific in each arrangement.

There are no customer acceptance conditions associated with the Group’s products, except related to the standards and quality of a given products.

(ii)	For sales with contractual right of returns and for consigned sales, the Company recognizes revenue at the time the products sell through the distribution channel to the end customers.

The Group presents revenue net of value added tax collected from customers at 17%, which amounted to $87,608, $108,168, and $156,142 for the years ended March 31, 2007, 2008 and 2009, respectively. Certain items: (i) sales return of $3,824, $3,799 and $7,747; and (ii) sales rebates and price protection expenses of $39,008, $41,487 and $41,273, have been deducted to present the net revenue for the years ended March 31, 2007, 2008 and 2009, respectively.

Revenue from vendor’s reimbursements

The Group receives the following types of reimbursements from its vendor:

1)	Reimbursement of promotional activities

The Group organizes marketing activities to promote the vendor’s products and the vendor compensates the Group’s costs in this regard. Upon planning each marketing activity, the Group submits marketing applications to the vendor and the vendor approves the application form, which indicates that the vendor has agreed to bear the related costs. Such reimbursements are recognized when the related marketing activities were held, as a reduction of the costs incurred, with the excess recorded as a reduction to cost of revenues. The amount of reimbursement of promotional activities recognized as reduction of expenses are $5,494, $2,356 and $23,226 of which $1,371, $347 and $11,575 are recorded as a reduction of cost of revenues for the years ended March 31, 2007, 2008 and 2009 respectively.

2)	Rebates from vendor to end customers through the Group

The vendor provides rebates to end customers through the Group. Such rebates to customers net of the related reimbursement to the Group from the vendor are recorded in revenue, and a corresponding receivable from the vendor is recorded at the time the rebates are given. The net amount of rebates from vendor to end customers is $37, $929 and $404 for the years ended March 31, 2007, 2008 and 2009 respectively.

3)	Rebates from vendor to the Group

The vendor also provides rebates to the Group to promote sales of certain products, such rebates are recorded as a reduction of cost of revenues when approved by the vendor, and the amount recognized are $22,977, $2,860 and $1,726 for the years ended March 31, 2007, 2008 and 2009 respectively.

4)	Awards on purchase targets

The vendor provides certain awards to the Group when the Group’s purchases exceed a certain target within a specified period of time. As the Group lacks a demonstrated historical experience to estimate the timing and probability of earning such awards, the awards are recognized as a reduction of cost of revenues when approved by the vendor. The amount of awards earned on purchase targets are nil, $5,882 and nil for the years ended March 31, 2007, 2008 and 2009 respectively.

PYPO DIGITAL COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in USD thousands, except share, per share data or stated otherwise)

2. Summary of Significant Accounting Policies  – (continued)

(w) Shipping and handling costs

Shipping and handling costs are recorded in selling and distribution expenses as incurred. During the years ended March 31, 2007, 2008 and 2009, shipping and handling costs were $1,148, $1,069 and $1,558, respectively.

(x) Cost of revenues

Cost of revenues primarily consists of purchase costs of mobile phones, notebooks and peripherals.

(y) Advertising cost

Advertising expenses amounted to approximately $718, $367 and $5,512 during the years ended March 31, 2007, 2008 and 2009, respectively, and have been included as part of selling and distribution expenses.

(z) Leases

Leases where substantially all the rewards and risks of ownership of assets remain with the leasing company are accounted for as operating leases. Other leases are accounted for as capital leases. Payments made under operating leases, net of any incentives received by the Group from the leasing company, are charged to the statements of income on a straight-line basis over the lease periods.

(aa) Provision for rebates and price protection

Provision for rebates is made on a case by case basis according to the retailer’s sales volume of the Group’s products. The rebates include a basic amount accrued upon delivery of products to retailers and a monthly quantity bonus accrued when the retail volume reaches certain monthly levels as defined by the sales contract. As the quantity bonuses are based on the retailer’s monthly purchases, the effect of accruing the bonuses when the monthly level is reached as opposed to recording a pro-rata portion of the quantity bonus upon the sale of each qualifying unit is not material.

Provision for price protection is made when the Group decides to lower the selling price of its products. The amount of price protection varies on different product models, and the provision is determined based on an estimate of the amount of the specific inventories being held by the Group’s retailers at that time.

Rebates and price protection incurred for the year is recorded as a reduction of revenues.

(bb) Pension and other retirement benefits

The full-time employees of the Company’s subsidiaries and VIE subsidiary that are incorporated in the PRC are entitled to staff welfare benefits, including medical care, welfare subsidies, unemployment insurance and pension benefits. These companies are required to accrue for these benefits based on certain percentages of the employees’ salaries in accordance with the relevant regulations, and to make contributions to the state-sponsored pension and medical plans out of the amounts accrued for medical and pension benefits. The total amounts charged to the statements of operations for such employee benefits amounted to approximately $1,834, $1,800 and $2,486 for the years ended March 31, 2007, 2008 and 2009, respectively. The PRC government is responsible for the medical benefits and ultimate pension liability to these employees.

The Group has no other obligation to make payments in respect of retirement benefits of the employees.

(cc) Income taxes

Income taxes are accounted for under the liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

PYPO DIGITAL COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in USD thousands, except share, per share data or stated otherwise)

2. Summary of Significant Accounting Policies  – (continued)

Effective April 1, 2007, the Company adopted FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109” (“FIN 48”), which clarifies the accounting and disclosure for uncertainty in tax positions, as defined in that statement. See Note 6 for additional information including the impact of adopting FIN 48 on the Company’s consolidated financial statements.

The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The Company records interest related to unrecognized tax benefits and penalties, if any, in income tax expenses.

(dd) Net income per share

Basic earnings per share are computed by dividing net income by the weighted average number of ordinary shares outstanding during the year.

(ee) Segment reporting

The Group uses the management approach in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Group’s chief operating decision maker for making operating decisions, allocating resources and assessing performance as the source for determining the Group’s reportable segments. Management, including the chief operating decision maker, reviews operating results by product groups during fiscal 2007 and 2008. As a result of the completion of the acquisition of six retail sales groups, the Group has changed its reportable segment based on the types of customers receiving its products: “distribution business” and “retail business”. Details of these operating segments are described in Note 23.

Prior to the year ended March 31, 2009, the Group had two reportable segments based on its major product groups: “Mobile phones” and “Notebooks and peripherals”. With the change of composition of reportable segments, the year ended March 31, 2007 and 2008 comparative numbers are restated accordingly to conform to the year ended March 31, 2009 composition of its reportable segments. The change in composition of reportable segments did not have any impact on either the financial results or financial position of the Company in prior periods.

(ff) Concentration of risks

The Group places its cash and cash equivalents and restricted bank deposits with financial institutions with high-credit ratings and quality.

The Group conducts credit evaluations of customers by classifying customers into national chain stores and regional distributors, each are assigned with different credit limit and approved at different management levels. If a credit limit is exceeded, the distributor will be generally required to pay all or a significant part of the amount due prior to delivery of the Group’s products. The Group reviews credit terms granted to each major customer and performs balance reconciliation with customers monthly. The Group establishes an allowance for doubtful accounts based upon estimates, factors surrounding the credit risk of specific customers and other information. As a result of the Group’s credit evaluation, the allowance for doubtful accounts was $474 and $735 as at March 31, 2008 and 2009, respectively.

The Group purchased over 90% of its goods from a single vendor for the years ended March 31, 2007, 2008 and 2009.

(gg) Comprehensive Income

Comprehensive income includes net income and foreign currency translation adjustments. Comprehensive income is reported in the consolidated statements of shareholders’ equity and comprehensive income.

PYPO DIGITAL COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in USD thousands, except share, per share data or stated otherwise)

2. Summary of Significant Accounting Policies  – (continued)

(hh) Noncontrolling Interest

Effective April 1, 2009, the Company adopted the provisions of SFAS, No. 160, “Noncontrolling Interests in Consolidated Financial Statements — an amendment of Accounting Research Bulletin No. 51”. The standard changes the accounting for noncontrolling (minority) interests in consolidated financial statements including the requirements to classify noncontrolling interests as a component of consolidated stockholders’ equity, and the elimination of “minority interest” accounting in results of operations with earnings attributable to noncontrolling interests reported as a part of consolidated earnings. The presentation and disclosure requirements of SFAS No. 160 shall be applied retrospectively for all periods presented. Accordingly, the consolidated financials for all period presented, are restated to conform to SFAS No. 160.

3. Recently issued accounting standards

In December 2007, FASB issued SFAS No. 141 (revised 2007), “Business Combinations” (“SFAS No. 141R”). The objective of SFAS No. 141R is to improve the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial reports about a business combination and its effects. SFAS No. 141R applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The Group may not apply it before that date. The Group is evaluating the impact, if any, of the adoption of SFAS No. 141R.

In April 2008, the FASB issued FSP SFAS 142-3, “Determination of the Useful Life of Intangible Assets”. This FSP amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142, “Goodwill and Other Intangible Assets”. This FSP is effective for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. The guidance for determining the useful life of a recognized intangible asset in this FSP shall be applied prospectively to intangible assets acquired after the effective date. The Company is evaluating the impact, if any, of the adoption of FSP FAS 142-3. It is not expected to have a material impact on the Company’s financial position, results of operations and cash flows.

In November 2008, FASB ratified the consensus reached by the Task Force in EITF Issue 08-6, “Equity Method Investment Accounting Considerations” (“EITF 08-6”). Because of the significant changes to the guidance on subsidiary acquisitions and subsidiary equity transactions and the increased use of fair value measurements as a result of SFAS 141R and SFAS 160, questions have arisen regarding the application of that accounting guidance to equity method investments. EITF 08-6 provides guidance for entities that acquire or hold investments accounted for under the equity method. This issue is effective for fiscal years and interim periods beginning on or after December 15, 2008, and interim periods within those fiscal years. This issue shall be applied prospectively. The Company is evaluating the impact, if any, of the adoption of EITF 08-6. It is not expected to have a material impact on the Company’s financial position, results of operations and cash flows.

In November 2008, the FASB ratified the consensus reached by the Task Force in EITF Issue 08-7, “Accounting for Defensive Intangible Assets” (“EITF 08-7”). EITF 08-7 requires entities that will acquire a defensive intangible asset after the effective date of SFAS 141R, to account for the acquired intangible asset as a separate unit of accounting and amortize the acquired intangible asset over the period during which the asset would diminish in value. EITF 08-7 is effective for intangible assets acquired on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The Company is evaluating the impact, if any, of the adoption of EITF 08-7. It is not expected to have a material impact on the Company’s financial position, results of operations and cash flows.

In December 2008, the FASB issued FSP FAS 140-4 and FIN 46(R)-8, “Disclosures by Public Entities (Enterprises) after Transfers of Financial Assets and Interest in Variable Interest Entities” (FSP FAS 140-4 and FIN 46(R)-8).

PYPO DIGITAL COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in USD thousands, except share, per share data or stated otherwise)

3. Recently issued accounting standards  – (continued)

FSP FAS 140-4 and FIN 46(R)-8 requires the public entities subject to the disclosure requirements of Statement 140 to provide financial statement users with an understanding of the following: a. a transferor’s continuing involvement in financial assets that it has transferred in a securitization or asset-backed financing arrangement; b. the nature of any restrictions on assets reported by an entity in its statement of financial position that relate to a transferred financial asset, including the carrying amounts of such assets; c. how servicing assets and servicing liabilities are reported under Statement 140; and d. for securitization or asset-backed financing arrangements accounted for as sales when a transferor has continuing involvement with the transferred financial assets and transfers of financial assets accounted for as secured borrowings, how the transfer of financial assets affects an entity’s financial position, financial performance, and cash flows. FSP FAS 140-4 and FIN 46(R)-8 also requires enhanced disclosures about a company’s involvement in VIEs. The enhanced disclosures required by this FSP are intended to provide users of financial statements with a greater understanding of: (i) the significant judgments and assumptions made by a company in determining whether it must consolidate a VIE and/or disclose information about its involvement with a VIE; (ii) the nature of restrictions on consolidated VIEs assets reported by a company in its statement of financial position, including the carrying amounts of such assets; (iii) the nature of, and changes in, the risks associated with a company’s involvement with a VIE; (iv) how a company’s involvement with a VIE affects the company’s financial position, financial performance, and cash flows. This FSP was effective for the first reporting period (interim or annual) ending after December 15, 2008, and had no impact on the Company’s financial position and results of operations.

In April 2009, the FASB issued FSP FAS 141(R)-1, “Accounting for Assets Acquired and Liabilities Assumed in a Business Combination That Arise from Contingencies” (“FSP FAS141(R)-1”). FSP FAS 141(R)-1 amends and clarifies FASB Statement No. 141(R), to address application issues on initial recognition and measurement, subsequent measurement and accounting, and disclosure of assets and liabilities arising from contingencies in a business combination. This FSP is effective for assets or liabilities arising from contingencies in business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The Company is evaluating the impact, if any, of the adoption of FSP FAS 141(R)-1. It is not expected to have a material impact on the Company’s financial position, results of operations and cash flows.

In May 2009, the FASB issued SFAS No.165, “Subsequent Events” (“SFAS 165”). SFAS 165 establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. Entities are required to disclose the date through which subsequent events were evaluated, as well as whether that date is the date financial statements were issued or were available to be issued. SFAS 165 is effective for interim and annual periods ending after June 15, 2009. The Company is evaluating the impact, if any, of the adoption of SFAS 165. It is not expected to have a material impact on the Company’s financial position, results of operations and cash flows.

In June 2009, the FASB issued SFAS No. 167, “Amendments to FASB Interpretation No. 46(R)” (“SFAS 167”). SFAS 167 amends Interpretation 46(R) to require an enterprise to perform an analysis to determine whether the enterprise’s variable interest or interests give it a controlling financial interest in a variable interest entity. This analysis identifies the primary beneficiary of a variable interest entity as the enterprise that has both of the following characteristics: a) the power to direct the activities of a variable interest entity that most significantly impact the entity’s economic performance; and b) the obligation to absorb losses of the entity that could potentially be significant to the variable interest entity or the right to receive benefits from the entity that could potentially be significant to the variable interest entity. Additionally, an enterprise is required to assess whether it has an implicit financial responsibility to ensure that a variable interest entity operates as designed when determining whether it has the power to direct the activities of the variable interest entity that most significantly impact the entity’s economic performance, and require ongoing reassessments of whether an enterprise is the primary beneficiary of a variable interest entity. It also amends Interpretation 46(R) to eliminate the quantitative approach previously required for determining the primary beneficiary of a variable interest entity. SFAS 167 is effective at

PYPO DIGITAL COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in USD thousands, except share, per share data or stated otherwise)

3. Recently issued accounting standards  – (continued)

the start of a company’s first fiscal year beginning after November 15, 2009. The Company is evaluating the impact, if any, of the adoption of SFAS 167. It is not expected to have a material impact on the Company’s financial position, results of operations and cash flows.

It also requires enhanced disclosures about a company’s involvement in VIEs. The enhanced disclosures required by this FSP are intended to provide users of financial statements with a greater understanding of: (i) the significant judgments and assumptions made by a company in determining whether it must consolidate a VIE and/or disclose information about its involvement with a VIE; (ii) the nature of restrictions on consolidated VIEs assets reported by a company in its statement of financial position, including the carrying amounts of such assets; (iii) the nature of, and changes in, the risks associated with a company’s involvement with a VIE; (iv) how a company’s involvement with a VIE affects the company’s financial position, financial performance, and cash flows. This FSP was effective for the first reporting period (interim or annual) ending after December 15, 2008 and had no impact on the Company’s financial position and results of operations.

4. Acquisitions

(i) Acquisitions of Businesses

During the year ended March 31, 2009 the Group completed the following:

Company/Business name	Nature of business	Date of acquisition	Interest acquired
Hebei Guoxun	Retail sale of wireless equipment	May 1, 2008	51%
Henan Xinya	Retail sale of wireless equipment	August 22, 2008	51%
Kunming Golden Broadway	Retail sale of wireless equipment	August 28, 2008	51%
Hunan Feon	Retail sale of wireless equipment	October 21, 2008	100%
Jiangsu Guanzhilin	Retail sale of wireless equipment	October 31, 2008	51%
Inner Mongolia Zhongyu	Retail sale of wireless equipment	December 1, 2008	51%
R&M business	Provision of after sales services for wireless equipment	December 8, 2008	100%

The acquisitions were made by the Group in order to diversify the business of the Group and look for the opportunity of possible integration of mobile phones retail business.

Each of the acquisitions was accounted for as a purchase under Statement of Financial Accounting Standards (“SFAS”) No. 141 “Business Combination”. The interests in the assets acquired and liabilities assumed were recorded at their fair values, and the results of the acquired entities’ operations were included in the Group’s consolidated results of operations from the respective dates of the acquisitions.

The acquisitions (except for the acquisition of the R&M business) were generally structured such that the total purchase price to be paid will depend on the level of profits, as defined, that the acquired entity achieves over periods ranging from 2 to 3 years after the acquisitions. A portion of the potential purchase price was paid at closing, and additional payments will be made to the sellers, or the sellers will return to the Group some or all of the payment made to date, when the level of the achievement of the profit targets is determined. Where the Group acquired less than 100% of the acquired entity, if the acquired entity fails to achieve the profit target, the seller will have the choice of either accepting a reduction of the total cash payment or transferring an additional interest in the acquired entity to the Group.

As required by SFAS No. 141, for acquisitions for which a portion of the purchase price is contingent on future results, the amount of the purchase price recorded at closing represented the sum of (i) any amount of the payments that are not contingent on the level of future profits, and (ii) that portion of the future contingent payments required to record the net tangible and identifiable intangible assets at their full fair value without any recognition of goodwill or reduction for the allocation of “negative goodwill”, if any.

PYPO DIGITAL COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in USD thousands, except share, per share data or stated otherwise)

4. Acquisitions  – (continued)

The following table sets forth acquisitions for which a portion of the purchase price is contingent on future results (i) the maximum purchase prices, (ii) the amount of the purchase price recorded at the respective dates of the acquisition, (iii) the payments made as of March 31, 2009, (iv) the amount by which the purchase price payments made to date exceed the purchase price recorded at closing (as described above), which is accounted for as a deposit paid on the contingent purchase price and reflected as current asset in the Group’s consolidated balance sheet in other receivables (see Note 11) and (v) the maximum additional interest the seller could elect to transfer to the Group in lieu of accepting lower payments if the targets are not met:

Company	Maximum purchase price	Purchase price recorded at closing	Payments to March 31, 2009	Excess paid over amount recorded at closing (deposit) (see Note 11)	Maximum additional interest seller could transfer
Hebei Guoxun	9,909	6,259	6,471	212	49%
Henan Xinya	5,746	1,978	2,298	320	49%
Kunming Golden Broadway	4,328	1,654	1,731	77	49%
Hunan Feon	10,384	4,983	5,853	870	0%
Jiangsu Guanzhilin	46,324	13,202	37,005	23,803	49%
Inner Mongolia Zhongyu	2,612	1,151	1,940	789	49%
				26,071
Effect of changes in exchange rates				(128)
Total deposits on contingent payments (Note 11)				25,943

For these acquisitions, if the profit targets are met and the sellers retain those payments and/or Group is required to make additional payments, such payments will be accounted for as an adjustment of the purchase price and will be recorded as goodwill. If profit targets are not met and the Group is entitled to receive the return of any portion of the payments made to date, the repayments will first reduce the deposit on the contingent payments and then will reduce the purchase price recorded at closing, which will be accounted for as a reduction in the amounts recorded for long-term tangible and intangible assets. Where the seller elects to transfer an additional interest to the Group in lieu of the reduction of the cash payments, the transfer of an additional interest will be accounted for as an equity transaction with no gain or loss to be recognized.

As part of its May 2008 acquisition of an interest in Hebei Guoxun, the Group acquired a 45% interest in Hebei Baibang Tech Co., Ltd. (“Hebei Baibang”), a company engaged in mobile phone retail sales and after-sales services. In December 2008, Hebei Guoxun disposed of its 45% equity interest in Hebei Baibang in exchange for the existing operations of providing after-sales services in certain of Hebei Baibang’s retail stores and a cash payment of $276. The Group accounted for the exchange of the 45% interest in Hebei Baibang for the R&M Business as the acquisition of a business under SFAS No. 141. The cost of the acquisition of the R&M Business was measured as the December 2008 fair value of the 45% interest in Hebei Baibang less the cash received, and the Group recorded a gain of $26 for the difference between its basis in its 45% interest in Hebei Baibang and the consideration it received. The allocation of the cost of the R&M Business, which totaled $2,237, resulted in $322 of identifiable intangible asset, consisting of after-sales agreements, $19 of net assets acquired, $81 of deferred tax liability and $1,977 of goodwill, after adjusting the acquired R&M Business tangible assets to their fair value. The intangible asset and the goodwill result principally from the excess of the fair value of the purchase price originally allocated to the 45% interest in Hebei Baibang at the time of the May 2008 acquisition of Hebei Guoxun over the Group’s share of its underlying net assets of Hebei Baibang (see Note 12).

PYPO DIGITAL COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in USD thousands, except share, per share data or stated otherwise)

4. Acquisitions  – (continued)

The following table sets for the amounts of the recorded purchase prices preliminary assigned to identifiable intangible assets and goodwill, as explained on Note 2(m) and the fair value of net assets acquired. The amounts set forth below are based on the preliminary assessment of the fair values of the acquired assets and are subject to change pending the finalization of the valuation of these intangibles. The finalization of those valuations could affect the amounts assigned to the intangible assets or goodwill and the related periodic amortization charges for intangible asset.

Company	Fair value of net assets acquired	Trade name	Non-compete agreements	Put option on land and buildings	After-sales agreements	Goodwill	Deferred tax liabilities arisen on acquisitions	Purchase price recorded at closing
Hebei Guoxun	4,258	1,766	67	247	—	—	(79)	6,259
Henan Xinya	577	1,378	31	—	—	—	(8)	1,978
Kunming Golden Broadway	731	857	36	—	51	—	(21)	1,654
Hunan Feon	1,714	2,573	41	—	887	—	(232)	4,983
Jiangsu Guanzhilin	2,911	10,037	338	—	—	—	(84)	13,202
Inner Mongolia Zhongyu	365	783	4	—	—	—	(1)	1,151
R&M Business	19	—	—	—	322	1,977	(81)	2,237
Total	10,575	17,394	517	247	1,260	1,977	(506)	31,464
Amortization period		indefinite	3.4 – 4.2 years	3 years	4.2 – 5.0 years	indefinite

(ii) Acquisition of additional interest of a subsidiary

During the year ended March 31, 2009, the Company acquired additional 10% interests in Beijing Dongdian Wuxian Mobile Media Technology Co., Ltd (“Beijing Dongdian”) for a total consideration of $728 and increased its shareholdings of the entity to 100%. The consideration was allocated to the fair value of net assets acquired amounted to $657 and goodwill amounted to $71. Goodwill of $71 represented the excess of the purchase price over the estimated fair value of the net tangible assets acquired. The Company has not allocated the consideration to the identifiable intangible assets, which are non-exclusive licenses, as the management considers these to be of insignificant value. The purchase price allocation is primarily based on the management’s assessment on the fair value of each of the tangible assets acquired and liabilities assumed as of the date of acquisition.

The following unaudited pro forma consolidated financial information reflects the results of operations for the years ended March 31, 2008 and 2009, as if all the acquisitions completed during the year ended March 31, 2009 had occurred on April 1, 2007 and 2008 respectively, and after giving effect to purchase accounting adjustments. These pro forma results have been prepared for comparative purposes only and do not purport to be indicative of what operating results would have been had the acquisition actually taken place at the beginning of the periods presented, and may not be indicative of future operating results.

	For the year ended March 31,
	2008	2009
Net sales	711,420	699,276
Net income	30,706	20,155
Earnings per share
Basic	0.14	0.07

PYPO DIGITAL COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in USD thousands, except share, per share data or stated otherwise)

5. Others, Net

	For the years ended March 31,
	2007	2008	2009
Foreign currency exchange (loss) / gain	(3)	(787)	1,140
Non-operating (expense) / income	(45)	(20)	10
Investment income	—	133	104
	(48)	(674)	1,254

6. Income Taxes

Cayman Islands

Under the current laws of Cayman Islands, the Company is not subject to tax on its income or capital gains. In addition, upon payments of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.

Hong Kong

The provision for current income taxes of the subsidiaries operating in Hong Kong has been calculated by applying the current rate of taxation of 16.5% for the year ended March 31, 2009 and 17.5% for the year ended March 31, 2008 and 2007 respectively to the estimated taxable income earned in or derived from Hong Kong during the period, if applicable.

People’s Republic of China

On March 16, 2007, the National People’s Congress of China enacted the PRC Enterprise Income Tax Law (the “New Tax Law”), under which foreign invested enterprises (the “FIEs”) and domestic companies would be subject to enterprise income tax at a uniform rate of 25%. There will be a five-year transition period for FIEs, during which they are allowed to continue to enjoy their existing preferential tax treatments. Preferential tax treatments will continue to be granted to entities which conduct businesses in certain encouraged sectors and to entities otherwise classified as “high and new technology enterprises,” whether FIEs or domestic enterprises. The new tax rate has become effective on January 1, 2008. On December 6, 2007, the State Council of the PRC issued Implementation Regulations on the New Taxation Law. The New Taxation Law and Implementation Regulations have changed the tax rate from 15% to 18%, 20%, 22%, 24% and 25% for the year ending December 31, 2008, 2009, 2010, 2011 and 2012 respectively for Shenzhen PRC subsidiaries. On December 26, 2007, the State Council issued the Notice of the State Council Concerning Implementation of Transitional Rules for Enterprise Income Tax Incentives (“Circular 39”).

The deferred tax balance has been adjusted to reflect the tax rates that are expected to apply.

Pursuant to the Old Tax Law, Pypo Beijing was qualified for the preferential tax treatment as a “High Technology enterprise.” As a result of that tax treatment, a 50% tax exemption was applied for the calendar years 2006, 2007 and 2008. These exemptions were applied to the 15% profit tax rate for a High Technology Enterprise for the calendar years 2007 and 25% for the calendar year 2008. Thus, the overall tax rates for Pypo Beijing after the relevant exemption is applied to the 15% tax rate are 7.5% for the years ended March 31, 2007 and for the period from April 1, 2007 to December 31, 2007. The overall tax rate for Pypo Beijing after the exemption applied to the 25% tax rate is 12.5% for the calendar year 2008, no exemption is applied since January 1, 2009 and hence, Pypo Beijing is subject to 25% thereafter. Tax losses carried forwards, if any, would expire five years from the year when the tax losses carried forwards were recorded.

PYPO DIGITAL COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in USD thousands, except share, per share data or stated otherwise)

6. Income Taxes  – (continued)

The list below shows the tax preferential treatment of Pypo Beijing and its subsidiaries for the calendar years 2007, 2008 and 2009:

Company	Statutory tax rate	Applicable rate with preferential treatment
	2007 & 2008	2007	2008	2009
Pypo Beijing	15%	7.5%	12.5%	25%
Henan Pypo Technology Company Limited	33%	33%	25%	25%
Beijing Pypo Communication Technology Company Limited	33%	0%	0%	25%
Jilin Pypo Technology Company Limited	33%	33%	25%	25%
Hebei Pypo Digital Technology Company Limited	33%	33%	25%	25%
Shanxi Pypo Technology Company Limited	33%	33%	25%	25%
Yunan Pypo Technology Company Limited	33%	33%	25%	25%
Anhui Pypo Electronic Company Limited	33%	33%	25%	25%
Shenzhen Pypo Communication Equipment Company Limited	33%	0%	18%	20%
Cang Zhou GuoXun HuiFang Communication Equipment Ltd.	N/A	N/A	20%	20%

In July 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes-an interpretation of FASB Statement No. 109” (“FIN 48”), which clarifies the accounting and disclosure for uncertainty in tax positions, as defined in that statement. FIN 48 prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This interpretation also provides guidance on de-recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods and income tax disclosures.

The Group has adopted FIN 48 on April 1, 2007. Based on its FIN 48 analysis documentation, the Group has made its assessment of the level of tax authority for each tax position (including the potential application of interest and penalties) based on the technical merits, and has measured the unrecognized tax benefits associated with the tax positions. As a result of the implementation of FIN 48, the Company had approximately $436 in total unrecognized tax benefits at April 1, 2007. The Group has elected to classify interest and/or penalties relating to income tax matters within income tax expenses. The amount of penalties and interest as of March 31, 2008 is immaterial. The Group had an increase of unrecognized tax benefits of approximately $576 in connection with tax uncertainties during the year ended March 31, 2008 and the position remains unchanged during the year ended March 31, 2009. The Group does not anticipate any significant increases or decreases to its liability for unrecognized tax benefits within the next 12 months.

Unrecognized tax benefits balance at April 1, 2007	436
Gross increase for tax positions for the year ended March 31, 2008	576
Unrecognized tax benefits balance at March 31, 2008 and 2009	1,012

The unrecognized tax benefit totalled $1,012 as at March 31, 2009, of which $436 was related to the income tax provisions recognized as contingencies from periods prior to the adoption of FIN 48; and $576 of which was related to the increase of FIN 48 tax provisions for the year ended March 31, 2008.

According to the PRC Tax Administration and Collection Law, the statute of limitations is generally three years if the underpayment of taxes is due to computational errors made by the taxpayer. The statute of limitations will be extended to five years under special circumstances, which are not clearly defined, but an underpayment of

PYPO DIGITAL COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in USD thousands, except share, per share data or stated otherwise)

6. Income Taxes  – (continued)

tax liability exceeding RMB100,000 (approximately $14) is specifically listed as a special circumstance. In the case of a transfer pricing related adjustment, the statute of limitations is 10 years. There is no statute of limitations in the case of tax evasion.

Composition of income tax expense

The current and deferred portion of income tax benefit / (expense) included in the consolidated statements of income is as follows:

	For the years ended March 31,
	2007	2008	2009
Current income tax expense	(2,227)	(3,014)	(9,056)
Deferred income tax benefit / (expense)	88	(438)	1,415
Income expense	(2,139)	(3,452)	(7,641)

Reconciliation of the differences between statutory tax rate and the effective tax rate

Reconciliation between total income tax expense and that amount computed by applying the PRC statutory income tax rate of (33% for each of the year ended March 31, 2007 and 2008 and 25% for year ended March 31, 2009) to income before taxes is as follows:

	For the years ended March 31,
	2007	2008	2009
Income before tax and equity in loss / (income) of affiliated companies	16,501	33,649	29,379
Computed income tax expense	(5,445)	(11,104)	(7,345)
Effect of different tax rates applicable to the subsidiaries	4,169	6,235	614
Non-deductible employee’s benefits	(669)	—	—
Effect of other non-deductible expenses	(233)	(299)	(315)
Effect of non-taxable incomes	11	84	332
Effect of FIN48 unrecognized tax benefits	—	(502)	—
Change in valuation allowance	(1,193)	(745)	(763)
Effect of foreign operation	(906)	595	(147)
Effect of tax exemption and tax relief	1,913	2,427	684
Withholding income tax on dividend	—	388	(1,154)
Others	214	(531)	453
Actual income tax expense	(2,139)	(3,452)	(7,641)

PRC income taxes that would have been payable without tax exemption and tax relief amounted to approximately $8,221, $12,114, and $8,939 for the years ended March 31, 2007, 2008 and 2009, respectively. Accordingly, basic net income per share would have decreased to $0.05, $0.10 and $0.07, respectively.

PYPO DIGITAL COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in USD thousands, except share, per share data or stated otherwise)

6. Income Taxes  – (continued)

The principal components of the Group’s deferred income tax assets/liabilities are as follows:

	As at March 31,
	2008	2009
Current deferred tax assets:
Rebates provision	1,745	2,004
Sales return provision	110	110
Net operating loss carried forward	—	2,239
Allowance for doubtful accounts	—	139
Inventory provision	415	360
Others	—	14
Total current deferred tax assets	2,270	4,866
Non-current deferred tax asset:
Net operating loss carried forward	1,755	2,568
Valuation allowance	(1,755)	(2,568)
Total non-current deferred tax assets	—	—

The realization of the recorded deferred tax assets of $1,755 and $4,807 as of March 31, 2008 and 2009, respectively is dependent on generating sufficient taxable income prior to the expiration of net operating loss carried forward which will expire in year 2012 and 2013. The Group has provided a valuation allowance for the full amount of the deferred tax assets relating to the future benefit of net operating loss carried forward of certain subsidiaries and VIEs as management is not able to conclude that the future realization of those net operating loss carry forwards is more likely than not.

	As at March 31,
	2008	2009
Non-current deferred tax liabilities:
Withholding income tax on dividend	388	1,558
Intangible assets	—	447
Total non-current deferred tax liabilities	388	2,005

Under the New Tax Law, enterprises are classified as either resident or non-resident. A resident enterprise refers to one that is incorporated under the PRC law or under the law of a jurisdiction outside the PRC with its “de facto management organization” located within the PRC. Non-residential enterprise refers to one that is incorporated under the law of a jurisdiction outside the PRC with its “de facto management organization” located also outside the PRC, but which has either set up institutions or establishments in the PRC or has income originating from the PRC without setting up any institution or establishments in the PRC. Under the New Enterprise Income Tax (“EIT”) Implementation Regulation, “de facto management organization” is defined as the organization of an enterprise through which substantial and comprehensive management and control over the business, operations, personnel, accounting and properties of the enterprise are exercised. Under the New Income Tax Law and the New EIT Implementation Regulation, a resident enterprise’s global net income will be subject to a 25% EIT rate. Uncertainties exist with respect to how the new EIT Law applies to the Company’s overall operations, and more specifically, with regard to tax residency status. Additional guidance is expected to be released by the Chinese government in the near future that may clarify how to apply this standard to taxpayers. Despite the present uncertainties resulting from the limited PRC tax guidance on the issue, the Company does not believe that its legal entities organized outside of PRC should be treated as residents for New Income Tax Law purposes. Even if one or more of its legal entities organized outside of PRC were characterized as PRC tax

PYPO DIGITAL COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in USD thousands, except share, per share data or stated otherwise)

6. Income Taxes  – (continued)

residents, none of them had profit; therefore, no significant impact would be expected on the net current tax payable balance and the net deferred tax balance.

If the entity were to be non-resident for PRC tax purpose, dividends paid to it out of profits earned after January 1, 2008 would be subject to a withholding tax. In the case of dividends paid by PRC subsidiaries the withholding tax would be 10% and in case of a subsidiary 25% or more directly owned by residential in Hong Kong SAR, the withholding tax would be 5%,

The Company and its subsidiaries file separate income tax returns.

7. Net Income Per Share

As discussed in Note 17 below, the Company was incorporated with 1,000 ordinary shares and issued 182,699,000 shares to China Bright Group Co. Ltd (“China Bright”) and Style Technology Development Limited (“Style Technology”) in connection with the Reorganization (as discussed in Note 1). For the purpose of calculating basic earnings per share as a result of the Reorganization, the number of ordinary shares used in the calculation reflects the issuance of ordinary shares as if it took place on April 1, 2006.

The calculations of basic earnings per share are computed as follows:

	For the years ended March 31,
	2007	2008	2009
Numerator:
Net income attributable to the Company	14,362	30,244	20,143
Denominator:
Denominator for basic earnings per share
- Weighted-average ordinary shares outstanding during the year	182,700,000	215,896,721	272,700,000
Basic earnings per share	0.08	0.14	0.07

As the Group has no dilutive potential common shares that are outstanding for each of the three years in the period ended March 31, 2009, no diluted earnings per share is presented.

8. Cash and cash equivalents

Cash and cash equivalents as of March 31, 2008 and 2009 include cash balances held by the Company’s VIE subsidiary of approximately $1,671 and $19,648, respectively. These cash balances cannot be transferred to the Company by dividend, loan or advance according to existing PRC laws and regulations. However, these cash balances can be utilized by the Group for its normal operations pursuant to various agreements which enable the Group to substantially control this VIE subsidiary as described in its normal operations.

Included in the cash and cash equivalents are cash balances denominated in RMB of approximately $56,165 and $31,583 (equivalent to approximately RMB 394 million and RMB 216 million) as of March 31, 2008 and 2009, respectively.

9. Accounts receivable

	As at March 31
	2008	2009
Accounts receivable	58,740	73,537
Less: Allowance for doubtful accounts	(474)	(735)
	58,266	72,802

PYPO DIGITAL COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in USD thousands, except share, per share data or stated otherwise)

9. Accounts receivable  – (continued)

The movement of the allowance for doubtful accounts during the years is as follow:

	As at March 31,
	2008	2009
Balance as beginning of year	368	474
Add: Current year additions	100	273
Less: Current year write-offs	(32)	(27)
Exchange realignment	38	15
Balance at end of year	474	735

10. Receivable from a vendor

Receivable from a vendor represents the amount receivable from Tianjin Samsung Telecom Technology Co., Ltd. (“Samsung”) for various types of reimbursements as aforementioned in Note 2(v), which are accrued according to Samsung’s confirmation for compensating the Group’s related promotional costs.

11. Other receivable

	As at March 31,
	2008	2009
Rental and utility deposits	64	1,528
Advance to staff	9	649
Deposit paid for acquiring new entities (Note i)	9,251	—
Receivable from entities owned by noncontrolling interest of subsidiaries (Note ii)	—	7,341
Deposits on contingent purchase prices (see Note 4)	—	25,943
Others (Note iii)	879	8,719
	10,203	44,180

Note:

i)	As at March 31, 2008, the Group through its VIE subsidiary, Beijing Feijie, paid $9,251 to the respective shareholders of non-related parties to acquire their interests in four entities which are principally engaged in retailing of mobile phones. These acquisitions have not been completed as at March 31, 2008, but have been closed as at March 31, 2009.
ii)	Except for a loan to a noncontrolling interest of a subsidiary amounted to $2,475 as at March 31, 2009 which is secured by a leasehold property, interest bearing at 7% per annum and repayable in July, 2009, the remaining balances are unsecured, interest free and have no fixed repayment term.
iii)	Included in this balance were advances to third parties amounted to $3,726 as at March 31, 2009 of which they are unsecured, interest free and have no fixed repayment term.

PYPO DIGITAL COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in USD thousands, except share, per share data or stated otherwise)

12. Investment in affiliated companies

The Group’s carrying amount and percentage ownership of the investment in affiliated companies as at March 31, 2009:

	As at March 31, 2008		As at March 31, 2009
	Amount	Percentage of ownership	Amount	Percentage of ownership
Beijing Pypo Times Technology Co., Ltd. (“Pypo Times”) (Note b)	343	50%	357	50%
Beijing Yipai-top Communication Technology Co., Ltd. (“Beijing Yipai-top”) (Notes b and c)	—	—	1,122	50%
	343		1,479

The Group’s equity in the (loss) / income of the affiliated companies for the years ended March 31, 2007, 2008 and 2009 was as follows:

	For the years ended March 31,
	2007	2008	2009
Equity in (loss) / income of
- Hebei Baibang (Notes a and b)	—	—	403
- Pypo Times (Note b)	—	(13)	4
- Beijing Yipai-top (Notes b and c)	—	—	(339)
Amortization of difference between basis of investment in Hebei Baibang and share of Hebei Baibang’s net assets	—	—	(52)
	—	(13)	16

Note a:

In May 2008, the Group acquired a 45% interest in Hebei Baibang as part of Beijing Feijie’s acquisition of a 51% interest in Hebei Guoxun. Pursuant to the agreement for the acquisition of Beijing Feijie’s interest in Hebei Guoxun, the Group is entitled to 55% of the income of Hebei Baibang and the selling shareholder of Hebei Guoxun has guaranteed that Beijing Feijie will receive a minimum annual profit of RMB3,500,000 for each of the year ended March 31, through March 31, 2028. Hebei Baibang was established for the purpose of engaging in provision of after sales services for mobile phones in the PRC. The Group has accounted for this investment using equity method of accounting. In December 2008, Hebei Guoxun disposed of its 45% interest in Hebei Baibang to a third party in exchange for the R&M Business with a fair value at the disposal date of $2,513 and $276 cash consideration received (also refer to Note 4). During period from May 1, 2008 to disposal date, the Group recorded its equity in the income of Hebei Baibang based on its 55% interest.

PYPO DIGITAL COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in USD thousands, except share, per share data or stated otherwise)

12. Investment in affiliated companies  – (continued)

Note b:

The combined results of operations and financial position of these investments are summarized below:

	For the year ended March 31,
	2008	2009
Condensed statement of operations information:
Revenue	4,422	8,739
Net loss	(25)	(208)
Group’s equity in net (loss) / income of investees	(13)	16

	As at March 31,
	2008	2009
Condensed balance sheet information:
Current assets	5,563	33,095
Non-current assets	1	9
Total assets	5,564	33,104
Liabilities	4,878	30,146
Equity	686	2,958
Total liabilities and equity	5,564	33,104
Group’s share of net assets	343	1,479

Note c:

In August 2008, the Group and an individual third party formed an affiliated company, Beijing Yipai-top, which is engaged in the retail sale of wireless equipment.

13. Property and equipment, net

Property and equipment consisted of the following:

	As at March 31,
	2008	2009
Buildings	6,254	11,293
Leasehold improvements	384	553
Machinery and equipment	158	1,853
Electronic equipment	980	2,265
Motor vehicles	1,276	1,966
Sub-total	9,052	17,930
Less: accumulated depreciation	(1,178)	(2,236)
Property and equipment, net	7,874	15,694

PYPO DIGITAL COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in USD thousands, except share, per share data or stated otherwise)

13. Property and equipment, net  – (continued)

	For the years ended March 31,
	2007	2008	2009
Depreciation expenses were charged to:
Selling and distribution expenses	21	54	286
General and administrative expenses	317	431	626
Total	338	485	912

14. Goodwill

The changes in the carrying amount of goodwill from significant acquisitions are as follows:

	Retail business R&M business	Distribution business Beijing Dongdian	Total
Acquisitions during the year ended March 31, 2009	1,977	71	2,048
Impairment loss	—	(71)	(71)
Balance as of March 31, 2009	1,977	—	1,977

Because the fair value of Beijing Dongdian was determined to be lower than its carrying value based on management’s current expectation that the unit will incur losses for the foreseeable future, during the year ended March 31, 2009, the Company recorded an impairment charge for the entire $71 of goodwill arising from the acquisition of Beijing Dongdian.

15. Borrowings

(i) Short term borrowings and notes payable

The Group has short term credit facilities with various banks. As at March 31, 2008 and 2009, these facilities totalled approximately $43,453 and $68,462, respectively. The amounts utilized were approximately $40,604 and $59,685 at March 31, 2008 and 2009, respectively. The interest rates ranged from 6.84% to 14.07% in fiscal 2008 and 5.35% to 11.00% in fiscal 2009. The weighted average interest rate on the borrowings outstanding at March 31, 2008 and 2009 was 7.66% and 6.35%, respectively.

Of the amounts available under the short-term credit facilities above, the amounts guaranteed personally by the directors of the Company, Mr. Fei Dong Ping (“Mr. Fei”) and Mr. Zhang Kuo (“Mr. Zhang”), amounted to $5,699 and nil at March 31, 2008 and 2009, respectively. The amounts guaranteed by the related parties of the Company amounted to $37,754 and $40,960 at March 31, 2008 and 2009, respectively. The amounts of borrowings utilized from the short-term credit facilities guaranteed by Mr. Fei and Mr. Zhang, amounted to $2,849 and nil at March 31, 2008 and 2009, respectively and by the related parties of the Company amounted to $37,755 and $40,960 at March 31, 2008 and 2009, respectively.

The notes payable are used in purchases from the vendors. The duration of the notes payable is short term and generally within six months. The notes payable bear interest, charged by the relevant banks in the form of a discount at the time of issuance, and are also subject to service charges. The weighted average interest rate charged through the discounts was 4.7% and 7.0% for the fiscal years 2008 and 2009, respectively. The Group is also required to deposit 10% to 30% of the note payable amount to the bank deposit account in order to obtain a note payable. As at March 31, 2008 and 2009, the total facilities of these notes payable were approximately, $22,083 and $23,513, respectively, and the amounts utilized were approximately $16,384 and $23,513, respectively. Total facilities for the notes payable guaranteed by the related parties of the Company amounted to approximately $14,247 and $8,777 at March 31, 2008 and 2009, respectively, and the amount utilized was approximately $5,699 and $8,777 at March 31, 2008 and 2009, respectively.

PYPO DIGITAL COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in USD thousands, except share, per share data or stated otherwise)

15. Borrowings  – (continued)

As at March 31, 2009, the Group’s inventories and buildings with carrying amount of $4,179 and $9,271 respectively, were pledged as securities for certain short term credit facilities and notes payable.

(ii) Term loan

On January 30, 2009, Pypo HK entered into a term facility agreement with the Netherlands Development Finance Company (“FMO”), pursuant to which FMO agreed to provide a term loan facility to Pypo HK in the aggregate amount of up to EUR15 million (the “Facility”). Pypo HK shall repay the loans in three equal annual installments of EUR5 million, commencing August 15, 2014. The loans are guaranteed by the Company and secured by a first priority security pledge on the shares the Company holds in Pypo HK, and the equity interest of Pypo HK holds in Pypo Beijing. On February 17, 2009, Pypo HK drew down the full EUR15 million from the Facility. Amounts outstanding under the Facility will initially bear interest at a rate equal to the 6 month Euro interbank offered rate (“EURIBOR”) plus 300 basis points. At maturity, Pypo HK will pay an additional amount equal to the aggregate interest Pypo HK would have paid if interest on the Facility had been fixed at 11% per annum during the term of the Facility (less the total amount of interest previously paid). Overdue amounts shall bear interest at a rate that is 12% higher than the rate otherwise due on the Facility. Pypo HK is required to make semi-annual interest payments under the Facility. The amount outstanding of this facility is $19,772 as at March 31, 2009, such amount is included as part of short-term borrowings on the balance sheet.

Notwithstanding the foregoing, if any of the Company’s subsidiaries and VIE subsidiary or itself undertakes a fully underwritten IPO, reverse takeover or merger on an internationally recognized stock exchange (a “Qualified IPO”), interest on the Facility will accrue at a rate equal to the 6 month EURIBOR rate plus 100 basis points. Pypo HK shall also pay FMO an additional premium representing the internal rate of return of 20% on the full amount of the Facility, or EUR 15 million, until the later of (i) date of the Qualified IPO and (ii) the date that is twelve months following the date on which Pypo HK draws down on the Facility. Pypo HK may pay 50% of this premium in shares of the listed entity in certain circumstances, depending on the exchange where the listing takes place.

The Facility includes covenants that, among other things, restrict Pypo HK, Pypo Beijing and their subsidiaries with respect to debt incurrence, liens, dividends, affiliate transactions, joint ventures, mergers, changes of auditors, asset sales and acquisitions. The Facility also includes certain financial covenants that, among other things, require Pypo HK to maintain minimum EBITDA and adjusted net income thresholds and margins, solvency ratios, leverage ratios and current ratios.

Based on the financial position and results of Pypo HK as of and for the year ended March 31, 2009, Pypo HK breached the financial covenants for maintaining the minimum EBITDA, adjusted net income thresholds and margins, solvency ratios, leverage ratios and current ratios. On discovery of the breach, the directors of the Company informed the lender and commenced a renegotiation of the terms of the loan with the relevant banker. As at March 31, 2009, those negotiations had not been concluded. Since the lender has not agreed to waive its right to demand immediate payment as at the balance sheet date, the term loan has been classified as short-term borrowings as of March 31, 2009. Up to the date of the issue of the consolidated financial statements, the negotiations are still in progress. The directors of the Company are confident that their negotiations with the lender will ultimately reach a successful conclusion. In any event, should the lender calls for immediate repayment of the loan, the directors of the Company believe that adequate alternative sources of finance are available to ensure that there is no threat to the continuing operations of the Group.

PYPO DIGITAL COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in USD thousands, except share, per share data or stated otherwise)

16. Other payables and accruals

	As at March 31,
	2008	2009
Salaries and welfares accrual	2,600	1,442
Business tax and other taxes payable	62	2,163
Success fee payable for the private placement (Note i)	2,500	—
Payables to entities owned by noncontrolling interest of subsidiaries (Note ii)	—	12,591
Rental payables	—	1,284
Others	935	3,131
	6,097	20,611

Note:

(i)	The success fee was payable to a financial advisor of the Company for arranging the private placement with ARCH Digital. The total success fee was $4,500, of which $2,500 had not been paid as of March 31, 2008.
(ii)	Except for a loan from a noncontrolling interest of a subsidiary amounted to $7,367 as at March 31, 2009 which is interest bearing at the borrowing rate of People’s Bank of China with similar maturity, the remaining balances are unsecured, interest free and have no fixed repayment term.

17. Capital structure

The Company’s authorized capital is $100,000, divided into 1,000,000,000 ordinary shares of par value $0.0001 each.

On October 3, 2007, the Company issued 1,000 ordinary shares at par value of $0.0001 each upon incorporation.

On November 14, 2007, in connection with the Reorganization, the Company issued 91,349,500 ordinary shares at par value of $0.0001 each to China Bright and Style Technology, (total of 182,699,000 shares issued).

On November 16, 2007, the Company issued 90,000,000 redeemable ordinary shares at par value of $0.0001 each to ARCH Digital. Pursuant to the Equity Subscription Agreement, ARCH Digital may at its sole discretion, choose but is not obligated to, terminate the purchase and request redemption of all the purchased shares if certain performance targets are not met. Upon such redemption request by ARCH Digital, the Company, Pypo Beijing and the Company’s shareholders shall have the joint and several obligation to promptly redeem the purchased shares from ARCH Digital, and as consideration thereof, to pay $90,000 to ARCH Digital within 60 days of the redemption request, in such manner (including form of payment) as satisfactory to ARCH Digital. Accordingly, these redeemable ordinary shares are classified as mezzanine equity. In June 2008, ARCH Digital waived this redemption right under the Equity Subscription Agreement and thereafter such amount was re-classified from mezzanine equity to ordinary shares ($9) and additional paid in capital ($85,108).

Upon the Reorganization, paid in capital of the Group’s subsidiaries and VIE recognized as group equity was transferred to represent the Group’s additional paid-in capital.

18. Retained earnings, reserves and restricted net assets

The Company’s retained earnings are not restricted as to the payment of dividends except to the extent dictated by prudent business practices. There are no material restrictions, including foreign exchange controls, on the ability of its non-PRC subsidiaries to transfer surplus funds to the Company in the form of cash dividends, loans, advances or purchase. With respect to the Company’s PRC subsidiaries, there are restrictions on the payment of dividends and the removal of dividends from the PRC. On March 16, 2007, the PRC promulgated the New Tax Law by Order No. 63 of the President of the PRC (refer to Note 6 for further details of the New Tax Law).

PYPO DIGITAL COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in USD thousands, except share, per share data or stated otherwise)

18. Retained earnings, reserves and restricted net assets  – (continued)

The New Tax Law becomes effective from January 1, 2008. Prior to the enactment of the New Tax Law, when dividends are paid by the Company’s PRC subsidiaries, such dividends would reduce the amount of reinvested profits and accordingly, the refund of taxes paid might be reduced to the extent of tax applicable to profits not reinvested. Subsequent to the enactment of the New Tax Law, due to the removal of tax benefit related to reinvestment of capital in PRC subsidiaries, the Company may consider not reinvesting the profits made by the PRC subsidiaries. Payment of dividends by PRC subsidiaries to foreign investors on profits earned subsequent to January 1, 2008 will also be subject to withholding tax under the New Tax Law. In addition, pursuant to the relevant PRC regulations, a certain portion of the profits made by these subsidiaries must be set aside for future capital investment and are not distributable, and the registered capital of the Company’s PRC subsidiaries are also restricted. These reserves and registered capital of the PRC subsidiaries amounted to $125,186 and $181,775 as of March 31, 2008 and 2009 respectively. However, the Company believes that such restrictions will not have a material effect on the Group’s liquidity or cash flows.

The Group’s subsidiaries and VIE subsidiary incorporated in the PRC are required on an annual basis to make appropriations of retained earnings set at certain percentage of profit after-tax reported in their statutory financial statements prepared in accordance with the relevant accounting principles and financial regulations applicable to companies established in the PRC (the “PRC statutory financial statements”), and regulations to statutory reserve fund and statutory welfare fund. The statutory reserve fund can be used to increase the registered capital and eliminate future losses of the companies; it cannot be distributed to shareholders except in the event of a solvent liquidation of the companies. The statutory welfare fund can only be used for the collective benefits and facilities of the employees.

The statutory welfare fund contribution percentage is subject to the discretion of the Company’s Broad of Directors. Pypo Beijing, as a wholly foreign owned enterprises incorporated in the PRC, is required to make appropriation of retained earnings equal to at least 10% of the PRC GAAP after-tax profit to the statutory reserve fund. Once the level of these funds reaches 50% of the registered capital of the respective companies, further appropriations are discretionary.

During the year ended March 31, 2007, 2008 and 2009, the Group made total appropriations to these statutory reserves of approximately $43, $2,859, and $2,179, respectively. The balance of statutory reserve was $9,378 and $11,557 as at March 31, 2008 and 2009, respectively.

Taking into account the registered capital and statutory reserve, the amount of restricted net assets of the Company’s subsidiaries were $125,186 and $181,775 as of March 31, 2008 and 2009, respectively.

	As at March 31,
	2008	2009
Registered capital of Pypo Beijing and its subsidiaries	115,808	170,218
Statutory reserves	9,378	11,557
Total	125,186	181,775

Under the relevant PRC regulations, all registered capitals of an FIE, regardless of its origins, is subject to the same restrictions on distribution to the FIE’s investors. Therefore, a part of the net proceeds raised from the Company’s issuance of redeemable ordinary shares, which were invested by the Company into Pypo Beijing as an addition to Pypo Beijing’s registered capital, are included in the computation of restricted net assets.

19. Dividends

On April 5, 2006, the Board of Directors of Pypo Beijing approved a dividend of $12,677 (in equivalent to RMB 100 million) or $0.07 per share payable to Beijing Hengze Dongfang Investment Consulting Company Limited, a 90% shareholder of Pypo Beijing at the date of dividend declaration (the holder of the remaining 10%

PYPO DIGITAL COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in USD thousands, except share, per share data or stated otherwise)

19. Dividends  – (continued)

of Pypo Beijing at that time waived its right to its dividend). The dividend was related to Pypo Beijing’s calendar year 2005, and was paid during the year ended March 31, 2008.

In September 2008, the Board of Directors of the Company approved a dividend of $17,647 (equivalent to RMB120 million) or $0.06 per share, payable to all the Company’s shareholders. The dividend was related to Company’s calendar year 2006.

20. Related party transactions

Other than the Reorganization as described in Note 1, the Company has the following transactions and balances with its related parties.

(i) Related party transactions

	Relationship with the Company	Transaction nature	For the years ended March 31,
Name of related parties			2007	2008	2009
	(Note 1)	(Note 2)
Beijing Zhiyang East Investment Consulting Co., Ltd.	a	i, iii	(1,526)	1,621	—
Beijing Dingtai Jiye Investment Co., Ltd.	a	i, iii	—	135	(146)
Beijing East Chuangzhi Technology Development Co., Ltd.	a	i, iii	3,816	—	—
Mr. Zhou Heng Yang	b	ii, iii	—	(7)	—
Beijing Shidai Tiancheng Technology Development Co., Ltd.	c	i, iii	(1,079)	805	4
Capital Ally Investments Limited (“Capital Ally”)	d	i	—	(20,000)	(4,014)
ARCH Digital	d	i	—	20,000	—
Shanghai Zhengda Jingcheng Development Co., Ltd. (“Shanghai Zhengda”)	e	i	—	(21,371)	—
GM Investment Company Limited	b	i	—	—	300
Note 1:	a) an entity controlled by the Company’s ultimate shareholders

b) ultimate shareholder of the Company

c) shareholder of an affiliated company

d) immediate shareholder of the Company

e) a subsidiary of ARCH Digital

Note 2:	i) advance from / (to) during the year

ii) staff advance (made) / repaid during the year

iii) temporary advances which are unsecured, interest free and fully settled during the year

PYPO DIGITAL COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in USD thousands, except share, per share data or stated otherwise)

20. Related party transactions  – (continued)

(ii) Related party balances

	As at March 31,
	2008	2009
Due from:
Beijing Shidai Tiancheng Technology Development Co., Ltd. (Note a)	360	366
Capital Ally Investments Limited (Note b)	20,000	20,000
Shanghai Zhengda Jingcheng Development Co., Ltd. (Note b)	21,371	21,942
	41,731	42,308
Due to:
ARCH Digital (Note b)	(20,000)	(20,000)
GM Investment Company Limited (Note c)	—	(300)
Beijing Dingtai Jiye Investment Consulting Co., Ltd. (Note a)	(143)	—
	(20,143)	(20,300)

Note:

a)	The outstanding balance was unsecured, non-interesting bearing and repayable on demand. The entity is controlled by the ultimate shareholders of the Company.
b)	In March 2008, the Company loaned $20.0 million to Capital Ally Investments Limited, or Capital Ally, a shareholder with 67% equity interest in the Company, to meet Capital Ally’s short-term working capital requirements. The interest-free loan originally was to mature on December, 31, 2008. As security for performance of its obligations under the $20.0 million loan, Capital Ally pledged all of its rights and interests in its 182,700,000 the ordinary shares of the Company in favor of the Company on March 10, 2008. Pursuant to the pledge agreement, Capital Ally agreed not to sell, transfer, encumber or dispose of the pledged shares. The pledge agreement terminates upon the earlier of the discharge of all obligations of Capital Ally under the loan agreement with the Company and the consummation of the business combination. In connection with the loan agreement, in March 2008, the Company and ARCH Digital entered into a fund transfer agreement. Pursuant to this agreement, Pypo Beijing, a subsidiary of the Company, made cash advances of RMB 150 million ($21.4 million at March 31, 2008 and $21.9 million as of March 31, 2009) to Shanghai Zhengda Jingcheng Development Co., Ltd., or Shanghai Zhengda, a company controlled by ARCH Digital. In consideration for the transfer by Pypo Beijing of RMB 150 million to Shanghai Zhengda, ARCH Digital concurrently transferred $20.0 million to the Company. The purpose of the agreement was to enable ARCH Digital to provide funding to its portfolio company, Shanghai Zhengda, to meet short-term working capital needs in light of regulatory restrictions applicable to foreign owned and controlled entities in the PRC. The advances made pursuant to the fund transfer agreement are unsecured, interest-free obligations and are payable on demand. (See Note 14).

On November 10, 2008, Capital Ally and the Company entered into the supplemental loan agreement and extended the maturity date of the loan to June 30, 2009. On the same date, ARCH Digital and the Company entered into a supplemental Funds Transfer Agreement in connection with the transfer by Pypo Beijing of RMB 150 million to Shanghai Zhengda, ARCH Digital concurrently transferred $20.0 million to the Company, which will repay the $20.0 million to ARCH Digital on or prior to June 30, 2009. In addition, the Company released Capital Ally’s pledge of its ordinary shares of the Company and the Company secured replacement collateral for the loan by entering into pledge agreements with Style Technology and GM Investment, each of whom are 50% holders of the equity interest in Capital Ally. Pursuant to these replacement pledge agreements, Style Technology and GM Investment pledged all of their respective rights and interests in the ordinary shares of Capital Ally as collateral in favor of the Company, and agreed not to sell, transfer, encumber or dispose of these pledged shares until the discharge of Capital Ally’s obligations under the loan agreement.

On June 9, 2009, the Company and Capital Ally extended the maturity date of the short-term working capital loan from Capital Ally from June 30, 2009 to September 30, 2009 in order to accommodate Capital Ally’s

PYPO DIGITAL COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in USD thousands, except share, per share data or stated otherwise)

20. Related party transactions  – (continued)

continuing working capital needs. Concurrently, the Company and ARCH Digital also extended the maturity date of the fund transfer advance to September 30, 2009.

The concurrent extension of the maturity date of the fund transfer advance allows the Company to utilize the $20.0 million to be received from Capital Ally as repayment under the short-term working capital loan to repay the $20.0 million the Company owes ARCH Digital under the funds transfer agreement.

c)	Amount represents interest payable to GM Investment Company Limited on behalf of Capital Ally. Amount is repayable in November 2010.

(iii) During the year ended March 31, 2009, the Company made advances of $4,014 to Capital Ally. These advances are unsecured, interest-free and are repayable on demand. Such advance was classified as a receivable within equity.

(iv) Guarantees of borrowings

As discussed in Note 15, certain short-term borrowings and notes payable are guaranteed by Mr. Fei and Mr. Zhang, and by related parties of the Company, respectively.

21. Amounts due from (to) affiliated companies

In February 2009, Pypo Beijing made cash advances of approximately $26,770 to Pypo Times, to meet Pypo Times’s capital needs. Mr. Kuo Zhang, a director of the Company and Pypo Beijing’s current chairman of the board, and Beijing Ruizhi Jiye Investment Co., Ltd., which is beneficially owned by Mr. Zhang, guaranteed the repayment of these cash advances, which Pypo Times will repay prior to February 2010. These cash advances are interest free obligations. From January to March 2009, Pypo Beijing made additional cash advances of $1,176 to Pypo Times, to meet Pypo Times’s working capital needs. These cash advances of $1,176 are unsecured, interest-free obligations and are payable on demand. As of March 31, 2009, the total outstanding balance of these cash advances from Pypo Beijing to Pypo Times was approximately $27,946. As at March 31, 2008, balance represented cash advances to Pypo Times of $125. Amount was unsecured, non-interest bearing and repayable on demand.

As of March 31, 2009, the total outstanding balance of cash advances from Beijing Yipai-top was approximately $790. The amount was unsecured, non-interest bearing and repayable on demand.

22. Commitments and contingencies

Operating lease agreements

The Group has entered into leasing arrangements relating to office premises that are classified as operating leases. Future minimum lease payments for non-cancellable operating leases as of March 31, 2009 are as follows:

Total
2010	9,992
2011	9,958
2012	7,795
2013	6,180
2014	4,719
Thereafter	6,571
45,215

Total rental expenses were approximately $1,112, $652 and $7,897 during the years ended March 31, 2007, 2008 and 2009, respectively, and were charged to the consolidated income statements when incurred.

There were no material capital commitments as at March 31, 2009.

PYPO DIGITAL COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in USD thousands, except share, per share data or stated otherwise)

23. Segment Information

During the year, as a result of the acquisition of six retail sales groups, the Group has changed its reportable segment based on the types of customers receiving its products: “distribution business” and “retail business”. The “distribution business” is comprised of the Group’s wholesale distribution of mobile phones, notebooks and other peripherals to retail resellers (including those owned by the Group) of these products. The “retail business” is comprised of the Group’s interests in companies that operate retail stores that sell mobile phones, notebooks and other peripherals, and provide after-sales services. Each reporting segment derives its revenue from the sales to different types of customers, which is the responsibility of a member of the senior management of the Group who has knowledge of the business specific operational risks and opportunities. The Group’s chief operating decision maker (“CODM”) have been identified as the President and Chief Executive Officer, who reviews operating results by customer groups to allocate resources and assess performance of the Group.

Prior to fiscal 2009, the Group has two reportable segments based on its major product groups: “Mobile phones” and “Notebooks and peripherals”. With the change of composition of reportable segments, the year ended December, 2007 and 2008 comparative numbers are restated accordingly to conform to the year ended December 31, 2009 composition of its reportable segments. The change in composition of reportable segments did not have any impact on either the financial results or financial position of the Company in prior periods.

The financial information provided for the segments are based on internal management reports. The principal measurement differences between this financial information and the consolidated financial statements are the accrual basis recording, for the consolidated financial purposes, of sales rebates, price protection provisions and returns. The Group does not allocate operating expenses to individual reporting segments when making decisions about resources to be allocated to the segment and assessing its performance.

The financial information as reviewed by the Group’s CODM are as follows:

	Distribution business			Retail business			Consolidated
	For the years ended March 31			For the years ended March 31			For the years ended March 31
Business segment	2007	2008	2009	2007	2008	2009	2007	2008	2009
Net revenues	298,398	373,364	413,393	—	—	163,491	298,398	373,364	576,884
Cost of revenues	(250,184)	(325,452)	(379,300)	—	—	(141,292)	(250,184)	(325,452)	(520,592)
	48,214	47,912	34,093	—	—	22,199	48,214	47,912	56,292

PYPO DIGITAL COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in USD thousands, except share, per share data or stated otherwise)

23. Segment Information  – (continued)

A reconciliation of the amounts presented for reportable segments to the consolidated totals is as follows:

	Distribution business			Retail business			Consolidated
	For the years ended March 31			For the years ended March 31			For the years ended March 31
Business segment	2007	2008	2009	2007	2008	2009	2007	2008	2009
Revenue from external customers	298,398	373,364	407,758	—	—	163,491	298,398	373,364	571,249
Inter-segment revenue	—	—	5,635	—	—	—	—	—	5,635
Total revenues per segment revenue	298,398	373,364	413,393	—	—	163,491	298,398	373,364	576,884
Reconciliation adjustments:
Provision of sales rebates and price protection (c)	(2,267)	3,377	(303)	—	—	—	(2,267)	3,377	(303)
Adjustment for sales return (d)	(1,933)	(1,670)	(699)	—	—	—	(1,933)	(1,670)	(699)
Reclassification of reimbursement and rebates from Samsung (f)	—	3,197	404	—	—	—	—	3,197	404
Inter-segment revenue (h)	—	—	(5,635)	—	—	—	—	—	(5,635)
Total consolidated net revenues, as reported	294,198	378,268	407,160	—	—	163,491	294,198	378,268	570,651
Total cost of revenues per segment cost of revenues	(250,184)	(325,452)	(379,300)	—	—	(141,292)	(250,184)	(325,452)	(520,592)
Reconciliation adjustments:
Unrealized (profit) / loss (a)	(608)	(648)	13	—	—	—	(608)	(648)	13
Adjustment for inventory write down (b)	2,473	(425)	(100)	—	—	—	2,473	(425)	(100)
Adjustment for sales returns (d)	1,474	1,623	3,471	—	—	—	1,474	1,623	3,471
Adjustment for VAT (e)	(305)	(462)	(256)	—	—	—	(305)	(462)	(256)
Reclassification of reimbursement and rebates from Samsung (f)	715	7,647	13,301	—	—	—	715	7,647	13,301
Adjustment for business tax (g)	(927)	985	(2,016)	—	—	—	(927)	985	(2,016)
Inter-segment revenue (h)	—	—	—	—	—	5,635	—	—	5,635
Total consolidated cost of revenues, as reported	(247,362)	(316,732)	(364,887)			(135,657)	(247,362)	(316,732)	(500,544)
Gross profit before reconciliation:	48,214	47,912	34,093			22,199	48,214	47,912	56,292
Reconciliation adjustments:
Unrealized (profit) / loss (a)	(608)	(648)	13	—	—	—	(608)	(648)	13
Adjustment for inventory write down (b)	2,473	(425)	(100)	—	—	—	2,473	(425)	(100)
Provision of sales rebates and price protection (c)	(2,267)	3,377	(303)	—	—	—	(2,267)	3,377	(303)
Adjustment for sales returns (d)	(459)	(47)	2,772	—	—	—	(459)	(47)	2,772
Adjustment for VAT (e)	(305)	(462)	(256)	—	—	—	(305)	(462)	(256)
Reclassification of reimbursements and rebates from Samsung (f)	715	10,844	13,705	—	—	—	715	10,844	13,705
Adjustment for business tax (g)	(927)	985	(2,016)	—	—	—	(927)	985	(2,016)

PYPO DIGITAL COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in USD thousands, except share, per share data or stated otherwise)

23. Segment Information  – (continued)

	Distribution business			Retail business			Consolidated
	For the years ended March 31			For the years ended March 31			For the years ended March 31
Business segment	2007	2008	2009	2007	2008	2009	2007	2008	2009
Inter-segment revenue (h)	—	—	(5,635)	—	—	5,635	—	—	—
Total consolidated gross profit, as reported	46,836	61,536	42,273	—	—	27,834	46,836	61,536	70,107
Other operating income							101	160	920
Selling and distribution expenses							(16,972)	(15,633)	(24,195)
General and administrative expenses							(10,160)	(8,856)	(13,879)
Impairment loss on goodwill							—	—	(71)
Income from operations							19,805	37,207	32,882
Others, net							(48)	(674)	1,254
Interest income							520	720	546
Interest expenses							(3,776)	(3,604)	(5,303)
Income before income tax, and equity in (loss) / income of affiliated companies							16,501	33,649	29,379
Income tax expenses							(2,139)	(3,452)	(7,641)
Equity in (loss) / income of affiliated companies							—	(13)	16
Net income							14,362	30,184	21,754
Less: Net loss (income) attributable to the non controlling interest							—	60	(1,611)
Net income attributable to the Company							14,362	30,244	20,143
Capital expenditure	(6,364)	(242)	(566)	—	—	(525)	(6,364)	(242)	(1,091)
Depreciation	(338)	(485)	(550)	—	—	(362)	(338)	(485)	(912)
Allowance for doubtful accounts	(386)	(100)	(273)	—	—	—	(386)	(100)	(273)
Write down for obsolete inventories	—	(450)	(100)	—	—	—	—	(450)	(100)
Amortization of intangible assets	—	—	—	—	—	(259)	—	—	(259)

PYPO DIGITAL COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in USD thousands, except share, per share data or stated otherwise)

23. Segment Information  – (continued)

	Distribution business		Retail business		Consolidated
	As of March 31,		As of March 31,		As of March 31,
	2008	2009	2008	2009	2008	2009
Segment assets	258,061	228,093	—	136,369	258,061	364,462
Investment in affiliated companies	343	1,479	—	—	343	1,479
Total assets	258,404	229,572	—	136,369	258,404	365,941
Segment liabilities	105,106	160,115	—	36,812	105,106	196,927

Note (a) — To recognize the unrealized (profit) / loss on intergroup sales

Note (b) — To adjust for inventory write down.

Note (c) — To recognize the provision of sales rebates and price protection on an accrual basis.

Note (d) — To recognize the sales returns on an accrual basis.

Note (e) — To adjust for the provision of VAT.

Note (f) — To reclassify reimbursements and rebates from Samsung.

Note (g) — To adjust for provision of business tax.

Note (h) — To eliminate intersegment sales and purchases

The Group mainly operates in the PRC and in 2007, 2008 and 2009, no single country other than the PRC accounted for 10% or more of the Company’s consolidated net revenues. In addition, all the identifiable assets of the Group are located in the PRC. As the Group primarily generates its revenues from customers in the PRC, no geographical segments are presented.

There is no individual customer accounted for more than 10% of net revenues for the years ended March 31, 2007, 2008 and 2009, respectively.

24. Subsequent events

On June 26, 2009, the shareholders of Middle Kingdom Alliance Corp., a Company which is currently listed on the OTC Bulletin Board, approved the business combination with the Company. The business combination is expected to close in early July 2009.

PYPO DIGITAL COMPANY LIMITED

SCHEDULE I — CONDENSED FINANCIAL INFORMATION

STATEMENTS OF INCOME

(Expressed in USD thousands, except for share and per share data)

	For the years ended March 31,
	2007	2008	2009
General and administrative expenses	—	(12)	(1,687)
Loss from operations	—	(12)	(1,687)
Interest income	—	176	55
Equity in earnings of subsidiaries and variable interest entity	14,362	30,080	21,775
Net income	14,362	30,244	20,143

PYPO DIGITAL COMPANY LIMITED

SCHEDULE I — CONDENSED FINANCIAL INFORMATION

BALANCE SHEETS

(Expressed in USD thousands, except for share and per share data)

	As of March 31,
	2008	2009
ASSETS
Current assets:
Cash and cash equivalents	6,388	1,869
Amount due from a subsidiary	81,414	79,293
Amount due from a related party	20,000	20,000
Other receivable	3	1,173
Total current assets	107,805	102,335
Non-current asset:
Investment in subsidiaries and variable interest entity	67,350	73,104
Total assets	175,155	175,439
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Other payables and accruals	2,506	878
Amount due to a related party	20,000	20,000
Total liabilities	22,506	20,878
Mezzanine Equity
Redeemable ordinary shares ($0.0001 par value, 90,000,000 issued and outstanding as of March 31, 2008)	85,117	—
Commitments and contingencies
Shareholders’ equity:
Ordinary shares ($0.0001 par value, 1,000,000,000 shares authorized, 182,700,000 and 272,700,000 issued and outstanding as of March 31, 2008 and 2009, respectively)	18	27
Additional paid-in capital	12,082	97,190
Accumulated other comprehensive income	10,704	14,134
Retained earnings	44,728	43,210
Total shareholders’ equity	67,532	154,561
Total liabilities and shareholders’ equity	175,155	175,439

PYPO DIGITAL COMPANY LIMITED

SCHEDULE I — CONDENSED FINANCIAL INFORMATION

STATEMENTS OF SHAREHOLDERS’ EQUITY AND COMPREHENSIVE INCOME

(Expressed in USD thousands, except for share and per share data)

	Ordinary shares		Additional paid-in capital	Accumulated other comprehensive income	Retained earnings	Total shareholders’ equity	Comprehensive income
	Number of shares	Amount
Balance as of April 1, 2006	1,000	—	12,082	719	12,799	25,600
Net income	—	—	—	—	14,362	14,362	14,362
Foreign currency translation adjustments	—	—	—	991	—	991	991
Dividends declared	—	—	—	—	(12,677)	(12,677)	—
Balance as of March 31, 2007	1,000	—	12,082	1,710	14,484	28,276	15,353
Net income	—	—	—	—	30,244	30,244	30,244
Foreign currency translation adjustments	—	—	—	8,994	—	8,994	8,994
Issuance of shares to ordinary shareholders	182,699,000	18	—	—	—	18	—
Balance as of March 31, 2008	182,700,000	18	12,082	10,704	44,728	67,532	39,238
Net income	—	—	—	—	20,143	20,143	20,143
Foreign currency translation adjustments	—	—	—	3,430	—	3,430	3,430
Waiver of redemption rights	90,000,000	9	85,108	—	—	85,117	—
Advance to a shareholder	—	—	—	—	(4,014)	(4,014)	—
Dividends declared	—	—	—	—	(17,647)	(17,647)	—
Balance as of March 31, 2009	272,700,000	27	97,190	14,134	43,210	154,561	23,573

PYPO DIGITAL COMPANY LIMITED

SCHEDULE I — CONDENSED FINANCIAL INFORMATION

STATEMENTS OF CASH FLOWS
(Expressed in USD thousands)

	For the years ended March 31,
	2007	2008	2009
Cash flows from operating activities:
Net income	14,362	30,244	20,143
Adjustments to reconcile net income to net cash used in operating activities:
Equity in earnings of subsidiaries and variable interest entity	(14,362)	(30,080)	(21,775)
Dividend received from a subsidiary	—	—	17,647
Changes in operating assets and liabilities:
Other assets and receivable	—	(3)	(1,170)
Other payables and accruals	—	6	(1,628)
Net cash provided by operating activities	—	167	13,217
Cash flow from investing activities:
Advances to subsidiaries	—	(81,414)	2,121
Investment in an affiliated company	—	(20,000)	—
Cash (used in) / provided by investing activities	—	(101,414)	2,121
Cash flow from financing activities:
Proceeds from issuance of ordinary shares	—	18	—
Proceeds from issuance of redeemable ordinary shares, net of issuance costs	—	87,617	—
Amount due to a related party	—	20,000	—
Advance to a shareholder	—	—	(2,210)
Dividend to ordinary shareholders	—	—	(17,647)
Net cash provided by / (used in) financing activities	—	107,635	(19,857)
Net increase / (decrease) in cash and cash equivalents	—	6,388	(4,519)
Cash and cash equivalents:
At beginning of year	—	—	6,388
At end of year	—	6,388	1,869

PYPO DIGITAL COMPANY LIMITED

NOTE TO SCHEDULE I
(Expressed in USD thousands, except share, per share data or stated otherwise)

Schedule I has been provided pursuant to the requirement of Rule 12-04(a) and 4-08(e)(3) of Regulation S-X, which require condensed financial information as to financial position, changes in financial position and results of operations of a parent company as of the same dates and for the same periods for which audited consolidat e d financial statements have been presented when the restricted net assets of the consolidated and unconsolidated subsidiaries together exceed 25 percent of consolidated net assets as of end of the most recently completed fiscal year. As of March 31, 200 8 and 2009, $125,186 and $181,775 of the restricted capital and reserves are not available for distribution, and as such, the condensed financial information of the Company has been presented for the years ended March 31, 2007, 2008 and 2009.

During the years ended March 31, 2007, 2008 and 2009, a cash dividend of $12,677, nil and $17,647, respectively, was declared and paid by a subsidiary of the Company.

Basis of preparation

The condensed financial information of the Company has been prepared using th e same accounting policies as set out in the Company’s consolidated financial statements, except that the Company has used the equity method to account for its investment in its subsidiaries and its variable interest entity. The condensed financial infor m ation of the Company has been prepared for the period starting from April 1, 2006 as if the Company existed as of the earliest period presented.

PYPO DIGITAL COMPANY LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(Expressed in USD thousands, except for share and per share data)

		For the three months ended June 30,
	Notes	2008	2009
Net revenues		112,909	197,730
Cost of revenues		(97,193)	(173,323)
Gross profit		15,716	24,407
Other income		—	716
Selling and distribution expenses		(6,514)	(10,102)
General and administrative expenses		(3,065)	(3,818)
Impairment loss on goodwill		(71)	—
Income from operations		6,066	11,203
Others, net		57	(887)
Interest income		107	31
Interest expense		(1,520)	(1,960)
Income before income tax, equity in income of affiliated companies and non controlling interest		4,710	8,387
Income tax expense		(681)	(2,870)
Equity in income of affiliated companies	7	36	3
Net income		4,065	5,520
Less: Net income attributable to the noncontrolling interest		(75)	(1,417)
Net income attributable to the Company		3,990	4,103
Net income per share:
— Basic	5	0.01	0.02
Weighted average number of shares used in calculating net income per share:
— Basic	5	272,700,000	272,700,000

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

PYPO DIGITAL COMPANY LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(Expressed in USD thousands, except for share and per share data)

	Notes	March 31, 2009	June 30, 2009
	(note 1)
ASSETS
Current assets:
Cash and cash equivalents		33,468	32,955
Restricted bank deposits		11,504	59,719
Accounts receivable (less allowance for doubtful accounts of $735 and $699 for March 31, 2009 and June 30, 2009, respectively)		72,802	71,385
Inventories		54,701	64,656
Notes receivable		2,982	1,869
Value added tax receivable		2,857	5,092
Amounts due from related parties	11(ii)	42,308	42,322
Amount due from an affiliated company	12	27,946	26,914
Receivable from a vendor		21,355	18,685
Other receivable	6	44,180	45,722
Prepayment and other assets		8,314	12,865
Deferred tax assets		4,866	4,386
Total current assets		327,283	386,570
Non-current assets:
Investments in affiliated companies	7	1,479	360
Property and equipment, net	8	15,694	15,507
Intangible assets	2(a)	19,188	19,074
Goodwill		1,977	1,977
Other assets		320	310
Total non-current assets		38,658	37,228
Total assets		365,941	423,798
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable		28,290	41,908
Notes payable		23,513	67,183
Provision for rebates and price protections		9,048	7,422
Advance payments from customers		4,827	11,920
Other payables and accruals	9	20,611	18,707
Income taxes payable		8,086	3,737
Amounts due to related parties	11(ii)	20,300	20,300
Amount due to an affiliated company	12	790	—
Short-term borrowings		79,457	75,675
Total current liabilities		194,922	246,852
Non-current liabilities:
Deferred tax liabilities		2,005	2,302
Total liabilities		196,927	249,154
Shareholders’ equity:
Ordinary shares ($0.0001 par value, 1,000,000,000 shares authorized, 272,700,000 issued and outstanding as of March 31, 2009 and June 30, 2009, respectively)		27	27
Additional paid-in capital		97,190	97,190
Accumulated other comprehensive income		14,134	14,236
Retained earnings		43,210	47,313
Total shareholders’ equity		154,561	158,766
Noncontrolling interest		14,453	15,878
Total equity		169,014	174,644
Total liabilities and shareholders’ equity		365,941	423,798

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

PYPO DIGITAL COMPANY LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

AND COMPREHENSIVE INCOME
(Expressed in USD thousands, except for share and per share data)

	Ordinary shares		Additional paid-in capital	Accumulated other comprehensive income	Retained earnings	Non-controlling interest	Total equity	Comprehensive income
	Number of shares	Amount
Balance as of April 1, 2008	182,700,000	18	12,082	10,704	44,728	649	68,181
Net income	—	—	—	—	3,990	75	4,065	4,065
Foreign currency translation adjustments	—	—	—	3,495	—	47	3,542	3,542
Acquisition of additional interest in a subsidiary	—	—	—	—	—	(650)	(650)
Acquisition of controlling interest in a subsidiary	—	—	—	—	—	3,362	3,362
Waiver of redemption rights	90,000,000	9	85,108	—	—	—	85,117
Balance as of June 30, 2008	272,700,000	27	97,190	14,199	48,718	3,483	163,617	7,607
Balance as of April 1, 2009	272,700,000	27	97,190	14,134	43,210	14,453	169,014
Net income	—	—	—	—	4,103	1,417	5,520	5,520
Foreign currency translation adjustments	—	—	—	102	—	8	110	110
Balance as of June 30, 2009	272,700,000	27	97,190	14,236	47,313	15,878	174,644	5,630

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

PYPO DIGITAL COMPANY LIMITED

UNAUDITED CONDENSESD CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in USD thousands)

	For the three months ended June 30,
	2008	2009
Cash flows from operating activities:
Net income	4,065	5,520
Adjustments to reconcile net income to net cash (used in)/provided by operating activities:
Depreciation of property and equipment	158	327
Amortization of intangible assets	17	125
Allowance for doubtful accounts	242	(36)
Provision for inventories	118	(268)
Loss on disposal of property and equipment	—	15
Impairment loss of goodwill	71	—
Equity in income of affiliated companies	(36)	(3)
Exchange loss	—	1,342
Changes in operating assets and liabilities:
Accounts receivable	(22,958)	1,496
Inventories	4,657	(9,655)
Notes receivable	8,427	1,115
Value added tax receivable	770	(2,233)
Receivable from a vendor	6,350	2,683
Other receivable	491	(394)
Prepayment and other assets	(2,025)	(4,537)
Accounts payable	(1,210)	13,601
Provision for rebates and price protections	(1,060)	(1,631)
Advance payments from customers	(3,541)	7,090
Other payables and accruals	(1,362)	(1,913)
Income taxes payable	(939)	(4,355)
Notes payables	1,895	43,656
Changes in deferred taxes	458	780
Net cash (used in) / provided by operating activities	(5,412)	52,725
Cash flow from investing activities:
Restricted bank deposits	(131)	(48,208)
Amount due from an affiliated company	(1,736)	1,048
Purchase of property and equipment	(65)	(214)
Proceed for disposal of property and equipment	—	68
Net cash paid for acquisition of equity interest of subsidiaries, net of cash acquired of $133	(2,214)	—
Amounts due from related parties	22	—
Short term investments	(6,528)	—
Deposits paid for acquisition of entities	(11,496)	—
Net cash used in investing activities	(22,148)	(47,306)
Cash flow from financing activities:
Proceeds from short-term borrowings	18,743	15,374
Repayment of short-term borrowings	(7,209)	(20,498)
Cash injection in subsidiaries by minority shareholders	1,352	—
Amounts due to an associate	—	(790)
Amounts due to related parties	(2,359)	—
Net cash provided by / (used in) financing activities	10,527	(5,914)
Net decrease in cash and cash equivalents	(17,033)	(495)
Cash and cash equivalents:
At beginning of period	62,556	33,468
Effect of foreign exchange rate change	1,395	(18)
At end of period	46,918	32,955
Supplemental disclosure of cash flow information
Cash paid during the period for:
Income tax expense	1,070	6,448
Interest paid	1,520	1,335

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

PYPO DIGITAL COMPANY LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in USD thousands, except share, per share data or stated otherwise)

1. Basis Of Preparation

Pypo Digital Company Limited (the “Company”) was incorporated under the laws of the Cayman Islands as a limited liability company on October 3, 2007. The Company and its subsidiaries and variable interest entity (collectively the “Group”), are principally engaged in the provision of wholesale distribution and retail sales of mobile phones, notebooks and other peripherals and the provision of after-sales services for mobile phones in the People’s Republic of China (“PRC”).

PRC regulations currently limit foreign ownership of companies that provide wholesale or retail services with more than 30 chain stores. To comply with these regulations, the Group conducts its activities in the retail chain store sector through its consolidated variable interest entity (“VIE” or “VIE subsidiary”), Beijing Leyu Century Telecommunication Equipment Chain Co., Ltd. (“Beijing Leyu”) (previously known as Beijing Feijie Investment Co., Ltd. (“Beijing Feijie”)), a company established in Beijing, the PRC on November 13, 2007.

In May 2008, Beijing Leyu completed an acquisition of 51% of equity interest in Hebei Guoxun Huifang Telecommunications Equipment Co., Ltd. (“Hebei Guoxun”) and its affiliated companies. In August 2008, Beijing Leyu completed acquisitions of 51% equity interest in each of Henan Xinya Telecommunications Equipment Co., Ltd (“Henan Xinya”) and Kunming Golden Broadway Technology Development Co., Ltd (“Kunming Golden Broadway”). In October 2008, Beijing Leyu completed acquisitions of 51% equity interest in Jiangsu Guanzhilin Mobile Phones Hypermarket Co., Ltd. (“Jiangsu Guanzhilin”) and 100% interest in Hunan Feon Telecommunications Technology Co., Ltd. (“Hunan Feon”). In December 2008, Beijing Leyu completed acquisitions of 51% equity interest in Inner Mongolia Chuangxin Zhongyu Shidai Mobile Phones Marketing & Management Co., Ltd. (“Inner Mongolia Zhongyu”) and 100% equity interest in the repair and maintenance business of Hebei Baibang Tech. Co. Ltd.. These newly acquired subsidiaries are in the retail and after-sales services businesses for mobile phones. See note 2(a) for information about the intangible assets recorded as the result of these acquisitions.

The total assets, liabilities, net assets, net revenues, operating costs and expenses and net income of Beijing Leyu and its subsidiaries and affiliated companies are as follows:

	March 31, 2009	June 30, 2009
Total assets (note)	143,101	154,424
Total liabilities	(125,866)	(134,140)
Net assets	17,235	20,284
Non controlling interest	(14,453)	(15,935)
	2,782	4,349

	As at and for the three months ended June 30,
	2008	2009
Net revenues	6,991	69,136
Operating costs and expenses	(6,983)	(66,155)
Net income	8	2,981
Less: Net income attributable to the non controlling interest	(82)	(1,416)
Net (loss)/income attributable to the Company	(74)	1,565
Note:	As at March 31, 2009 and June 30, 2009, restricted bank deposits with carrying amounts of nil and $898, inventories with carrying amounts of $878 and $878 and buildings with carrying amounts of $3,124 and $2,721 of Beijing Leyu were pledged as securities for certain short term credit facilities and notes payables.

PYPO DIGITAL COMPANY LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in USD thousands, except share, per share data or stated otherwise)

1. Basis Of Preparation  – (continued)

At March 31, 2009 and June 30, 2009, intercompany advances of $94,620 and $111,510 respectively have been made to by Beijing Pypo Techonology Group Company Limited and its subsidiaries to Beijing Leyu to finance the operations of Beijing Leyu and its subsidiaries. The advances are unsecured, interest-free and have no fixed repayment terms.

The accompanying unaudited condensed consolidated financial statements have been prepared by the Group without an audit, pursuant to accounting principles generally accepted in the United States of America (“US GAAP”), and the rules and regulations of the Securities and Exchange Commission (“SEC”). As permitted by the rules of the SEC governing interim financial statements, the accompanying unaudited condensed interim financial statements do not include all of the disclosures that would normally be required by the US GAAP. In the opinion of management, the unaudited condensed interim consolidated financial statements reflect all adjustments, consisting only of normal and recurring adjustments, necessary to present fairly the Group’s unaudited condensed consolidated financial position at June 30, 2009, the Group’s unaudited condensed consolidated statement of income and cash flows for the three months ended June 30, 2008 and 2009 and the Group’s unaudited condensed consolidated changes in shareholders’ equity for the three months ended June 30, 2008 and 2009. Interim period results are not necessarily indicative of results of operations or cash flows for a full-year period. The consolidated balance sheet data as of March 31, 2009 were derived from audited consolidated financial statements, but do not include all disclosures required by generally accepted accounting principles.

These unaudited condensed consolidated financial statements and the notes thereto should be read in conjunction with the Company’s audited consolidated financial statements.

2. Summary Of Significant Accounting Policies

(a) Goodwill and Intangible Assets

Goodwill represents the excess of costs of businesses acquired over fair value of acquired net tangible and identifiable intangible assets. Goodwill and identifiable intangible assets acquired in a purchase business combination and determined to have an indefinite useful life are not amortized, but instead tested for impairment at least annually in accordance with the provisions of FASB Statement No. 142, “Goodwill and Other Intangible Assets”.

Identifiable intangibles are required to be determined separately from goodwill based on fair value. In particular, an intangible that is acquired in a business combination is recognized as an asset separate from goodwill if it satisfies either the “contractual-legal” or “separability” criterion. The identifiable intangible assets with finite lives are carried at cost less accumulated amortization. Amortization is computed using the straight-line method over the intangible assets’ economic lives.

The economic lives and net carrying values of the identifiable intangible assets are as follows:

		At June 30, 2009
	Weighted average economic lives	Cost	Accumulated amortization	Foreign exchange alignment	Net carrying values
Trade name	Indefinite	17,394	—	34	17,428
Non-compete agreement	3.4 – 3.7 years	517	(99)	2	420
Put options on land and buildings (Note)	3 years	247	(98)	6	155
After-sales service agreement	4.2 – 5.0 years	1,260	(188)	(1)	1,071
		19,418	(385)	41	19,074
Note:	The put options on the land and building represents the Group’s right to dispose of the land and buildings to the selling shareholder of Hebei Guoxun within three years from the date of acquisition of Hebei Guoxun with an annual increment of 15% of its fair value as of the acquisition date of Hebei Guoxun.

PYPO DIGITAL COMPANY LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in USD thousands, except share, per share data or stated otherwise)

2. Summary Of Significant Accounting Policies  – (continued)

The identifiable intangible assets above result from the Group’s May 2008 acquisition of a 51% interest in Hebei Guoxun, its August 2008 acquisitions of 51% interests in each of Henan Xinya and Kunming Golden Broadway, its October 2008 acquisition of 51% interest in Jiangsu Guanzhilin, its October 2008 acquisition of 100% interest in Hunan Feon, its December 2008 acquisition of 51% interest in Inner Mongolia Zhongyu (the”Retail Business Acquisitions”) and its December 2008 acquisition of the after-sale service business of certain of the retail stores of Hebei Baibang Tech. Co. Ltd. (the “R&M Business”). The amounts assigned to the identifiable intangible assets of the acquired businesses are based on the assessment of their fair values.

(b) Impairment of long-lived tangible and finite-lived intangible assets

Long-lived assets, and finite-lived identifiable intangible assets are evaluated for impairment when events or changes in circumstances indicate that the carrying amount of these assets may not be recoverable. The Group reviews its long-lived tangible and finite-lived intangible assets for potential impairment based on a review of projected undiscounted future cash flows associated with these assets. When the review of projected undiscounted cash flows indicates the existence of a potential impairment, the measurement of impairment losses for assets that the Group expects to hold and use is based on the estimated fair value of the assets.

At March 31, 2009 and June 30, 2009, the carrying values of the Group’s finite-lived intangible assets are $1,770 and $1,646, net of accumulated amortization of $259 and $385, respectively, and are currently being amortized over three to five years. For the periods ended June 30, 2008 and 2009, the Group incurred no impairment charges. The following sets forth at June 30, 2009 the amortization expense for finite-lived intangible assets the Group expects to recognize during the remained of the fiscal year ending March 31, 2010 and over next four years (in thousands):

July 1, 2009 – March 31, 2010	376
Year ending 2011	501
Year ending 2012	416
Year ending 2013	310
Year ending 2014	43

(c) Impairment of Goodwill and Indefinite Life Intangible Assets

Goodwill is not amortized but is tested for impairment annually and whenever events or circumstances make it more likely than not that an impairment may have occurred. Goodwill impairment is tested using a two-step approach. The first step compares the fair value of a reporting unit to its carrying amount, including goodwill. If the fair value of the reporting unit is greater than its carrying amount, goodwill is not considered impaired and the second step is not required. If the fair value of the reporting unit is less than its carrying amount, the second step of the impairment test measures the amount of the impairment loss, if any, by comparing the implied fair value of goodwill to its carrying amount. If the carrying amount of goodwill exceeds its implied fair value, an impairment loss is recognized equal to that excess. The implied fair value of goodwill is calculated in the same manner that goodwill is calculated in a business combination, whereby the fair value of the reporting unit is allocated to all of the assets and liabilities of that unit, with the excess purchase price over the amounts assigned to assets and liabilities.

Intangible assets with indefinite lives are not amortized but are tested for impairment annually and whenever events or circumstances make it more likely than not that an impairment may have occurred. The impairment of an indefinite life intangible asset is based on a comparison of its fair value to its carrying amount. If the carrying amount of an indefinite life intangible asset exceeds its fair value, an impairment loss is recognized for the excess. The estimation of fair value is performed by utilizing various valuation techniques, with the primary technique being a discounted cash flow.

PYPO DIGITAL COMPANY LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in USD thousands, except share, per share data or stated otherwise)

2. Summary Of Significant Accounting Policies  – (continued)

During the three months ended June 30, 2008, the Company recorded an impairment charge for the entire $71 of goodwill arising from the acquisition of the remaining 10% equity interest in a subsidiary, Beijing Dongdian Wuxian Mobile Media Technology Co., Ltd (“Beijing Dongdian”), in May 2008 because management expects Beijing Dongdian to incur losses for the foreseeable future, which lead to its estimated fair value to exceed the carrying value.

(d) Investments under equity method

The investments in entities over which the Group has the ability to exercise significant influence are accounted for using the equity method. Under the equity method, original investments are recorded at cost and adjusted by the Group’s share of undistributed earnings or losses of these entities, by the amortization of any difference between the amount of the Group’s investment and its share of the net assets of the investee, and by dividend distributions or subsequent investments. All unrealized inter-company profits and losses are eliminated under the equity method.

When the estimated amount to be realized from the investments falls below its carrying value, an impairment charge is recognized in the consolidated statements of income when the decline in value is considered other than temporary.

3. Recent Accounting Pronouncements

Effective April 1, 2009, the Company adopted the provisions of the Financial Accounting Standards Board, or FASB, Statement of Financial Accounting Standards, or SFAS, No. 141R, which is a revision of SFAS No. 141, “Business Combinations.” SFAS No. 141R applies prospectively to business combinations after the beginning of the first annual reporting period beginning on or after December 15, 2008. The objective of SFAS No. 141R is to improve the reporting requirements of business combinations and their effects. To accomplish this, SFAS No. 141R establishes the principles and requirements for how the acquirer: (a) recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed and noncontrolling interest in the acquiree, (b) recognizes and measures goodwill in the business combination or a gain from a bargain purchase and (c) determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. The adoption of this standard had no impact on the Company’s unaudited condensed consolidated financial statements presented and will be applied to future transactions, if any.

Effective April 1, 2009, the Company adopted the provisions of SFAS, No. 160, “Noncontrolling Interests in Consolidated Financial Statements — an amendment of Accounting Research Bulletin No. 51.” The standard changes the accounting for noncontrolling (minority) interests in consolidated financial statements including the requirements to classify noncontrolling interests as a component of consolidated stockholders’ equity, and the elimination of “minority interest” accounting in results of operations with earnings attributable to noncontrolling interests reported as a part of consolidated earnings and to apply these financial statement presentation requirements retrospectively. Additionally, SFAS No. 160 revises the accounting for both increases and decreases in a parent’s controlling ownership interest. The adoption of this standard changed how we present noncontrolling interests in the unaudited condensed consolidated financial statements.

Effective April 1, 2009, the Company adopted the provisions of the Statement of Financial Accounting Standards No. 165, “Subsequent Events”, or SFAS No.165. SFAS 165 establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. Specifically, SFAS 165 provides (i) the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements; (ii) the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements; and (iii) the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. The Company adopted SFAS

PYPO DIGITAL COMPANY LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in USD thousands, except share, per share data or stated otherwise)

3. Recent Accounting Pronouncements  – (continued)

165 on a prospective basis. The adoption of SFAS 165 did not have a significant effect on the Company’s unaudited condensed consolidated financial statements presented.

Effective April 1, 2009, the Company adopted the provisions of the consensus reached in EITF Issue 08-6, “Equity Method Investment Accounting Considerations”, or EITF 08-6. EITF 08-6 provides guidance for entities that acquire or hold investments accounted for under the equity method. This issue has been adopted prospectively, and did not have a significant effect on the Company’s unaudited condensed consolidated financial statements presented.

Effective April 1, 2009, the Company adopted the provisions of the consensus reached in EITF Issue 08-7, “Accounting for Defensive Intangible Assets”, or EITF 08-7. EITF 08-7 requires entities that will acquire a defensive intangible asset after the effective date of SFAS 141R, to account for the acquired intangible asset as a separate unit of accounting and amortize the acquired intangible asset over the period during which the asset would diminish in value. The adoption of EITF Issue 08-7 has no impact on the Company’s unaudited condensed consolidated financial statements presented and will be applied to future transactions, if any.

Effective April 1, 2009, the Company adopted FSP FAS 140-4 and FIN 46(R)-8, “Disclosures by Public Entities (Enterprises) after Transfers of Financial Assets and Interest in Variable Interest Entities” (FSP FAS 140-4 and FIN 46(R)-8). FSP FAS 140-4 and FIN 46(R)-8 requires the public entities subject to the disclosure requirements of Statement 140 to provide financial statement users with an understanding of the following: a. a transferor’s continuing involvement in financial assets that it has transferred in a securitization or asset-backed financing arrangement; b. the nature of any restrictions on assets reported by an entity in its statement of financial position that relate to a transferred financial asset, including the carrying amounts of such assets; c. how servicing assets and servicing liabilities are reported under Statement 140; and d. for securitization or asset-backed financing arrangements accounted for as sales when a transferor has continuing involvement with the transferred financial assets and transfers of financial assets accounted for as secured borrowings, how the transfer of financial assets affects an entity’s financial position, financial performance, and cash flows. FSP FAS 140-4 and FIN 46(R)-8 also requires enhanced disclosures about a company’s involvement in VIEs. The enhanced disclosures required by this FSP are intended to provide users of financial statements with a greater understanding of: (i) the significant judgments and assumptions made by a company in determining whether it must consolidate a VIE and/or disclose information about its involvement with a VIE; (ii) the nature of restrictions on consolidated VIEs assets reported by a company in its statement of financial position, including the carrying amounts of such assets; (iii) the nature of, and changes in, the risks associated with a company’s involvement with a VIE; (iv) how a company’s involvement with a VIE affects the company’s financial position, financial performance, and cash flows. The adoption of this FSP enhanced our disclosure on the VIE in the unaudited condensed consolidated financial statements and has been retrospectively applied to all periods presented.

Effective April 1, 2009, the Company adopted FSP SFAS 142-3, “Determination of the Useful Life of Intangible Assets”. This FSP amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142, “Goodwill and Other Intangible Assets”. The guidance for determining the useful life of a recognized intangible asset in this FSP has been applied prospectively to intangible assets acquired after the effective date. This adoption did not have a significant effect on the Company’s unaudited condensed consolidated financial statements presented.

In June 2009, the FASB issued SFAS No. 167, “Amendments to FASB Interpretation No. 46(R)” (“SFAS 167”). SFAS 167 amends Interpretation 46(R) to require an enterprise to perform an analysis to determine whether the enterprise’s variable interest or interests give it a controlling financial interest in a variable interest entity. This analysis identifies the primary beneficiary of a variable interest entity as the enterprise that has both of the following characteristics: a) the power to direct the activities of a variable interest entity that most significantly impact the entity’s economic performance; and b) the obligation to absorb losses of the entity that could potentially be significant to the variable interest entity or the right to receive benefits from the entity that could potentially

PYPO DIGITAL COMPANY LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in USD thousands, except share, per share data or stated otherwise)

3. Recent Accounting Pronouncements  – (continued)

be significant to the variable interest entity. Additionally, an enterprise is required to assess whether it has an implicit financial responsibility to ensure that a variable interest entity operates as designed when determining whether it has the power to direct the activities of the variable interest entity that most significantly impact the entity’s economic performance, and require ongoing reassessments of whether an enterprise is the primary beneficiary of a variable interest entity. It also amends Interpretation 46(R) to eliminate the quantitative approach previously required for determining the primary beneficiary of a variable interest entity. SFAS 167 is effective at the start of a company’s first fiscal year beginning after November 15, 2009. The Company is evaluating the impact, if any, of the adoption of SFAS 167. It is not expected to have a material impact on the Company’s financial position, results of operations and cash flows.

In August 2009, the FASB issued Accounting Standards Update No. 2009-05 “Fair Value Measurements and Disclosures (Topic 820) Measuring Liabilities at Fair Value”. This update provides amendments for fair value measurement of liabilities. It provides clarification that in circumstances in which a quoted price in an active market for the identical liability is not available, a reporting entity is required to measure fair value using one or more techniques as specified by this update. This update is effective for the first reporting period (including interim periods) beginning after August 2009. The Company is currently assessing the potential impacts, if any, on its consolidated financial statements.

In September 2009, the FASB issued Accounting Standards Update No. 2009-06, “Income Taxes (Topic 740) Implementation Guidance on Accounting for Uncertainty in Income Taxes and Disclosure Amendments for Nonpublic Entities”. The guidance answers the following questions: is the income tax paid by the entity attributable to the entity or its owners; what constitutes a tax position for a pass-through entity or a tax-exempt not-for-profit entity; and how should accounting for uncertainty in income taxes be applied when a group of related entities comprise both taxable and nontaxable entities. The guidance is effective for the Company for its interim and annual periods ending on September 30, 2009. The Company is currently assessing the potential impacts, if any, on its consolidated financial statements.

4. Income Taxes

At March 31, 2009 and June 30, 2009 the Group has net operating loss carryforwards that result in non-current deferred tax assets, before valuation allowances, of $5,228 and $4,813, respectively. The realization of the recorded deferred tax assets is dependent on generating sufficient taxable income prior to the expiration of net operating loss carried forward of $20,915 and $19,251 as of March 31, 2009 and June 30, 2009, respectively, which will expire in year 2012 and 2013. The Group has provided a valuation allowance of $2,992 and $2,698 of the deferred tax assets relating to the future benefit of net operating loss carried forward as management is not able to conclude that the future realization of those net operating loss carry forwards is more likely than not.

5. Net Income Per Share

Basic earnings per share is based on the weighted average number of common shares outstanding during each period. The calculations of basic earnings per share are computed as follows:

	For the three months ended June 30,
	2008	2009
Numerator:
Net income attributable to the Company	3,990	4,103
Denominator:
Denominator for basic earnings per share
— Weighted-average ordinary shares outstanding during the year	272,700,000	272,700,000
Basic earnings per share	0.01	0.02

PYPO DIGITAL COMPANY LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in USD thousands, except share, per share data or stated otherwise)

5. Net Income Per Share  – (continued)

As the Group has no dilutive potential common shares that are outstanding for each of the three months period ended June 30, 2008 and 2009, no diluted earnings per share is presented.

6. Other Receivables

	As at March 31, 2009	As at June 30, 2009
Rental and utility deposits	1,528	1,194
Advance to staff	649	118
Receivable from entities owned by non-controlling shareholders of subsidiaries (Note i)	7,341	8,627
Deposit on contingent purchase prices (Note ii)	25,943	27,683
Others (Note iii)	8,719	8,100
	44,180	45,722

Notes:

i)	Except for a loan to a minority shareholder of a subsidiary amounted to $2,475 and $3,945 as at March 31, 2009 and June 30, 2009, respectively, which is secured by a leasehold property, interest bearing at 7% per annum and repayable in July, 2009, the remaining balances are unsecured, interest free and have no fixed repayment term.
ii)	The amount represents the purchase price payments made to date exceed the purchase price recorded at the closing of the acquisitions of businesses.
iii)	Included in this balance were advances to third parties amounted to $3,726 and $2,811 as at March 31, 2009 and June 30, 2009 respectively, except for approximately $1,464 as at June 30, 2009 was guaranteed by Style Technology Development Limited (“Style Technology”) of which Mr. Zhang Kuo, the chairman and Mr. Fei Dong Ping, the chief executive officer of the Company, are the shareholders, the remaining balances are unsecured, interest free and have no fixed repayment term,

7. Investments In Affiliated Companies

The Group’s carrying amount and percentage ownership of the investments in affiliated companies as at March 31, 2009 and June 30, 2009:

	As at March 31, 2009		As at June 30, 2009
	Amount	Percentage of ownership	Amount	Percentage of ownership
Beijing Pypo Times Technology Co., Ltd. (“Pypo Times”) (Note a)	357	50%	360	50%
Beijing Yipai-top Communication Technology Co., Ltd. (“Beijing Yipai-top”) (Notes a and b)	1,122	50%	—	—
	1,479		360

PYPO DIGITAL COMPANY LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in USD thousands, except share, per share data or stated otherwise)

7. Investments In Affiliated Companies  – (continued)

The Group’s equity in the income of the affiliated companies for the three months ended June 30, 2008 and 2009 was as follows:

	For the three months ended June 30,
	2008	2009
Equity in income / (loss) of Hebei Baibang Tech Co., Ltd. (“Hebei Baibang”)	52	—
Beijing Pypo Times Technology Co., Ltd.	(1)	3
Amortization of difference between basis of investment in Hebei Baibang and share of Hebei Baibang’s net assets	(15)	—
	36	3

Note a:

The combined results of operations of these investments are summarized below:

	For the three months ended June 30,
	2008	2009
Condensed statement of operations information:
Revenue	1,682	2,840
Net income	93	7
	36	3

Note b:

In August 2008, the Group and an individual third party formed an affiliated company, Beijing Yipai-top, which is engaged in the retail sale of wireless equipment. The Group disposed of its interest in April 2009 to an independent third party for a consideration of $1,122. No gain or loss on such disposal was arose.

8. Property And Equipment, Net

Property and equipment consisted of the following:

	As at March 31, 2009	As at June 30, 2009
Buildings	11,293	11,300
Leasehold improvements	553	583
Machinery and equipment	1,853	1,871
Electronic equipment	2,265	2,174
Motor vehicles	1,966	1,972
Sub-total	17,930	17,900
Less: accumulated depreciation	(2,236)	(2,393)
Property and equipment, net	15,694	15,507

PYPO DIGITAL COMPANY LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in USD thousands, except share, per share data or stated otherwise)

9. Other Payables And Accruals

	As at March 31, 2009	As at June 30, 2009
Salaries and welfares accrual	1,442	1,552
Business tax and other taxes payable	2,163	1,293
Payables to entities owned by noncontrolling shareholders of subsidiaries (note i)	12,591	8,603
Rental payables	1,284	1,266
Others	3,131	5,993
	20,611	18,707

i) Except for a loan from a minority shareholder of a subsidiary amounted to $7,367 and $3,659 as at March 31, 2009 and June 30, 2009, respectively, which is interest bearing at the borrowing rate of People’s Bank of China with similar maturity, the remaining balances are unsecured, interest free and have no fixed repayment term.

10. Segment Information

During the three months period ended December 31, 2008, as a result of the acquisition of six retail sales groups, the Group has changed its reportable segment based on the types of customers receiving its products: “distribution business” and “retail business”. The “distribution business” is comprised of the Group’s wholesale distribution of mobile phones, notebooks and other peripherals to retail resellers (including those owned by the Group) of these products. The “retail business” is comprised of the Group’s interests in companies that operate retail stores that sell mobile phones, notebooks and other peripherals, and provide after-sales services. Each reporting segment derives its revenue from the sales to different types of customers, which is the responsibility of a member of the senior management of the Group who has knowledge of the business specific operational risks and opportunities. The Group’s chief operating decision maker (“CODM”) have been identified as the President and Chief Executive Officer, who reviews operating results by customer groups to allocate resources and assess performance of the Group.

Prior to the three months period ended December 31, 2008, the Group has two reportable segments based on its major product groups: “Mobile phones” and “Notebooks and peripherals”. With the change of composition of reportable segments, the three months ended June 30, 2008 comparative numbers are restated accordingly to conform to the composition of its reportable segments for the corresponding period ended June 30, 2009. The change in composition of reportable segments did not have any impact on either the financial results or financial position of the Company in prior periods.

The financial information provided for the segments are based on internal management reports. The principal measurement differences between this financial information and the consolidated financial statements are the accrual basis recording, for the consolidated financial purposes, of sales rebates, price protection provisions and returns. The Group does not allocate operating expenses to individual reporting segments when making decisions about resources to be allocated to the segment and assessing its performance.

The financial information as reviewed by the Group’s CODM are as follows:

	Distribution business		Retail business		Consolidated
	For the three months ended June 30		For the three months ended June 30		For the three months ended June 30
Business segment	2008	2009	2008	2009	2008	2009
Net revenues	104,175	126,248	6,991	69,136	111,166	195,384
Cost of revenues	(89,001)	(112,375)	(6,855)	(58,767)	(95,856)	(171,142)
Gross Profit	15,174	13,873	136	10,369	15,310	24,242

PYPO DIGITAL COMPANY LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in USD thousands, except share, per share data or stated otherwise)

10. Segment Information  – (continued)

A reconciliation of the amounts presented for reportable segments to the consolidated totals is as follows:

	Distribution business		Retail business		Consolidated
	For the three months ended June 30		For the three months ended June 30		For the three months ended June 30
Business segment	2008	2009	2008	2009	2008	2009
Revenue from external customers	103,356	124,714	6,991	69,136	110,347	193,850
Inter-segment revenue	819	1,534	—	—	819	1,534
Total revenues per segment revenue	104,175	126,248	6,991	69,136	111,166	195,384
Reconciliation adjustments:
Provision of sales rebates and price protection (a)	1,047	1,631	—	—	1,047	1,631
Adjustment for sales return (b)	1,515	2,185	—	—	1,515	2,185
Reclassification of reimbursement and rebates from Samsung (e)	—	64	—	—	—	64
Inter-segment revenue (h)	(819)	(1,534)	—	—	(819)	(1,534)
Total consolidated net revenues, as reported	105,918	128,594	6,991	69,136	112,909	197,730
Total cost of revenues per segment cost of revenues	(89,001)	(112,375)	(6,855)	(58,767)	(95,856)	(171,142)
Reconciliation adjustments:
Adjustment for sales returns (b)	(1,396)	(4,303)	—	—	(1,396)	(4,303)
Unrealised profit (c)	(25)	5	—	—	(25)	5
Adjustment for inventory allowances (d)	(118)	268	—	—	(118)	268
Reclassification of reimbursement and rebates from Samsung (e)	59	404	—	—	59	404
Adjustment for VAT (g)	—	(7)	—	—	—	(7)
Adjustment for business tax (f)	(676)	(82)	—	—	(676)	(82)
Inter-segment revenue (h)	—	—	819	1,534	819	1,534
Total consolidated cost of revenues, as reported	(91,157)	(116,090)	(6,036)	(57,233)	(97,193)	(173,323)
Gross profit before reconciliation:	15,174	13,873	136	10,369	15,310	24,242
Reconciliation adjustments:
Provision of sales rebates and price protections (a)	1,047	1,631	—	—	1,047	1,631
Adjustment for sales returns (b)	119	(2,118)	—	—	119	(2,118)
Unrealised profit (c)	(25)	5	—	—	(25)	5
Adjustment for inventory allowances (d)	(118)	268	—	—	(118)	268
Reclassification of reimbursements and rebates from Samsung (e)	59	468	—	—	59	468
Adjustment for VAT (g)	—	(7)	—	—	—	(7)
Adjustment for business tax (f)	(676)	(82)	—	—	(676)	(82)
Inter-segment revenue (h)	(819)	(1,534)	819	1,534	—	—
Total consolidated gross profit, as reported	14,761	12,504	955	11,903	15,716	24,407
Other income					—	716
Selling and distribution expenses					(6,514)	(10,102)
General and administrative expenses					(3,065)	(3,818)
Impairment loss on goodwill					(71)	—
Income from operations					6,066	11,203
Others, net					57	(887)
Interest income					107	31
Interest expenses					(1,520)	(1,960)
Income before income tax, equity in loss of an affiliated company and non-controlling interests					4,710	8,387
Income tax expenses					(681)	(2,870)
Equity in income of an affiliated company					36	3
Net income					4,065	5,520
Less: income attributable to the non controlling interest					(75)	(1,417)
Net income attributable to the Company					3,990	4,103
Capital expenditure	(25)	(58)	(40)	(156)	(65)	(214)
Depreciation	(131)	(134)	(27)	(193)	(158)	(327)
(Allowance for) reversal of doubtful accounts	(242)	36	—	—	(242)	36
Provision for obsolete inventories	(118)	268	—	—	(118)	268
Amortisation of intangible assets	—	—	(17)	(125)	(17)	(125)

PYPO DIGITAL COMPANY LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in USD thousands, except share, per share data or stated otherwise)

10. Segment Information  – (continued)

	Distribution business		Retail business		Consolidated
	As of		As of		As of
	March 31, 2009	June 30, 2009	March 31, 2009	June 30, 2009	March 31, 2009	June 30, 2009
Segment assets	228,093	282,099	136,369	141,339	364,462	423,438
Investment in affiliated companies	1,479	360	—	—	1,479	360
Total assets	229,572	282,459	136,369	141,339	365,941	423,798
Segment liabilities	160,115	214,838	36,812	34,316	196,927	249,154

Note (a) - To recognize the provision of sales rebates and price protections on an accrual basis.

Note (b) - To recognize the sales returns on an accrual basis.

Note (c) - To recognize the unrealized profit on intergroup sales

Note (d) - To adjust for inventory allowances.

Note (e) - To reclassify reimbursements and rebates from Samsung.

Note (f) - To adjust for provision of business tax.

Note (g) - To adjust for the provision of VAT.

Note (h) - To eliminate intersegment sales and purchases.

11. Related party transactions

The Company has the following transactions and balances with its related parties.

(i) Related party transactions

	Relationship with the Company	Transaction nature	For the three months ended June 30,
Name of related parties			2008	2009
	(Note 1)	(Note 2)
Mr. Zhou Heng Yang	a	i	(7)	—

Note 1: a) ultimate shareholder of the Company

Note 2: i) staff advance made during the period

(ii) Related party balances

	March 31, 2009	June 30, 2009
Due from:
Beijing Shidai Tiancheng Technology Development Co., Ltd. (Note a)	366	366
Capital Ally Investments Limited (Note b)	20,000	20,000
Shanghai Zhengda Jingcheng Development Co., Ltd. (Note b)	21,942	21,956
	42,308	42,322
Due to:
ARCH Digital Holdings Limited (“ARCH Digital”) (Note b)	(20,000)	(20,000)
GM Investment Company Limited (Note c)	(300)	(300)
	(20,300)	(20,300)

PYPO DIGITAL COMPANY LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in USD thousands, except share, per share data or stated otherwise)

11. Related party transactions  – (continued)

Note:

a)	The outstanding balance was unsecured, non-interesting bearing and repayable on demand. The entity is controlled by the ultimate shareholders of the Company.
b)	In March 2008, the Company loaned $20.0 million to Capital Ally Investments Limited, or Capital Ally, a shareholder with 67% equity interest in the Company, to meet Capital Ally’s short-term working capital requirements. The interest-free loan originally was to mature on December, 31, 2008. As security for performance of its obligations under the $20.0 million loan, Capital Ally pledged all of its rights and interests in its 182,700,000 the ordinary shares of the Company in favor of the Company on March 10, 2008. Pursuant to the pledge agreement, Capital Ally agreed not to sell, transfer, encumber or dispose of the pledged shares. The pledge agreement terminates upon the earlier of the discharge of all obligations of Capital Ally under the loan agreement with the Company and the consummation of the business combination. In connection with the loan agreement, in March 2008, the Company and ARCH Digital entered into a fund transfer agreement. Pursuant to this agreement, Pypo Beijing, a subsidiary of the Company, made cash advances of RMB 150 million ($21.9 million as of March 31, 2009 and $21.9 million as of June 30,2009) to Shanghai Zhengda Jingcheng Development Co., Ltd., or Shanghai Zhengda, a company controlled by ARCH Digital. In consideration for the transfer by Pypo Beijing of RMB 150 million to Shanghai Zhengda, ARCH Digital concurrently transferred $20.0 million to the Company. The purpose of the agreement was to enable ARCH Digital to provide funding to its portfolio company, Shanghai Zhengda, to meet short-term working capital needs in light of regulatory restrictions applicable to foreign owned and controlled entities in the PRC. The advances made pursuant to the fund transfer agreement are unsecured, interest-free obligations and are payable on demand.

On November 10, 2008, Capital Ally and the Company entered into the supplemental loan agreement and extended the maturity date of the loan to June 30, 2009. On the same date, ARCH Digital and the Company entered into a supplemental Funds Transfer Agreement in connection with the transfer by Pypo Beijing of RMB 150 million to Shanghai Zhengda, ARCH Digital concurrently transferred $20.0 million to the Company, which will repay the $20.0 million to ARCH Digital on or prior to June 30, 2009. In addition, the Company released Capital Ally’s pledge of its ordinary shares of the Company and the Company secured replacement collateral for the loan by entering into pledge agreements with Style Technology and GM Investment, each of whom are 50% holders of the equity interest in Capital Ally. Pursuant to these replacement pledge agreements, Style Technology and GM Investment pledged all of their respective rights and interests in the ordinary shares of Capital Ally as collateral in favor of the Company, and agreed not to sell, transfer, encumber or dispose of these pledged shares until the discharge of Capital Ally’s obligations under the loan agreement.

On June 9, 2009, the Company and Capital Ally extended the maturity date of the short-term working capital loan from Capital Ally from June 30, 2009 to September 30, 2009 in order to accommodate Capital Ally’s continuing working capital needs. Concurrently, the Company and ARCH Digital also extended the maturity date of the fund transfer advance to September 30, 2009.

The concurrent extension of the maturity date of the fund transfer advance allows the Company to utilize the $20.0 million to be received from Capital Ally as repayment under the short-term working capital loan to repay the $20.0 million the Company owes ARCH Digital under the funds transfer agreement.

Subsequent to June 30, 2009, Shanghai Zhengda repaid RMB125 million (approximately $18.3 million) to Pypo Beijing and the Company fully repaid the $20.0 million loan to ARCH Digital.

c)	Amount represents interest payable to GM Investment Company Limited on behalf of Capital Ally. Amount is repayable in November 2010.

PYPO DIGITAL COMPANY LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in USD thousands, except share, per share data or stated otherwise)

11. Related party transactions  – (continued)

(iii) Guarantees of borrowings

The amounts guaranteed by the related parties of the Company amounted to $40,960 and $44,644 at March 31, 2009 and June 30, 2009, respectively. The amounts of borrowings utilized from the short-term credit facilities guaranteed by the related parties of the Company amounted to $40,960 and $44,644 at March 31, 2009 and June 30, 2009, respectively.

(iv) Guarantees of other receivables

Included in other receivables as of June 30, 2009 was advance to a third party of $1,464 of which was guaranteed by Style Technology.

12. Amounts due from (to) affiliated companies

In February 2009, Pypo Beijing made cash advances of approximately $26,770 to Pypo Times, to meet Pypo Times’s capital needs. Mr. Kuo Zhang, a director of the Company and Pypo Beijing’s current chairman of the board, and Beijing Ruizhi Jiye Investment Co., Ltd., which is beneficially owned by Mr. Zhang, guaranteed the repayment of these cash advances, which Pypo Times will repay prior to February 2010. These cash advances are interest free obligations. From January to March 2009, Pypo Beijing made additional cash advances of $1,176 to Pypo Times, to meet Pypo Times’s working capital needs. These cash advances of $1,176 are unsecured, interest-free obligations and are payable on demand. From April to June 2008, Pypo Times repaid cash advances of $1,032 to Pypo Beijing. As of March 31, 2009 and June 30, 2009, the total outstanding balance of these cash advances from Pypo Beijing to Pypo Times was approximately $27,946 and $26,914, respectively.

As of March 31, 2009 and June 30, 2009, the total outstanding balance of cash advances from Beijing Yipai-top was approximately $790 and $732, respectively. The amount was unsecured, non-interest bearing and repayable on demand. As a result of the disposal of Beijing Yipai-top in April 2009, the cash advances from Beijing Yipai-top has been included in other payables at June 30, 2009.

13. Subsequent events

The Company has evaluated subsequent events, through the date that the unaudited condensed consolidated financial statements were issued on October 21, 2009.

As part of the series of transactions contemplated by the merger agreement, Middle Kingdom Alliance Corp. (“Middle Kingdom”) established MK Arizona Corp. (“MK Arizona”), a wholly owned Arizona subsidiary. Through June 30, 2009, MK Arizona had no material transactions. On July 9, 2009, Middle Kingdom effected a short-form merger, pursuant to which Middle Kingdom merged with and into MK Arizona, with MK Arizona remaining as the surviving corporation. After the merger, MK Arizona became a Cayman Islands exempted company (“MK Cayman”) pursuant to a conversion and continuation procedure under Arizona and Cayman Islands law. The reorganization changed Middle Kingdom’s place of incorporation from Delaware to the Cayman Islands (“the redomestication”) and the outstanding securities of Middle Kingdom were converted into securities of MK Cayman. On July 10, 2009, Middle Kingdom announced that it has completed its business combination with the Company. The company has been renamed Pypo China Holdings Limited.

On August 6, 2009, Pypo China Holdings Limited has entered into a definitive agreement to acquire 100% of equity interest in Shanghai Xieheng Telecommunications Equipment Co., Ltd. (“Shanghai Xieheng”). The total consideration for the acquisition was approximately $46.8 million (RMB 320 million) plus the value of the net assets of Shanghai Xieheng as of July 31, 2009, all in cash. The value of the net assets of Shanghai Xieheng as of July 31, 2009 is estimated to be no more than US$1.46 million (RMB 10 million) (which number is preliminary and subject to change based on the concerned parties’ final calculations of such amount). Subject to the completion of Shanghai Xieheng’s internal restructuring and other customary closing conditions, the transaction is expected to close in the fourth quarter of the financial year ending March 31, 2010.

PYPO DIGITAL COMPANY LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in USD thousands, except share, per share data or stated otherwise)

13. Subsequent events  – (continued)

On January 30, 2009, Pypo Holdings (HK) Company Limited (“Pypo HK”) entered into a term facility agreement with the Netherlands Development Finance Company (“FMO”), pursuant to which FMO agreed to provide a term loan facility to Pypo HK in the aggregate amount of up to EUR15 million. Based on the financial position and results of Pypo HK as of and for the year ended March 31, 2009, Pypo HK breached the financial covenants for maintaining the minimum EBITDA, adjusted net income thresholds and margins, solvency ratios, leverage ratios and current ratios. On discovery of the breach, the directors of the Company informed the lender and commenced a renegotiation of the terms of the loan with the relevant banker. On August 11, 2009, FMO agreed to waive its right to demand immediate payment from the Group. As there is no evidence that the Company will be able to maintaining the leverage ratio, current ratio and net margin as required by the revised covenants by end of March 2010 , the amount continued to be classified as current liabilities as at June 30, 2009.

On August 11, 2009, an amendment to the Facility Agreement was agreed by FMO and Pypo HK that an Additional IPO premium shall be paid to FMO on the later of (i) date of the Company to undertake a fully underwritten IPO, reverse takeover or merger on an internally recognized stock exchange and (ii) the date that is twelve months following the date on which Pypo HK drew down on the facility. The following definition is inserted in the term loan agreement: “Additional IPO Premium” means such number of bonus shares (credited as fully paid-up and free from any encumbrance) in the share capital of Middle Kingdom after the Merger to be issued at a price per share equal to the opening price per share as will be quoted on the day of commencement of the trading of its shares on the NASDAQ with a total value in Dollars equal to EUR 1.5 million on such day of commencement of trading.

On September 11, 2009, Beijing Leyu completed the acquisition of the remaining 49% of equity interest in Jiangsu Guanzhilin. The total consideration for the acquisition was approximately $29.3 million (RMB 200 million). In addition to the consideration, pursuant to the agreement, the vendor will withdraw its 49% paid in capital of approximately $7.2 million (RMB 49 million) from Jiangsu Guanzhilin. As part of the definite agreement for the acquisition of this additional equity interest in Jiangsu Guanzhilin, Beijing Leyu agreed with the seller to waive the contingent arrangement in connection with the acquisition of 51% equity interest of Jiangsu Guanzhulin in October 2008. The purchase consideration of the initial 51% acqusition was revised to RMB 252.96 million.

On October 2, 2009, Pypo Digital has entered into a share purchase agreement with Capital Ally and ARCH Digital to acquire the shares of Pypo China Holdings Limited. Pursuant to the share purchase agreement, Pypo Digital will acquire 1,857,587 ordinary shares of Pypo China Holdings Limited from Capital Ally and 827,613 ordinary shares of Pypo China Holdings Limited from ARCH Digital for an aggregate purchase price of approximately US$22.5 million.

On October 19, 2009, an amendment has been made to the share purchase agreement whereby the purchase price for the share purchases shall be the lower of the fair value of the ordinary shares to be determined by independent appraiser or an aggregate of approximately US$22.5 million.

PYPO CHINA HOLDINGS LIMITED
(a Cayman Islands exempted company)

UNAUDITED COMBINED CONDENSED PRO FORMA FINANCIAL STATEMENTS

Introduction

As described elsewhere in this proxy statement/prospectus, on July 10, 2009 Middle Kingdom Alliance Corp. (“Middle Kingdom”) and Pypo Digital Limited Company (“Pypo Cayman”) consummated a series of transactions under an Agreement and Plan of Merger, Conversion and Share Exchange (the “merger agreement”) under which Middle Kingdom changed its domicile to the Cayman Islands and became Pypo China Holding Limited (“Pypo China”), a newly formed Cayman Islands exempted company (“the redomestication”), and MK Cayman then acquired all of the outstanding ordinary s‘hares of Pypo Cayman (“the business combination”).

In the redomestication, each outstanding share of Middle Kingdom common stock and each outstanding share of Middle Kingdom Class B common stock, except for those shares of Class B common stock that were converted into the right to receive cash as discussed below, were converted into an ordinary share of MK Cayman. As of both June 30, 2009 and the date of the redomestication Middle Kingdom had outstanding 1,065,650 shares of common stock and 2,917,593 shares of Class B common stock. MK Cayman also assumed from MK Arizona, which had assumed the obligations from Middle Kingdom, (i) the obligation to issue common stock upon any exercise of 1,578,250 Class A common stock purchase warrants and 3,420,305 Class B common stock purchase warrants and (ii) the obligation to issue common stock and Class A warrants and Class B redeemable warrants upon any exercise of options to purchase 19,800 Series A Units and 330,000 Series B Units held by the representative of the underwriters of Middle Kingdom’s initial public offering.

Under Middle Kingdom’s Certificate of Incorporation, the holders of Middle Kingdom’s Class B common stock were entitled to vote on the proposed business combination with Pypo Cayman. A holder of Middle Kingdom’s Class B common stock who voted against the proposed business combination and who followed certain procedures was entitled to convert its Class B shares into the right to receive cash in the amount of $8.24 per share plus a pro rata share of the interest Middle Kingdom has earned on the investment of the proceeds of its initial public offering after the payment to Middle Kingdom of the lesser of 50% or $1.2 million of such interest and certain federal and state taxes (an aggregate conversion price of approximately $8.50 per share as of March 31, 2009 and $8.51 per share as of the date of the business combination). The holders of an aggregate of 154,670 shares of Middle Kingdom Class B common stock elected this right in connection with the vote on the business combination redeemed for $1,317,000 in the aggregate on June 10, 2009 and are presented as a liability on the balance sheet as of June 30, 2009. The holders of an aggregate of 5,250 shares of Middle Kingdom Class B common stock who elected for redemption on June 10, 2009 did not properly redeem their shares as of September 28, 2009.

In addition, in connection with a December 10, 2008 special meeting of the stockholders of Middle Kingdom at which the Middle Kingdom stockholders voted to approve certain amendments to its Certificate of Incorporation (“the extension amendment”) which have the effect of extending to August 31, 2009 (from December 13, 2008) the date by which Middle Kingdom must have completed a business combination or liquidate, a holder of Middle Kingdom’s Class B common stock who voted against the extension amendment and who followed certain procedures had the right to convert its shares of Class B common stock into the right to receive cash. The holders of 348,042 shares (10.17%) of Middle Kingdom’s Class B common stock elected to convert their shares into the right to receive cash at that time. Middle Kingdom redeemed those 348,042 Class B common shares in December 2008 for $2,934,000.

As a result of the conversions to cash of Middle Kingdom Class B common stock described in the preceding two paragraphs, in the redomestication MK Cayman issued an aggregate of 3,988,493 ordinary shares upon the conversion of the 1,065,650 shares of common stock and the 2,922,843 shares Class B common stock of Middle Kingdom, and MK Cayman also assumed (i) the obligation to issue common stock upon any exercise of 1,578,250 Class A common stock purchase warrants and 3,420,305 Class B common stock purchase warrants and (ii) the obligation to issue 99,000 ordinary shares and 99,000 Class A warrants and 330,000 ordinary shares and 330,000 Class B redeemable warrants upon any exercise of options to purchase 19,800 Series A Units and 330,000 Series B Units held by the representative of the underwriters of Middle Kingdom’s initial public offering.

The business combination between MK Cayman and Pypo Cayman was affected through the issuance by MK Cayman of (i) 45,000,000 shares of its ordinary stock and 3,400,000 Class B redeemable warrants for all of the outstanding ordinary shares of Pypo Cayman. MK Cayman has also agreed to issue an additional 23,000,000 ordinary shares (the “earn-out shares”) to the former stockholders of Pypo Cayman if certain performance targets are met in fiscal 2010, 2011 or potentially 2012.

The following unaudited combined condensed pro forma financial statements are presented to illustrate the effects of the redomestication and business combination. The following unaudited combined condensed pro forma financial statements are based on the historical financial statements of Middle Kingdom included in its Annual Report on Form 10-K for the year ended December 31, 2008 and in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2009, and on the historical financial statements of Pypo Cayman included elsewhere in this proxy statement/prospectus, and should be read in conjunction with those historical financial statements including the notes thereto.

The redomestication and business combination are being accounted for as a reverse merger, whereby Pypo will be the continuing entity for financial reporting purposes, and will be deemed to be the acquirer of Middle Kingdom. The redomestication and business combination are being accounted for as a reverse merger because (i) after the redomestication and business combination the former stockholders of Pypo Cayman hold the substantial majority of the outstanding ordinary shares of MK Cayman, and have the ability to initially appoint the majority of the members of the board of directors of MK Cayman, and (ii) Middle Kingdom had no prior operations and was formed for the purpose of effecting a business combination, such as the business combination with Pypo.

In November, 2008, Capital Ally, which owns the majority of the outstanding ordinary shares of Pypo Cayman, acquired more than 50% of the outstanding voting shares (common stock and Class B common stock combined) of Middle Kingdom. However, the redomestication and business combination are not being accounted for as a combination of entities under common control since Capital Ally did not acquire in excess of 80% of Middle Kingdom’s outstanding Class B common stock, and, under the terms of the merger agreement Middle Kingdom would proceed with the business combination only if the holders of less than 20% of its Class B shares vote against the business combination and elect to convert their Class B shares into the right to receive cash. As a result, Capital Ally did not control Middle Kingdom with respect to the completion of the business combination, and Middle Kingdom was formed for the purpose of effecting a business combination, such as the business combination with Pypo.

In accordance with the applicable accounting guidance for accounting for the redomestication and business combination as a reverse merger, first Pypo Cayman was deemed to have undergone a recapitalization, whereby its outstanding ordinary shares were converted into 45,000,000 ordinary shares of MK Cayman and 3,400,000 MK Cayman Class B redeemable warrants.

Immediately thereafter MK Cayman, as the parent company of Pypo, which is the continuing accounting entity, was deemed to have acquired the assets and assumed the liabilities of Middle Kingdom in exchange for the conversion of the 1,065,650 outstanding shares of Middle Kingdom common stock and the 2,922,843 outstanding shares of Middle Kingdom Class B common stock into 3,988,493 MK Cayman ordinary shares, and MK Cayman’s assumption of (i) the obligation to issue common stock upon any exercise of 1,578,250 Class A common stock purchase warrants and 3,420,305 Class B common stock purchase warrants and (ii) the obligation to issue 99,000 ordinary shares and 99,000 Class A warrants and 330,000 ordinary shares and 330,000 Class B redeemable warrants upon any exercise of options to purchase 19,800 Series A Units and 330,000 Series B Units held by the representative of the underwriters of Middle Kingdom’s initial public offering.

However, although MK Cayman, as the parent company of Pypo, will be deemed to have acquired Middle Kingdom, in accordance with the applicable accounting guidance for accounting for the redomestication and business combination as a reverse merger, Middle Kingdom’s assets and liabilities will be recorded at their historical carrying amounts, which approximate their fair value, with no goodwill or other intangible assets recorded.

As discussed above, MK Cayman has also agreed to issue an additional 23,000,000 earn-out shares to the former shareholders of Pypo Cayman if certain performance targets are met in fiscal years ending March 31, 2010, 2011 or potentially 2012. For financial reporting purposes, such earn-out shares will not be considered issued or outstanding upon the completion of the business combination, and the issuance of the earn-out shares will only be reflected in the financial statements if and when they become issuable as the result of the achievement of the performance targets. Those former Pypo stockholders include individuals and companies that will have no role in the day-to-day management of MK Cayman as well as individuals who will be members of the management of MK Cayman. As these earn-out shares would be issued proportionately to all of the former Pypo stockholders, without regard to employment status, and the issuance of the earn-out shares is not dependent on the continued employment of any former Pypo stockholder, the issuance of any earn-out shares would be accounted for as an adjustment to the original recapitalization of Pypo (a transfer of the par value of any earn-out shares issued between common stock and paid in capital) and would have no effect on the results of operations.

Middle Kingdom used a fiscal year ending December 31, and Pypo used a fiscal year ending March 31. As reported elsewhere in this proxy statement/prospectus, MK Cayman will use a March 31, year end.

The accompanying unaudited combined condensed pro forma balance sheet as of June 30, 2009 has been prepared by combining the historical balance sheet of Middle Kingdom as of June 30, 2009 and the historical balance sheet of Pypo as of June 30, 2009. The pro forma adjustments to the unaudited combined condensed pro forma balance sheet assume the redomestication and business combination occurred on June 30, 2009.

The accompanying unaudited combined condensed pro forma statements of operations have been prepared assuming the proposed redomestication and business combination occurred on April 1, 2008. The unaudited combined condensed pro forma statement of operations for the year ended March 31, 2009 has been prepared by combining the historical statement of operations of Middle Kingdom for the 12 months period ended March 31, 2009 with the historical statement of operations for Pypo for the year ended March 31, 2009. The unaudited combined condensed pro forma statement of operations for the three months ended June 30, 2009 has been prepared by combining the historical statement of operations of Middle Kingdom for the three months ended June 30, 2009 with the historical statement of operations for Pypo for the three months ended June 30, 2009.

The accompanying unaudited combined condensed pro forma financial statements are presented for illustrative purposes only, and are not necessarily indicative of the actual results of operations or financial position that would have resulted had the proposed redomestication and business combination been completed on the dates assumed. The pro forma adjustments are based on available information and assumptions that are believed to be reasonable. However, future results of operations and financial position may vary significantly from the results reflected in the accompanying unaudited combined condensed pro forma financial statements due to the factors described in “Risk Factors” included elsewhere herein.

PYPO CHINA HOLDINGS LIMITED
(a Cayman Islands exempted company)

UNAUDITED COMBINED CONDENSED PRO FORMA BALANCE SHEET
June 30, 2009
(US dollars in thousands)

	PYPO historical	Middle Kingdom historical		Pro forma adjustments		MK Cayman pro forma
Assets
Current assets:
Cash and cash equivelents	$32,955	$17		(5,427)(f)		27,545
Restricted bank deposits	59,719	—				59,719
Investments in trust account	—	25,891	{	(1,273)(a) (1,484)(d) (23,134)(e)	}	—
Short-term investments	—	—		23,134(e)		23,134
Accounts receivable, net	71,385	—				71,385
Inventories, net	64,656	—				64,656
Notes receivable	1,869	—				1,869
Value added tax receivable	5,092	—				5,092
Amounts due from related parties	42,322	—				42,322
Amount due from an affiliated company	26,914	—				26,914
Receivable from a vendor	18,685	—				18,685
Other receivables	45,722	—				45,722
Income tax refund receivable	—	240				240
Prepayments and other assets	12,865	—		(2,853)(f)		10,012
Deferred tax assets	4,386	—				4,386
Total current assets	386,570	26,148				401,681
Property and equipment, net	15,507	—				15,507
Investments in affiliated companies	360	—				360
Intangible assets	19,074	—				19,074
Goodwill	1,977					1,977
Other assets	310	—				310
Total assets	$423,798	$26,148				$438,909

See Notes to Unaudited Combined Condensed Pro Forma Financial Statements

PYPO CHINA HOLDINGS LIMITED
(a Cayman Islands exempted company)

UNAUDITED COMBINED CONDENSED PRO FORMA BALANCE SHEET – continued
June 30, 2009
(US dollars in thousands)

	PYPO historical	Middle Kingdom historical		Pro forma adjustments		MK Cayman pro forma
Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	$41,908	$2,558		(2,335)(f)		$42,131
Notes payable	67,183	—				67,183
Provision for rebates and price protections	7,422	—				7,422
Advance payments from customers	11,920	—				11,920
Other payables and accruals	18,707	—				18,707
Due to underwriters	—	1,006		(1,006)(d)		—
Income taxes payable	3,737	—				3,737
Amounts due to related parties	20,300	229		(229)(d)		20,300
Liability to redeeming Class B common stockholders		1,317		(1,317)(a)		—
Short-term borrowings and lines of credit	75,675	249		(249)(d)		75,675
Total current liabilities	246,852	5,359				247,075
Deferred tax liabilities	2,302	—				2,302
Total liabilities	249,154	5,359				249,377
Commitments and contingencies
Stockholders’ equity:
Preferred stock – none issued	—	—				—
PYPO ordinary shares	27	—		(27)(b)		—
Middle Kingdom Class B common stock	—	3		(3)(c)		—
Middle Kingdom common stock	—	1		(1)(c)		—
MK Cayman ordinary shares 48,988,493 shares issued and outstanding	—	—	{	45(b) 4(c)	}	49
				44(a)
Additional paid in capital	97,190	23,157	{	(18)(b) (2,372)(c) (5,945)(f)	}	112,056
Accumulated other comprehensive income	14,236	—				14,236
Retained earnings	47,313	(2,372)		2,372(c)		47,313
Total stockholders’ equity	158,766	20,789				173,654
Non-controlling interests	15,878	—				15,878
Total equity	174,644	20,789				189,532
Total liabilities and stockholders’ equity	$423,798	$26,148				$438,909

See Notes to Unaudited Combined Condensed Pro Forma Financial Statements

PYPO CHINA HOLDINGS LIMITED
(a Cayman Islands exempted company)

UNAUDITED COMBINED CONDENSED PRO FORMA STATEMENT OF OPERATIONS
Year ended March 31, 2009
(US dollars in thousands, except for per share amounts)

	PYPO historical	Middle Kingdom historical		Pro forma adjustments		MK Cayman pro forma
Net revenues	$570,651	$—				$570,651
Cost of revenues	500,544					500,544
Gross profit	70,107					70,107
Other operating income	920					920
Selling and distribution expenses	24,195					24,195
General and administrative expenses	13,879	2,406		59(i)		16,344
Goodwill impairment	71					71
Income (loss) from operations	32,882	(2,406)				30,417
Interest expense	5,303					5,303
Interest income	(546)	(374)	{	—(g) 126(h)	}	(794)
Other income	(1,254)	(1)				(1,255)
Income (loss) before income taxes, equity in income of affiliated company and minority interests	29,379	(2,031)				27,163
Income tax expense (benefit)	7,641	(240)				7,401
Equity in income of affiliated company	(16)	—				(16)
Net income (loss)	21,754	(1,791)				19,778
Net income attributable to non-controlling interests	1,611	—				1,611
Net income (loss) attributable to the Company	$20,143	$(1,791)				$18,167
Net income per share – basic						$0.37
Weighted average number of shares used in calculating net income per share – basic						48,988,493

See Notes to Unaudited Combined Condensed Pro Forma Financial Statements

PYPO CHINA HOLDINGS LIMITED
(a Cayman Islands exempted company)

UNAUDITED COMBINED CONDENSED PRO FORMA STATEMENT OF OPERATIONS
For the period ended June 30, 2009
(US dollars in thousands, except for per share amounts)

	PYPO historical	Middle Kingdom historical		Pro forma adjustments		MK Cayman pro forma
Net revenues	$197,730	$—				$197,730
Cost of revenues	173,323					173,323
Gross profit	24,407					24,407
Other operating income	716					716
Selling and distribution expenses	10,102					10,102
General and administrative expenses	3,818	809		—(i)		4,627
Goodwill impairment	—					—
Income (loss) from operations	11,203	(809)				10,394
Interest expense	1,960					1,960
Interest income	(31)	(4)	{	—(g) 5(h)	}	(30)
Other expense (income)	887	—				887
Income (loss) before income taxes, equity in loss of affiliated company and minority interests	8,387	(805)				7,577
Income tax expense	2,870	—				2,870
Equity in income of an affiliated company	(3)	—				(3)
Net income (loss)	5,520	(805)				4,710
Net income attributable to non-controlling interests	1,417	—				1,417
Net income (loss) attributable to the Company	$4,103	$(805)				$3,293
Net income per share – basic						$0.07
Weighted average number of shares used in calculating net income per share – basic						48,988,493

See Notes to Unaudited Combined Condensed Pro Forma Financial Statements

PYPO CHINA HOLDINGS LIMITED
(a Cayman Islands exempted company)

NOTES TO UNAUDITED COMBINED CONDENSED PRO FORMA FINANCIAL STATEMENTS

Note 1 — Basis of Presentation

Reference is made to the “Introduction” at page PF-1 to PF-3.

Note 2 — Pro Forma Adjustments

The following are the pro forma adjustments to the unaudited combined condensed pro forma balance sheet:

(a) To reflect Middle Kingdom’s redemption, using funds in the trust account, of 154,670 shares of Class B common stock that were converted into the right to receive cash in connection with the vote on the business combination, using the June 30, 2009 conversion price of $8.52 per share ($1,317,000 in the aggregate), and to adjust 5,250 ordinary shares voted for redemption on June 10, 2009 but did not properly redeem as of September 28, 2009.

(b) To reflect the business combination as a recapitalization of Pypo by the issuance by MK Cayman of 45,000,000 ordinary shares and 3,400,000 Class B common stock purchase warrants in exchange for the outstanding ordinary shares of Pypo Cayman.

(c) To reflect the redomestication accounted for as MK Cayman’s issuance of 3,988,493 ordinary shares in exchange for the shares of Middle Kingdom’s outstanding common stock the shares of Middle Kingdom’s Class B common stock that remained outstanding after the redemption in entry (a) (including the effect of the automatic conversion of the Class B common stock to ordinary shares as the result of the completion of the redomestication and business combination), and the issuance of 1,578,250 Class A warrants, 3,420,305 Class B redeemable warrants, and options to purchase 19,800 Series A Units and 330,000 Series B Units in exchange for the outstanding Class A warrants and Class B redeemable warrants and the options to purchase Series A and Series B Units of Middle Kingdom.

(d) To reflect Middle Kingdom’s payment of the deferred underwriting fees payable to the underwriters of its initial public offering, and Middle Kingdom’s retirement of its outstanding borrowings under its line of credit, and Middle Kingdom’s repayment of its loans from its stockholders, all of which were paid upon the completion of the business combination.

(e) To reflect the release of the remaining balance in Middle Kingdom’s trust account to unrestricted short-term investments as the result of the business combination.

(f) To reflect the payment of the costs of the business combination as a reduction of stockholders’ equity. The charge against additional paid in capital is net of $2,335,000 of such costs that Middle Kingdom had accrued in accounts payable and charged against net income and its accumulated deficit through June 30, 2009. The costs paid and charged against additional paid in capital also include $2,853,000 of costs that Pypo has accrued and deferred in other assets as of June 30, 2009.

The following are the pro forma adjustments to the unaudited combined condensed pro forma statements of operations:

(g) To adjust interest income earned by Middle Kingdom on the funds in the trust account to (i) record in income that portion of the interest income added to redeemable common stock as payable to Class B stockholders that did not elect to convert into cash and instead received ordinary shares of MK Cayman and (ii) eliminate interest income on the funds used to pay the deferred underwriting fees. (No adjustment to eliminate the interest paid by Middle Kingdom on its line of credit is required because the amount is immaterial.) Middle Kingdom Class B stockholders who elected conversion to cash were entitled to receive a pro rata share of the interest Middle Kingdom had earned on the investment of the initial public offering proceeds after the payment to Middle Kingdom of the lesser of 50% or $1.2 million of such interest and certain federal and state taxes. Middle Kingdom had, in each period, reduced interest income and added to the carrying amount of the redeemable Class B common stock that portion of the interest earned in that period which would be payable to the Class B stockholders if the holders of 684,060 shares elected conversion to cash. The adjustment records in interest income that portion of

PYPO CHINA HOLDINGS LIMITED
(a Cayman Islands exempted company)

NOTES TO UNAUDITED COMBINED CONDENSED PRO FORMA FINANCIAL STATEMENTS

Note 2 — Pro Forma Adjustments  – (continued)

the interest income originally credited to redeemable Class B common stock that is attributable to the number of such 684,060 shares of Class B common stock that did not elect to convert into cash.

(h) To eliminate Pypo’s interest income earned on the funds used to pay the costs of the business combination.

(i) To adjust the compensation of certain members of Pypo’s management to reflect the difference between their historical compensation and the compensation payable under employment contracts entered into in connection with the business combination.

The income tax effects of pro forma adjustments (g), (h) and (i) have not been reflected as the amounts would be immaterial.

Note 3 — Pro Forma Stockholders’ Equity

Ordinary Shares

On a pro forma basis MK Cayman has authorized 1,000,000,000 ordinary shares, par value $.001, of which 48,983,243 were issued and outstanding after the completion of the business combination and the redomestication.

Ordinary Share Purchase Warrants

On a pro forma basis MK Cayman has outstanding 1,578,250 Class A warrants and 6,820,305 Class B redeemable warrants. Each Class A warrant and Class B redeemable warrant entitles the holder to purchase from MK Cayman one ordinary share at an exercise price of $5.00 commencing on the later of (a) December 13, 2007 or (b) the completion of the business combination. Each Class A warrant and Class B redeemable warrant will expire on December 13, 2013 at 5:00 p.m., New York City time, which expiration date may be extended in the sole discretion of MK Cayman. MK Cayman has a right to redeem, in whole but not in part, the outstanding Class B redeemable warrants after the completion of the business combination if there is an effective registration statement with a current prospectus on file providing for the resale of the ordinary shares issuable upon the exercise of the Class B redeemable warrants at a price of $.01 per Class B redeemable warrant at any time after the Class B redeemable warrants become exercisable, upon a minimum of 30 days’ prior written notice of redemption, and if, and only if, the last sales price of the ordinary stock equals or exceeds $16.00 per share for any 20 trading days within a 30-trading-day period ending three business days before the notice of redemption. If MK Cayman calls the Class B redeemable warrants for redemption, the holders will either have to exercise the warrants by purchasing the ordinary stock or the warrants will be redeemed at $.01 per warrant.

The Class A warrants are not redeemable.

Underwriters Options

On a pro forma basis MK Cayman has outstanding options, issued to the underwriters of Middle Kingdom’s initial public offering, to purchase up to a total of 19,800 Series A Units at a per unit price of $10.00 and/or up to a total of 330,000 Series B Units at a per unit price of $10.00. The Series A Unit is comprised of one ordinary share and five Class A warrants, and the Series B unit is comprised of one ordinary share and one Class B warrant.

The Class A warrants and Class B redeemable warrants that would be issued upon the exercise of these options are identical to the outstanding Class A warrants and Class B redeemable warrants, except that the exercise price of warrants would be $10.00 per share.

These options are exercisable beginning on the later of (a) December 13, 2007 or (b) the completion of the business combination and expire on December 13, 2011.

Earn-Out Shares

MK Cayman has also agreed to issue an additional 23,000,000 earn-out shares to the former shareholders of Pypo Cayman if certain performance targets are met in fiscal years ending March 31, 2010, 2011 or potentially 2012. Of the 23,000,000 earn-out shares, the first 10,000,000 earn-out shares will be issued if “adjusted net

PYPO CHINA HOLDINGS LIMITED
(a Cayman Islands exempted company)

NOTES TO UNAUDITED COMBINED CONDENSED PRO FORMA FINANCIAL STATEMENTS

Note 3 — Pro Forma Stockholders’ Equity  – (continued)

income” in either fiscal 2010 or 2011 equals or exceeds $54,000,000, and the remaining 13,000,000 earn-out shares will be issued if “adjusted net income” in either fiscal 2011 or 2012 equals or exceeds $67,000,000. For the purposes of the determination of the achievement of the performance targets, “adjusted net income” is defined as “net income attributable to the parent company” as calculated and disclosed pursuant to SFAS No. 160, as set forth on the audited consolidated financial statements of MK Cayman comprising a part of the Forms 20-F filed with the SEC for the fiscal years ending March 31, 2010, 2011 or 2012 adjusted to (i) add back to the “net income attributable to the parent company” any charges for (a) ”acquisition-related costs” as defined in and charged to expense pursuant to SFAS No. 141(R), (b) and any other fees, expenses or payments to any third party related to the business combination, (c) any charges for the amortization of intangible assets, and (d) any charges for the impairment of goodwill, each of (a) through (d) as it relates to any acquisitions completed in, or pending at the end of, the applicable period by MK Cayman or the Pypo Entities; (ii) add back to the “net income attributable to the parent company” any expensed amounts paid to third parties to design, implement and annually assess disclosure controls and procedures and internal controls over financial reporting by MK Cayman or the Pypo Entities as a consequence of MK Cayman’s compliance with the Sarbanes-Oxley Act; (iii) add back to the “net income attributable to the parent company” any charges for taxes payable by any of the Middle Kingdom Parties or the Pypo Entities that are directly attributable to the business combination; and (iv) deduct from the “net income attributable to parent company” the financial statement tax benefit of the amount in (i), (ii) and (iii) above, computed by multiplying the amount of the adjustment in (i), (ii) or (iii) above by the statutory tax rate applicable to MK Cayman or the Pypo entity that incurred the expense.

For financial reporting purposes, those earn-out shares will not be considered issued or outstanding upon the completion of the business combination, and the issuance of the earn-out shares will only be reflected in the financial statements if and when they become issuable as the result of the achievement of the performance targets. Those former Pypo stockholders include individuals and companies that will have no role in the day-to-day management of MK Cayman as well as individuals who will be members of the management of MK Cayman. As these earn-out shares would be issued proportionately to all of the former stockholders of Pypo, without regard to employment status, and the issuance of the earn-out shares is not dependent on the continued employment of any former Pypo stockholder, the issuance of any earn-out shares would be accounted for as an adjustment to the original recapitalization of Pypo (a transfer of the par value of any earn-out shares issued between common stock and paid in capital) and would have no effect on the results of operations.

Note 4 — Pro Forma Earnings Per Share

Basic pro forma net income per share is based on the weighted average number of ordinary shares that would have been outstanding during the period presented assuming the redomestication and business combination occurred on April 1, 2008. The weighted number of shares that would have been outstanding is computed by applying the effective exchange ratios of 0.1650 MK Cayman ordinary share for each Pypo Cayman ordinary share, and one MK Cayman ordinary share for each Middle Kingdom common share or Class B share, to the historical weighted average shares outstanding of Pypo Cayman and the outstanding shares of Middle Kingdom (after adjustment for the number of shares of Class B common stock that elected to be converted into cash and thus did not remain outstanding after the business combination).

Pro forma net income per share assuming full dilution has not been presented as the assumed exercise of the Class A warrants and Class B redeemable warrants and the options for the purchase of Series A Units and Series B Units would be anti-dilutive.

The earn-out shares have been excluded from the computation of both basic and, assuming full dilution, pro forma earnings per share as pro forma “adjusted net income” was below the performance targets that would result in the issuance of the shares to the former Pypo stockholders (see Note 3).

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS

MK Arizona

Article IX of MK Arizona’s Articles of Incorporation provides that each person who was or is made a party or is threatened to be made a party to or is involved (including, without limitation, as a witness) in any actual or threatened action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was a director or officer of MK Arizona or is or was serving at the request of MK Arizona as a director, officer, employee or agent of a related entity, shall be indemnified and held harmless by MK Arizona to the fullest extent permitted by applicable law against all expense, liability and loss (including attorneys’ fees and related disbursements, judgments, fines, excise taxes or penalties and amounts paid or to be paid in settlement) actually and reasonably incurred or suffered by the indemnitee in connection therewith, and such indemnification shall continue as to a person who has ceased to be a director, officer, partner, member or trustee and shall inure to the benefit of his or her heirs, executors and administrators. Each person who is or was serving as a director or officer of a subsidiary of MK Arizona shall be deemed to be serving, or have served, at the request of MK Arizona. Expenses (including attorneys’ fees, costs and charges) incurred by a director or officer of MK Arizona in defending a proceeding shall be paid by MK Arizona in advance of the final disposition of such proceeding upon receipt of an undertaking by or on behalf of the director or officer to repay all amounts so advanced in the event that it shall ultimately be determined that such director or officer is not entitled to be indemnified by MK Arizona as authorized under Article IX. The majority of disinterested directors of MK Arizona may, upon approval of such director or officer of MK Arizona, authorize MK Arizona’s counsel to represent such person, in any proceeding, whether or not MK Arizona is a party to such proceeding.

MK Arizona shall have power to purchase and maintain insurance on its own behalf and on behalf of any person covered under Article IX, whether or not MK Arizona would have the power to indemnify him against such liability under the provisions of this Article IX; provided, however, that such insurance is available on acceptable terms, which determination shall be made by a vote of a majority of the board of directors.

MK Cayman

Article 145 of MK Cayman’s Articles of Association provides that to the fullest extent permissible under the Companies Law, every director (including any alternate director appointed pursuant to the provisions of the Articles) and officer of MK Cayman for the time being and from time to time shall be indemnified and secured harmless out of the assets and funds of MK Cayman against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by him in connection with the execution or discharge of his duties, powers, authorities or discretions as a director or officer of MK Cayman, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by him in defending (whether successfully or otherwise) any civil proceedings concerning MK Cayman or its affairs in any court whether in the Cayman Islands or elsewhere. Expenses (including attorneys’ fees, costs and charges) incurred by a director or officer of MK Cayman in defending a proceeding shall be paid by MK Cayman in advance of the final disposition of such proceeding upon receipt of an undertaking by or on behalf of the director or officer to repay all amounts so advanced in the event that it shall ultimately be determined that such director or officer is not entitled to be indemnified by MK Cayman. No such director or officer of MK Cayman shall be liable to MK Cayman for any loss or damage unless such liability arises through the willful neglect or default of such director or officer.

Middle Kingdom also has directors’ and officers’ liability insurance that would indemnify its directors and officers against damages arising out of certain kinds of claims that might be made against them based on their negligent acts or omissions while acting in their capacity as such. MK Cayman is expected to continue to maintain this insurance and is obligated by the terms of the merger agreement to maintain in effect (to the extent available in the market) a tail liability insurance policy covering those persons who are currently covered by Middle Kingdom’s directors’ and officers’ liability insurance policy with coverage in amount and scope of at least as favorable to such persons as Middle Kingdom’s existing coverage for a period of at least three years after the closing.

ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) Exhibits

Exhibit No.	Description
2.1	Agreement and Plan of Merger, Conversion and Share Exchange by and among Middle Kingdom, MK Arizona, Pypo Cayman, Pypo HK, Pypo Beijing, Arch and Capital Ally, dated September 5, 2008 (incorporated by reference to annex A to Amendment No. 9 to Form S-4, SEC File No. 333-153492)
2.2	Amendment No.1 to Agreement and Plan of Merger, Conversion and Share Exchange by and among Middle Kingdom, MK Arizona, Pypo Cayman, Pypo HK, Pypo Beijing, Arch and Capital Ally, dated January 6, 2009 (incorporated by reference to annex B to Amendment No. 9 to Form S-4, SEC File No. 333-153492)
2.3	Amendment No.2 to Agreement and Plan of Merger, Conversion and Share Exchange by and among Middle Kingdom, MK Arizona, Pypo Cayman, Pypo HK, Pypo Beijing, Arch and Capital Ally, dated June 16, 2009 (incorporated by reference to annex D to Prospectus Supplement dated June 17, 2009, SEC File No. 333-153492)
3.1	Amended and Restated Memorandum and Articles of Association of MK Cayman (incorporated by reference to annex C to Amendment No. 9 to Form S-4, SEC File No. 333-153492)
4.1	Form of Purchase Option (incorporated by reference to exhibit 4.7 to the Amended Registration Statement of Middle Kingdom Alliance Corp. on Form S-1 filed with the Commission on November 13, 2006, SEC File No. 333-133475)
4.2	Form of Class A Warrant Agreement between Continental Stock Transfer and Trust Company and Middle Kingdom Alliance Corp. (incorporated by reference to exhibit 4.8 to the Amended Registration Statement of Middle Kingdom Alliance Corp. on Form S-1 filed with the Commission on November 13, 2006, SEC File No. 333-133475)
4.3	Form of Class B Warrant Agreement between Continental Stock Transfer and Trust Company and Middle Kingdom Alliance Corp. (incorporated by reference to exhibit 4.9 to the Amended Registration Statement of Middle Kingdom Alliance Corp. on Form S-1 filed with the Commission on November 13, 2006, SEC File No. 333-133475)
4.4	Specimen Series A Unit Certificate (previously filed as exhibit 4.4 to Post-Effective Amendment No.1 to Form S-4, SEC File No. 333-153492)
4.5	Specimen Series B Unit Certificate (previously filed as exhibit 4.5 to Post-Effective Amendment No.1 to Form S-4, SEC File No. 333-153492)
4.6	Specimen Class A Warrant Certificate (previously filed as exhibit 4.6 to Post-Effective Amendment No.1 to Form S-4, SEC File No. 333-153492)
4.7	Specimen Class B Warrant Certificate (previously filed as exhibit 4.7 to Post-Effective Amendment No.1 to Form S-4, SEC File No. 333-153492)
4.8	Specimen Ordinary Share Certificate (previously filed as exhibit 4.8 to Post-Effective Amendment No.1 to Form S-4, SEC File No. 333-153492)
5.1	Opinion of Appleby (incorporated by reference to exhibit 5.1 to Amendment No.9 to Form S-4, SEC File No. 333-153492)
5.2	Opinion of Cozen O’Connor (incorporated by reference to exhibit 5.2 to Amendment No.8 to Form S-4, SEC File No. 333-153492)
5.3	Opinion of Roetzel & Andress, L.P.A. (incorporated by reference to exhibit 5.3 to Amendment No.8 to Form S-4, SEC File No. 333-153492)
8.1	Opinion of Cozen O’Connor (incorporated by reference to exhibit 8.1 to Amendment No.8 to Form S-4, SEC File No. 333-153492)
8.2	Opinion of Han Kun Law Offices (incorporated by reference to exhibit 8.2 to Amendment No.8 to Form S-4, SEC File No. 333-153492)

Exhibit No.	Description
8.3	Opinion of Appleby (incorporated by reference to exhibit 8.3 to Amendment No.8 to Form S-4, SEC File No. 333-153492)
8.4	Opinion of Chang Ze Law Firm (incorporated by reference to exhibit 8.4 to Amendment No.8 to Form S-4, SEC File No. 333-153492)
10.1	Form of Securities Escrow Agreement among Middle Kingdom Alliance Corp., Continental Stock Transfer and Trust Company and the Initial Stockholders of Middle Kingdom Alliance Corp. (incorporated by reference to exhibit 10.3 to the Amended Registration Statement of Middle Kingdom Alliance Corp. on Form S-1 filed with the Commission on November 13, 2006, SEC File No. 333-133475)
10.2	Form of Registration Rights Agreement among Middle Kingdom Alliance Corp. and the Initial Stockholders of Middle Kingdom Alliance Corp. (incorporated by reference to exhibit 10.4 to the Amended Registration Statement of Middle Kingdom Alliance Corp. on Form S-1 filed with the Commission on November 13, 2006, SEC File No. 333-133475)
10.3	Form of Voting Agreement among MK Cayman and certain officers, directors and shareholders of MK Cayman (incorporated by reference to annex F to Amendment No. 9 to Form S-4, SEC File No. 333-153492)
10.4	Form of Lock-Up Agreement among MK Cayman and the Pypo shareholders (incorporated by reference to annex G to Amendment No. 9 to Form S-4, SEC File No. 333-153492)
10.5	Form of Registration Rights Agreement among MK Cayman and the Pypo shareholders (incorporated by reference to annex H to Amendment No. 9 to Form S-4, SEC File No. 333-153492)
10.6	Employment Agreement between Kuo Zhang and Pypo Cayman, dated September 5, 2008 (incorporated by reference to exhibit 10.5 to the Current Report on Form 8-K dated September 11, 2008 by Middle Kingdom, SEC File No. 000-52358)
10.7	Employment Agreement between Dongping Fei and Pypo Cayman, dated September 5, 2008 (incorporated by reference to exhibit 10.6 to the Current Report on Form 8-K dated September 11, 2008 by Middle Kingdom, SEC File No. 000-52358)
10.8	Employment Agreement between Hengyang Zhou and Pypo Beijing, dated September 5, 2008 (incorporated by reference too exhibit 10.7 to the Current Report on Form 8-K dated September 11, 2008 by Middle Kingdom, SEC File No. 000-52358)
10.9	Employment Agreement between Francis Wan and Pypo Beijing, dated September 5, 2008 (incorporated by reference to exhibit 10.8 to the Current Report on Form 8-K dated September 11, 2008 by Middle Kingdom, SEC File No. 000-52358)
10.10	Samsung Anycall Distribution Agreement between Samsung and Pypo Beijing, dated July 1, 2008 (incorporated by reference to exhibit 10.10 to Amendment No. 3 to Form S-4, SEC File No. 333-153492)
10.11	Loan Agreement between Hui Liu and Pypo Beijing, dated December 26, 2007 (incorporated by reference to exhibit 10.11 to Amendment No. 3 to Form S-4, SEC File No. 333-153492)
10.12	Loan Agreement between Dongping Fei and Pypo Beijing, dated December 26, 2007 (incorporated by reference to exhibit 10.12 to Amendment No. 3 to Form S-4, SEC File No. 333-153492)
10.13	Loan Agreement between Zhikuan Guan and Pypo Beijing, dated September 1, 2008 (incorporated by reference to exhibit 10.13 to Amendment No. 1 to Form S-4, SEC File No. 333-153492)
10.14	Loan Agreement between Dongping Fei and Pypo Beijing, dated September 1, 2008 (incorporated by reference to exhibit 10.14 to Amendment No. 5 to Form S-4, SEC File No. 333-153492)
10.15	Exclusive Option Agreement among Zhikuan Guan, Pypo Beijing and Beijing Funtalk, dated September 8, 2008 (incorporated by reference to exhibit 10.15 to Amendment No. 1 to Form S-4, SEC File No. 333-153492)
10.16	Exclusive Option Agreement among Dongping Fei, Pypo Beijing and Beijing Funtalk, dated September 1, 2008 (incorporated by reference to exhibit 10.16 to Amendment No. 1 to Form S-4, SEC File No. 333-153492)

Exhibit No.	Description
10.17	Exclusive Option Agreement among Beijing Dongdian, Pypo Beijing and Beijing Funtalk, dated August 5, 2008 (incorporated by reference to exhibit 10.17 to Amendment No. 2 to Form S-4, SEC File No. 333-153492)
10.18	Equity Interest Pledge Agreement between Zhikuan Guan, Pypo Beijing and Beijing Funtalk, dated September 8, 2008 (incorporated by reference to exhibit 10.17 to Amendment No. 1 to Form S-4, SEC File No. 333-153492)
10.19	Equity Interest Pledge Agreement between Dongping Fei, Pypo Beijing and Beijing Funtalk, dated September 1, 2008 (incorporated by reference to exhibit 10.18 to Amendment No. 1 to Form S-4, SEC File No. 333-153492)
10.20	Equity Interest Pledge Agreement among Beijing Dongdian, Pypo Beijing and Beijing Funtalk, dated August 5, 2008 (incorporated by reference to exhibit 10.20 to Amendment No. 2 to Form S-4, SEC File No. 333-153492)
10.21	Zhikuan Guan Power of Attorney appointing Pypo Beijing as agent and attorney, dated September 8, 2008 (incorporated by reference to exhibit 10.19 to Amendment No. 1 to Form S-4, SEC File No. 333-153492)
10.22	Dongping Fei Power of Attorney appointing Pypo Beijing as agent and attorney, dated September 1, 2008 (incorporated by reference to exhibit 10.20 to Amendment No. 1 to Form S-4, SEC File No. 333-153492)
10.23	Beijing Funtalk Power of Attorney appointing Pypo Beijing as agent and attorney, dated August 5, 2008 (incorporated by reference to exhibit 10.23 to Amendment No. 2 to Form S-4, SEC File No. 333-153492)
10.24	Exclusive Business Cooperation Agreement between Beijing Funtalk and Pypo Beijing, dated September 1, 2008 (incorporated by reference to exhibit 10.21 to Amendment No. 1 to Form S-4, SEC File No. 333-153492)
10.25	Exclusive Business Cooperation Agreement between Beijing Dongdian and Pypo Beijing, dated July 28, 2008 (incorporated by reference to exhibit 10.25 to Amendment No. 2 to Form S-4, SEC File No. 333-153492)
10.26	Share Transfer Agreement between Hui Liu and Zhikuan Guan, dated September 1, 2008 (incorporated by reference to exhibit 10.26 to Amendment No. 3 to Form S-4, SEC File No. 333-153492)
10.27	Loan Agreement between Capital Ally and Pypo Cayman, dated March 10, 2008 (incorporated by reference to exhibit 10.27 to Amendment No. 3 to Form S-4, SEC File No. 333-153492)
10.28	Supplemental Loan Agreement between Capital Ally and Pypo Cayman, dated November 10, 2008 (incorporated by reference to exhibit 10.28 to Amendment No. 3 to Form S-4, SEC File No. 333-153492)
10.29	Equity Pledge Agreement between Capital Ally and Pypo Cayman, dated March 10, 2008 (incorporated by reference to exhibit 10.29 to Amendment No. 3 to Form S-4, SEC File No. 333-153492)
10.30	Deed of Release between Capital Ally and Pypo Cayman, dated November 10, 2008 (incorporated by reference to exhibit 10.30 to Amendment No. 3 to Form S-4, SEC File No. 333-153492)
10.31	Funds Transfer Agreement between Arch and Pypo Cayman, dated March 10, 2008 (incorporated by reference to exhibit 10.31 to Amendment No. 3 to Form S-4, SEC File No. 333-153492)
10.32	Supplemental Funds Transfer Agreement between Arch and Pypo Cayman, dated November 10, 2008 (incorporated by reference to exhibit 10.32 to Amendment No. 3 to Form S-4, SEC File No. 333-153492)
10.33	Equity Pledge Agreement between Style Technology and Pypo Cayman, dated November 10, 2008 (incorporated by reference to exhibit 10.33 to Amendment No. 3 to Form S-4, SEC File No. 333-153492)

Exhibit No.	Description
10.34	Equity Pledge Agreement between GM Investment and Pypo Cayman, dated November 10, 2008 (incorporated by reference to exhibit 10.34 to Amendment No. 3 to Form S-4, SEC File No. 333-153492)
10.35	Acquisition Framework Agreement between Beijing Funtalk, Zhuqun Peng as the Controlling Party, and the Transferors, dated May 5, 2008 (previously filed as exhibit 10.35 to Post-Effective Amendment No.1 to Form S-4, SEC File No. 333-153492)**
10.36	Supplemental Agreement to Acquisition Framework Agreement between Beijing Funtalk, Zhuqun Peng as the Controlling Party, and the Transferors, dated October 30, 2008 (previously filed as exhibit 10.36 to Post-Effective Amendment No.1 to Form S-4, SEC File No. 333-153492)
10.37	Operation and Management Agreement between Beijing Funtalk and Zhuqun Peng as the Controlling Party, dated May 5, 2008 (previously filed as exhibit 10.37 to Post-Effective Amendment No.1 to Form S-4, SEC File No. 333-153492)
10.38	Supplementary Agreement to the Operation and Management Agreement between Beijing Funtalk and Zhuqun Peng as the Controlling Party, dated October 30, 2008 (incorporated by reference to exhibit 10.38 to Amendment No. 5 to Form S-4, SEC File No. 333-153492)
10.39	Shareholders and Sponsors Agreement among Pypo Cayman, Pypo HK, Pypo Beijing, Arch Holdings Limited, China Bright Group Co., Ltd., Style Technology, Kuo Zhang, Dongping Fei and Francis Wan, dated October 15, 2007 (incorporated by reference to exhibit 10.39 to Amendment No. 2 to Form S-4, SEC File No. 333-153492)
10.40	Equity Subscription Agreement among Pypo Cayman, Pypo Beijing, Arch, Golden Meditech Company Limited, China Bright Group Co., Ltd., Style Technology, Kuo Zhang, Dongping Fei and Francis Wan, dated October 15, 2007 (incorporated by reference to exhibit 10.40 to Amendment No. 3 to Form S-4, SEC File No. 333-153492)
10.41	Waiver Letter among Pypo Cayman, Pypo Beijing, Golden Meditech Company Limited, Capital Ally, Francis Wan, Kuo Zhang and Dongping Fei, dated October 15, 2007 (incorporated by reference to exhibit 10.41 to Amendment No. 2 to Form S-4, SEC File No. 333-153492)
10.42	Written description of oral agreement between Pypo Beijing and Beijing Shidai Tiancheng Technology Development Co., Ltd. (incorporated by reference to exhibit 10.42 to Amendment No. 2 to Form S-4, SEC File No. 333-153492)
10.43	Term Facility Agreement between Pypo HK as Borrower, and Nederlandse Financierings-Maatschappij Voor Ontwikkelingslanden N.V. as Lender, dated January 30, 2009 (incorporated by reference to exhibit 10.43 to Amendment No. 3 to Form S-4, SEC File No. 333-153492)
10.44	Consent, Waiver and Amendment Letter between Pypo HK and Nederlandse Financierings-Maatschappij Voor Ontwikkelingslanden N.V. dated August 11, 2009 (previously filed as exhibit 10.44 to Post-Effective Amendment No.1 to Form S-4, SEC File No. 333-153492)
10.45	Corporate Guarantee between Pypo Cayman as Guarantor, in favor of Nederlandse Financierings-Maatschappij Voor Ontwikkelingslanden N.V., dated January 30, 2009 (incorporated by reference to exhibit 10.44 to Amendment No. 3 to Form S-4, SEC File No. 333-153492)
10.46	Charge Deed between Pypo Cayman as Pledgor, Nederlandse Financierings-Maatschappij Voor Ontwikkelingslanden N.V. as Pledgee, and Pypo HK, dated January 30, 2009 (incorporated by reference to exhibit 10.45 to Amendment No. 3 to Form S-4, SEC File No. 333-153492)
10.47	Equity Pledge Agreement between Pypo HK and Nederlandse Financierings-Maatschappij Voor Ontwikkelingslanden N.V., dated January 30, 2009 (incorporated by reference to exhibit 10.46 to Amendment No. 3 to Form S-4, SEC File No. 333-153492)
10.48	Indemnification Agreement between Pypo Cayman and Clement Kwong, dated November 16, 2007 (incorporated by reference to exhibit 10.47 to Amendment No. 3 to Form S-4, SEC File No. 333-153492)
10.49	Indemnification Agreement between Pypo HK and Clement Kwong, dated November, 2007 (incorporated by reference to exhibit 10.48 to Amendment No. 3 to Form S-4, SEC File No. 333-153492)

Exhibit No.	Description
10.50	Indemnification Agreement between Pypo Beijing and Clement Kwong, dated November, 2007 (incorporated by reference to exhibit 10.49 to Amendment No. 3 to Form S-4, SEC File No. 333-153492)
10.51	Frame Contract among Beijing Funtalk, Pypo Beijing, Liu Hui, Fei Dongping and Guan Zhikuan, dated September 1, 2008 (incorporated by reference to exhibit 10.50 to Amendment No. 3 to Form S-4, SEC File No. 333-153492)
10.52	Equity Interests Transfer Agreement between Style Technology and Beijing Ding Tai Jiye Investment Consulting Co., Ltd, dated as of July 18, 2007 (incorporated by reference to exhibit 10.51 to Amendment No. 3 to Form S-4, SEC File No. 333-153492)
10.53	Instrument of Transfer by and between GM Investment as Transferor and China Bright Group Co. Ltd. as Transferee, dated October 12, 2007 (incorporated by reference to exhibit 10.52 to Amendment No. 3 to Form S-4, SEC File No. 333-153492)
10.54	Equity Interests Transfer Agreement between China Bright Group Co. Ltd. and Pypo HK, dated as of October 15, 2007 (incorporated by reference to exhibit 10.53 to Amendment No. 3 to Form S-4, SEC File No. 333-153492)
10.55	Equity Interests Transfer Agreement between Style Technology and Pypo HK, dated as of October 15, 2007 (incorporated by reference to exhibit 10.54 to Amendment No. 3 to Form S-4, SEC File No. 333-153492)
10.56	Subscription Agreement among Style Technology, China Bright Group Co. Ltd., Pypo HK and Pypo Cayman, dated as of November 14, 2007 (incorporated by reference to exhibit 10.55 to Amendment No. 3 to Form S-4, SEC File No. 333-153492)
10.57	Instrument of Transfer between Style Technology, as Transferor and Capital Ally, as Transferee, dated as of December 28, 2007 (incorporated by reference to exhibit 10.56 to Amendment No. 3 to Form S-4, SEC File No. 333-153492)
10.58	Instrument of Transfer between China Bright Group Co. Ltd., as Transferor and Capital Ally, as Transferee, dated as of December 28, 2007 (incorporated by reference to exhibit 10.57 to Amendment No. 3 to Form S-4, SEC File No. 333-153492)
10.59	Equitable Mortgage of Shares among Arch, as Chargor and Gottex Fund Management Sarl, as Chargee, dated as of January 16, 2008 (incorporated by reference to exhibit 10.58 to Amendment No. 3 to Form S-4, SEC File No. 333-153492)
10.60	Written description of oral agreement between Pypo Beijing and Beijing North Investment Group Limited (incorporated by reference to exhibit 10.59 to Amendment No. 3 to Form S-4, SEC File No. 333-153492)
10.61	Written description of oral agreement between Pypo Beijing and Beijing East Chuangzhi Technology Development Co., Ltd. (incorporated by reference to exhibit 10.60 to Amendment No. 3 to Form S-4, SEC File No. 333-153492)
10.62	Written description of oral agreement between Pypo Beijing and Beijing Zhiyang East Investment Consulting Co., Ltd. (incorporated by reference to exhibit 10.61 to Amendment No. 3 to Form S-4, SEC File No. 333-153492)
10.63	Written description of oral agreement between Pypo Beijing and Beijing Dingtai Jiye Investment Co., Ltd. (incorporated by reference to exhibit 10.62 to Amendment No. 3 to Form S-4, SEC File No. 333-153492)
10.64	Written description of oral agreement between Pypo Beijing and Beijing Ruizhi Jiye Investment Co., Ltd. (incorporated by reference to exhibit 10.63 to Amendment No. 3 to Form S-4, SEC File No. 333-153492)
10.65	Written description of oral agreement between Pypo Beijing and Beijing JingJing Medical Equipment Co., Ltd. (incorporated by reference to exhibit 10.64 to Amendment No. 3 to Form S-4, SEC File No. 333-153492)

Exhibit No.	Description
10.66	Warrant Transfer Agreement among High Capital Funding, LLC, Bernard J. Tannenbaum III, Michael Marks, MTP Holding Ltd., Allan Shu Cheuk Lam, Anthony Ng, David A. Rapaport and Fred A. Brasch, as Transferors and Arch Digital Holdings Limited and Capital Ally Investments Limited, as Transferees, dated as of January 30, 2009 (incorporated by reference to exhibit 10.65 to Amendment No. 4 to Form S-4, SEC File No. 333-153492)
10.67	Letter Agreement amending Investment Management and Trust Agreement dated December 19, 2006 between Middle Kingdom and Continental Stock Transfer and Trust Company, dated January 10, 2007 (incorporated by reference to exhibit 10.66 to Amendment No. 4 to Form S-4, SEC File No. 333-153492)
10.68	Letter Agreement amending Investment Management and Trust Agreement dated December 19, 2006 between Middle Kingdom and Continental Stock Transfer Company, dated June 10, 2008 (incorporated by reference to exhibit 10.67 to Amendment No. 4 to Form S-4, SEC File No. 333-153492)
10.69	Letter Agreement amending Investment Management and Trust Agreement dated December 19, 2006 between Middle Kingdom and Continental Stock Transfer and Trust Company, dated December 15, 2008 (incorporated by reference to exhibit 10.68 to Amendment No. 4 to Form S-4, SEC File No. 333-153492)
10.70	Maximum Guarantee Agreement between Fei Dongping and Minsheng Bank of China, dated as of July 23, 2007 (incorporated by reference to exhibit 10.69 to Amendment No. 4 to Form S-4, SEC File No. 333-153492)
10.71	Maximum Guarantee Agreement between Zhang Kuo and Minsheng Bank of China, dated as of July 23, 2007 (incorporated by reference to exhibit 10.70 to Amendment No. 4 to Form S-4, SEC File No. 333-153492)
10.72	Investment Management Trust Agreement between Continental Stock Transfer and Trust Company and Middle Kingdom dated December 19, 2006 (incorporated by reference to exhibit 10.2 to the Amended Registration Statement of Middle Kingdom Alliance Corp. on Form S-1 filed with the Commission on November 13, 2006, SEC File No. 333-133475)
10.73	Amendment to Class A Warrant Agreement between Continental Stock Transfer and Trust Company and Middle Kingdom Alliance Corp. (incorporated by reference to exhibit 10.72 to Amendment No. 7 to Form S-4, SEC File No. 333-153492)
10.74	Amendment to Class B Warrant Agreement between Continental Stock Transfer and Trust Company and Middle Kingdom Alliance Corp. (incorporated by reference to exhibit 10.73 to Amendment No. 7 to Form S-4, SEC File No. 333-153492)
10.75	Irrevocable Instruction Letter to Continental Stock Transfer and Trust Company as trustee in connection with the Investment Management and Trust Agreement dated as of December 19, 2006 between Middle Kingdom and Continental Stock Transfer and Trust Company, as amended (incorporated by reference to exhibit 10.74 to Amendment No. 7 to Form S-4, SEC File No. 333-153492)
10.76	Supplementary Agreement to Equity Interest Pledge Agreement by and among Pypo Beijing, Beijing Funtalk and Fei Dongping dated March 3, 2009 (incorporated by reference to exhibit 10.75 to the Current Report on Form 8-K dated July 15, 2009, SEC File No. 333-153492)
10.77	Supplementary Agreement to Equity Interest Pledge Agreement by and among Pypo Beijing, Beijing Funtalk and Guan Zhikuan dated March 3, 2009 (incorporated by reference to exhibit 10.76 to the Current Report on Form 8-K dated July 15, 2009, SEC File No. 333-153492)
10.78	Supplementary Agreement to Equity Interest Pledge Agreement by and among Pypo Beijing, Beijing Funtalk and Beijing Dongdian dated March 3, 2009 (incorporated by reference to exhibit 10.77 to the Current Report on Form 8-K dated July 15, 2009, SEC File No. 333-153492)
10.79	Equity Interest Pledge Agreement between Pypo HK, as Pledgor, and Nederlandse Financierings-Maatschappij Voor Ontwikkelingslanden N.V., as Pledgee (incorporated by reference to exhibit 10.78 to the Current Report on Form 8-K dated July 15, 2009, SEC File No. 333-153492)

Exhibit No.	Description
10.80	Equity Interest Pledge Agreement between Pypo Beijing, as Pledgee, and Beijing Feiji Investment Co., Ltd., as Pledgor, dated March 3, 2009 (incorporated by reference to exhibit 10.79 to the Current Report on Form 8-K dated July 15, 2009, SEC File No. 333-153492)
10.81	Equity Interest Pledge Agreement among Pypo Beijing, as Pledgee, Guan Zhikuan, as Pledgor, and Fei Dongping, as Pledgor, dated March 3, 2009 (incorporated by reference to exhibit 10.80 to the Current Report on Form 8-K dated July 15, 2009, SEC File No. 333-153492)
10.82	Written description of oral agreement between Beijing Yipai-top Communications Technology Co., Ltd. and Pypo Beijing (incorporated by reference to exhibit 10.81 to the Current Report on Form 8-K dated July 15, 2009, SEC File No. 333-153492)
10.83	Written description of oral agreement between Pypo Cayman and GM Investment (incorporated by reference to exhibit 10.82 to the Current Report on Form 8-K dated July 15, 2009, SEC File No. 333-153492)
10.84	Letter Agreement dated June 9, 2009 amending Loan Agreement dated March 10, 2008 between Pypo Cayman and Capital Ally (incorporated by reference to annex B to the Prospectus Supplement dated June 17, 2009, SEC File No. 333-153492)
10.85	Letter Agreement amending Funds Transfer Agreement dated March 10, 2008 between Pypo Cayman and Arch (incorporated by reference to annex C to the Prospectus Supplement dated June 17, 2009, SEC File No. 333-153492)
10.86	Written description of oral agreement for working capital loan between Pypo Cayman and Capital Ally (incorporated by reference to annex E to the Prospectus Supplement dated June 17, 2009, SEC File No. 333-153492)
10.87	Written description of oral agreement for loan between Pypo Beijing and Beijing Pypo Times Technology Co., Ltd. (incorporated by reference to annex F to the Prospectus Supplement dated June 17, 2009, SEC File No. 333-153492)
10.88	Written description of oral agreement for working capital loan between Pypo Beijing and Beijing Pypo Times Technology Co., Ltd. (incorporated by reference to annex G to the Prospectus Supplement dated June 17, 2009, SEC File No. 333-153492)
10.89	Written description of oral agreement for guarantee between Beijing Ruizhi Jiye Investment Co., Ltd. and Kuo Zhang (incorporated by reference to annex H to the Prospectus Supplement dated June 17, 2009, SEC File No. 333-153492)
10.90	English translation of Loan Agreement dated March 9, 2008 between Beijing Pypo Technology Group Co., Ltd. and Beijing Shidai Tiancheng Technology Development Co., Ltd. (incorporated by reference to annex I to the Prospectus Supplement dated June 17, 2009, SEC File No. 333-153492)
10.91	Equity Interests Transfer Framework Agreement dated as of August 3, 2009 by and between Beijing Funtalk and Tangjun (incorporated by reference to exhibit 2.1 to the Current Report on Form 8-K dated August 7, 2009, SEC File No. 333-153492)
10.92	Equity Interest Transfer Framework Agreement dated September 11, 2009 by and between Beijing Funtalk and Suzhou Industrial Park Pengjing Kunxiang Technology Co., Ltd. (incorporated by reference to exhibit 2.1 to the Current Report on Form 8-K dated September 17, 2009, SEC File No. 333-153492)
10.93	Share Purchase Agreement dated October 2, 2009 by and among Pypo Cayman, Capital Ally and Arch (previously filed as exhibit 10.93 to Post-Effective Amendment No.1 to Form S-4, SEC File No. 333-153492)
10.94	Amendment to Share Purchase Agreement dated as of October 19, 2009 by and among Pypo Cayman, Capital Ally and Arch (incorporated by reference to exhibit 10.2 to the Current Report on Form 6-K dated October 21, 2009)
21.1	Subsidiaries of MK Cayman (previously filed as exhibit 21.1 to Post-Effective Amendment No.1 to Form S-4, SEC File No. 333-153492)

Exhibit No.	Description
23.1	Consent of Weiser LLP
23.2	Consent of Deloitte Touche Tohmatsu
23.3	Consent of Appleby (incorporated by reference to exhibit 23.3 to Amendment No. 9 to Form S-4, SEC File No. 333-153492)
23.4	Consent of Cozen O’Connor (incorporated by reference to exhibit 23.4 to Amendment No. 9 to Form S-4, SEC File No. 333-153492)
23.5	Consent of Han Kun Law Offices (incorporated by reference to exhibit 23.5 to Amendment No. 9 to Form S-4, SEC File No. 333-153492)
23.6	Consent of Chang Ze Law Firm (incorporated by reference to exhibit 23.6 to Amendment No. 9 to Form S-4, SEC File No. 333-153492)
23.7	Consent of SPAC Investments, Ltd. (incorporated by reference to exhibit 23.7 to Amendment No. 9 to Form S-4, SEC File No. 333-153492)
23.8	Consent of Neil Danics (incorporated by reference to exhibit 23.8 to Amendment No. 9 to Form S-4, SEC File No. 333-153492)
23.9	Consent of Coppersmith Schermer & Brockelman PLC (incorporated by reference to exhibit 23.9 to Amendment No. 9 to Form S-4, SEC File No. 333-153492)
23.10	Consent of Roetzel & Andress, L.P.A. (incorporated by reference to exhibit 23.10 to Amendment No. 9 to Form S-4, SEC File No. 333-153492)
99.1	Proxy Card (incorporated by reference to exhibit 99.1 to Amendment No. 9 to Form S-4, SEC File No. 333-153492)
99.2	Consent of Dongping Fei (incorporated by reference to exhibit 99.2 to Amendment No. 1 to Form S-4, SEC File No. 333-153492)
99.3	Consent of Kuo Zhang (incorporated by reference to exhibit 99.3 to Amendment No. 1 to Form S-4, SEC File No. 333-153492)
99.4	Representation Letter of Pypo, dated November 2008 (incorporated by reference to exhibit 99.4 to Amendment No. 1 to Form S-4, SEC File No. 333-153492)
99.5	Representation Letter of Capital Ally, dated November 2008 (incorporated by reference to exhibit 99.5 to Amendment No. 1 to Form S-4, SEC File No. 333-153492)
99.6	Opinion of Han Kun Law Offices (incorporated by reference to exhibit 99.6 to Amendment No. 8 to Form S-4, SEC File No. 333-153492)
99.7	Consent of Alex Fan (incorporated by reference to exhibit 99.7 to Amendment No. 2 to Form S-4, SEC File No. 333-153492)
99.8	Consent of Mofang Li (incorporated by reference to exhibit 99.8 to Amendment No. 2 to Form S-4, SEC File No. 333-153492)
99.9	Consent of Andrew Ryan (incorporated by reference to exhibit 99.9 to Amendment No. 2 to Form S-4, SEC File No. 333-153492)
99.10	Consent of Linzhen Xie (incorporated by reference to exhibit 99.10 to Amendment No. 2 to Form S-4, SEC File No. 333-153492)
99.11	SPAC Analytics materials provided to Middle Kingdom (incorporated by reference to exhibit 99.11 to Amendment No. 8 to Form S-4, SEC File No. 333-153492)
99.12	Cozen O’Connor reliance letter (incorporated by reference to exhibit 99.12 to Amendment No. 9 to Form S-4, SEC File No. 333-153492)
99.13	Amendment No. 9 to Form S-4 (incorporated by reference to Amendment No 9 to Form S-4, SEC File No 333-153492)

**	Redacted exhibits for which confidential treatment has been requested.

(b) Financial Statement Schedules

(i) Middle Kingdom

All such schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

(ii) Pypo

All such schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

ITEM 22. UNDERTAKINGS

(a) The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

i. To include any prospectus required by Section 10(a)(3) of the Securities Act;

ii. To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

iii. To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)	That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
(3)	To remove from registration by means of a post-effective amendment any of the securities being registered that remain unsold at the termination of the offering.
(4)	If the registrant is a foreign private issuer, to file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A. of Form 20-F at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Securities Act need not be furnished, provided that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (a)(4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements.
(5)	That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, will be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.
(6)	That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities: The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(b) The undersigned registrant hereby undertakes as follows:

(i) That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

(ii) That every prospectus (i) that is filed pursuant to the paragraph immediately preceding, or (ii) that purports to meet the requirements of section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(d) The undersigned registrant hereby undertakes as follows:

(1)	To respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of Form S-4, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.
(2)	To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Beijing, China, on November 10, 2009.

PYPO CHINA HOLDINGS LIMITED (registrant)

November 10, 2009	By: /s/ Dongping Fei Name: Dongping Fei Title: Director and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Kuo Zhang Kuo Zhang	Chairman of the Board of Directors	November 10, 2009

/s/ Dongping Fei Dongping Fei	Director and Chief Executive Officer (principal executive officer)	November 10, 2009

/s/ Kim Chuan (“Jackie”) Leong Kim Chuan (“Jackie”) Leong	Chief Financial Officer (principal financial and accounting officer)	November 10, 2009

/s/ Michael Marks Michael Marks	Director	November 10, 2009

/s/ Alex Fan Alex Fan	Director	November 10, 2009

/s/ Andrew Ryan Andrew Ryan	Director	November 10, 2009

/s/ Linzhen Xie Linzhen Xie	Director	November 10, 2009

/s/ Mofang Li Mofang Li	Director	November 10, 2009

AUTHORIZED REPRESENTATIVE

Pursuant to the Securities Act of 1933, the undersigned, the duly authorized representative in the United States of Pypo China Holdings Limited, has signed this registration statement in Atlanta, GA, on November 10, 2009.

Authorized Representative

November 10, 2009	By: /s/ Bernard J. Tanenbaum III Name: Bernard J. Tanenbaum III